SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX 20

Amazonas Distribuidora de Energia S.A. (Amazonas Energia)

- ***a.*** Accounting Due Diligence Summary;
- ***b.*** Valuation Report;
- ***c.*** Technical Operational Report;
- ***d.*** Environmental Assessment;
- ***e.*** Human Resources Assessment;
- ***f.*** Legal Auditing Executive Report;
- ***g.*** Actuarial Valuation Report; e
- ***h.*** Privatization Modeling Proposal.

Accounting Due Diligence Summary – Amazonas Distribuidora de Energia S/A

August 10, 2017

August 10, 2017

August 10, 2017

Dear Sirs:

As per BNDES's request, and, in accordance with the provisions of Electronic Auction AARH N. 51/2016, Contract OCS no. 028/2017 ("Contract"), dated February 14, 2017, and with the provisions of Article 80 of Law no. 13303/2016, we prepared this summary, in which we present the main findings identified during our accounting due diligence procedures on Amazonas Distribuidora de Energia S/A – Amazonas.

Our services were limited to the procedures described in item 4.2.3 of Exhibit I to the aforementioned Contract. Accordingly, this summary does not include all matters identified and presented in the due diligence report dated May 5, 2017, and must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Our works were performed according to the guidelines applicable to advisory services in transactions, as set forth in IBRACON Technical Announcement no. 08/2012. Considering that the scope of our works was not a limited analysis or review performed in accordance with the audit standards, an analysis of internal controls, or any other certification work or other previously agreed proceeding, we do not issue an opinion or any kind of assurance about the Company's financial statements, about any other information, or about the design or the effectiveness of the Company's operational and internal controls systems.

Our work was conducted based on information provided by the Company's management and based on the assumption that the information is true and complete. The information was not subject to tests or verifications, except when expressly defined in the scope of our works.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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We take no responsibility for the nature, extent, sufficiency, or fitness of the procedures followed by us, whether for the purposes for which this summary was requested or for any other purpose. The sufficiency of the procedures followed by us shall be BNDES’s sole responsibility, as well as any decision related to the proposed transaction. Had we been requested to conduct additional procedures, other issues could have been detected and reported to you.

Sincerely,

[signed]
PricewaterhouseCoopers
Corporate Finance & Recovery Ltda.
CRC 2SP022749/O-7

[signed]
Christian Silva Gambôa
Accountant CRC 1SP234223/O-4

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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Summary of the main points of attention (1/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

1 Financial position		We understand that those factors may impair the obtainment of an
The Company has incurred in consecutive losses (R$ 4.9 billion in 2016		EBITDA on a recurring and normalized basis, making it more difficult,
and R$ 2.3 billion in 2015), reaching an accumulated loss of R$ 13.9		therefore, to compare the historical periods.

billion as of Dec-16 and a net shareholders' equity of R$ 9.3 billion.		2 Impairment/onerous contract
In addition, we identified an adjusted net indebtedness (after our
adjustments and reclassifications) as of Dec-16 of R$ 9.9 billion and		The concessions of the Eletrobras distribution companies expired in
negative adjusted EBITDA for 2016 of R$ 1.2 billion.		2015. Although Decree no. 8461, of June 2, 2015, provides for the
According to the management, the main reasons for the Company’s		extension of the electric energy distribution concessions, on June 22,
2016, the 165th Extraordinary General Shareholders’ Meeting of
current financial situation are:
Eletrobras decided not to extend the concessions of its controlled
-	Significant value of assets in service not yet included in the
	“armored” basis [base blindada], resulting in a tariff below the one	companies of power distribution.
	necessary to cover the operating costs;	Accordingly, the Company started to operate as a public utility
-	Geographical characteristics, extensive areas, and low concentration	Company, on a temporary basis, until the earlier of the assumption by a
	of population in the company’s area of operation, generating	new concessionaire or December 31, 2017.
	operating costs higher than the levels defined by the regulatory	As a consequence, considering that the Company has power purchase
	agency for purposes of definition of the subsidies to be received;	agreements in force for periods going beyond December 31, 2017, a
-	Delay in the receipt of subsidies (CCC, CDE, CVA, among others);	provision for impairment of the fixed assets was registered in 2016, in
-	High level of client default and technical and operating losses;	the amount of R$ 63 million, as well as an additional provision for onerous contract in the amount of R$ 813 million.
-	Late payment to suppliers and other liabilities (as a consequence of
	the items above), generating cash unbalance and increase in	In the management’s view, after conclusion of the privatization
	expenses with financial charges and arrears penalties.	process, associated with a program to bring back the company’s
We should stress that the Company’s current financial position,		financial health, those provisions may be reversed, not necessarily
associated with the tariff gap (e.g., significant volume of assets in		generating a future cash expenditure.
service not yet included in the “armored” basis), with reduction in the investment level during the period of provision of the services, among other factors, may result in additional risks for the Company, mainly in the last fiscal years.

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Summary of the main points of attention (2/3)

The contents below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

3 Lawsuit against all distribution	4 Deverticalization Process
companies
With the interconnection of the isolated system of the northern region,
A public civil action was filed by the National Consumers Association –	the Company needed to deverticalize its operation in the capital of the
ANDECO against all Electric Energy Concessionaires in the country	State of Amazonas (and in some cities of the metropolitan region),
with respect to prevention and remediation of collective damages	segregating the electricity generation and transmission operations from
against consumers, with a request for preliminary injunction in order	its distribution operation.
for the companies to refrain from charging the claimed losses from the	As to its corporate documents, the transition took place on June 1,
consumers in the electricity bills, including pro rata, as well as the	2015, when its assets and liabilities directly related to the generation
losses sustained due to billing or measurement errors, theft, and fraud	and transmission operations were transferred (by means of capital
in the period from 2010 to 2014. ANDECO also pursues the annulment	increase) to the wholly-owned subsidiary Amazonas Geração e
of all ANEEL Resolutions that allow the collection and inclusion in the	Transmissão de Energia S.A. (“AmGT”), specifically created for that
bills of sums related to non-technical and technical losses. The value of	purpose.
the matter is R$ 27 billion, but the amount charged from Amazonas
Energia is R$ 10.9 billion.	The last stage of the deverticalization process, still pending approval by some of the Company's creditors, consists in transferring the equity
The plaintiff maintains that, notwithstanding ANEEL’s authorization,	stake held in AmGT to some Company of the Eletrobras Group, but
the prorated billing of non-technical losses (fraud, theft, measurement	there is not an estimated date yet to complete the process.
and billing errors, and supply without measurement) is groundless and,
therefore, the distribution companies must indemnify the regular	In our view, completion of that procedure is extremely important for a
consumers in twice as much (double indemnification provided for in	successful privatization of the Company, and should be discussed in
the law) the amounts charged in the period from 2010 to 2014,	detail with its legal advisors.
according to their respective balance sheets. It also pursues the annulment of all ANEEL Resolutions that allow the collection and inclusion in the bills of sums related to non-technical and technical losses.
This lawsuit was classified by the Company’s lawyer as with risk of possible loss. Due to the relevance of the case, we recommend that you further develop the discussions with the legal area about the potential risks that this matter involves.
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Summary of the main points of attention (3/3)

The contents below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

5 Operation “Lava-Jato”	6 Tax and labor exposures

In response to investigations within the scope of Operation Car Wash about	It is important to stress that, during our works, we identified
irregularities involving employees, contractors, and suppliers of the	several procedures adopted by the Company that may result in
Eletrobras Group companies, in 2015 the Company started and internal and	questioning and assessments by the labor and social security and
independent investigation (conducted by an outside consultant), in view of	the federal, state, and municipal tax authorities. In what respects
the risk of those irregularities affecting some of Eletrobras’s investments.	such procedures, the respective value of the contingencies that
In October 2016, the independent investigation completed the stage whose	may potentially emerge if they are identified and questioned
goal was to identify wrongful acts that could cause any relevant distortions	corresponds to R$ 13.3 billion. Please note that there are other
in the Company’s financial statements. During that stage, instances of	non-quantified adjustments.
overbilling were identified with respect to bid rigging, due to the practice of cartel and bribes that would have been paid by certain contractors and suppliers since 2008.
Accordingly, the Company recorded, on December 31, 2016, a write-off in the investment recorded according to the equity accounting method in the subsidiary AmGT, in the amount of R$ 67.166, representing undue payments in prior periods in AmGT’s project Mauá 3, as ascertained in such investigation process.
According to the management, it is not possible to accurately determine the period in which those irregularities happened, but the Company has not identified any contracts after December 31, 2015 that may have been affected by the overpricing scheme.
Note that the irregularities identified are related to the subsidiary AmGT, and up to the present date no adjustment was identified that needs to be made in the Company’s accounting balances.

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Exhibit I – Adjusted EBITDA (1/8)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.
				The table on the left displays the Company’s quality of earnings
Quality of earnings				(EBITDA) analysis for the fiscal years ended on December 31, 2015
		FY15	FY16	(FY15) and December 31, 2016 (FY16).
In R$ thousand		(Audited)	(Audited)
Net revenue		2,620,767	2,669,848	The adjustments suggested were calculated based on the information
Net profit (loss)		(2,344,048)	(4,967,813)	provided by the Company's management. Those adjustments were made
Add-backs (reversions)		1,358,301	2,084,204	as a result of our analysis, according to financial and management
Financial results		1,210,594	1,957,349	information prepared by the Company’s management.
Depreciation / amortization		147,707	126,855
IR and CSLL		-	-	The EBITDA corresponds to the net profit subtracted of certain
Reported EBITDA		(985,747)	(2,883,609)	reclassification items, such as net financial results, taxes and social
% on net revenue		(38%)	(108%)
				contributions on the earned income (Income Tax (IRPJ) and Social
Reclassifications		107,062	1,170,854
1	Reclassification of AmGT's equity accounting result	241,322	347,317	Contribution on Net Profit (CSLL)), depreciation and amortization.
2	Reclassification of the provision for onerous liabilities	16,463	812,694	We should stress that the Company’s current financial position,
3	Reclassification of impairment provisions	417	63,131
4	Reclassification of the new replacement value	(151,140)	(52,287)	associated with the tariff gap (e.g., significant volume of assets in service
Accounting adjustments		1,796,115	(1,276)	not yet included in the “armored” basis), with the investment level
5	Electricity for own consumption	NQ	(1,276)	during the period of provision of the services, among other factors, may
6	Exclusion of the AmGT financial impact	1,796,115	NQ	result in additional risks for the Company, mainly in the last fiscal years.
Normalization adjustments		78,923	577,045
7	Financial impacts due to write-off of CCC credits by ANEEL	NQ	521,590	We understand that those factors may impair the obtainment of an
8	Normalization of expenses with PCLD	64,352	85,110	EBITDA on a recurring and normalized basis, making it more difficult,
9	Normalization of the revenue from excess demand and excess	14,570	(29,655)	therefore, to compare the historical periods.
	of reactive power
Tax and labor adjustments		(2,607)	(18,940)	Comments on the adjustments identified are detailed below and in the
10	Tax, labor, and social security impacts	(2,607)	(18,940)	next pages of this summary.
Adjusted EBITDA		993,745	(1,155,925)
% on net revenue		38%	(43%)	Reclassification adjustments
Non-quantified adjustments		NQ	NQ	1. Reclassification of AmGT’s equity accounting result: refers
Other considerations		(47,331)	(639,348)	to the reversion of AmGT’s equity accounting results, classified as
Source: Audited financial statements and Pw C analyses				operating expenses in the period. We understand that those values
				should not impact the recurring EBITDA values in the period, since
				the asset is not within the perimeter of the deal.

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Exhibit I – Adjusted EBITDA (2/8)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

				2.Reclassification of the provision for onerous liabilities: we
Quality of earnings				have identified that, in 2016, the Company recognized a provision for
		FY15	FY16	onerous contracts in the total amount of R$ 812m in connection
In R$ thousand		(Audited)	(Audited)
Net revenue		2,620,767	2,669,848	with: (i) losses in the realization of the intangible (non-bifurcated)
Net profit (loss)		(2,344,048)	(4,967,813)	assets higher than the recorded balances, in the total amount of R$
Add-backs (reversions)		1,358,301	2,084,204	758.7m; and (ii) excessive burden in the power purchase and sale
Financial results		1,210,594	1,957,349	agreement held with the subsidiary AmGT, as a result of the
Depreciation / amortization		147,707	126,855	suspension of the natural gas supply to UTE Aparecida (own
IR and CSLL		-	-
				generator) in the total amount of R$ 53.9 million. We understand
Reported EBITDA		(985,747)	(2,883,609)
% on net revenue		(38%)	(108%)	that those sums are not of a recurring nature for the business and
Reclassifications		107,062	1,170,854	suggest they be excluded for purposes of normalized EBITDA
1	Reclassification of AmGT's equity accounting result	241,322	347,317	analysis.
2	Reclassification of the provision for onerous liabilities	16,463	812,694
3	Reclassification of impairment provisions	417	63,131	3. Reclassification of impairment provisions: we suggest the
4	Reclassification of the new replacement value	(151,140)	(52,287)	reversion of the impacts from the recognition and/or reversion of the
Accounting adjustments		1,796,115	(1,276)	provision for recoverability of the intangible assets (impairment),
5	Electricity for own consumption	NQ	(1,276)	considering that those values are purely accounting entries which do
6	Exclusion of the AmGT financial impact	1,796,115	NQ	not directly impact the Company’s cash flow generation.
Normalization adjustments		78,923	577,045
7	Financial impacts due to write-off of CCC credits by ANEEL	NQ	521,590	4. Reclassification of the new replacement value: monetary
8	Normalization of expenses with PCLD	64,352	85,110	restatement of the assets base of the concession, expected to be paid
9	Normalization of the revenue from excess demand and excess	14,570	(29,655)	to the Company after the concession period; since those sums are
	of reactive power			purely accounting entries, without a direct impact on the Company’s
Tax and labor adjustments		(2,607)	(18,940)
10	Tax, labor, and social security impacts	(2,607)	(18,940)	cash generation, we suggest they be excluded for purposes of
Adjusted EBITDA		993,745	(1,155,925)	normalized EBITDA analysis.
% on net revenue		38%	(43%)
Non-quantified adjustments		NQ	NQ	Accounting adjustments
Other considerations		(47,331)	(639,348)	5. Electricity for own consumption: the Company recognized an
Source: Audited financial statements and Pw C analyses				accounts receivable related to the costs resulting from electricity for
				its own consumption. We understand that such amount should be
				accounted for as administrative expense in the income for the fiscal
				year.

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Exhibit I – Adjusted EBITDA (3/8)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings			6.	Exclusion of the AmGT financial impact: in Jul-15, the power
		FY15	FY16	generation and transmission activities performed by Amazonas
In R$ thousand		(Audited)	(Audited)	Distribuidora were segregated from its distribution activities
Net revenue		2,620,767	2,669,848	(“Deverticalization”) by means of a corporate reorganization process, as
Net profit (loss)		(2,344,048)	(4,967,813)	referred to above. Since the generation operations had an impact on the
Add-backs (reversions)		1,358,301	2,084,204	FY15 income for the fiscal year (between January and June-15), we
Financial results		1,210,594	1,957,349
Depreciation / amortization		147,707	126,855	suggest those balances to be excluded from the recurring EBITDA (see
IR and CSLL		-	-	table below with details on the adjustment).

Reported EBITDA		(985,747)	(2,883,609)	It is important to note that, due to the Company’s financial restrictions
% on net revenue		(38%)	(108%)
				held with BR Distribuidora, the O&M contract (gas and oil) executed to
Reclassifications		107,062	1,170,854
1	Reclassification of AmGT's equity accounting result	241,322	347,317	meet AmGT’s supply needs is still registered under AmD. Since the
2	Reclassification of the provision for onerous liabilities	16,463	812,694	definition of the new business model related to this contract is still
3	Reclassification of impairment provisions	417	63,131	uncertain, it is not possible to determine the financial impacts in FY16
4	Reclassification of the new replacement value	(151,140)	(52,287)
				resulting from the costs incurred with that contract.
Accounting adjustments		1,796,115	(1,276)
5	Electricity for own consumption	NQ	(1,276)
6	Exclusion of the AmGT financial impact	1,796,115	NQ
Normalization adjustments		78,923	577,045
7	Financial impacts due to write-off of CCC credits by ANEEL	NQ	521,590		FY15
8	Normalization of expenses with PCLD	64,352	85,110	In R$ thousand	Generation	Distribution Total
9	Normalization of the revenue from excess demand and excess	14,570	(29,655)	Net revenue	1,071,770	1,548,997	2,620,767
	of reactive power
Tax and labor adjustments		(2,607)	(18,940)	Costs / Expenses	(2,867,885)	(485,163)	(3,353,048)
10 Tax, labor, and social security impacts		(2,607)	(18,940)	EBITDA	(1,796,115)	1,063,834	(732,281)
Adjusted EBITDA		993,745	(1,155,925)	(-) Depreciation / Amortization	(76,203)	(83,648)	(159,851)
% on net revenue		38%	(43%)
				(+/-) Financial income	(1,008,850)	(201,744)	(1,210,594)
Non-quantified adjustments		NQ	NQ
Other considerations		(47,331)	(639,348)	(+/-) Other participations	-	(241,322)	(241,322)
Source: Audited financial statements and Pw C analyses				Net profit	(2,881,168)	537,120	(2,344,048)
				Source: ICS2015

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Exhibit I – Adjusted EBITDA (4/8)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.
				Normalization adjustments
				7. Financial impacts due to write-off of Fuel Consumption
Quality of earnings
				Account (CCC) credits by ANEEL: by means of ANEEL
		FY15	FY16
In R$ thousand		(Audited)	(Audited)	Resolution no. 2202, the 2017 approved budget for the CDE/CCC did
Net revenue		2,620,767	2,669,848	not consider the renegotiated values for 2014 and 2015 of the
Net profit (loss)		(2,344,048)	(4,967,813)	distribution companies Amazonas, CERON, Acre, and Boa Vista. The
Add-backs (reversions)		1,358,301	2,084,204	distribution companies filed a request for reconsideration of those
Financial results		1,210,594	1,957,349	amounts, and the expectation is that the balance remains as a write-
Depreciation / amortization		147,707	126,855
IR and CSLL		-	-	off until ANEEL reprocesses the CCC account in the period from July
Reported EBITDA		(985,747)	(2,883,609)	2009 to June 2016. Considering that this is a non-recurring expense
% on net revenue		(38%)	(108%)	(prior periods provision), we are suggesting it be excluded for
Reclassifications		107,062	1,170,854	purposes of EBITDA analysis. Please note that a portion of the
1	Reclassification of AmGT's equity accounting result	241,322	347,317	adjusted amount should impact the FY15 EBITDA. However, since
2	Reclassification of the provision for onerous liabilities	16,463	812,694	there was not enough information, it was not possible to quantify
3	Reclassification of impairment provisions	417	63,131
4	Reclassification of the new replacement value	(151,140)	(52,287)	that impact.
Accounting adjustments		1,796,115	(1,276)	8. Normalization of expenses with Provision for Doubtful
5	Electricity for own consumption	NQ	(1,276)	Accounts (PCLD): we note that the PCLD is automatically and
6	Exclusion of the AmGT financial impact	1,796,115	NQ
				systemically calculated, following the criteria established by
Normalization adjustments		78,923	577,045
7	Financial impacts due to write-off of CCC credits by ANEEL	NQ	521,590	Eletrobras, and that such criteria tends to be more conservative than
8	Normalization of expenses with PCLD	64,352	85,110	those established by ANEEL. Since those provisions are not of a
9	Normalization of the revenue from excess demand and excess	14,570	(29,655)	financial nature and their variations are not historically constant, we
	of reactive power			understand that, for purposes of normalized EBITDA, it must be
Tax and labor adjustments		(2,607)	(18,940)
10	Tax, labor, and social security impacts	(2,607)	(18,940)	considered only the impacts from losses resulting from payments
Adjusted EBITDA		993,745	(1,155,925)	from clients that effectively materialized in the period; accordingly,
% on net revenue		38%	(43%)	we suggest the reversion of the PCLD in the period.
Non-quantified adjustments		NQ	NQ
				In R$ thousand	FY15	FY16
Other considerations		(47,331)	(639,348)
Source: Audited financial statements and Pw C analyses				Net revenue	2,620,767	2,669,848
				PCLD / Losses result	(133,215)	(204,728)
				Proposed adjustment	64,352	85,110
				Losses in the period	(68,862)	(119,618)
				% of losses on net revenue	3%	4%

Privatization of the Eletrobras System Distribution Companies						10 agosto 2017
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Exhibit I – Adjusted EBITDA (5/8)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings				9.Normalization of the revenue from excess demand and
		FY15	FY16	excess of reactive power: the revenues earned with excess
In R$ thousand		(Audited)	(Audited)	demand and excess of reactive power must be accounted for as
Net revenue		2,620,767	2,669,848	“Obligations Related to the Electric Power Utility Service,” which
Net profit (loss)		(2,344,048)	(4,967,813)	will be amortized starting on the next cycle of tariff review, after
Add-backs (reversions)		1,358,301	2,084,204	its recognition. However, the Company recognized those sums as
Financial results		1,210,594	1,957,349
Depreciation / amortization		147,707	126,855	revenues in the fiscal years of 2013-2016 and later, in FY16,
IR and CSLL		-	-	reversed 100% of the sums recognized as liabilities until the next
Reported EBITDA		(985,747)	(2,883,609)	cycle of tariff review. This adjustment aims at normalizing the
% on net revenue		(38%)	(108%)	impact of that reversion between the periods.
Reclassifications		107,062	1,170,854	Tax and labor adjustments
1	Reclassification of AmGT's equity accounting result	241,322	347,317
2	Reclassification of the provision for onerous liabilities	16,463	812,694	10. Tax, labor, and social security impacts: refer to potential
3	Reclassification of impairment provisions	417	63,131	additional impacts resulting from the issues described in this
4	Reclassification of the new replacement value	(151,140)	(52,287)	summary, both quantified and non-quantified, classified as
Accounting adjustments		1,796,115	(1,276)	probable loss by the Company’s legal advisors.
5	Electricity for own consumption	NQ	(1,276)
6	Exclusion of the AmGT financial impact	1,796,115	NQ
Normalization adjustments		78,923	577,045	#Description	31-Dec-15 31-Dec-16
7	Financial impacts due to write-off of CCC credits by ANEEL	NQ	521,590	7 ICMS ST – Advanced on inbound power	-	15,860
8	Normalization of expenses with PCLD	64,352	85,110	8 ISS on billable services	NQ	NQ
	Normalization of the revenue from excess demand and excess			Total tax exposures	-	15,860
9	of reactive power	14,570	(29,655)	3Irregularities related to work days	2,607	3,080
Tax and labor adjustments		(2,607)	(18,940)	Total labor exposures	2,607	3,080
10	Tax, labor, and social security impacts	(2,607)	(18,940)	Total tax and labor exposures + NQ	2,607	18,940
Adjusted EBITDA		993,745	(1,155,925)
% on net revenue		38%	(43%)
Non-quantified adjustments		NQ	NQ
Other considerations		(47,331)	(639,348)
Source: Audited financial statements and Pw C analyses

Privatization of the Eletrobras System Distribution Companies					10 agosto 2017
PwC						10

Exhibit I – Adjusted EBITDA (6/8)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings				Non-quantified adjustments
		FY15	FY16	11. Financial impacts due to migration to free consumers:
In R$ thousand		(Audited)	(Audited)	between FY15 and FY16, the Company suffered changes in 52
Net revenue		2,620,767	2,669,848
				captive consumers (with exclusive power distribution) to free
Net profit (loss)		(2,344,048)	(4,967,813)
Add-backs (reversions)		1,358,301	2,084,204	consumers (power freely traded in the market), which caused a
Financial results		1,210,594	1,957,349	financial impact on its revenue estimated by the management in
Depreciation / amortization		147,707	126,855	R$ 88 million. We understand that those changes in the client base
IR and CSLL		-	-	may influence the future results estimated by the Company. Note
Reported EBITDA		(985,747)	(2,883,609)	that we have not had access to the estimated cost for meeting the
% on net revenue		(38%)	(108%)
				energy demand (Kwh) in order to be able to evaluate the respective
Reclassifications		107,062	1,170,854
				impacts on the recurring EBITDA of the operation.
Accounting adjustments		1,796,115	(1,276)
Normalization adjustments		78,923	577,045	12. Financial impacts due to reduction of Settlement for
Tax and labor adjustments		(2,607)	(18,940)	Price Differences (PLD) revenues: the revenues from PLD in
Adjusted EBITDA		993,745	(1,155,925)	the sub-market of the northern region fell from R$ 712.6m in FY15
% on net revenue		38%	(43%)
				to R$ 314.8m in FY16 due to a 63.38% price reduction to R$
Non-quantified adjustments		NQ	NQ
11	Financial impacts due to migration to free consumers	NQ	NQ	94.71/MWh (R$ 258.64 MWh in FY15), in addition to an increase
12	Financial impacts due to reduction of PLD revenues	NQ	NQ	in the share of power from the interconnected system in
13	Employee insourcing	NQ	NQ	Amazonas’s energy matrix, from 44.23% in 2015 to 60.21% in
Other considerations		(47,331)	(639,348)
14	Potential normalization of provision for contingencies	(47,331)	(639,348)	2016, which left less energy to be settled in those conditions. We
15	Potential risk of change in the CVA values	NQ	NQ	understand that the change in the energy mix in the period may
16	Costs with new structure / Companies integration	NQ	NQ	influence the forecasts of future results for purposes of normalized
17 Other potential adjustments		NQ	NQ	EBITDA.
Source: Audited financial statements and Pw C analyses
				13. Employee insourcing: the management understands that, as
				determined by law, the Company needs to insource employees of
				its operations (consumption measurement and like professionals),
				which will increase the costs, due to issues of inefficiency and
				equivalence of labor benefits. We understand that those impacts
				may influence the Company’s future results.

Privatization of the Eletrobras System Distribution Companies				10 agosto 2017
PwC				11

Exhibit I – Adjusted EBITDA (7/8)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings				Other considerations
		FY15	FY16	14. Potential normalization of provision for contingencies: we
In R$ thousand		(Audited)	(Audited)	noticed that the Company’s EBITDA is being impacted by
Net revenue		2,620,767	2,669,848
Net profit (loss)		(2,344,048)	(4,967,813)	provisions for contingencies that are not characterized as financial
Add-backs (reversions)		1,358,301	2,084,204	and/or operating for the business. We understand that, for
Financial results		1,210,594	1,957,349	purposes of analysis of recurring and operational EBITDA, it must
Depreciation / amortization		147,707	126,855	be considered only the sums duly paid between the periods, to
IR and CSLL		-	-	which we did not have access, since the Company did not supply its
Reported EBITDA		(985,747)	(2,883,609)
% on net revenue		(38%)	(108%)	controls.
Reclassifications		107,062	1,170,854	15. Potential risk of change in the CVA values: the Account for
Accounting adjustments		1,796,115	(1,276)	Compensation of “Portion A” Variations (CVA) records the
Normalization adjustments		78,923	577,045	difference between the costs estimated in the tariff (Portion A) and
Tax and labor adjustments		(2,607)	(18,940)	the costs effectively incurred, creating a payable or receivable
Adjusted EBITDA		993,745	(1,155,925)
% on net revenue		38%	(43%)	balance (and, consequently, an expense or a revenue) for the
Non-quantified adjustments		NQ	NQ	Company. Such amounts to be paid/received are ratified each year
11	Financial impacts due to migration to free consumers	NQ	NQ	by ANEEL. We found that, historically, the amounts ascertained by
12	Financial impacts due to reduction of PLD revenues	NQ	NQ	the Company may significantly differ from those ratified by
13 Employee insourcing		NQ	NQ
Other considerations		(47,331)	(639,348)	ANEEL, mainly with respect to the financial items, which are not
14	Potential normalization of provision for contingencies	(47,331)	(639,348)	controlled by the Company. Considering that the ratification
15	Potential risk of change in the CVA values	NQ	NQ	process happens close to the end of the fiscal year (between
16	Costs with new structure / Companies integration	NQ	NQ
17	Other potential adjustments	NQ	NQ	September and October), we understand that there are no material
Source: Audited financial statements and Pw C analyses				discrepancies for the balances accounted for in Dec-15 and Dec-16.
				On the other hand, those differences may become significant over
				the months.

Privatization of the Eletrobras System Distribution Companies				10 agosto 2017
PwC				12

Exhibit I – Adjusted EBITDA (8/8)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings				16. Costs with new structure/Companies integration: we note
		FY15	FY16	that, depending on the changes in the Company’s current structure
In R$ thousand		(Audited)	(Audited)	that are made after the conclusion of the privatization process, as
Net revenue		2,620,767	2,669,848
				well as on the measures required for the potential integration with
Net profit (loss)		(2,344,048)	(4,967,813)
				an investor, the Company’s EBITDA may change significantly. In
Add-backs (reversions)		1,358,301	2,084,204
Financial results		1,210,594	1,957,349	addition, possible changes in the compensation of the new
Depreciation / amortization		147,707	126,855	management must be considered in the Company’s result. We
IR and CSLL		-	-	recommend that this issue be discussed with the “Economic and
Reported EBITDA		(985,747)	(2,883,609)	Legal Assessment” area.
% on net revenue		(38%)	(108%)
Reclassifications		107,062	1,170,854	17. Other potential adjustments: considering the defined scope of
Accounting adjustments		1,796,115	(1,276)	our works; the limitations in the information provided; the tax,
Normalization adjustments		78,923	577,045	labor, and social security exposures that could not be quantified;
Tax and labor adjustments		(2,607)	(18,940)	and possible non-recoverable assets adjustments (e.g., inventory
Adjusted EBITDA		993,745	(1,155,925)	with low recoverability expectation); other potential adjustments
% on net revenue		38%	(43%)	may be necessary, in order to better reflect the Company’s
Non-quantified adjustments		NQ	NQ
11	Financial impacts due to migration to free consumers	NQ	NQ	normalized and recurring EBITDA. In addition, we recommend
12	Financial impacts due to reduction of PLD revenues	NQ	NQ	that this summary be read jointly with the reports of the other due
13	Employee insourcing	NQ	NQ	diligence areas (operational, legal, HR, insurance, and
Other considerations		(47,331)	(639,348)
14	Potential normalization of provision for contingencies	(47,331)	(639,348)	environmental).
15	Potential risk of change in the CVA values	NQ	NQ
16	Costs with new structure / Companies integration	NQ	NQ
17 Other potential adjustments		NQ	NQ
Source: Audited financial statements and Pw C analyses

Privatization of the Eletrobras System Distribution Companies				10 agosto 2017
PwC				13

Exhibit II – Net Indebtedness (1/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				The table on the left displays the Company’s net indebtedness, based
				on the audited financial statements for the years ended on
In R$ thousand		Dec-15	Dec-16	December 31, 2015 (Dec-16) and December 31, 2016 (Dec-16).
Cash and cash equivalents		68,251	71,343
Securities		117,122	28,706	We note that the concept of Net Indebtedness is not contemplated in
Loans - short term		(141,777)	(88,542)	the accounting practices adopted in Brazil, being it rather a
Loans - long term		(1,185,389)	(1,898,681)
Commercial lease - short term		(132,972)	(136,662)	contractual definition. For the purpose of our analysis, we
Commercial lease - long term		(1,119,183)	(1,032,842)	considered, in addition to the cash net bank indebtedness, other
Net financial indebtedness		(2,393,948)	(3,056,678)	items and transactions with financing features, such as:
Taxes and social contributions - long term		2,365,377	1,421,805
Collaterals and deposits in court - long term		296,285	413,730	- Taxes and social contributions – long term: Formed mainly by
Indemnification right - long term		4,350,275	3,573,069	ICMS, PIS, and COFINS credits in connection with fuel purchase
Suppliers - long term		(7,648,126)	(8,055,796)	cost, indemnified by means of the CCC. This amount is 100%
Accounts payable to related parties - long term		-	(158,036)
Post-employment benefit - long term		(921)	(2,160)	provisioned under Indemnification Obligations - long term and has
Provisions for lawsuits		(316,138)	(1,630,713)	no impact for the net indebtedness.
Indemnification obligations - long term		(2,150,827)	(1,157,893)
Other liabilities - long term		(174,101)	(63,270)	- Indemnification right – long term: Fuel Consumption Account -
Other debt items		(3,278,176)	(5,659,264)	CCC receivables, which will be used to pay off the debt with
Reported net indebtedness		(5,672,124)	(8,715,942)	suppliers with past due and coming due credits.
Reclassification between working capital and net indebtedness		(700,998)	(1,242,427)
1	CCC past due and installment payment amounts to be received	6,643	5,709	- Suppliers - long term: Balance of suppliers with past due and
2	Suppliers with passt due credits	(1,086,227)	(1,141,024)	renegotiated credits, maturing (after the renegotiation) beyond 12
3	Reclassification of related parties	438,478	40,144
4	Other liabilities - short term	(59,892)	(147,256)	months.
Subtotal		(700,998)	(1,242,427)	The adjustments suggested and reported were prepared based on
Adjustments proposed by the due diligence		NQ	(658)
5	Restricted cash balance	NQ	(658)	management information and reports, accounting trial balances,
Subtotal		NQ	(658)	and enquiries made to the Company’s management.

Adjusted net indebtedness		(6,373,122)	(9,959,027)	We note that, due to limited information and scope, there may be
Other considerations		1,666,651	1,715,800	adjustments that could not be quantified/identified during our
Source: Audited trial balances and Pw C analyses
				analysis.

Privatization of the Eletrobras System Distribution Companies				10 agosto 2017
PwC				14

Exhibit II – Net Indebtedness (2/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.
				Reclassifications between working capital and net indebtedness
Net indebtedness

In R$ thousand		Dec-15	Dec-16
				1. CCC past due and installment payment amounts to be
Cash and cash equivalents		68,251	71,343
Securities		117,122	28,706	received: the Company has CCC receivables that are past due and,
Loans - short term		(141,777)	(88,542)	in some cases, subject to installment payments. Considering that
Loans - long term		(1,185,389)	(1,898,681)	they are receivables related to prior fiscal years, we are reclassifying
Commercial lease - short term		(132,972)	(136,662)
Commercial lease - long term		(1,119,183)	(1,032,842)	them from working capital to Company net indebtedness (which
Net financial indebtedness		(2,393,948)	(3,056,678)	reduces the debt), as these are funds that must be destined to pay
Taxes and social contributions - long term		2,365,377	1,421,805	off past due liabilities related to fuel acquisition.
Collaterals and deposits in court - long term		296,285	413,730
Indemnification right - long term		4,350,275	3,573,069	2.Suppliers with past due credits: we suggest the reclassification
Suppliers - long term		(7,648,126)	(8,055,796)	as net indebtedness of 100% of the suppliers’ past due payable
Accounts payable to related parties - long term		-	(158,036)	balances, due to their nature of financing.
Post-employment benefit - long term		(921)	(2,160)
Provisions for lawsuits		(316,138)	(1,630,713)	3.Reclassification of related parties: it refers to balances
Indemnification obligations - long term		(2,150,827)	(1,157,893)
Other liabilities - long term		(174,101)	(63,270)	receivable from related parties for employee loans (assigned) paid
Other debt items		(3,278,176)	(5,659,264)	by the Company. In view of their nature, we suggest their
Reported net indebtedness		(5,672,124)	(8,715,942)	reclassification as Company indebtedness.
Reclassification between working capital and net indebtedness		(700,998)	(1,242,427)
1	CCC past due and installment payment amounts to be received	6,643	5,709	4.Other liabilities – short term: we identified certain liabilities
2	Suppliers with passt due credits	(1,086,227)	(1,141,024)	classified in the Company’s current liabilities which, in our view,
3	Reclassification of related parties	438,478	40,144	are not characterized as operating working capital, as detailed in
4	Other liabilities - short term	(59,892)	(147,256)	the next slide:
Subtotal		(700,998)	(1,242,427)
Adjustments proposed by the due diligence		NQ	(658)	In R$ thousand	Dec-15	Dec-16
5	Restricted cash balance	NQ	(658)	Balances payable to related parties, such as loans and use of the system	28,495	88,633
Subtotal		NQ	(658)	Environmental fines	400	400
				ANEEL installment payment	529	-
Adjusted net indebtedness		(6,373,122)	(9,959,027)
				Interest with Eletrobrás	715	715
Other considerations		1,666,651	1,715,800	Collaterals	327	327
Source: Audited trial balances and Pw C analyses				Refer to R&D and PEE balances classified as other liabilities. We, therefore,	29,426	57,180
				suggest they be reclassified as debt, in view of their nature.
				Adjustment for reclassification as debt	59,892	147,256
				Source: Pw C analyses and discussions w ith management

Privatization of the Eletrobras System Distribution Companies					10 agosto 2017
PwC						15

Exhibit II – Net Indebtedness (3/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				Adjustments proposed by the due diligence
				5.Restricted cash balance: we were informed that certain sums
In R$ thousand		Dec-15	Dec-16
				maintained in the cash and cash equivalents account (cash
Cash and cash equivalents		68,251	71,343
Securities		117,122	28,706	deposits, financial investments, etc.) are not immediately
Loans - short term		(141,777)	(88,542)	available. Accordingly, we are excluding those sums from the
Loans - long term		(1,185,389)	(1,898,681)	position as Company net indebtedness.
Commercial lease - short term		(132,972)	(136,662)
Commercial lease - long term		(1,119,183)	(1,032,842)	Other considerations
Net financial indebtedness		(2,393,948)	(3,056,678)
Taxes and social contributions - long term		2,365,377	1,421,805	i.Tax, labor, and social security impacts: we are
Collaterals and deposits in court - long term		296,285	413,730	considering, for purposes of analysis of the Company’s net
Indemnification right - long term		4,350,275	3,573,069	indebtedness, the tax, labor, and social security exposures
Suppliers - long term		(7,648,126)	(8,055,796)	classified as with risk of probable loss (see specific exhibit in
Accounts payable to related parties - long term		-	(158,036)
Post-employment benefit - long term		(921)	(2,160)	this summary). We note that the amounts presented here
Provisions for lawsuits		(316,138)	(1,630,713)	already consider possible fines and interest to be added upon an
Indemnification obligations - long term		(2,150,827)	(1,157,893)	assessment by the tax authorities.
Other liabilities - long term		(174,101)	(63,270)
Other debt items		(3,278,176)	(5,659,264)	# Description	31-Dec-15	31-Dec-16
Reported net indebtedness		(5,672,124)	(8,715,942)	3Ancillary obligations in breach of the law	411,248	517,996
Reclassification between working capital and net indebtedness		(700,998)	(1,242,427)	6Unpaid Income Tax and CSL advances in 2016	-	47,537
				7ICMS ST – Advanced on inbound power	-	24,220
Adjustments proposed by the due diligence		NQ	(658)	I8 SS on billable services	NQ	NQ
5	Restricted cash balance	NQ	(658)	Total labor exposures	411,248	589,753
Subtotal		NQ	(658)	3Irregularities related to work days	10,121	13,351
Adjusted net indebtedness		(6,373,122)	(9,959,027)	Total tax and labor exposures + NQ	421,369	603,104
Other considerations		1,666,651	1,715,800
i	Tax, labor, and social security impacts	(421,369)	(603,104)	ii. Financial asset – public utility concessions: it refers to
ii	Financial asset - public utility concessions	1,941,014	2,128,125
iii	Clients with past due and installment payments	147,006	190,779	the financial asset indemnifiable in the end of the
iv	Collaterals and deposits in court - long term	NQ	NQ	concession/service period. Depending on how the Company’s
v	Provision for contingencies	NQ	NQ	sale is structured, the indemnifiable balance may be converted
vi	Costs with completion of deverticalization process	NQ	NQ
vii	CAPEX investments	NQ	NQ	into cash, thus reducing the level of net indebtedness.
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analyses

Privatization of the Eletrobras System Distribution Companies					10 agosto 2017
PwC						16

Exhibit II – Net Indebtedness (4/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				iii.	Clients with past due and installment payments: we
					identified outstanding balances of clients’ past due and
In R$ thousand		Dec-15	Dec-16		installment payments, classified in the current and non-current
Cash and cash equivalents		68,251	71,343		assets. Although they do not represent a cash item with
Securities		117,122	28,706
Loans - short term		(141,777)	(88,542)		immediate liquidity, we understand that they are a receivable of
Loans - long term		(1,185,389)	(1,898,681)		the Company, which, therefore, must be included in possible
Commercial lease - short term		(132,972)	(136,662)		cash flow projections.
Commercial lease - long term		(1,119,183)	(1,032,842)
Net financial indebtedness		(2,393,948)	(3,056,678)		In R$ thousand	Dec-15	Dec-16
Taxes and social contributions - long term		2,365,377	1,421,805		Clients - current assets	79,249	84,988
Collaterals and deposits in court - long term		296,285	413,730		Clients - non-current	67,757	105,791
Suppliers - long term		(7,648,126)	(8,055,796)		Total	147,006	190,779
Accounts payable to related parties - long term		-	(158,036)
Post-employment benefit - long term		(921)	(2,160)	iv.	Long term collaterals and deposits in court: we note that
Provisions for lawsuits		(316,138)	(1,630,713)		the deposits in court directly related to a provision for
Indemnification obligations - long term		(2,150,827)	(1,157,893)
Other liabilities - long term		(174,101)	(63,270)		contingency must impact the indebtedness balances in the
Other debt items		(3,278,176)	(5,659,264)		period. However, since the Company did not provide the
Reported net indebtedness		(5,672,124)	(8,715,942)		ancillary controls, it was not possible to determine if the full
Reclassification between working capital and net indebtedness		(700,998)	(1,242,427)		amount of the reported balances must be included in the
Adjustments proposed by the due diligence		NQ	(658)		analysis of the Company’s net indebtedness.
5	Restricted cash balance	NQ	(658)
Subtotal		NQ	(658)	v.	Provision for contingencies: we note that this summary
Adjusted net indebtedness		(6,373,122)	(9,959,027)		does not consider possible changes in the projection of loss of
Other considerations		1,666,651	1,715,800		the Company’s lawsuits, resulting from the legal due diligence
i	Tax, labor, and social security impacts	(421,369)	(603,104)		works.
ii	Financial asset - public utility concessions	1,941,014	2,128,125
iii	Clients with past due and installment payments	147,006	190,779	vi.	Costs with completion of deverticalization process: the
iv	Collaterals and deposits in court - long term	NQ	NQ		net indebtedness position presented here does not consider
v	Provision for contingencies	NQ	NQ		additional costs to complete the deverticalization process (e.g.,
vi	Costs with completion of deverticalization process	NQ	NQ
vii	CAPEX investments	NQ	NQ		renegotiation of contracts with creditors, etc.).
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analyses

Privatization of the Eletrobras System Distribution Companies							10 agosto 2017
PwC							17

Exhibit II – Net Indebtedness (5/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				vii. CAPEX investments: as mentioned before, the Company has
				been operating as a public utility Company, which has resulted
In R$ thousand		Dec-15	Dec-16	in a reduction in CAPEX investments, maintaining only those
Cash and cash equivalents		68,251	71,343	that are essentially necessary to continue with the operational
Securities		117,122	28,706
Loans - short term		(141,777)	(88,542)	activities and the levels of quality required by the regulatory
Loans - long term		(1,185,389)	(1,898,681)	agencies. We recommend that the you consider the impacts
Commercial lease - short term		(132,972)	(136,662)	estimated by the result of the technical and operational due
Commercial lease - long term		(1,119,183)	(1,032,842)
Net financial indebtedness		(2,393,948)	(3,056,678)	diligence.
Taxes and social contributions - long term		2,365,377	1,421,805	viii.Other potential adjustments: considering the defined scope
Collaterals and deposits in court - long term		296,285	413,730	of our works; the limitations in the information provided; the
Indemnification right - long term		4,350,275	3,573,069
Suppliers - long term		(7,648,126)	(8,055,796)	tax, labor, and social security exposures that could not be
Accounts payable to related parties - long term		-	(158,036)	quantified; and possible non-recoverable assets adjustments
Post-employment benefit - long term		(921)	(2,160)	(e.g., inventory with low recoverability expectation); other
Provisions for lawsuits		(316,138)	(1,630,713)	potential adjustments may be necessary, in order to better reflect
Indemnification obligations - long term		(2,150,827)	(1,157,893)
Other liabilities - long term		(174,101)	(63,270)	the Company’s net and recurring indebtedness. In addition, we
Other debt items		(3,278,176)	(5,659,264)	recommend that this summary be read jointly with the reports of
Reported net indebtedness		(5,672,124)	(8,715,942)	the other due diligence areas (operational, legal, HR, insurance,
Reclassification between working capital and net indebtedness		(700,998)	(1,242,427)	and environmental).
Adjustments proposed by the due diligence		NQ	(658)
5	Restricted cash balance	NQ	(658)
Subtotal		NQ	(658)
Adjusted net indebtedness		(6,373,122)	(9,959,027)
Other considerations		1,666,651	1,715,800
i	Tax, labor, and social security impacts	(421,369)	(603,104)
ii	Financial asset - public utility concessions	1,941,014	2,128,125
iii	Clients with past due and installment payments	147,006	190,779
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	Costs with completion of deverticalization process	NQ	NQ
vii CAPEX investments		NQ	NQ
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analyses

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Exhibit III – Net working capital (1/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

	Net working capital				We present in the table on the left the Company’s net working capital
					as of December 31, 2015 (Dec-15) and 2016 (Dec-16), prepared based
	In R$ thousand	Dec-15	Dec-16		on the audited financial statements.
	Clients - short term	474,440	609,707
	Taxes and social contributions - short term	10,506	22,495		The adjustments suggested and reported were prepared based on
	Indemnification right - short term	1,812,076	897,600		management information and reports, accounting trial balances, and
	Inventory	117,823	122,987		enquiries made to the Company’s management. We note that, due to
	Financial assets	109,237	77,062
	Other assets - short term	514,549	185,907		limited information and scope, there may be adjustments that could
	Suppliers - short term	(5,168,720)	(4,819,380)		not be quantified/identified during our analysis.
	Taxes and contributions	(69,184)	(93,433)
	Estimated obligations	(32,632)	(42,298)		Reclassifications between working capital and net
	Financial liabilities	(19,288)	(103,157)		indebtedness
	Other liabilites - short term	(107,038)	(160,071)
	Reported net working capital	(2,358,231)	(3,302,581)	•	For further details, see the preceding exhibit of this summary,
	Reclassification between working capital and net indebtedness	700,998	1,242,427		“net indebtedness.”
	CCC past due and installment payment amounts to be received	(6,643)	(5,709)
	Suppliers with past due credits	1,086,227	1,141,024		Adjustments proposed by the due diligence
	Reclassification of related parties	(438,478)	(40,144)
	Other liabilities - short term	59,892	147,256	1.	Electricity for own consumption: the Company recognized
	Subtotal	700,998	1,242,427		an accounts receivable related to the costs resulting from
	Adjustments proposed by the due diligence				electricity for its own consumption. We understand that such
	1 Electricity for own consumption	-	(1,276)		sum should be accounted for as administrative expense in the
	2 Inventory with low recoverability expectation	(1,443)	(1,965)
	3 Clients with past due and installment payments	(79,249)	(84,988)		income for the fiscal year.

	4 Other assets -short term	(29,627)	(40,761)	2.	Inventory with low recoverability expectation: items
	Subtotal	(110,319)	(128,991)
	Adjusted net working capital	(1,767,553)	(2,189,144)		destined to sale (scraps) and lent materials, which are not
	Other considerations				classified as operating working capital and without movement
i	Risk of writing-off of CCC indemnification right	NQ	NQ		for a long time.
ii	Potential risk of change in the CVA values	NQ	NQ
	iii Tax, labor, and social security exposures	NQ	NQ
	iv Other potential adjustments	NQ	NQ
	Source: Audited trial balances and Pw C analyses

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Exhibit III – Net working capital (2/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

	Net working capital			3.	Clients with past due and installment payments: we
				identified outstanding balances of clients’ past due and installment
	In R$ thousand	Dec-15	Dec-16	payments, classified in the current assets, which we suggest be
	Clients - short term	474,440	609,707	excluded for purposes of analysis of the Company’s working capital.
	Taxes and social contributions - short term	10,506	22,495
	Indemnification right - short term	1,812,076	897,600	As mentioned before, although they do not represent a cash item
	Inventory	117,823	122,987	with immediate liquidity, we understand that they are a receivable
	Financial assets	109,237	77,062	of the Company, which, therefore, must be included in possible
	Other assets - short term	514,549	185,907	cash flow projections.
	Suppliers - short term	(5,168,720)	(4,819,380)
	Taxes and contributions	(69,184)	(93,433)	4.	Other assets – short term: we identified certain assets
	Estimated obligations	(32,632)	(42,298)	classified in the Company’s current assets which, in our view, are
	Financial liabilities	(19,288)	(103,157)
	Other liabilites - short term	(107,038)	(160,071)	not characterized as operating working capital, as detailed below:
	Reported net working capital	(2,358,231)	(3,302,581)
	Reclassification between working capital and net indebtedness	700,998	1,242,427	In R$ thousand	Dec-15	Dec-16
	CCC past due and installment payment amounts to be received	(6,643)	(5,709)	Goods to be written-off or scrapped	(1,561)	(3,955)
	Suppliers with past due credits	1,086,227	1,141,024	Refer to receivables from former employees	(122)	(179)
	Reclassification of related parties	(438,478)	(40,144)	Refer to R&D and PEE balances that must be reclassified in the future as	(17,896)	(20,072)
	Other liabilities - short term	59,892	147,256	fixed assets or expenses
	Subtotal	700,998	1,242,427	Refer to longtime outstanding low income receivables due to Amazona's
				default. Since those sums are not being used in the operation (longtime
	Adjustments proposed by the due diligence				(10,047)	(16,555)
				outstanding), we suggest they be excluded from the recurring working capital
	1 Electricity for own consumption	-	(1,276)	analysis
	2 Inventory with low recoverability expectation	(1,443)	(1,965)	Adjustment for WC write-off	(29,627)	(40,761)
	3 Clients with past due and installment payments	(79,249)	(84,988)	Source: Pw C analyses and discussions w ith management
	4 Other assets -short term	(29,627)	(40,761)
	Subtotal	(110,319)	(128,991)
	Adjusted net working capital	(1,767,553)	(2,189,144)	Other considerations

	Other considerations			i.	Risk of writing-off of CCC indemnification right: we were
i	Risk of writing-off of CCC indemnification right	NQ	NQ
ii	Potential risk of change in the CVA values	NQ	NQ	informed that ANEEL is in the process of inspecting the CCC
	iii Tax, labor, and social security exposures	NQ	NQ	account reprocessing. As a result, we understand that there may
	iv Other potential adjustments	NQ	NQ	be variations in the CCC receivables account (positive or negative)
	Source: Audited trial balances and Pw C analyses
				when that process is concluded.

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Exhibit III – Net working capital (3/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

	Net working capital			ii.	Potential risk of change in the CVA values: the Account
					for Compensation of “Portion A” Variations (CVA) records the
	In R$ thousand	Dec-15	Dec-16		difference between the costs estimated in the tariff (Portion A)
	Clients - short term	474,440	609,707		and the costs effectively incurred, creating a payable or
	Taxes and social contributions - short term	10,506	22,495		receivable balance (and, consequently, an expense or a revenue)
	Indemnification right - short term	1,812,076	897,600
	Inventory	117,823	122,987		for the Company. Such amounts to be paid/received are ratified
	Financial assets	109,237	77,062		each year by ANEEL. We found that, historically, the amounts
	Other assets - short term	514,549	185,907		ascertained by the Company may significantly differ from those
	Suppliers - short term	(5,168,720)	(4,819,380)
	Taxes and contributions	(69,184)	(93,433)		ratified by ANEEL, mainly with respect to the financial items,
	Estimated obligations	(32,632)	(42,298)		which are not controlled by the Company. Considering that the
	Financial liabilities	(19,288)	(103,157)		ratification process happens close to the end of the fiscal year
	Other liabilites - short term	(107,038)	(160,071)		(between September and October), we understand that there
	Reported net working capital	(2,358,231)	(3,302,581)
					are no material discrepancies for the balances accounted for in
	Reclassification between working capital and net indebtedness	700,998	1,242,427
	CCC past due and installment payment amounts to be received	(6,643)	(5,709)		Dec-15 and Dec-16. On the other hand, those differences may
	Suppliers with past due credits	1,086,227	1,141,024		become significant over the months.
	Reclassification of related parties	(438,478)	(40,144)
	Other liabilities - short term	59,892	147,256	iii.	Tax, labor, and social security exposures: it refers to the
	Subtotal	700,998	1,242,427		impact on the net working capital of adjustment #10 presented
	Adjustments proposed by the due diligence				in the quality of the results. We understand that any changes in
	1 Electricity for own consumption	-	(1,276)
	2 Inventory with low recoverability expectation	(1,443)	(1,965)		the tax, labor, and social security procedures may also impact
	3 Clients with past due and installment payments	(79,249)	(84,988)		the Company’s net working capital.
	4 Other assets -short term	(29,627)	(40,761)
	Subtotal	(110,319)	(128,991)	iv.	Other potential adjustments: see adjustment viii of the
	Adjusted net working capital	(1,767,553)	(2,189,144)		preceding exhibit.
	Other considerations
i	Risk of writing-off of CCC indemnification right	NQ	NQ
ii	Potential risk of change in the CVA values	NQ	NQ
	iii Tax, labor, and social security exposures	NQ	NQ
	iv Other potential adjustments	NQ	NQ
	Source: Audited trial balances and Pw C analyses

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Exhibit IV – Balance Sheet

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Assets			Liabilities

In R$ thousand	Dec-15	Dec-16	In R$ thousand	Dec-15	Dec-16
Cash and cash equivalents	68,251	71,343	Suppliers - short term	5,168,720	4,819,380
Securities - TVM	117,122	28,706	Loans - short term	141,777	88,542
Clients - short term	474,440	609,707	Commercial lease - short term	132,972	136,662
Taxes and social contributions - short term	10,506	22,495	Taxes and contributions	69,184	93,433
Indemnification right - short term	1,812,076	897,600	Estimated obligations	32,632	42,298
Inventory	117,823	122,987	Financial liabilities	19,288	103,157
Financial assets	109,237	77,062	Onerous Concession - short term	-	812,694
Other assets - short term	514,549	185,907	Other liabilities - short term	107,038	160,071
Current assets	3,224,004	2,015,807	Current liabilities	5,671,611	6,256,237
Clients - long term	67,756	105,790	Suppliers - long term	7,648,126	8,055,796
Taxes and social contributions - long term	2,365,377	1,421,805	Loans - long term	1,185,389	1,898,681
Collaterals and deposits in court - long term	296,285	413,730	Accounts payable to related parties - long term	-	158,036
Indemnification right - long term	4,350,275	3,573,069	Advance for future capital increase (AFAC)	-	117,446
Financial asset - public utility concessions	1,941,014	2,128,125	Commercial lease - long term	1,119,183	1,032,842
Investments	206,473	17,107	Post-employment benefit - long term	921	2,160
Intangible assets	181,298	140,765	Provisions for lawsuits	316,138	1,630,713
Fixed assets	1,270,216	1,222,243	Indemnification obligations - long term	2,150,827	1,157,893
Non-current assets	10,678,694	9,022,634	Other liabilities - long term	174,101	63,270
Total assets	13,902,698	11,038,441	Non-current liabilities	12,594,685	14,116,837
			Capital stock	4,610,171	4,610,171
			Adjustment for equity assessment	(2,421)	(5,642)
			Accumulated losses	(8,971,348)	(13,939,162)
			Net equity	(4,363,598)	(9,334,633)
			Total liabilities	13,902,698	11,038,441
			Source: Audited trial balances

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Exhibit V - Income Statement

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

In R$ thousand	FY15	FY16
Net revenue	2,620,768	2,669,847
Operating cost	(3,072,953)	(2,747,664)
Cost of Electricity	(1,685,067)	(1,758,515)
Electricity bought for resale	(1,685,067)	(1,758,515)
Operations cost	(1,106,434)	(705,403)
Labor, materials, and third parties services	(417,907)	(384,710)
Depreciation and amortization	(147,705)	(126,855)
Use of w ater resources	(4,200)	-
Fuel for electricity production	(3,828,978)	(3,476,449)
Recovery of expenses - CCC	3,798,015	3,513,758
Others	(505,659)	(231,147)
Construction cost	(281,452)	(283,746)
Gross profit	(452,185)	(77,817)
Operating expenses / revenues	(439,948)	(2,743,365)
Income from Electricity Service	(892,133)	(2,821,182)
Financial revenues	805,188	1,184,769
Financial expenses	(2,015,782)	(3,142,118)
Financial result	(1,210,594)	(1,957,351)
Income before equity stakes	(2,102,727)	(4,778,533)
Equity stakes	(241,322)	(189,281)
Net profit (loss)	(2,344,049)	(4,967,814)
Source: Audited trial balances and audited financial statements

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Exhibit VI – Quantified tax, labor, and social security exposures

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Tax exposure
Item	Description	Exposure	Risk assessment *
1	ICMS, PIS, and COFINS on CCC reimbursement	11,557,047	Possible
2	ICMS on CDE and Low Income subsidies	584,738	Possible
3	Ancillary obligations in breach of the law	517,996	Probable
4	Write-off of PIS and COFINS credits on charges	242,283	Possible
5	Transfer of diesel oil to Amazonas GT	203,039	Possible
6	Unpaid Income Tax and CSL advances in 2016	47,537	Probable
7	ICMS ST – Advanced on inbound energy and TUST	24,220	Probable/Possible
8	ISS on sharing of infrastructure and services	2,571	Probable/Possible
Total of quantified tax exposure		13,179,431
Source: Pw C analyses
(*) Risk assessment for exposures reported in accordance w ith Loeser e Portela Advogados

Labor and social security exposure
Item	Description	Exposure	Risk assessment *
1	PLR disqualification	81,795	Possible
2	Medical and dental care	31,653	Possible
3	Irregularities related to work days	13,351	Probable
Total quantified labor and social security exposure		126,799
Source: Pw C analyses
(*) Risk assessment for exposures reported in accordance w ith Loeser e Portela Advogados

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Exhibit VII – Tax credit on tax loss, CSL negative basis, and temporary adjustments

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly,, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

•	The Company has not recognized in its accounting records the
	IRPJ and CSL deferred credit on the tax losses and on the social
	contribution negative basis, or on the temporary adjustments.
•	It is important to note that the balances of tax losses and CSL
	negative basis may be offset with future profits up to the limit of
	30% of the taxable profit of each year (without a limit in time).
	We should stress that the Company cannot use the balances of
	tax losses and CSL negative basis if (i) between the date of
	determination and offsetting there has been both a change in its
	corporate control and (ii) of its field of activity.
•	The tax losses and CSL negative basis balances are not reduced
	by the contingencies presented in this summary.

	In R$ thousand	IRPJ	CSL
	Tax Loss/CSL Negative Basis	11,006,615	11,025,501
	Temporary adjustment	-	-
	Total	11,006,615	11,025,501
	IRPJ 25%	2,751,654	-
	CSL 9%	-	992,295
	Total	2,751,654	992,295
	Source: ECF and Calculation Records

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Evaluation Report on Eletrobras Distribuiçao Amazonas

Banco Nacional de Desenvolvimento Econômico e Social – BNDES

[Brazilian Development Bank]

November 2017

Belo Horizonte, November 1, 17.

Gentlemen,

In furtherance of the service provision agreement, this paper is part of the services retained for Eletrobras Distribuição Amazonas privatization, ITEM 3 – “SERVICE A” (Financial & Economic Evaluation), under the BNDES Agreement.

This Report encompasses the purpose, scope, procedures and methodology used, as well as the market and operating assumptions for Valuation of Distributor and the execution of the new Concession Contract1.

Discounted Cash Flow was the methodology used. Assumptions were adhered to, based on information delivered by the Distributors and BNDES, and on general market conditions.

The signed copies of this agreement are kept by the Contracting Party.

Best regards,

_______________________________
Alexandre Moreira Galvão
Legal Representative & Stockholding Director

1 Statutory Law 12.783 dated January 11, 2013, Article 8, Paragraph 1 A: ^Whev the seŒÀi e pŒoÀideŒ is a legal evtitÇ directly or indirectly controlled by the government, the Union will be entitled to hold such bidding procedure as described in the head section of this article, combined with the service-providing legal entity control transfer, and granting the Concession Contract to the new controlling shareholder for a 30-Çea peŒiod._

Ceres Inteligência Financeira 2

SUMMARY

Introduction 12

Purpose 12
Disclaimers 12

Methodology 13

PRORET (Tariff Level) 14
General Procedures 14
Operating Costs 19
Other Revenue Calculation 28
Unrecoverable Revenue 31
Statistical Techniques 33
Financial Techniques 33
Discounted Cash Flow 34
Free Cash Flow to Firm – FCFF 35
Capital Asset Pricing Model – CAPM 36
Capital Structure and Discount Rate Breakdown 41
Owners' Equity Cost (Ke) 41
Third-party capital cost (Kd) 42
Weighted Average Cost of Capital – WACC 42
Risk Analysis and Sensitivity Analysis 43
Critical Points and Adaptations 43
Synergies 43
Special Treatments and Specific Risks 44
Related Parties 47
Outstanding CCC Values and other Industry-Related Charges 47
Forecast of 'Luz para Todos' and RGR Flow earmarked to expiration 47

Economic & Financial Evaluation 48

General Assumptions for the Financial Model 48
General Comments on the Report 49
Summary of Business and Existing Structures 50
Features of the Business 50
Financial Statements History 51
Macroeconomic Forecasts 55
Demand Forecasting 58
Demand Forecasting per Class 58
Consumption Units Forecasting 63
Demand Forecasting per Voltage level 65
Network Extension (Km) 66
Common Analyses to Distributors 66
Specific Analyses of Distributor 67
Investment Forecasting 68
Deployment and Renewal 68
Replacement 70
Maintenance 71
PMSO Estimate 73
Common Analyses to Distributors 73
Specific Analyses of Distributor 78
Voluntary Dismissal Plan ("PDV") 89
Common Analyses to Distributors 89
Distributor's Specific Analyses 91
Offsetting for the Transgression of the Continuity Limits 92
Common Analyses to Distributors 92

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Specific Analyses of Distributor 96
Financing 98
Summary of the contracts 98
Net Debt 103
Contingencies 104
Gas Contracts 105
Agreements for the purchase and sale of power 106
Summary of agreements for the purchase and sale of power 106
Other Revenues 108
Analytical History of "Other Revenues" 108
Other Revenues Forecasting 110
Regulatory Remuneration Base Flow 111
Regulatory Remuneration Base Calculation 111
Common Analyses to Distributors 112
Specific Analyses of Distributors 121
Indemnification 128
Tax Loss and Negative Basis of CSL 129
Special Obligations 130
Common Analyses to Distributors 130
Specific Analyses of Distributor 131
Quality Indicators 132
Analysis of Quality Indicators 132
DEC and FEC 134
FER 141
IASC 144
INS 147
IAb 149
ICO 153
X Factor Forecast 157
Considerations Commons to the Distributors 157
Specific Analyses of the Distributor 159
Calculation of the Regulatory WACC and Discount Rate 160
Calculation of the WACC Rate 160
Calculation of Ke and WACC of Market 161
Irrecoverable Revenues 164
Analyses Common to the Distributors 164
Specific Analyses of the Distributors 165
Loss Forecast 168
Technical Loss and Loss in the Basic Network 168
Non-Technical Losses 169
Variation of the Required Working Capital 173
Handling of Special Balances 175
Installment A 176
Solvency Indicators 179
Result Analysis 180
Analysis of Forecast Revenue 180
Analysis of Forecast Default 181
Analysis of Forecast Costs 182
PMSO Analyses 185
Gross Margin and EBITDA Analysis 187
Analyses of Financial Indicators 189
Final Forecasts and Appraisal Results 190
Forecast DRE 190
Indirect Cash Flow 191
FCFF 192
Results 192
Sensitivity Analysis 194

Ceres Inteligência Financeira	4

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Ceres Inteligência Financeira	9

Figure 13 - IASC Indicator – Realized/Forecasted x Target 1 of 3	…144
Figure 14 - IASC Indicator – Realized/Forecasted x Target 2 of 3	…144
Figure 15- IASC Indicator – Realized/Forecasted x Target 3 of 3	…144
Figure 16 - IASC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	…145
Figure 17 - INS Indicator – Realized/Forecast x Target 1 of 3	…146
Figure 1 - INS Indicator – Realized/Forecast x Target 2 of 3	146
Figure 2 - INS Indicator – Realized/Forecast x Target 3 of 3	…147
Figure 20 - INS Indicator - Forecast/Realized X ANEEL Limit 2015-2047	147
Figure 21 - ICO Indicator - Forecast/Realized X ANEEL Limit 2015-2047	153
Figure 22 – Composition and Evolution of the X Factor Components	157
Figure 23 – Target Calculation by Benchmark Comparison	167
Figure 24 – Evolution of Non-Technical Losses (%/ Low-Voltage Market)	172
Figure 25 – Evolved Revenue and Growth Rate	178
Figure 26 – Evolved Default	181
Figure 27 – Evolved Operating Costs	182
Figure 28 - Costs versus EBITDA	182
Figure 29 – Evolved Costs with Power Purchase	183
Figure 30 – Evolved Transmission Costs	184
Figure 31 – Evolved PMSO	184
Figure 32 – Forecast Effective and Regulatory PMSO	186
Figure 33 – Evolved Operating Indicators: Gross Margin	185
Figure 34 – Evolved Operating Income: EBITDA Margin	186

Ceres Inteligência Financeira		11

Introduction

Purpose

The purpose of this paper is to issue a Financial & Economic Evaluation Report on Eletrobras Dis-tribuição Amazonas and on the execution of a new Concession Contract, in order to shore up the accurate dimensioning and provide technical support in the business deals of the Company.

The purpose of the financial evaluation, besides the main point of determining the business Valuation, is to present scenarios, existing synergies for the business, and value possibilities that may be perceived by the market, as well as associated liabilities. From the company’s viewpoint, the discounted cash flow method reckons in numbers and at present value the whole dimension of the business, on a realistic basis, and taking into account potential points of exploitation of the Concession Contract, in view of the current structure.

Added hereto are the sensitivity analysis and the risk analysis, in addition to other valuable methods, such as comparative evaluation by multiples or similar transactions, aiming at reaching the clearest perception of the business value interval and possible structures that could make the transaction more efficient, both for the buyer and the seller.

Disclaimers

The job described in this paper was developed according to information obtained from sources appointed by Eletrobras Distribuição Amazonas and data delivered by ANEEL.

This evaluation does not take into account the penalties for electricity over-contract by the enterprise at issue, because it was assumed that the new utility company could afford settling its positions at market prices. Ceres hereby highlights that sudden changes in macroeconomic indicators and electricity prices may have some bearing on the values pointed out herein.

Please note that this paper does not contain a Compensation Basis added by the enterprise’s current PP&E positions. The accounting entries covering the current PP&E positions may be found in section “Comments on Current Assets” for invertors’ information.

Ceres Inteligência Financeira	12

Methodology

Evaluating a distributor is based on the set of regulations making up the tariff review base applicable to inter-cycle tariffs and tariff readjustments, as well as on the economic pillar of effective forecasts, especially about costs incurred and capital invested. The set of regulations gives direction to the Required Revenue, which is the criterion to set the tariffs used by the distributors. Such tariffs arise from tariff reviews, decomposed from Installment A (non-manageable costs) and Installment B (manageable costs).

Tariff reviews are based on “tariff moderateness” and “continued award to efficiency” principles, with the different complexity/size areas being taken into consideration.

Costs and expenses, taxes, working capital, provision for indemnities and contingencies, and Real disbursements supplement the economic flow, to be dimensioned in forecast and at present value, for business analysis.

Please find below some directives forming the tariff review base, dimensioned at the Tariff Level and specified in PRORET (Portuguese acronym standing for “Tariff Regulation Procedures”). The cash flow and the capital cost definition methods used in this evaluation are detailed below. As a final point, find our comments on this paper’s directives for specific approaches and risk analysis.

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- P_m means Market Adjustment Factor, calculated with the same calculation methodology as element P_d in the X Factor (Submodule 2.5);
- MIQ means Quality Improvement Incentive Mechanisms calculated with the same calculation methodology as element Q in the X Factor (Submodule 2.5);
- OR means Other Revenue, calculated according to Submodule 2.7;

Administration, Operation & Maintenance Costs are comprised of the following elements:

$$CAOM = CO + RI$$

Where:

- $CAOM$ means Administration, Operation & Maintenance Cost;
- CO Other operating costs
- RI means Unrecoverable Revenue;

$$CAA = RC + QRR + CAIMI$$

Where:

- CAA means Annual Cost of Assets;
- RC means Yield on Capital, including income taxes and contributions;
- QRR means Statutory Reintegration Quota;
- $CAIMI$ means Annual Cost of Property & Equipment;

Yield on Capital is calculated through the following equation:

$$RC = (BRRl - RGR) \times r_{wacc_{pré}} + RGR \times r_{rgr} + RC_{OE}$$

Where:

- RC means Yield on Capital;
- $BRRl$ means Statutory Net Yield Base, according to Submodule 2.3;
- RGR means the debt balance of the Global Reversal Reserve;
- $r_{wacc_{pré}}$ means Real Capital Weighted Average Cost before Taxes, according to Submodule 2.4;
- r_{rgr} means RGR capital cost, weighted per destination (PLPT and non-PLPT), according to Submodule 2.4;
- RC_{OE} means Yield on Investments obtained from Special Liability funds.

Yield on Investments obtained from Special Liability funds is calculated through the following equation:

$$RC_{OE} = \frac{r_p - r_f}{1 - t} \times 0{,}5 \times P \times \frac{CAOM}{CAOM + CAA - RC_{OE}} \times OES_b$$

Where:

- RC_{OE} means Yield on Investments obtained from Special Liability funds;
- r_p means Owners' Equity Cost (nominal);
- r_f means Yield on risk-free Assets (nominal);
- t means Income Taxes and Contributions;
- P means Owners' Equity Share in Total Equity;
- $CAOM$ means Administration, Operation & Maintenance Cost;
- CAA means Annual Cost of Assets;
- OES_b means Gross Special Liabilities;

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The Statutory Reintegration Quota corresponds to the installment that takes into account depreciation and amortization of investments made, and recomposes the assets assigned to the service provision over their lifespan. It is calculated through the following equation:

$$QRR = BRRb \times \delta$$

Where:

- QRR means Statutory Reintegration Quota;
- $BRRb$ means Statutory Gross Yield Base;
- δ means Facilities depreciation average rate, calculated based on Table XVI in the Annex to the Electricity Market Equity Control Manual (MCPSE) approved by REN 367/2009 – ANEEL.

Annual Cost of Property & Equipment refers to short-term recoverable investments, such as investments in hardware, software, vehicles and office building infrastructure.

$$CAIMI = CAL + CAV + CAI$$

Where:

- $CAIMI$ means Annual Cost of Property & Equipment;
- CAL means Annual Cost of Rents;
- CAV means Annual Cost of Vehicles;
- CAI means Annual Cost of Computer Systems;

Annual Cost of Rents is calculated through the following equation:

$$CAL = BAR_A \times \left[\frac{1}{VU} + \frac{r_{WACC_{pré}}}{2}\right]$$

Where:

- CAL means Annual Cost of Rents;
- BAR_A means the statutory annuity base amount regarding investments in office building infrastructure, as per Submodule 2.3;
- VU means the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Cost of Vehicles is calculated through the following equation:

$$CAV = BAR_V \times \left[\frac{1}{VU} + \frac{r_{WACC_{pré}}}{2}\right]$$

Where:

- CAV means Annual Cost of Vehicles;
- BAR_V means the statutory annuity base amount regarding investments in vehicles, as per Submodule 2.3;
- VU means the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Cost of Computer Systems is calculated through the following equation:

$$CAI = BAR_I \times \left[\frac{1}{VU} + \frac{r_{WACC_{pré}}}{2}\right]$$

Where:

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- CAI means Annual Cost of Computer Systems;
- BAR_I means the statutory annuity base amount regarding investments in computer systems, as per Submodule 2.3;
- VU means the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Tariff Readjustment

Every year where there is no Ordinary Tariff Review, the adjustment formulas contained in Submodule 3.1 in PRORET are to apply. In such years, VPB is not calculated, but adjusted for money value at IGP-M and also considering the X Factor.

In its turn, Installment A is calculated by taking into account the conditions on the Former Reference Date (DRA) and the Reference Market, as follows:

1. For electricity bought: "Electricity Bought" amount valued at "Average Price of Transfer" considered in the former year's readjustment or review;
2. For connection to distribution/transmission systems and for TUSDg-T and TUSDg-ONS elements: values considered in the former year's readjustment or review;
3. For use of distribution/transmission systems: amounts of power demand retained in the reference period and associated electricity, valued at the respective tariffs considered in the former year's readjustment or review; and
4. For the other items in Installment A: values resulting from applying the relevant tariff elements, in force on the Former Reference Date (DRA), to the Reference Market, so as to assure economic neutrality of industry-related charges.

Value of Installment A, given the current juncture on the in-processing readjustment date (DRP), and the Reference Market, is calculated from different tariffs according to the electricity source, i.e., own generation, PROINFA, Itaipú and other agreements and contracts.

Value of Installment B, given the current juncture on the Former Reference Date (DRA), and the Reference Market, is calculated as follows:

$$VPB_0 = RA_0 - VPA_0$$

Where:

- VPB_0 means Installment B in current juncture on DRA;
- RA_0 means Annual Revenue on DRA or "Reference Revenue";
- VPA_0 means Installment A in current juncture on DRA;

Value of Installment B, given the current juncture on the in-processing readjustment date (DRP), is calculated as follows:

$$VPB_1 = VPB_0 \times (IGPM - X)$$

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Where:

- VPB_1 means Installment B in current juncture on DRP;
- VPB_0 means Installment B in current juncture on DRA;
- $IGPM$ means General Price Index by Getúlio Vargas Foundation (FGV);
- X means the value to the subtracted from IGP-M with a view to sharing with users and customers of distributor the competitiveness and corporate efficiency gains estimated for the period, thus contributing to tariff moderateness, as per Submodule 2.5.

Hence, the Annual Revenue is the new revenue of the utility company on the DRP and corresponds to the sum of the new Installment A and Installment B, as follows:

$$RA_1 = (VPA_1 + VPB_1)$$

Where:

- VPA_1 means Installment A in current juncture on DRP;
- VPB_1 means Installment B in current juncture on DRP;

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Operating Costs Abstract

At this stage, we calculated items related to the tariff level cost elements. The operating costs calculated for the distributor take into account the own costs and the other distributors’ costs. The other distributors are included in the calculation to form the efficient cost target of the distributor under evaluation. The Statutory Operating Costs are forecasted from two angles:

1. Statutory Cost from Nov/2017 to Nov/2023 equivalent to such value as specified in Technical Note 149/2017 SRM/SGT/SRD/SFF/ANEEL;

2. Statutory Cost calculation from Nov/2023 through such methodologies as described in Submodules 2.2 and 2.2-A of PRORET, considering the information obtained from RT 2013, SAMP, BDGD and Financial Statements as the reference values.

The operating costs calculation as of 2023 adhered to the following brief plan of work:

1. Collect data from ANEEL documents;

a. PRORET submodule 2.2

b. PRORET submodule 2.2-A

c. APPROVAL RESOLUTION # 1.858 DATED FEBRUARY 27, 2015;

d. Technical Note 409/2013-SRE/ANEEL;

2. Market Data Collection from SAMP (Economic Regulation Market Information Monitoring System);

3. Data Collection of distributor’s structure from BDGD (Distributor’s Geographic Database);

4. Data Collection from the two most-recent annual Financial Statements available;

5. Updating Factor Calculation based on the methodology of Module 2.2, V2.0, PRORET;

6. Efficient Costs Interval Calculation;

7. Operating Costs Target Definition;

8. Operating Costs Revenue Calculation;

9. Report containing all the calculations made and results obtained upon the application of the proposed methodology;

Please find below a detailed description of such stages.

Database

Inputs

The Operating Costs calculation required:

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1. Information about Cycle 3 Installment B review and parameters, applicable to Distributor;
2. Submodule 2.2 and 2.2-A of PRORET;
3. Statutory PMSO, effective from Nov/2017 to Nov/2023, according to Technical Note 149/2017-SRM/SGT/SRD/SFF/ANEEL;
4. Data on underground network, air distribution network, high voltage network, consumer-units, weighted market, non-technical losses, discontinued consumer/hour, regarding the next tariff review;
5. Access to SAMP;
6. Data from BDGD.

Operating Costs Revenue Calculation

Inputs

Additional revenue in connection with operating costs from Nov/2017 to Nov/2023 corresponds to the amount entered in the last column of the table in Item 43 of Technical Note 149/2017 SRM/SGT/SRD/SFF/ANEEL. As specified in TN 149, the additional revenue amounts are adjusted at IPCA from the 2016 tariff process through the 2017 tariff process date; after that period, Installment B is adjusted at IGP-M and the X Factor.

Data required for Operating Costs Revenue calculation as of 2023 were taken from the technical note of the most recent tariff review of Distributor:

1. Value of operating costs approved in the most recent tariff review, adjusted;
2. Value of Installment B in the most recent tariff review;
3. X Factor's T Element in the most recent tariff review;
4. Installment B revenue in the test-year; (it is calculated based on the distribution tariffs arising from the tariff opening of the most recent readjustment, applied to the market in the test-year);
5. Number of years in the utility company's tariff cycle.

Calculation Methodology

$$CO_{At} = \frac{CO_{Rev} - VPB_{Rev}(1-(1-T_{Rev})^{N-1})}{VPB_{Rev}(1-T_{Rev})^{N-1}}.VPB_{At}$$

Where:

CO_{At}: operating costs revenue in the test-year;
CO_{Rev}: value of operating costs approved in the most recent tariff review, adjusted;
VPB_{Rev}: value of Installment B in the most recent tariff review;
T_{Rev}: *X Factor's T Element defined in the most recent tariff review;*
VPB_{At}: Installment B revenue in the test-year;
N: number of years in the utility company's tariff cycle.

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Results

Based on such calculations, we tried to identify the magnitude relating to the statutory operating costs in Installment B formation in the most recent review;

Operating Costs Target Calculation

Inputs

1. Result of operating costs revenue calculation;
2. Efficient statutory operating costs ceiling;
3. Efficient statutory operating costs floor;
4. Real Average OpEx (for average OpEx calculation, the average value of real operating costs, in the two consecutive years nearest the tariff review, considering the most recent information available, with money value adjustment at IPCA, through the tariff review date, was taken into account).

Calculation Methodology

$$CO_{ef} = \min(\max(CO_{At}; LI); LS)$$

Where:

CO_{ef}: Efficient statutory operating costs value;
LS: Efficient statutory operating costs ceiling;
LI: Efficient statutory operating costs floor;

and

$$\Delta CO = \min\left(\left|\sqrt[N]{\frac{CO_{ef}}{CO_{At}}} - 1\right|; 5\%\right)$$

and

$$CO_{target} = CO_{At}(1 \pm \Delta CO)^N$$

Where:

ΔCO: statutory operating costs annual fluctuation;
CO_{target}: operating costs target adjusted to annual fluctuation ceiling;

and

$$CO'_{target} = \frac{1.2.\,Opex_{avg} + CO_{target}}{2}$$

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Where:

CO'_{target}: statutory operating costs target with sharing;
$Opex_{avg}$: real operating costs average;

Results

The efficient operating cost value was defined by comparing the operating costs revenue at the time of the review with the efficient operating costs interval for the utility company at issue.

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Calculation Methodology

$$Opex_{ef} = \frac{1}{u}\left(\sum_{j=1}^{m} v_j y_i + \varphi\right)$$

Where:

$Opex_{ef}$: the efficient cost estimated for the utility company;
y_i: *company's product "j";*
v_j: *weight assigned to product "j";*
u: weight assigned to the input;
m: total products;
φ: *company's "scale factor".*

$$\alpha = \frac{Opex_{ef}^{t+1}}{Opex_{ef}^{t}} \cdot \frac{IPCA^{t+1}}{IPCA^{t}}$$

Where:

$Opex_{ef}^{t+1}$: efficient cost estimated on the tariff review base date;
$Opex_{ef}^{t}$: efficient cost estimated on the efficiency calculation base date;
$IPCA^{t+1}$: IPCA index number in the month preceding the tariff review base date;
$IPCA^{t}$: IPCA index number in the month preceding the efficiency calculation base date.

Results

The Updating Factor was used to calculate the efficient cost intervals.

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Results

With the X Factor's Pd Element, the review may comprise the potential productivity gains arising from electricity distribution, estimated from the ratio between market growth and increased costs of that business.

Please note that in the evaluation such factor will be set at zero between the agreement execution date and the first subsequent ordinary tariff review, as highlighted in the draft[2] agreement.

Technical and commercial quality of service delivered to consumers (Q)

The technical and commercial quality (the Q element) incentive mechanism is specified every tariff readjustment ex post with the technical and commercial quality data for the last two years, available in April each year.

Operating costs trajectory (T)

The X Factor's T Element is aimed at setting a trajectory in the statutory operating costs definition. Essentially, it is a transition between different methodologies to set the efficient operating costs. The operating costs calculation methodology is described in section "Operating Costs".

Inputs

1. Operating Costs Revenue;
2. Operating Costs Target;
3. Current tariff review Installment B value;

Calculation Methodology

$$CO_p = CO_{At} + \frac{(CO_{target} - CO_{At})}{N}$$

$$T_p = \left(1 - \sqrt[N-1]{\frac{CO_{target}}{CO_p}}\right) \times \frac{CO_p}{VPB_p}$$

Where:

[2] Draft Agreement, Official Letter 113/2017-DR/ANEEL, 05/03/17, from Romeu Donizete Rufino, Procedure 48510.000502/2017-00, Clause 19 – Transient Provisions, Section 3, Item I: "The value of the X Factor's Pd Element shall be set at 0 (zero)".

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CO_p *: statutory operating costs value to be taken into account in the current tariff review;*
CO_{At} *: operating costs revenue in the test-year;*
CO_{target} *: operating costs target adjusted to annual fluctuation ceiling;*
N: number of years in the utility company's tariff cycle;
T_p *: the X factor's operating costs "trajectory" element for the current review;*
VPB_p *: current tariff review Installment B value.*

Results

The result of the abovementioned calculations is the X Factor's operating cost "trajectory" element. The T element was used to deduct or add part of the operating costs from or to the tariffs, gradually, over the Distributor's review cycle.

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age the service provision efficiency. Such amount was discounted from Installment B, variable Other Revenue (OR). Exception being made to items (8), (10), (11) and (13), where the sharing ratio was 30%, and item (14), where the sharing ratio was 50%.

Table 3 - Other Revenue Sharing (%)
Other Revenue Sharing
Activities inherent to the distribution service
Billable services	60%

Proper accessory activities
Collection of covenants or values through the invoice	60%
Collection of third-party invoices through own structure	60%
Advertising placement	60%
Rent or paid assignment of real estates and rooms	60%
Infrastructure sharing	60%
Technical evaluation and meter gauging	60%
Tax liability service commissioning	60%

Complementary accessory activities
(1) electricity distribution networks, aimed at land regularization of specific interest and to the service	60%
of the enterprises of multiple consumer units
(2) electricity networks for access to the transmission or distribution systems	60%
(3) electricity substations	60%
(4) internal electrical installations of consumer units	60%
(5) capacitors bank	60%
(6) input patterns of consumer units serviced at low voltage	60%
(7) electric power metering systems	60%
(8) generators, including distributed microgeneration and minigeneration sets	30%
(9) public lighting systems	60%
(10) Efficiency of electric power consumption and installation of qualified cogeneration, provided they	30%
are not included in Research and Development (R&D) or Energy Efficiency projects established by law.
(11) Data communication services (including PLC)	30%
(12) Consulting services	60%
(13) Commercialization of property rights and products obtained in a Research and Development
(R&D) project regulated by ANEEL, with proof of resource allocation for Northern, Northeastern, and	30%
Midwest regions.
(14) Commercialization of property rights and products obtained in a Research and Development
(R&D) project regulated by ANEEL, with proof of resource allocation for Northern, Northeastern, and	50%
Midwest regions.

Source: Prepared by us, based on Submodule 2.7 in PRORET.

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General Rules

Revenues deemed as reference to reach tariff moderateness shall correspond to the average revenue invoiced plus taxes, in the 36 months preceding the 6th month before the review date, updated at IGP-M3 until the review date, multiplied by 12, as defined in Chapter 3 “Other Revenue Methodology” of

Submodule 2.7 in PRORET.

· In the event the activity was started within a period shorter than 36 months, then we considered the average revenue invoiced until the 6th month before the review date, updated at IGP-M, multiplied by 12.

3 Value updating calculation: A * updating at IGP-M thru review date * 12. Wherein, for updating in:

2015 and 2016: A = average revenue invoiced in the last 12 months, as of the 2nd month before the tariff review date;
2017: A = average revenue invoiced in the last 24 months, as of the 6th month before the tariff review date;
2018 on: A = average revenue invoiced in the last 36 months, as of the 6th month before the tariff review date.

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Unrecoverable Revenue

The statutory unrecoverable revenue was calculated according to PRORET, Submodule 2.2, V2.0, Chapter 4 “Unrecoverable Revenue Methodology”. The unrecoverable revenue value to be considered in the tariff review process encompasses two sides: unrecoverable revenue related to values invoiced with industry-related charges and other items of required revenue added by the tariff band estimated invoicing values.

This second portion is calculated as follows:

$$V_{RI} = \frac{RR + Band\ Revenue - Charges}{1 - ICMS - PIS - COFINS} x \left\{ \sum_{C} (\rho_c x RI_c) \right\}$$

Where:

VRI: unrecoverable revenue value to be taken into account;
RR: Required Revenue;
Band Revenue: tariff band estimated revenue
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
RIc: statutory unrecoverable revenue ratio, regarding Class C, in the group which the company belongs to.
ICMS: Tax on Goods and Services Marketing
PIS: Social Integration Program
COFINS: Contribution for Social Security Financing

The unrecoverable revenue ratios to be taken into account per company, per consumption class, are described in the following table. These amounts have been kept constant over the years.

Table 4 - Unrecoverable Revenue per Consumption Class[4]

Company	Houses	Plants	Business	Farms	Govern-ment	Street Lights	Public Ser-vice	Group
Amazonas Energia	1.88%	1.50%	0.98%	1.98%	0.28%	0.05%	0.08%	Group 1
Ceal	1.44%	1.05%	0.72%	1.18%	0.23%	0.05%	0.06%	Group 1
Cepisa	1.29%	0.94%	0.55%	1.18%	0.22%	0.05%	0.05%	Group 1
Eletroacre	1.14%	0.78%	0.55%	1.07%	0.20%	0.01%	0.02%	Group 1
Ceron	0.86%	0.50%	0.48%	0.81%	0.11%	0.01%	0.01%	Group 1
Boa vista	0.08%	0.00%	0.06%	0.02%	0.00%	0.00%	0.00%	Group 2

Source: ANEEL PRORET 2.2A V1.0

[4] PRORET Submodule 2.2, Normative Resolution 660/2015 dated 04/28/2015.

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The portion of unrecoverable revenue regarding industry-related charges is calculated through the following equation:

$$V_I = \frac{Encargos\ Setoriais}{1 - ICMS - PIS - COFINS} x \{\sum_C (\rho_C x RI_i)\}$$

Where:

VI: unrecoverable revenue value to be considered related to industry-related charges;
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
RIi: Median of ratios of unrecoverable revenue of the company, related to Class C, verified from the aging of the period from 49 to 60 months in the year preceding the tariff review year.

The real ratios of unrecoverable revenue per consumption class are limited to the values shown in the following table. Such values were perpetuated for the evaluation.

Table 5 - Unrecoverable Revenue Limits – Neutrality of Charges[5]

Class	Houses	Plants	Business	Farms	Government	Street Lights	Public Service
Group 1	2.11%	2.95%	1.28%	3.56%	2.00%	3.29%	2.23%
Group 2	0.47%	0.49%	0.54%	0.36%	1.21%	3.66%	0.15%

Source: ANEEL PRORET 2.2A V1.0

[5] PRORET. Submodule 2.2. REN # 660/2015.

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Statistical Techniques

During the project, statistical techniques were worked, such as the multi-varied analysis for demand forecast and sensitivity analysis.

Financial Techniques

Please find below the techniques that are comprised by the methodology of the financial and economic analysis for the evaluation. You may see the description of the Free Cash Flow to Firm. Then, you will find the analysis on the composition and formation of the capital cost that reflects the discount rate compatible with the business risk.

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Discounted Cash Flow

Introduction

The technique used for evaluation is based on the Discounted Cash Flow methodology, which is supported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Revenues, costs, expenses, investments and other working capital requirements are estimated, in addition to all the items that affect the enterprise’s cash fluctuation, for a given period of time.

Seeing as the generated cash flow values occur in different time spans, these must be summed and compared in a current equivalence. Thus, the net balances reckoned per period are taken to present value at a discount rate reflecting the risks inherent to the business, added by the risk-averse investors opportunity cost, i.e., an attractiveness rate reflecting the business capital providers opportunity cost.

Such rate is given by value parameters generally offered by government bonds, incorporates the specific risk of the business, and is calculated based on CAPM (Capital Asset Pricing Model). By that model, the project owners’ equity (Ke) cost is calculated.

To calculate the project values, the owners’ equity cost (Ke) is weighted with the third-parties’ equity cost (Kd), in proportion to the capital structure used in the project, resulting in the enterprise’s WACC (Weighted Average Cost of Capital).

There are different versions of the Discounted Cash Flow methodology, and this paper adheres to the Free Cash Flow to Firm (FCFF) approach.

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Free Cash Flow to Firm – FCFF

The Free Cash Flow to Firm approach uses the weighted average capital cost (WACC) to discount at present value the free cash flow to firm. Hence, all resources available for dividend distribution or reinvestment are taken into account, but amortization flows and third-party debt interests paid are not considered, the yield on which is implied in estimated WACC rate. The firm flow is recommended for the evaluation at issue because it foresees the likelihood of permanent leverage over the Concession Contract period.

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Capital Asset Pricing Model – CAPM

Introduction

The owners’ equity cost (Ke) calculation is primarily based on the business risk analysis, added by the economy’s risk-free yield rate, generally given by the yield offered by government bonds.

At first, companies of the industry serve as the basis, measuring the price fluctuation of their shares in the money market, against the economy oscillations, mirrored on some market index, for instance.

One of such measures is by Beta, which represents a multiplier in relation to the return fluctuations of companies in a given segment in relation to the market and is equivalent to the risk of the segment analyzed. Primarily, we take a weighted average of such measure for the industry, excluding the indebtedness weight. That indicator represents an average and time relation between the returns on the shares selected in relation to the economy, which was highlighted here by the S&P500 returns fluctuation, an index that captures a good deal of transactions in the US market. Therefore, compared are the fluctuations of the prices in dollars of the shares in the open capital companies that operate in the same industry as the enterprise analyzed, with the S&P500 index fluctuations.

The purpose of this process is to obtain the additional risks of the business at issue in relation to the economy. Therefore, the result of the return expected and required on the business would be a risk free yield rate, in line with the rates offered by the government, added by the economy rate in general, plus the profits or minus the losses of the business, in comparison with the economy as a whole. Hence, a single rate synthesizes the yield required by a business, contemplating all the risks inherent in their fluctuations of income and cash, and adds the gains on zero risk investments, given in traditional short-term investments offered by the government.

Whereas we used indexes present in the US and global economy, calculated in dollars, considering the purpose of accuracy of inter-industry risk levels, therefore, utilization and supplementation in calculating the risks present in Brazilian interest rates in relation to the global market are necessary.

For risk-free and government rates, we used the 10-year US treasury bonds, marked to market continuously (Constant Maturity Bond). Thus, the risk elements present in the Brazilian interest rate, as the country risk premium, regarding the credit risk in the Brazilian Economy against the global market, and the exchange risk, showing the uncertainties about the R$ fluctuation against the USD, must be included. Both of them are already included in SELIC interest rate or government bonds with future maturities, the reason for such inclusions, for they represent the risk-free opportunity cost in Brazil.

For the country risk premiums, we used the difference between FRA for Exchange Coupon, contracts traded in BM&F-BOVESPA, and the Risk Free Rate calculated through the Treasury Bonds.

In order to calculate the exchange risk premium, we used the real difference between the DI – 1-day contracts, FRA for Exchange Coupon, denominated in Forward Premium, both the agreements traded

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in BM&F-BOVESPA, and which translate the expected price fluctuations between the Brazilian interest rates in the future market against Brazilian external fund-raising in USD. Hence, it is impossible to obtain, from its quotation, the exchange premium, after the adjustments for inflation between the countries (IPCA minus CPI forecast).

In brief, the evaluation uses the Discounted Cash Flow methodology, which is supported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Seeing as the value to be produced will occur in different time spans, all of them must be brought to present value at a discount rate reflecting the risks inherent to the estimated flow, i.e., an attractiveness rate reflecting the opportunity cost of several business capital providers, the business risk included. Such discount rate is calculated based on CAPM (Capital Asset Pricing Model). Such model allows calculating the owners' equity cost (Ke), to be associated with the third-parties' equity cost (Kd), defining the WACC – Weighted Average Cost of Capital.

Please find below the Ke formation detailing:

Figure 1 – Owners' Equity Cost (Ke) Breakdown

$$MRP = Rm_{S\&P500} - Rf_{T-Bonds}$$

$$\boldsymbol{K_e = Rf_{reais} + \beta * MRP}$$

$$Rf_{reais} = Rf_{T-Bonds} + Rp + R_{cambial}$$

$$R_{cambial} = (f - s) - E_t(s_T - s_t)$$

$$\boldsymbol{K_e = Rf_{T-Bonds} + Rp + (f - s) - E_t(s_T - s_t) + \beta * (Rm_{S\&P500} - Rf_{T-Bonds})}$$

Source: Ceres Inteligência Financeira

- K_e - Cost of Equity
- Rf_{reais} - Risk Free Rate
- $Rf_{T-Bonds}$ - Risk Free Rate in USD
- β - Beta
- $Rm_{S\&P500}$ - Market Return Rate
- MRP - Market Risk Premium
- Rp - Country Risk
- $R_{cambial}$ - Exchange Risk
- $(f - s)$ - Forward Premium

Ceres Inteligência Financeira 37

CERES
INTELIGÊNCIA FINANCEIRA

- $E_t(s_T - s_t)$ - Expected Exchange Fluctuation (approached by Purchasing Power Parity [PPP] as the expected inflation between the countries).

Cubic Spline Interpolation

Cubic Spline consists of a numerical interpolation methodology, which uses 3rd order polynomials. It is characterized by the cushioning or smoothness that it presents in the transition from one point to another.

Since many of the rates required for Ke composition need to be worked on the curve and only a few observations of rates with specific due dates are available, we need to find values outside these control points to plot a curve that represents the entire period. Thus, to establish an interest curve based on futures, options and derivatives contracts in general, we must use some interpolation technique to fill in the whole curve. In this case, we use Cubic Spline Interpolation.

Risk Free Rate

The owners' equity cost calculation is primarily based on the business risk analysis, added by the economy's risk-free yield rate. As the US economy has more diversity in its indexes and is still considered as an international standard of a risk-free economy, at least so far, the rates practiced by the US Treasury are generally used as a parameter, such as the Treasury Bonds (T-Bonds) as the initial standard.

The rate was constructed using the interest rate curve, a practice that must be respected due to the impossibility of short-term flows being remunerated at long-term rates, since they will be subject to a marked-to-market interest rate curve in the redemptions of these investments.

Beta

The leveraged Beta of each company is obtained by tilting the linear regression between the historical logarithmic returns of these assets and the market index. Then, the unleveraged Beta is obtained for each company by adjusting their Debt to Equity (D/E) ratios. Finally, the unleveraged betas of each company are weighted by their Enterprise Value, thus achieving the unleveraged Beta for the resulting

Ceres Inteligência Financeira 38

Beta, unleveraged, for the industry, which is then re-leveraged in order to consider the fraction of systemic risk corresponding to the relevant company indebtedness effect.

Market Risk Premium

The Market Risk Premium represents the yield expected by the market, taking into account the additional risk in relation to the risk-free rate that practiced therein. The Market Risk Premium is calculated based on the difference between the returns on the S&P500 Index and the perpetual 10-year US Treasury Bonds (Constant Coupon Bond), marked to market annually, considering a long-term window of time. That is, to estimate the Market Risk Premium, the difference between the return on the S&P500, adjusted for dividends and the return on Treasury Bonds, was taken into account.

For the calculation of the return on T-Bonds, the constant maturity bonds, i.e. 10-year-maturity marked-to-market perpetual bonds, are taken into account, assuming the repurchase of the bond at the end of each year. Thus, this return is composed of two components: the yield hired for the year in which the bond was held by the investor and the paper price fluctuation to market due to the changes in the interest rate offered at the end of the year.

Country Risk

As previously mentioned, the CAPM model structuring based on the rates practiced in foreign markets, especially those found in the US market, is more advisable due to the diversity of business segments found in their stock market indices, which explain more comprehensively the relative risks between segments and companies in an economy. However, for application in the countries of origin, it is necessary to adjust the country-specific credit risks, since the US risk-free rate is used, based on T-Bonds, debt securities issued by the United States. The measurement of this risk spread, which applies to developing economies, including Brazil, is denominated country risk. The option recommended in this paper, for a better adjustment, is obtaining the spread between interpolated FRA and T-Bonds, which more directly reflect the country risk present in the interest curve.

Exchange Risk

To estimate the foreign exchange risk premium, the forward premium was obtained by the breakdown of domestic interest rates and the FRA, which already includes the country risk. The foreign exchange coupon and FRA contracts indicate the expected interest rates in US dollars, measuring the DI-1 day rate fluctuation against the exchange rate fluctuation, and are good indicators of the external interest rates evidenced in the negotiations of Brazilian bonds with sovereign risk, issued abroad.

Ceres Inteligência Financeira	39

The Real Exchange Rate is calculated based on the difference between the Interbank Deposit (ID) and the Forward Rate Agreement (FRA) rates. It should be noted that this indicator is calculated in real terms, discounting the forecasted inflation in Brazil (IPCA) and the forecasted inflation in the USA (CPI).

The data of the rates and their respective maturities were interpolated using the Cubic Spline methodology to obtain the related risk curve.

Ceres Inteligência Financeira	40

Capital Structure and Discount Rate Breakdown

Owners’ Equity Cost (Ke)

For the risk-free rate, the yield of the 10-year Treasury Bonds was considered. The data of the rates and their respective maturities were collected and then interpolated by using the Cubic Spline methodology to obtain the curve.

In order to estimate the Market Risk Premium, the difference between the return on the S&P500, adjusted for dividends, and the return on Treasury Bonds, was taken into account. For the calculation of the return on T-Bonds, the constant maturity bonds, i.e. 10-year-maturity marked-to-market perpetual bonds, are taken into account, assuming the repurchase of the bond at the end of each year. Thus, this return is composed of two components: the yield hired for the year in which the bond was held by the investor and the paper price fluctuation to market due to the changes in the interest rate offered at the end of the year. Thus, the Market Risk Premium was obtained, considering a time window, geometric mean and the long-term (10-year) bond with a coupon.

The Real Exchange Premium is calculated based on the difference between the Interbank Deposit (ID) and the Forward Rate Agreement (FRA) rates. It should be noted that this indicator, to be calculated in real terms, is discounted by the difference between inflation in Brazil (IPCA) and inflation in the USA (CPI).

The FRA and ID databases were collected in the Trading System of BM&FBovespa. Then, the data were interpolated by the Cubic Spline method, to obtain the rate curves.

In addition to FRA and ID, the Consumer Price Index (CPI) and the Extended Consumer Price Index (IPCA) forecasts are also necessary for the composition of the Foreign Exchange Risk. While the IP-CA forecast was obtained in the Market Expectation System of the Focus Bulletin, made available by the Banco Central (Bacen).

Table 6 - Summary of Applicable Methodologies
Description	Parameter	Methodology
Risk Free Rate	Treasury Bonds	Cubic Spline Interpolation
Unleveraged Beta	Asset Price	EV weighted average
Market Risk Premium	10-year S&P500 X T-Bonds	Geometric Mean
US Inflation	Consumer Price Index (CPI)	Forecast
Brazilian Inflation	IPCA	Forecast
FRA	FRA	Cubic Spline Interpolation
Future DI	Interbank Deposit (DI1)	Cubic Spline Interpolation
Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	41

Third-party capital cost (Kd)

The third party capital cost is obtained through the weighted average of the gross debt (2011-2016) of the companies used to calculate Beta, weighted at the Debt/Net Debt ratio, of the same companies, on their respective reference dates. Next, the Cost of Debt / Net Debt ratio is multiplied by the IDC forecast of the target year. As a final point, inflation and taxes are discounted to reach the tax-free real Kd.

Weighted Average Cost of Capital – WACC

The WACC rate is obtained by weighting the owners’ equity cost and the third-party equity cost and their respective sharing in the company’s capital structure, considering the tax benefit of the debt for third-party equity. The capital structure used was the same as used by ANEEL in PRORET, Submodule 2.4.

Ceres Inteligência Financeira	42

Risk Analysis and Sensitivity Analysis

With the purpose of analyzing possible impacts on the valuation, we analyze the sensitivity of relevant variables for the forecast model, with a view to checking the impact on the Net Present Value (VPL). Herein, the sensitivity analysis was conducted in view of the impacts on the evaluation, from fluctuations falling on the Yield Base and on the weighted average cost of capital.

Critical Points and Adaptations

This paper further analyzes critical points of the business and suggested adaptations that may add value to the companies. We also studied some possibilities for this transaction that would minimize risks and maximize the return for investors.

Synergies

Costs and investments synergies and optimizations were identified, so as to obtain post-privatization potential business value benchmarks. We also appraised possible gains that could be reversed to the seller, depending on the sale structure.

Ceres Inteligência Financeira	43

Special Treatments and Specific Risks

The distributors being analyzed are within the electric power distribution service provision norm as Designated Distributors, pursuant to the terms and conditions of Article 9, Statutory Law 12.783, dated January 11, 2013, and Ordinance 338 dated July 26, 2016, issued by the Department of Mines & Energies (MME).

Accordingly, several terms and conditions were agreed to for operation under supervision of the regulatory agency.

“ReA No. 748/2016 imposes on such distributors the pre-privatization Temporary Distribution Service Provision Plan for 2017, entailing loan transfer to meet the targets set and accommodate the operating costs, inter alia, according to Annex IV – Commitment, attached to said ReA, as follows: ‘The Designated Distributor Officers, regarding the distribution utility service provision (hereinafter referred to as the ‘Officers’), who are signatories to this agreement, in order to be entitled to the transfers of funds set forth in Paragraph 4, Article 9, Statutory Law 12.783 dated January 11, 2013, commit to abide by the provisions of Ordinance MME-388/2016 and see to continuity and suitability of the service delivered, particularly regarding the following parameters, which have been followed up by ANEEL as a priority:

I – industry compliance;

II – the assignment’s electric power loss threshold;

III – the assignment’s Operating Costs threshold;

IV – the assignment’s threshold of discontinuity equivalent duration per consumer unit (DEC);

V – the assignment’s threshold of discontinuity equivalent frequency per consumer unit (FEC);

VI – quality of information provided to ANEEL;

VII – meeting the inspection requirements issued by ANEEL.

The signatories hereto, on behalf of the Officers, hereby commit to send to ANEEL the Temporary Distribution Service Provision Plan, duly executed by the same signatories hereto, detailing the actions to be taken by the management, with a view to abide by the terms and conditions set forth by ANEEL during the assignment period granted by the Contract-Letting Branch of Government.”

Including, but not limited to, the following targets are in force according to the Opinion on ReA No. 748/2016:

Ceres Inteligência Financeira	44

Table 7 - End 2017 Threshold for Operating Management[6]
			2017	Fluctuation
Indicator	Company	Reckoned	Threshold	(%)	Fluctuation
PMSO Re. Adjusted (R$ thousand/year)	Amazonas	864,502	821,277	-5.00%	- 43,225
PMSO Re. Adjusted (R$ thousand/year)	Boa Vista	17,829	169,375	-5.00%	- 8,915
PMSO Re. Adjusted (R$ thousand/year)	Ceal	384,705	36,547	-5.00%	- 19,235
PMSO Re. Adjusted (R$ thousand/year)	Cepisa	459,231	43,627	-5.00%	- 22,961
PMSO Re. Adjusted (R$ thousand/year)	Ceron	311,976	296,378	-5.00%	- 15,598
PMSO Re. Adjusted (R$ thousand/year)	Eletroacre	156,712	148,877	-5.00%	- 7,835
PMSO Re. Adjusted w/o accruals (R$ thou-
sand/year)	Amazonas	731,707	695,121	-5.00%	- 36,586
PMSO Re. Adjusted w/o accruals (R$ thou-
sand/year)	Boa Vista	95,921	91,125	-5.00%	- 4,796
PMSO Re. Adjusted w/o accruals (R$ thou-
sand/year)	Ceal	346,817	329,477	-5.00%	- 1,734
PMSO Re. Adjusted w/o accruals (R$ thou-
sand/year)	Cepisa	476,859	453,016	-5.00%	- 23,843
PMSO Re. Adjusted w/o accruals (R$ thou-
sand/year)	Ceron	324,072	307,868	-5.00%	- 16,204
PMSO Re. Adjusted w/o accruals (R$ thou-
sand/year)	Eletroacre	181,502	172,427	-5.00%	- 9,075
DECi	Amazonas	39.21	36.99	-5.66%	- 2.22
DECi	Boa Vista	11.38	10.36	-8.96%	- 1.02
DECi	Ceal	25.02	23.92	-4.40%	- 1.10
DECi	Cepisa	23.53	21.74	-7.61%	- 1.79
DECi	Ceron	32.14	29.42	-8.46%	- 2.72
DECi	Eletroacre	50.45	44.96	-10.88%	- 5.49
DECi	CEA	66.51	64.96	-2.33%	- 1.55
FECi	Amazonas	20.53	19.37	-5.65%	- 1.16
FECi	Boa Vista	11.78	11.30	-4.07%	- 0.48
FECi	Ceal	17.99	16.27	-9.56%	- 1.72
FECi	Cepisa	16.87	15.01	-11.03%	- 1.86
FECi	Ceron	20.31	17.57	-13.49%	- 2.74
FECi	Eletroacre	34.86	30.53	-12.42%	- 4.33
FECi	CEA	32.74	32.13	-1.86%	- 0.61
Total Loss (% Power injection)	Amazonas	40.3%	39.1%	-3.1%	-1.2%
Total Loss (% Power injection)	Boa Vista	12.9%	12.7%	-1.5%	-0.2%
Total Loss (% Power injection)	Ceal	25.2%	24.1%	-4.6%	-1.2%
Total Loss (% Power injection)	Cepisa	30.5%	29.0%	-5.0%	-1.5%
Total Loss (% Power injection)	Ceron	27.8%	24.6%	-11.3%	-3.2%
Total Loss (% Power injection)	Eletroacre	23.3%	22.4%	-3.8%	-0.9%
Total Loss (% Power injection)	CEA	40.0%	38.9%	-2.7%	-1.1%
Total Loss (% Power injection)	CERR	55.4%	53.8%	-3.0%	-1.6%

Source: ANEEL

The evaluation model treated such special norm, containing targets and specific budget for 2017. The treatment is due to the need to estimate the start balances for the valuation at the beginning of 2018.

6 Cases: 48500.004245/2016-77; rapporteur: Director Reive Barros dos Santos, 11/29/16; code: 48575.007296/2016-00.

Ceres Inteligência Financeira	45

For subsequent years, we considered the private Concession Contract and performance trajectories of distributors according to this new reality. In its turn, the statutory targets were adjusted consistently with the reality and the complexity of the service provision in those regions. More to the point, we considered the terms and conditions contained in the draft template for the Electric Power Distribution Concession Contract, as per resolution issued by the Board of ANEEL during the 15th Ordinary Public Meeting held on May 2, 2017.

Likewise, the tariff review expected for those distributors was suspended. The new draft contract allows the possibility of accelerated tariff review in the new agreement6, a premise taken into account for the Base Scenario 2019.

Those distributors’ compensation bases appear to be outdated, and the unitizing process is underway, in many of them, it may valorize their compensation bases. As a final point, different compensation bases were simulated, given the expected results that may be obtained by Eletrobras, supported by such reports.

Ceres Inteligência Financeira	46

Related Parties

The distributors have debt agreements with Eletrobras. Those agreements were priced separately, so as to allow possible debt restructuring with the shareholder.

Outstanding CCC Values and other Industry-Related Charges

There are debt balances for industry-related default. Normative Resolution No. 748/2016 resets post-assignment commitments and provides for loans with RGR funds for cash closing. CCC/other debt flows were treated separately, and the amounts of receivables and payables were reconciled.

Forecast of ‘Luz para Todos’ and RGR Flow earmarked to expiration

We forecasted the amounts payable and receivable by means of CDE funds for ‘Luz para Todos’ Program (PLPT – Portuguese acronym for “’Light for All’ Program”) through expiration scheduled for De-cember 20187. We did not make PLPT forecasts for subsequent years at scheduled expiration because such forecasts would depend on determinations foreign to the distributors.

As a final point, the total investment in replenishment will be distributed over the years 2018 to 2022 based on the Technical & Operating Due Diligence outcome; for the other years, the necessary replenishments, consistent with the private market8 within their area of operation.

7 Presidency of the Republic, Chief of Staff, Legal Team, Decree No. 8.387 dated December 30, 2014.

8 CEMAR, COELCE, COELBA, CELPE.

Ceres Inteligência Financeira	47

Economic & Financial Evaluation

General Assumptions for the Financial Model

For the financial model, it was necessary to adopt some assumptions to analyze the distributors. The model was developed with monthly periodicity; the following general assumptions were defined: Base Date used for the evaluation as of March 1, 2018, with analysis period from March 1, 2018 to February 28, 2048 (30 years of Concession Contract). However, the tables, charts, and results shown in the Report start in January 2017 and end in December 2047, because, by considering only two months in 2048, the analyses would not be comparable with the other years.

The discount rate used is based on the dynamic rate methodology, consisting in the monthly calculation of the WACC – Weighted Average Cost of Capital, to be applied. The reporting currency is the official currency, i.e., the values are impacted by inflation over the analysis period. Deflator used to bring the forecasted cash flow to present value is IPCA.

For regulatory assumptions, we assumed that Ordinary Tariff Reviews have a 5-year periodicity, being considered in the month of November and as of the year 2023 as reference (5 years after the contract is signed with the new utility company, which is to take place in 2018). Besides, this evaluation considers an Extraordinary Tariff Review in 2019, basically encompassing the BRR reevaluation.

Finally, the results obtained in the evaluation are based on Nominal Cash Flow to Firm.

Ceres Inteligência Financeira	48

General Comments on the Report

This report contains the assumptions, analyses and forecasts carried out for the valuation of the distribution companies for the privatization process. The analysis period is from 03/01/18 to 02/28/2048, which period is used to calculate the evaluation results.

Illustratively, tables and charts are shown in annual values through 12/31/47, seeing as the year 2048 covers only two months of evaluation, thus avoiding a distorted perception of the value over the series.

Ceres Inteligência Financeira	49

Summary of Business and Existing Structures

Features of the Business

Amazonas Distribuidora de Energia S.A, subsidiary of Centrais Elétricas Brasileiras S.A. Eletrobras, is an electric power public utility concessionaire, which has as purpose to explore the services of electric power, as per the respective concession contract, performing, for such, studies, projects, construction and operation of power plants, substations, transmission lines, and networks.

.

Ceres Inteligência Financeira	50

Financial Statements History Balance Sheet

Table 8 – Assets History – Eletrobras Distribuição Amazonas 2012 to 2016
	2012	2013	2014	2015	2016
ASSETS
CURRENT
Cash and cash equivalents	390,677	84,656	62,606	68,251	71,343
Equities and Securities - TVM	-	-	131,715	117,122	28,706
Customers	335,655	372,341	436,063	474,440	609,707
Taxes and social contributions	31,789	34,063	27,099	10,506	22.495
Sureties and court deposits	-	-	12,315	-	-
Reimbursement claims	6,348,222	10,195,291	2,523,243	1,812,076	897,600
Stock	77,318	141,381	103,542	117,823	122,987
Financial asset	-	-	89,882	109,237	77,062
Other	102,208	152,906	579,971	514,549	185,907
Total Current Assets	7,285,869	10,980,638	3,966,436	3,224,004	2,015,807
NON CURRENT
Customers	51,317	53,619	78,774	67,756	105,791
Taxes and social contributions	1,450,703	1,749,861	2,100,973	2,365,377	1,421,805
Sureties and court deposits	190,062	270,213	338,333	296,285	413,730
Reimbursement claims			2,959,326	4,350,275	3,573,069
Financial asset	2,138,126	3,039,230	3,024,112	1,941,014	2,128,125
Other	9,077	9,071	9,072
Long Term Realizable
Investments	7,670	7,678	12,938	206,473	17,107
Intangible	629,606	121,613	620,842	181,298	140,765
Fixed assets	1,278,105	1,257,715	1,376,407	1,270,216	1,222,243
Total Non-Current Assets	5.754.666	6,509,000	10,520,777	10,678,694	9,022,635
TOTAL ASSETS	13,040,535	17,489,638	14,487,213	13,902,698	11,038,442

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Amazonas.

Ceres Inteligência Financeira	51

Table 9 - Liabilities History - Eletrobras Distribuição Amazonas 2012 to 2016
	2012	2013	2014	2015	2016
LIABILITIES
CURRENT
Suppliers	2,937,920	4,841,004	2,439,763	5,168,720	4,819,380
Reimbursement obligation	5,328,423	7,783,701	-	-	-
Finance and loans	270,381	472,434	646,856	141,777	88,542
Lease operations	162,929	181,596	74,507	132,972	136,662
Sectorial burden	6,352	-	3,072	-	-
Taxes and social contributions	47,250	63,227	52,290	69,184	93,433
Non Gratuitous Contracts	-		-	-	812,694
Estimated obligations	40,130	48,028	58,707	32,632	42,298
Installments with suppliers		-	-	-	-
Financial liabilities			292	19,288	103,157
Other	540,103	848,812	124,500	107,038	160,071
Total Current Liabilities	323,970	177,729	201,273	424,174	459,394
NON CURRENT
Suppliers	-	599,631	7,326,768	7,648,126	8,055,796
Finance and loans	758,962	715,349	1,517,563	1,185,389	1,898,681
Lease operations	1,860,104	1,891,628	1,252,153	1,119,183	1,032,842
Estimated obligations	-	4,849	-	-	-
Post-employment benefit	11,562	1,362	1,321	921	2,160
Provisions for judicial causes	298,218	273,615	341,313	316,138	1,630,713
Reimbursement obligation	1,591,287	2,009,423	2,208,959	2,150,827	1,157,893
Provision for negative net equity in con-
trolled companies	-	-	-	-	158,036
Advances for future capital increase	277,687	-	-	-	117,446
Payable concessions	279,392	295,259	-	-	-
Installments with suppliers	-	-	-	-	-
Research and development	-	-	-	-	-
Other	21,159	23,890	458,530	174,101	63,270
Total Non-Current Liabilities	5.098.371	5,815,006	13,106,607	12,594,685	14,116,837
EQUITY
Capital Stock	4,330,917	4,610,171	4,610,171	4,610,171	4,610,171
Adjustment of equity evaluation	-13,498	-2,409	-2,253	-2,421	-5,642
Accrued losses	-5,708,743	-7,172,954	-6,627,299	-8,971,348	-13,939,161
Total Equity	-1.391.324	-2,565,192	-2,019,381	-4,363,598	-9,334,632
TOTAL LIABILITIES AND EQUITY	13,040,535	17,489,638	14,487,213	13,902,698	11,038,442

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Amazonas.

Ceres Inteligência Financeira	52

Income Statement

Table 10 - Income Statement History - Eletrobras Distribuição Amazonas 2012 to 2016
	2012	2013	2014	2015	2016
NET OPERATING INCOME	2,070,391	2,711,484	3,610,036	2,620,767	2,669,847
OPERATING COST	(1,921,055)	(2,567,585)	(3,060,129)	(3,072,952)	(2,747,664)
Electric Power Cost	(98,100)	(406,444)	(1,336,890)	(1,685,067)	(1,758,515)
Electric power purchased for resale	(98,100)	(406,444)	(1,336,890)	(1,685,067)	(1,758,515)
Operation Cost	(1,103,753)	(1,172,565)	(1,333,327)	(1,106,433)	(705,403)
Workforce, materials, outsourced services	(442,942)	(473,350)	(448,564)	(417,907)	(384,710)
Depreciation and amortization	(127,978)	(154,218)	(268,555)	(147,705)	(126,855)
Use of water resources	(5,593)	(6,363)	(7,197)	(4,200)	-
Fuel for the production of electric energy	(3,294,316)	(3,751,983)	(4,354,645)	(3,828,978)	(3,476,449)
Expense recovery - CCC	3,124,593	3,611,563	4,165,564	3,798,015	3,513,758
Other	(357,517)	(398,214)	(419,930)	(505,658)	(231,147)
Construction cost	(719,202)	(988,576)	(389,912)	(281,452)	(283,746)
GROSS PROFIT	149,336	143,899	549,907	(452,185)	(77,817)
OPERATING EXPENSES	(575,549)	(850,283)	320,676	(439,947)	(2,743,365)
ELECTRIC POWER SERVICE PROFIT	(426,213)	(706,384)	870,583	(892,132)	(2,821,182)
Financial income	(638,140)	(658,113)	(1,218,442)	(1,210,594)	(1,957,351)
Result Before Equity Holdings	(1,064,353)	(1,364,497)	(347,859)	(2,102,726)	(4,778,533)
Equity Holdings	-	-	5,125	(241,322)	(189,281)
PROFIT (LOSS) FOR THE YEAR	(1,064,353)	(1,364,497)	(342,734)	(2,344,048)	(4,967,814)

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Amazonas.

Ceres Inteligência Financeira	53

Financial Indicators

Table 11 - Financial Indicators 2012 to 2016
	2012	2013	2014	2015	2016
Gross Margin = LB9/ROL[10]	60.5%	48.6%	52.2%	25.0%	23.5%
Margin EBITDA = EBITDA11/ROL	13.4%	11.0%	22.7%	-11.6%	1.8%
Net Margin = LL12/ROL	-51.4%	-50.3%	-9.5%	-89.4%	-186.1%
Indebtedness Ratio = DL13/PT14	4.9%	6.3%	14.5%	9.1%	17.4%
Indebtedness Composition = CP15/(CP+LP16)	64.7%	71.0%	20.6%	31.0%	30.7%
Return on invested capital (ROIC) = LL/AF17	-49.8%	-44.9%	-11.3%	-120.8%	-233.4%
Return on assets (ROA) = LL/AT18	-8.2%	-7.8%	-2.4%	-16.9%	-45.0%

Source: Ceres Inteligência Financeira

Operating and financial indicators were calculated for the company. We may see a material reduction in Margin EBITDA from 2012 to 2016, which demonstrates cost inefficiency. Net Profit caused negative margins and returns in the other years analyzed.

9 Gross Profit

10 Net Operating Income

11 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

12 Net Profit

13 Net Debt

14 Total Liabilities

15 Short-term debt

16 Long-term debt

17 Financial Assets

18 Total Assets

Ceres Inteligência Financeira

54

CERES
INTELIGÊNCIA FINANCEIRA

Figure 2 - Gross Margin and EBITDA Margin 2012 to 2016

70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
60.5%
48.6%
52.2%
25.0%
23.5%
13.4%
11.0%
22.7%
-11.6%
1.8%
2012
2013
2014
2015
2016
Gross Margin = LB/ROL
EBITDA Margin = EBITDA/ROL

Source: Ceres Inteligência Financeira

Figure 3 – Indebtedness Index and Historical Composition 2012 to 2016

80%
70%
60%
50%
40%
30%
20%
10%
0%
64.7%
71.0%
20.6%
31.0%
30.7%
4.9%
6.3%
9.1%
17.4%
2012
2013
2014
2015
2016
Indebtedness Index – DL/PT
Indebtedness Composition – CP/(CP+LP)

Source: Ceres Inteligência Financeira

Indebtedness shows to be growing on an average along all analyzed years and the proportions of short-term financing remained stable in the last two years.

Macroeconomic Forecasts

For macroeconomic forecasts, the indexes and the amounts presented in the table below were used.

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Table 10 - Summary of Macroeconomic Indexes

	2017	2018	2019	2020	2025	2030	2048
IPCA	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%
IGP-M	4.78%	4.74%	4.64%	4.56%	4.47%	4.47%	4.47%
TJLP	7.35%	7.10%	6.85%	6.60%	6.00%	6.00%	6.00%
CDI	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%
SELIC	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%
FINEL	0.94%	0.93%	0.91%	0.90%	0.88%	0.88%	0.88%
Libor 6M	1.43%	1.43%	1.43%	1.43%	1.43%	1.43%	1.43%
Delta R$/US$ (annual mean)	-8.33%	6.27%	2.06%	2.02%	2.27%	2.27%	2.27%
BIRD	5.66%	5.66%	5.66%	5.66%	5.66%	5.66%	5.66%

Source: Ceres Inteligência Financeira, based on Bacen (Focus – Market Expectations), Bradesco LP and Global Rates Forecast.

The IPCA, IGP-M and SELIC indicators are equivalent to the annual mean of the Focus forecast – Market expectation system, with reference on 03/03/2017 from 2017 to 2021. The amount in 2021 was used as a constant for the other years. The CDI forecast was handled as equivalent to the amounts obtained for the SELIC forecast.

Delta R$/US$ (annual mean) used the annual mean forecast on 03/03/2017 of Focus – Market expectation system to calculate the annual variance of the American dollar forecasted until 2021. For the years afterwards, the amount found in the variance between 2021 and 2020 is used as a constant.

For TJLP, the forecast for 7 years was obtained by means long-term forecasts by Bradesco, as accessed on 04/12/2017. As of 2024, the amount from 2023 is kept constant. For the Libor 6M rate, a constant was adopted for all forecast years and the amount was taken from the Global Rates site and represents the mean of the Libor USD – 6-month rate in March.

FINEL interest: For the FINEL interest curve applicable to the distributors´ financing lines, where the credit has been originated from the Eletrobras Financing Fund (FINEL), was calculated from the historical amounts of the interests achieved in these contracts, and the interest variation curve in these cases is equal to 20% of the IGP-M index variation. Thus, the FINEL interest forecast was obtained by applying the proportion of 20% on the forecasted variation of IGP-M, according to the market expectations indicated by Banco Central do Brasil.

World Bank Interest (BIRD Cost): the interest curve was determined according to the methodology indicated in the contracts signed between the distributors and the World Bank. The calculation formula is shown below.

$$Rate\ (p.a.) = \left[\frac{(1 + IBRDcost)}{(1 + inf_{USA})} - 1\right] * \%F_C + \left\{\left[\frac{(1 + IBRDcost)}{(1 + inf_{USA})} * \left(\frac{E_f}{E_0}\right)^2 * \frac{(1 + inf_{USA})}{(1 + inf_{BR})}\right] - 1\right\} * \%F_D$$

Where:

- $IBRDcost$ was treated as equivalent to Libor 6M plus spread of 0.6%;

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Demand Forecasting

Demand Forecasting per Class

The consumption of electric power in Brazil may be divided into eight different classes, which are: Residential, Commercial, Industrial, Rural, Government, Public Lighting, Public Service, and Own Consumption. In order to understand the possible heterogeneities among the groups, the Residential, Commercial, Industrial, and Rural sectors were analyzed in separate. Government, Public Lighting, Public Service, and Own Consumption were all grouped in a single class entitled 'Other'. This decision was based on the similar consumption behavior between them and to reduce the effect of volatility incurred in low-consumption classes.

Distributor's History

To project the demand for power of the next 30 years, ending in February/2048, it is necessary the historical analysis that demonstrates the evolution of energy consumption and its distributions among the classes. The Table 10 demonstrates the evolution of power consumption by all sectors from 2007 to 2016. Emphasis on the rural sector, which showed average growth of 13.22% p.a. The residential, Commercial and Other sectors also presented robust expansion. The only sector to introduce reduced power consumption was the Industrial sector, with -1.29% p.a. It is also important to note the composition of energy consumption, i.e., how the total consumption of energy is distributed among the classes. Analyzing Figure 3 - Comparison of the Composition of Energy Consumption, it can be highlighted that in 2007 the residential sector was responsible for 26.47% of total consumption against 32.49% in 2016; for the industrial sector one has in 2007 38.06% against 28.86% in 2016, commercial 17.99% in 2007 and 21.16% in 2016, rural 0.45% in 2007 and 1.35% in 2016 and others that went from 17.02% in 2007 and ended 2016 with 16.19%

Figure 4 – Consumption History per Class

Consumption History per Class
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
RESIDENTIAL...
INDUSTRIAL...
COMMERCIAL...
RURAL Consumption
OTHER Consumption
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

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Source: Ceres Inteligência Financeira

Table 12 – Geometric Mean of 2007-2016 Consumptions

Period	RESIDENTIAL Consumption Δ% p.a.	INDUSTRIAL Consumption Δ% p.a	COMMERCIAL Consumption Δ% p.a.	RURAL Consumption Δ% p.a.	OTHER Consumption Δ% p.a.	TOTAL Consumption Δ% p.a.
2007 - 2016	7.92%	-1.29%	6.44%	13.22%	2.97%	3.91%

Source: Ceres Inteligência Financeira

Figure 5 – Power Consumption Composition Comparison

Energy Consumption Composition 2007
RESIDENTIAL Consumption
INDUSTRIAL Consumption
COMMERCIAL Consumption
RURAL Consumption
OTHER Consumption
26%
38%
18%
17%
Energy Consumption Composition 2016
RESIDENTIAL Consumption
INDUSTRIAL Consumption
COMMERCIAL Consumption
RURAL Consumption
OTHER Consumption
37%
24%
22%
16%

Source: Ceres Inteligência Financeira

Regression Analysis and Results

As mentioned in the section above, five models were performed to project the demand for power, with one model to each one of the classes, which are Residential, Commercial, Industrial, Rural, and Other. The methodologies and results will be subject to individual analyses. The behavior of the overall power consumption for the next thirty years.

Residential

A linear model of regression estimated by MQO[19] was adopted to project the demand by the residential class. The dependent variable in the model is the variation of residential power consumption per capita[20]. A trend line and Brazil's annual GDP were used as explicative variables. The power con-

[19] Least Squares: Linear regression model that estimates the straight line, minimizing the squared difference between the estimated and the observed value;
[20] The demographic data have been obtained from IBGE;

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sumption per capita was used, for this variable indirectly incorporates the population variation, eliminating the addition of another explicative variable in the model. The trend line defined as $lt = \log(t)$, t ranges from (1,T) where T is the sample size, aims at eliminating the non-stationarity of the set. The GDP variable was introduced to capture the elasticity of power consumption based on income. The model was estimated without intercept. The definition of the model is presented below:

$$\log\left(\frac{cp(t+1)}{cp(t)}\right) = \boldsymbol{\alpha} lt(t+1) + \boldsymbol{\beta} gdp(t+1)$$

p= population
c= Residential power consumption
cp= Consumption Per Capita
lt= Trend Line
gdp= GDP Brazil

In which α and β are the coefficients of the model.

Coefficient	Value
α	0.00837
β	0.13822

With the forecasted coefficients, the Forecast GDP[21] and the Forecast population[22] were used to estimate the demand for power until 2048. It was necessary to implement an exponential smoothing in the model so that the sequence of variations of residential consumption did not diverge. The adopted premise assumed that when achieving a consumption target per capita, in the case of consumption per capita in the State of São Paulo (895.59 MWh), the model could reduce the trend line by 4%[23], i.e. lt(t+1)=lt(t)*96%. The results will be analyzed in conjunction in the final topic of this section.

Industrial

A model was designed to estimate rural power consumption through GNP (Industrial)[24] and an exponential smoothing λ=96%. It was necessary to implement an exponential smoothing in the model so that the sequence of variations of rural consumption did not diverge. For such, it was assumed that λ is effective as of 2022. The GNP coefficient was estimated and α= 1.33. The Model was then defined:

$$i.c(t+1) = (1 + \lambda * a * pib(t+1)) * i.c(t)$$

i.c=industrial consumption

[21] Bacen Expectations;
[22] IBGE Population Forecast;
[23] Percentage compatible with the values used in the market;
[24] Bacen Expectations;

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Commercial

A SARIMA time series model was estimated to project the Commercial power consumption. The chosen model minimized the AIC criterion[25]. The model will be presented here, and the results in the final topic.

```
Series: amazonas
ARIMA(1,1,1)(0,0,1)[12] with drift

Coefficients:
         ar1      ma1    sma1     drift
      0.7021  -0.9145  0.3397  370.9899
s.e.  0.1141   0.0752  0.0773  141.1055

sigma^2 estimated as 15122871:  log likelihood=-1383.75
AIC=2777.49   AICc=2777.93   BIC=2792.3
```

Rural

An ARIMA time series model was estimated to project the Rural power consumption. The chosen model minimized the AIC criterion. The model will be presented here, and the results in the final topic.

```
Series: amazonas
ARIMA(1,1,1) with drift

Coefficients:
         ar1      ma1    drift
      0.1910  -0.8200  39.0174
s.e.  0.1047   0.0577  10.6552

sigma^2 estimated as 314584:  log likelihood=-1106.92
AIC=2221.84   AICc=2222.12   BIC=2233.69
```

Other

The model created to project the Other class of power consumption was based on the premise that there is a relationship of linear dependence between this class and the Residential consumption class The model may be defined as follows:

$$o.c(t) = a(t) * r.c(t)$$

o.c= Other Consumption
r.c= Residential Consumption
Wherein α (t) is the proportion that Other represents of the residential consumption in time t.

[25] Akaike Information Criterion;

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For such, it was necessary to estimate an auxiliary model capable of defining the parameters α to each time t. An equation was created with parameters (μ) = 95.52%, based on the history of these proportions, and a target β values was also defined to soften α (t). This value was based on the proportion found in the State of São Paulo in 2015 between Other and Residential, case in which β=30%. Another parameter, λ=4.6145, was defined with the linear optimization to maximize the correlation between the proportion set forth in time. The model was defined as presented below:

$$a(t+1) = a(t) * (u\text{^}(\lambda * \max(a(t+1) - \beta, 0)))$$

The values α were Forecast for time t as a whole, replacing them in the aforementioned equation and using the residential consumption forecasting already made, to obtain the forecasting for the class entitled Other.

Total

This section presents the Forecast graphs of the overall power consumption, in addition to a general chart of the growth per class.

Figure 6 - Total Power Consumption Composition in 2047

14%
2%
45%
19%
20%
Residential Consumption
Commercial Consumption
Industrial Consumption
Rural Consumption
Other Consumption

Source: Ceres Inteligência Financeira

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Figure 7 – Power Consumption Forecasting

16,000,000.00
14,000,000.00
12,000,000.00
10,000,000.00
8,000,000.00
6,000,000.00
4,000,000.00
2,000,000.00
Consumption in MWh
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0,50%
0,0%
Variation in %
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
Years
Total Annual Consumption
Total Variation % p.a.

Source: Ceres Inteligência Financeira

Table 13 – Geometric Mean of Consumptions 2017-2047

Period	RESIDENTIAL Consumption Δ% p.a.	INDUSTRIAL Consumption Δ% p.a.	COMMERCIAL Consumption Δ% p.a.	RURAL Consumption Δ% p.a.	Consumption OTHER Δ% p.a.	TOTAL Consumption Δ% p.a.
2017 - 2047	3.74%	2.75%	2.20%	3.72%	2.68%	3.05%

Source: Ceres Inteligência Financeira

Consumption Units Forecasting

A model was used based on two parameters, p.uc = (Population[26]/Residential Consumption Units[27]) and μ = average growth of Residential Consumption Units in the past 6 years. A target λ value of index p.uc=2.87 (Proxy found for São Paulo in 2015) was introduced in the model.

$$\lambda = p.uc(2016) / \frac{(1+\mu)^\wedge n}{\prod Cresc.Popi}$$

With this function, it is possible to define the year in which the convergence will occur to the target value. Until moment n, the Consumption units are Forecast by rate μ. A level 2 softening will occur after this convergence. The same Forecast growth of residential Consumption Units was extrapolated to the other classes. The results representing the explained model are presented below:

[26] Source: IBGE;
[27] Source: Company's data base;

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Figure 8 – Consumption Units Forecasting

UC's Forecasting
2,500,000.00
2,000,000.00
1,500,000.00
1,000,000.00
500,000.00
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31
Consumption Units
Variation % p.a

Source: Ceres Inteligência Financeira

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Demand Forecasting per Voltage level

The Demand Forecasting per Voltage Level used the historical average of low voltage in the past 5 years of the Company[28]. This metric was based on the idea, already presented in the demand forecasting section, of the stability of the power consumption composition between the classes. The low voltage consumption was defined and the residual percentage was divided between the medium voltage and the high voltage, in accordance with the SPARTA report. The percentages established for 2017-2047 are:

Voltage Level Percentages
32%
51%
17%
LV
HV
MV

Source: Ceres Inteligência Financeira

[28] Source: Data obtained with the distributor.

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Network Extension (Km)

Common Analyses to Distributors

The network extension project was based on the history of extension of low, medium, and high voltage networks between years 2001 and 201629. The network extension set forth by the Decennial Plans and PDDs of distributors was added to such history, of which the forecasted network extension was extracted for years 2017 to 2021 for low and medium voltages, 2017 and 2018 for the “Luz Para To-dos Program” (Light for All) and high voltage for years 2017 to 2026.

Its history of expansion after the Decennial Plans and PDDs takes into account both the historical and Forecast investments to each distributor.

Three groups have been segregated: (i) low and medium voltage, (ii) high voltage, and (iii) “Luz Para Todos Program”. This division was necessary to determine the fundamental differences existing in each group.

The forecasting of group (i) Low and Medium Voltage is set to begin in 2022. A proxy (average of investment/average of growth) of dependency was created between the degree of investment and the network expansion. With the degree of investment Forecast by Ceres, it was possible to estimate from 2022 the network mileage values.

The same methodology applied to the Low and Medium Voltages was applied to the High Voltage segment. The Decennial Plan already projects the expansion of the network mileage for years 2017-2026. For years 2027-2048, a causal relation was applied between the investment and the network expansion. The investments Forecast for the high voltage Market served as an input to obtain the network expansion of that class.

Regarding “Luz Para Todos Program” (PLPT), the data used refer to the Decennial Plans and, therefore, based on the current condition of the legislation that determines the end of the program in 2018, no forecast was made for the coming years.

29 The extension of the network built under Luz Para Todos Program in included in the 2001-2006 history, in low and medium voltage

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Specific Analyses of Distributor

The network forecasting per voltage level for Amazonas Energia is presented below.

Table 14 – Network Forecasting per Voltage Level 1 of 3
Voltage
	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
(Km)
LV/MV	29,389	29,952	30,577	30,887	31,110	31,540	31,970	32,400	32,830	33,260	33,690
HV	3,342	3,700	3,999	4,379	4,379	4,385	4,484	4,570	4,619	4,910	5,016
PLPT	2,820	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579
Total	35,551	40,232	41,155	41,845	42,068	42,504	43,033	43,549	44,029	44,750	45,286
Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Table 15 - Network Forecasting per Voltage Level 2 of 3
Voltage
	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
(Km)
LV/MV	34,121	34,551	34,981	35,411	35,841	36,271	36,701	37,132	37,562	37,992	38,422
HV	5,123	5,229	5,335	5,442	5,548	5,654	5,760	5,867	5,973	6,079	6,186
PLPT	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579
Total	45,823	46,359	46,896	47,432	47,968	48,505	49,041	49,578	50,114	50,650	51,187
Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Table 16 - Network Forecasting per Voltage Level 3 of 3
Voltage
	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
(Km)
LV/MV	38,852	39,282	39,712	40,142	40,573	41,003	41,433	41,863	42,293	42,723
HV	6,292	6,398	6,504	6,611	6,717	6,823	6,930	7,036	7,142	7,248
PLPT	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579	6,579
Total	51,723	52,260	52,796	53,333	53,869	54,405	54,942	55,478	56,015	56,551
		Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

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Investment Forecasting

Deployment and Renewal

The Amazonas 2017 Distribution Development Plan (PDD 2017), the 2017 Decennial Plan, the 2017 Plan on the Provisional Electric Power Distribution Services (Provisional Plan), the information of the Due Diligence of service B, in its “Product 7 – Amazonas’ Technical-Operational Report”, annex II, in addition to indications of Amazonas’ technical team, obtained in the meetings organized by CERES, were used to define Amazonas’ investment needs.

Investments were subdivided into High Voltage Expansion, Medium Voltage/Low Voltage Expansion, Improvement, Renewal (Maintenance), Luz para Todos, and Infrastructure and Support. From 2017 to 2022, the values obtained in the Due Diligence of service B, in its “Product 7 – Amazonas’ Technical-Operational Report”, annex II, were considered as a whole and added to the expenses with Renewal (Maintenance) in 2017, of the Provisional Plan.

Only 10% of the expenses with Luz para Todos Program were considered for years 2017 and 2018, since the other 90% were subsidized with CDE resources and have been allocated as Special Obligations. In addition, approximately R$ 57.4 million in 2019 and R$ 172.4 million in 2020, of the investments with High Voltage Expansion were also considered as Special Obligations, since they are subrogated.

As of 2023, investments with High Voltage Expansion, Medium Voltage/Low Voltage Expansion, and Renewal (Maintenance) continued being forecasted according to the premises described below.

High Voltage Expansion: The values informed in the 2017 PDD were fully considered until 2026. For the remaining years of forecasting, the investment estimated is equal to the average of expenses among the years 2022 and 2026.

Medium Voltage/Low Voltage Expansion: As of 2023, the amount is equivalent to the average of amounts expended between 2018 and 2021, and was considered as fixed until the end of the forecasting.

Improvement: It has been defined that, as of 2023, the amount is equivalent to that of 2022, without variations, once it already represents the minimum among the years 2018 to 2022, and there is a continuous character for such line.

Renewal (Maintenance): As of 2023, expenses with maintenance will be equivalent to the asset depreciation value. The reference of depreciation of ANEEL’s Normative Resolution no. 674/2015 for the current assets was used to define this value, in addition to the depreciation of new investments of the company, calculated based on the average depreciation of the assets of the Equity Control Report.

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Table 17 – Deployment and Renewal
R$ million	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
High Voltage Expansion	35	167	357¹	358²	18	283	10	28	57	55	87
Medium Voltage/Low Voltage Expansion	6	154	125	160	107	137	137	137	137	137	137
Improvement	60	50	224	64	90	40	40	40	40	40	40
Renewal (Maintenance)	144	4	4	4	5	17	-	-	-	-	-
Luz para Todos²	22	73	-	-	-	-	-	-	-	-	-
Infrastructure and support	25	1	-	-	-	-	-	-	-	-	-
Total	293	449	711	587	220	476	187	205	234

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Amazonas and by the Due Diligence of service B, in its “Product 7 – Amazonas’ Technical-Operational Report”, in annex II.
1- The 2019 Investment with High Voltage Expansion was adjusted in R$ 57.4 million (subrogation)
2- The 2020 Investment with High Voltage Expansion was adjusted in R$ 172.4 million (subrogation)
3- The 2017 Investment with Luz para Todos was adjusted in R$ 202.9 million, and that of 2018 in R$ 661.5 million (CDE subsides)

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Replacement

In addition to the investments with Deployment and Renewal defined as of the 2017 PDD, of information supplied by Amazonas’ technical team and the Due Diligence of service B, in its “Product 7 –Amazonas’ Technical-Operational Report”, in annex II, other analyses have been carried out to define the investments with maintenance and investments with the replacement of assets both partially and fully depreciated.

Using the 2015 Equity Control Report, it was possible to classify assets as Buildings, Civil Works and Improvements, Machinery and Equipment, Furniture and Appliances, Easements, Software, Real Properties, and Vehicles. In addition, the Market Value in Use (VMU) was identified, as well as depreciation and the New Replacement Value (VNR), of each asset of Amazonas. The relationship between the VMU and the VNR creates the indicator that represents the non-depreciated percentage of each asset.

Due to its large representativeness in the assets of the company, group Machinery and Equipment had a more detailed classification, allowing for the individual analysis of each item. This degree of detail may be found in the annexes to this report.

Both the VMU and VNR of the most recent rate adjustment of private distributors - CEMAR, Energisa Sergipe and Energisa Paraíba – was determined, with a reference rate of 59.26%. Therefore, each item of the Equity Control Report has a target percentage of VMU/VNR that must be achieved by 2022, from the 2017 to 2022 investments.

Table 18 – Private Reference
		Energisa	Energisa
R$ million	CEMAR			Accumulated
		Paraíba	Sergipe
Rate Adjustment Year	2013	2013	2013
New Replacement Value	5,440	1,894	1,246	8,579
Market Value in Use	3,307	1,082	695	5,084
% VMU/VNR	60.79%	57.11%	55.82%	59.26%

Source: Ceres Inteligência Financeira, based on data from Aneel.

The depreciation of each item was applied to the basis of the Equity Control Report, based on ANEEL’s Normative Resolution no. 674/2015, both for the 2016 assets and for new investments forecasted until 2022. Forecasted investments with deployment and renewal from 2017 to 2022 were also considered. The treatment above and money adjustments formed the assets of Amazonas in 2022, which has been considered as the reference to define the need to invest in replacement. Since the new basis exceeded the new reference value, with VMU/VNR equal to 61.4%, no investment is necessary to replace assets in 2022.

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Table 19 – VMU/VNR Ratio in 2022
				Addi-	Addi-
	VMU	VNR	VMU/VN			VMU	VNR	VMU/VNR
R$ million				tions	tions
	2016	2016	R 2016			2022	2022	2022
				VMU	VNR
Buildings, Civil Works and Improvements	34.7	114.7	30.3%	68.0	127.8	102.7	242.6	42.4%

Machinery and Equipment	1,176.3	2,222.1	52.9%	2,506.6	3,715.0	3.683	5,937.1	62.0%
Furniture and Appliances	9.9	17.7	56.0%	17.5	30.9	27.4	48.6	56.3%
Easements	29.8	29.8	100.0%	84.3	84.3	114.1	114.1	100.0%
Software	14.3	55.3	25.9%	8.0	55.6	22.3	110.8	20.1%
Real Property	20.1	20.1	100.0%	56.8	56.8	76.8	76.8	100.0%
Vehicles	4.6	23.1	20.0%	4.3	19.9	8.9	43.0	20.7%
Total General	1,289.8	2,482.7	52.0%	2,745.5	4,090.3	4,035.2	6,573.0	61.4%

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Amazonas.

Maintenance

The values equivalent to the Renewal considered in the Due Diligence of service B, in its “Product 7 -Amazonas’ Technical-Operational Report”, in annex II, were used for the period among 2017 to 2022. From 2023, the maintenance will be composed by values related to the former asset base and the maintenance of new investments forecasted to the company.

The maintenance of the former base of assets is equivalent to the depreciation value of each item, as per ANEEL’s Normative Resolution no. 674/2015. For the maintenance of the new investments, the reference of 59.26% out of 4.58% (average depreciation of the assets values of the Equity Control Report) was used in the calculation, thus allowing the assets of the company to remain depreciated at the reference level obtained from private companies used as a reference.

Maintenance values were considered as a whole from 2017 to 2022. For the other years, until 2046, the maintenance value was accumulated and executed two and one year before each rate review. The distribution of the investment in these two years obeyed the proportion of investments made by the reference companies, for the period prior to the equivalent rate review.

The accounting of expenditures with maintenance occurs until 2047. Since the concession ends in 2048, there is no need to make long term investments, between 2044 and 2048, at the same levels of the preceding years. Therefore, the final investment in maintenance corresponds to the values accumulated in 2043 and 2044.

Table 20 – Distribution of Investment with Maintenance prior to Rate Review
Reference
	2 years	1 year	Years considered
Companies
CEMAR	45%	55%	2006 and 2007
COELCE	42%	58%	2004 and 2005
COELBA	45%	55%	2005 and 2006

Ceres Inteligência Financeira	71

CELPE	65%	35%	2006 and 2007
Average	**49%**	**51%**	

Table 21 – Maintenance

R$ million (Dec/2016)	2017	2018	2019	2020	2021	2022	2026	2027	2031	2032	2036	2037	2041	2042	2046	2047
Renewal (Maintenance)	144	4	4	4	5	17	510	544	627	669	766	817	925	987	420	448

Ceres Inteligência Financeira 72

PMSO Estimate

Common Analyses to Distributors

PMSO Forecasting Method

The analysis of Personnel, Material, Third-party Services, and Other Expenses (PMSO, of the Portu-guese “Pessoal, Material, Serviços de terceiros e Outras despesas”) may be divided into two parts: characterization of the analytical bases and the effective forecasting of such bases according to the types of expenses observed in such accounts

The First Part, known as the Characterization of Analytical Accounts, underwent 5 Phases:

Phase 1 – Grouping of analytical accounts;

Phase 2 – Analysis of the account nature as fixed and variable;

Phase 3 – Identification of atypical values30;

Phase 4 – Evaluation of the best correlation to variable accounts;

Phase 5 – Identification of regulatory accounts (considered as recurring by ANEEL and compensated thereby).

Phase 1 begins with the monetary adjustment of the analytical accounts evaluated. These accounts are included in the sampling period between January 2012 and December 2016, and were adjusted for the base date of December 2016 for it is the most current of the period.

After such first monetary adjustment, the accounts of expenses were grouped in each PMSO group, in accordance with the similarity of type of expense and respective taxable events.

Phase 2 consists of the analysis of the fixed and variable accounts. The PMSO groups were evaluated considering as fixed account the account whose participation in the expenditure in the past 3 periods 31 was within the lower and upper limits of the expense grouping sample, where:

Upper limit fix/var = 60%*(1-((standard sample deviation)/(sample minimum)) and

Lower limit fix/var = 60%*(1-(standard sample deviation)/(sample maximum)).

30 Values with behavior different from the usual of the account, either too high or too low in relation to the average, values at non-recurring levels
31 To accounts completely fixed in value, each 1 out of 5 years of the period would represent 20% of the total expenditure. Thus, the last 3 years would represent 60% of the value in the 5 years evaluated

Ceres Inteligência Financeira	73

Initially, accounts above or below such limits are considered variable. Then, an evaluation is carried out in relation to the nature of the expense (if having characteristics of fixed or variable) and the degree of variation in the recent period32.

Fixed accounts, when Forecast, are calculated as the average of expenses in the sampling period, excepting outliers.

Variable accounts, when Forecast, are transformed into indicators and range according to the forecasts33 of Consumption Units and Consumed MWh, also excluding atypical values.

Phase 3 evaluates which periods in a sample may consist of atypical values and, therefore, unlikely to occur in the Forecast scenario. A period entry is considered as an outlier when its value is beyond the established limits of normality of the sample, where:

Upper limit out = (sample average) + (standard sample deviation);

Lower limit out = (sample average) - (standard sample deviation).

After such initial characterization, the nature of the expense and the levels verified in the past 3 years are evaluated in order to identity structural breaches to the expense level to define if the prior samples must be kept or eliminated in the evaluation.

Phase 4 evaluates what are the most correlated variables with the PMSO account groups. More correlated groups are used as an indicator to estimate the account value. The two variables with the greatest correlation with the PMSO accounts were Network Extension (Km)34 and Consumption in MWh.

The formation of the indicator in the PMSO group expenses considered as variable occur as shown below:

(Σ Regular Expense Values35)/(Σ Regular Parameter Values)36.

Finally, Phase 5 consists of the classification of the accounts composing the groups of each PMSO block, pursuant to the characterization defined by ANEEL for regulatory PMSO. Thus, each account composing the analytical PMSO has a classification as Effective PMSO (total), Regulatory PMSO and PMSO Other (effective PMSO – regulatory PMSO).

32 Expenses with low variation would tend to be fixed

33 More detail on the forecasting of Consumption Units and Consumption in MWh are provided in the chapter of Demand and Consumption Forecasting 34 Includes the extension of low, medium, and high voltage network 35 Excluding those atypical 36 The parameters considered are consumption units and consumption in MWh for the same period of time of the expense, excluding periods considered as atypical by the company

Ceres Inteligência Financeira	74

The Second Part includes the Forecasting of the Effective and Regulatory PMSO Groups, and may be divided into four Phases:

Phase 1 – Expense Forecasting for 2017;

Phase 2 – Operating Costs Variation Rate;

Phase 3 – Identification and Treatment of Accounts with Behavior Linked to Improvements of the Distributor;

Phase 4 – Concession Period Forecasting – 2018 to 2047.

Phase 1, Expense Forecasting for 2017, will consider a variation of the expense based on the history of the company, observing the fixed and variable natures of the expenses composing the PMSO.

Fixed and variable expenses are calculated as detailed in the First Part, Phase 2, in accordance with the provisions of this chapter. Variable expenses are transformed into indicators having as denominator the parameter of best correlation that has been analyzed, based on R$/Parameter, multiplied by the forecasting37 of Network Extension (Km) or MWh Extension.

Phase 2, Operating Costs Variation Rate and Target, is subdivided into three steps:

1 – Definition of the Operating Cost Benchmarks;

2 – Definition of Variation Rate and Target between 2018 and 2022;

3 – Definition of Variation Rate and Target between 2023 and 2027.

Step 1 of definition of Operating Cost Benchmarks initially took into account the groups determined by ANEEL, which have been adjusted per region. For the distributors of the Northern region, the benchmarks that have been considered consisted of the following private distributors: Celpa and Celtins. These were grouped with Ceron, Eletrobrás Roraima, EletroAcre and Amazonas Energia.

For the Northeastern region, the following were considered: Celpe, Cemar, Coelce, Energisa Paraíba and Energisa Sergipe, Coelba and Cosern; these were grouped with Cepisa and Ceal.

37 Detailed in the chapter on Consumption and Demand Forecasting

Ceres Inteligência Financeira	75

In Step 2 of Definition of the Variation Rate between 2018 and 2022, ANEEL’s DEA data base of calculation of efficient costs was used for the 4CRTP. The PMSO expense of each company with the extension of the network is parameterized.

Based on these indicators, it is possible to calculate the average of the group of each distributor according to the region. Distributors whose initial indicator is greater than that verified by the group average shall have their cost adjusted in terms of indicator in the next rate adjustment, in 2023.

Distributors whose initial indicator is below that verified in the group average shall have as their target the indicator level between 2023 and 2027 lower than the group average.

Step 3 of Definition of the Variation Rate between 2023 and 2027 consists of the calculation of the average indicator of the private benchmarks of the groups. For the Northeastern region, the private distributors considered were: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe. For the Northern region, the private distributors were: Celpa and Celtins.

When achieving the R$/Consumption unit indicator of the cycle target, distributors stabilize the operating cost indicators parameterized by consumption unit.

Phase 3 of Identification and Treatment of Accounts with Behavior Linked to Improvements of the Distributor consists of the identification of considered accounts that influence the effective PMSO cost, but that range in accordance with the operating improvements of the distributor38. Each company had a set of adjustments treated in their specific section.

Phase 4 consists of the estimate of the PMSO expense levels of distributors during the period of concession. With the targets between 2018 and 2022 and from 2023 to 2027, distributors will achieve the operating cost benchmarks by the end of 2027. From that year, the indicator of R$ PMSO/Consumption Unit is stabilized, and the absolute PMSO value ranges in effective terms by means of the variation of consumption units.

Efficient Costs Interval

The upper and lower limits of the efficiency interval39 calculated to each distributor were estimated.

The values considered to these forecasts were based on those found in “Annex I – Efficiency Intervals” of submodule 2.2 V2 of PRORET. These limits have the trend of being aligned with their respec-

38 Examples: ANEEL fines are reduced according to the curve of improvement of quality indicators

39 Greater detail on the PRORET methodology about this subject may be found in chapter “Methodology”, Item PRORET (Rate Level), Sub-item “Operating Costs”, Topic “Efficient Cost Interval”, or PRORET submodule 2.2 V2

Ceres Inteligência Financeira	76

tive benchmarks in two occasions during the concession; the first ending in 2022 and the second ending in 2027.

The first occasion calculates the simple average of each one of these limits to distributors according to their regional groups, consisting of:

Northeast: Ceal, Cepisa, Celpe, Cemar, Coelba, Coelce, Cosern, Energisa Paraíba, and Energisa Sergipe;

North: Amazonas Energia, Eletrobras Roraima, Ceron, EletroAcre, Celpa, and Celtins.

Distributors with upper or lower limit at level worse than that of the group average achieve the group average by 2022.

At the second occasion, the average of private distributors of these regional groups is calculated, consisting of:

Northeast Private Benchmark: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe;

North Private Benchmark: Celpa, Celtins.

It should be noted that since Technical Note 149/2017-SRM/SGT/SRD/SFF/ANEEL defines the operating costs in force from 2017 to 2023, the efficient costs intervals defined in this section will only have an impact to the rate after the Rate Review of 2023.

Ceres Inteligência Financeira	77

Specific Analyses of Distributor History

The annexes contain tables that show the groups of the accounts related to the PMSO of each distributor. Similar accounts were initially grouped in terms of type of expense. After this exercise, the groups were allocated inside the PMSO accounts. The names and codes of accounts are described according to the original names and codes of the financial statements provided by the distributor. The values are adjusted as per the December/2016 Base Date.

Ceres Inteligência Financeira	78

Forecasting

According to the methodologies of groups and calculations already detailed, the results of the forecasting of expenses with PMSO - Personnel (P), Material (M), Services (S), and Other (O):

Table 22 – Personnel Expenses Forecasting 1 of 3
Personnel Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Added bonus	16,169	16,870	17,617	18,385	19,177	19,989	20,834	21,715	22,634	23,591	24,589
Cost Aid	3,202	3,341	3,489	3,641	3,798	3,958	4,126	4,300	4,482	4,672	4,869
Medical Care, Occupational Health, and
	13,498	14,083	14,707	15,348	16,009	16,687	17,392	18,128	18,895	19,694	20,527
Examinations
Daycare, School, Exceptional, Academy,
	3,969	4,413	4,535	4,629	4,670	4,731	4,766	4,800	4,830	4,885	4,920
Funeral Aid
Capacitation and Training	3,588	4,062	4,174	4,261	4,298	4,354	4,387	4,419	4,446	4,497	4,529
Disease Aid Complement	15,315	17,013	17,483	17,846	18,002	18,237	18,375	18,506	18,620	18,834	18,968
Vacation/Provision/Gratification/Money
	47,908	49,982	52,196	54,472	56,820	59,223	61,728	64,339	67,061	69,898	72,854
Bonus/13th Salary
Job Title Bonus	8,601	8,973	9,371	9,779	10,201	10,632	11,082	11,551	12,039	12,548	13,079
Overtime	6,271	6,542	6,832	7,130	7,438	7,752	8,080	8,422	8,778	9,149	9,536
Labor Damages	0	0	0	0	0	0	0	1	1	1	1
INSS, FGTS and their Provisions	50,084	52,252	54,567	56,946	59,401	61,913	64,532	67,262	70,107	73,073	76,164
Others	719	849	907	963	1,009	1,063	1,122	1,183	1,247	1,321	1,393
Other Expenses and Aids	(19,314)	(17,891)	(18,288)	(18,672)	(19,042)	(19,396)	(20,932)	(22,581)	(24,352)	(26,251)	(28,289)
Other Expenses and provisions for
	5,840	6,093	6,363	6,640	6,926	7,219	7,525	7,843	8,175	8,521	8,881
personnel
Profit Share (PLR)	7,548	11,928	12,257	12,511	12,621	12,786	12,883	12,974	13,054	13,204	13,298
PDV	-	-	-	-	-	-	-	-	-	-	-
Private Retirement Plan	5,186	5,443	5,594	5,710	5,760	5,835	5,879	5,921	5,958	6,026	6,069
Salary / Remunerations / Fees / Annual
	59,821	46,195	50,388	54,292	57,925	61,293	54,265	47,292	40,425	42,103	43,847
Bonus
Transfers	240	271	278	284	287	290	292	295	296	300	302
Meal Voucher	19,791	20,648	21,563	22,503	23,473	24,466	25,501	26,580	27,704	28,876	30,097
Total	248,437	251,067	264,032	276,668	288,772	301,032	301,838	302,949	304,399	314,941	325,636

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	79

Table 23 - Personnel Expenses Forecasting 2 of 3
Personnel Group	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Added bonus	25,629	26,713	27,843	29,021	30,249	31,528	32,862	34,252	35,701	37,211	38,785
Cost Aid	5,075	5,290	5,514	5,747	5,990	6,243	6,507	6,783	7,070	7,369	7,680
Medical Care, Occupational
Health, and Examinations	21,396	22,301	23,244	24,227	25,252	26,320	27,433	28,594	29,803	31,064	32,378
Daycare, School, Exceptional,
Academy, Funeral Aid	4,293	3,745	3,267	2,849	2,485	2,619	2,760	2,908	3,064	3,228	3,400
Capacitation and Training	3,952	3,447	3,007	2,623	2,287	2,411	2,540	2,677	2,820	2,971	3,129
Disease Aid Complement	16,550	14,438	12,595	10,985	9,579	10,096	10,640	11,211	11,812	12,443	13,107
Vaca-
tion/Provision/Gratification/Mon	75,936	79,148	82,496	85,986	89,623	93,414	97,365	101,484	105,777	110,251	114,915
ey Bonus/13th Salary
Job Title Bonus	13,632	14,209	14,810	15,437	16,090	16,770	17,480	18,219	18,990	19,793	20,630
Overtime	9,940	10,360	10,798	11,255	11,731	12,228	12,745	13,284	13,846	14,431	15,042
Labor Damages	1	1	1	1	1	1	1	1	1	1	1
INSS, FGTS and their Provisions	79,385	82,743	86,243	89,891	93,694	97,657	101,788	106,094	110,581	115,259	120,134
Others	1,469	1,550	1,634	1,722	1,816	1,914	2,016	2,125	2,239	2,358	2,484
Other Expenses and Aids	(30,475)	(32,821)	(35,337)	(38,036)	(40,929)	(44,032)	(47,358)	(50,882)	(54,614)	(58,561)	(62,733)
Other Expenses and provisions
for personnel	9,257	9,648	10,056	10,482	10,925	11,387	11,869	12,371	12,894	13,440	14,008
Profit Share (PLR)	11,603	10,123	8,830	7,701	6,716	7,078	7,459	7,860	8,281	8,724	9,189
PDV	-	-	-	-	-	-	-	-	-	-	-
Private Retirement Plan	5,295	4,620	4,030	3,515	3,065	3,230	3,404	3,587	3,779	3,981	4,194
Salary / Remunerations / Fees /
Annual Bonus	45,524	47,294	49,158	51,119	53,178	55,433	57,784	60,235	62,790	65,454	68,230
Transfers	263	230	200	175	152	161	169	178	188	198	209
Meal Voucher	31,370	32,697	34,080	35,522	37,025	38,591	40,223	41,924	43,698	45,546	47,473
Total	330,096	335,736	342,470	350,221	358,927	373,049	387,689	402,904	418,719	435,161	452,255

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	80

Table 24 - Personnel Expenses Forecasting 3 of 3
Personnel Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Added bonus	40,426	42,136	43,918	45,776	47,712	49,730	51,834	54,027	56,312
Cost Aid	8,005	8,344	8,697	9,065	9,448	9,848	10,264	10,698	11,151
Medical Care, Occupational
Health, and Examinations	33,748	35,175	36,663	38,214	39,830	41,515	43,271	45,102	47,010
Daycare, School, Exceptional,
Academy, Funeral Aid	3,581	3,771	3,971	4,181	4,401	4,633	4,877	5,133	5,402
Capacitation and Training	3,296	3,471	3,655	3,848	4,051	4,265	4,489	4,725	4,972
Disease Aid Complement	13,804	14,537	15,308	16,117	16,968	17,862	18,801	19,788	20,824
Vaca-					141,36
tion/Provision/Gratification/M	119,775	124,842	130,123	135,627		147,344	153,576	160,073	166,844
oney Bonus/13th Salary
Job Title Bonus	21,503	22,412	23,360	24,349	25,378	26,452	27,571	28,737	29,953
Overtime	15,678	16,341	17,033	17,753	18,504	19,287	20,103	20,953	21,839
Labor Damages	1	1	1	1	1	2	2	2	2
INSS, FGTS and their Provisions	125,216	130,513	136,033	141,788		154,037	160,552	167,344	174,422
Others	2,616	2,755	2,901	3,055	3,216	3,385	3,563	3,750	3,947
Other Expenses and Aids	(67,138)	(71,787)	(76,688)	(81,853)		(93,010)	(99,024)	(105,343)	(111,977)
Other Expenses and provisions
for personnel	14,601	15,218	15,862	16,533	17,232	17,961	18,721	19,513	20,338
Profit Share (PLR)	9,678	10,192	10,732	11,300	11,896	12,523	13,181	13,873	14,600
PDV	-	-	-	-	-	-	-	-	-
Private Retirement Plan	4,417	4,651	4,898	5,157	5,429	5,715	6,016	6,331	6,663
Salary / Remunerations / Fees
/ Annual Bonus	71,124	74,141	77,286	80,564	83,981	87,543	91,256	95,127	99,162
Transfers	220	231	244	257	270	284	299	315	331
Meal Voucher	49,481	51,574	53,756	56,029	58,400	60,870	63,445	66,128	68,926
Total	470,032	488,520	507,752	527,760	548,579	570,246	592,798	616,275	640,720

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	81

Table 25 - Material Expenses Forecasting 1 of 3
Material Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
(-) CREDIT COFINS	-	(420)	(432)	(441)	(445)	(450)	(454)	(457)	(460)	(465)	(468)
(-) CREDIT PASEP	-	(91)	(94)	(96)	(97)	(98)	(99)	(99)	(100)	(101)	(102)
SUBSCRIPTION OF NEWSPAPERS,
MAGAZINES AND BOOKS	7	5	5	5	5	5	5	5	5	5	5
FUELS AND LUBRICANTS	23	24	25	26	28	29	30	31	33	34	35
EVENTS	19	20	21	22	23	24	25	26	27	28	29
OFFICE ROUTINE AND SUPPORT	12	38	39	40	41	41	45	48	52	56	60
CLEANING AND MAINTENANCE
OF REAL-ESTATE AND FACILITIES	331	362	370	378	385	392	423	457	493	531	572
Maintenance of Network,
Transmission Line, and Substation	5,456	6,503	6,682	6,821	6,881	6,970	7,023	7,073	7,117	7,199	7,250
MAINTENANCE AND CONSUMPTION
IN DATA PROCESSING	31	33	34	36	37	39	41	42	44	46	48
MAINTENANCE AND REPAIR OF VEHICLES	2	8	8	8	8	9	9	10	11	12	13
MAINTENANCE, MANUF. OR ACQUIS.
OF TOOLS AND EQUIP.SERV.	521	865	889	907	915	927	934	941	947	957	964
MATERIAL – PRO-RATA COST
REMAINING	2,379	2,786	2,863	2,922	2,948	2,987	3,009	3,031	3,049	3,084	3,106
Other	1	39	40	41	41	42	42	43	43	43	44
Total	8,782	10,171	10,451	10,670	10,771	10,916	11,034	11,150	11,260	11,429	11,557

		Source: Ceres Inteligência Financeira

Table 26 - Material Expenses Forecasting 2 of 3
Material Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
(-) CREDIT COFINS	(409)	(357)	(311)	(271)	(237)	(249)	(263)	(277)	(292)	(307)	(324)

(-) CREDIT PASEP	(89)	(77)	(68)	(59)	(51)	(54)	(57)	(60)	(63)	(67)	(70)
SUBSCRIPTION OF NEWSPAPERS,
	4	4	3	3	3	3	3	3	3	3	4
MAGAZINES AND BOOKS
FUELS AND LUBRICANTS	37	38	40	42	44	45	47	49	51	54	56

EVENTS	31	32	33	35	36	38	39	41	42	44	46

OFFICE ROUTINE AND SUPPORT	65	70	75	81	87	94	101	109	117	125	134
CLEANING AND MAINTENANCE
	616	664	715	769	828	891	958	1,029	1,105	1,184	1,269
OF REAL-ESTATE AND FACILITIES
Maintenance of Network,
	6,326	5,519	4,814	4,198	3,661	3,859	4,067	4,285	4,515	4,756	5,010
Transmission Line, and Substation
MAINTENANCE AND CONSUMPTION
	50	52	54	56	59	61	64	67	70	72	76
IN DATA PROCESSING
MAINTENANCE AND REPAIR OF
	13	15	16	17	18	19	21	22	24	26	28
VEHICLES
MAINTENANCE, MANUF. OR AC-
QUIS.	841	734	640	558	487	513	541	570	600	633	666
OF TOOLS AND EQUIP.SERV.
MATERIAL – PRO-RATA COST
	2,710	2,365	2,063	1,799	1,569	1,653	1,742	1,836	1,934	2,038	2,146
REMAINING
Other	38	33	29	25	22	23	24	26	27	29	30

Total	10,235	9,091	8,104	7,254	6,526	6,896	7,288	7,700	8,133	8,590	9,070

	Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	82

Table 27 – Material Expenses Forecasting 3 of 3
Material Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
(-) CREDIT COFINS	(341)	(359)	(378)	(398)	(419)	(441)	(464)	(489)	(514)
(-) CREDIT PASEP	(74)	(78)	(82)	(86)	(91)	(96)	(101)	(106)	(112)
SUBSCRIPTION OF NEWSPAPERS,
	4	4	4	4	5	5	5	5	6
MAGAZINES AND BOOKS
FUELS AND LUBRICANTS	58	61	63	66	69	72	75	78	81
EVENTS	48	50	52	54	57	59	62	64	67
OFFICE ROUTINE AND SUPPORT	143	153	164	175	186	199	211	225	239
CLEANING AND MAINTENANCE
	1,358	1,452	1,551	1,656	1,766	1,881	2,003	2,131	2,265
OF REAL-ESTATE AND FACILITIES
Maintenance of Network,
	5,276	5,556	5,851	6,160	6,485	6,827	7,186	7,563	7,959
Transmission Line, and Substation
MAINTENANCE AND CONSUMPTION
	79	82	86	89	93	97	101	105	110
IN DATA PROCESSING
MAINTENANCE AND REPAIR OF VEHICLES	30	32	34	36	39	41	44	47	50
MAINTENANCE, MANUF. OR ACQUIS.
	702	739	778	819	863	908	956	1,006	1,059
OF TOOLS AND EQUIP.SERV.
MATERIAL – PRO-RATA COST
	2,261	2,381	2,507	2,639	2,779	2,925	3,079	3,241	3,410
REMAINING
(-) CREDIT COFINS	32	33	35	37	39	41	43	46	48
Total	9,575	10,106	10,665	11,252	11,869	12,518	13,199	13,915	14,667

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	83

Table 28 - Service Expenses Forecasting 1 of 3
Service Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Water / Sewage / Electricity	351	366	382	399	416	434	452	471	491	512	534
Support and Infrastructure	30,293	29,293	29,943	30,571	31,177	31,757	34,272	36,972	39,871	42,981	46,317
Consumer-oriented Campaigns	57,847	60,352	63,025	65,773	68,608	71,510	74,535	77,688	80,974	84,399	87,970
Communications (Telephone,
	12,581	15,411	15,837	16,165	16,307	16,520	16,645	16,764	16,867	17,061	17,182
Internet, IT, Mail Services)
Consulting and Audits	8,808	9,189	9,596	10,014	10,446	10,888	11,348	11,829	12,329	12,850	13,394
Expenses with Traveling and
	2,772	2,892	3,020	3,152	3,288	3,427	3,572	3,723	3,880	4,045	4,216
Training
Taxes	-	(8,080)	(8,304)	(8,476)	(8,550)	(8,662)	(8,727)	(8,790)	(8,844)	(8,945)	(9,009)
Logistics	4,692	7,586	7,796	7,957	8,027	8,132	8,194	8,252	8,303	8,398	8,458
Maintenance of Distribution
Net ("RD")	70,633	73,154	74,776	76,345	77,858	79,307	85,587	92,330	99,568	107,335	115,667
Other	2,276	2,374	2,480	2,588	2,699	2,813	2,932	3,057	3,186	3,321	3,461
Advertising and Publicity	2,198	2,766	2,828	2,887	2,944	2,999	3,237	3,492	3,765	4,059	4,374
Administrative and IT
	28,640	32,072	32,784	33,472	34,135	34,770	37,524	40,480	43,653	47,058	50,711
Support Services
Total	221,091	227,377	234,164	240,849	247,355	253,896	269,571	286,268	304,043	323,073	343,275

			Source: Ceres Inteligência Financeira

Table 29 - Service Expenses Forecasting 2 of 3
Service Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Water / Sewage / Electricity	556	580	604	630	656	684	713	743	775	807	842
Support and Infrastructure	49,897	53,737	57,857	62,275	67,013	72,092	77,538	83,309	89,418	95,881	102,711
Consumer-oriented Campaigns	91,691	95,569	99,612	103,825	108,217	112,795	117,566	122,539	127,722	133,125	138,756
Communications (Telephone,
	14,992	13,079	11,409	9,950	8,677	9,146	9,638	10,155	10,699	11,271	11,873
Internet, IT, Mail Services)
Consulting and Audits	13,961	14,551	15,167	15,808	16,477	17,174	17,900	18,657	19,447	20,269	21,127
Expenses with Traveling and
	4,394	4,580	4,774	4,976	5,186	5,405	5,634	5,872	6,121	6,380	6,649
Training
Taxes	(7,861)	(6,858)	(5,982)	(5,217)	(4,550)	(4,795)	(5,053)	(5,325)	(5,610)	(5,910)	(6,225)
Logistics	7,380	6,438	5,616	4,898	4,271	4,502	4,744	4,999	5,267	5,548	5,844
Maintenance of Distribution
Net ("RD")	124,607	134,198	144,486	155,519	167,350	180,035	193,635	208,046	223,303	239,441	256,499
Other	3,607	3,760	3,919	4,085	4,258	4,438	4,625	4,821	5,025	5,238	5,459
Advertising and Publicity	4,712	5,075	5,464	5,881	6,328	6,808	7,322	7,867	8,444	9,055	9,700
Administrative and IT
	54,631	58,836	63,346	68,183	73,370	78,932	84,894	91,212	97,901	104,977	112,455
Support Services
Total	362,567	383,545	406,271	430,813	457,255	487,216	519,157	552,897	588,512	626,083	665,690

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	84

Table 30 - Service Expenses Forecasting 3 of 3
Service Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Water / Sewage / Electricity	877	914	953	993	1,035	1,079	1,125	1,172	1,222
Support and Infrastructure	109,924	117,535	125,561	134,016	142,918	152,284	162,131	172,476	183,338
Consumer-oriented Campaigns	144,626	150,743	157,120	163,766	170,693	177,914	185,439	193,283	201,459
Communications (Telephone, Internet, IT, Mail Services)	12,505	13,169	13,867	14,600	15,371	16,180	17,031	17,925	18,864
Consulting and Audits	22,020	22,952	23,923	24,934	25,989	27,089	28,234	29,429	30,674
Expenses with Traveling and
	6,931	7,224	7,529	7,848	8,180	8,526	8,887	9,263	9,654
Training
Taxes	(6,556)	(6,905)	(7,271)	(7,655)	(8,059)	(8,484)	(8,930)	(9,398)	(9,891)
Logistics	6,155	6,482	6,826	7,187	7,566	7,965	8,384	8,823	9,286
Maintenance of Distribution
Net ("RD")	274,512	293,519	313,561	334,676	356,907	380,296	404,886	430,722	457,849
Other	5,690	5,931	6,182	6,443	6,716	7,000	7,296	7,604	7,926
Advertising and Publicity	10.381	11.100	11.857	12.656	13.497	14.381	15.311	16.288	17.314
Administrative and IT
	120.353	128.686	137.473	146.730	156.477	166.731	177.512	188.839	200.732
Support Services
Total	707,417	751,351	797,580	846,195	897,290	950,961	1,007,306	1,066,426	1,128,427

	Source: Ceres Inteligência Financeira

Table 31 - Other Expenses Forecasting 1 of 3
Other Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Rentals / Leasing / Leases /
	4,040	4,215	4,402	4,594	4,792	4,995	5,206	5,426	5,656	5,895	6,144
Monthly Fees and Similar
Own Power Consumption	6,318	6,592	6,884	7,184	7,494	7,811	8,141	8,485	8,844	9,218	9,608
Court Expenses / Compensations / Pro-
	41,677	40,473	39,494	38,491	37,361	36,391	35,415	34,514	33,672	33,009	32,329
cedural Costs
Donations / Contributions/
	368	384	401	419	437	455	475	495	516	538	560
Subventions
Interns / Minor Apprentices /
	532	564	579	591	597	604	609	613	617	624	629
Assigned Employees
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Provisions/ Reversals/ Renewals/
	3,907	4,076	4,257	4,442	4,634	4,830	5,034	5,247	5,469	5,700	5,942
Administrative Expenses/ Advertising
Insurance	1,335	1,392	1,454	1,517	1,583	1,650	1,719	1,792	1,868	1,947	2,029
Training / Other Daily Fees/
Travel/ Accommodation/ Medical Ex-	633	660	689	719	750	782	815	850	886	923	962
penses
Levies/ Fees/ Taxes/ Fares	12,989	14,851	15,328	15,741	16,028	16,370	16,658	16,951	17,241	17,604	17,926
Total	71,800	73,208	73,488	73,699	73,675	73,888	74,073	74,374	74,769	75,459	76,130

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	85

Table 32 - Other Expenses Forecasting 2 of 3
Other Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Rentals / Leasing / Leases /
	6,404	6,675	6,958	7,252	7,559	7,878	8,212	8,559	8,921	9,298	9,692
Monthly Fees and Similar
Own Power Consumption	10,015	10,438	10,880	11,340	11,820	12,320	12,841	13,384	13,950	14,541	15,156
Court Expenses / Compensations /
	29,181	26,396	23,933	21,755	19,830	19,858	19,957	20,125	20,362	20,666	21,039
Procedural Costs
Donations / Contributions/
	584	609	634	661	689	718	749	781	814	848	884
Subventions
Interns / Minor Apprentices /
	548	478	417	364	317	335	353	372	391	412	434
Assigned Employees
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Provisions/ Reversals/ Renewals/
	6,193	6,455	6,728	7,012	7,309	7,618	7,940	8,276	8,626	8,991	9,372
Administrative Expenses/ Advertising
Insurance	2,115	2,205	2,298	2,395	2,497	2,602	2,712	2,827	2,947	3,071	3,201
Training / Other Daily Fees/
Travel/ Accommodation/ Medical	1,003	1,045	1,089	1,136	1,184	1,234	1,286	1,340	1,397	1,456	1,518
Expenses
Levies/ Fees/ Taxes/ Fares	16,629	15,537	14,628	13,879	13,273	13,905	14,568	15,261	15,988	16,748	17,544
Total	72,672	69,839	67,566	65,795	64,477	66,468	68,617	70,925	73,395	76,032	78,839

Source: Ceres Inteligência Financeira

Table 33 - Other Expenses Forecasting 3 of 3
Other Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Rentals / Leasing / Leases /
	10,102	10,529	10,974	11,439	11,922	12,427	12,952	13,500	14,071
Monthly Fees and Similar
Own Power Consumption	15,797	16,465	17,161	17,887	18,644	19,433	20,254	21,111	22,004
Court Expenses / Compensations /
	21,479	21,987	22,562	23,206	23,920	24,704	25,559	26,487	27,489
Procedural Costs
Donations / Contributions/
	921	960	1,001	1,043	1,087	1,133	1,181	1,231	1,283
Subventions
Interns / Minor Apprentices /
	457	482	507	534	562	592	623	656	690
Assigned Employees
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-
Provisions/ Reversals/ Renewals/
	9,768	10,181	10,612	11,061	11,529	12,016	12,525	13,054	13,607
Administrative Expenses/ Advertising
Insurance	3,336	3,478	3,625	3,778	3,938	4,104	4,278	4,459	4,648
Training / Other Daily Fees/
Travel/ Accommodation/ Medical Ex-	1,582	1,649	1,718	1,791	1,867	1,946	2,028	2,114	2,203
penses
Levies/ Fees/ Taxes/ Fares	18,378	19,250	20,164	21,120	22,121	23,169	24,267	25,415	26,618
Total Other	81,820	84,980	88,325	91,860	95,590	99,524	103,667	108,028	112,613

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	86

	Table 34 – PMSO Expense (R$ ‘000) and Network Extension (Km) of Evaluated Distributors and Bench-
	mark
				Total
	Company		Total		PMSO	Personnel			Other
Year		Distributor		Network			Material/Km Services/Km
	Type		PMSO		/Km	/Km			/Km
				(Km)
2013	Evaluated	EletroAcre	106,816	18,410	5,802	3,320	55	2,308	120
2013	Evaluated	Amazonas Energia	346,761	43,984	7,884	3,558	174	3,708	445
2013	Evaluated	Ceron	249,123	53,315	4,673	2,088	120	2,104	361
2013	Evaluated	Boa Vista	85,667	3,467	24,706	18,906	390	4,851	559
2013	Private	Celpa	687,146	116,757	5,885	1,176	135	2,669	1,906
2013	Private	Celtins	177,792	83,766	2,122	751	138	1,052	181
2012	Evaluated	EletroAcre	76,190	18,010	4,230	2,357	72	1,649	151
2012	Evaluated	Amazonas Energia	384,610	42,270	9,099	4,121	242	4,404	331
2012	Evaluated	Ceron	240,541	51,181	4,700	2,104	139	2,132	325
2012	Evaluated	Boa Vista	79,721	3,101	25,705	19,174	456	5,389	686
2012	Private	Celpa	579,802	109,907	5,275	1,571	140	2,963	602
2012	Private	Celtins	164,168	82,049	2,001	693	97	978	233
2011	Evaluated	EletroAcre	84,853	17,780	4,772	2,251	94	2,330	97
2011	Evaluated	Amazonas Energia	395,512	39,421	10,033	4,224	273	4,740	796
2011	Evaluated	Ceron	229,485	45,451	5,049	2,391	137	2,282	238
2011	Evaluated	Boa Vista	81,293	2,888	28,146	21,133	568	5,855	590
2011	Private	Celpa	469,014	107,048	4,381	1,218	164	2,602	397
2011	Private	Celtins	135,252	75,336	1,795	640	69	888	198
2010	Evaluated	EletroAcre	73,334	16,814	4,361	2,077	54	2,142	88
2010	Evaluated	Amazonas Energia	365,947	35,618	10,274	4,716	352	5,073	133
2010	Evaluated	Ceron	210,271	38,236	5,499	2,639	148	2,431	281
2010	Evaluated	Boa Vista	77,370	2,660	29,091	22,737	638	4,648	1,067
2010	Private	Celpa	458,401	99,354	4,614	998	156	2,946	513
2010	Private	Celtins	145,785	66,962	2,177	781	103	1,087	206
2009	Evaluated	EletroAcre	70,861	15,202	4,661	2,256	97	2,218	90
2009	Evaluated	Amazonas Energia	257,978	15,412	16,739	6,850	672	8,065	1,151
2009	Evaluated	Ceron	193,307	35,480	5,448	2,408	200	2,589	252
2009	Evaluated	Boa Vista	75,543	2,764	27,329	19,712	730	5,903	983
2009	Private	Celpa	504,850	91,289	5,530	1,411	205	3,286	629
2009	Private	Celtins	146,626	63,352	2,314	675	160	1,242	237
2008	Evaluated	EletroAcre	47,692	9,326	5,114	2,037	161	2,785	130
2008	Evaluated	Amazonas Energia	236,187	13,977	16,898	8,205	950	6,786	956
2008	Evaluated	Ceron	180,255	34,435	5,235	2,177	166	2,508	383
2008	Evaluated	Boa Vista	76,383	2,668	28,628	21,137	696	6,350	445
2008	Private	Celpa	400,760	81,748	4,902	1,403	266	2,782	452
2008	Private	Celtins	154,854	58,889	2,630	858	152	1,457	162
Source: ANEEL (DEA model data base for Efficient Costs)

Ceres Inteligência Financeira	87

CERES INTELIGÊNCIA FINANCEIRA

Efficiency Intervals

Table 35 – Estimated Upper and Lower Efficiency Limits – Amazonas Energia

Efficiency Limit	2017	2019	2022	2027	2032	2037	2042	2047
Upper	34%	45%	58%	79%	79%	79%	79%	79%
Lower	29%	40%	53%	74%	74%	74%	74%	74%

Source: ANEEL, Ceres Inteligência Financeira

Table 36 – Efficiency Limits of Evaluated and Private Distributors[40]

Region Group	Name	Company Type	Lower limit (θinf)	Center	Upper limit (θsup)
North	Eletrobras Roraima	Evaluated	22.00%	23.00%	24.00%
North	Amazonas Energia	Evaluated	29.00%	31.00%	34.00%
North	Ceron	Evaluated	47.00%	51.00%	54.00%
North	EletroAcre	Evaluated	49.00%	52.00%	55.00%
North	Celpa	Private	52.00%	56.00%	58.00%
North	Celtins	Private	96.00%	100.00%	100.00%

Source: ANEEL, Ceres Inteligência Financeira

Table 37 – Average of Reference Limits for the Evaluated Distributor Limits Forecasting

Region Group	Name	Lower limit (θinf)	Center	Upper limit (θsup)
North	Group Average	49.17%	52.17%	54.17%
North	Benchmark Average	74.00%	78.00%	79.00%

Source: ANEEL, Ceres Inteligência Financeira

[40] PRORET Submodule 2.2 V2.0

Ceres Inteligência Financeira 88

Voluntary Dismissal Plan (“PDV”)

Common Analyses to Distributors

The adjustment of personnel involves the decision between terminating the labor agreement with the collaborator versus offering him/her a voluntary dismissal against financial compensation. The values of each option are evaluated by the employee and by the company, and each will choose what is best when making the decision.

The evaluation begins with the definition of the public eligible to the PDV, considering only collaborators with at least 20 years41 of effective labor link with the company. This public represents approximately one-third42 of the total personnel of the evaluated distributors.

Labor link with the company means employees in the following categories43:

· Employees in full-time positions;

· Assigned employees44;

· Employees under license or with labor agreement suspended;

· Officer45.

In this sense, the following employees are not included in the base containing employees eligible to the PDV:

· Employees requested from other agencies and branches46;

· Employees without link with the government;

· Board members;

· Young apprentice;

· Interns.

The payroll independent of enrollment on December 31, 2016, was evaluated to each distributor. Such evaluation resulted a termination value that is compared to the value if the employee applies to the PDV.

41 PID – Eletrobras Companies Dismissal Stimulation Plan – Commission of Mines and Energy – Chamber of Deputies –07/02/2013
42 PID Eletrobras calculated 36.4% of total eligible personnel
43 The categories are those presented in the due diligence of Human Resources performed by Service B, in “Product 8: Report on Distributor’s Human Resources Evaluation” of each distributor
44 According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the conceding institution in such case)
45 Applicable only to officers with more than 20 years of career in the distributor and part of the effective personnel, not including officers required by other government agencies and branches or without link to the government, among others
46 According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the receiving institution in such case)

Ceres Inteligência Financeira	89

The PDV expense is entered as a nonrecurring item that occurs in two occasions, in its phase 1 on June 1, 2018, and in its phase 2 on June 2, 2019. Employees who leave the company reduce the PMSO personnel account. Such reduction may occur in two ways, either by means of reduction of the work position without the addition of a new employee and/or replacement with a new employee with a more competitive cost, which will return to the PMSO Personnel account.

The termination value is calculated based on the sum of the following accounts: base salary, additions47, overtime, prior notice, FGTS fine, vacation, and 13th salary, in which:

· 13th salary has the same value of the Dec/2016 base salary;

· Additions and overtime refer to values received by the employees in December 2016;

· Prior notice is the sum of the monthly base salary, extraordinary compensation for length of work48;

· FGTS is calculated with the multiplication of the monthly salary by 8%, by the number of months that the individual worked at the company until the base date of December 31, 2016. The fine of FGTS represent 50% of this value;

· Vacation has total value per employee of half plus 1+(1/3) of a base salary related to Decem-ber 2016. This value is divided by half because at this point of the period, half of the individuals have already used their vacation benefit.

The PDV is calculated as approximately 18 times the sum of the Base Salary, Additions, and Overtime of the collaborators in December 2016. This choice represents the value with which approximately one-third49 of individuals eligible to the PDV see it as financially interesting when compared to the involuntary dismissal.

Considering such eligible collaborators, those in two specific situations join the Plan:

1 – Individuals whose PDV is equal to or higher than the involuntary contractual termination value;

2 – Individuals whose PDV is greater than twice the sum of the base salary, additions, and overtime is greater than or equal to the termination value.

The individuals in situation 1 join and receive the PDV originally offered, the individuals in situation 2 joint and receive the PDV plus two times the sum of the base salary, additions, and overtime.

47 Premium for hazardous, dangerous and hardship

48 At every one year, 3 days of bonus are received as compensation, up to a maximum of 60 days or two months of compensation. Added to the prior notice compensated with maximum of 30 days, the total of receipts may totalize 90 days

49 PID – Eletrobras Dismissal Benefit Plan – Commission of Mines and Energy – Chamber of Deputies – 07/02/2013. Eletrobras estimated that the number of dismissals would represent 47% of the public eligible to its 2013 PID

Ceres Inteligência Financeira	90

Distributor’s Specific Analyses

Table 38 – Payroll Realized Dec /16 (in R$ ‘000)
	Base			13th	Vacation +
Employees		Addition	FGTS Fine
	Salary			Salary	1/3
Ineligible	4,114	8,053	19,875	1,028	2,742
Eligible who have not joined	2,748	8,245	42,463	687	1,832
Eligible Joining 1st year	529	1,588	5,454	132	353
Eligible Joining 2nd year	564	1,693	6,796	141	376
Total	7,956	19,579	74,587	1,989	5,304

Source: Distributor’s bases, Eletrobras, Ministry of Labor, ANEEL, Ceres Inteligência Financeira

Table 39 - 2018-2019 Voluntary Dismissal Plan (PDV) Forecasting
						% PDV
	# Em-	% Em-	R$ Ter-	R$ PDV Pro-	R$ PDV Final
Employees						Final Ex-
	ployees	ployees	mination	posal	Expense
						pense
Ineligible	1,067	53%	35,813	65,820	-	0%
Eligible who have not joined	455	26%	55,975	43,971	-	0%
Eligible Joining 1st year	171	10%	8,057	8,470	8,470	45%
Eligible Joining 2nd year	183	11%	9,571	9,031	10,160	55%
Total	1,876	100%	109,415	127,292	18,630	100%

Source: Distributor’s bases, Eletrobras, Ministry of Labor, ANEEL, Ceres Inteligência Financeira

The base of employees used considers the base of the due diligence of human resources in its “Product 8: Human Resources Evaluation Report from Distributor Amazonas Energia (Parts I and II)”.

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CERES INTELIGÊNCIA FINANCEIRA

Offsetting for the Transgression of the Continuity Limits

Common Analyses to Distributors

ANEEL establishes limits for the continuity indicators. When surpassing these limits, a distributor shall financially offset the consumer. The compensation is automatic and shall be paid within up to 2 months after the month of calculation of the indicator (month of interruption)[50].

Four individual continuity indicators are evaluated:

- Individual interruption duration per consumption unit (DIC): Interval of time, in the period of determination, that the electric power distribution was discontinued in each consumption unit or point of connection;
- Individual interruption frequency per consumption unit (FIC): Number of interruptions occurred in the period of determination, in each consumption unit or point of connection;
- Maximum duration of continuous interruption per consumption unit or point of connection (DMIC): Maximum period of continuous interruption of electric power, in each consumption unit or point of connection;
- Individual interruption duration occurred on critical day per consumption unit or point of connection (DICRI): Corresponding to the duration of each interruption occurred on a critical day, to each consumption unit or point of connection.

Such continuity of supply is evaluated by ANEEL by means of subdivisions of the distributors, known as Electrical Sets. Each set[51] is associated with limits to the indicators. The limits of the DIC and FIC indicators are defined for monthly, quarterly, and annual periods. The DMIC indicator limit is defined for monthly periods. The DICRI indicator limit is defined to each interruption on critical day[52].

The forecasting of these indicators may be divided into three parts: estimate on the amount of fines for 2017, history of adjustment of fines in terms of unit cost, and high level of unit cost.

The estimate of the amount of compensations for 2017 was made based on the Offsetting Indicators Base of ANEEL and of the SAMP consumption units, owned by ANEEL, for years 2014 to 2016.

After obtaining the data, the following indicator was created to each distributor, in separate: $\frac{R\$\ Offsetting\ 2014-2016}{\#\ Consumption\ Units\ 2014-2016}$. This indicator represents to each distributor the sum of total offsetting

[50] ANEEL
[51] The Sets may have differentiated coverage, with sets covering part of a municipalities and sets covering multiple municipalities
[52] Regulation in Module 8 of te PRODIST Distribution Procedures

Ceres Inteligência Financeira 92

1 – Normative Resolution no. 748, dated November 29, 201655, which establishes the terms and conditions for the provision of the public service of electric power by Designated Distributor;

2 – Official Letter no. 113/2017-DR/ANEEL, Brasília, dated May 3, 2017, case: 48510.000502/2017-00, which determines the submittal of a draft of the new model of Agreement for the Concession of Public Service of Electric Power Distribution56.

The treatment given in relation to Document 1, in its Chapter I (Revenue), in its Article 5 established that: “The Designated Distributor will be authorized to assign the resources from offsetting for violation of the limits of quality related to the continuity of the service and the voltage level in permanent regimen as per items 2.13 of section 8.1 and 5.11 of section 8.2 of PRODIST’ Module 8 for investments in the area of concession.”

These offset values are included in entry Obligations Linked to the Electric Power Service (Special Obligations), during the period of designation for the provision of the electric power public service, i.e., between 01/01/17 and 02/28/18.

In relation to Document 2, in its Clause Nineteen (Transitory Provisions), Subclause One, we have: “DISTRIBUTOR may allocate the resources from offsetting for violation of the limits of quality, related to the continuity of the services and the sampling measurements of the voltage level in permanent regime, for the investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement.”

I.e., between 03/01/2018 and 02/28/2023, the distributor may allocate such offsetting to make investments, according to the criteria below:

· Paragraph one: “DISTRIBUTOR must continue calculating the offset values from the date of execution of the agreement, according to the regulation, for the purposes of follow-up and inspection by ANEEL”;

· Paragraph Two: From the second calendar year following the execution of the agreement, in case the calculated values of the offsets are below the values of the calculated offsetting for the previous calendar year, such difference will be considered as a remunerable investment by DISTRIBUTOR upon the rate review, with the remaining value being included in entry Obligations Linked to the Electric Power Public Service (Special Obligations) ”;

· Paragraph Three: “From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the previous calendar year, such difference shall be invested doubled in the concession

55 ANEEL

56 As resolved by ANEEL Management in the 15th Ordinary Public Meeting, held on May 2, 2017

Ceres Inteligência Financeira	94

and included in entry Obligations Linked to the Electric Power Public Service (Special Obligations)”.

In addition, regarding Document 2, the values of offsets accounted in special obligations and remunerable investments by the distributor are distributed in 12 months starting from the comparative calculation of the values as described in Paragraphs Two and Three.

Finally, from 03/01/2023 to the end of the concession, on 02/28/2048, all the offsetting will be included as an expense in the PMSO account.

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CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

The analysis of the history of AmE, compared to its group of benchmarks in the Northern region, shows that the average of the offsetting value per consumption unit (UC) of the evaluated distributor is greater than its comparison peers. For 2017, the considered value of offsetting to AmE was of R$ 11.91 per Consumption Unit, while the average of the benchmark group is of R$11.25 per Consumption Unit.

The history of reduction of the offsets takes into consideration the coverage of the benchmark group levels in 5 years. In this sense, a reduction of 1.12% per year was defined for the offsetting per consumption unit to the evaluated distributor.

Table 40 – Offsetting History of the Evaluated Distributor and its Benchmarks and Forecasting of the Evaluated Distributor

	2014	2015	2016	2017	2014	2015	2016	14-16 Average	2017
	Offsetting value (R$ '000)				R$ Offsetting/Cons. Unit				
Amazonas Energia	12,803	10,849	7,495	11,512	16.51	11.83	8.11	11.91	11.91
Celpa	-	15,009	26,230	-	-	6.67	11.09	6.13	-
Celtins	1,997	-	6,742	-	3.72	-	11.96	5.27	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Table 41 – Offsetting History of the Evaluated Distributor up to the Benchmark Group Average

Evaluated Distributor and Benchmark	R$/Consumption Unit	CAGR 5 years
Amazonas Energia	11.91	-1.12%
Benchmark Group	11.25	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

From the starting point established at R$ 11.91 per Consumption Unit, the annual reduction rate of 1.12% of such indicator shall apply. The table below shows the evolution of such indicator (R$/Consumption Unit), as well as the annual expense values of the distributor (R$ '000) with such offsetting. The estimate is that by 2022 the amount expended with offsetting could be around 14.7 million Brazilian Reais. The increase of the total value of offsetting throughout the following years occurs due to the increase of the consumption units to be served by the distributor.

Table 42 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 1 of 3

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
R$ ('000)	12,803	10,849	7,495	11,512	12,297	13,004	13,641	14,213	14,725	15,356	15,947	16,503
R$/UC Evaluated	16.51	11.83	8.11	11.91	11.77	11.64	11.51	11.38	11.25	11.25	11.25	11.25
R$/UC Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Ceres Inteligência Financeira 96

Table 43– Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 2 of 3

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
R$ ('000)	17,025	17,515	17,976	18,409	18,817	19,200	19,560	19,898	20,215	20,512	20,790
R$/UC Evaluated	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25
R$/UC Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Table 44 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 3 of 3

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
R$ ('000)	21,049	21,291	21,515	21,723	21,915	22,092	22,253	22,400	22,533	22,652	22,729	22,77
R$/UC Evaluated	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25
R$/UC Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Figure 9 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target

18
16
14
12
10
8
6
4
2
-
16.51
11.83
11.77
11.25
8.11
14
16
18
20
22
24
26
28
30
32
34
36
38
40
42
44
46
48
R$/UC Benchmark
R$/UC Evaluated

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Ceres Inteligência Financeira 97

Financing

Summary of the contracts

The information related to financing have been obtained from contracts and internal controls of the distributors. After the extraction of the data, a validation was made directly with the distributor. Financings have three formats, as detailed below:

· Existing loans, held by the company in December 2016 and credit concessions in 2017 until the delivery of this report. Currently, Amazonas Energia has a debt balance on financing of R$ 3,156,986,000.00. The table below shows the financing lines currently in force. Clearance is foreseen for the contract ECF 2903-2010 in 2017 in the amount of R$ 13,129,000.00, divided into the months of January and March.

The currently effective financing lines are shown in the table below:

Table 45 – Financings (1 of 4)

	ECF	ECF	ECF	ECF-	ECF-	ECF-	ECF-	ECF-
Title	2082-	2133-	2571-	2572-	2573-	2642-	2653-	2672-
	2001	2002	2006	2006	2006	2007	2007	2007
Months reserve account	-	-	-	-	-	-	-	-
Reserve Account Debt
	-	-	-	-	-	-	-	-
Balance
Financing Debt Balance	3,336	695	722	134	396	1,785	243	630
Reference Date of Debt
	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Balances
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Number of installments	10	5	7	7	7	7	7	2
Interval between in-
	1	1	1	1	1	1	1	1
stallments (months)
Principal grace period
	-	-	-	-	-	-	-	-
(months)
Last amortization	Sep/17	Apr/17	Jun/17	Jun/17	Jun/17	Jun/17	Jun/17	Jan/17
First payment interest	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Interval between pay-
	1	1	1	1	1	1	1	1
ments (months)
Grace period (months)	-	-	-	-	-	-	-	-
Reference Rate	None	None	None	None	None	None	None	None
Reference rate limiter
	-	-	-	-	-	-	-	-
(% p.a.)
Reference rate multipli-
	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
er (%)
Spread (% p.a.)	0.070	0.070	0.070	0.070	0.070	0.070	0.070	0.070
Readjustment Rate
	None	None	None	None	None	None	None	None
(Incorporated in the SD)

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	98

Table 46 - Financings (2 of 4)

	ECF-	ECF-	ECF-	ECF-	ECF-	ECF-	ECF-	ECF-
Title	2719-	2748-	2770-	2843-	2765-	2814-	2841-	2707-
	2008	2009	2009	2010	2009	2010	2010	2008
Months reserve ac-
	-	-	-	-	-	-	-	-
count
Reserve Account Debt
	-	-	-	-	-	-	-	-
Balance
Financing Debt Bal-
	914	158	325	7,091	29,784	2,330	3,833	10,679
ance
Reference Date of
	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Debt Balances
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Oct/18
Number of install-
	4	4	10	14	17	17	17	17
ments
Interval between in-
	1	1	1	1	1	1	1	1
stallments (months)
Principal grace period
	-	-	-	-	-	-	-	22
(months)

Last amortization	Mar/17	Mar/17	Sep/17	Jan/18	Apr/18	Apr/18	Apr/18	Apr/18

First payment interest	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Interval between
	1	1	1	1	1	1	1	1
payments (months)
Grace period (months)	-	-	-	-	-	-	-	-
Reference Rate	None	None	None	None	None	None	None	None
Reference rate limiter
	-	-	-	-	-	-	-	-
(% p.a.)
Reference rate multi-
	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
plier (%)
Spread (% p.a.)	0.070	0.070	0.070	0.070	0.070	0.070	0.070	0.070
Readjustment Rate
(Incorporated in the	None	None	None	None	None	None	None	None
SD)

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	99

Table 47 - Financings (3 of 4)
	ECF	ECF	ECF	ECF-	ECF-	ECF	ECF-	ECF-
Title	2116-	2267-	2452-	2923-	3016-	2459-	2910-	2864-
	2001	2003	2004	2011	2012	2005	2010	2010
Months reserve account	-	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-	-
Financing Debt Balance	15,281	20,542	1,554	13,563	1,447	20,434	3,580	548
Reference Date of Debt Balances	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Number of installments	18	18	18	28	33	50	55	74
Interval between installments
	1	1	1	1	1	1	1	1
(months)
Principal grace period (months)	-	-	-	-	-	-	-	-
Last amortization	May/18	May/18	May/18	Mar/19	Aug/19	Jan/21	Jun/21	Jan/23
First payment interest	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Interval between payments
	1	1	1	1	1	1	1	1
(months)
Grace period (months)	-	-	-	-	-	-	-	-
Reference Rate	None	None	None	None	SELIC	None	None	None
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Spread (% p.a.)	0.070	0.070	0.070	0.070	0.070	0.070	0.070	0.070
Readjustment Rate (Incorpo-
	None	None	None	None	None	None	None	None
rated in the SD)

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	100

Table 48 - Financings (4 of 4)
	ECR-	ECR-	ECF-	ECF-	ECF-	ECF
							Commercial
Title	284-	289-	2883-	2827-	2903-	3325-
							Lease
	2014	2014	2010	2010	2010	2016
Months reserve account	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-
Financing Debt Balance	393,491	853,459	4,034	8,266	112,731	475,497	1,169,504
Reference Date of Debt Balances	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Table	SAC	SAC	SAC	SAC	SAC	Price	SAC
First amortization	Jan/18	Jan/18	Dec/16	Dec/16	Sep/18	Jan/24	Dec/16
Number of installments	73	73	88	99	97	37	102
Interval between installments
	1	1	1	1	1	1	1
(months)
Principal grace period (months)	13	13	-	-	21	85	-
Last amortization	Jan/24	Jan/24	Mar/24	Feb/25	Sep/26	Jan/27	May/25
First payment interest	Jan/18	Jan/18	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Interval between payments (months)	1	1	1	1	1	1	1
Grace period (months)	13	13	-	-	-	-	-
Reference Rate	CDI	CDI	None	None	BIRD	SELIC	None
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.20	1.20	1.00	1.00	1.00	1.11	1.00
Spread (% p.a.)	0.005	0.005	0.070	0.070	0.005	0.005	-
Readjustment Rate (Incorporated in
	None	None	None	None	IPCA	None	IGP-M
the SD)

Source: Ceres Inteligência Financeira

· Financing linked to the investment budge, beginning in Jan/18, equivalent to 60% of the financeable CapEx (80% of CapEx is financeable). The amortization occurs according to the SAC table, with 12 months of grace period, interest rate of 115% of the CDI and monthly payments (each release occurs in conjunction with the investment schedule).

· Credit releases in 2017 from the RGR fund, as per Directive 388/2016-MME. These releases occur on a monthly basis in 2017, with estimated value of R$ 485 million, with amortization by the Price table, with interest rate of 111%, SELIC, in 36 installments. The credit releases of the RGR fund also follow the premises of the table below. It is worthwhile noting that the conditions of the RGR fund financings will be reviewed, so that the new premises will be adopted from the grant of the new concession, as indicated in NT 149/2017-SRM/SGT/SRD/SFF/ANEEL.

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CERES INTELIGÊNCIA FINANCEIRA

Table 49 - RGR fund financing premises

R$ Million	Amazonas
Regulatory VBP	381
Losses in Generation	(134)
Losses in Distribution	(452)
(1) Expected VPB	**(205)**
PMSO	(1,368)
Adjustments	503
(2) Adjusted PMSO	**(865)**
Adjusted EBITDA = (1) + (2)	**(1,070)**
QRR	**(44)**
Interest	**(297)**
Reference Remuneration (RR)	**(1,380)**
RR after IRT 2016	**(794)**
Monthly Values	
Reference Remuneration (RR)	(115)
RR after IRT 2016	(66)

Source: ANEEL[57]

All releases of the RGR fund to Amazonas were made between January and July 2017, as shown in table below.

Table 50 – RGR Releases

(R$ '000)	Feb/17	Mar/17	Apr/17	May/17	Jun/17	Jul/17
			Realized			
RGR Amazonas Releases	(63,630)	(112,278)	(66,907)	(66,907)	(66,189)	(98,147)
Total						(485,449)

Source: ANEEL

[57] Technical Note no. 415/2016-SCT-SRD-SRM-SRG-SGT-SFF-SFE-ASD/ANEEL. Procedures: 48500.004245/2016-77.

Ceres Inteligência Financeira 102

Net Debt

The net debt balance adopted for the evaluation of Eletrobras Distribuição Amazonas was determined and complemented by the Due Diligence work of service B, as per report “Product 5: Accounting-Equity Due Diligence Report / Amazonas Distribuidora de Energia S/A”. The components of the net debt position indicated by the Accounting-Equity Due Diligence are presented in the table below. The position of the debt is fully discounted from the Enterprise Value of the company for the Valuation calculation.

Table 50 – Net Debt Balance

Net Indebtedness (R$'000)	Dec/15	Dec/16
Cash and cash equivalents	68,251	71,343
Sureties and Securities - TVM	117,123	28,706
Loans - Short-term	(141,777)	(88,542)
Loans - Long-term	(1,185,389)	(1,898,681)
Lease operations - Short-term	(132,972)	(136,662)
Lease operations - Long-term	(1,119,183)	(1,032,842)
Net financial indebtedness	(2,393,947)	(3,056,678)
Taxes and social contributions - Long-term	2,365,377	1,421,805
Collateral and judicial deposits - Long-term	296,285	413,730
Reimbursement right - Long-term	4,350,275	3,573,069
Suppliers -Long-term	(7,648,126)	(8,055,796)
Payable Related Parties - Long-term	-	(158,036)
Post-employment benefit - Long-term	(921)	(2,160)
Provisions for judicial causes	(316,138)	(1,630,713)
Reimbursement obligations - Long-term	(2,150,827)	(1,157,893)
Other liabilities -Long-term	(174,101)	(63,270)
Other debt items	(3,278,176)	(5,659,264)
Net indebtedness reported	(5,672,123)	(8,715,942)
Reclassification between working capital and net indebtedness	(700,998)	(1,242,427)
1 Balances receivable from CCC overdue and in installments	6,643	5,709
2 Overdue suppliers	(1,086,227)	(1,141,024)
3 Reclassification related parties	438,478	40,144
4 Other liabilities - Short-term	(59,892)	(147,256)
Adjustments proposed by "due diligence"	NQ	(658)
5 Cash restricted balance	NQ	(658)
Net indebtedness adjusted	(6,373,122)	(9,959,027)
Source: Accounting-Equity Due Diligence Report (Product 5, pages 18 to 22)

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Contingencies

The balance of contingencies of the valuation includes the values calculated by the Due Diligence works of Accounting-Equity, Environment, Actuarial, Legal, Human Resources, and Technical-Operational, and represent the overdue position for Dec/16. In such valuation, the value of contingencies is deducted directly from the calculated value for the distributor’s Enterprise Value, as a component of the Valuation.

For the values indicated as tax, labor and social security contingencies, only the amounts whose evaluation of risk represented a likely event were considered.

The table below summarizes the amounts indicated as contingencies by the Due Diligence to Eletrobras Distribuição Amazonas and considered in this work.

Table 51 - Due Diligence Contingencies

R$'000
Tax, labor and social security contingencies	(603,104)
Environmental contingencies	(184,495)
Actuarial contingencies	445
Legal contingencies	(373,230)
HR contingencies	-
Technical-operational contingencies	-
Total Contingencies	(1,160,384)
Source: Elaborated based on the indications of the reports of Accounting-Equity, Environmental, Actuarial, Legal,
Human Resources, and Technical-Operational Due Diligence.

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Gas Contracts

The item “Adjustment of Gas Invoicing” relates to the impact calculated for the base date of Dec/16 2016 relative to the estimated difference between what will effectively be invoiced of the contract between Eletrobras Distribuição Amazonas and CIGÁS and the invoicing of this contract as recognized by ANEEL of Jann/2017 until Nov/2030. The onerosity of this contract is due to the unbalance generated by its installments of Ship or Pay and Take or Pay.

The impact of these gas contracts is not being considered in the valuation made in accordance with the assumptions adopted by Service B, which assumes that the Distributor’s sales would be preceded by the devertizalization of Amazonas Geração e Transmissão of Amazonas Distribuição. In this direction, the Take or Pay and Ship or Pay contract would be allocated to Amazonas GT. Therefore, there would not be burden to Amazonas Distribuição, including the installment not contracted of the Natural Gas. Moreover it is also estimated that the supposition that CIGÁS, with the agreement of Petrobras, will validate the obligation as responsibility of Amazonas GT.

The real flow of the difference between the effective value of the installments and the value recognized is presented below.

Table 52 – Difference between effective and recognized installments
R$ (Million)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Ship-or-Pay	438	-	0	148	311	311	311	312	637	963	963	966	963	879
Take-or-Pay	169	-	-	4	11	11	11	11	108	176	176	176	176	161
Total	607	-	0	153	322	322	322	323	745	1,139	1,139	1,142	1,139	1,040

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Amazonas.

Once these assumptions are not confirmed, the total impact foreseen is of - R$ 3,482 billion and valuation then is - R$ 12,002 billion.

Ceres Inteligência Financeira	105

Agreements for the purchase and sale of power

Summary of agreements for the purchase and sale of power

The data contained in the contracts were collected to define the characteristics of the agreements of purchase and sale of power in the Regulated Contracting Environment. Such data were validated with spreadsheets of internal control assigned by the distributor and with the spreadsheet updated in March 2017, of Consolidated Result of Electric Power Auctions per Contract, obtained on the website of the Electric Power Trading Chamber.

After gathering information on the contracts, the SPARTA system, 2016 readjustment, calculated if the power purchase volume was the same found in the contracts and spreadsheets of internal control. From the validation, the necessary volumes were added in order to obtain values and volumes compatible with the SPARTA.

With the data on quantity of power, price, beginning of effectiveness, end of effectiveness, base date of price, month of readjustment, and index rate of the readjustment of each contract, it was possible to group them based on the beginning and end of the contractual effectiveness, and to readjust the prices in order to update them. Thus, the contracts have been synthesized as shown in the table below. Such data were used as the basis for the demand of power to compose Installment A.

Ceres Inteligência Financeira	106

Table 53 - Power Purchase Agreements
						Month
	Weighted	Qty. (MwAv-			Base		Index
Identification			Beginning	End		Read-
	Price	erage)			Date		Rate
						just.
A-3 2012-15 T	313.86	0.72	01/01/2012	12/31/2026	Mar/17	March	IPCA
A-3 2012-30 H	229.88	0.07	01/01/2012	12/31/2041	Mar/17	March	IPCA
A-3 2014-20 OF/ New rule	137.45	39.48	03/01/2014	12/31/2033	Mar/17	March	IPCA
A-3 2014-20 T	145.10	(10.79)	03/01/2014	12/31/2033	Mar/17	March	IPCA
A-3 2014-20 T	145.10	(4.22)	03/01/2014	12/31/2033	Mar/17	March	IPCA
A-3 2014-20 T	145.10	37.95	03/01/2014	12/31/2033	Mar/17	March	IPCA
A-3 2014-20 T	145.10	35.12	03/01/2014	12/31/2033	Mar/17	March	IPCA
A-3 2014-30 H/ New rule	137.33	17.65	03/01/2014	12/31/2043	Mar/17	March	IPCA
A-5 2013-15 T	242.09	32.86	01/01/2013	12/31/2027	Mar/17	March	IPCA
A-5 2015-30 H	152.05	10.69	01/01/2015	12/31/2044	Mar/17	March	IPCA
A-5 2015-30 H	100.15	31.00	01/01/2015	12/31/2044	Mar/17	March	IPCA
A-3 2013-20 OF	205.09	197.21	01/01/2013	12/31/2032	Mar/17	March	IPCA
A-3 2013-30 H	224.58	14.24	01/01/2013	12/31/2032	Mar/17	March	IPCA
Santo Antônio - MCSD	137.30	0.96	01/01/2013	12/31/2032	Mar/17	March	IPCA
Jirau	120.76	51.64	01/01/2013	12/31/2042	Mar/17	March	IPCA
Jirau - MCSD	120.76	1.42	01/01/2013	12/31/2042	Mar/17	March	IPCA
Belo Monte	119.70	83.59	01/01/2015	12/31/2044	Mar/17	March	IPCA
Belo Monte	119.70	6.27	01/01/2015	12/31/2044	Mar/17	March	IPCA
Belo Monte - MCSD	119.70	(52.34)	01/01/2015	12/31/2044	Mar/17	March	IPCA
Breitner Jaraqui	219.88	46.81	05/01/2005	01/05/2025	Mar/17	March	IGP-M
Breitner Tambaqui	219.88	46.81	05/01/2005	01/05/2025	Mar/17	March	IGP-M
Rio Amazonas	219.88	50.71	05/01/2005	01/05/2025	Mar/17	March	IGP-M
Companhia Energética
	219.88	46.81	05/01/2005	01/05/2025	Mar/17	March	IGP-M
Manauara
Geradora de Energia do
	219.88	46.81	05/01/2005	01/05/2025	Mar/17	March	IGP-M
Amazonas S.A.
UHE Balbina	219.88	101.66	05/01/2013	01/03/2027	Mar/17	March	IPCA
UTE Aparecida	219.88	113.35	05/01/2013	01/07/2020	Mar/17	March	IPCA
UTE Mauá Bloco 3	219.88	76.92	05/01/2013	01/07/2020	Mar/17	March	IPCA
Own generation	219.88	105.54	01/31/2017	12/31/2047	Jan/17	January	IPCA
Cota Angra I/Angra II	206.29	21.16	01/31/2017	12/31/2047	Jan/17	January	IPCA
Quotas Law No.
	0.00	0.00	01/31/2017	12/31/2047	Jan/17	January	IPCA
12783/2013
Itaipu (removing the loss-
	0.00	0.00	01/31/2017	12/31/2047	Jan/17	January	IPCA
es)
22nd LEN	205.87	13.54	01/01/2018	12/31/2037	Mar/17	March	IPCA
22nd LEN	226.85	1.59	01/01/2018	12/31/2047	Mar/17	March	IPCA
21st LEN	315.49	100.58	01/01/2020	12/31/2044	Mar/17	March	IPCA
21st LEN	208.08	21.39	01/01/2020	12/31/2049	Mar/17	March	IPCA

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	107

Other Revenues

Analytical History of “Other Revenues”

The history of Other Revenues was elaborated for the past 5 years, based on the trial balance sheets supplied by the distributor. Following that, the relevance and recurrence of Other Revenues were analyzed to define which revenues are recurrent throughout time and may be forecasted for the period of analysis. Among the revenues that have been defined for the scope of the forecast, a study was carried out to verify if there is any relationship between each type of revenue with the operational indicators of the distributor (consumption units and/or consumption). At AmE, it was possible to note that the accessory activities of the company and the collectable services have no relation with the operational indicators.

Table 54 – Definition of Other Revenues
Other Revenues (R$ '000)
Income	Base Date
Own	30,133
Lease and Rent	3,224
Other	26,909
Chargeable services	6,844

Source: Ceres Inteligência Financeira

In the analysis of the trial balance sheets, the accounts were grouped in the large groups of the table above. The groups were made due to changes to the standards of trial balance sheets throughout the years, which in some cases generated different descriptions or codes to different years, but that consisted of the same account. Another important factor for the creation of the groups was the impossibility to classify certain accounts of the sharing percentage groups in accordance with their description, reason why they have been allocated in the large groups based on the definition. The consolidation of Other Revenues in large groups was also important to establish an analysis of the historical evolution of the revenues grouped throughout the years, excluding specific and punctual effects of a single account. The table below presents the accounts in detail and the group division made.

Ceres Inteligência Financeira	108

Table 55 – Details on Other Revenues in the Trial Balance Sheet (in R$ ‘000)
Group	CODE	Description	Avg. Last 3
Own			30,132,907
Lease and rent			3.224.365
	67103120000099	PROFITS ALIENATION ASSETS AND RIGHTS	1,491
	67104120000099	PROFITS ALIENATION ASSETS AND RIGHTS	3,222,875
Other			26,908,542
	61101191100099	MISCELLANEOUS	33,147
	61101191200099	MISCELLANEOUS	90,641
	61101191900099	MISCELLANEOUS	104,107
	61103191100009	MUNICIPAL CITY HALL	0
	61103191100099	MISCELLANEOUS	83,462
	61103191200099	MISCELLANEOUS	9,793,393
	61103191300099	MISCELLANEOUS	0
	61103191900099	MISCELLANEOUS	5,952,048
	61105191100099	MISCELLANEOUS	2,017,557
	61105191300001	CVA - LOW-INCOME SUBSIDY	407,190
	61105191300098	IF - SUBSIDY. CDE FOR BALANCED REDUCTION D	0
	61105191600099	MISCELLANEOUS	3,055,472
	61105191900099	MISCELLANEOUS	0
	67101490000099	OTHER MISCELLANEOUS INCOME	1,805,573
	67103490000099	MIISCELLANEOUS INCOME	2,030,452
	67104190000001	LEFT-OVER IN THE INVESTMENT INVENTORY	355,748
	67104190000094	DONATIONS TO ZERO HUNGER (FOME ZERO)	1,304
	67104190000099	MIISCELLANEOUS INCOME	717,273
	67105490000099	MISCELLANEOUS	461,175
Collectible Services			6.825.487
Collectible Services			6.825.487
	61103191100001	CONSUMERS	990,796
	61103191100009	MUNICIPAL CITY HALL	133,546
	61105191100009	INCOME SERVICES PROVISION - CITY HALL	4,175,681
	61105191100099	MISCELLANEOUS	2,288,196
Total			36,958,394

	Source: Distributor’s trial balance sheet, Ceres Inteligência Financeira

Ceres Inteligência Financeira	109

Other Revenues Forecasting

The revenues that have not been linked to the operational indicators will remain fixed and shall be corrected by the IGP-M during the period. The initial base date of these revenues was defined by the average of the entry in the past three years. Revenues related to operational indicators were Forecast from the calculation of the average value in R$ per Consumption Units (“UC”) or Mega Watt hour (MWh), and based on the curve of the indicators, the factor is corrected based on the IGP-M. The definition of the factor was based on the average of the value of revenue in the past three years, over the average of the past three years of the operational indicator values.

Ceres Inteligência Financeira	110

Regulatory Remuneration Base Flow

Regulatory Remuneration Base Calculation

To estimate the Regulatory Remuneration Base to be validated in 4CRTP by ANEEL, the additions, write-off, and adjustments of the regulatory agencies have been evaluated for the following lines:

(1) Fixed Assets in Use (New Replacement Value);

(2) Maximum Usage Index;

(3) Gross Special Operations;

(4) Fully Depreciated Assets;

(5) Gross Remuneration Base = (1)-(2)-(3)-(4);

(6) Accumulated Depreciation;

(7) Net AIS (Market Value in Use);

(8) Depreciated Usage Index;

(9) Remuneration Base Value (VBR);

(10) Stockroom in Operation;

(11) Deferred Charges;

(12) Net Special Obligations;

(13) Real Property and Easements;

(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);

(15) RGR PLPT Balance;

(16) RGR Balance Other Investments;

(17) Depreciation Rate;

(18) Regulatory Reintegration Quota = (5)*(17);

(19) Effective WACC before Taxes;

(20) RGR PLPT Rate;

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(21) RGR Rate Other Investments;

(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Common Analyses to Distributors

Composition of the 4CRTP Regulatory Remuneration Base

The composition of the Regulatory Remuneration Base considered in the evaluation may be divided into two parts: Initial Base and ANEEL Adjustments58.

The Initial Base refers to the values that will compose the Regulatory Remuneration Base in the 4th Cycle of Periodical Rate Review (4CRTP). These values were determined by independent companies that conduct the Investment Evaluation (Incremental Base Review) and Armored Base of distributors between 3CRTP and 4CRTP, achieving a composition of part of the lines composing the Regulatory Remuneration Base of the 4CRTP to each distributor. This Initial Base takes into account the Complete Evaluation Report of Distributors.

Thus, the Complete Evaluation Reports, which include the Incremental Base Review and the Armored Base Review and that were considered in the evaluation of each distributor are:

Eletrobras Distribuição Acre: SETAPE – Report: “EDAC Executive Summary – Complete Base –Evaluation of the Electricity Assets of Acre – Eletrobras Distribuição Acre”, reference February 28, 2017;

Eletrobras Distribuição Alagoas: Levin – Complete Evaluation Report “Companhia Energética de Ala-goas – CEAL Project no. 2715-17745”, reference February 28, 2017;

Eletrobras Distribuição Amazonas: Levin – Complete Evaluation Report “Eletrobras Amazonas Ener-gia – Project Levin no. 3174-17752”, reference February 28, 2017;

Eletrobras Distribuição Piauí: Levin - Complete Evaluation Report “Cepisa Eletrobras Distribuição Piauí Project Levin no. 3082-18367”, reference February 28, 2017;

Eletrobras Distribuição Rondônia: Deloitte – Equity Evaluation Report “Centrais Elétricas de Rondônia – Ceron”, reference February 28, 2017;

58 Performed by ANEEL inspection

Ceres Inteligência Financeira	112

Eletrobras Distribuição Roraima: Levin – Complete Evaluation Report: “Eletrobras Distribuição Rorai-ma Project no. 3012-17862” reference February 28, 2017.

Complete Evaluation of distributions shall hereinafter mean the aforementioned reports, related to the respective distributors.

During the evaluation procedure, the Distributors had two review reports of the Regulatory Remuneration Base. One to be presented to ANEEL, except atypical situations, with the Asset Evaluation Report, which reviews the Incremental Base of a CRTP to the other, considering money adjustments, additions, and write-off.

The second, the Complete Evaluation Report, considers this same Asset Evaluation Base and also reviews the Armored Base of 3CRTP, adjusted to the 4CRTP. This report was made and used in this work due to the important value of the assets of the distributors with potential to make part of their Armored Bases. However, it should be noted that the reviews on the Armored Base may have a smaller expectation of being accepted for they regard to specific cases when compared to the evaluations of the Incremental Base between CRTPs59.

The position of the Complete Evaluation Report, which has been considered in this work, includes the money adjustments of the 3CRTP Base, the additions and write-off between the 3CRTP and 4CRTP, and the review of the 3CRTP Armored Base, adjusted to the 4CRTP. The additions, write-off, and review of the Armored Base were included in its pertinent items by the evaluator of the Complete Report.

The evaluation of the Complete Report includes60 from item (1) Fixed Assets in Use (New Replacement Value) to (14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13) and all were used in the composition of the initial Regulatory Remuneration Base of 4CRTP61.

Items (15) RGR PLPT Balance and (16) RGR Balance Other Investments were subject to money adjustment by the IPCA between the values obtained in 3CRTP and 4CRTP.

Finally, the other percentage items: (17) and (19) to (21) were maintained constant in relation to what has been verified in 3CRTP and subtotals (5), (7), (9), (14), (18) and (22) had their calculation logics.

59 To balance such smaller change of acceptance by the regulatory agency, the difference of the Reviewed Armored Base and the “Common” Armored Base (Armored Base of the Asset Evaluation Report) is set aside, which is greater than that applied to the Incremental Base, as detailed in the topics below
60 These same lines are also included for the Asset Evaluation Report that reviews the Incremental Base
61 Item 1 was adjusted by ANEEL’s disallowance rate, which implied the variation of the original values used in the Regulatory Remuneration Base of the economic-financial evaluation. The disallowance was applied in separate over the Incremental Base and the Armored Base

Ceres Inteligência Financeira	113

ANEEL Adjustment on the Incremental and Armored Bases

ANEEL inspects the Incremental Base of assets and the Reviewed Armored Base62 between periodical rate cycles. This advent implies that the assets presented and/or reviewed may be considered as inapplicable and thus discarded by the regulatory agency. Thus, the incremental Base between the 3CRTP and 4CRTP and the Armored Base Review of this same period were applied percentages of Incremental Base Adjustments and Armored Base Adjustments, respectively.

The average adjustment (disallowance) of the group of distributors evaluated in the 3CRTP per region was applied over the Incremental Base that forms the Initial Base of 4CRTP63, or for cases in which the average adjustment is worse than that verified by the company, the adjustment of the distributor was maintained

The average adjustments (disallowance) of the group of distributors evaluated in the 3CRT per region were applied over the Reviewed Armored that forms the Initial Base of the 4CRTP. Such adjustment is applied once to each distributor in its Initial Base, i.e., it is not applied in the following years, differently to the Incremental Base. For the Reviewed Armored Base64, Northern companies were attributed a disallowance of 5.73% and Northeastern companies had disallowance of 5.01%.

From 2018 to 204865, the average adjustment of the benchmark private distributors66 is applied per region, obtained from the 3CRTP Incremental Base. A disallowance of 2.09% was considered to Northeastern, and of 2.83% to Northern companies.

Disallowances are considered as effective, i.e., they are not presented again in the future and considered as assets by ANEEL. This occurs due to two main reasons:

- Difficulty to present the proof of the investment at the degree demanded by the regulatory agency;

- Management faults that could generate investments in assets not acknowledged in the Regulatory Remuneration Base, which makes part of the invested assets to be set aside.

The evaluated distributors, with the entry of a new concession holder, will seek and gradually achieve the adjustment level by ANEEL of the benchmark private distributors of their regions, which will cause in the average that their asset disallowances are reduced when compared to the period prior to the private concession holder.

62 In the specific cases in which they are reviewed and presented again, as occurring to the Evaluated Distributors

63 Provided by the investment evaluators between 3CRTP and 4CRTP

64 Armored Base of the Complete Report less Armored Base of the Incremental Report

65 From the period of a new concession

66 Benchmark distributors compared to those evaluated in the Northern region: Celpa and Cemar; Northeastern region: Celpe, Energisa Paraíba and Energisa Sergipe. Energisa Tocantins (Celtins) was discarded due to the atypical value (above 1.5 of standard deviation over the average of indicators) of ANEEL adjustment for the period considered when compared to the other private distributors

Ceres Inteligência Financeira	114

Finally, the application of the disallowance of the Remuneration Base presented by the distributors is levied upon item (1) Fixed Assets in Use (New Replacement Value) and consequently affects the items connected thereto. This will make the values considered in the evaluation to be different of the asset evaluation report in the magnitude of the disallowance applied to each distributor.

Regulatory Remuneration Base Components Forecasting

Inflation adjustments, additions, and write-off of assets shall occur for the years after the Initial Base of 4CRTP, which are considered in the evaluation until the final period of the concession.

Money Adjustments

The money adjustments of the Regulatory Remuneration Base may be subdivided into four detailed subgroups, as follows:

Items Monetarily Adjusted Directly;

Items Consisting of Formulas;

Percentage Items;

Other Items.

It should also be noted that the values of the rates to which such adjustments occur may be found in section “Economic-Financial Evaluation”, in chapter “Macroeconomic Forecasting”.

The items of the Regulatory Remuneration Base are monetarily adjusted67 by the IPCA68:

(1) Fixed Assets in Use (New Replacement Value);

(3) Special Gross Obligations;

(10) Stockroom in Operation;

(11) Deferred Asset;

(13) Real Properties and Easements;

67 The IPCA is applied directly to the value observed from the Initial Base, also considering their increments and write-off throughout the evaluation period
68 National Broad Price Index to the Consumer – IBGE, according to PRORET Submodule 2.3 V5, review 2.0, with date of effectiveness on 11/23/2015 and after, according to Normative Review no. 686/2015, dated 11/23/2015

Ceres Inteligência Financeira	115

(15) RGR PLPT Balance;

(16) RGR Balance Other Investments.

Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculated, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already monetarily updated. They are:

(5) Gross Remuneration Base = (1)-(2)-(3)-(4);

(7) Net AIS (Market Value in Use);

(9) Remuneration Base Value (VBR);

(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);

(18) Regulatory Reintegration Quota = (5)*(17);

(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

The percentage items are not monetarily adjusted by any index. These items are:

(17) Depreciation Rate;

(19) Effective WACC before Taxes;

(20) RGR PLPT Rate;

(21) RGR Rate Other Investments.

Finally, items net of their depreciations, depreciations, and complete usage rates are treated specifically and have their money adjustments obtained indirectly.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)69 by the ratio of the values of the Initial Base between item (2) over item (1).

Item (4) Fully Depreciated Assets is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)70 by the ratio between the Accumulated Fully Depreciated Assets over the Accumulated VNR, both items of the ratio are in the same monetary date.

69 Monetarily adjusted by the IPCA as highlighted above
70 Monetarily adjusted by the IPCA as highlighted above

Ceres Inteligência Financeira	116

On its turn, the (6) Accumulated Depreciation is found by multiplying item (1) Fixed Assets in Use (New Replacement Value) by the ratio between the accumulated depreciation and the Accumulated VNR, with both last items being in the same monetary date.

Item (8) Depreciated Usage Rate is also monetarily adjusted indirectly, multiplying item (2) Complete Usage Rate71 by the subtraction of one by the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated Gross Usage Rate, with both items of the ratio being in the same monetary date.

Finally, item (12) Net Special Obligations72 is obtained by multiplying item (3) Special Gross Obligations by one less the ratio between the Depreciation of the Accumulated Special Obligation over the Accumulated Gross Special Obligation, with both items of the ratio being in the same monetary date.

Increments and Composition of the Regulatory Remuneration Base Lines

The assets will have increments throughout the period of concession, which are net of write-off, and that are contemplated in the economic-financial evaluation of distributors.

The items of the Regulatory Remuneration Base are affected differently by these increments and may be divided into five groups:

Items with Direct Increments;

Items Consisting of Formulas;

Percentage Items;

Items without Increments;

Other Items.

Part of the items of the Regulatory Remuneration Base are incremented directly, as detailed below:

(1) Fixed Assets in Use (New Replacement Value);

(3) Special Gross Obligations;

(10) Stockroom in Operation;

(13) Real Properties and Easements;

71 Monetarily adjusted by the IPCA as highlighted above
72 Monetarily adjusted by the IPCA as highlighted above

Ceres Inteligência Financeira	117

Items (1), (10) and (13) have their increment values of the Regulatory Remuneration Base detailed in section “Economic-Financial Evaluation” of this document, in section “Investment Forecasting” and, on its turn item (3), is detailed in chapter “Special Obligations”.

Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculated, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already with their respective increments. The composition of the formulas of these items is the same according to the provisions established by the regulatory agency73, these items being:

(5) Gross Remuneration Base = (1)-(2)-(3)-(4);

(7) Net AIS (Market Value in Use);

(9) Remuneration Base Value (VBR);

(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);

(18) Regulatory Reintegration Quota = (5)*(17);

(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Percentage items are not affected by increments. Their percentages are established by regulation and the values verified in the 3CRTP of each evaluated distributor are kept constant. These items are:

(17) Depreciation Rate;

(19) Effective WACC before Taxes;

(20) RGR PLPT Rate;

(21) RGR Rate Other Investments.

These percentages are maintained unaltered throughout the entire valuation period.

Part of the items of the Regulatory Remuneration Base do not have increments, being only adjusted monetarily by the IPCA, considering the 3CRTP values allocated to each distributor.

(11) Deferred Asset;

(15) RGR PLPT Balance;

73 ANEEL PRORET Submodule 2.3, V2.0, of Normative Resolution no. 686/2015, dated 11/23/2015

Ceres Inteligência Financeira	118

(16) RGR Balance Other Investments.

At last, the other items of the Regulatory Remuneration Base have particularities related to their composition and their increments, which are not related to the groups above.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)74 of the period for the ratio of the values of the Initial Base between item (2) over item (1).

Item (4) Fully Depreciated Assets is detailed in the topic below “Fully Depreciated Assets”, of this same Chapter “Regulatory Remuneration Base Flow”.

Item (6) Accumulated Depreciation is calculated from the sum of the depreciation of the Initial Base, summed to the depreciation of the Incremental Base throughout the period of concession. Greater detail of the depreciation may be found in Chapter “Investment Forecasting” of this same section.

Item (8) Depreciated Usage Rate is calculated from the multiplication of item (2) Complete Usage Rate by one less the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated Gross Usage Rate, considering the components of the ratio in the same monetary date.

Finally, item (12) Net Special Obligations is obtained with the multiplication of item (3) Special Gross Obligations, by one less the ratio between the Depreciation of the Accumulated Special Obligation and the Special Gross Obligation, considering the components of the ratio in the same monetary date.

74 Monetarily adjusted by the IPCA as highlighted above

Ceres Inteligência Financeira	119

Fully Depreciated Assets History

Fully depreciated assets are those that have already been 100% depreciated by that remain in use, thus being linked to the conceded service75.

Thus, it is possible to understand that the participation of the fully depreciated assets in item (1) Fixed Assets in Use (New Replacement Value) indicates underused assets for cases of extremely low or percentages, or out-of-date for too high participations.

Thus, a balance was sought for the ratios of this indicator throughout the period of concession, which has been calculated based on the simple average of the indicator to the evaluated companies.

Finally, the history of distributors to such balance rate of 12.54% is based on the ratio (4)/(1) observed in the Regulatory Remuneration Base of 4CRTP and ranges at a constant, monthly rate until such balance is achieved at the end of the concession (02/28/2048).

The table presented below is presented at the initial and final rate of this indicator to the distributors:

Table 56 – Initial and Final Rate of Fully Depreciated Assets over the VNR[76]
	AC	AL	AM	PI	RO	RR	Avrg
(1) Fixed Assets in Use	963,111	2,546,705	1,259,774	3,006,302	1,886,310	303,341
(VNR)
(4) Fully Depreciated	62,262	446,509	149,809	886,730	113,231	11,733
Assets Balance
(4)/(1)	6.46%	17.53%	11.89%	29.50%	6.00%	3.87% 12.54%
Source: ANEEL, asset evaluators to 4CRTP CETAPE and Levin, Ceres Inteligência Financeira

75 Accounting Manual of the Electric Sector – ANEEL 2015

76 Considering the values of the Asset Evaluation Report that review the Incremental Base as a reference of the trend of these assets

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Specific Analyses of Distributors

Distributor Results

Table 57 - Regulatory Remuneration Base 4CRTP (R$ ‘000) – Amazonas Energia
CAPEX Description – Distribution Assets		Armored Base
	Base 3CRTP
(Valued in thousand R$)		4CRTP Feb17
(1) Fixed Assets in Use (New Replacement Value)	1,136,613	3,138,599
(2) Complete Usage Rate	1,948	2,534
(3) Special Gross Obligations	648,521	1,042,607
(4) Fully Depreciated Assets	123,383	385,340
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	362,761	1,708,118

(6) Accumulated Depreciation	300,431	1,331,894
(7) Net AIS (Market Value in Use)	836,182	1,806,705
(8) Depreciated Usage Rate	1,435	2,409
(9) Remuneration Base Value (VBR)	834,747	1,804,296
(10) Stockroom in Operation	9,044	36,548
(11) Deferred Asset	0	0
(12) Net Special Obligations	590,193	945,037
(13) Real Properties and Easements	3,619	39,862
(14) Total Net Remuneration Base = (1)-(6)-
	257,216	935,670
(8)+(10)+(11)-(12)+(13)

(15) RGR PLPT Balance	0	0
(16) RGR Balance Other Investments	167,426	217,270
(17) Depreciation Rate	3.68%	3.68%
(18) Regulatory Reintegration Quota = (5) * (17)	13,357	62,893
(19) Effective WACC before taxes	11.36%	11.36%
(20) RGR PLPT Rate	1.35%	1.35%
(21) RGR Rate Other Investments	3.62%	3.62%
(22) Remuneration of Capital (RC) =
	16,261	89,475
(15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19)

Source: ANEEL, Levin[77,78], Ceres Inteligência Financeira

Notes: ANEEL’s 3CRTP Base; Armored Base 4CRTP, based on the Levin data of the Complete Evaluation ad-
justed by means of disallowances applied to the Additional Incremental and Armored Bases, in separate, by
Ceres

77 Levin – Evaluation Investment Report Eletrobras Amazonas Energia – “Project Levin no 3174-17752” reference February 28, 2017
78 Levin – Report of Full Evaluation of Eletrobras Amazonas Energia – “Project Levin no 3174-17752” reference February 28, 2017

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Table 58 – Operation of Assets (R$ ‘000) 3CRTP to 4CRTP – Amazonas Energia

Incremental Base VNR	VNR Variation of Ar-
		ANEEL Incremental	ANEEL Armored Base
between 3CRTP and	mored Base after Re-
		Base Adjustment	Adjustment
4CRTP	view

625,156	1,254,313	(26,389)	(71,903)

Source: ANEEL, Levin[79,80], Ceres Inteligência Financeira

Table 59 - ANEEL Adjustments 3CRTP – Incremental Base – Amazonas Energia
	Incremental Base – Amazonas Energia (R$ '000)
		ANEEL Adjust-		% ANEEL Ad-
Accounting Entry	VNR Report	ment	VNR ANEEL	justment
Intangible	25,877	(2,800)	23,078	(10.82%)
Real Property	465	(256)	209	(55.11%)
Tank	0	0	0	0.00%
Buildings	21,823	(11,751)	10,073	(53.84%)
Equipment	732,202	(61,370)	670,832	(8.38%)
Vehicles	18,438	(1,023)	17,415	(5.55%)
Furniture and Appli-
ances	5,997	43,228	49,225	720.84%
Total	804,803	(33,972)	770,831	(4.22%)

	Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0082/2013-SFF. Case: 48500.003956/2013-81 – ANEEL

79 Levin – Evaluation Investment Report Eletrobras Amazonas Energia – “Project Levin no 3174-17752” reference February 28, 2017
80 Levin – Report of Full Evaluation of Eletrobras Amazonas Energia – “Project Levin no 3174-17752” reference February 28, 2017

Ceres Inteligência Financeira	122

CERES
INTELIGÊNCIA FINANCEIRA

Table 60 - ANEEL 3CRTP Adjustments – Incremental Base – Cemar (Benchmark)

Incremental Base - Cemar (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	53,900	0	53,900	0.00%
Real Property	4,782	(375)	4,408	(7.83%)
Tank	0	0	0	0.00%
Buildings	26,105	0	26,105	0.00%
Equipment	1,763,569	4,294	1,767,863	0.24%
Vehicles	6,571	0	6,571	0.00%
Furniture and Appliances	1,307	0	1,307	0.00%
Total	**1,856,235**	**3,920**	**1,860,155**	**0.21%**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 224/2012-SFF. Case: 48500.000703/2012-75 – ANEEL

Table 61 - ANEEL 3CRTP Adjustments - Incremental Base – Celpa (Benchmark)

Incremental Base - Celpa (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	9,568	0	9,568	0.00%
Real Property	8,542	(1,058)	7,484	(12.38%)
Tank	0	0	0	0.00%
Buildings	18,557	(577)	17,980	(3.11%)
Equipment	1,657,331	(98,668)	1,558,664	(5.95%)
Vehicles	11,659	0	11,659	0.00%
Furniture and Appliances	2,870	0	2,870	0.00%
Total	**1,708,527**	**(100,303)**	**1,608,224**	**(5.87%)**

Source: ANEEL, Ceres Inteligência Financeira

Notes: RF TN 224/2012-SFF. Case: 48500.000703/2012-75 - ANEEL

Table 62 - ANEEL Adjustment Average, Benchmarks Group 3CRTP - Incremental Base

		Total Adjust. Base
Privates North	Benchmark Group	-2.83%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 123

Table 63 - ANEEL 3CRTP Adjustments - Armored Base – Eletroacre
	Armored Base - EletroAcre (R$ '000)
	VNR Re-	ANEEL Ad-		% ANEEL Ad-
Accounting Entry	port	justment	VNR ANEEL	justment
Intangible	8,803	9	8,812	0.10%
Real Property	989	1	990	0.10%
Tank	0	0	0	0.00%
Buildings	7,170	1,662	8,832	23.18%
Equipment	515,113	(17,099)	498,014	(3.32%)
Vehicles	455	0	455	0.10%
Furniture and Appli-
ances	669	1	670	0.10%
Total	533,199	(15,426)	517,773	(2.89%)

	Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0082/2013-SFF. Case: 48500.003956/2013-81 – ANEEL

Table 64 - ANEEL 3CRTP Adjustments - Armored Base – Amazonas Energia
	Armored Base - Amazonas Energia (R$ '000)
	VNR Re-	ANEEL Ad-		% ANEEL Ad-
Accounting Entry	port	justment	VNR ANEEL	justment
Intangible	24,034	0	24,034	0.00%
Real Property	61,477	0	61,477	0.00%
Tank	0	0	0	0.00%
Buildings	111,678	0	111,678	0.00%
Equipment	1,817,478	(191,533)	1,625,945	(10.54%)
Vehicles	11,821	0	11,821	0.00%
Furniture and Appli-
ances	27,394	0	27,394	0.00%
Total	2,053,882	(191,533)	1,862,349	(9.33%)

	Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0079/2013-SFF. Case: 48500.0006386/2012-09 – ANEEL

Ceres Inteligência Financeira	124

Table 65 - ANEEL 3CRTP Adjustments - Armored Base – Ceron
	Armored Base - Ceron (R$ '000)
	VNR Re-	ANEEL Ad-		% ANEEL Ad-
Accounting Entry	port	justment	VNR ANEEL	justment
Intangible	10,714	(18)	10,695	(0.17%)
Real Property	1,863	0	1,863	0.00%
Tank	1,660	0	1,660	0.00%
Buildings	8,073	0	8,073	0.00%
Equipment	926,118	(109,255)	816,863	(11.80%)
Vehicles	7,022	0	7,022	0.00%
Furniture and Appli-
ances	8,980	0	8,980	0.00%
Total	964,430	(109,274)	855,156	(11.33%)

	Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0085/2013-SFF. Case: 48500.0003957/2013-26 – ANEEL

Table 66 - ANEEL 3CRTP Adjustments - Armored Base – Eletrobras Roraima
	Armored Base - Eletrobras Roraima (R$ '000)
	VNR Re-	ANEEL Ad-		% ANEEL Ad-
Accounting Entry	port	justment	VNR ANEEL	justment
Intangible	3,427	(19)	3,408	(0.57%)
Real Property	1,523	132	1,655	8.69%
Tank	0	0	0	0.00%
Buildings	3,126	24	3,151	0.78%
Equipment	176,609	1,042	177,651	0.59%
Vehicles	2,929	(15)	2,914	(0.52%)
Furniture and Appli-
ances	1,031	4	1,035	0.35%
Total	188,645	1,168	189,813	0.62%

	Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0080/2013-SFF. Case: 48500.000433/2013-83 – ANEEL

Table 67 - ANEEL Adjustment Average, Group Evaluated Distributors 3CRTP - Armored Base
Total Adjust. Average
Evaluated North	Evaluated Group	(5.73%)
Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira	125

Considerations on Assets in Course

It should be noted that this work does not incorporate the Fixed Assets positions in course of the enterprise to the Remuneration Base.

The evaluation reports of the Remuneration Base did not perform any treatment regarding the items of Fixed Assets in Course, due to the fact that this type of asset is not part of the scope of contract. In addition, the accounting position from the audited Financial Statements of the evaluated Distributor does not allow the acknowledgement of relevant particularities for the amounts in course to be considered.

Thus, based on the reports of the evaluators of the Remuneration Base and the audited Financial Statements, the following information cannot be extracted:

· what are the assets in operation not unitized;

· which amounts represent works in progress;

· which values refer to improvements or expansions interrupted;

· the New Replacement Value (VNR) of Fixed Assets in course;

· the depreciation rate to be applied and the moment in which its application begun;

· the usage rate of the assets for the cases in which the asset is already in use, and

· the source of financing of these assets in course.

These restrictions impede the estimate of the effective impact that the Fixed Assets in Course may generated to the Initial Remuneration Base and, consequently, to the respective tax impact.

Since the minimum set of premises to include these assets in course in the Remuneration Base was not met, it is not possible to obtain reasonable consistency regarding to

· eligibility for provision;

· physical-accounting conciliation;

· sources of financing, and

· other parameters of the reevaluation procedure (such as the VNR calculation, depreciation, usage rate, and write-off evaluations).

Thus, the effects of Fixed Assets in Course to the Remuneration Base were not included in this economic-financial evaluation document. The investor shall then analyze the criterion of adoption of the parameters to be considered.

Finally, for the case of Eletrobras Distribuição Amazonas, the Complete Evaluation Report “Eletrobras Amazonas Energia – Levin Project no. 3174-17752”, with reference on February 28, 2017, which presents a balance position for these Fixed Assets in Course, as noted in the table below, was highlighted:.

Ceres Inteligência Financeira	126

Table 68 – Balance of Fixed Assets in Progress of Amazonas Energia on Feb/17
ANEEL Ac-		Balance Reference
	Description
count		Feb/17
	Plants – Fixed Assets in Progress	142,758,697.94
123210301	Lands	69,700.00
123210303	Buildings, Civil Works and Improvements	25,255,347.55
123210304	Machinery and Equipment	57,678,562.26
123210306	Furniture and Utensils	1,650,415.26
123210308	Project Development	1,178,051.11
123210309	Transformation, Manufacture and Repair of Materials	11,628,304.14
123210310	Material in Deposit	44,263,700.13
123210312	Advance to Suppliers	1,034,617.49
	Plants – Intangible under way	0.00
123310304	To be pro-rated	0.00
123310307	Judicial Deposits	0.00
	Lines, Networks and Substations – Fixed Assets under Way	965,378,211.96
123230301	Land	10,000.00
123230303	Buildings, Civil Works and Improvements	7,571,825.70
123230304	Machinery and Equipment	790,053,333.63
123230305	Vehicles	167,435.12
123230306	Furniture and Utensils	440,088.00
123230307	To be pro-rated	795,519.21
123230308	Project Development	34,871,971.93
123230310	Material in Deposit	121,609,346.04
123230311	Purchase under Way	-132,048.90
123230312	Advance to Suppliers	9,990,741.23
	Lines, Networks and Substations – Intangible in Progress	3,594,544.54
123330301	Encumbrances	137,100.00
123330303	Software	3,457,444.54
123330399	Other	0.00
	Associated Transmission System – Fixed Assets in Progress	223,895,332.29
123230601	Land	34,592,744.11
123230603	Buildings, Civil Works and Improvements	53,323,894.12
123230604	Machinery and Equipment	80,332,169.49
123230608	Project Development	13,473,280.87
123230611	Purchase under Way	38,016.00
123230612	Advance to Suppliers	42,135,227.70
	Associated Transmission System – Intangible in Progress	186,105.44
123330601	Encumbrances	186,105.44
	Central Administration – Fixed Assets in Progress	41.455,902.20
123240303	Buildings, Civil Works and Improvements	21,318,782.88
123240304	Machinery and Equipment	9,301,976.19
123240305	Vehicles	736,095.68
123240306	Machinery and Equipment	7,169,239.96
123240307	To be pro-rated	0.00
123240310	Material in Deposit	2,929,807.49
123240311	Purchases under Way	0.00
	Central Administration – Fixed Assets in Progress	32,643,167.42
123340303	Software	32,643,167.42
	Total	1,409,911,961.79

	Source: Levin; Preparation: Ceres Inteligência Financeira

Note: Report of Full Evaluation “Eletrobras Amazonas Energia – Project Levin no 3174-17752”, reference Febru-
	ary 28, 2017, files “Executive Summary” and “Annex L – Fixed Assets in Course”

Ceres Inteligência Financeira		127

Indemnification

This work considered the receipt of indemnification upon the end of the forecasting period (Feb/2048) resulting from the Net Remuneration Base.

The value calculated as indemnification is equivalent to the amount of the Net Remuneration Base of February/2048, net of tax over the capital gain. The capital gain was determined by the difference between the Net Remuneration Base at the end of the forecast, and the value of this base without the IPCA money adjustment effect.

The table below shows the forecasted value of indemnification for the case of Eletrobras Distribuição Amazonas.

Table 69 – Indemnification Forecasting

R$'000 in Feb/2048
Net Remuneration Base	38,046,829
Income Tax on Money Adjustment	(5,640,912)
Net Indemnification	32,405,917

Source: Ceres Inteligência Financeira

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Tax Loss and Negative Basis of CSL

As indicated in the Accounting-Financial Due Diligence Report, the company did not acknowledge in accounting terms the deferred credits of IRPJ [Corporate Taxpayer Income Tax] and CSL [Contribution over Profit] over the tax loss and over the negative CSL base. The calculated balances are found in the table below and were considered, until their complete liquidation, as a reduction base of the forecast of taxes payable of the enterprise.

Table 70 – Tax Loss Balances and CSL Negative Base
(R$'000)	IRPJ	CSL	Total
Tax Loss / Negative CSL Base	11,006,615	11,025,501	11,011,614
IRPJ 25%	2,751,654	-	2,751,654
CSL 9%	-	992,295	992,295
Total	2,751,654	992,295	3,743,949
Source: Accounting-Equity Due Diligence Report (Product 5, page 40)

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Special Obligations

Common Analyses to Distributors

The Special Obligations consist of resources related to: financial participation of the consumer, budget appropriation of the Government, federal, state, and municipal charges, and charges of special credits related to the investments applied to the enterprises linked to the concession.

The Special Obligations were calculated in two periods: The first for Dec/16, which used the position of Dec/16 made available by the evaluated distributors. The second from 2017, which excluded from the analytical bases of Special Obligations all nonrecurring items.

Bases with different levels of detail were provided. Some distributors had specific treatments to define the recurring items. “Luz para Todos” Program (PLPT)81 is considered as a recurring item during its period of effectiveness for which distributors have expense forecasting (until 2019).

For the other Special Obligations, recurring items have been considered as those that in the past 5 years presented at least three variations of value, or that in the past three years had at least two years with variation of value.

81 Detailed in the Investments chapter

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Specific Analyses of Distributor
Table 71 – Special Obligations Forecasting (in R$ ‘000)
	2017	2018	2019	2020	2025	2030	2035	2040	2047
Special Obliga-	3,246	3,246	3,246	3,246	3,246	3,246	3,246	3,246	3,246
tions

Source: Distributor’s bases, Ceres Inteligência Financeira

Table 72 – History of Special Obligations and Recurrence (in R$ ‘000)

Entry	2014	2015	2016
CON“UME‘ “ CONT‘IBUTION	19,301	18,448	17,596
AGREEMENT CNP 25/79 - CEM	50	48	46
AGREEMENT NR 001 SNE MINFRA	82	78	74
AGREEMENT SUFRAMA/2002 DISTRIBUTION NETWORK	1,137	1,086	1,036
COST SUPPLY CAPACITY	68	65	62
DONATIONS DUBV. DEST. INVEST. SERVICE GRANTED – MISC.	7,668	7,411	7,068
DONATIONS AND SUBVENTIONS DESTINED TO INVESTMENTS IN
	5,353	8,017	8,017
THE SERVICE GRANTED
OTHER – MISC.	-13	-25	-37
FINANCIAL PARTICIPATION OF FEDERAL GOVERNMENT – MISC.	1,158	1,106	1,054
FINANCIAL PARTICIPATION OF THE CONSUMER – MISC.	-15	-24	-33
LUZ PARA TODOS PROGRAM	542,352	664,708	693,623
PROTERRA/73 - CEM	229	220	211
PROTERRA/74 - CEM	2	1	0
SG MME 96/66 - CEM	11	11	10
UNIVERSALIZATION OF THE ELECTRIC ENERGY PUBLIC SERVICE	-52,180	-68,924	-85,581

Source: Distributor’s bases, Ceres Inteligência Financeira

Ceres Inteligência Financeira	131

Quality Indicators

Analysis of Quality Indicators

The levels of the quality indicators achieved by the evaluated distributors throughout the concession period (03/01/2018 to 02/28/2048) were estimated, the targets established by ANEEL in the same period were forecasted.

Seven indicators were evaluated:

DEC (Equivalent Duration of Interruption per Consumption Unit);

FEC (Equivalent Frequency of Interruption per Consumption Unit);

FER (Equivalent Frequency of Complaint);

IASC (ANEEL Rating of Consumer Satisfaction);

IAb (Telephone Support Abandonment Rate);

ICO (Indicator of Busy Calls of Telephone Support).

These indicators affect the Component of Quality of Service Q of Factor X and may influence the values of Installment B of distributors, in accordance with the coverage or not of the regulatory targets established by ANEEL. The levels of coverage or not of each distributor are compared with the results obtained by the distributors of a same group82. A distributor may be between the 25% best or worst companies to whether achieve or not the target, or between the other 75% that whether achieve or not the levels established by ANEEL.

Summing all indicators, the addition or reduction value of Installment B may be of 2%, depending on the level of coverage of ANEEL targets by the distributor in each indicator, also compared to the other distributors of its group.

The equations and parameters for the classes of each indicator were used in accordance with ANEEL’s PRORET 2.5 V2.0.

The weights equivalent to each indicator are presented below:

82 Groups are defined by size of company, as per Submodule 2.5 V2.0 of ANEEL’s PRORET

Ceres Inteligência Financeira	132

Table 73 - Weight Values of Indicators of Quality of Concession Holders with more than 60 thousand Consumption Units[83]

		3CRTP Methodology		New Methodology
Indicator			Apr/16 to	Apr/17 to	Apr/18 to	Apr/19 to
	Indicator	Apr/15 to Mar/16
Type			Mar/17	Mar/18	Mar/19	Mar/20
	DEC	50.000%	30.000%	37.500%	45.000%	50.000%
Technical
	FEC	50.000%	30.000%	30.000%	27.000%	20.000%
	INS			0.750%	1.800%	4.000%
	ICO			0.375%	0.900%	3.000%
Commercial	IAb			0.375%	0.900%	3.000%
	FER			3.000%	7.200%	10.000%
	IASC			3.000%	7.200%	10.000%
	Total	100.000%	60.000%	75.000%	90.000%	100.000%
		Source: PRORET ANEEL

The evaluation considered each one of such ratios in accordance with the dates specified in PRORET, and for the periods after Mar/2020, the last weights were considered for each indicator related to the values from Apr/19 to Mar/20.

In addition, terms of the draft of agreement84 were considered in the evaluation. The effects of the transgressions of these quality indicators as null for the 24 months following the execution of the concession agreement, considering that: “the inspection performed by ANEEL has an instructional and/or determinative nature, without penalties, except in the case of infringement of determinations made by

ANEEL’s Management.”85

In addition, the following section of “Clause Nineteen – Transitory Provisions” shall be highlighted, valid until the end of the 5th year of concession from the date of execution of the concession agreement:

“Paragraph Two - From the second calendar year following the execution of the agreement, in case the calculated values of the offsets are below the values of the calculated offsetting for the previous calendar year, such difference will be considered as a remunerable investment by DISTRIBUTOR upon the rate review, with the remaining value being included in entry Obligations Linked to the Electric Power Public Service (Special Obligations).”

83 PRORET Submodule 2.5 Version 2.0

84 Draft of Concession Agreement dated 05/03/2017, Official Letter no. 113/2017-DR/ANEEL of procedure 48510.000502/2017-00, of Officer-General Romeu Donizete Rufino

85 Draft of Concession Agreement dated 05/03/2017, Official Letter no. 113/2017-DR/ANEEL of procedure 48510.000502/2017-00, of Officer-General Romeu Donizete Rufino, in its Clause Nineteen – Transitory Provisions, Subclause Five

Ceres Inteligência Financeira	133

“Paragraph Three – From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the previous calendar year, such difference shall be invested doubled in the concession and included in entry Obligations Linked to the Electric Power Public Service (Special Obligations).”

DEC and FEC

Common Analyses to Distributors

Forecasting of Indicators Performed by the Companies

The indicator of DEC (Equivalent Duration of Interruption per Consumption Unit) consists of the time in which a Consumption Unit (UC) remained without electric power for a certain period and the indicator of FEC (Equivalent Frequency of Interruption per Consumption Unit) consists of the number of times that an UV had no electricity for a given period.

The analyses86 may be divided into three parts: Starting Point, Indicator Variation Rate and ANEEL Limit.

The starting point consists of the DEC and FEC estimates for 2017 and is the result of data obtained for 201687 and adjusted according to ANEEL’s target of reduction for 201788 of DECi and FECi89. Based on the history of variation of distributors, the assumption is that distributors seek and achieve the DECi reduction percentage for the DEC as a whole, and, similarly, achieve the FECi percentage for the FEC as a whole.

The rate of variation of the indicator is based on the rate of variation realized by the private benchmark90. The DEC and FEC levels of the evaluated company in 2015 are evaluated and compared with the history of the private company, identifying 1993 and 2015 the most recent period in which the company had a rate near that of the evaluated company.

With the evaluation of this period of similarity of indicators, the extension of the period from this point to 2015 is evaluated, followed by the calculation of the annual geometric mean of variation of the indicator of the private company. Such indicator is initially applied in the distributors evaluated between 2018 and 2022, including both.

86 DEC and FEC Analyses are carried out in separate but have common constructive logical structure

87 Annual DEC and FEC of the case of collective indicators of continuity of ANEEL

88 Procedure 48500.004245/2016-77, Vote, Table 1 – Limit for the end of 2017 for operational management. Variation % between the Determined DECi and its Limit for 2017 and the Determined FECi and its Limit for 2017

89 Internal DEC and Internal FEC, indicators that accompany the interruptions occurred in the distribution system of internal origin

90 Companies with geographic proximity to the evaluated distributors

Ceres Inteligência Financeira	134

The assumed premise is that the privatization will cause the evaluated company to present internal changes that will impact the improvement of the indicator, aligned with the improvement verified by other distributors, also private.

Between 2023 and 2027, the speed in which distributors adjust91 to achieve the limits established by ANEEL92 for 2027. This is possible due to the maturity that the new concession holder gains throughout the period in the management of the company, which enables a degree of improvement that is faster than that verified in the recent period by the benchmark private distributors. Subsequently, the speeds adjust to the speed verified by the private distributors.

The evolution of the indicators occurs until the distributor achieves the DEC and FEC levels of the benchmark distributors for 2015 and remain constant until the end of the concession, on February 28, 2048.

At last, it should be noted that although achieving the global regulatory DEC and FEC levels, the distributor may offset consumer in case of violation of the individual limits. Such offsetting is treated in section “Offsetting for the Transgression of the Continuity Limits”.

Forecasting of Limits Established by ANEEL

The definitions of the limits established by ANEEL are based on those established between 2014 and 2016 by ANEEL to each distributor. To 2017, the limit used was that established by no. 88/2017-SRM/SGT/SRD/ ANEEL, dated May 24, 2017, case: 48500.002667/2017-99, until November to Elet-roacre, Amazonas Energia, Ceron and Eletrobras Roraima, and until September to Cepisa and Ceal, for it consists of the limit established to distributors for the year.

The subsequent months used the limits established in Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, thus achieving a weighted limit for 2017 between both technical notes.

Years from 2018 to 202393 considered the provisions of Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, related to

91 Approximate speed of that verified by the private companies, to be presented in the specific analysis to each distributor
92 Estimate by Ceres as exposed below
93 Until the month of the ordinary rate review. To facilitate the view, the values are presented with annual references where 2022 will represent the indicator until the month of review

Ceres Inteligência Financeira	135

the definitions of regulatory DEC and FEC limits for the designated distributors, which are: Eletroacre, Ceal, Amazonas Energia, Cepisa, Ceron and Eletrobras Roraima94.

Such Note 147/2017-SRM/SGT/SRD/ ANEEL defines the DEC and FEC limits in its paragraph 72, Table 7, and its paragraph 70 defines the period of duration of these limits “(...)Such limits shall remain unaltered until the fifth calendar year following the execution of the new contracts, so that the first ordinary rate review of the new contract establishes the limits for the next cycle.”

These limits established for five years are presented in the table below.

Table 70 – DEC and FEC Global Limits from 2018 to 2022, including[95]
Designated Distributor	DEC	FEC
Amazonas Energia		48.53	45.69
Eletrobras Roraima		48.67	58.43
Ceal		15.58	13.06
Cepisa		20.67	13.99
Ceron		27.54	18.90
Eletroacre		44.17	35.31
Source: ANEEL, Ceres Inteligência Financeira

Therefore, the evaluation considered the global DEC and FEC limits for 2018 and the ANEEL 2018 limits until the first rate review of each distributor in 2023.

From the first rate review after the assumption of a new concession holder in the second semester of 202396, an adjustment factor is applied to the targets established by ANEEL.

Such subsequent targets range according to the annual geometric mean of variation of ANEEL’s target for each distributor individually evaluated between 2014 and 201797. The targets adjust according to the variation rate proposed by the agency until the target reaches the degree of the indicator verified by the benchmark private companies, remaining constant from that point.

94 The limit includes Boa Vista (Capital) and CERR (Countryside), with the global limits of each one, for DEC, are of 29.75 and 99.84, respectively, while for FEC are of 54.65 and 68.65
95 Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99
96 November 2023
97 From 2014-2016, the limits established by the following technical notes have been used –Eletroacre: NT 0194/2013-SRD/ANEEL on August 9, 2013, procedure 48500.002318/2013-43; Ceal: NT 0186/2013-SRD/ANEEL on July 30, 2013, procedure 48500.000547/2013-23; Amazonas Energia: NT 0179/2013-SRD/ANEEL on July 24, 2013, procedure 48500.001941/2013-89; Cepisa: NT 0199/2013-SRD/ANEEL on August 13, 2013, procedure 48500.000546/2013-89; Ceron: NT 0234/2013-SRD/ANEEL on November 8, 2013, procedure 48500.002316/2013-54; Boa Vista: NT 0178/2013-SRD/ANEEL on July 22, 2013, procedure 48500.001942/2013-23; Year 2017 used the limits verified in Technical Note 88/2017-SEM/SGT/SRD/ANEEL on May 24, 2017, procedure 48500.002667/2017-99

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When achieving the targets of the period, distributors stabilize their efforts of improvement in order to achieve ANEEL’s target and sustain it. In the long term, companies tend to have indicators verified by the benchmark companies, which tend to be equal to the targets estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the DEC and FEC targets.

Specific Analyses of Distributor

DEC

Eletroacre will achieve ANEEL’s DEC limits in 2027 and shall sustain that position until the end of the concession, which makes the distributor to achieve the limits established by the regulatory agency and to be part of the 75% that achieve the target from that point.

Table 71 - DEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3
Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	46.64	47.83	45.12	45.58	45.58	45.58	45.58	45.58	44.16	42.79	41.46
ANEEL Limit	47.67	45.57	45.83	48.53	48.53	48.53	48.53	48.53	44.16	42.79	41.46
Δ%	(2%)	5%	(2%)	(6%)	(6%)	(6%)	(6%)	(6%)	0%	0%	0%
			Source: ANEEL, Ceres Inteligência Financeira

Table 72 - DEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3
Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	40.17	38.92	34.81	33.24	33.24	33.24	33.24	29.73	28.38	28.38	28.38
ANEEL Limit	40.17	38.92	37.71	36.54	35.40	34.30	33.24	32.20	31.20	30.23	29.29
Δ%	0%	0%	(8%)	(9%)	(6%)	(3%)	0%	(8%)	(9%)	(6%)	(3%)
Source: ANEEL, Ceres Inteligência Financeira

Table 73 - DEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3
Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	28.38	25.38	24.23	24.23	24.23	24.23	21.68	20.69	20.69	20.69	20.69
ANEEL Limit	28.38	27.50	26.64	25.82	25.01	24.23	23.48	22.75	22.04	21.36	20.69
Δ%	0%	(8%)	(9%)	(6%)	(3%)	0%	(8%)	(9%)	(6%)	(3%)	0%
Source: ANEEL, Ceres Inteligência Financeira

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Table 74 – Indicator of Forecasted/Realized DEC X ANEEL Limit 2015-2047

60
50
40
30
20
10
0
47.67
45.12
48.53
46.64
45.83
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

As of 2018, the improvement of the indicator to achieve the ANEEL's target is below the potential of benchmark distributors.

Table 75 - Realized DEC Variation Rate and Potential per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	2.54%	(5.66%)	0.00%	(3.11%)	(1.15%)	(1.15%)	(1.15%)	(1.15%)
Potential	2.54%	(5.66%)	(10.56%)	(10.56%)	(10.56%)	(10.56%)	(10.56%)	(10.56%)

Source: ANEEL, Ceres Inteligência Financeira

The DEC Benchmark used as a reference for Amazonas Energia was Cemar, which had 42.40 in 2006 (10.01% above the DEC of Amazonas Energia in 2015, of 46.64) and decreased progressively to 15.3 in 2015, considered as ANEEL's maximum limit and maximum realized to Amazonas Energia in the period of concession.

Table 76 – Benchmark Evaluation Premises

DEC Evaluated 2015	Benchmark	Years to Benchmark	Evaluated/ Benchmark t0	Evaluated Rate to Benchmark
46.64	**Cemar**	10	10.01%	-10.56%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 138

Table 81 – DEC Benchmark Curve
Benchmark	2004 2005 2006 2007 2008 2009 2010 2011 2012	2013	2014	2015
Cemar	42.4 28.6 27.2 23.5 21.5 21.4 21.6	18.9	17.0	15.3
	Source: ANEEL, Ceres Inteligência Financeira

Specific Analyses of Distributor

FEC

FEC indication achieves the target established by ANEEL since the initial date of concession period and remains better or equal to the limit established by the agency until the end of the concession.

Table 82 - FEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3
Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	29.06	29.95	28.26	28.26	28.26	28.26	28.26	28.26	28.26	28.26	28.26
ANEEL Limit	45.18	43.28	43.63	45.69	45.69	45.69	45.69	45.69	41.45	39.56	37.75
Δ%	(36%)	(31%)	(35%)	(38%)	(38%)	(38%)	(38%)	(38%)	(32%)	(29%)	(25%)
Source: ANEEL, Ceres Inteligência Financeira

Table 83 - FEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3
Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	28.26	28.26	27.19	27.19	27.19	27.19	27.19	24.43	21.95	21.52	21.52
ANEEL Limit	36.02	34.37	32.80	31.30	29.86	28.50	27.19	25.95	24.76	23.63	22.55
Δ%	(22%)	(18%)	(17%)	(13%)	(9%)	(5%)	0%	(6%)	(11%)	(9%)	(5%)
Source: ANEEL, Ceres Inteligência Financeira

Table 84 - FEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3
Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	21.52	19.33	17.37	17.02	17.02	17.02	15.29	13.74	13.47	13.47	13.47
ANEEL Limit	21.52	20.53	19.59	18.69	17.84	17.02	16.24	15.50	14.79	14.11	13.47
Δ%	0%	(6%)	(11%)	(9%)	(5%)	0%	(6%)	(11%)	(9%)	(5%)	0%
Source: ANEEL, Ceres Inteligência Financeira

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Table 77 - Indicator of Forecasted/Realized FEC X ANEEL Limit 2015-2047

50
40
30
20
10
0
45.18
45.69
32.80
27.19
21.52
17.02
13.47
29.06
27.19
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

Variation rate of the indicators are kept steadily below the potentials through the granting period.

Table 78 - Realized and Potential FEC Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	3.06%	(5.65%)	0.00%	0.00%	0.00%	(3.13%)	(3.13%)	(3.13%)
Potential	3.06%	(5.65%)	(10.15%)	(10.15%)	(10.15%)	(10.15%)	(10.15%)	(10.15%)

Source: ANEEL, Ceres Inteligência Financeira

The FEC Benchmark used as reference to Amazonas Energia was Cemar, which had 32.9 in 2005 (11.67% greater than the FEC of Amazonas Energia in 2015, of 29.06) and decreased progressively to 9.0 in 2015, considering ANEEL's maximum limit and maximum realized to Amazonas Energia in the period of concession.

Table 79 – Benchmark Evaluation Premises

FEC Evaluated 2015	Benchmark	Years to Benchmark	Evaluated/ Benchmark t0	Evaluated Rate to Benchmark
29.06	Cemar	11	-11.67%	-10.15%

Source: ANEEL, Ceres Inteligência Financeira

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Table 80 - FEC Benchmark Curve
Benchmark	2004 2005 2006 2007 2008 2009 2010 2011 2012	2013	2014	2015
Cemar	32.9 24.6 19.8 16.8 15.1 14.0 11.6 10.9	10.9	11.0	9.0
	Source: ANEEL, Ceres Inteligência Financeira

FER

Common Analyses to Distributors

The FER indicator (Equivalent Frequency of Complaint) consists of the equivalent frequency of complaints per each thousand of consumption units.

Its analysis may be divided into three main parts: Starting Point, Indicator Variation Rate, and Target.

The starting point consists of the FER estimates for 2017 and is the result of data of the indicator of each distributor obtained between 2010 and 201698. The geometric mean of annual variation of the distributor to each distributor between 2010 e 2016 is calculated and the variation is applied over the FER realized in 2016. (Realized FER Evaluated Distributor 2016)*(1+Geometric Mean FER 2010-2016 Evaluated Distributor)

The rate of variation of the indicator as of 2018 results from the rate of variation realized by the benchmark private groups99. The indicators from 2010 to 2016 of each benchmark are used to calculate the simple average of the indicator of each established group100. The joint geometric mean per group is applied between years 2012 and 2016101, having (2017 Indicator)*(1+Rate of Variation of 2013-2016 Benchmark Group) and so successively until the indicator achieves the FER targets defined by ANEEL of the evaluated distributions to the years starting in 2017.

The FER target used is the limit to year 2017 and after that, defined102 by ANEEL to each distributor. When achieving the targets in the period, distributors stabilize their efforts to improve the indicator. In the long term, companies tend to have indicators equal to the targets estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the FER targets.

98 FER base of ANEEL Distribution Indicators

99 Companies with geographic proximity to the evaluated distributors

100 Benchmark distributors of the Northern region: Celpa and Celtins (Energisa TO) and benchmark distributors of Northeastern region: Celpe, Cemar, Energisa Paraíba and Energisa Sergipe

101 2012 is the year in which the FER indicators of the groups of private companies are more similar to the average of the indicators of the evaluated distributors. From such common point, we evaluate how the indicator of non-state owned is developed and apply its variation rate to the FER of the evaluated companies

102 Normative Resolution no. 574, dated August 20, 2013

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Specific Analyses of Distributor

Amazonas Energia achieves the FER limits established by ANEEL as of 2021 and keeps achieving the target until the end of concession, which makes the distributor to be part of the 75% that achieved the target.

Figure 10 - FER Indicator - Realized/Forecasted x Target 1 of 3
Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	69.29	42.37	39.94	35.87	32.22	28.94	26.00	26.00	26.00	26.00	26.00
ANEEL Limit	30.00	28.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00
Δ%	131%	51%	54%	38%	24%	11%	0%	0%	0%	0%	0%
Source: ANEEL, Ceres Inteligência Financeira
Figure 11 - FER Indicator - Realized/Forecasted x Target 2 of 3
Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00
ANEEL Limit	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Source: ANEEL, Ceres Inteligência Financeira
Figure 12 - FER Indicator - Realized/Forecasted x Target 3 of 3
Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00
ANEEL Limit	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00	26.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Source: ANEEL, Ceres Inteligência Financeira

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Table 81 - FER Indicator - Forecasted/Realized X ANEEL Limit 2015-2047

80
70
60
50
40
30
20
10
0
69.29
39.94
30.00
32.22
26.00
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

Since 2018, the variation rate of the FER indicator will remain below the indicator potential, observed in the private distributors.

Table 82 – Realized and Potential FER Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-38.85%	-5.73%	-7.73%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-38.85%	-10.19%	-10.19%	-10.19%	-10.19%	-10.19%	-10.19%	-10.19%

Source: ANEEL, Ceres Inteligência Financeira

FER benchmarks of Celpa and Celtins (Energisa TO) were selected as reference to Amazonas Energia; they had an annual improvement rate of 10.19% of this indicator between 2012 and 2016.

Table 83 - FER Realized Benchmark

Benchmark Distributor	Benchmark	Rate of Variation 2016-2012	2012	2013	2014	2015	2016
CELPA	Private 1	-12.33%	29.3	37.6	23.9	15.4	17.3
CELTINS	Private 1	-4.70%	10.1	8.5	5.0	9.8	8.3

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 143

Table 84 - FER Realized Benchmark Group
Rate of Varia-
Benchmark		2012 2013 2014 2015	2016
tion 2016-2012

Private 1	-10.19%	19.7 23.1 14.5 12.6	12.8
	Source: ANEEL, Ceres Inteligência Financeira

IASC

Common Analyses to Distributors

The IASC (ANEEL Rating of Consumer Satisfaction) indicator consists of the result of the research of evaluation of the degree of satisfaction of the residential consumer with the provided services.

Its analysis may be divided into three main parts: Starting Point, Indicator Variation Rate, and Target.

The starting point consists of the IASC estimates for 2017 and also provide data of the indicator of each distributor obtained between 2010 and 2016103. The geometric mean of annual variation of the indicator to each distributor between 2010 and 2016 and applies to the variation over the IASC during 2016. (IASC realized Evaluated Distributor 2016)*(1+Geometric Mean IASC 2010-2016 Evaluated Distributor)

The rate of variation of the indicator as of 2018 will be originated by the realized variation rate of the benchmark private groups104. The 2010 to 2016 indicators of each benchmark allows for the calculation of the simple average of the indicator of each group established105. The joint geometric mean is applied per group106 between years 2015 and 2016, with (2017 Indicator)*(1+Variation Rate of the 2015-2016 Benchmark Group) and so successively until the indicator achieves the IASC targets defined by ANEEL for the distributors evaluated for the years as of 2017.

The IASC target used is the minimum value of 70107 from 2017 and sustained until the end of the concession. When achieving the targets of the period, the distributors stabilize their efforts of improvement of the indicator. In the long term, companies tend to have indicators equal to the targets estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the IASC targets.

103 IASC base of ANEEL Distribution Indicators

104 Companies with geographical proximity to the evaluated distributors

105 Benchmark distributors of the Northern region: Celpa and Celtins (Energisa TO) and benchmark distributors of Northeastern region: Celpe, Cemar, Energisa Paraíba and Energisa Sergipe

106 The variation between 2015 and 2016 is the only one with expressive variation of the IASC indicator between 2010 and 2016. Since as of April 2017 it will count on the composition of the X Factor, we understand that the most recent improvement represents the effort of private companies to meet ANEEL targets

107 PRORET ANEEL Submodule 2.5A

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Specific Analyses of Distributor
Amazonas Energia achieves ANEEL limits of IASC since2021, and keeps achieving the target until the end of concession, which makes the distributor to be part of the 75% that achieved the target.
Figure 13 - IASC Indicator – Realized/Forecasted x Target 1 of 3
Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	45.93	52.28	52.40	57.67	63.46	69.83	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	-34%	-25%	-25%	-18%	-9%	0%	0%	0%	0%	0%	0%
Source: ANEEL, Ceres Inteligência Financeira
Figure 14 - IASC Indicator – Realized/Forecasted x Target 2 of 3
Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Source: ANEEL, Ceres Inteligência Financeira
Figure 15- IASC Indicator – Realized/Forecasted x Target 3 of 3
Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira	145

80
70
60
50
40
30
20
10
0
70.00
63.46
45.93
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

The IASC variation rate of the distributor remains below the benchmark potential of private companies as of 2018.

Table 85 – Realized and Potential IASC Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	13.83%	0.23%	4.96%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	13.83%	0.23%	10.05%	10.05%	10.05%	10.05%	10.05%	10.05%

Source: ANEEL, Ceres Inteligência Financeira

IASC benchmarks of Celpa and Celtins (Energisa TO) were selected as reference to Amazonas Energia; they have an annual average improvement rate of 10.05% of the indicator between 2012 and 2016.

Table 86 - IASC Realized Benchmark

Benchmark Distributor	Benchmark	Rate of Variation 2016-2015	2012	2013	2014	2015	2016
CELPA	**Private 1**	-6.78%	39.9	46.7	47.5	38.1	35.5
CELTINS	**Private 1**	23.39%	66.3	60.7	58.8	48.0	59.2

Source: ANEEL, Ceres Inteligência Financeira

Table 87 - IASC Realized Benchmark Group

Benchmark	Rate of Variation 2016-2015	2012	2013	2014	2015	2016
Private 1	10.05%	53.1	53.7	53.1	43.0	47.3

Ceres Inteligência Financeira 146

Source: ANEEL, Ceres Inteligência Financeira

INS

Analyses Common to the Distributors

The INS (Service Level Indicator of Telephone Service) consists of the list of calls answered by the calls received less abandoned.

We have reviewed the INS base of the distributors was reviewed and we noticed that the indicators improved from 2010 and 2016, reaching in 2016 the minimum levels required by ANEEL of 85%108. Therefore, we deemed that in 2017 the distributors evaluated have kept the levels of indicator in 2016.

The INS targets of ANEEL have been perpetuated from 2017 to 2047. The companies have kept the levels established by ANEEL and become part of the group of remaining distributors – 75% - that reached the target in the period.

Specific Analyses of the Distributor

Amazonas Energia achieves ANEEL limits of INS since the initial date of concession, and keeps achieving the target until the end of concession, which makes the distributor to be part of the 75% that achieved the target.

Figure 10 - INS Indicator – Realized/Forecast x Target 1 of 3
Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	93.55	92.10	92.10	92.10	92.10	92.10	92.10	92.10	92.10	92.10	92.10
ANEEL Limit	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00
Δ%	10%	8%	8%	8%	8%	8%	8%	8%	8%	8%	8%
			Source: ANEEL, Ceres Inteligência Financeira

108 PRORET ANEEL Submodule 2.5A

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CERES INTELIGÊNCIA FINANCEIRA

Figure 88 - INS Indicator – Realized/Forecast x Target 2 of 3

Source: ANEEL, Ceres Inteligência Financeira

Figure 89 - INS Indicator – Realized/Forecast x Target 3 of 3

Source: ANEEL, Ceres Inteligência Financeira

96
94
92
90
88
86
84
82
80
92.10
93.55
85.00
85.00
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

Realized variation rate of INS is lower than the potential during the concession period:

Ceres Inteligência Financeira 148

Table 96 – Realized and Potential Variation Rate of INS per Period
Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-1.55%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-1.55%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%
		Source: ANEEL, Ceres Inteligência Financeira

INS benchmarks of Celpa and Celtins (Energisa TO) were selected as reference to Amazonas Ener-gia; they damaged the indicator to an annual average rate of 1.5% of the indicator between 2012 and 2016. As Amazonas Energia achieves ANEEL limits since the beginning of the concession period, that variation rate of the benchmarks does not apply.

Table 97 - INS Realized Benchmark
Benchmark		Variation Rate
	Benchmark		2012	2013	2014	2015	2016
Distributor		2016-2013
CELPA	Private 1	-2.18%	89.6	92.3	82.0	82.6	86.4
CELTINS	Private 1	-0.84%	91.5	96.3	91.9	84.9	93.9
	Source: ANEEL, Ceres Inteligência Financeira

Table 98 – Group of Benchmark of INS Realized
Variation Rate
Benchmark		2012 2013 2014 2015	2016
2016-2013

Private 1	-1.50%	90.5 94.3 87.0 83.7	90.2
	Source: ANEEL, Ceres Inteligência Financeira

IAb

Analyses Common to the Distributors

The IAb (Indicator of Telephone Service Abandonment) consists of the list of calls abandoned by the calls received less abandoned.

Ceres Inteligência Financeira	149

We have reviewed the IAb base of the distributors evaluated and we noticed that the indicators improved from 2010 and 2016, reaching in 2016 the minimum levels required by ANEEL of 4%109. Therefore, we deemed that in 2017 the distributors evaluated have kept the levels of indicator in 2016.

The IAb targets of ANEEL have been perpetuated from 2017 to 2047. The companies have kept the levels established by ANEEL and become part of the group of remaining distributors – 75% - that reached the target in the period.

Specific Analyses of the Distributor

Amazonas Energia achieves ANEEL limits of IAb since the initial date of concession, and keeps achieving the target until the end of concession, which makes the distributor to be part of the 75% that achieved the target.

Table 99 - IAb Indicator – Realized/Forecast x Target 1 of 3
Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	1.98	2.24	2.24	2.24	2.24	2.24	2.24	2.24	2.24	2.24	2.24
ANEEL Limit	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Δ%	-51%	-44%	-44%	-44%	-44%	-44%	-44%	-44%	-44%	-44%	-44%
			Source: ANEEL, Ceres Inteligência Financeira
Table 90 - IAb Indicator – Realized/Forecast x Target 2 of 3
Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	2.24	2.24	2.24	2.24	2.24	2.24	2.24	2.24	2.24	2.24	2.24
ANEEL Limit	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Δ%	-44%	-44%	-44%	-44%	-44%	-44%	-44%	-44%	-44%	-44%	-44%
			Source: ANEEL, Ceres Inteligência Financeira

109 PRORET ANEEL Submodule 2.5A

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Table 91 - IAb Indicator – Realized/Forecast x Target 3 of 3

Source: ANEEL, Ceres Inteligência Financeira

Table 92 - INS Indicator - Forecast/Realized X ANEEL Limit 2015-2047

5
4.00
4
3
1.98
2.24
2
1
0
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

The realized variation rate of IAb is equal to zero during the concession period as it is better than the Target established by ANEEL.

Table 103 – Realized and Potential Variation Rate of IAb per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	13.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	13.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Source: ANEEL, Ceres Inteligência Financeira

IAb benchmarks of Celpa and Celtins (Energisa TO) were selected as reference to Amazonas Energia. However, as Amazonas Energia achieves ANEEL limits since the beginning of the concession period, the variation rate of the benchmarks was not applied.

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Table 93 – Benchmark of IAb Realized
Benchmark		Variation Rate
	Benchmark		2012	2013	2014	2015	2016
Distributor		2016-2015
CELPA	Private 1	-18.15%	0.9	1.7	3.0	3.3	2.7
CELTINS	Private 1	-29.56%	1.3	0.6	1.7	2.0	1.4
	Source: ANEEL, Ceres Inteligência Financeira

Table 94 – Group of Benchmark of IAb Realized
Benchmark	Variation Rate	2012	2013	2014	2015	2016
	2016-2015

Private 1	21.51%	1.1	1.1	2.4	2.6	2.0
	Source: ANEEL, Ceres Inteligência Financeira

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ICO

Analyses Common to the Distributors

The ICO (Busy Call Indicator of Telephone Service) refers to the list of busy calls over offered.

Its analysis can be divided into three main parts: Starting Point, Indicator Variation Rate and Target.

The starting point consists of the ICO estimates for 2017, which derives from indicator data of each distributor obtained from 2010 to 2016110. The average is calculated by excluding the missing data111 from 2010 to 2016.

The indicator variation rate from 2018 to 2022 is calculated based on the variation of indicators obtained by the groups of benchmark of the outsourced distributors112. By using the indicators from 2010 to 2016 of each benchmark, the simple indicator average is calculated for each group established. The joint geometric average is applied per group from 2012 to 2016113, in which we have (Indicator 2017)*(1+Variation Rate of the Group of Benchmarks 2012-2016) and so on until the indicator reaches the targets defined by ANEEL of the distributors evaluated for the years starting in 2017 of ICO.

Between 2023 and 2027 the distributor speed is adjusted114 to reach the target established by ANEEL115 for 2027. This is possible thanks to the maturity that the new concessionaire acquires during the period in the company management, which allows them an improvement rate faster than that verified in the recent period by the benchmark of the outsourced distributors. Subsequently, the speeds are adjusted to the speed verified by the outsourced distributors.

The ICO target used is the maximum amount of 2%116 from 2015, which is kept to the concession end. While reaching the targets of the period, the distributors stabilized their improvement efforts of the indicator. In the long run, the companies tend to show indicators equal to the targets estimated for ANEEL. This leads the companies to reach the remaining 75% of distributors that reach the ICO targets.

110 ICO base of Distribution Indicators of ANEEL

111 The year of 2016 and other points along the historical series present missing data, reason which the average reference checked in the period was used

112 Companies geographically located near the distributors evaluated

113 The interval with longer historic period was used, without missing data among the benchmark outsourced

114 Speed near that checked by the outsourced companies will be present in the specific analysis for each distributor

115 Estimated by Ceres as it will be addressed below

116 PRORET ANEEL Submodule 2.5A

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Specific Analyses of the Distributor

Amazonas Energia achieves the ICO limit established by ANEEL since the initial date of concession and keeps it during the concession period, which makes the distributor to be among the 75% of those reaching the target.

Table 95 - ICO Indicator – Realized/Forecast x Target 1 of 3
Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	0.00	0.00	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05
ANEEL Limit	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Δ%	-100%	-100%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%
Source: ANEEL, Ceres Inteligência Financeira
Table 96 - ICO Indicator – Realized/Forecast x Target 2 of 3
Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05
ANEEL Limit	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Δ%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%
Source: ANEEL, Ceres Inteligência Financeira
Table 97 - ICO Indicator – Realized/Forecast x Target 3 of 3
Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05
ANEEL Limit	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Δ%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%	-98%
Source: ANEEL, Ceres Inteligência Financeira

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3
2.00
2
2
1
1
0.05
0
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

The ICO variation rate of the distributor, in absolute values, has variation intensity softer than the potential from 2018.

Table 98 –Realized and Potential ICO Variation Rate per Period

Source: ANEEL, Ceres Inteligência Financeira

ICO benchmarks of Celpa and Celtins (Energisa TO) were selected as reference to Amazonas Energia. However, as Amazonas Energia achieves ANEEL limits since the beginning of the concession period, the variation rate of the benchmarks was not applied.

Table 99 – Benchmark of ICO Realized

Benchmark Distributor	Benchmark	Variation Rate 2016-2012	2012	2013	2014	2015	2016
CELPA	Private 1	8.41%	1.0	0.7	3.4	3.0	1.3
CELTINS	Private 1	-60.53%	2.1	0.1	0.1	0.4	0.1

Source: ANEEL, Ceres Inteligência Financeira

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Table 100 – Group of Benchmark of ICO Realized
	Variation Rate
Benchmark	2016-2012	2012	2013	2014	2015	2016

Private 1	-17.70%	1.5	0.4	1.7	1.7	0.7
	Source: ANEEL, Ceres Inteligência Financeira

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X Factor Forecast

Considerations Commons to the Distributors

The X Factor tries to keep the balance established in the tariff revision between revenue x effective expenses for the subsequent tariff repositioning. It transfers to the consumer the potential gains of productivity of the electrical distribution segment.

It is formed by three components[117]:

$\boldsymbol{X\ Factor = Pd + Q + T}$ in which,

: Gains of productivity of distribution;

: Trajectory of operating costs.

Pd Factor

The **Pd** is calculated by the following formula:

$Pd\ (i) = PTF + 0.14 \times (\Delta MWh(i) - \Delta MWh\ average) - 0.04 \times (\Delta UC(i) - \Delta UC\ \text{average})$, where

PTF: Average productivity of the distribution segment of 1.53% p.a.;

ΔMWh(i): Annual average market variation of the concessionaire i, between the prior tariff revision and the tariff revision in progress;

Average ΔMWh: Annual average variation of the distributor market of 4.65% p.a.;

ΔUC(i): Annual average variation of the number of consuming units invoices of the concessionaire i, between the prior tariff revision and the tariff revision in progress;

Average ΔUC: Annual average variation the number of consuming units invoices of 3.39% p.a.

---

[117] ANEEL PRORET Submodule 2.5 v2.0

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The PTF values, Annual average variation of the distributor market and Annual average variation of the number of consuming units were maintained during concession, starting May/15, date on which they became valid.

The values ΔMWh(i) and ΔUC(i) were calculated according to the forecast of demand and specific consuming units per consumption class of each distributor evaluated and are discussed in the chapter of Demand Forecast of this document.

Finally, we outline that according to the official letter no. 113/2017-DR/ANEEL118 in its “Clause

Nineteen – Transitory Provisions”, Subclause Three, the value of Pd component will be defined as zero119 between the agreement execution ate and the first subsequent ordinary tariff revision.

Q Factor

The Q Component of the X Factor composed by portions technical and commercial quality according to the following equation: Q = 0.70.QTechnical + 0.30.QCommercial.

The technical component is composed by the indicators DEC (Equivalent Duration of Interruption per Consuming Unit) and FEC (Equivalent Frequency of Interruption per Consuming Unit).

The commercial component is composed by the indicators of FER (Equivalent Frequency of Complaint), IASC (ANEEL Index of Consumer’s Satisfaction), INS (Telephone Service Level Indicator), IAb (Telephone Service Abandonment Indicator) and ICO (Busy Call Indicator of Telephone Service).

These commercial and technical indicators are discussed in further details in the chapter “Quality Indicators” and take into account, among others, the provisions of the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL, of September 8, 2017, case 48500.002667/2017-99.

Considerations about the T Factor

The description and dates used for this component are discussed in the chapter that addresses Operating Costs and PMSO (Personnel, Materials, Services of Outsources and Others). We outline that during evaluation, between the agreement execution and the first ordinary subsequent tariff revision, its value was deemed zero120, as provided in the Technical Note no. 88/2017-SEM/SGT/SRD/ANEEL121.

118 On May 3, 2017, case 48510.000502/2017-00

119 Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on Sep 8, 2017, case 48500.002667/2017-99

120 Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on Sep 8, 2017, case 48500.002667/2017-99

121 On May 24, 2017, case 48500.002667/2017-99

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Specific Analyses of the Distributor

Below are the results for Amazonas Energia of the X Factor and each of its components in each tariff revision.

0.09%
0.97%
(0.29%)
0.96%
(0.08%)
(1.59%)
0.19%
0.97%
0.21%
0.97%
0.97%
0.98%
2019
2023
2028
2033
2038
2043
2048
Pd %
Q %
T %

Source: Ceres Inteligência Financeira

Table 101 – Evolution and Impact of the X Factor Components

X Factor	2019	2023	2028	2033	2038	2043	2048
Pd %	0.00%	0.97%	0.96%	0.97%	0.97%	0.97%	0.98%
Q %	0.09%	0.00%	(0.08%)	0.00%	0.00%	0.00%	0.00%
T %	0.00%	(0.29%)	(1.59%)	0.19%	0.21%	0.01%	0.00%
Total X Factor %	0.09%	0.68%	(0.71%)	1.15%	1.18%	0.99%	0.98%
Total (R$ '000)	882	9,521	(11,637)	32,977	50,593	61,516	87,126

Source: Ceres Inteligência Financeira

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Calculation of the Regulatory WACC and Discount Rate

Calculation of the WACC Rate

ANEEL calculates the Weighted Average Cost of Capital (WACC) used in the calculation of the Capital Remuneration (RC) of the distributor, which composes the Portion B. The table below shows the real WACC before taxes and the real WACC after taxes calculated for the years of tariff revision.

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Calculation of Ke and WACC of Market

Cost of equity (Ke)

The cost of equity was calculated according to the methodology already presented in this document. With that, the composition of the cost of equity (Ke) found for the company evaluated can be viewed equivalently in the following table. The rates, however, were forecast year by year during the entire concession period, according to the annex.

Table 103 – Calculation of the Cost of equity (Ke)

Cost of Equity (Capital Asset Pricing Model)	10.77%
Income tax (Ke)	-
Income tax (Beta and WACC)	34.00%
Debt to Equity (D/E)	95.16%
Beta Deleveraged	0.68
Beta Releveraged	1.10
Market Risk Premium	4.5%
Size Premium	-
Free of Risk Rate (T-Bonds)	2.49%
Country Risk	3.34%
Exchange Risk	4.17%
Consumer Price Index (CPI)	2.30%
Wide Consumer's Price Index (IPCA)	4.23%
Interbanking Deposit Certificate (Future DI)	10.33%
FRA of Exchange Coupon (FRA)	5.91%
Cost of equity (Ke) Nominal	**15.46%**
Cost of equity (Ke) Nominal Free of Taxes	**15.46%**
Cost of equity (Ke) Real Free of Taxes	**10.77%**

Source: Ceres Inteligência Financeira, based on the electronic domains Yahoo Finance (Bonds Center), CVM, SEC, Database Damodaran, BM&F Bovespa (Daily Bulleting and Auction System), The Puget Sound Economic Forecaster and Bacen (Focus – Market Expectations)

Cost of Capital of Third Parties (Kd)

The Cost of Capital of Third Parties is obtained through the weighted average of the gross debt (2011-2016) of the companies used for beta calculation, weighted by the percentage relation between the Cost of Debt and DI of the respective year of the same companies. Subsequently, this percentage relation between the Cost of Debt and DI is multiplied by the CDI forecast for the desired year. Finally, the inflation and taxes are discounted so as to reach the Real Kd free of taxes.

The Cost of Capital of Third Parties (Kd) found was of 8.61% p.a. in nominal terms Net of Taxes. This parameter is discounted by the inflation so as to reveal the interest rate in real terms. For the Brazilian inflation, the forecast of the Broad National Index of Consumer Prices (IPCA) was considered.

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Table 104 – Financial Structure of the Companies
Equatorial	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	502,149	176,455	166,693	216,644	517,214	662,137	906,589	869,308
Short Term Debt	760,769	257,092	342,185	818,280	175,208	970,716	852,690	986,951
Long Term Debt	3,128,378	1,084,609	1,127,211	2,257,395	3,050,429	3,404,177	3,082,448	3,847,440
Average Balance	3,194,798		1,405,549	2,272,536	3,150,656	3,800,265	4,155,016	4,384,765
Cost of Debt	17.42%		11.86%	9.53%	16.42%	17.42%	21.82%	19.83%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/DI	147.82%		102%	114%	204%	161%	165%	142%

Coelce	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	166,184	159,541	134,465	163,869	133,031	167,313	207,716	197,354
Short Term Debt	249,390	261,468	236,280	187,617	147,976	131,530	395,797	384,031
Long Term Debt	854,297	581,441	859,146	766,154	774,042	1,134,099	901,531	695,660
Average Balance	1,082,579		969,168	1,024,599	937,895	1,093,824	1,281,479	1,188,510
Cost of Debt	15.45%		13.87%	15.99%	14.18%	15.30%	16.21%	16.61%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	144.75%		120%	190%	176%	141%	122%	119%

Ampla RJ	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	296,019	213,405	195,242	195,848	189,529	208,424	375,456	694,226
Short Term Debt	341,985	450,098	567,248	248,710	106,444	209,042	355,388	790,340
Long Term Debt	1,778,949	797,854	844,324	1,107,447	1,419,582	1,599,493	2,329,232	2,438,990
Average Balance	1,837,592		1,329,762	1,383,865	1,441,092	1,667,281	2,246,578	2,956,975
Cost of Debt	16.86%		14.68%	14.15%	13.15%	12.50%	16.71%	23.48%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	144.63%		127%	169%	163%	116%	126%	168%

Eletrobras	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	7,209,741	2,789,800	2,848,884	3,130,611	3,256,398	7,918,149	17,896,207	12,628,136
Short Term Debt	4,486,314	2,105,674	5,014,281	4,764,074	1,982,569	5,257,263	4,581,674	5,845,989
Long Term Debt	38,744,462	32,283,838	38,885,727	45,613,253	30,712,400	35,041,785	42,379,060	39,975,814
Average Balance	42,389,624		39,144,760	47,138,668	41,536,148	36,497,009	43,629,891	46,391,269
Cost of Debt	18.75%		7.28%	6.64%	7.84%	21.70%	41.02%	27.22%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	157.33%		63%	79%	97%	201%	310%	194%
Source: Ceres Inteligência Financeira.

Table 105 - Enterprise Value and Company Debt
Company	Cost of Debt	Gross debt	Ev	Debt To equity Pl	Debt/DI	Debt To Equity MC
Eletropaulo	15.27%	3,099,172.60	4,305,981.92	92.39%	137.81%	99.91%
CELESC	17.13%	762,892.40	1,078,106.91	6.91%	158.42%	14.51%
Equatorial	17.42%	3,889,146.80	8,555,543.67	67.63%	147.82%	37.58%
Coelce	15.45%	1,103,687.40	4,276,685.55	53.13%	144.75%	28.20%
Ampla RJ	16.86%	2,120,933.60	6,222,435.72	76.74%	144.63%	43.05%
Eletrobras	18.75%	43,230,776.20	55,199,995.15	85.51%	157.33%	309.90%
Source: Ceres Inteligência Financeira.

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Table 106 – Weighted Cost of Debt used for the composition of Kd

Weighted Cost of Debt/Di	154.79%

Source: Ceres Inteligência Financeira.

Table 107 - CDI Bradesco Forecast

Bradesco Forecast	2017	2018	2019	2020	2021	2022
CDI – end of period	8.43%	8.38%	8.38%	7.88%	7.88%	7.88%

Source: Ceres Inteligência Financeira.

With that, the Cost of Equity of Third Parties (Kd) obtained was of 4.20% p.a., in real terms and net of fiscal benefits as can be seen below:

Table 108 – Calculation of Kd Cost

Cost of Debt	4.20%
Cost of equity of Third Parties (Kd) Nominal	13.05%
Cost of equity of Third Parties (Kd) Nominal Net of IR	8.61%
Cost of equity of Third Parties (Kd) Real Net of IR	**4.20%**

Source: Ceres Inteligência Financeira.

Weighted Average Cost of Capital (WACC)

The WACC is obtained by weighing the own costs of equity and of third parties and their respective interest percentages in the company capital structure, considering the tax benefit of the debt in case of capital of third parties. The capital structure used was the same used by ANEEL in the PRORET Submodule 2.4.

The Weighted Average Cost of Capital (WACC) calculated was of 7.57% p.a. in real terms as it can be seen below.

Table 109 – Calculation of the Weighted Average Cost of Capital (WACC)

Weighted Average Cost of Capital	Average	*2017*	*2018*	*2019*	*2020*	*2025*	*2030*
Shareholder's Weight (We)	**51.24%**	51.24%	51.24%	51.24%	51.24%	51.24%	51.24%
Debt Weight (Wd)	**48.76%**	48.76%	48.76%	48.76%	48.76%	48.76%	48.76%
Cost of Equity (Ke) Real	**10.77%**	11.73%	10.16%	10.18%	10.42%	10.84%	10.79%
Cost of Equity of Third Parties (Kd) Real	**4.20%**	4.25%	4.09%	4.27%	4.19%	4.20%	4.20%
WACC Real	**7.57%**	**8.09%**	**7.20%**	**7.30%**	**7.39%**	**7.60%**	**7.58%**

Source: Ceres Inteligência Financeira

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Irrecoverable Revenues

Analyses Common to the Distributors

The irrecoverable revenues evaluated are the value invoiced that had not been received up to certain set date. Irrecoverable revenue is that deemed the indicator average: (value invoiced not received in the period t)/ (total value invoiced in the period t), from the 49th to the 60th month prior to the base date.

The analysis can be divided into three main parts: an estimate for 2017, a variation rate of the indicators along the concession period and the target established.

To assess the indicator level in 2017, the medium value of the indicator was calculated for the base date of Dec/16. For each consumption class, the total value invoiced in the 60 prior months122 was assessed as well as the total value not received of such respective months in relation to the base date of Dec/16123.

The medium value was calculated between the value invoiced not received over the total value invoiced between the months of Dec/11 and Nov/12 inclusive, reaching the value of irrecoverable revenues on the base date of Dec/16.

The percentage of annual variation proposed by ANEEL in the indicator between 3CRTP and 2CRTP was applied to the value of Dec/16, reaching the value estimated for Dec/17. Thus, it was concluded that the company reached the variation forecast by the regulating body.

In relation to the variation rate after 2017, between 2017 and 2020, it was concluded that the variation rate proposed by ANEEL between 3CRTP and 2CRTP carries on being reached, completing a period of four years in this variation rate, according to initial forecast of ANEEL.

From 2021, the variation rate considered is that proposed in the variation from 4CRTP to 3CRTP. Such order of variations is chosen based on the difference of the rates initially proposed by the regulating body. The variation from 3CRTP to 2CRTP in average is softer than that proposed from 4CRTP to 3CRTP. It is agreed that the default levels need time to be deeply changed and, therefore, a less accelerated rate was used in the 3 first years of concession and a more accelerated rate was applied in the subsequent years.

122 Data obtained from the distributors also made available for ANEEL. Period prior to the base date considered from Dec/11 to Nov/16
123 Considering Dec/16, when what was invoiced, e.g.; in Jan/15, has not yet been received by the distributor

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The rate of irrecoverable revenues is stabilized when it reaches the target established by ANEEL in 4CRTP. If the company indicator has been lower than the target of the regulating body since the beginning, such default level lower than the target has perpetuated.

The reference target is the rate of irrecoverable revenues established by ANEEL for 4CRTP124

Specific Analyses of the Distributors

Table 110 – Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2016-2027 (%)
Consumption Class	2016	2017 2018		2019	2020	2021 2022		2023 2024		2025	2026	2027	Target
Household	5.46	5.22	5.00	4.78	4.57	3.92	3.36	2.88	2.47	2.36	2.36	2.36	2.36
Industrial	2.23	2.18	2.14	2.10	2.06	1.76	1.69	1.69	1.69	1.69	1.69	1.69	1.69
Commercial	2.26	2.25	2.25	2.24	2.24	1.92	1.64	1.41	1.21	1.03	0.89	0.78	0.78
Rural	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.90	5.04
Public Power	1.25	1.15	1.06	0.98	0.90	0.78	0.67	0.57	0.49	0.43	0.37	0.31	0.19
Public Lighting	0.98	0.90	0.82	0.75	0.69	0.57	0.47	0.38	0.32	0.31	0.31	0.31	0.31
Public Service	5.90	5.64	5.40	5.17	4.94	4.18	3.53	2.99	2.52	2.13	1.80	1.52	0.25
Others	2.24	2.09	1.94	1.80	1.68	1.41	1.19	1.01	0.85	0.72	0.61	0.51	0.24

Source: ANEEL, Ceres Inteligência Financeira
Table 111 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2028-2037 (%)
Consumption Class 2028			2029	2030	2031	2032 2033			2034	2035	2036	2037	Target
Household	2.36		2.36	2.36	2.36	2.36	2.36		2.36	2.36	2.36	2.36	2.36
Industrial	1.69		1.69	1.69	1.69	1.69	1.69		1.69	1.69	1.69	1.69	1.69
Commercial	0.78		0.78	0.78	0.78	0.78	0.78		0.78	0.78	0.78	0.78	0.78
Rural	4.90		4.90	4.90	4.90	4.90	4.90		4.90	4.90	4.90	4.90	5.04
Public Power	0.27		0.23	0.20	0.19	0.19	0.19		0.19	0.19	0.19	0.19	0.19
Public Lighting	0.31		0.31	0.31	0.31	0.31	0.31		0.31	0.31	0.31	0.31	0.31
Public Service	1.29		1.09	0.92	0.78	0.66	0.56		0.47	0.40	0.34	0.28	0.25
Others	0.43		0.36	0.31	0.26	0.24	0.24		0.24	0.24	0.24	0.24	0.24

Source: ANEEL, Ceres Inteligência Financeira

124 ANEEL PRORET Submodule 2.2 v1.0, v1.1 e v2.0

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Table 112 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2038-2047 (%)
Consumption Class	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	Target
Household	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36
Industrial	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78
Rural	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.90	5.04
Public Power	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19
Public Lighting	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31
Public Service	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
Others	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24

		Source: ANEEL, Ceres Inteligência Financeira

Table 113 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2048-2052 (%)
Consumption Class	2048	2049	2050	2051	2052	Target
Household	2.36	2.36	2.36	2.36	2.36	2.36
Industrial	1.69	1.69	1.69	1.69	1.69	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78
Rural	4.90	4.90	4.90	4.90	4.90	5.04
Public Power	0.19	0.19	0.19	0.19	0.19	0.19
Public Lighting	0.31	0.31	0.31	0.31	0.31	0.31
Public Service	0.25	0.25	0.25	0.25	0.25	0.25
Others	0.24	0.24	0.24	0.24	0.24	0.24

Source: ANEEL, Ceres Inteligência Financeira

Table 114 – Distribution of Total Invoicing and Not Received (in R$ '000)
	uovth 49-60	uovth 49-60
Consumption Class			% Not Received
	Invoiced Not Received	Total Invoiced
Residential	40,333	716,338	5.63%
Industrial	14,408	624,047	2.31%
Commercial	13,238	542,297	2.44%
Rural	896	16,881	5.31%
Public Power	2,867	232,267	1.23%
Public Lighting	343	29,445	1.17%
Public Service	5,331	86,751	6.15%
Total	77,417	2,248,026	3.44%

	Source: ANEEL, Ceres Inteligência Financeira

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Table 115 - Targets ANEEL per Regulatory Cycle
				Δ%	Δ%
Consumption Class	2CRTP	3CRTP	4CRTP
				3CRTP/2CRTP	4CRTP/3CRTP
Residential	0.66%	0.89%	1.88%	34.85%	111.24%
Industrial	0.86%	0.79%	1.50%	-8.14%	89.87%
Commercial	0.88%	0.87%	0.98%	-1.14%	12.64%
Rural	1.49%	1.40%	1.98%	-6.04%	41.43%
Public Power	1.38%	0.89%	0.28%	-35.51%	-68.54%
Public Lighting	1.07%	0.67%	0.05%	-37.38%	-92.54%
Public Service	0.34%	0.36%	0.08%	5.88%	-77.78%
Others	0.93%	0.64%	0.14%	-31.18%	-78.65%

	Source: ANEEL, Ceres Inteligência Financeira

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Loss Forecast

The electrical distribution system losses are divided into two categories: Basic Network losses and Distribution Network losses. It its turn, the Distribution Network losses are divided into Technical Losses and Non-Technical Losses.

The Basic Network loss consists of the energy loss in the physical processes occurring between generation to the distribution system. Such loss costs are divided equally between the generator and distributor, with each company assuming 50% of the Basic Network loss. The Technical Loss consists of the energy loss inherent to the electric power transport, voltage transformation and energy measurement. They can be deemed as the consumption of equipment employed in the energy distribution. The Non-Technical Losses correspond to the difference between total losses and technical losses. The remaining losses are associated to the distribution system (e.g. energy robbery, measurement error, invoicing error, etc.). These are losses related to the commercial management of the distributors.

The model is forecast in loss percentage in the energy invoiced (deemed equivalent to the energy injected in the Forecasts of this work) for the Technical Losses and in the Basic Network and loss percentage in the low voltage market for the Non-Technical Losses, as established by the submodule 2.6 of PRORET.

Technical Loss and Loss in the Basic Network

The regulatory loss consists in the amounts of efficient loss defined as a target for the distributor in the tariff review period. It has been assumed that the Real Loss in the Basic Grid and the Technical Loss will be equal to the calculated regulatory ones. The Technical Loss was calculated by ANEEL125 in the last tariff review cycle in 2013, and considered the physical characteristics of the distribution system and the distributors´ equipment. The Real Loss in the Basic Grid is calculated monthly by CCEE126 and the regulatory amount is provided by the average of the measurements in the last 12 months and the amount from the last tariff adjustment in 2016 was used. As the amounts of Technical Loss and Loss in the Basic Grid are not related to the distributor´s activity and its distributed power administration, but to physical processes and the characteristics of the used equipment, it was defined that for both indicators, the regulatory and the Real amounts will remain constant and equal along the period.

125 Data obtained from SAMP, disclosure source defined by submodule 2.6 of PRORET

126 Data available in SPARTA, file from the last tariff adjustment (2016)

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Table 116 – Level of Technical Loss and Loss in the Basic Network.

% Loss/ Injected Power	
Technical Loss	Loss in the Basic Grid
7.77%	0.94%

Source: Ceres Inteligência Financeira based on data from CCEE and ANEEL

Non-Technical Losses

The track record of regulatory Non-Technical Losses is defined in two different periods.

For the period ranging from 2017 to 2025, the regulatory levels were defined based in the Act 13,299 and in the Vote of Case 48500.004245/2016-77, through the Homologatory Resolution no. 2184, which stipulated specific loss levels to AmE.

As of 2026, the calculation method of the regulatory loss curve was according to the definitions described in the submodule 2.6 of PRORET. Calculation occurs every tariff review procedure and takes into account three factors: target, track record up to target and the regulatory loss decrease thresholds. The target is calculated based on the analysis of the benchmarking comparative pattern, in which a company is set to serve as comparison basis considering its size and an indicator provided by ANEEL which is the social-economic complexity of the region where the utility is located. After the comparative analysis of the listed companies and AmE, its benchmarking was defined to be LIGHT. After defining the benchmarking company, the target is calculated using the metric specified in the text of submodule 2.6 of PRORET:

Figure 23 – Target Calculation by Benchmark Comparison

$$Meta_{(i,j)} = Prob_{(i,j)} \times P_{bench} + [1 - Prob_{(i,j)}] \times P_{(i)} \quad (5)$$

where:
$Meta_{(i,j)}$: Target of losses for company i [%], as per pattern j;
$Prob_{(i,j)}$: Probability that benchmark is within more complex concession area, as per pattern j;
P_{bench}: non-technical loss percentage over the low-voltage market practiced by benchmark company; and
$P_{(i)}$: non-technical loss percentage over the low-voltage market practiced by company i.

Source: Submodule 2.6 of PRORET

The indicative value of probability that the benchmark is in a more complex concession area is provided by ANEEL at the PRORET and calculated according to three different statistical patterns. The target considered is the average of the target calculated in each statistical pattern. After the target for the next year's tariff review is defined, the annual decrease of regulatory losses is analyzed. If the annual loss decrease required to reach the target set forth by the benchmark comparison pattern exceeds the regulatory loss decrease threshold set at PRORET, the annual regulatory loss decrease is construed to take place by the threshold, and, otherwise, the target is kept for the next tariff review with the track

Ceres Inteligência Financeira 169

record over years being defined by the straight-line method. When the target of Non-technical Loss calculated for the next revision does not present more reduction of regulatory levels the trajectory of regulatory loss curve stabilizes. At that point, AmE has reached the levels of Real Non-technical Losses by LIGHT, and it was assumed that this would be considered the level of effective losses, so that AmE, keesp its trajectory to the Real and regulatory curves until the end of the granting.

Table 117 – Forecast Regulatory Losses 1 of 3

Regulatory Losses %	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Technical Losses (PT/EI)	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%
Non Technical Losses
(PNT/BT)	93.18%	87.44%	81.70%	75.96%	70.23%	64.49%	58.75%	53.01%	47.28%	41.54%	41.54%
Losses in the Basic Network
(PB/EI)	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%

			Source: Ceres Inteligência Financeira

Table 118 – Forecast Regulatory losses 2 of 3
Regulatory losses %	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Technical Losses (PT/EI)	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%
	39.15	36.89	34.77	32.76	30.88	28.95	27.15	25.46	23.87	22.38
Non-Technical Losses (PNT/BT)%		%	%	%	%	%	%	%	%	%
Losses at Basic Grid(PB/EI)	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%

Source: Ceres Inteligência Financeira
Table 119 – Forecast Regulatory losses 3 of 3
Regulatory losses %	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Technical Losses (PT/EI)	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%
	22.38	22.38	22.38	22.38	22.38	22.38	22.38	22.38	22.38	22.38
Non-Technical Losses (PNT/BT)%		%	%	%	%	%	%	%	%	%
Losses at Basic Grid(PB/EI)	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%

Source: Ceres Inteligência Financeira

For projecting effective Non-Technical Losses, three different perspectives were considered: starting point, track record and target. The starting point was construed as the non-technical loss occurred in 2016, obtained in the utility’s energetic balance sheet.

The target set is the level of Real Non-Technical Losses practiced by the benchmark company considered when calculating the target of regulatory losses, in this case, the levels practiced by LIGHT, which is 22.38%. The loss value practiced by the benchmark company was obtained through the SAMP basis.

In relation to track record of annual loss defining the loss decrease speed up to the defined efficiency level, the track record was used to reach the loss efficiency noted in the selected benchmark company, CEMAR – Companhia Energética do Maranhão. The company was chosen based on the fact that CEMAR already holds an efficient level of Non-Technical Losses and has recently been through the privatization process. Out of the possible benchmark companies analyzed, CEMAR was the best fit,

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since: CELPA and CELPE had no efficient loss levels in 2016; COSERN has increasingly low loss levels not similar to the levels practiced by the utilities, as well as it does not have a track record for linear loss decrease; and ENERGISA PARAÍBA has losses decreased at highly aggressive levels which would not be factual for the analyzed utilities.

Table 120 – Annual Loss Decrease Rate Definition: Benchmark Company CEMAR
Benchmark	PNT/EI Real	PNT/EI Real	PNT/EI Real	CAGR	PNT/EI	PNT/EI
Company	2008	2013	2016	08/13	Regulatory 2013	Regulatory 2016
CEMAR	16.28%	9.35%	8.10%	0.8951	9.89%	9.77%

Source: Ceres Inteligência Financeira, based on information provided by SAMP

The starting point of the Real Non-Technical Loss track record (realized 2016) is 25.57% over the Low-Voltage market.

Table 121 – Starting Point and Target of Non-Technical Losses
	% Losses/ Low-Voltage Market
Non-Technical Loss-	Non-Technical Losses	Year regulatory level is
es AmE in 2016	Benchmark in 2016	reached
117.45%	22.38%	2019

Source: Ceres Inteligência Financeira, based on information provided by SAMP and Vote127 by ANEEL

The Forecast Real Non-Technical Losses were defined as follows:

Table 122 – Forecast Real Losses 1 of 3
Real Losses %	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Technical Losses (PT/EI)	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%
Non-Technical Losses	105.13								43.32	38.77	34.71
(PNT/BT)%		94.10%	84.23%	75.39%	67.48%	60.40%	54.07%	48.39%	%	%	%
Losses at Basic Grid(PB/EI)	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%

Source: Ceres Inteligência Financeira

Table 123 – Forecast Real Losses 2 of 3
Real Losses %	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Technical Losses (PT/EI)	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%
Non-Technical Losses	31.07	27.81	24.89	22.38	22.38	22.38	22.38	22.38	22.38	22.38
(PNT/BT)%		%	%	%	%	%	%	%	%	%
Losses at Basic Grid(PB/EI)	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%

Source: Ceres Inteligência Financeira

127 Vote of Case 48500.004245/2016-77 of ANEEL

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Table 124 – Forecast Real Losses 3 of 3

Source: Ceres Inteligência Financeira

120%
100%
80%
60%
40%
20%
0%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Regulatory PNT
Real PNT

Source: Ceres Inteligência Financeira

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Variation of the Required Working Capital

Initial balances of the operating assets and liabilities accounts in Dec/16 were calculated in the financial statements and complemented by the Due Diligence of B service as seen in the report "Product 5: Accounting-Capital Due Diligence Report / Amazonas Distribuidora de Energia S/A". Accounts selected by the Accounting-Capital Due Diligence as components of the Company's Net Working Capital, considered as benchmark balances in this appraisal study, are included into the following table.

Table 125 – Initial Balances of the Working Capital

Net Working Capital (R$'000)	Dec/15	Dec/16
CP Customers	474,440	609,707
Taxes and social contributions - CP	10,506	22,495
Reimbursement right - CP	1,812,076	897,600
Stocks	117,823	122,987
Financial asset	109,237	77,062
Other assets - CP	514,549	185,907
Suppliers - CP	(5,168,720)	(4,819,380)
Fees and contributions	(69,184)	(93,433)
Estimated obligations	(32,632)	(42,298)
Financial assets	(19,288)	(103,157)
Other assets - CP	(107,038)	(160,071)
Own consumption of electric energy	-	-
Net reported working capital	**(2,358,231)**	**(3,302,581)**
1 Balances receivable from CCC overdue and in installments	(6,643)	(5,709)
2 Overdue suppliers	1,086,227	1,141,024
3 Reclassification related parties	(438,478)	(40,144)
4 Other assets - CP	59,892	147,256
Reclassification between working capital and net indebtedness	**700,998**	**1,242,427**
Adjustments proposed by "due diligence"	**(110,319)**	**(128,990)**
1 Own consumption of electric energy	-	(1,276)
2 Stocks with low recoverability expectation	(1,443)	(1,965)
3 Customers overdue and in installments	(79,249)	(84,988)
4 Other assets - CP	(29,627)	(40,761)
Adjusted net working capital	**(1,767,553)**	**(2,189,144)**

Source: Accounting-Capital Due Diligence Report (Product 5, pages 23 to 25)

For the Forecast Required Working Capital, proportions between balances of operating Assets and Liabilities and the utility's Gross income were calculated. Such proportions were converted into receipt due dates and payment due dates (considering position in Dec/16).

Ascertainment of the applicable receipt and payment due dates considered that some balances rated by the Due Diligence as belonging to the working capital (or even part of such balances) are amounts renegotiated, divided into installments, with financial assets and liabilities features, such as the case of part of the Reimbursement Rights and Reimbursement Liabilities balances.

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Thus, calculation of the operating due dates for the Forecast required working capital did not consider the balances which, as assessed by Ceres Inteligência, have financial characteristic and nature, i.e., non-operating. Furthermore, recurrence of the accounts was also analyzed, such as the Long-Term Sectorial Charges, considered as a regular account, such that its periodical recomposition was considered in the working capital. The detailed re-rating between debt balances and working capital may be found in the attachments hereto.

The following table shows the balances considered when calculating the receipt and payment due dates for Forecast required working capital of the company. The receipt and payment due dates (in number of days) is in column “# of days ROB”, calculated from division of the balances calculated by the company’s gross income (net of construction revenue) multiplied by 365 (number of days in the year).

Table 126 – Parameters of Forecast NCG

Operating Assets	R$'000	# days ROB
Accounts Receivable (Customers)	524,719	59
Other short-term assets	288,663	32
Operating Liabilities	R$'000	# days ROB
Accounts Payable (Suppliers)	541,063	61
Other short-term liabilities	189,966	21
Source: Own draft from DFP Dec/16 and from Accounting-Capital Due Diligence Report (Product 5).

A comparison was conducted between due dates for receivables from customers and payables to suppliers of the utility and private companies present in the Northern region, under the following table. In case of Eletrobras Distribuição Amazonas, its operating due dates of Accounts Receivable and Payable were maintained, since they are better than those noticed in the market.

Table 127 – Benchmark operating due dates Northern Region

North	Operating Assets	Operating Liabilities	ROB	# days ROB Assets	# days ROB Liabilities
CELTINS	183,810	84,817	1,443,500	46	21
CELPA	1,512,826	619,237	5,770,226	96	39
Total	1,696,636	704,054	7,213,726	86	36
Source: Own draft from DFP Dec/16 of each company.

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Handling of Special Balances

Specific balances were selected from the titles of Assets and liabilities, both short- and long-term, to reflect the account settlement (between titles of Reimbursement Rights and Reimbursement Liabilities) for balance division into installments as contained in the Explanatory Notes for the financial statements dated Dec/16, for the case of the Debt Admission Instruments.

The adjustment for inflation or capitalization listed in the financial statements was considered and, when the applied adjustment was not identified, the standard adjustment by the SELIC fluctuation was chosen (since this is the most common procedure between such selected accounts. Division into installments was also obtained based on the financial statements and, when such information was not explicit, the due date equivalent to the proportions of both short- and long-term winning balances was calculated for the same title.

The balances, updating rates, due dates and number of installments adopted for the selected titles are as follows.

Table 128 – Balances with special treatment

		# install-
Type	Account	Balance R$/K ments		Due Date	Adjustment
	Reimbursement right
Assets	CCC CP	808,776	12	Dec/17	SELIC
	Reimbursement right
Assets	CDE CP	88,824	12	Dec/17	SELIC
	Reimbursement right
Assets	CCC LP	3,573,069	53	May/22	SELIC
	Reimbursement obli-
Liabilities	gations CCC LP	1,157,893	12	Dec/17	SELIC
Liabilities	Petrobras installment	8,857,650	120	Feb/25	SELIC
	BR Distribuidora and
Liabilities	Cigás	3,476,463	12	Dec/17	SELIC
Liabilities	Onerous Contracts	812,694	12	Dec/17	SELIC
Source: Ceres Inteligência Financeira from the financial statements dated Dec/16

Such balances are fully or partially comprised in the Net Debt balance listed in the Accounting-Capital Due Diligence, thus, the balance of remaining debt components were also considered in the appraisal, as indicated in the Net Debt section.

In addition, settlements of the long-term balances were Forecast upon conclusion of the Forecast (Feb/2048). Only for the long-term customer balance such settlement was advanced for the initial stage of Forecast (Mar/2018), as considered by the Accounting-Capital Due Diligence that the balance is an outstanding negotiated receipt, the date was set since the due dates of such negotiations were unknown. The most significant balances are in the following table.

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Table 129 – Settlement of Long-Term Balances

Long-Term Balances	R$'000	Settlement Date
Customers	105,791	Mar/18
Source: Ceres Inteligência Financeira from the financial statements dated Dec/16

Installment A

Installment “A” involves costs related to the electric power generation and transmission activities, as well as the sectorial charges provided for in specific law. These are costs with sums and prices that, to certain extent, are beyond the utility’s will or management. When calculating Installment A, SPARTA data of the tariff readjustment occurred on November 30, 2016 were considered.

The costs associated with Installment “A” of the revenue are comprised of:

· Electric power purchase due to the “Benchmark Market”, including the amount of electric power from the own generation undertakings;

· Connection and use of the electric power transmission and distribution plants;

· Sectorial charges outlined in specific law, such as: Financial Set-off for Use of Water Resources - CFURH for electric power generation purposes, as applicable; Electric Power Service Surveillance Fee - TFSEE; Energetic Development Account - CDE; Program for Development of the Alternative Sources of Electric Power - PROINFA; System Service Charge -ESS; Spare Power Charge - EER; Contribution to the National Electric System Operator -ONS; Research & Development - R&D; Energetic Efficiency Program – PEE.

Amounts of Sectorial Charges and Costs of Transmission on the Prior Benchmark Date (DRA) and on the Date of the Readjustment being Processed (DRP) are contained in the following table:

Table 130 - Sectorial Charges

Sectorial charges	DRP	DRA
RGR	-	-
CCC	-	-
TFSEE	1,750,144	2,194,708
CDE	161,930,410	147,266,797
CFURH	-	-
ESS/EER	135,038,233	90,192,745
PROINFA	50,367,345	35,540,758
P&D	27,160,281	22,393,910
ONS	66,741	62,358
Source: ANEEL128

128 Technical Record No. 379/2016-SGT/ANEEL

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Table 131 - Transmission Costs

Transmission Costs	DRP	DRA
Basic Grid	45,164,466	46,115,824
Basic Grid Border	36,585,270	31,134,408
Basic Grid ONS (A2)	-	-
Basic Grid Export. (A2)	-	-
MUST Itaipu	-	-
Itaipu Transport	-	-
Connection	6,190,054	-
Use of the distribution system	-	-

Source: ANEEL[129]

The Prior Benchmark Date (DRA) is defined as the effective date of the latest ANEEL-homologated tariff process.

The Date of the Readjustment being Processed (DRP) is the effective date of the Annual Tariff Readjustment being analyzed for homologation by ANEEL.

The Annual Revenue (RA_0), as known as "Benchmark Revenue", is defined as the Annual Electric Power Provision, Supply, Consumption Revenue and Use of the Distribution Systems, calculated based on the economic tariffs homologated at DRA and the "Benchmark Market", therefore, excluding PIS/PASEP, COFINS, ICMS and the financial components external to the economic readjustment.

The Annual Revenue (RA_1) comprises the new utility's revenue on the DRP and corresponds to the sum of the new Installments "A" and "B". Therefore:

$$RA_1 = (VPA_1 + VPB_1)$$

Where:

VPA_1: Amount of Installment "A" on the Date of the Readjustment being Processed (DRP);
VPB_1: Amount of Installment "B" on the Date of the Readjustment being Processed (DRP).

[129] Technical Record No. 379/2016-SGT/ANEEL

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Table 132 - Benchmark Revenue and Annual Revenue
Amazonas	R$ ('000)
RA0	2,587,492
RA1	2,847,472

Source: ANEEL130

Amount of Installment “A” (VPA1), considering the effective conditions on the DRP and the Benchmark Market, is calculated by considering the Off-Balance Sheet Compensation of Variation of Amounts for Items of Installment A (CVA), which is adjusted by the SELIC Rate and includes the electric power related to the Isolated Systems: the average cost of power traded in the Regulated Contracting Territory (ACR), Transmission Costs and sectorial charges, with the amounts of the tables below.

Table 133 - CVA
			CVA Balance to
	Acre (R$'000)	CVA Being Pro-	be Offset
		cessed (R$'000)
			(R$'000)
	Power Purchase	94,333	(55,054)
	Transmission Costs	(23,284)	(100)
	Sectorial charges	40,419	(5,219)

		Source: ANEEL131

130 Technical Record No. 379/2016-SGT/ANEEL

131 Technical Record No. 379/2016-SGT/ANEEL

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Solvency Indicators

Draft of the new template for Agreement for Public Service Concession of Electric Power Distribution, issued on May 3, 2017 by Aneel and under the liability of the CEO, Romeu Donizete Rufino, sets forth, in its attachment II, the efficiency parameters in the economic and financial management, as follows:

Compliance with the Efficiency Criterion in relation to the Economic-Financial Management shall depend upon compliance with the following inequalities:

(I) EBITIDA ≥ 0 (until the end of 2020 and maintained in 2021, 2022 and 2023);

(II) [EBITIDA (-) QRR] ≥ 0 (until the end of 2021 and maintained in 2022 and 2023);

(III) {Net Debt / [EBITIDA (-) QRR]} ≤ 1 / (0,8 * SELIC) (until the end of 2022); and

(IV) {Net Debt / [EBITIDA (-) QRR]} ≤ 1 / (1,11 * SELIC) (until the end of 2023).

The first set of analyzed data corresponds to the amounts realized throughout 2019, since inequalities are verified as of the year following the agreement effective period. In such case, non-compliance with one of the conditions provided above, for two following years, as of 2019, shall lead to terminated concession, as exposed in clause eighteen of the agreement.

For AmE, one may note non-compliance with the inequalities only in 2019, not representing a risk for the concession.

Table 134 – Solvency Indicator

		2019	2020	2021	2022	2023
(I)	Parameter	0	0	0	0	0
	Indicator	418,137	499,221	690,248	933,346	790,153
	Inspection	TRUE	TRUE	TRUE	TRUE	TRUE
(II)	Parameter	0	0	0	0	0
	Indicator	329,819	407,089	594,206	776,842	627,028
	Inspection	TRUE	TRUE	TRUE	TRUE	TRUE
(III)	Parameter	13.8	14.1	14.3	14.3	14.3
	Indicator	13.7	10.0	5.8	3.3	2.4
	Inspection	TRUE	TRUE	TRUE	TRUE	TRUE
(IV)	Parameter	10.1	10.2	10.4	10.4	10.4
	Indicator	13.7	10.0	5.8	3.3	2.4
	Inspection	FALSE	TRUE	TRUE	TRUE	TRUE

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 179

Result Analysis

From the Forecast results, it is possible to analyze the evolved Revenue, Default, Costs and Financial Indicators' behaviors for the appraised company.

The results and analyses are exposed below with the purpose of indicating how the Forecasts behave along the period and detail non-linear results .

Analysis of Forecast Revenue

The following table contains the 2017 revenue behavior until the end of concession. Fluctuations noted for the gross income in Real terms are related to the Tariff Reviews occurring from 5 to 5 years and to the changes to Installment A, since changes occur to the Forecast electric power consumption during the period.

Table 135 – Evolved Gross Income

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	4,249	4,326	5,054	5,367	5,281	6,136	7,580	8,545	10,182	10,055	10,418
Revenue Growth Rate		1.80%	16.83%	6.19%	-0.36%	2.65%	9.24%	2.55%	1.54%	-1.25%	3.60%

Figure 25 – Evolved Revenue and Growth Rate

12,000
10,000
8,000
6,000
4,000
2,000
0
ROB (R$ MM)
20%
15%
10%
5%
0%
-5%
Growth Rate (%)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Gross Operating Income
Revenue Growth Rate

Ceres Inteligência Financeira 180

Analysis of Forecast Default

Forecast Default comprises the Real Non-Recoverable Revenues and is relevant for the analysis since it affects directly the Gross Operating Income of the appraised company. By analyzing the behavior of such Indicator, the decrease to the default rate throughout the Forecast period is noted.

Table 136 – Default

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Default (R$ MM)	11	10	11	12	12	15	17	19	21	22	22
Default Rate	2.6%	2.7%	2.5%	2.3%	2.1%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Figure 11 – Evolved Default

140
120
100
80
60
40
20
0
5%
4%
3%
2%
1%
0%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Default (R$MM)
Default Rate

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Analysis of Forecast Costs

In order to understand the Forecast costs, the choice was opening each cost, as may be noted in the following table:

Table 137 - Operating Costs and Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Power Purchase	2,040	2,075	2,079	2,287	2,234	2,415	2,838	3,213	3,811	3,889	3,966
Manageable Costs (PMSO & SG&A)	565	562	559	544	527	511	523	549	573	578	583
Sectorial charges (Costs)	32	194	228	232	247	268	306	355	405	414	414
Transmission Costs	15	90	107	108	115	125	142	164	187	192	191
Effect of Loss Difference (Reg-Real)	124	67	26	-6	-44	-119	-43	0	0	0	0
Total	2,652	2,921	2,973	3,171	3,123	3,319	3,809	4,281	4,976	5,074	5,154

As of 2020, the total costs present a minor variation in remaining years.

Figure 12 – Evolved Operating Costs

6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
Operating Costs (R$MM)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Power Purchase
Manageable Costs (PMSO and SG&A)
Sectorial Charges (Costs)
Transmission Cost
Effect of Loss Difference (Reg-Real)

Table 138 – Costs versus EBITDA

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Manageable Costs (PMSO & SG&A)	-565	-562	-559	-544	-527	-511	-523	-549	-573	-578	-583
EBITDA	224	-92	394	451	461	929	1,356	1,482	1,905	1,708	1,886
Manageable Costs/ EBITDA	252.3%	610.2%	-141.9%	120.6%	114.2%	55.0%	38.6%	37.0%	30.1%	33.9%	30.9%

Analysis of manageable costs evidences, in Real terms, that there is no margin or scale earnings throughout years, reaching Cost/EBITDA percentages of 55% in 2030, which predicts expanded income difference. In 2040 these levels are reduced to 37%.

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Figure 28 - Costs versus EBITDA

2,500
2,000
1,500
1,000
500
-
-500
R$MM
900%
700%
500%
300%
100%
-100%
-300%
-500%
-700%
Gross Margin (%)
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Manageable Costs (PMSO and SG&A)
EBITDA
Manageable Costs / EBITDA

Power Purchase consists in the most relevant non-manageable cost in the total cost.

Figure 13 – Evolved Costs with Power Purchase

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Cost (R$ MM)
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Power Purchase

Transmission Costs are adjusted as of 2018, maintaining slight growth throughout the period, as may be noted in the following chart:

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Figure 14 – Evolved Transmission Costs

250
200
150
100
50
0
Cost (R$MM)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Transmission Cost

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PMSO Analyses

For expenses with PMSO (Personnel, Material, Services and Others), accounts of Personnel and Services are the most significant. Personnel consists in expenditures with employees' compensation, including salaries, payroll and further legal and/or contractual liabilities. The PMSO growth is kept growing and with small variations in the growth percentage along the years in question.

Table 139 – PMSO Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Personnel	248	260	275	277	304	342	403	489	593	616	641
Material	9	10	10	11	11	8	8	10	13	14	15
Services	221	227	234	241	304	406	553	751	1,007	1,066	1,128
Others	72	73	73	74	98	100	114	142	176	184	192
Total	550	571	593	602	718	857	1,078	1,392	1,789	1,880	1,976

The Effective PMSO analysis indicates increased representativeness of the Personnel and Services accounts. It also shows, from 2035 to 2045, increased scale earning in the Third-Party Personnel and Services accounts, although there are proportional decreases in all accounts in view of the currently realized amounts, as compared to the company's operating income.

Figure 31 – Evolved PMSO

2,500
2,000
1,500
1,000
500
0
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Personnel
Material
Services
Other

From the assumptions made herein, the Regulatory PMSO is calculated in the Tariff Reviews according to PRORET instructions as a component of Installment B, representing the fair value considered by ANEEL for the company to offset its expenses according to a series of efficiency analyses by considering its structure and market. Thus, comparison between Effective and Regulatory PMSO allows for checking that the PMSO either generates or destroys the amount for the utility.

Ceres Inteligência Financeira 185

Forecasts of Amazonas Energia Regulatory PMSO, calculated from the assumptions considered herein, are lower than those of the Effective PMSO in some years and higher in other years, as shown in the following chart. The difference between both items' VPL, in Real terms, discounted by the pattern WACC rate, considering, in a simplified manner, a tax shield of 34%, results into negative value of R$ 39,129 Thousand, i.e., for Eletroacre the PMSO destroys the amount for economic-financial appraisal. It's worth stressing that the Regulatory PMSO from Nov/2017 to Oct/2023 is equal to R$ 627,198,364.00 (to 2016 amounts, beinf adjusted by the IPCA from Nov/2017 to Nov/2016 and by IGP-M and X Factor after Nov/2017), as per paragraph 43 of NT 149/2017-SRM/SGT/SRD/SFF/ANEEL.

Figure 15 – Forecast Effective and Regulatory PMSO

2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
Effective PMSO
Regulatory PMSO

Source: Ceres Inteligência Financeira

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Gross Margin and EBITDA Analysis

For the purpose of expanding the result analysis and crossing different data, the following table was created, showing the behavior of Gross Margin with the accounts impacting directly upon such Indicator, in the case, Net Operating Revenue, Total Operating Cost and Gross Profit.

Table 140 – Analysis of Net Revenue, Costs and Gross Margin

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Net Operating Revenue	2,999	2,895	3,392	3,616	3,540	4,130	5,122	5,763	6,881	6,782	7,040
Total Operating Cost	2,776	2,987	2,998	3,166	3,079	3,200	3,766	4,281	4,976	5,074	5,154
Gross Profit	789	470	953	994	988	1,441	1,879	2,031	2,479	2,286	2,469
Gross Margin	26.30 %	16.22 %	28.10 %	27.50 %	27.91 %	34.89 %	36.68 %	35.24 %	36.02 %	33.71 %	35.07 %

Decreased Gross Margin in 2018 is due to increased operating costs surpassing the increased Net Operating Revenue, resulting into decreased Gross Profit in the period. For the remaining years, the Indicator was maintained with slight variations.

Figure 33 – Evolved Operating Indicators: Gross Margin

R$ MM
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
Gross Margin (%)
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Net Operating Revenue
Operating Cost
Gross Profit
Gross Margin

The following table shows the behavior of the EBITDA Margin with the accounts with a direct impact upon such Indicator, in this case, gross profit (which is comprised by the Net Income, considering the costs) and Expenses.

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Table 141 – Evolved EBITDA, Gross Profit and Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
EBITDA	224	-92	394	451	461	929	1,356	1,482	1,905	1,708	1,886
EBITDA Margin	7.47%	-3.18%	11.62%	12.47%	13.03%	22.51%	26.47%	25.72%	27.69%	25.19%	26.79%
Gross Profit	789	470	953	994	988	1,441	1,879	2,031	2,479	2,286	2,469
Expenses	550	571	593	602	718	857	1,078	1,392	1,789	1,880	1,976

By the chart, the EBITDA Margin is seen to have decreased in 2018, caused by the decreased Gross Profit combined with the increased Expenses, and began to reassume the Indicator growth in 2019. After 2020, the remaining years had reduced variations.

Figure 34 – Evolved Operating Income: EBITDA Margin

R$ MM
EBITDA Margin (%)
Axis Title
EBITDA
Gross Profit
Expenses
EBITDA Margin

Ceres Inteligência Financeira 188

Analyses of Financial Indicators

The following table provides company’s summary financial indicators. From the table, it is possible to note that 2018 had the worst results for Net Margin, Gross Margin and EBITDA, associated with increased costs and expenses not followed by revenue growth. In respect of the Return on Invested Capital Indicator, the year 2018 was negative, due to negative EBIT for the period and, as of 2019, the Indicator remained positive. In relation to Return on Assets, in turn, which shows how capable the company’s profit is to finance its assets, is negative for the years 2017 to 2019 and 2026, due to the negative net profit for the period, and positive for remaining years.

Table 142 – Summary Financial Indicators 2017 to 2026 (1 of 3)

Financial Indicators		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
		26.30	16.22	28.10	27.50	31.30	34.46	31.67	27.86	27.91	24.59
Gross Margin		%	%	%	%	%	%	%	%	%	%
				11.62	12.47	16.48	20.43	17.08	12.85	13.03
EBITDA Margin		7.47%	-3.18%	%	%	%	%	%	%	%	9.08%
		-	-
		23.39	22.40					11.26			-
Net Margin		%	%	-7.96%	1.71%	9.77%	0.32%	%	2.61%	3.99%	9.22%
Return on Invested Capital (ROIC)		0.84%	-2.30%	1.27%	1.45%	2.45%	3.80%	2.69%	1.44%	1.53%	0.20%
											-
Return on Assets (ROA)		-7.85%	-6.52%	-2.59%	0.57%	3.20%	0.11%	3.87%	0.88%	1.40%	3.11%

Source: Ceres Inteligência Financeira, based on Company’s Financial Statements

Table 143 – Summary Financial Indicators 2027 to 2036 (2 of 3)

Financial Indicators		2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
		33.29	30.62	34.92	34.89	35.23	34.99	35.80	32.69	36.68	34.62
Gross Margin		%	%	%	%	%	%	%	%	%	%
		19.46	16.60	22.13	22.51	23.25	23.38	24.40	21.62	26.47	24.33
EBITDA Margin		%	%	%	%	%	%	%	%	%	%
		10.97	21.15	12.61	14.65		19.80	32.57	16.38	20.82
Net Margin		%	%	%	%	6.05%	%	%	%	%	8.32%
Return on Invested Capital (ROIC)		3.37%	2.18%	4.29%	4.87%	5.03%	4.67%	4.61%	4.01%	5.80%	5.25%
								10.41
Return on Assets (ROA)		4.01%	7.00%	4.44%	5.15%	2.16%	6.77%	%	5.27%	7.12%	2.91%

Source: Ceres Inteligência Financeira, based on Company’s Financial Statements

Table 144 – Summary Financial Indicators 2037 to 2047 (3 of 3)

Financial Indicators	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
	33.80	33.81	35.42	35.24	34.99	34.80	32.07	35.47	36.02	33.71	35.07
Gross Margin	%	%	%	%	%	%	%	%	%	%	%
	23.57	23.74	25.76	25.72	25.57	25.48	22.98	27.10	27.69	25.19	26.79
EBITDA Margin	%	%	%	%	%	%	%	%	%	%	%
	21.51	31.99	17.35	17.55		21.32	31.72	18.36	19.26	13.01	21.52
Net Margin	%	%	%	%	5.58%	%	%	%	%	%	%
Return on Invested Capital (ROIC)	4.88%	5.24%	6.64%	7.31%	7.49%	7.35%	6.22%	9.14%	9.95%	8.86%	9.85%
		11.62					13.10				10.68
Return on Assets (ROA)	7.60%	%	6.87%	7.35%	2.44%	9.31%	%	8.52%	9.35%	6.34%	%

Source: Ceres Inteligência Financeira, based on Company’s Financial Statements

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Final Forecasts and Appraisal Results

Forecast DRE

Table 145 – Forecast DRE Eletrobras Distribuição Amazonas

Income Statement	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047

Gross Operating Income	4,137,150	4,398,925	5,362,675	5,939,697	7,192,360	10,284,780	15,627,765	21,673,005	31,767,897	32,704,647	35,312,974
Operating Revenue	4,103,859	4,805,167	5,129,414	5,565,004	7,152,403	10,151,606	14,966,876	21,312,676	31,013,807	32,366,696	34,445,993
Revenue from Financial
	(106,099)	(542,480)	131,430	134,474	(12,943)	67,346	578,973	258,393	627,243	205,434	728,539
Components
Other Revenues	36,784	38,751	40,581	42,466	52,899	65,828	81,916	101,935	126,848	132,518	138,441
(-) Deductions	(1,217,203)	(1,454,729)	(1,762,921)	(1,937,200)	(2,370,594)	(3,363,229)	(5,067,541)	(7,055,514)	(10,299,869)	(10,647,168)	(11,448,954)
(-) ICMS	(738,066)	(784,831)	(957,977)	(1,061,502)	(1,285,103)	(1,839,411)	(2,798,253)	(3,882,792)	(5,695,389)	(5,862,983)	(6,331,416)
(-) PIS/COFINS	(382,686)	(406,901)	(496,047)	(549,422)	(665,293)	(951,342)	(1,445,568)	(2,004,753)	(2,938,530)	(3,025,180)	(3,266,450)
(-) Real Non-
	(64,228)	(61,986)	(67,078)	(68,964)	(83,738)	(120,257)	(184,534)	(258,199)	(380,902)	(392,456)	(424,146)
Recoverable Revenues
(-) Sectorial charges
	(32,222)	(201,012)	(241,819)	(257,313)	(336,460)	(452,218)	(639,187)	(909,769)	(1,285,047)	(1,366,549)	(1,426,942)
(Deductions)
Net Operating Revenue	2,919,947	2,944,195	3,599,754	4,002,496	4,821,766	6,921,551	10,560,223	14,617,491	21,468,029	22,057,479	23,864,020
(-) Operating costs and
	(2,703,710)	(3,036,425)	(3,181,617)	(3,503,275)	(4,194,575)	(5,363,865)	(7,765,359)	(10,858,394)	(15,525,600)	(16,499,339)	(17,470,516)
expenses
(-) Manageable Costs
	(550,110)	(570,660)	(593,205)	(601,886)	(717,572)	(856,812)	(1,077,878)	(1,391,565)	(1,789,204)	(1,880,332)	(1,975,583)
(PMSO & SG&A)
(-) Power Purchase	(1,987,018)	(2,109,365)	(2,206,507)	(2,530,879)	(3,043,997)	(4,048,186)	(5,850,919)	(8,150,263)	(11,888,504)	(12,647,103)	(13,443,607)
(-) Effect of Loss Differ-
	(120,528)	(67,593)	(27,330)	6,433	60,275	199,542	88,505	-	-	-	-
ence (Reg - Real)
(-) Transmission Costs	(14,657)	(91,951)	(113,077)	(120,105)	(157,180)	(209,107)	(293,086)	(416,732)	(584,638)	(623,973)	(648,938)
(-) Sectorial charges
	(31,399)	(196,855)	(241,498)	(256,838)	(336,101)	(449,302)	(631,981)	(899,835)	(1,263,254)	(1,347,932)	(1,402,387)
(Costs)
EBITDA	216,237	(92,229)	418,137	499,221	627,191	1,557,686	2,794,864	3,759,096	5,942,428	5,558,140	6,393,504
(-) Depreciation & Amorti-
	(128,788)	(193,736)	(243,375)	(280,773)	(369,358)	(389,749)	(609,271)	(860,044)	(1,141,854)	(1,204,011)	(1,297,889)
zation
(-) IFRS Depreciation	(84,852)	(117,936)	(146,172)	(178,068)	(260,430)	(275,047)	(493,241)	(810,680)	(1,102,713)	(1,163,005)	(1,253,933)
(-) Depreciation	(43,936)	(75,800)	(97,203)	(102,704)	(108,928)	(114,701)	(116,030)	(49,364)	(39,141)	(41,006)	(43,956)
EBIT	87,449	(285,965)	174,762	218,448	257,833	1,167,937	2,185,593	2,899,053	4,800,575	4,354,129	5,095,615
(-) Financial Expenses	(1,024,713)	(639,750)	(603,927)	(561,667)	(175,302)	(253,064)	(364,679)	(442,183)	(350,678)	(265,583)	(118,165)
(+) Financial Revenues	(114,255)	(78,381)	(20,440)	377,317	162,825	389,911	1,120,408	949,674	990,211	(325,596)	1,790,864
(+) Cash Financial Rev-
	846	(0)	(0)	0	997	130,805	510,858	209,025	4,440	4,547	4,797
enue
(+) Adjustment for In-
	(115,102)	(78,381)	(20,440)	377,317	161,828	259,106	609,550	740,650	985,771	(330,143)	1,786,067
flation of Financial Assets
EBT	(1,051,520)	(1,004,097)	(449,605)	34,098	245,355	1,304,784	2,941,323	3,406,544	5,440,107	3,762,950	6,768,314
(-) Income Taxes	367,483	346,513	163,201	34,540	(53,540)	(290,440)	(742,374)	(840,966)	(1,307,028)	(892,084)	(1,632,781)
(-) CSLL	89,658	86,537	41,848	34,112	(3,463)	(59,735)	(156,173)	(173,595)	(280,743)	(257,988)	(314,011)
(-) IRPJ	249,049	240,381	116,243	94,757	(9,620)	(165,929)	(433,813)	(482,208)	(779,842)	(716,632)	(872,253)
(-) Taxes deferred from
	28,775	19,595	5,110	(94,329)	(40,457)	(64,777)	(152,388)	(185,162)	(246,443)	82,536	(446,517)
Financial Assets
Net Profit	(684,037)	(657,583)	(286,404)	68,638	191,815	1,014,343	2,198,949	2,565,578	4,133,080	2,870,866	5,135,533

Source: Ceres Inteligência Financeira

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Indirect Cash Flow

Table 146 – Forecast Indirect Cash Flow Eletrobras Distribuição Amazonas

Indirect Cash Flow	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Cash Flow of Operations	(2,071,211)	(11,947)	409,169	493,056	616,753	1,523,896	2,878,267	3,531,034	5,325,877	4,940,502	5,677,470
(+) Net Profit	(684,037)	(657,583)	(286,404)	68,638	191,815	1,014,343	2,198,949	2,565,578	4,133,080	2,870,866	5,135,533
(+) Reverse Entry: Depreciation & Amortization	128,788	193,736	243,375	280,773	369,358	389,749	609,271	860,044	1,141,854	1,204,011	1,297,889
(+) Reverse Entry: Financial Expenses	1,024,713	639,750	603,927	561,667	175,302	253,064	364,679	442,183	350,678	265,583	118,165
(+) Reverse Entry: IFRS Financial Revenue	115,102	78,381	20,440	(377,317)	(161,828)	(259,106)	(609,550)	(740,650)	(985,771)	330,143	(1,786,067)
(+) Reverse Entry: IFRS Deferred Taxes	(28,775)	(19,595)	(5,110)	94,329	40,457	64,777	152,388	185,162	246,443	(82,536)	446,517
(Δ) Deferred Taxes	(338,995)	(326,918)	(158,091)	(128,869)	(3,261)	77,653	178,412	250,601	453,889	417,032	507,700
(Δ) Assets e Liabilities + Indemnity	(2,288,007)	80,282	(8,968)	(6,165)	4,910	(16,583)	(15,881)	(31,885)	(14,296)	(64,596)	(42,268)
Cash Flow of Investments	(425,305)	(1,223,789)	(966,988)	(687,328)	(331,495)	(459,096)	(564,765)	(694,754)	(854,663)	(2,292,536)	(2,488,282)
(-) CapEx from Maintenance	(181,415)	(755,427)	(192,639)	(20,131)	(4,543)	(5,589)	(6,875)	(8,458)	(10,404)	(10,844)	(11,303)
(-) CapEx from Maintenance Property, Plant & Equipment	(181,415)	(755,427)	(192,639)	(20,131)	(4,543)	(5,589)	(6,875)	(8,458)	(10,404)	(10,844)	(11,303)
(-) CapEx from Installation	(243,890)	(468,362)	(774,350)	(667,197)	(326,952)	(453,508)	(557,890)	(686,297)	(844,259)	(2,281,692)	(2,476,979)
(-) Financial CapEx from Installation	(233,596)	(455,108)	(752,438)	(648,316)	(317,700)	(440,674)	(542,102)	(666,876)	(820,368)	(2,217,125)	(2,406,886)
(-) CapEx from Installation Property, Plant & Equipment	(10,295)	(13,254)	(21,912)	(18,880)	(9,252)	(12,833)	(15,787)	(19,421)	(23,891)	(64,567)	(70,093)
Cash Flow of Financing Operations	2,397,125	1,235,736	557,820	194,272	(273,847)	(181,080)	(662,738)	(3,141,606)	(4,470,229)	(2,643,516)	(3,186,275)
(-) Dividends Paid	-	-	-	-	-	-	(268,074)	(2,422,758)	(3,080,161)	(1,591,192)	(808,225)
(+) Capital Contributions | (Reduction)	7,955,588	1,462,622	1,335,001	1,194,320	244,967	-	-	-	-	-	-
(+) Funds Received for Investments	181,415	755,427	192,639	20,131	4,543	5,589	6,875	8,458	10,404	10,844	11,303
(+) Loans Received	498,578	341,881	371,688	320,254	156,937	217,684	267,787	329,422	405,244	1,095,212	-
(-) Loans Repaid	(5,080,046)	(759,329)	(784,452)	(818,945)	(506,709)	(151,288)	(304,647)	(614,545)	(1,455,039)	(1,892,798)	(2,271,188)
(-) Interest Paid from Loans	(1,158,409)	(564,865)	(557,055)	(521,488)	(173,584)	(253,064)	(364,679)	(442,183)	(350,678)	(265,583)	(118,165)
Total Cash Fluctuation	(99,391)	-	-	0	11,412	883,720	1,650,764	(305,326)	985	4,450	2,912
Final Balance	0	(0)	(0)	0	11,412	2,051,766	6,875,673	2,343,694	51,311	55,760	58,672

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 191

FCFF

Table 147 – Forecast Cash Flow to Firm Eletrobras Distribuição Amazonas

Free Cash Flow to Firm	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
(+) EBITDA	216,237	(92,229)	418,137	499,221	627,191	1,557,686	2,794,864	3,759,096	5,942,428	5,558,140	6,393,504
(-) Income Taxes (Except Fin.
Rec.)	(23,882)	(2,714)	(33,594)	(43,468)	(63,020)	(241,420)	(503,088)	(689,975)	(1,568,039)	(1,480,404)	(1,732,509)
(+)Δ Assets & Lia ilities + I -
demnity	(2,288,007)	80,282	(8,968)	(6,165)	4,910	(16,583)	(15,881)	(31,885)	(14,296)	(64,596)	(42,268)
(-) CAPEX	(243,890)	(468,362)	(774,350)	(667,197)	(326,952)	(453,508)	(557,890)	(686,297)	(844,259)	(2,281,692)	(2,476,979)
Cash Flow to Firm (Nominal)	(2,339,543)	(483,023)	(398,775)	(217,609)	242,130	846,175	1,718,006	2,350,940	3,515,835	1,731,448	2,141,748
Cash Flow to Firm (Real)	(2,446,184)	(475,010)	(376,043)	(197,084)	177,887	504,553	833,117	926,477	1,126,918	531,402	631,177

Source: Ceres Inteligência Financeira

Results

When considering all assumptions described in the previous sections and the general assumptions of the appraisal, it is possible to calculate the Cash Flow and the firm’s and shareholder’s valuations. The cost of own capital is 10.77% and the weighted average cost of capital is 7.57% per year and its calculation log may be analyzed in the specific section “Regulatory WACC and Discount Rate Calculation”.

Table 148 - Results from Appraisal Eletrobras Distribuição Amazonas
Pattern Results	Valuation
Methodologies	R$'000
Free Cash Flow to Firm (FCFF)	(8,290,992)

Source: Ceres Inteligência Financeira

The following table contains the key appraised components segregated, focused on the Cash Flow to Firm. Items “Cash (DD)”, “Debt (DD)” and “Contingencies (DD)” comprise the recommendations of the Due Diligence conducted and refer to the balances dated Dec/16. The Enterprise Value was calculated considering the flow from March 2018 to February 2048 and refers to the base date of February 2018.

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Table 149 – Valuation Components
Pattern Results
Methodologies	Free Cash Flow to Firm (FCFF) R$'000
Enterprise Value	2,828,419
Cash (DD)	99,391
Gross Debt (DD)	(10,058,418)
Contingencies (DD)	(1,160,384)
Valuation	(8,290,992)

Source: Ceres Inteligência Financeira

We highlight that the EV values have their base date in March 1, 2018. In turn, the amounts verified in the Due Diligence for Cash, Gross Debt and Contingencies were reported for December 2016. In summary, either such balances are required to be Forecast for the appraisal date or exclusive date should be used to appraise all such structures, having to be adjusted by some adjustment Indicator until the effective date of settling the disposal. In this case, IPCA was adopted for application of the adjustment accruing over the Enterprise Value.

The following table contains the results of the Enterprise Value respectively adjusted as per the IPCA indexer, for the base date of December 31, 2016. Such adjusted result is, therefore, on the same base date of the Net Debt balance and the contingencies indicated by the Accounting-Capital Due Diligence.

Table 150 – Adjusted Enterprise Value
		Free Cash Flow to Firm (FCFF)
Base date Enterprise Value		Feb/2018	Dec/2016
Adjustment on Enterprise Value		-	IPCA
Enterprise Value (R$)	A	2,828,419,335.80	2,687,563,915.43
Cash (R$)	B	99,391,000.00	99,391,000.00
Gross Debt (R$)	C	(10,058,418,395.23)	(10,058,418,395.23)
Net Debt (R$)	B+C	(9,959,027,395.23)	(9,959,027,395.23)
Tax, labor and social security contingencies (R$)	D	(603,104,000.00)	(603,104,000.00)
Legal Contingencies (R$)	E	(373,230,168.53)	(373,230,168.53)
Actuarial Adjustments (R$)	F	445,310.00	445,310.00
Environmental Adjustments (R$)	G	(184,495,398.57)	(184,495,398.57)
	A+B+C+D
Valuation (R$)	+E+F+G	(8,290,992,316.53)	(8,431,847,736.90)
Source: Ceres Inteligência Financeira

Forecast Cash and gross indebtedness balances for the company in Feb/18 are shown in the following table. Such balances may be comprised in the valuation analysis considering the base date of March 01, 2018. It should be stressed that the contingencies balance is not contained in such items.

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Table 151 – Forecast Cash and Gross Debt Balance
Forecast	Benchmark Date	R$'000
Cash	Feb/18	0
RGR Balance	Feb/18	(461,988)
Remaining Debt	Feb/18	(4,915,023)
Source: Ceres Inteligência Financeira

Sensitivity Analysis

Table 152 - WACC and BRRL Sensitivity – Enterprise Value
Enterprise				BRRL Multiplier
	Value
		1.0	1.5	2.0	2.5	3.0	3.5
(R$'000)
	6.00%	3,951,937	4,736,882	5,477,771	6,188,766	6,876,387	7,544,833
	6.50%	3,498,087	4,238,586	4,937,896	5,609,528	6,259,587	6,891,977
	7.00%	3,096,946	3,796,874	4,458,232	5,093,918	5,709,659	6,309,089
	7.50%	2,741,895	3,404,709	4,031,351	4,634,143	5,218,459	5,787,689
	7.57%	2,687,564	3,344,586	3,965,809	4,563,465	5,142,873	5,707,386
WACC (Re al p. a. )	8.00%	2,427,196	3,055,989	3,650,807	4,223,428	4,778,906	5,320,407
	8.50%	2,147,867	2,745,407	3,310,990	3,855,881	4,384,837	4,900,820

			Source: Ceres Inteligência Financeira

Table 153 - WACC and BRRL Sensitivity – Valuation
Valuation				BRRL Multiplier
(R$'000)		1.0	1.5	2.0	2.5	3.0	3.5
	6.00%	(7,167,474)	(6,382,529)	(5,641,640)	(4,930,646)	(4,243,024)	(3,574,579)
	6.50%	(7,621,324)	(6,880,825)	(6,181,515)	(5,509,883)	(4,859,824)	(4,227,434)
	7.00%	(8,022,465)	(7,322,538)	(6,661,179)	(6,025,493)	(5,409,752)	(4,810,323)
	7.50%	(8,377,516)	(7,714,702)	(7,088,060)	(6,485,269)	(5,900,953)	(5,331,722)
	7.57%	(8,431,847)	(7,774,826)	(7,153,602)	(6,555,947)	(5,976,538)	(5,412,026)
WACC (Real p. a. )	8.00%	(8,692,215)	(8,063,423)	(7,468,605)	(6,895,984)	(6,340,506)	(5,799,005)
	8.50%	(8,971,544)	(8,374,004)	(7,808,421)	(7,263,530)	(6,734,574)	(6,218,591)

			Source: Ceres Inteligência Financeira

The BRRL sensitivity analysis indicates, if the secured base unification process is successful, that 50% increase to the base for Amazonas would increase the Enterprise Value at approximately R$ 657 million.

In relation to the discount rate, in turn, when considering the WACC rate from 6% to 8.5% per year, the Enterprise Values respectively vary from R$ 3.952 billion to R$ 2.148 million.

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Appraisal by Multiples

The companies were appraised by multiples by calculating some multiples for different groups of comparable companies. Amounts of the appraised companies used when calculating the multiples were maintained for the different groups of comparable companies and are represented in the following table:

Table 154 – Data from Eletrobras Distribuição Amazonas for appraisal by multiples (R$'000)

	UC	Fin Asset + intangible	EBITDA 2020	EBITDA 2023	Revenue 2016	Revenue 2020	Revenue 2023	BRR 2016	VPB 2016	VPB 2019
Amazonas	948,562	2,268,890	357,397	462,632	1,429,680	1,439,943	1,432,524	953,670	386,332	792,15

Source: Financial statements, SAMP, SPARTA and Ceres Inteligência Financeira

Figures of consuming units were obtained from the financial statements and the report of the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[132]. The 2020 EBITDA, 2023 EBITDA, Net Operating Revenue (ROL) for 2020 and 2023 were obtained in Forecasts conducted by Ceres. The 2016 Net Operating Revenue was obtained from the financial statements of each company.

The considered Total Net Compensation Basis is the same as that of chapter "BRR Flow" for the utility at 4CRTP, which considers the company's Full Appraisal Report[133]. Finally, Amount of Installment B was obtained at the SPARTA spreadsheets of the tariff review of each of the companies[134] and the Annual Tariff Readjustment of each company[135] and Amount of Installment B for 2019 was calculated by Ceres, multiplying required power and Installment B.

Only in the case of Amazonas, income values were calculated also from multiples, so as to have the same average proportion of net operational income and value of installment B of other companies evaluated. That is because the company presents a high volume of installment A in the income that does not impact the end result of Amazonas.

Thus, the average of each of the multiples was calculated $\frac{ROL\ 2016}{VPB\ 2016}$, $\frac{ROL\ 2020}{VPB\ 2016}$ and $\frac{ROL\ 2023}{VPB\ 2016}$ of other distributors evaluated, so that it would be possible to multiply each of the indicators by VPB 2016 of Amazonas in order to obtain respectively the ROL 2016, ROL 2020 and ROL 2023 for Amazonas.

---

[132] SAMP Report (ANEEL Website). Accessed on: May 5 2017.

[134] CELPA: Open Court ANEEL 038/2012
CELPE: Open Court ANEEL 008/2013
CEMAR: Open Court ANEEL 054/2013
COSERN: Open Court ANEEL 009/2013

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Table 155 - Multiples for Net Operating Income of Amazonas

	Acre	Alagoas	Piauí	Rondônia	Roraima	Average
ROL 2016/VPB 2016	2.69	3.10	2.96	4.61	5.13	3.70
ROL 2020/VPB 2016	2.72	3.69	3.75	3.78	4.70	3.73
ROL 2023/VPB 2016	2.72	3.59	3.73	3.81	4.70	3.71

Source: Ceres Inteligência Financeira

Forecast amounts for EBITDA 2020 and 2023, Net Operating Revenue 2020 and 2023, and VPB 2019 were carried at their present value in December 2016. The discount rate used was the average WACC, used in the Forecast pattern, with the value of 7.57%.

Most of these companies used for comparison were privatized over 15 years ago, such companies are consolidated as private companies. Thus, the EV itself is not directly comparable, since upon acquisition of such value it could suffer some discount. Such discount would be justifiable by the investment, improvements and optimizations already conducted throughout such years in the companies privatized in the 1990's or even the reported private companies, which implies current consolidated values with such valuations previously incorporated. The appraised company is going through less advanced performance stage in most of its managerial Indicators, which could encourage these possible discounts.

Companies Privatized from 1997 to 2000

The first group of comparable companies are four of the electric power distribution companies which were privatized between 1997 and 2000: CEMAR, CELPE, CELPA and COSERN. The calculated multiples were:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Total\ Net\ Compensation\ Basis}$
- $\frac{Enterprise\ Value}{Amount\ of\ Installment\ B}$

The Enterprise Value was obtained through the CVM website. Amounts for EBITDA and Net Operating Revenue were obtained from the financial statements of each company. Numbers of Consuming Units were obtained from the financial statements and the report from the System for Market Infor-

Ceres Inteligência Financeira 196

mation Monitoring for Economic Regulation (SAMP) of ANEEL136. In turn, amounts for Net Compensation Basis and Amount of Installment B were obtained in the SPARTA spreadsheets of the tariff review of each of the companies137 and from the Annual Tariff Readjustment of each company138.

Multiples for each year from 2010 to 2016 were calculated. All cash values were brought to the base date of December 2016 from the Broad National Consumer Price Index (IPCA).

With the amounts of multiples for each year, the simple arithmetic average for each company was calculated. From average values, the average between companies was calculated to obtain the amount of each multiple.

Table 156 - Multiples Companies Privatized from 1997 to 2000
Multiples	CEMAR	CELPE	CELPA	COSERN	Average
EV/UC	1.94	1.38	2.27	2.00	1.90
EV/EBITDA	6.09	7.61	7.83	6.28	6.96
EV/ Reve-
nue	1.45	0.99	1.56	1.43	1.36
EV/BRR	1.69	-	2.37	-	2.03
EV/VPB	4.36	2.60	3.89	4.95	3.95
	Source: Ceres Inteligência Financeira

By obtaining the averages of each multiple and multiplying them by the respective assumption of appraised company, we get to the estimated value, like the following example:

136 SAMP Report (ANEEL Website). Accessed on: May 05, 2017.

137 CELG: Open Court ANEEL 062/2013.

138 Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

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$$\left(\frac{Enterprise\ Value}{EBITDA}\right) xEBITDA_{Amazonas} = Enterprise\ Value_{Amazonas}$$

Thus, the following values as to Enterprise Value were found for each of the companies appraised, by multiplying the previous table's multiples with the information of the appraised ones:

Table 157 - Enterprise Value from the Multiples of Companies Privatized from 1997 to 2000 (R$'000)

EV	Amazonas
EV/UC	1,800,214
EV/EBITDA 2020	2,593,361
EV/EBITDA 2023	3,297,772
EV/Revenue 2016	1,938,754
EV/Revenue 2020	1,979,403
EV/Revenue 2023	1,969,915
EV/BRR	1,896,794
EV/VPB 2016	1,525,588
EV/VPB 2019	3,248,766

Source: Ceres Inteligência Financeira

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Publicly Held Companies

The second group of comparable companies are four of the publicly held companies from the electric power industry. The companies Ampla, Celesc, Eletropaulo and Equatorial were selected, due to their high concentration level on the electric power distribution market and their liquidity in the stock exchange. The following multiplex were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Total\ Net\ Compensation\ Basis}$
- $\frac{Enterprise\ Value}{Amount\ of\ Installment\ B}$

The Enterprise Value was obtained through CVM website for companies Eletropaulo and Equatorial. For Celesc and Ampla, in turn, the EV was calculated by the market value of preferred and common shares on the last day of the year added to the debt amount (loans, financing and debentures) found in the Balance Sheet of the financial statements of each year. Amounts for EBITDA, and Net Operating Revenue and Consuming Units were obtained from the financial statements of each company. The amounts for Net Compensation Basis and Amount of Installment B, in turn, were obtained from the SPARTA spreadsheets of the tariff review of each of the companies[139] and from the Annual Tariff Readjustment of each company[140].

For Celesc, since the company is comprised of Celesc Geração e Transmissão and Celesc Distribuição, the proportion $\frac{Shareholders' Equity\ Celesc\ Distribuição}{Total\ Shareholders' Equity\ Celesc}$ was used to find the Enterprise Value share which would apply only to Celesc Distribuição, applying such proportion to the EV.

The multiples for each ranging from 2013 to 2016 were calculated. All cash values were carried to the base date of December 2016 from the Broad National Consumer Price Index (IPCA).

With the amounts of multiples for each year, the simple arithmetic average for each company was calculated. From average values the weighted average between the companies was calculated, with the weighting being always conducted by the average of Enterprise Values of each of the comparable utilities.

---

[139] Ampla: Open Court ANEEL 131/2013
Celesc: Open Court ANEEL 032/2012
Eletropaulo: Open Court ANEEL 025/2012
[140] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

Ceres Inteligência Financeira 199

Table 158 - Multiples Publicly Held Companies
Multiples	Ampla	Celesc	Eletropaulo	Equatorial	Average	Weighted Average
EV/UC	2.50	0.46	0.66	2.25	1.47	1.92
EV/EBITDA	11.85	3.07	5.99	9.06	7.49	9.01
EV/Revenue	1.46	0.19	0.37	1.38	0.85	1.14
EV/BRR	1.57	0.52	0.72		0.94	1.18
EV/VPB	4.94	0.86	1.55		2.45	3.38
		Source: Ceres Inteligência Financeira

As shown previously, the amounts of multiples above were used, multiplying them by the multiples of the appraised companies to obtain the Enterprise Value.

Table 159 - Enterprise Value from the Multiples of Publicly Held Companies (R$’000)
EV	Amazonas
EV/UC	1,822,713
EV/EBITDA 2020	3,361,315
EV/EBITDA 2023	4,274,318
EV/Revenue 2016	1,634,172
EV/Revenue 2020	1,668,435
EV/Revenue 2023	1,660,437
EV/BRR	1,102,806
EV/VPB 2016	1,305,930
EV/VPB 2019	2,781,000

Source: Ceres Inteligência Financeira

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Similar Transactions

Another applicable multiple method is that of similar market transactions. Based on sums transacted in disposal of business from the same gender, comparable EV values are obtained for the analyzed companies.

CELG Distribuição

The auction of CELG Distribuição occurred in November 2016. The following Indicators were calculated for the transaction:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Total\ Net\ Compensation\ Basis}$
- $\frac{Enterprise\ Value}{Amount\ of\ Installment\ B}$

CELG D is a privately-held company comprising Companhia ENEL Brasil S.A. and, thus, Enterprise Value calculations only for CELG Distribuição are not available. The 2016 Enterprise Value for CELG D was considered as the sum of the company's privatization value, conducted in November 2016, and the debt transferred to its purchaser. EBITDA and Net Operating Revenue values were obtained from the financial statements of CELG Distribuição. Number of Consuming Units was obtained in the report of the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[141]. The Net Compensation Basis and Amount of Installment B values were obtained from the SPARTA spreadsheet of the tariff review[142] and the Annual Tariff Readjustment of each company[143]. With such data the following multiples were calculated:

Table 160 - Multiples CELGD

Multiples	CELG
EV/UC	1.71
EV/Revenue	1.17
EV/BRR	2.54
EV/VPB	3.90

Source: Ceres Inteligência Financeira

[141] SAMP Report (ANEEL Website). Accessed on: May 05, 2017.
[142] CELGD: Open Court ANEEL 062/2013.
[143] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

Ceres Inteligência Financeira 201

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised company to obtain the Enterprise Value (EV).

Table 161 - Enterprise Value from Multiples of CELG D (R$’000)
EV	Amazonas
EV/UC	1,624,127
EV/Revenue 2016	1,676,525
EV/Revenue 2020	1,711,676
EV/Revenue 2023	1,703,471
EV/BRR	2,372,076
EV/VPB 2016	1,505,656
EV/VPB 2019	3,206,319

Source: Ceres Inteligência Financeira

The Enterprise Values calculated from CELG D are not necessarily direct comparison in terms of values since they have different specificities or favorable points to the appraised company. However, due to the recent privatization they were individually considered in this analysis.

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CERES INTELIGÊNCIA FINANCEIRA

Transfers of Domestic Shares

The third group for calculating multiples are some companies which were acquired or had any share percentage sold after 2000. For this group, two transactions of Light, Ampla, CPFL Piratininga, Cosern and Coelba were used. Amount of the transactions was used to calculate the Enterprise Value of such companies.

In 2001, CPFL Piratininga was acquired by CPFL Energia for US$917 million. In March 2006 RME acquired from EDFI 79.57% share in the capital stock of Light S.A, for the amount of US$320 million. Afterwards, in 2009, CEMIG acquired 12.50% of Light for R$719 million. In addition, in February 2015 Neoenergia acquired Iberdrola's 7%-share at Cosern and 8.5% at Coelba, respectively for €32 million and €160 million.

These were the transactions used as basis for calculation of the multiples. US-Dollar and Euro values were transformed into Brazilian Real by the foreign exchange estimate of the transaction day. All values were inflated by the IPCA until December 2016.

The following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{Financial\ Assets+Intangible\ Assets+PP\&E}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$

Except for the Enterprise Value, which was calculated from the amounts of the transactions, amounts for financial assets, EBITDA, Net Operating Revenue and Consuming Units were obtained from the financial statements of the transaction years. The financial assets also included amounts for intangible assets and property, plant and equipment. Cash values were inflated by the IPCA until December 2016.

Aimed at calculating the EV for Light SESA, the proportional Shareholders' Equity of Light Sesa was calculated in relation to the Shareholders' Equity of Light, just as previously conducted for Celesc Distribuição, since the electric power distribution activities are focused on Light SESA. Remaining values used were obtained from the financial statements of Light SESA.

With each year's amounts of multiples, the simple arithmetic average for each company was calculated. From average values, the average between companies was calculated for each multiple. Amounts found are reported below:

Ceres Inteligência Financeira 203

Table 162 - Multiples from Share Transfer
				CPFL Piratininga	Cosern	Coelba
Multiples	Light 2006	Light 2009	Ampla 2011				Average
				2001	2015	2015
EV/UC	1.80	2.99	2.49	6.03	2.14	2.03	2.91
EV/Financial+inta
	1.13	1.82	1.30		2.00	1.64	1.58
ngible Assets
EV/EBITDA	6.62	1.37	5.41	13.00	7.33	8.74	7.08
EV/Revenue	0.71	6.87	1.25	4.07	2.13	1.51	2.75

Source: Ceres Inteligência Financeira

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised companies to obtain the Enterprise Value.

Table 163 - Enterprise Value of Multiples from Share Transfer (R$’000)
EV	Amazonas
EV/UC	2,764,424
EV/ Financial+intangible Assets	3,585,306
EV/EBITDA 2020	2,639,217
EV/EBITDA 2023	3,356,084
EV/Revenue 2016	3,938,445
EV/Revenue 2020	4,021,021
EV/Revenue 2023	4,001,746

Source: Ceres Inteligência Financeira

Privatizations from 1997 to 2000

Another group of similar transactions analyzed was that of companies CEMAR, CELPE, CELPA, CO-SERN, Energisa Paraíba and Energisa Sergipe, by the time of both privatizations, which occurred from 1997 to 2000.

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Table 164 - Date of Privatization of Comparable Companies

Company	Privatization Date
En. Sergipe	12/03/1997
COSERN	12/12/1997
CELPA	07/09/1998
CELPE	02/17/2000
CEMAR	06/15/2000
En. Paraíba	11/30/2000

Source: ABRADEE[144]

Based on the transacted values of the privatization of such companies, EV values are obtained which can be comparable to the analyzed companies. Amounts of revenue and debt transferred in such transactions were obtained in US-Dollars on BNDES website. The following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{PP\&E}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Operating\ Profit}$

Information related to Consuming Units, Property, Plant and Equipment, Net Operating Revenue and Operating Profit was obtained by means of the financial statements and according to public information and news[145]. Cash values were inflated by CPI[146] until December 2016 and converted into Brazilian Reais by the foreign exchange estimate in December 30, 2016[147].

[144] Data from electric power industry privatizations available at ABRADEE website
[145] Information obtained through the research project website between the Planning and Budget Department of Eletrobras Financial Board and the Computer Center of the Institute of Economics of UFRJ.
[146]CPI is the US-Consumer Price Index.
[147] Foreign exchange obtained through the website of the Brazilian Central Bank

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Table 165 - Multiples Privatizations from 1997 to 2000

	CEMAR	En. Paraíba	En. Sergipe	CELPE	CELPA	COSERN	AVERAGE
Date	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	
EV/UC	2.40	2.92	9.00	3.92	5.34		4.72
EV/PP&E	1.74	4.94		3.54	1.50	4.53	3.25
EV/Revenue	2.88	3.70		3.08	2.74	5.05	3.49
EV/Operating Profit	(5.57)	(6.42)	(212.93)	(25.84)	315.48	(12.98)	8.62

Source: Ceres Inteligência Financeira

Amounts of multiples calculated with the data for the year when such companies were privatized are way beyond the multiples calculated by other groups of companies provided previously. Some regulation and other issues will probably take to incompatible multiples and, thus, such multiples shall not be used to calculate the Enterprise Value of the appraised companies.

Foreign Transactions

When calculating multiples based on sales of foreign companies' shares, three ENEL transactions and one sale of Energias de Portugal (EDP) were used. ENEL had 10.35% of its shares sold in 2003, 18.87% sold in 2004 and 9.63% sold in 2005, for the amounts of €3,156 million, €7,519 million and €4,056 million, respectively. EDP, in turn, had 21.35% sold in 2011 for €2,690 million.

Amounts of the transactions were transformed into Brazilian Reais by the foreign exchange on the date of the transaction. With such values, the companies' Enterprise Value in each year was calculated. Thus, the following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{Gross\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{EBITDA}$

Amounts of Consuming Units, Gross Operating Income and EBITDA were obtained from the financial statements, only for the electric power distribution activity.

Such amounts are not directly comparable to amounts obtained from transactions or privatizations in Brazil. The reason for it is that these companies are inserted into different realities in the country risk, foreign exchange risk, inflation perceptions and, therefore, their data require treatment for the Enterprise Value found to be near that which could be found in Brazil.

Ceres Inteligência Financeira 206

As proxy to calculate the EV, the ratio between the Real risk-free rate for the companies and the Real risk-free rate of Brazil in the transaction year was calculated. Thus, all risks (foreign exchange risk, country risk, etc.) are construed to be embedded into the basic rate of the countries.

Since the companies work with electric power distribution in more than one country (ENEL operates in Italy, Spain and Romania and EDP operates in Portugal, Spain and Brazil), the Real rate of each country was weighted by the respective gross income of electric power distribution, so as to obtain the Real weighted rate for the company in the year of each transaction.

Such ration between the rates, named “Rate Adjustment” in the following table, was multiplied by the amount of EV in each multiple, so as to find how much such amounts should represent in Brazil.

Table 16677 - Multiples Foreign Transactions
Rate Adjustment	11.64%	24.80%	12.01%	110.54%
Multiples	ENEL 2003	ENEL 2004	ENEL 2005	EDP 2011	Average
EV/UC				2.68	2.68
EV/EBITDA	1.40	2.56	1.18	16.73	5.47
EV/Gross income	0.20	0.43	0.19	2.67	0.88
	Source: Ceres Inteligência Financeira

He average value found for the multiples was multiplied with the Amazonas data to find the Enterprise Value and compare it to the EV of Ceres appraisal. Such value carries an average variation of 31%.

Table 167 - Enterprise Value Foreign Transactions
EV Abroad	Amazonas
EV/UC	2,543,359
EV/EBITDA 2020	2,038,906
EV/EBITDA 2023	2,592,715
EV/Gross income 2016	1,250,999
EV/Gross income 2020	1,925,436
EV/Gross income 2023	1,985,461
Mean EV	2,056,146
EV Ceres Appraisal	2,687,564
Average Variation	31%
Source: Ceres Inteligência Financeira

It should be stressed that, in average, the amounts of the multiples found are compatible to the reality, but separately the adjustment rates were very different. Such rates could be construed as the amount of a company in Brazil which could be equal to 11.64% to 110.54% of the amount of a similar company in Europe.

Ceres Inteligência Financeira	207

Median of Multiples

For this analysis, all groups of multiples provided above were used, except for the transactions of other countries and amounts of privatizations from 1997 to 2000 which, as previously explained, would not be used for any Enterprise Value calculation since they are very different. Aimed at not considering the strength of too extreme numbers, the median of the multiples was calculated.

In the groups of companies privatized from 1997 to 2000, CELG D and publicly held companies, the multiple EV/(Financial+Intangible Assets) was not used. In the group of share transfer companies, the EV/BRR and EV/VPB multiples were not used. Furthermore, for CELG D the multiple EV/EBITDA was also not used since the 2016 amount is negative.

Table 16879 – Median of Multiples (1 of 2)
Multiples	CEMAR	CELPE	CELPA	COSERN	CELG	Ampla	Celesc	Eletropaulo
EV/UC	1.94	1.38	2.27	2.00	1.71	2.50	0.46	0.66
EV/EBITDA	6.09	7.61	7.83	6.28	244.61	11.85	3.07	5.99
EV/Revenue	1.45	0.99	1.56	1.43	1.17	1.46	0.19	0.37
EV/BRR	1.69	-	2.37	-	2.54	1.57	0.52	0.72
EV/VPB	4.36	2.60	3.89	4.95	3.90	4.94	0.86	1.55
EV/ Financial+Intangible Assets

Source: Ceres Inteligência Financeira

Table 1690 - Median of Multiples (2 of 2)
Multiples	Equatorial	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Median
EV/UC	2.25	1.80	2.99	2.49	6.03	2.14	2.03	2,03
EV/EBITDA	9.06	6.62	1.37	5.41	13.00	7.33	8.74	7,33
EV/Revenue	1.38	0.71	6.87	1.25	4.07	2.13	1.51	1,43
EV/BRR								1,15
EV/VPB								3,89
EV/ Financial+Intangible
		1.13	1.82	1.30		2.00	1.64	1.64
Assets
Source: Ceres Inteligência Financeira

For the provided multiples, amounts of Enterprise Value were also calculated in the same method as before; this time, from the median of multiples. EV amounts are not directly comparable, since the companies are going through quite different stages. If previously public companies, privatizations were already consolidated (except for CELG D) and these companies are currently private companies. So that the values are comparable, it is possible that a discount be considered or the understanding of implicit discount in the transaction, in view of the value indicated by the cash flow of the company.

The following table shows the resulting calculation of the variation between the Enterprise Value found in the Economic-Financial Appraisal and Enterprise Value of the appraisal by multiples, which is 32%.

Ceres Inteligência Financeira	208

Table 170 - Enterprise Value from the Median of Multiples (R$’000)
Median EV	Amazonas	Variation
EV/UC	1.927.814	39%
EV/EBITDA 2020	2.732.549	-2%
EV/EBITDA 2023	3.474.766	-23%
EV/Revenue 2016	2.044.559	31%
EV/Revenue 2020	2.087.427	29%
EV/Revenue 2023	2.077.421	29%
EV/BRR	1.074.656	150%
EV/VPB 2016	1.503.357	79%
EV/VPB 2019	3.201.423	-16%
EV/Financial+Intangible Assets	3.720.265	-28%
Mean EV	2.384.424	13%
EV Ceres Appraisal	2.687.564

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	209

Final Considerations

The fair value of the business for the Enterprise Value indicates R$ 2,687,563,915.43 to Eletrobras Distribuição Amazonas and granting of new Concession Agreement. However, the debts, liabilities with suppliers and contingencies cause the company’s Valuation to be negative at R$ 8,431,847,736.90.

Such assertion hinder the possibility of company sale and granting of new concession would only take effect if proper conditions are structured for such investor, such as transferring existing liabilities to the current shareholder and deep regulatory changes to remuneration foreseen for Eletrobras Amazonas, demonstrating the peculiar conditions of the region and the company.

The Capex required, Non-Recoverable Revenues, X Factor and more strongly the PMSO for Eletrobras Amazonas generate current amounts which decrease the business value. Although there is great conditions to reduce such companies’ costs, business governance and management are evolved, either as to productivity, quality, continuity, among other Indicators, yet, in view of the estimated track record, such transaction shall not be sufficient to neutralize all existing liabilities at Eletrobras Amazonas. This calculation considers also R$ 3.743.948.840,00 of taxes to compensate.

The analysis by multiples by private companies shows that the Enterprise Value of Eletrobras Amazo-nas is above that suggested by the metrics of the compared private companies, being, on average 13% above. This happens, because, although of the regional specificities, the increased indebtedness level, the companies’ status and specific risk premiums, regulatory adjustments and proposals added value to the company.

Ceres Inteligência Financeira	210

Attachments

Market Discount Rates

Table 1712 – Market Discount Rates

	Cost of Rated Tax-	Cost of Real Tax-
	Free shareholders'	Free shareholders'	Weighted Average
			Capital Cost (Wacc)
	Equity (Ke)	Equity (Ke)
2017	16.40%	11.73%	8.09%
2018	15.03%	10.16%	7.20%
2019	14.97%	10.18%	7.30%
2020	15.18%	10.42%	7.39%
2021	15.32%	10.65%	7.51%
2022	15.42%	10.75%	7.56%
2023	15.46%	10.78%	7.57%
2024	15.48%	10.80%	7.59%
2025	15.52%	10.84%	7.60%
2026	15.51%	10.84%	7.60%
2027	15.53%	10.85%	7.61%
2028	15.52%	10.84%	7.61%
2029	15.51%	10.83%	7.60%
2030	15.47%	10.79%	7.58%
2031	15.47%	10.79%	7.58%
2032	15.47%	10.79%	7.58%
2033	15.47%	10.79%	7.58%
2034	15.47%	10.79%	7.58%
2035	15.47%	10.79%	7.58%
2036	15.47%	10.79%	7.58%
2037	15.47%	10.79%	7.58%
2038	15.47%	10.79%	7.58%
2039	15.47%	10.79%	7.58%
2040	15.47%	10.79%	7.58%
2041	15.47%	10.79%	7.58%
2042	15.47%	10.79%	7.58%
2043	15.47%	10.79%	7.58%
2044	15.46%	10.79%	7.58%
2045	15.46%	10.79%	7.58%
2046	15.46%	10.79%	7.58%
2047	15.46%	10.79%	7.58%
2048	15.46%	10.79%	7.58%
Source: Ceres Inteligência Financeira.

Ceres Inteligência Financeira	211

Detailed Machinery and Equipment - VMU/VNR 2022

Table 172 – VMU/VNR Ratio 2022 - Machinery and Equipment
	VMU VNR VMU/VNR			VMU	VNR	VMU	VNR	VMU/VNR
R$ million
	2016	2016	2016	Additions	Additions	2022	2022	2022
STORAGE, HANDLING AND TRANSPORT OF FUEL	10.2	21.4	47.9%	21.3	33.1	31.5	54.5	57.8%
STORAGE, HANDLING AND TRANSPORT OF RESIDUE	0.9	1.3	68.3%	1.6	2.7	2.5	4.0	63.1%
PARALLEL CAPACITOR BANK	26.5	64.9	40.8%	47.1	89.1	73.6	154.0	47.8%
BUS	15.8	20.6	76.4%	39.0	46.4	54.7	67.0	81.7%
SWITCH	9.2	35.3	26.1%	13.0	35.8	22.2	71.1	31.2%
CONDUIT AND TUBE	2.3	7.1	32.1%	4.2	8.3	6.5	15.4	42.1%
CONDUCTOR	143.9	385.4	37.3%	292.0	496.4	435.9	881.8	49.4%
BREAKER	14.2	32.6	43.7%	31.6	47.1	45.8	79.6	57.6%
GENERAL EQUIPMENT	13.7	31.1	44.1%	21.7	45.2	35.4	76.2	46.4%
GENERAL COMPUTER EQUIPMENT	8.1	47.9	16.9%	6.2	37.6	14.3	85.5	16.7%
STRUCTURE (POLE, TOWER)	428.0	727.0	58.9%	958.3	1.321.6	1.386.4	2.048.6	67.7%
EQUIPMENT AND BUS SUPPORT STRUCTURE	18.0	34.5	52.1%	40.8	57.0	58.8	91.5	64.3%
FIBER OPTIC	0.9	3.8	23.7%	1.3	3.6	2.2	7.5	29.2%
GENERATOR	29.7	40.2	73.8%	69.7	87.9	99.3	128.0	77.6%
METER	47.4	86.8	54.7%	71.1	148.8	118.5	235.5	50.3%
ENGINE OF INTERNAL COMBUSTION	43.3	89.7	48.3%	68.3	139.7	111.6	229.4	48.6%
PANEL, COMMAND TABLE AND CUBICLE	93.9	141.1	66.5%	214.1	283.0	308.0	424.1	72.6%
LIGHTENING ROD	1.9	4.1	45.5%	3.8	6.1	5.6	10.2	55.1%
BRIDGE CRANE, DERRICK OR PORTAL	0.0	0.0	86.3%	0.0	0.0	0.1	0.1	83.7%
REACTOR (OR RESISTOR)	5.0	6.2	82.0%	12.4	14.7	17.4	20.8	83.5%
VOLTAGE REGULATOR	0.5	0.6	93.6%	1.3	1.6	1.9	2.2	86.4%
RECONNECTOR	0.6	0.8	71.7%	1.3	1.7	1.9	2.6	74.1%
ANTI-NOISE SYSTEM	0.3	0.4	72.3%	0.6	0.8	0.8	1.1	76.7%
ENERGY FEEDING SYSTEM	4.4	7.4	59.0%	8.1	13.5	12.5	20.9	59.8%

Ceres Inteligência Financeira	212

COMPRESSED AIR SYSTEM	1.1	2.2	51.3%	2.4	3.6	3.6	5.9	61.1%
GROUNDING SYSTEM	10.2	13.7	74.4%	24.5	30.2	34.7	44.0	78.9%
LOCAL COMMUNICATION SYSTEM	0.2	0.4	48.0%	0.3	0.7	0.5	1.1	48.4%
EXHAUSTING, VENTING AND AIR CONDITIONING SYSEM	0.0	0.0	54.8%	0.0	0.0	0.0	0.1	63.2%
LIGHTING AND POWER SYSTEM	1.2	4.2	29.8%	2.2	4.6	3.5	8.8	39.3%
LUBE, OIL AND REGULATION SYSTEM	0.0	0.1	30.5%	0.0	0.1	0.1	0.2	40.1%
FIRE PROTECTION SYSTEM	0.7	0.8	85.4%	1.6	2.0	2.3	2.9	81.1%
PROTECTION, MEASUREMENT AND AUTOMATION SYSTEM	0.8	1.4	57.5%	1.4	2.5	2.2	3.9	56.0%
RADIOCOMMUNICATION SYSTEM	0.9	1.7	55.5%	1.6	2.9	2.5	4.6	54.5%
EQUIPMENT COOLING SYSTEM	1.2	2.6	45.1%	2.4	3.9	3.6	6.5	55.4%
ELECTRONIC SURVEILLANCE SYSTEM	0.1	0.1	69.4%	0.1	0.2	0.2	0.3	72.8%
SOFTWARE	0.0	0.0	76.7%	0.0	0.1	0.1	0.1	36.7%
GROUNDING TRANSFORMER	0.8	1.7	45.7%	1.7	2.5	2.4	4.2	58.3%
DISTRIBUTION TRANSFORMER	129.5	194.4	66.6%	287.0	390.5	416.5	584.9	71.2%
POWER TRANSFORMER	94.8	182.8	51.9%	219.7	300.8	314.5	483.6	65.0%
MEASURE TRANSFORMER	11.8	19.7	59.8%	26.9	36.3	38.7	56.0	69.1%
AUXILIARY SERVICES TRANSFORMER	0.6	1.0	57.4%	1.3	1.8	1.8	2.7	67.5%
UNIT OF PHOTOVOLTAIC SOLAR GENERATION	3.6	5.1	70.0%	4.8	10.7	8.4	15.8	52.9%
Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira	213

PMSO Background

The tables below contain the grouping conducted of the ledger accounts related to each utility’s PMSO. Firstly, similar accounts were grouped, in terms of type of expenditure. After such exercise, groups were inserted into the PMSO accounts. Names and codes of the ledger accounts are described according to those from the accounting statements provided by the utility. Amounts are adjusted by the Base Date of December/2016.

Table 173 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 1 of 4
AmE	2012	2013	2014	2015	2016
Total PMSO	574,267	573,183	628,239	557,728	591,426
Personnel	254,689	278,909	262,723	247,648	282,625
13th Salary	11,847	9,203	10,506	11,312	11,284
13th Salary - Provision	0	0	0	0	0
13th Salary Administration Board	0	0	0	0	0
13th Salary Fiscal Board	0	0	0	0	0
13th Salary - effective	11,847	9,203	10,506	11,312	11,284
Provision for 13th Salary	0	0	0	0	0
Vacation Premium	24,935	23,062	27,683	29,086	29,336
Vacation Premium	0	0	15	0	13
Vacation Premium	4,770	4,334	4,230	4,794	4,644
Effective Vacation	0	22	19	20	19
Effective Vacation	7,263	6,786	6,852	7,380	6,766
Vacation Bonus	0	22	62	48	106
Vacation Bonus	12,902	11,898	16,504	16,844	17,787
Cost Allowance	3,059	10,709	8,297	2,758	2,300
Transport allowance	2,571	2,293	2,114	1,864	1,593
Other	51	53	37	31	59
1.9 – Labor Indemnities	437	8,363	6,146	862	648
After one year	10	9	103	7	4
Other Remuneration	10	9	103	7	4
Medical, Dental and Hospital Assistance	4	1	2	74	42
Labor Safety, Medicine and Hygiene	4	1	2	74	42
Academy Allowance	2	1	6	24	0
Social Assistance	2	1	6	24	0
Allowance to Special Individuals	68	129	29	191	469
Allowance Move Cost*	68	129	29	191	469
Allowance Day Care	27	0	94	27	0
Indemnity / Compensatory Bonus	27	0	94	27	0
Higher Level / Education Allowance	0	0	0	0	0
Pre-School Allowance	0	0	0	0	0

Source: Own draft, based on utility’s accounting statements

Ceres Inteligência Financeira	214

	Table 174 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 2 of 4
AmE		2012	2013	2014	2015	2016
	Education Allowance	55	76	111	89	90
	Funeral Allowance	55	76	111	89	90
	Funeral Allowance	3,723	3,960	3,570	3,637	4,019
	Day Care Allowance	909	924	983	914	1,021
	TFD- PPRS-Periodic/Per Diems	759	725	711	537	655
	TFD- PPRS- Periodic /Lodging	743	750	833	927	1,034
	TFD- PPRS- Periodic /Tickets	1,303	1,560	1,044	1,260	1,304
	TFD- PPRS- Periodic /Taxi	0	0	0	0	6
	Treatment away from Domicile - PPRS/Periodic	9	0	0	0	0
	Allowances	0	0	14	40	9
	Living Allowance	0	0	14	40	9
	Ca Professional-Taxi	1,721	987	750	1,053	537
	Education Allowance – Higher Level	852	585	423	216	174
	Education Allowance – Higher Level – Post-Grad	66	64	59	60	83
	Training/Per Diems	174	104	61	224	74
	Training /Lodging	545	174	120	272	125
	Training /Taxi	85	60	87	280	81
	Cap Professional – Per Diem	382	275	198	267	151
	Training /Tickets	382	275	198	267	151
	Cap Professional - Ticket	494	535	1,171	1,123	843
	Training	494	535	1,171	1,123	843
	Professional Qualification	1,553	1,629	1,715	1,693	1,759
	Education Allowance ACT	1,553	1,629	1,715	1,693	1,759
	Complementation of Illness Allowance	16,128	16,284	15,991	15,937	14,546
	After One Year	11,871	11,879	11,882	12,441	13,189
	Remuneration Commissioned Position- ART. 37	4,257	4,405	4,109	3,495	1,357
	Fgts	12,221	11,560	12,366	12,351	13,514
	FGTS	15	38	44	37	118
	FGTS	11.118	10.528	10.800	10.992	11.817
	FGTS - Provision	0	5	9	7	16
	FGTS -Provision	1.087	990	1.514	1.316	1.563

Source: Own draft, based on utility’s accounting statements

Ceres Inteligência Financeira	215

	Table 175 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 3 of 4
AmE		2012	2013	2014	2015	2016
	Expenses with Periodic Exams	11,606	12,586	12,819	16,902	25,291
	Complement Illness Allowance	178	128	361	303	376
	1.6.2- Medical Assistance	11,428	12,458	12,457	16,599	24,915
	Expenses with Private Security	5,240	4,495	4,840	5,250	5,416
	1.6.1 – Contribution Maintenance Foundation-Previnorte	5,240	4,495	4,840	5,250	5,416
	Position Bonus	8,702	8,518	8,241	8,582	8,894
	1.4 – Bonus due to the Position	8,702	8,518	8,241	8,582	8,894
	Labor Indemnities	0	0	0	1	1
	Other Social Benefits	0	0	0	1	1
	Inss - Provision	30,743	29,122	31,033	30,963	33,810
	INSS	64	139	167	211	347
	INSS	27,961	26,497	27,061	27,445	29,515
	INSS - Provision	2,718	2,475	3,784	3,289	3,907
	INSS - Provision	0	12	21	18	40
	Other Personnel Provisions	12,670	13,149	12,083	11,992	14,375
	SESI/SENAI	0	11	3	2	11
	Addition SENAI	0	1	0	0	1
	Addition SENAI	286	280	274	278	305
	Addition SENAI - Provision	0	0	0	0	0
	ADDITION SENAI - Provision	27	25	38	33	39
	FNDE	0	9	3	3	11
	FNDE	3,469	3,334	3,391	3,430	3,694
	FNDE Provision	0	1	0	0	2
	FNDE - Provision	340	309	473	411	488
	Provision for Vacation	0	43	61	50	114
	SAT/INCRA/SEBRAE	0	13	3	2	15
	SAT/INCRA/SEBRAE	4,222	5,008	3,260	3,318	4,758
	SAT/INCRA/SEBRAE Provision	0	2	0	0	2
	SAT/INCRA/SEBRAE- Provision	516	470	719	625	742
	SENAI/SESI	3,469	3,334	3,386	3,430	3,705
	SENAI/SESI - Provision	340	309	473	411	488

Source: Own draft, based on utility’s accounting statements

Ceres Inteligência Financeira	216

	Table 176 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 4 of 4
AmE		2012	2013	2014	2015	2016
	Other	0	22,928	1,908	0	0
	PDV (PPRS) Provision	0	-33	0	0	0
	Incentive to PDV - Provision	0	3,767	0	0	0
	Volunteer Dismissal Program	0	19,194	1,908	0	0
	Profit Participation	16,633	14,263	11,851	9,251	3,308
	1.11 - PLR – Profit Share	16,633	14,263	11,851	9,251	3,308
	PDV	0	4,647	0	0	0
	PPRS - PID – Former employee	0	4,647	0	0	0
	Personnel - Overtime	6,610	3,895	5,649	6,554	8,677
	Notice Hours	398	278	275	672	948
	Overtime	6,195	3,602	5,360	5,875	7,727
	Hours in Traffic	16	14	15	6	2
	Personnel-Adm/Hon-Ins/Ad./Peric/T/	15,968	14,207	15,835	16,705	19,182
	Addition Night Work	670	699	583	732	861
	Insalubrity	36	34	30	28	26
	Laboriousness	692	672	674	712	812
	Risk Level	14,570	12,802	14,548	15,233	17,484
	Provision for Vacations	9,690	8,804	9,999	8,664	10,314
	Provision for Vacations	9,690	8,804	9,999	8,664	10,314
	Remuneration	293	647	783	972	1,541
	Board of Administration - Fees	177	195	216	203	204
	Tax Council - Fees	106	98	92	110	64
	Fees Decree Law 2355/87	0	296	385	634	1,251
	Other Remunerations	10	58	90	25	23
	Remuneration Commissioned Position	0	0	0	0	0
	Salary	59,811	57,623	58,877	60,150	64,333
	Remuneration – Base Salary	59,811	57,623	58,877	60,150	64,333
	Transfer	135	190	254	276	401
	Transfer	135	190	254	276	401
	V . C . P .	-17,768	-15,834	-23,161	-23,461	-11,819
	Reversion of Prov. Last Month Exerc. Ant. 1	0	0	-74	0	0
	Reversion of Prov. Last Month Exerc. Ant. 2	-17,768	-15,834	-23,087	-23,461	-11,819
	Meal Voucher	18,125	21,249	29,106	15,180	19,999
	1.8 – WoŒkeŒ[s Meal PŒogŒau	18,125	21,249	29,106	15,180	19,999

Source: Own draft, based on utility’s accounting statements

Ceres Inteligência Financeira	217

Table 177 – Grouped Material (PMSO) and Realized Accounts 2012-2016
AmE	2012	2013	2014	2015	2016
Materials	13,478	10,172	9,950	9,278	5,260
(-) CREDIT COFINS	0	0	0	0	-1,948
2.9 - (-) COFINS Material	0	0	0	0	-1,948
(-) CREDITS PASEP	0	0	0	0	-423
2.8 - (-) PIS Material	0	0	0	0	-423
SUBSCRIPTION OF NEWSPAPERS, MAGAZINES AND BOOKS	0	7	0	6	8
Technical publications	0	7	0	6	8
FUELS AND LUBE OILS	428	58	26	27	15
Fuels	428	58	26	27	15
Lube Oils	0	0	0	0	0
EVENTS	210	82	2	3	13
Disclosures, Promotions and Events	210	82	2	3	13
OFFICE ROUTINE AND SUPPORT	149	0	0	0	47
Material for Printing of Invoices and Customer Inspections	149	0	0	0	47
CLEANING AND CONSERVATION OF REAL-ESTATE AND FACILITIES	523	422	343	269	305
Maintenance and Conservation of Own Real-Estate	523	422	343	269	305
MAINTENANCE OF RD	7,519	5,779	7,236	4,687	4,930
Distribution Maintenance	7,519	5,779	7,236	4,687	4,930
MAINTENANCE AND CONSUMPTION IN DATA PROCESSING	137	8	25	4	88
2.7 – Information Technology	137	8	25	4	88
MAINTENANCE AND REPAIR OF VEHICLES	33	5	2	0	0
Maintenance of Vehicles	33	5	2	0	0
MAINTENANCE, MANUFACTURE OR ACQUISITION OF TOOLS AND SERVICE
EQUIP.	1,574	602	481	922	432
Maintenance of Plants	0	0	0	0	0
Spare parts (imported)	0	0	0	0	0
Spare parts (national)	54	2	24	0	0
Work Safety	1,520	600	457	922	432
MATERIAL – PRO-RATA OF REMAINING COST	2,904	3,029	1,835	3,359	1,792
General Consumption Material	2,904	3,029	1,835	3,359	1,792
Other	1	180	1	0	0
Environmental and Monitoring Actions	1	0	1	0	0
Center for Preservation and Research of Mammals and Chelonians	0	179	0	0	0
Material for Vila de Balbina	0	1	0	0	0

Source: Own draft, based on utility’s accounting statements

Ceres Inteligência Financeira	218

Table 178 – Grouped Service (PMSO) and Realized Accounts 2012-2016 1 of 2
AmE	2012	2013	2014	2015	2016
Services	270,117	238,554	230,615	232,940	191,082
Water / Sewage / Electricity	507	409	432	330	311
Consumption of Water and Sewage Fee	474	390	420	308	311
Consumption of Electric Energy	32	19	12	22	0
Support and Infrastructure	32,921	28,594	31,654	26,899	30,631
Cleaning and Conservation	5,847	5,287	4,772	4,314	4,479
Maintenance and Vehicle Driving	4,719	3,680	3,722	6,031	8,693
Maintenance and Conservation of Furniture and Equipment	1,397	976	805	552	773
Maintenance and Conservation of Own Property	3,738	3,977	3,121	4,109	2,245
Maivteva e avd CovseŒÀatiov of ThiŒd Pa ties[ PŒopeŒtÇ	41	0	0	0	0
General Auxiliary Service	0	0	0	550	933
Surveillance Service	17,179	14,674	19,234	11,343	13,507
Activities with the Consumer	53,270	59,892	60,262	57,964	75,052
Registration and Administrative Billing	0	321	0	82	2,352
Cut and Reconnection	15,945	12,329	11,753	15,959	15,228
Reading and Delivery of Bill	0	0	0	13,601	19,170
Inspection Service	2,476	16,827	8,265	12,335	15,693
Technical Service of Support - Commercial	0	0	0	0	7,720
Teleservice	5,943	2,700	5,716	5,265	5,148
Telemetry Service	1,035	1,918	1,613	1,622	1,080
Commercial Services	27,871	25,797	32,915	9,100	8,660
Communications (Telephone, Internet, IT, Post Office)	17,728	13,987	17,304	11,560	10,879
Call Center 0800	2,446	2,467	5,521	2,151	1,241
Internet and Broad Band	14	1,093	1,516	956	317
Link	12,291	8,500	8,842	7,119	8,024
Postal Services	289	222	233	271	238
Mobile and Fixed Telephony	2,690	1,705	1,193	1,063	1,059
Consulting and Auditing	10,550	11,970	11,745	5,884	7,239
External Audit	920	490	1,031	706	1,339
Consulting	9,535	11,091	4,641	4,729	5,453
Implementation of MCPSE	0	0	5.646	0	0
Services of Actuarial Evaluation and Files	95	389	428	449	447

Source: Own draft, based on utility’s accounting statements

Ceres Inteligência Financeira	219

	Table 179 – Grouped Service (PMSO) and Realized Accounts 2012-2016 2 of 2

AmE		2012	2013	2014	2015	2016
	Expenses with Travel and Training	7,269	3,883	3,128	4,018	2,230
	Lodging	2,374	1,141	974	1,259	815
	Tickets	4,268	2,351	1,845	2,178	1,144
	Taxi	627	391	309	581	270
	Taxes	0	0	0	0	-37,467
	3.14 - (-) PIS Services	0	0	0	0	-6,683
	3.15 - (-) COFINS Services	0	0	0	0	-30,784
	Logistics	12,318	5,964	8,332	4,892	3,670
	Freights and Tows	11,538	5,604	7,766	3,260	2,959
	Transport Services	780	360	566	1,632	711
	Maintenance of the Distribution Network (RD)	80,222	72,221	61,559	94,501	67,838
	Dead Line	9,360	1,382	2,617	2,008	701
	Live Line	8,873	6,341	6,777	13,116	5,822
	Distribution Maintenance	49,076	56,450	43,394	58,176	51,589
	Maintenance of Vila de Balbina	0	0	0	0	0
	Maintenance of Plants	0	0	0	0	0
	Maintenance and Conservation of Electric Installations	0	183	0	0	0
	Tree Trimming / Hoeing of the Encumbrance Range	9,239	6,689	8,772	21,201	9,726
	Recovery of Transformers	3,674	1,176	0	0	0
	Other	2,411	1,676	1,785	2,632	3,020
	Administration of Accounts and Guarantees	0	0	1,120	1,887	1,815
	Customs Broker	0	0	0	116	655
	Environment	789	733	115	0	0
	Minor Apprentice	1,505	875	471	579	544
	OtheŒ ThiŒd Pa ties[ “eŒÀi es	117	68	78	50	6
	Services Provided by Eletronorte	0	0	0	0	0
	Publicity and Advertising	5,331	2,470	2,089	2,171	2,171
	Advertising, Promotions and Events	865	242	180	422	204
	Legal Publicity	4,465	2,228	1,908	1,749	1,967
	Administrative Support and IT Services	47,590	37,486	32,324	22,091	25,507
	Maintenance and Conservation of Equipment	4,686	4,880	7,195	5,191	5,348
	Technical Support Service	2,252	2,018	3,692	5,698	9,166
	Services of Printing, Reproduction and Printshop	4,062	2,844	2,037	2,131	1,475
	3.6 – Technical Support Services - Adm	36,590	27,745	19,399	9,070	9,517

Ceres Inteligência Financeira	220

Table 1801 – Grouped Others (PMSO) and Realized Accounts 2012-2016 1 of 2
AmE	2012	2013	2014	2015	2016
Other	35,983	45,548	124,951	67,862	112,459
Rents/ Leasing/ Tenancy/ Monthly Dues and the like	10,183	4,925	5,063	3,723	3,723
Real-estate	6,928	2,349	1,873	1,085	586
Other Assets	13	6	8	0	0
Data Processing	605	511	413	493	528
Substations	2,596	2,058	2,713	2,144	2,609
Tanks for storage of fuels	0	0	0	0	0
Vehicles	42	0	56	0	0
Own Energy Consumption	8,016	6,045	5,334	5,878	21,677
4.1 – Own Electric Energy Consumption	8,016	6,045	5,334	5,878	21,677
Judicial Expenses / Indemnities/ Process Costs	8,854	18,036	92,619	17,986	72,870
Several Infraction Reports	0	0	0	0	1,104
Electric Damages	649	751	1,171	1,123	1,893
Material/Environmental Damages	236	786	95	61	212
Notary Expenses	123	133	103	55	204
Expenses with Labor Processes	0	0	0	0	0
Indemnities and Extra Judicial Agreements	0	0	0	0	0
Judicial Indemnities	683	146	40	0	0
Civil Judicial Indemnities	6,512	8,334	29,976	15,445	68,539
Labor Judicial Indemnities	370	7,812	61,027	1,238	827
Tax Judicial Indemnities	257	71	196	53	79
Traffic Ticket	24	3	10	12	12
Losses with the Prescription of Tax Credits	0	0	0	0	0
Donations / Contributions / Subventions	606	555	518	319	273
IBAMA and Walmiri-Atroari Agreement	0	0	0	0	0
Several Class Associations	538	481	478	319	273
Donations and Cultural/Artistic Sponsorship	68	73	40	0	0
Trainees / Minor Apprentices / Employees on Loan	4,377	5,042	3,907	5,352	5,525
Expenses with Trainees	847	586	405	310	466
Employees on Loan	3,530	4,456	3,502	5,042	5,058

Source: Own draft, based on utility’s accounting statements

Ceres Inteligência Financeira	221

	Table 1812 – Grouped Others (PMSO) and Realized Accounts 2012-2016 2 of 2
AmE		2012	2013	2014	2015	2016
	Infractions / ANEEL Fines	0	0	0	24,448	50,780
	4.14 – Penalties of Transgression of Indicators DIC/ FIC E DRC/ DRP	0	0	0	12,381	16,352
	4.15 - ANEEL Fines – Infraction Report	0	0	0	12,067	34,428
	4.18 – Factor of Cut of Regulatory Losses	0	0	0	0	0
	4.19 – Limit of Specific Regulatory Consumption	0	0	0	0	0
	Other	-20,338	-12,734	-5,183	-10,468	-57,883
	Actions of Social Responsibility (ARS)	0	1,042	0	0	0
	Missing from the Inventory	457	303	84	1,692	2,095
	Other 1	51	53	1,394	31	1,191,477
	Losses with Stock	0	0	0	0	0
	PPRS Former employees	0	0	0	0	222
						-
	4.13- Recovery of Expenses	-20,846	-14,132	-6,661	-12,192	1,251,678
	Provisions / Reversions / Renovations / Administrative Expenses / Advertis-
ing		5,911	6,224	5,577	3,887	2,414
	Marketing Publications	5,911	6,224	5,577	3,887	2,414
	Insurance	1,388	1,280	1,137	1,336	1,675
	Against Fire	0	0	0	0	258
	Engineering Risk	520	384	358	558	339
	Group Life	868	896	779	778	1,079
	Training / Other Per Diem / Travel /Lodging / Medical Expenses	1,747	813	610	840	560
	Allowances	1,747	813	610	840	560
	Fees / Taxes/ Rates / Tariffs	15,239	15,362	15,369	14,560	10,846
	Environmental/Monitoring Actions	129	178	127	0	0
	Operating License	157	79	113	116	137
	Consumers' Council	0	103	72	34	0
	Inquiry SPC/Serasa	3,124	2,285	1,638	1,610	1,102
	Taxes and Fees	2,128	3,352	3,165	2,595	1,478
	IPTU	612	80	791	1,033	766
	IPVA	288	221	235	232	193
	Collection Tariffs	8,801	9,064	9,157	8,745	8,450
	Tariffs on bank movement	0	0	71	195	603
	4.16 - PIS other	0	0	0	0	-336
	4.17 - COFINS other	0	0	0	0	-1,548

Source: Own draft, based on utility’s accounting statements

Ceres Inteligência Financeira	222

Re-rating Net Debt and Working Capital Balances

Table 1823 – Re-rating of Asset Balances
		Alt. Due
R$'000	DFP Dec/16		Dec/16 Alt.	Rating DD	Rating Ceres
		Diligence
Assets
Current	2,015,807		1,881,726
Cash and cash equivalents	71,343	(658)	70,685	Net Debt	Net Debt
Surety and Securities - TVM	28,706		28,706	Net Debt	Net Debt
				Working Capi-
Customers	609,707	(84,988)	524,719	tal	Working Capital
				Working Capi-
Fees and social contributions	22,495		22,495	tal	Working Capital
				Working Capi-
Stocks	122,987	(1,965)	121,022	tal	Working Capital
				Working Capi-
Reimbursement right	897,600	(5,709)	891,891	tal	Net Debt
CCC	808,776
CDE	88,824
				Working Capi-
Financial asset	77,062		77,062	tal	CVA
				Working Capi-
Other assets	185,907	(40,761)	145,146	tal	Working Capital

Non-Current	9,022,635		9,028,344
					Working Capital
Customers	105,791		105,791	n/a	LP (Feb/18)
					Working Capital
Fees and social contributions	1,421,805		1,421,805	Net Debt	LP
Guarantee and judicial deposits	413,730		413,730	Net Debt	Net Debt
Reimbursement right	3,573,069	5,709	3,578,778	Net Debt	Net Debt
CCC	3,573,069
Financial assets – concessions of public service	2,128,125		2,128,125
					Working Capital
Investments	17,107		17,107		LP
Gross Intangible	649,064		649,064
(-) Accrued Amortization	(508,299)		(508,299)
Fixed assets	1,944,240		1,944,240
(-) Accrued depreciation	(721,997)		(721,997)

Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Dilligence Report

Ceres Inteligência Financeira	223

Table 183 - Re-rating of Liabilities Balances
		Alt. Due Dili-
R$'000	DFP Dec/16		Dec/16 Alt.	Rating DD	Rating Ceres
		gence
Lia ilities avd “ha eholdeŒ[s E‹uit
Current	36,484,666		29,571,170
				Working Capi-
Suppliers	4,819,380	(1,141,024)	3,678,356	tal
National materials and services	5,937,475				Net Debt
Transfer to liabilities LP	(2,461,012)				Net Debt
Independent producers	336,112				Working Capital
Energy Supplier AmGT	159,726				Working Capital
CCEE	33,552				Working Capital
Encumbrances from the use of electric
energy	11,673				Working Capital
Petrobrás Installments	801,854				Net Debt
Loans	88,542		88,542	Net Debt	Net Debt
Lease Operation	136,662		136,662	Net Debt	Net Debt
					Working Capital
Onerous contracts	812,694		812,694	DRE	LP
				Working Capi-
Fees and social contributions	93,433		93,433	tal	Working Capital
				Working Capi-
Estimated encumbrances	42,298		42,298	tal	Working Capital
				Working Capi-
Financial liability	103,157		103,157	tal	CVA
				Working Capi-
Other liabilities	160,071	(105,836)	54,235	tal	Working Capital

Non Current	14,116,837		15,364,973
Suppliers	8,055,796	1,141,024	9,196,820	Net Debt	Net Debt
Petrobrás Installments	8,055,796
Transfer to liabilities CP	2,461,012
Difference of price of the gas transport
installment	(2,364,318)
Difference of price of the oil - RES
427/2011 ANEEL	(96,694)
Loans	1,898,681		1,898,681	Net Debt	Net Debt
Lease Operation	1,032,842		1,032,842	Net Debt	Net Debt
Provision for outstanding controlled	158,036		158,036	Net Debt	Net Debt
Post-employment benefit	2,160		2,160	Net Debt	Net Debt
Provision for judicial causes	1,630,713		1,630,713	Net Debt	Net Debt
Reimbursement right	1,157,893		1,157,893	Net Debt	Net Debt
ICMS CCC	1,055,109
PIS/COFINS CCC	102,784
AFAC	117,446		117,446
					Working Capital
Other liabilities	63,270	107,112	170,382	Net Debt	LP

Net Equity	(9,334,632)		(9,334,632)
Social Capital	4,610,171		4,610,171
Adjustment of equity evaluation	(5,642)		(5,642)
Accrued losses	(13,939,161)		(13,939,161)

Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Dilligence Report

Ceres Inteligência Financeira					224

September, 2017

Privatization of Eletrobras System Distributors

Product 10: Final Valuation Report

Amazonas Distribuidora de Energia S.A. – AmE

Consórcio Mais Energia B

To

Banco Nacional de Desenvolvimento Econômico e Social
(Brazilian Development Bank - "BNDES")
Av. República do Chile nº 100
Rio de Janeiro - RJ

Att.: Mrs. Lidiane Delesderrier Gonçalves - Manager of Contract OCS 028/2017

September 18, 2017

Dear,

Pursuant to service contract OCS 028/201 7 (“the Contract") signed February 14, 2017 by BNDES and Consortium Mais Energia B (“the Consortium”), this report presents the result of our analysis related to the Privatization of Eletrobras System Distributors.

The result of our work is detailed in this document titled “Product 10: Final Valuation Report” (“the Report”) and provides a financial valuation as of September 18, 2017, of Amazonas Distribuidora de Energia.

As contemplated under the Contract, the sole purpose of the Report is to provide a valuation of Amazonas Distribuidora de Energia to BNDES, the institution responsible under Decree 8.893 for the privatization process of the Eletrobras System Distributors.

If the Report is shared with third parties, it must be provided in full so that the applicable disclaimers and limitations are effectively communicated.

Sincerely,

Summary
1.	Introduction	9
1.1	Context	9
1.2	Purpose	9
1.3	Summary of the Assumptions	10
1.4	Valuation	11
2.	History and Characteristics of the Concession	12
2.1.	Brief History	12
2.2.	Description of Operating Area	13
2.3.	Socioeconomics	14
2.4.	Transportation Infrastructure	16
2.5.	Climate	19
2.6.	Geoelectric Characteristics	22
2.7.	Particularities: Vertical Disintegration Process	26
3.	Market and Consumption Unit Forecasts	30
3.1.	Market and Consumption Unit History	30
3.2.	Market Forecast Methodology	33
3.3.	Market Forecast Results	40
3.4.	Consumption Unit Forecast Methodology	50
3.5.	CU Forecast Results	51
4.	Methodologies, Premises, and Results of Readjustment and Reviews	53
4.1.	Overview	53
4.1.1.	Regulation by incentives	53
4.1.2.	Recent changes to the contractual and tariff rules of the electric power distribution.	57
4.2.	Methodologies, Premises and Results for the Definition of Portion A	75
4.2.1.	Purchase of Power and Tariff Flags	75
4.2.2.	Charges	76
4.2.3.	Transport Costs	78
4.2.4.	Financial	78
4.2.5.	Technical Losses (“PT”)	79
4.2.6.	Non-Technical Losses (“PNT”)	85
4.2.7.	Default	103
4.3.	Methodology for definition of Portion B	105
4.3.1.	Regulatory WACC	106
4.3.2.	Operational costs and Factor Xt	109
4.3.3.	Factor Xpd and Xq	122
4.3.4.	Demand Surplus, Reactive Excess and Other Revenues	128
4.3.5.	DEC and FEC Indicators	130
4.3.6.	Compensations	140
4.3.7.	Long-Term Investment	143

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4.3.8.	Remuneration Base		151
4.3.9.	Tariff Transactions		165
5.	Analysis of the Distributor		169
5.1.	Historical Financial Statements		170
6.	Valuation		176
6.1.	Methodology		176
6.2.	Discount rate		176
6.3.	Assumptions		178
6.4.	Valuation by Multiples		186
6.5.	Valuation Results		190
6.6.	Sensitivity		198
7.	References		200
ANNEX I – Extent of Responsibility			201
APPENDIX A – Socioeconomic Characterization of the Concession Area of AmE			202
APPENDIX B – Methodology of Market Projection			205
APPENDIX C - Selection of Models for Market Projection			209
APPENDIX D - Non Selected Alternative Models			211
APÊNDICE E – Models of the Assessed DEC and FEC Indicators			214
APÊNDICE F – Concepts and Methods of BRR Valuation			215
APPENDIX G – Company’s Debt Overview			218

	Figures

Figure 1 – Macroeconomic Assumptions			11
Figure 2 –State of Amazonas (capital in highlight)			14
Figure 3 – Federal and State Highways of Amazonas			18
Figure 4 - Representation of waterways, federal and state highways of Amazonas			19
Figure 5 – Cumulative total rainfall for the Brazilian states			21
Figure 6 – Average temperatures observed for the Brazilian states			21
Figure 7 – National Interconnected System (SIN)			23
Figure 8 – Substations of the electrical system of Manaus			25
Figure 9 - Map of the River Channels in the Interior			26
Figure 10 – Illustration of the vertical disintegration process of AmE – Primeira Etapa			28
Figure 11 - Illustration of the vertical disintegration process of AmE – Second Stage			28
Figure 12 – GDP real growth forecasts (% p.a.) of external sources			38
Figure 13 – Schematic drawing for the total forecast of CU			50
Figure 14 – Price cap functioning			54
Figure 15 – Yardstick Competition Functioning			55
Figure 16– Example of Periodicity of Periodical Tariff Reviews and Tariff Readjustments			55
Figure 17 – Time line with changes to the PRORET			59
Figure 18– Time line with recent rulings related to the renewal of the concessions			62
Figure 19 - Trajectory of reduction			91
Figure 20 - Periodicity of Forecast of Regulatory Non-Technical Loss Targets			95
Figure 21 - Dynamics of the Regulatory PNT target forecast			97
Figure 22 – Example of a model for calculation of components X Factor quality indicator			126
Figure 23 – Historical Financial Indicators			170
Figure 24 – Summarized Income Statements			171
Figure 25 – Summarized Balance Sheet			171

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Figure 26 - Balance Sheet		171
Figure 27 – Income Statements		172
Figure 28 – Quality of earnings		173
Figure 29 – Working Capital		174
Figure 30 – Net Debt		175
Figure 31 – Due Diligence Financial Indicators		175
Figure 32 - Rolling WACC		178
Figure 33 - Working Capital		185
Figure 34 - EV / Net Revenues Multiples		188
Figure 35 - EV / EBITDA Multiples		188
Figure 36 - EV / BRR Multiples		189
Figure 37 - EV / Consumer Units Multiples (R$ thousand/ Number of clients)		189
Figure 38 - EV / distributed energy Multiples (R$ thousand / MWh)		190

Graphs

Graph 1 - Total Highway Density (km/km²)		16
Graph 2 - Percentage of Existing and Planned Highways in 2015		17
Graph 3 - Competitiveness of generation sources		23
Graph 4 - Voltage level share in the total market (%) - AmE Forecasts		35
Graph 5 - Share of the state GDP in the Brazil GDP (%) -– Forecast for AmE		40
Graph 6 - Forecasted Market of AmE in each Decade per Class of Consumption		49
Graph 7 - Forecasted Market of AmE until 2046 per Class of Consumption		49
Graph 8 - AmE CU’s Forecasts		52
Graph 9 - Average Loss per Segment of AmE and Comparable		82
Graph 10 - Forecast of regulatory technical losses of AmE		85
Graph 11 - Comparison between Real and Regulatory Non-Technical Losses on the Low Voltage Market		86
Graph 12 - Forecast of Verified and regulatory PNT AmE (Invoiced)		98
Graph 13 – Example of heterogeneity curve		115
Graph 14 - AmE efficiency curve		118
Graph 15 - Forecast of Other Regulatory Revenues – AmE (R$ Million)		129
Graph 16 - Forecast of Annual Demand Surplus and Reactive Excess Revenues – AmE (R$ Million)		129
Graph 17 – Calculated Indicator and Limits of DEC for AmE		131
Graph 18 – Calculated Indicator and Limits of FEC for AmE		131
Graph 19 - History of Compensations for Violation of the Individual Indicators of AmE		132
Graph 20 - DEC Forecast for AmE		138
Graph 21 - FEC Forecast for AmE		139
Graph 22 - Forecasted Compensations for AmE		143
Graph 23 - Forecast for electric and non-electric investments of AmE		150
Graph 24 - Long-Term Investments Plan of AmE per Type of Works/Systems		150
Graph 25 – Tariff Transactions (%)		168

Tables

Table 1 – Valuation		11
Table 2 – Highway indicators to Amazonas		17
Table 3 – Climate Characteristics of the Concession Area of AmE		20
Table 4 – Evolution of the Number of Consumers per Voltage Level		30
Table 5 – Market Evolution per Voltage Level		31
Table 6 – Mid-Market Evolution per Voltage Level		32
Table 7 – Evolution of the Average Consumption per Tariff Class		32
Table 8 – Variables used in the market forecasts per class - AmE		37
Table 9 – State GDP share in Brazil’s GDP (%)		39
Table 10 – GDP average growth rates (%)		40
Table 11 – Forecasted Market of AmE in each Decade per Class of Consumption.		48
Table 12 – Summary of the CU Forecast for AmE		52
Table 13- Values Factor T and Xpd		68

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Table 14 - Values of Regulatory Losses		68
Table 15 - DEC and FEC Global Limits		69
Table 16 - Variation of the amounts destined to PMSO per Distributor		72
Table 17 - Variation of the DEC limits per Distributor		74
Table 18 - Variation of the FEC limits per Distributor		74
Table 19 - Amount of Losses in the Amazonas Distribution System		80
Table 20 - Amount of Technical Losses per Segment of Transformation and Network		80
Table 21 - Technical Loss Target per Voltage Segment		83
Table 22 - Amount of Technical Losses per Segment of Transformation and grid		84
Table 23 – Socio-Economic Variables for the Composition of the Complexity Index to Fight Non-Technical Losses
		87
Table 24 - Models Selected for the Composition of the Complexity Factor to Fight Non-Technical Losses		88
Table 25 - Result of the Complexity Indexes of each Econometric Model for the Companies from Grupo Eletrobras
		89
Table 26 - Average Complexity Index of the Companies from the Eletrobras Group		89
Table 27 - Summary of Definition of the Starting Point		93
Table 28 - Example of Forecast of the Regulatory Non-Technical Losses		94
Table 29 - Comparison of Real Invoiced Loss with Regulatory Invoiced Loss		96
Table 30 - Complexity Index of Fighting Non-Technical Losses of the most Complex Distributors from Group 1		96
Table 31 - Forecast Regulatory PNT 2023 to 2027		99
Table 32 - Forecast Regulatory PNT 2028 to 2032		100
Table 33 - Forecast Regulatory PNT 2033 to 2037		101
Table 34 – Forecast Regulatory PNT 2038 to 2042		102
Table 35 – Forecast Regulatory PNT 2043 to 2047		103
Table 36 – Operational Costs Efficiency Parameters in 4CRTP		110
Table 37 – Confidence intervals of the efficiency estimations		111
Table 38 – Cluster Composition		115
Table 39 – Composition of the clusters and efficiency – AmE		117
Table 40 – Forecast of Regulatory PMSO of AmE		118
Table 41 – Grid forecast modeling results		121
Table 42 – Operational Costs and Component T of AmE		122
Table 43 – Technical and commercial indicators of component Q of Factor X		124
Table 44 – Commercial indicators in 2016 – AmE		127
Table 45 – Results for Factor X and its components of AmE		127
Table 46 – Calculated/ Forecasted Calculated and Approved/ Forecasted Limit of DEC for AmE		138
Table 47 - Calculated/ Forecasted Calculated and Approved/ Forecasted Limit of FEC for AmE		139
Table 48 – Compensation Regression Table		142
Table 49- Forecast of Quinquennial Investments2018-2022		144
Table 50 - Investments in HV Expansion works 2018-2022		146
Table 51 - Mean, Standard deviation and Limits for HV Expansion works		146
Table 52 - Investments in HV Expansion work ( outliers excluded)		146
Table 53 - Investments in HV Expansion works 2023-2027		146
Table 54 - Forecast of Investments for the Quinquennium of AmE		148
Table 55 – Proportions of the Groups of Assets in BAR		155
Table 56 - Calculation of the AIS Considered in the BRR Model in Feb/17		157
Table 57 –Difference between the Initial and the Final Additional AIS (VOC) of the 3rd RTP		157
Table 58 – Values of BRR Considered Starting Point in the Closed BRR in Feb/17		158
Table 59 – Investments between 2018 and December 2022 per Registration Unit: Impact on the Average
depreciation rate of the Assets		162
Table 60 – Assumptions for Index and Rate Forecast		163
Table 61 – TJLP Forecast		163
Table 62 – Forecast of Regulatory Reintegration Quota in RTPs		164
Table 63 – Forecast for Equity Remuneration without Special obligations in RTPs		164
Table 64 – Forecast for Equity Remuneration of the Special obligations in RTPs		165
Table 65 – Forecast of the Annual Fixed or Portable Facilities Cost in RTPs		165
Table 66 – Estimations for Required Revenues, VPA and VPB for AmE (rated R$ million)		167
Table 67 - Unlevered Beta of comparable companies		177
Table 68 – Transaction Multiples		187

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Table 69 – Distributed energy projections		190
Table 70 - Net revenues projections		191
Table 71 - Operating costs projections		192
Table 72 - Gross profit projections		193
Table 73 - Operating expenses projections		194
Table 74 - EBITDA projections		195
Table 75 - Net income projections		195
Table 76 - Cash flow projections		196
Table 77 – Terminal Value		197
Table 78 – Valuation		197
Table 79 – Financial Covenants		197
Table 80 – Sensitivity Analysis		198
Table 81 – Demographic Information, Level of Education and Unemployment Rates		202
Table 82 – Service Access Information		203
Table 83 – Information on Income		203
Table 84 – Information on Violence		204
Table 85 – Family of Exponential Models		207
Table 86 – Statistical Indicators		210
Table 87 – Residential Class: AmE		211
Table 88 – Industrial Class: AmE		211
Table 89 – Commercial Class: AmE		212
Table 90 – Rural Class: AmE		212
Table 91 – Public Entity Class: AmE		213
Table 92 – Utility Class: AmE		213

Charts

Chart 1 – Socioeconomic characterization of the state of Amazonas		15
Chart 2 – Summary of the stages of AmE's vertical disintegration process		27
Chart 3 – Summary with the forecast model for Residential Consumption of AmE		41
Chart 4 – Summary with the forecast model for Industrial Consumption of AmE		42
Chart5 – Summary with the forecast model for Commercial Consumption of AmE		42
Chart 6 – Summary with the forecast model for Rural Consumption of AmE		43
Chart 7 – Summary of the forecast model for the Consumption of Public Service of AmE		45
Chart 8 – Summary of the forecast model for the Consumption of Public Lighting of AmE		45
Chart 9 – Summary of the forecast model for the Consumption of Public Service of AmE		46
Chart 10 – Summary with the forecast model for Own Consumption of AmE		48
Chart 11 – Example of the need of investments in HV Expansion for the period between 2023-2027		146

Equations
Equation 1 - Box Cox Transformation		33
Equation 2 - Domiciliary Density Calculation		50
Equation 3 – Kt Coverage		51
Equation 4 – Residential CU’s Forecast		51
Equation 5 – Average Consumption Series		51
Equation 6 - CU’s Forecast		51
Equation 7 - Formula for the Maximum Cap Price and Periodical Readjustment		53
Equation 8 - Formulation for Tariff Readjustment Rate		56
Equation 9 - Formulation for the Complexity Factor to Fight to Non-Technical Loss of Company A		88
Equation 10 - Calculation of Non-Technical Loss Targets		90
Equation 11 - Global Target		90
Equation 12 – Value of Non-recoverable revenues for companies, which have not undergone 4CRTP yet		104
Equation 13 – Value of Non-recoverable revenues for companies that have undergone 4CRTP		104

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Equation 14 – Calculation of Portion B in adjustment processes	106
Equation 15 – Calculation of Portion B in review processes	106
Equation 16 – Operational Cost Tariff Coverage	112
Equation 17 – Value of the Efficient operational costs	112
Equation 18 – Annual Variation of the Regulatory Operational Costs	113
Equation 19 – Target of Efficient operational costs	113
Equation 20 – Target of shared Efficient operational costs	113
Equation 21 – Standardization of variables	114
Equation 22 – Euclidean Distance	114
Equation 23 – Efficiency Indicator	116
Equation 24 – Value of the Efficient operational costs	119
Equation 25 – Update Factor	119
Equation 26 – Operational Cost in Tariff review	121
Equation 27 – Component T of Factor X	121
Equation 28 – Component Pd of Factor X	123
Equation 29 – Component Q of Factor X	124
Equation 30 - Determination of Heterogeneity	134
Equation 31 - Limit Equation	134
Equation 32 – Simplified Limit Equation	135
Equation 33 – Linear Regression Equations for DEC	136
Equation 34 – Linear Regression Equations for FEC	136
Equation 35 - Calculation of the average EUSD	140
Equation 36 - Calculation of the Compensation in Force	141
Equation 37 - Forecasted Compensation	142
Equation 38 – Regulatory Reintegration Quota	151
Equation 39 – Gross BRR	152
Equation 40 – Capital Remuneration	152
Equation 41 – Net Regulatory Remuneration Base	153
Equation 42 – Special Obligations Capital Remuneration	154
Equation 43 – Regulatory Annuity Base (BAR)	154
Equation 44 – Annual Rental Cost (CAL)	155
Equation 45 – Annual vehicle Cost (CAV)	155
Equation 46 – Annual Cost of Information Systems (CAI)	156
Equation 47 - Stationary Series	205
Equation 48 - Seasonal Series	205
Equation 49 - Box & Jenkins Methodology Models	206
Equation 50 – ETS Model	206
Equation 51 - Dynamic Model	208

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1. Introduction

1.1 Context

     Amazonas Distribuidora de Energia S/A - (“Company”, “Amazonas Energia”) is a quasi-public company headquartered in Manaus, capital of the state of Amazonas. It is a federal concessionaire of utility responsible for the distribution and commercialization of electric power to the entire State of Amazonas. The Company is currently controlled by Centrais Elétricas Brasileiras S.A. – Eletrobras, holding 100% of its shares.

     According to Article 2 of Decree 8.893, the Brazilian Brazilian Development Bank (BNDES) is responsible for the supervision and execution of the privatization process of the electric distributorship concession holders.

     In this context, the Consortium has prepared the financial valuation of the Company’s shares with a base date of December 31, 2016, using a Discounted Cash Flow (“DCF”) methodology. The financial valuation assumes the scenario of renewal of the concession for electric power distribution. Therefore, the result of this work represents the Company’s value in the event of concession renewal.

1.2 Purpose

     The purpose of this report is to provide BNDES, the leader of the project, with information regarding the company’s Fair Value, making clear all assumptions used for calculations of portions A and B, as well as the methodologies used in the financial model.

With this purpose, the following analyses were carried out:

· Research and analysis or market information;

· Projections for the energy market, energy demand and regulatory elements;

· Analysis of the historical financial statements;

· Meetings, conference calls, and discussions with the directors and technical teams of the Company;

· Field visits;· financial statements projections (Income Statements and Cash Flow Statements) based on information provided by the Company, market analyses, and due diligence studies;

· Financial valuation based on Discounted Cash Flow methodology;

· Calculation and projection of the discount rate based on the Weighted Average Cost of Capital (WACC) methodology, used for calculating the present value of projected cash flows;

· Calculation and projection of regulatory WACC.

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1.3 Summary of the Assumptions

Methodology

     The valuation of the Company was performed using the Discounted Cash Flow method, based on the projected profits, utilizing Free Cash Flow to the Firm (FCFF).

Discount rate

     The methodology used to estimate the discount rate was the Weighted Average Cost of Capital (WACC), considering a rolling capital structure (Rolling WACC).

Base date

The base date used in this valuation is 12/31/2016

Projection period

     The cash flows were estimated for the period between January 1, 2017 and February 29, 2048 (end of the concession period) assuming operational shutdown of the Company at the end of the concession period. Only the cash flows projected for the period between March 2018, and February 2048, were considered in calculating the Net Present Value of the Company.

Currency

The projections are expressed in nominal Reais (R$) considering inflation effects.

Macroeconomic Assumptions

     The macroeconomic assumptions used in the financial model are presented below. It is important to highlight that the GDP premise was used in the projection of the number of consumers by market class as detailed in Chapter 4 of this report.

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Figure 1 – Macroeconomic Assumptions

Parameters	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Inflation - Brazil											
	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
https://www3.bib.gov.br/expectativas/publico/consulta/serieestatisticas											
IPCA – variation % - Avg - ' Annual • Period 03/03/2017 - 03/03/2017 2017 - 2022											
Inflation – USA											
	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
https://www.cbo.gov/publication/52370											
Table C-I. - C8O's Economic Projections. by Calendar Year - Consumer price index											
IGP-M (Other income)											
	4.78%	4.74%	4.64%	4.56%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
IGP-M • variation % • Avg • Annual • Period 03/03/2017 - 03/03/2017 2017 - 2022											
Selic											
	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
Over-selic rate • % p.a. - Avg • Avg year - Period 03/03/2017 - 03/03/2017 2017 -2022											
PIB											
	0.47%	2.40%	2.53%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
Total GDP - variation % - Avg - ' Annual • Period 03/03/2017 - 03/03/2017 2017 - 2022											

The projections available in the described sources are presented in blue font in the table above; the data presented in black font, as well as the values from 2026 on, replicate the last available data. The projected data for IPCA, IGP-M, SELIC, and GDP were developed by Central Bank of Brazil in the date exposed in the table (March 03, 2017). The projections are available in Focus Report.

1.4 Valuation

The following table presents the results of the financial valuation according to the methodology and assumptions presented in this report.

Table 1 – Valuation

Conclusion	Dec/16
NPV FCFF	1,876,305,503.24
NPV Terminal Value	347,428,892.17
Enterprise Value	**2,223,734,395.42**
(-) Net Debt	(9,959,027,395.23)
(-) Contingencies	(975,888,858.53)
(-) Environmental Adequacies	(184,495,398.57)
Equity Value	**(8,895,677,256.91)**

2. History and Characteristics of the Concession

     This chapter will detail relevant characteristics of Amazonas Energia Distribuição (AmE), providing information regarding its history, socioeconomics, transportation infrastructure, climate and level of connectedness to the SIN (“Sistema Interligado Nacional” or National Interconnected System), as well as a brief assessment of the company's vertical disintegration process.

2.1.Brief History

     The history of electricity in the city of Manaus dates back to the year 1880, when electricity was first generated in the Amazonian capital through incinerators. However, the standardized expansion of electricity in the city only began in 1895, when the Manaus Electric Lighting Company, a North American company was created after winning a bid solicited by the. Soon thereafter, in 1898, the state government incorporated the Manaós Electric Lighting Company to provide publicly available electricity to the capital [1].

     In the late 19th and early 20th century, during the early years of the Brazilian Republic, utilities were commonly administered by municipal governments who then contracted specialized companies. This also occurred in the state of Amazonas.

     In 1908, the electricity generation and distribution for the city of Manaus was contracted by Engineer Antônio Lavandaira, who for ten years provided these services through what today would be called a PPP (Public-Private Partnership). In 1918, the supply of electricity in the state of Amazonas fell under private control the British company The Manaós Tramways and Light Company [2].

     It wasn’t until 1952 that electric generation was again controlled by the state government, which created Centrais Elétricas de Manaus (CEM), under Law No. 1.654, dated July 28, 1952. The objective of the newly created state company was to generate, transmit and distribute electric energy in the city of Manaus [3].

     Ten years later, CEM became a subsidiary of Centrais Elétricas Brasileiras S.A. (Eletrobras). Created on July 11, 1962, Eletrobras was responsible for research, construction projects and the operation of generating plants, transmission lines and substations for the supply of electric energy in Brazil [4]. From the moment of its creation, Eletrobras contributed decisively to the expansion of electric energy and the economic advancement of the country.

     In the year 1980, Eletronorte (Centrais Elétricas do Norte do Brasil S.A.), a subsidiary of Eletrobras, created by Decree No. 72.548, art. 1, of 07/30/1973 with the purpose of expanding the large-scale production of electricity in the Amazon region, took control of the Companhia de Eletricidade de Manaus.

     In parallel, in 1963, Centrais Elétricas do Amazonas S/A, abbreviated CELETRAMAZON, was created by State Law No. 35, of July 31, 1963, with the purpose of expanding electric energy services to the inland regions of Amazonas. In November 1983, the company's corporate name changed to Companhia Energética do Amazonas (CEAM).

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     Thus at that time, two independent electric companies operated in the state of Amazonas: one operating in the state capital and the other for the rural inland regions. It should be noted that Eletronorte did not build one integrated electrical system due to the high transmission costs in the Amazon region and the dispersed population requiring smaller loads. The most important isolated systems included the capitals Manaus, Porto Velho, Rio Branco, Macapá and Boa Vista [5].

     In 1997 CEM was renamed Manaus Energia, but remained a direct subsidiary of Eletronorte [6]. In turn, in the year 2000, CEAM was federalized and fell under control of the Eletrobras group. But it was not until 2008 that Eletrobras assumed the control of Manaus Energia. Thus, the group's next step was to unify, in April 2009, the two companies - Manaus Energia and CEAM - Amazonas distribuidora de Energia S.A (AmE). For the first time in history the entire state had services provided by a single utility.

     Amazonas Distribuidora de Energia SA was responsible not only for energy distribution services, but also for the generation and transmission of electricity throughout the state of Amazonas, made difficult by the large size of the state and difficulty in access to inland regions, requiring local isolated generation.

     With the connection of the capital Manaus to the National Interconnected System (SIN), the process of vertical disintegration of AmE was started. In 2013, the creation of a Generation and Transmission Company (AmE G&T) was approved, through the Extraordinary General Meeting of Amazonas distribuidora de Energia S.A., with the purpose of enabling the vertical disintegration process [7]. However, this process is not concluded yet. In item 2.7 we will further address the process of vertical disintegration of the company.

     Finally, in July 2016, the Eletrobras group decided not to renew the contracts of electric power suppliers in the North and Northeast regions, including AmE. On August 3, 2016, through Ordinance No. 424/2016, the MME designated AmE as responsible for providing the public electricity distribution service with the intention ensuring continuity of the service until December 31, 2017 or until the assumption of a new electricity provider, whichever occurs first.

2.2. Description of Operating Area

     AmE operates throughout the state of Amazonas, which is the largest state in Brazil (area 1,559,159,148 km²), constitutes the ninth largest subdivision in the world and is larger than the combined are of France, Spain and Sweden [8]. It borders the state of Pará, to the East; Mato Grosso, to the Southeast; Rondônia and Acre, to the South and Southwest; and Roraima to the North. In addition, it also borders the countries of Venezuela, Colombia and Peru, the North, Northwest and West, respectively. Amazonas is 98% covered by forest, the famous Amazonian Rainforest, that has an area of 5,500,000 km² and spans 9 countries (Brazil, Peru, Colombia, Venezuela, Ecuador, Bolivia, Guyana, Suriname and French Guiana).

     Amazonas has almost 4 million inhabitants, with 50% of the population in the capital city of Manaus. Additionally, the Brazilian Institute of Geography and Statistics (IBGE) has identified 65 indigenous groups living within the state, making Amazonas the state with the largest

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	13

population of indigenous peoples in the country, totaling 168,680 inhabitants, according to the 2010 Census.

Manaus

Figure 2 –State of Amazonas (capital in highlight).

Source: Self Prepared

Below we describe the main socioeconomic characteristics of the state, as well as its infrastructure, climate, and level of connectedness of the electric system of AmE to the National Interconnected System (SIN).

2.3. Socioeconomics

Chart 1 summarizes some socioeconomic characteristics of the AmE concession area. Amazonas is still lacking in infrastructure: according to data from the 2015 PNAD, 15 of households did not have garbage collection; 16 of urban households did have running water, and 21 did not have adequate sewage (septic tank or sewer systems). With respect to income, 24 of households living in the state were living below the poverty line, despite having the 11th highest GDP per capita in Brazil (R$ 21,874), which is evidence of high income inequality. The state also contains the highest percentage of rural households without electricity in Brazil (17 of the total).

Chart 1 – Socioeconomic characterization of the state of Amazonas

The state of Amazonas is characterized by :

I.	62 Municipalities
II.	2,54 inhabitants per km2 (density)
II.	16 of the population was located in rural areas in 2015
II.	9 of the population was illiterate in 2015
II.	15 of the households did not have garbage collection in 2015
II.	16 of urban households did not receive water supply through networks in 2015
II.	21 of households did not have adequate sewage septic tank/networks in 2015
II.	17 of rural households did not have electricity in 2015
III.	11 of unemployment rate according to the 2014 IPEA/PNAD
III.	24 of the population lived in households with per capita household income below the poverty line in 2014
III.	R$ 833.68 average household income per capita in 2014 (in Brazil this amount is R$ 1152.24)
IV.	R$ 21,874 GDP per capita
IV.	31.79 Deaths per 100 thousand inhabitants in 2014 (Brazilian average, 29.37)

Sources: i. IBGE[1]; ii. PNAD[2] 2015; iii. IPEA[3]/IBGE 2014; iv. DATASUS[4]/IBGE.

In Appendix A, we compare these indicators with values for Brazil and the North Northeast Regions.

The main economic center of the North Region of the country, built in an area of 10 thousand km², with headquarters in Manaus, the Manaus Free Trade Zone (ZFM) is a very important economic center for the state of Amazonas. The ZFM was decreed by Decree-Law No. 288, of February 28, 1967, with the intention of providing environmental protection through the establishment of fiscal incentives to be implemented in three areas[5]: commercial (major development occurred until the end of the 80's); industrial (considered the main justification for the ZFM, which houses approximately 600 high-tech industries that have generated more than half a million jobs, directly and indirectly, mostly in electronics, motorcycles, and chemicals); and agricultural (with housing projects focused on food production, agroindustry, fish farming, tourism and wood processing).

The ZFM reached a total of R$ 87.25 billion in sales[6] in 2014 This amount corresponded to 1.6 of Brazil's GDP in that year, keeping the capital Manaus within the ranking of the six municipalities with the highest grosses in the country.

[1] Brazilian Institute of Geography and Statistics – IBGE
[2] National Household Sample Survey - PNAD
[3] Institute of Applied Economic Research - IPEA
[4] Data Processing Department of the National Health System - DATASUS
[5] According to information from the website of the Manaus Free Trade Zone Superintendence (SUFRAMA)
[6] "Indicators of Performance of the Industrial Hub of Manaus" Report. Access on 04/03/2017.

2.4. Transportation Infrastructure

The National Transport Infrastructure Department (DNIT) is the main operating arm of the Ministry of Transportation. It was created in February 2002 to be responsible for the construction, maintenance and operation of the Federal Highway System including roads, railroads and waterways. The analyzes and conclusions contained in this section are based on information provided by the DNIT in the annual summary of the year 2015 of the National Road System.

Graph 1 shows the density of total roads, taking into account both planned and completed, highlighting the data of the North and Northeast states.

Graph 1 - Total Highway Density (km/km²)

0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.01
0.03
0.04
0.05
0.06
0.11
0.14
0.17
0.25
0.25
0.26
0.36
0.46
0.53
0.54
0.62
0.13
0.58
0.69
AMAZONAS
PARÁ
RORAIMA
AMAPÁ
ACRE
RONDÔNIA
TOCANTINS
MARANHÃO
PIAUÍ
BAHIA
SERGIPE
CEARÁ
PERNAMBUCO
RIO GRANDE DO NORTE
ALAGOAS
PARAÍBA
MIDWEST
SOUTHEAST
SOUTHEAST
NORTH
Northeast
MIDWEST
SOUTHEAST
SOUTHEAST

Source: Self Prepared based on DNIT's 2015 data

Amazonas is the state with the lowest density of roads in Brazil, having only 10 meters of road per square kilometer of area. This fact is partially due to the size of the Amazonian rain, which reduces the urbanized area.

Graph 2 illustrates the distribution of Amazonian roads between existing and planned. From this, it can be seen that Amazonas has a clear need to expand its road network: 58 of all roads are in the planning stage, while 42 are in use.

42%
58%
Planned
Existing

Source: Self Prepared based on DNIT's 2015 data

Despite the high percentage of planned routes compared to total Amazonian roads, most planned roads do not have an estimated date of completion, which brings great uncertainty regarding the availability of road infrastructure in the short and medium term. The analysis of the constructed roads results in Table 2 that provides data for the federal, state and municipal highways, as well as whether they are paved[7].

Table 2 – Highway indicators to Amazonas

Type	Roads	Extension (km)	Weight /Participation ( )
TOTAL	Federal	2,300.30	38.39
	State	1134.3	18.93
	Municipal	2,556.70	42.67
	Total Highways	**5,991.30**	**100.00%**
Paved	Federal	630.6	29.24
	State	797.9	36.99
	Municipal	728.5	33.77
	Subtotal Paved	**2,157.00**	**36.00%**
Not paved	Federal	1,669.70	43.55
	State	336.4	8.77
	Municipal	1,828.20	47.68
	Subtotal Not Paved	**3,834.30**	**64.00%**

Source: Self Prepared com base em dados do DNIT, 2015

Amazonas has a road network of almost 6,000 km of highways, with federal and municipal roads having similar levels of representation, 38 and 43 respectively. Of the total extension of existing highways, 64 are unpaved (3,834 km). Most of the paved roads of Amazonas are under state administration (797.8 km or 37 of the total). It is noteworthy that the low representation of paved federal roads (only 630 km of the total 2,300 km).

[7] Paving is the coating of a road by materials able to resist the continuous flow of vehicles, for example, by asphalt

In addition, it is noted that more than 1,800 km of municipal roads need to be paved (out of a total of 2,556 km). This fact directly influences the movement between the central area of the municipality and its surrounding areas, since these roads tend to become dangerous in case of rains, because the dirt roads generate mud and can bog down the emergency services vehicles.

With regard to regional representation, the state of Amazonas has a low contribution to the total roads in the North Region, being the second state with the lowest mileage: only 3 of the total state roads in the north of the country are located in Amazonas as well as 3 of municipal roads. Regarding federal roads, only about 9 of the total of these existing highways in the North Region are in the state of Amazonas.

Figure 3 shows the federal (red) and state (blue) highways for the state of Amazonas[8]. There is a higher concentration of highways in the region near the capital Manaus.

Roads
State
Federal

Figure 3 – Federal and State Highways of Amazonas

Source: DNIT, 2013 e 2016

Amazonas is a state with low density of roads, presenting a deficient road infrastructure (only 36 of the roads are paved, the majority of which are state government roads). Most of the unpaved roads are under municipal administration, which makes it very difficult to transport people and provide services in the state of Amazonas.

In contrast to the difficulties of access to roads in Amazonas, the region's rivers are highly navigable. Brazil has approximately 40,000 km of navigable waterways, and the Amazonian hydrographic network accounts for about 40 of the country's navigable stretches. The main navigable waterways in Amazonas are comprised of the rivers Amazonas, Branco, Aripuanã, Içá, Japurá, Nhamundá, Solimões and Purus. Figure 4 shows the Amazon waterways along with the state and federal highways. It is noted that practically the whole territory of the state is cut by navigable rivers, a fact that assists in the access to the rural regions.

[8] For the year 2016, the DNIT made available only file formats of the federal highways, so the most recent state highway information so from the year 2013.

STATE OF AMAZONAS
VENEZUELA
COLÔMBIA
PERU
BOLIVIA
RR
PA
AC
RO
MT
R. Negro
R. Japurá
R. Içá
R. Solimões
R. Juruá
R. Tefé
R. Urucu
R. Coari
R. Purus
R. Madeira
R. Aripuanã
R. Javari
R. Acre
R. Uatumã
R. Amazonas
Manaus
Tefé
Coari
Lábrea
Humaitá
Parintins
Maués
Borba
Manicoré
Eirunepé
Ipixuna
Envira
Carauari
Juruá
Tapauá
Apuí
Dez Dias
Capitari
Prainha
Santa Isabel do Rio Negro
São Gabriel da Cachoeira
Benjamin Constant
Atalaia do Norte
Nhamundá
Itapiranga
Itacoatiara
Novo Airão
Presidente Figueiredo
Balbina
Autazes
Nova Olinda do Norte
Novo Aripuanã
Boca do Acre
Boca do Acará
Três Irmãos
Concórdia

Source: DNIT, 2012

The Solimões-Amazonas waterway is the most navigable and busiest waterway in the state, as well as one of the most important of the country. It carries all types of vessels, from those for recreational and short-distance travel to large navigation vessels.

2.5. Climate

Located at the equator, the state of Amazonas has a hot and humid climate, with annual temperatures ranging from 21ºC to 42ºC. The climate is characterized by high humidity throughout the year, conducive to its lush vegetation. The rains are abundant and, at certain times, cause floods covering vast regions. The rainfall contributes to the flooding of the rivers and helps in the transformation of the Amazonian landscapes between the dry season and the rainy season. Table 3 contains basic information regarding the climate characteristics of the Amazonas area.

Region	Climate Characteristics for Amazonas and Regions				
	Rainfall Index[i] (mm)	Intensity of Rainfall[ii] (mm/day)	Keraunic Index[iii] (thunder/km²)	Maximum Temperature[iv] (°C)	Maximum wind speed[v] (mps)
Amazonas	239.38	15.42	7.93	32.15	3.02
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	109.44	8.82	5.55	29.45	4.69

Source: Gross data obtained from the INMET[9] and INPE[10] website. Information processing by state based on ABRADEE P&D, 2012[11].

i = Annual average rainfall (rain, snow, hail) at a given location over a given period of time.

ii = Ratio between the rainfall index and the number of days with precipitation in a given region.

iii = Quantity of thunder in a given region.

iv = Maximum average temperature recorded.

v = Average maximum speed recorded.

The state of Amazonas has a high average rainfall that is above the national averages and the averages for the North and Northeast regions. This also applies to rainfall intensity in the region, which is approximately twice the national average. Regarding the average maximum temperature, this is slightly above regional and national averages.

The fact that Amazonas experiences high rainfall and high temperatures contributes to the region having a high keraunic index - the highest in Brazil - with the capital Manaus occupying the first place in the ranking of lightning strikes in the state.

The region's wind speeds are low compared to regional and national averages, due mainly to the existence of the natural barrier formed by the Amazonian Rainforest. Figure 5 shows the cumulative total volume of precipitation (in millimeters) for all Brazilian states in the years 2015 and 2016.

[9] Meteorology National Institute - INMET

[10] Spatial Researches National Institute – INPE

[11] The information available for this analysis refers to the year 2012 and was taken from the ABRADEE P&D project titled Periodic Tariff Review Methodologies of Electric Power suppliers carried out in 2013, since there is no publicly available average data or accumulated variables of the study variables.

TOTAL RAINFALL IN 2015
TOTAL RAINFALL IN 2016
(mm)

Figure 5 – Cumulative total rainfall for the Brazilian states

Source: INMET, 2016.

The state of Amazonas is the rainiest region of the country, with precipitation totals between 2,000 mm and 3,400 mm for both years 201 and 2016. Rainfall rates for the state are well above the rates for the North and Northeast Regions, as well as the national average.

Figure 6 shows the average temperatures (degrees Celsius) for all Brazilian states in the years 2015 and 2016. These are fairly stable as average temperatures for Amazonas were between 26ºC and 28ºC for both years (except for the extreme northeast of the state, which had annual temperatures average between 28ºC and 30ºC).

2015 OBSERVED AVERAGE TEMPERATURES
2016 OBSERVED AVERAGE TEMPERATURES
(°C)

Figure 6 – Average temperatures observed for the Brazilian states

Source: INMET, 2016.

Considering the above facts, we conclude that (i) Amazonas is characterized by a high frequency of lightning strikes, which may lead to frequent power outages; and (ii) The high level of rainfall together with the (iii) lack of paving of most of the highways and (iv) the extensive size of the state makes transportation difficult for the maintenance teams, and consequently can increase repair times lowering the DEC and FEC quality indicators of AmE12.

2.6. Geoelectric Characteristics

     The state of Amazonas is served, in part, by the National Interconnected System (SIN) -which has been supplying the municipalities of Manaus, Iranduba, Manacapuru and Presidente Figueiredo since 2013 (known as Manaus System) and by the Isolated System - which fully serves the rest of the state.

     This chapter will address the level of connectedness of the State of Amazonas to the SIN, as well as the characteristics of the High, Medium and Low Voltage distribution systems that make up the state system.

i. Connectedness Level to the Integrated Nacional System (SIN)

     The transmission system in Brazil has importance and a role that exceeds the classic function of “only” taking energy from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electric system, notably its hydraulic base, and the large territorial extension of the country, the transmission system in Brazil also works as a “virtual source of energy”, that is, it is operated in a way that allows diverse uses between the sub-systems (North, Northeast, Mid-West/Southeast, and South).

     The isolated systems are located virtually totally in the North Region of the country. Today, they represent a little more than 2% of the total consumption of electricity in Brazil [6]. The supply of electric power in the isolated systems of the North region essentially consists of hydroelectric plants - without reservoirs - and thermal plants - 80% of the installed capacity of generation of diesel oil-powered thermoelectric plants, according to data from the Ministry of Mines and Energy [9].

     The non-interconnectedness of the isolated systems implies a high cost of operation and maintenance of such generating plants, since generating power based on fossil fuels is notoriously more expensive than from a water source, as observed in Graph 3 (comparison of the year of 2011).

12 Equivalent Duration of Interruption per Consumer Unit - DEC; Equivalent Frequency of Interruption per Consumer Unit - FEC

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	22

Graph 3 - Competitiveness of generation sources

Diesel
Fuel Oil
Natural Gas
Nuclear
Mineral Coal
Biomass
Aeolic
Hydroelectric
0
100
200
300
400
500
600
700
800
R$/MWh

Source: MME/SPE Market Data, 2011.

Figure 7 illustrates the situation as of June 2016 of the level of interconnection - current and future - of national transmission lines. In the state of Amazonas, the capital and the municipalities close to it are connected to the SIN. This connection to the SIN is via two 500 kV transmission lines circuits from the Imperatriz substation of Eletronorte (located in Maranhão).

Even though Manaus connected to the National System, about 20 of the energy used to service the capital and nearby municipalities is supplied by local natural gas thermoelectric plants. The interior of the state of Amazonas is fully served by isolated systems. The inland regions of the state of Amazonas are served only by isolated systems. There are 61 cities served by 95 thermoelectric, which has 573 generator sets (in general work with diesel). Additionally, the municipalities and generating stations have different capacities, varying from 50kW of installed capacity up to 30MW.

Legend
Existing
Future
Complex
138 kV
230 kV
345 kV
440 kV
500 kV
750 kV
Paraná
Paranapanema
Grande
Paranaíba
Paulo Afonso
Number of existing circuits

Figure 7 – National Interconnected System (SIN)

Source: ONS, 2016

     Analyzing the state of Amazonas it can be noted that there is a planned transmission line of approximately 1,430 km that would connect Manaus to Boa Vista (the capital of the state of Roraima). This line was supposed to be ready by January 2015; however, work on the line has currently stopped due to environmental issues related to a section of the line passing through the Waimiri Atroari indigenous reserve that is on the border of Amazonas with Roraima. It should be emphasized, however, that this line would not increase the level of connectedness of the State because there are no representative towns to enable substation constructions from 500 kV to 13.8 kV along its extension. The objective of the line is to connect Boa Vista to the SIN because currently the capital of Roraima is supplied by Venezuela. There is no official forecast of termination of this transmission line13.

ii. AT/MT/BT network standards

     The Amazonas High Voltage Distribution System is serviced by a single point of supply from Tucuruí, Pará, through a transmission line of 1,438 km in a double circuit of 500 kV that reaches the Lechuga substation, in the state capital [10]. From this SE14 four lines derive, forming the existing subtransmission system: (I) a 138 kV line, in a simple circuit, with a length of 29 km connecting the SEs Lechuga to Jorge Teixeira and (ii) three double-circuit 230 kV lines linking SE Lechuga to the SEs Jorge Teixeira, Manaus and to UHE Balbina [11].

     In order to reach the municipalities of Manaus, Iranduba, Manacapuru and Presidente Figueiredo, which make up the interconnected area of the Amazonas Energia concession, AT's electricity distribution system has 5 transmission lines (LTs) at 138 kV and 45 LTs at 69 kV. For distribution of energy that runs along these lines, there are 23 SEs of 69/13.8 kV, 1 SE of 230/13.8 kV and 3 SEs of 138/13.8 kV. The distribution lines of the AT system are separated into 3 subsystems, supplied by the substations: SE Mauá Três – 230/138/69 kV (Subsystem 01), SE Manaus – 230/69/13.8 kV (Subsystem 02) & SE Jorge Teixeira – 230/138 kV (Subsystem 03). Figure 8 shows the layout of the SEs of the Manaus Distribution System.

13 "In an exclusive interview with Folha, the regional superintendent of Eletrobras Transmissão Roraima, Roni Franco Rodrigues, announced that at the beginning of April there will be a meeting with the indigenous people to define overcoming the last obstacles for the resumption of the work of Linhão de Tucuruí between Manaus (AM) and Boa Vista, which will link Roraima to the National Interconnected System (SIN) from the Amazonas. With the resumption, the process should be started from zero, with a forecast for the energy to reach Roraima possibly in 2021. ” – Information from FolhaWeb (03/28/2017).

14 SE's is the abbreviation commonly used for AT/MT transformation substations.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	24

UTE Balbina
Silves (Tucuruí)
SE Lechuga
Manauara
ELN
Jaraqui
Igarapé do Tarumã-Açu
Igarapé do Ipiranga
Santa Etelvina I e II
LEGEND
AEROPORTO
S. Antônio
Cidade Nova
Mutirão
SE Mutirão
Igarapé João Paulo
SE Jorge Teixeira
São José
SE Cachoeira Grande
Gera
SE Manaus
Flores
V-8
Tambaqui
SE Compensa
D. Dois
P. Ismael
D. Industrial
SE Mauá Três
Cachoeirinha
Mauá
Marapatá
Aparecida
Rio Negro
Manacapuru
Iranduba

Figure 8 – Substations of the electrical system of Manaus
Source: Eletrobras Amazonas, 2016.

The Medium and Low Voltage Distribution network has more than 30,000 km of 13.8 kV and 34.5 kV (MT) lines and with just under 14,000 km of lines for BT service. Approximately 68 of the total distribution networks are MT and 32 refer to the BT class. Of the total number of lines in MT, 61 are in urban areas and 39 are in non-urban or rural areas. The distribution networks in MT are associated to a total of 301 feeders in the voltage 13.8 kV and 1 in the voltage of 34.5 kV. The total MT / LV distribution transformers total 68,641 conventional units.

The state of Amazonas also has Isolated Systems (SIs) to service the inland regions. In total, the SIs represent a market of approximately 308,678 consumer units and a total demand of 285,678 kW. The isolated systems are distributed in 5 sets of consumers: Middle and Low Amazon, Purus and Madeira, Medium Solimões and Juruá, High Solimões and Rio Negro and Low Solimões.

Figure 9 shows the map of the river channels and the area of activity of the company AmE, in the interior of the state of Amazonas.

Calha do RIO NEGRO
Calha do JURUÁ
Calha do PURUS
Calha do MADEIRA
Calha do MÉDIO E BAIXO SOLIMÕES
Calha da METROPOLITANA
Manaus
Tonantins
Jutaí
Juruá
Uarini
Tefé
Coari
Codajás
Carauari
Tapauá
Itamarati
Eirunepé
Ipixuna
Guajará
Envira
Pauini
Lábrea
Canutama
Humaitá
Manicoré
Novo Aripuanã
Apuí
Borba
Maués
Boca do Acre
Barcelos
Japurá
Maraã
Novo Airão
Anamã

Source: Eletrobras Amazonas, 2016.

2.7. Particularities: Vertical Disintegration Process

Under the Brazilian model, suppliers connected to the interconnected system should not have power generation, transmission and commercialization ventures, which are considered activities that are not related to the concession of the electric energy distribution service [12].

As mentioned in section 1.1, AmE's main activity is the distribution of energy for its concession area. The fact that it operates in isolated systems means that the company holds generation and transmission assets and consequently makes it a company with vertical processes. However, since the state already has its capital interconnected with the SIN, the vertical disintegration is necessary.

In this sense, Authorization Resolution no. 4,244 of July of 2013 approved the process of vertical disintegration of the Amazonas supplier. The is process involves two stages, as detailed in the vote of the Director Julião Silveira Coelho in the scope of the Process: 48500.004245/2012-43, after which AmE will have its generation and transmission assets and liabilities segregated and under the ownership of a company controlled by Eletrobras - Amazonas Geração e Transmissão de Energia S.A. – AmGT. Chart 2 summarizes the process proposed by AmE.

FIRST STAGE:

I. Realization of capital increase in a new company to be incorporated - NEWCO, future AmGT -, "with contribution of net assets related to generation and transmission activities";

II. The Company AmE — future Amazonas Distribuição de Energia S.A. – AmD — "temporarily, within a period comprised within the legal term for the realization of the segregation, holds 100% of the capital stock of AmGT."

SECOND STAGE:

I. Eletrobras facilitates a debt offering by AmD;

II. AmD issues debentures, non-convertible into shares, with swap clauses, in favor of Eletrobras in the same amount of debt assumed;

III. The interchangeable debenture shall be compulsorily redeemed by AmE, which shall deliver to Eletrobras in exchange, the entire stake held in AmGT;

IV. Transfer of ownership of the Balbina UHE and the UTEs Aparecida, Mauá, Cidade Nova, Flores and São José of AmE to AmGT, as well as Eletronorte's UTE Electron to AmE and later to AmGT (other plants owned by AmE will be used "as own generation of the supplier").

Source: Vote of the Rapporteur within the scope of Process: 48.500.004245/2012-43

The following illustrations represent the First and Second Stages of AmE's vertical disintegration process. Figure 10 represents the First Stage, where AmGT is created and AmE's assets are segregated, while Figure 11 illustrates the Second Stage of the process along with the final configuration of the Amazonas Distribuição and Amazonas Geração e Transmissão companies.

Current Structure
Eletrobras
100% ON
100% CT
D+G+T
Eletrobras
Amazonas Energia
100% ON
100% CT
Eletrobras
Amazonas G&T
Final Structure
Eletrobras
100% ON
100% CT
D+G+T
Eletrobras
Amazonas Energia
D
Stocks transfer of AmGT through G + T
100% ON
100% CT
Stocks transfer of AmGT through G + T
Eletrobras
Amazonas G&T
G + T

Source: Vote of the Rapporteur within the scope of Process: 48.500.004245/2012-43

STEP 1
Eletrobras
Capitalization upon debt contribution
Assumption of Dept/Ussing debentured
100% ON
100% CT
D
Eletrobras
Amazonas Energia
100% ON
100% CT
G+T
Eletrobras
Amazonas G&T
STEP 2
Eletrobras
100% ON
100% CT
Stocks transfer of AmGT through debentures exchange
D
Eletrobras
Amazonas Energia
100% ON
100% CT
G+T
Eletrobras
Amazonas G&T
Final Structure
Eletrobras
100% ON
100% CT
100% ON
100% CT
Eletrobras
Amazonas Energia
Eletrobras
Amazonas G&T
D
G + T

Figure 11 - Illustration of the vertical disintegration process of AmE – Second Stage
Source: Vote of the Rapporteur within the scope of Process: 48.500.004245/2012-43

The direct acquisition of the shares of Amazonas by Eletrobras involves the meeting of accounts between the supplier and the holding company, having relevant impact on the equity division between the companies. The partial assignment of the Urucu Natural Gas Purchase

Contract - involving Petrobras and the gas supplier of the state of Amazonas (Cigás) - from AmD to AmGT is foreseen.

     Despite the urgent need for vertical disintegration, ANEEL has extended the deadline for separating the generating and transmission areas of AmE. The state-owned company will have 18 months, beginning November 1, 2016, to complete the process. The Agency's decision took into account the complexity of the company's vertical disintegration process and its economic and financial situation. The aforementioned proposal proved to be complex due to the difficulty of pricing Amazonas GT, partly due to uncertainties related to the natural gas contract with Cigás.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	29

3. Market and Consumption Unit Forecasts

The sections below present: (a) a history of the market and consumption units, with information subdivided as per voltage level and class of consumption; (b) market forecast methodology per class of consumption, as well as auxiliary data and variables used in the forecasts; (c) Results of market forecasts until 2048; (d) consumption units forecast methodology; and (e) results of the CU's forecasts until 2048.

3.1. Market and Consumption Unit History

In Table 4 we have presented the evolution of the number of consumption units ("NCU") of the company from 2013 to 2016, as well as the variation rates in the entire period – variation of 2016 in relation to 2013 – and geometric – Compound Annual Growth Rate (CAGR)[15].

Subgroup A3 (High Voltage) presents increasing trajectory of 6 a year (p.a.) average, with slight drop just in 2016. Subgroup A4 (Medium Voltage) presented oscillation in the growth trend by 2 p.a., while LV (Low Voltage) has a continuous growth trajectory every year, with average rate at 4 p.a.

	NUC by Voltage Level				Change Rate	
Voltage / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric (p.a.)
A3	27	29	35	32	19	6
A4	2,708	2,811	2,798	2,842	5	2
BT	816,728	856,704	901,555	922,977	13	4
TOTAL	819,463	859,544	904,388	925,851	13	4

Source: Periodical Tariff Review (RTP) 2013 and the Tariff Adjustment Indexes (IRT) of the Company from 2014 to 2016. In general, NCU refers to October, except for 2015 and 2016, when the reference months are August and July, respectively.

In Table 5 we demonstrate the evolution of the invoiced market (MWh) per voltage level, in addition to the two growth rates - period and geometric. The information about the market are also presented in accordance with the types: (i) Supply – captive consumers of the Distributor; (ii) Supply – Distributor supplying another Distributor; (iii) Other Free – free consumers of the Distributor; and (iv) Distribution.

[15] CAGR – Compound Annual Growth Rate.

Table 5 – Market Evolution per Voltage Level

	Market by Voltage Level (MWh)				Growth Rate	
Voltage / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric (p.a.)
SUPPLY CAP.	5,773,899	6,046,889	6,309,519	6,079,604	5	2
A3	1,008,689	1,049,049	1,053,644	950,666	-6	-2
A4	1,905,060	1,843,860	1,927,323	1,824,456	-4	-1
BT	2,860,149	3,153,980	3,328,553	3,304,482	16	5
LOW INCOME	81,420	204,978	299,034	281,484	246	51
SUPPLY DIST.	-	-	-	-	-	-
OTHER FREE	-	-	-	-	-	-
DISTRIBUTION	-	-	-	-	-	-
TOTAL	5,773,899	6,046,889	6,309,519	6,079,604	5	2

Source: RTP 2013 and IRTs from 2014 to 2016 of the Company
The market data refers to the 12-month period, starting from the month before IRT. The market share percentage of Low Income is given in relation to the Low Voltage market.

In general terms of the power supply, a relative stability of the invoiced market can be noted: around 6 TWh per year for the analyzed period.

In relation to the opening per voltage level, it can be verified that while the LV consumption market classified as low income grows expressively at rate of 51 p.a. (result from the Government Program Luz Para Todos –PLpT). The HV and MV markets present retraction with average annual rates at 2 p.a. and 1 p.a. The representativeness of the MV and HV market of the company is due specially to the industrial center in Manaus (ZFM).

Although the IRT data for 2016 does not include free consumers, the most recent information from the company, from December 2016, indicates presence of 52 free customers. The trend is this number to increase, given that PLD in the North region is lower than the cost of regulated energy. According to Approval Resolution No. 2.182 dated November 29, 2016, the energy tariffs for captive consumers class A3 and A4, peak and out of peak, were 380.95 and 244.01 R$/MWh, respectively, while PLD in the North region is about 33.68 R$/MWh. Such fact becomes stimulation for migration of captive consumers to the free power market of AmE.[16]

Table 6 contains the evolutions of the mid-market per voltage level, in addition to the two growth rates: period and geometric. Mid-market means the average consumption value of a customer in accordance with the voltage of service.

[16] In a meeting with Amazonas Energia, it was mentioned that if PLD in the North Region remains very much below the distributors energy tariff, there is a strong trend of migration of the captive consumers class A3 and A4 to the free market in short terms.

Table 6 – Mid-Market Evolution per Voltage Level

	Average Market per UC by Voltage Level (MWh)				Change Rate	
Voltage / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric ( ) p.a.
A3	3,113	3,015	2,509	2,476	-20	-7
A4	59	55	57	53	-9	-3
BT	0.29	0.31	0.31	0.30	2	1
TOTAL	0.59	0.59	0.58	0.55	-7	-2

Source: RTP 2013 and IRTs from 2014 to 2016 of the Company. The market data refers to the 12-month period, starting from the month before IRT.

Comparing Table 6 to the information presented in the previous tables, it can be concluded that the growth of the LV market is due to the increase of the number of consumers and not increase in the average consumption of each client (which is currently about 300 kWh). The oscillation with growth trend observed in the number of HV consumers is accompanied by a reduction of the average consumption (about 637 MWh in 4 years).

The information about average monthly consumption per client may also be presented per category (rating of users according to the final destination of the electric power), as per Table 7.

	Monthly Average Consumption per Class (kWh)				Change Rate	
Class / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric ( ) p.a.
Residential	208	227	232	229	10	3
Industrial	46,155	46,241	45,494	40,908	-11	-4
Commercial	1,456	1,482	1,518	1,501	3	1
Rural	152	162	158	159	5	2
Public Illumination	23,521	22,287	21,719	19,946	-15	-5
Public Entity	5,131	5,371	5,693	5,438	6	2
Utility	19,752	17,742	16,656	17,583	-11	-4
Other	13,140	12,457	12,735	6,698	-49	-20
TOTAL	587	586	581	547	-7	-2

Source: RTP 2013 and IRTs from 2014 to 2016 of the Company. There might me divergence in relation to the total mean presented in Table 6, which uses the market accumulated in 12 months, while here, the data reflects the reference month of extraction of the number of consumption units (normally, one or two months before IRT/RTP).

It can be noted that the Residential class presented higher growth of average consumption (3 p.a.), while the Public Service, Others, Lighting and Industrial classes showed decrease in consumption.

3.2. Market Forecast Methodology

In order to subsidize the several tariff calculations and the economic-financial cash flow, forecasts about the following total market segregations are necessary: (i) class of consumption (Residential, Commercial, Industrial, Rural, Public Service, Public Lighting, Public Service, Own Consumption); (ii) voltage level (High Voltage - A1, A2 and A3 -, Mid Voltage - A3a and A4 – and Low Voltage - LV -); and (iii) type of consumer (free and captive).

Regarding the market forecast per class of consumption, the main time series methodologies used for the forecasts are known with *Box & Jenkins* (BOX; JENKINS, 1976) and the methods of exponential smoothening, especially the State Space models (HYNDMAN, et al. 2002). These methodologies allow the forecasting of future values of series based on present and past values, using univariate and multivariate. Univariate series are based on the very own structure of the historical series, and the multivariate series allow using auxiliary variables, which have association with the modeled historical series. In addition to these more consecrated methodologies, another possibility is the Dynamic Models, which consist of the multiple regression models estimated from the Ordinary Least Squares (OLS). In **Appendix B**, there is a brief explanation of each of the methodologies mentioned and used for the AmE market forecast.

Software R (version 3.2.3) and EViews 8 were used for the modeling. For the case of software R, specific packages have been used: Forecast v8.0 (HYDMAN, et al. 2017) for models Box & Jenkins, ETS and Dynamic Models; and Dyn v0.2-9 (GRONTHENDIECK, 2012), dynlm v0.3-3 (ZEILEIS, 2014) for Dynamic models. In the case of Dynamic models, software EViews has also been used.

For the analysis of the adequateness of the estimated models, transformations have been used to the historical series. Transformations are applied with the purpose of stabilizing the variation of the temporal series and to obtain the distribution the closest to the normal. For that, it is possible to apply a series of mathematical transformations, such as logarithm, power, and inverted transformations. A methodology that embraces these transformations that may be automatically implemented to software R and Eviews, is called Box Cox. The Box Cox transformation consists of finding an optimal λ that is close to the distribution of yt of the normal distribution.

Equation 1 - Box Cox Transformation

$$y_t(\lambda) = \begin{cases} \dfrac{{y_t}^{\lambda} - 1}{\lambda}, & se\ \lambda \neq 0 \\ ln(y_t), & se\ \lambda = 0 \end{cases}$$

The Box Cox transformation was used in all forecast models, which implies that the coefficients of the forecast models have no analytical sense, due to the change of scale in the historical series and, therefore, cannot be directly interpreted as elasticities.

In addition, tests were used in the analysis of the residues for the verification of presuppositions of non-correlated residues, homoscedasticity, and normality; as well as models for untying models. The untying of models was made from the criteria of information that in both cases seeks the smallest value possible:

- AIC (Akaike Information Criterion) and BIC (Bayesian Information Criterion), both based on the average square of residues.

- MAPE (Median Absolute Percentage Error), which consists of evaluating the forecast error.

     In this regard, the objective was that of finding forecast models that were suitable for the conduction of long term forecasts, conciliating the observance of presuppositions and using good rates in the information criteria. Since it regards to markets with very specific particularities, in some cases it was necessary to use auxiliary variables that presented association with the historical series from a degree of reliability of 75%, being selected as significant those obtaining p-value below 25% of significance. In most part of the approved models, the p-values were around 5 or 10%. Only in specific cases the p-value of 25% was used. The p-value is not the only criterion adopted for the approval of the models, considering that other tests (residue analyses and information criteria) were applied to each model. Not necessary a value of significance greater than 0.05 or 0.1 is a factor of elimination of the estimated model. There is not a consensus in the specialized literature about the p-value threshold, the most important being understanding the problem in question and the theoretical justification of the estimated models [13].

     For the case of autoregressive components, moving averages, and trend averages, the models with the best information criteria and that resulted in models with proper residues were selected. The choice of a more appropriate methodology was performed in the following order: Box & Jenkins, ETS and Dynamic Models. The models in which the coefficient signals of the auxiliary variables followed the economic logics were also selected. Therefore, the approach used allows for choosing the best model among a wide range of options and the selection of relevant auxiliary variables. For the 6 companies designated, this approach was applied to each one of the eight consumption classes, which facilities the treatment of specificities of each one of the series to be forecasted. Appendix C shows the consistency tests performed to each selected model. Appendix D presents models that have also been tested and not selected for they violate modeling criteria.

     The market forecast per voltage level took into account the evolution of the participation in the voltage levels of the overall market since 2012, according to information provided by the concessionaires. From the analysis of the behavior of these participations, it was possible to build an evolution curve, based on linear extrapolation, generating the market forecasts for each level of voltage (High, Medium, and Low). The evolution of the participation of each voltage level is presented in Graph 4.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	34

70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
jan/10
may/11
sep/12
jan/14
may/15
sep/16
jan/18
may/19
sep/20
jan/22
may/23
sep/24
jan/26
may/27
sep/28
jan/30
may/31
sep/32
jan/34
may/35
sep/36
jan/38
may/39
sep/40
jan/42
may/43
sep/44
jan/46
may/47
sep/48
AT
MT
BT

Source: Own elaboration.

Finally, the information about consumption volume on the free market was obtained through SPARTA worksheets for tariff adjustment from 2016. The annual data was broken down in months based on the seasonability of the high and the medium voltage markets. The forecast of the free market used AmE assumptions for 2017 and expectation for acceleration of the migration of high voltage clients to the free market by the end of 2018 (thus, there will be no high voltage consumption on the captive market as of then). As of 2019, the forecast followed the average growth forecasted for the total high and medium voltage markets (captive and free) directly.

Auxiliary Data and Variables

The models may be different in each class of consumption, depending on the Distributor. After several tests, the auxiliary variables used in the models per consumption classes are presented below. The adjustments of the models followed the hierarchical logics, prioritizing variables showing first in column "Tested" of

Table 8.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	36

	Variables	
Class	Tested	Used
Residential	Population or Residential UC	Population
Industrial	GDP & Employment	Employment
Commercial	GDP	GDP
Rural	GDP and Rural Population	GDP
Public Entity	Population and/or GDP	Population
Public Illumination	Univariate	-
Public Services	Population	Population
Own Consumption	Univariate	-

Source: Own Elaboration.

In addition to the correlated variables (auxiliary), due to the strong volatility of several series, dummy variables have been used to capture momentary changes or structural breaks[17] in the historical series.

The data of Population Total were obtained from the Brazilian Institute for Geography and Statistics ("IBGE"). IBGE provides the forecasted monthly population of the State until 2030. After this period, the growth rate month by month was used for the forecast in each Federative Unit, until 2048. The monthly growth rates were constant from 2030 to 2048 and corresponded to: Rondônia 0.05 , Acre 0.08 , Amazonas 0.07 , Boa Vista 0.10 ; Piauí 0.01 and Alagoas 0.02 .

The forecast of the monthly population for the Federal Units, carried out by IBGE, was obtained from the Method of Demographic Components, which incorporates information on the dynamics of demographic growth (mortality, fecundity, and migration). The monthly forecast is obtained from the use of a third-degree polynomial from the annual population forecasted by the Method of Demographic Components[18].

In the case of the historical series of Rural Population, its forecast was made from the series of Total Population. The market share ( ) of the total population for transformation into rural population was made based on information of the National Household Sample Survey – PNAD (2000\2015) and Demographic Censuses (2000 and 2010), with decennial forecast until 2050 and linear interpolation between the annual periods.

The forecast of the historical series of **Consumption Units** was made based on the State space model (ETS) that captures the error, trend, and seasonality. This, the forecast is univariate, based on the structure of the very own data series. The data have been obtained by the Distributors.

In the case of **Total GDP**, we have used the monthly series of the national GDP, provided by the Banco Central (BCB-Depec), at current values, including the period from January/2003 to December/2017. The series was transformed into real values of 2000, based on the GDP's implicit deflator, of the same, prior source. The series was forecasted until 2020, based on the GDP growth

[17] Structural breaks means dispersions and/or atypical inclinations to the data of the historical series.

[18] For more information, access <http://www.ibge.gov.br/apps/populacao/projecao/notatecnica.html> date of access: June 2, 2017.

rate per year, available in the Central Bank of Brazil's Market Expectations System, on March 3, 2017. After this year, a constant GDP growth rate of 3 p.a. was used, following the long-term forecasts of Banco BRADESCO until Dec/2048. This decision was made because BRADESCO presented a greater forecasting horizon than that of the Central Bank of Brazil.

The growth of the forecasted GDP indicates a recovery of Brazilian economy from 2017, with an expansion above 2 p.a. already in 2018. After 2021, the country will enter a phase of sustained growth at a moderate rate of 3 p.a. If compared to forecasts of the Brazilian GDP, the forecasted scenario is that of moderate bias. In the long term, it considers an expansion smaller than that brought in the Decennial Energy Plan (BRAZIL, 2015), disclosed by the Energetic Planning Company ("*Empresa de Planejamento Energético*"), indicating growth of 4.5% p.a. in the period from 2019 to 2024, while our scenario indicates an evolution of 2.8 p.a. In the short term, the scenario is more optimistic than the World Bank estimates, which forecast a slower recovery, with GDP having growth below 2 p.a. in 2018.

Figure 12 illustrates the GDP growth forecasts (p.a.) from the external sources mentioned above.

Used:

2015	2016	2017	2018	2019	2020
-3.8	-3.5	0.5	2.3	2.5	2.5

Source: FOCUS. BACEN. Date March 3 2017 Estimate

2015	2016	2017	2018	2019	2020	2021	2022	2023
-3.8	-3.6	0.3	2.5	3.0	3.0	3.0	3.0	3.0

Source: BRADESCO. Date April 12 2017.

Other Sources:

2015-2019	2019-2024	2015-2024
1.8	4.5	3.2

Source: Decennial Power Plan - POE.
EPE. date April 13 20172017.

2014	2015	2016	2017	2018	2019
0.5	-3.8	-3.4	0.5	1.8	2.2

Source: World Bank. Date April 13 2017.

Source: BACEN, BRADESCO, PDE and World Bank.

To obtain the **Total GDP** for the Federative Units, the market share of the Total GDP of the Federative Unit in relation to the Total GDP of the country. Since this value is annual, the same value from January to December of the respective year has been applied. As of January/2015, the market share of the Federative Unit's GDP was forecasted using the trend of past values, in the periods with greater potential growth of the market share, and the values were kept as constant market share as of January/2030, converging with the growth of the national GDP. Such forecast of the market share in the forecast of the total monthly GDP was applied at real values of 2000, obtaining the effective monthly total GDP for the Federative Units used.

Table 9 presents the market share of each State GDP between 2002 and 2014. In all States forming one of the areas of concession of the 6 companies, except for Alagoas, there is an increase of its economic relevance in a period of 12 years. This context results from a gradual, non-uniform trend of deconcentration of the economic activities of the South and Southeast regions to the other regions of Brazil. This trend occurs due to several reasons, such as, for instance: dislocation from the modern and exporting agricultural front to the States of Northeast and North regions, faster growth of the population in these States, expansion of the service services (especially tourism), increase to the weight of the traditional industry – seeking more competitive costs – and the commercial segment – which follows the general trend of the regional economy –, among others.

Table 9 – State GDP share in Brazil's GDP (%)

UF	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	(2002-2014)
Brazil	100	100	100	100	100	100	100	100	100	100	100	100	100	-
Rondonia	0.5	0.55	0.56	0.58	0.54	0.53	0.56	0.59	0.62	0.63	0.63	0.58	0.59	0.09
Acre	0.2	0.2	0.19	0.2	0.19	0.2	0.21	0.22	0.21	0.2	0.21	0.22	0.23	0.03
Amazonas	1.48	1.51	1.59	1.57	1.66	1.6	1.55	1.52	1.57	1.62	1.5	1.56	15	0.02
Roraima	0.16	0.15	0.14	0.15	0.16	0.15	0.16	0.17	0.17	0.17	0.16	0.17	0.17	0.01
Para	1.78	1.76	1.9	1.87	1.91	1.91	1.96	1.85	2.13	2.26	2.22	2.27	2.16	0.38
Amapa	0.21	0.2	0.2	0.2	0.22	0.22	0.22	0.22	0.21	0.22	0.23	0.24	0.23	0.02
Tocantins	0.36	0.38	0.37	0.36	0.36	0.37	0.39	0.41	0.42	0.42	0.43	0.45	0.45	0.09
Maranhao	1.07	1.14	1.13	1.16	1.23	1.13	1.22	1.23	1.19	1.19	1.26	1.27	1.33	0.26
Piauf	0.48	0.49	0.48	0.49	0.55	0.5	0.52	0.57	0.57	0.59	0.59	0.59	0.65	0.17
Ceara	1.93	1.9	1.88	1.89	1.93	1.87	1.94	2.02	2.04	2.05	2.01	2.05	2.18	0.25
Rio Grande do Norte	0.91	0.87	0.88	0.92	0.95	0.97	0.93	0.93	0.93	0.94	0.96	0.97	0.93	0.02
Para fb a	0.86	0.86	0.8	0.81	0.86	0.84	0.86	0.91	0.86	0.85	0.88	0.87	0.92	0.06
Pernambuco	2.42	2.26	2.3	2.31	2.3	2.3	2.26	2.39	2.5	2.52	2.66	2.65	2.68	0.26
Alagoas	0.77	0.73	0.72	0.71	0.72	0.73	0.72	0.73	0.7	0.72	0.72	0.7	0.71	-0.06
Sergipe	0.69	0.68	0.68	0.66	0.68	0.67	0.69	0.65	0.68	0.67	0.68	0.66	0 05	-0.04
Bahia	3.95	3.91	3.98	4.07	3.96	4.02	3.91	4.14	3.97	3.81	3.79	3.84	3.87	-0.08
Minas Gerais	8.33	8.39	8.78	8.68	8.83	8.84	8.96	8.62	9.04	9.14	9.19	9.15	8.94	0.61
Espirito Santo	1.82	1.83	2.03	2.17	2.22	2.23	2.32	2.08	2.2	2.42	2.43	2.2	2.23	0.41
Rio de Janeiro	12.38	11.8	12.32	12.43	12.44	11.9	12.16	11.75	11.58	11.72	11.94	11.78	11.61	-0.77
Sao Paulo	34.85	34.43	33.35	34.23	34.22	34.4	33.52	33.82	33.32	32.83	32.38	32.17	32.15	-2.7
Parana	5.93	6.41	6.31	5.87	5.71	6.07	5.97	5.9	5.8	5.88	5.93	6.25	6.02	0.09
Santa Catarina	3.66	3.73	3.76	3.76	3.78	3.81	3.91	3.87	3.96	3.98	3.98	4.02	4.2	0.54
Rio Grande do Sul	6.64	6.95	6.7	6.28	6.13	6.18	6.12	6.13	6.21	6.06	5.97	6.23	6.19	-0.45
Mato Grosso do Sul	1.1	1.27	1.19	1.09	1.11	1.11	1.16	1.19	1.22	1.26	1.29	1.3	1.37	0.27
Mato Grosso	1.29	1.55	1.71	1.58	1.27	1.4	1.58	1.58	1.46	1.58	1.65	1.67	1.75	0.46
Goias	2.59	2.65	2.61	2.48	2.55	2.63	2.65	2.79	2.75	2.77	2.88	2.84	2.86	0.27
Distrito Federal	3.62	3.4	3.43	3.49	3.51	3.43	3.55	3.73	3.71	3.53	3.41	3.3	3.42	-0.2

Source: IBGE

Considering the long-term time window of our forecasts, we assume that this trend of de-concentration of the economic activity will be maintained in the following years to all analyzed States. Thus, we have forecasted, from the historical series, a gradual expansion of the GDP share of these States until 2030. The GDP growth of each States grows more than the national average in this phase of convergence and will subsequently accompany the median expansion of the national economy. This behavior of the State economy growth is consistent with the historical trends and still carried a moderate bias when allowing a smoothening of the expansion in the last decade of the analyzed period. See forecast results in Graph 5 and 10.

AMAZONAS
Participation (%)
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2048

Source: Own elaboration.

10 – GDP average growth rates (%)

Average GDP Growth (%)	2010-16	2017	2018	2019	2020-22	2023-27	2028-32	2033-37	2038-42	2043-47
Brazil	**1.4%**	**0.5%**	**2.3%**	**2.5%**	**2.8%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**
Acre	3.0	4.1	5.9	5.9	6.1	5.9	4.3	3.0	3.0	3.0
Alagoas	1.9	1.0	2.8	3.0	3.3	3.5	3.2	3.0	3.0	3.0
Amazonas	4.3	2.9	4.7	4.9	5.1	5.1	4.0	3.0	3.0	3.0
Piauí	3.4	2.5	4.3	4.4	4.7	4.7	3.8	3.0	3.0	3.0
Rondônia	3.6	2.3	4.1	4.3	4.5	4.6	3.7	3.0	3.0	3.0
Roraima	3.8	2.9	4.7	4.8	5.1	5.0	3.9	3.0	3.0	3.0

Notes: The GDP convergence occurred in 2030 to the Federative Units, with the last forecast of BRADESCO being kept to the national scenario.
Source: Own elaboration.

Finally, the auxiliary variable "Formal Jobs Generated" presents the number of formal employees in the State. It is built based on the data of the Annual Statement of Social Information ("*Relação Anual de Informações Sociais* – RAIS") of the Ministry of Labor and Social Security ("*Ministério do Trabalho e Previdência Social* - MTE"). The information is *monthlized* from the net, monthly operation of occupied (hiring - dismissals) available in the General Directory of Active and Retired Employees ("*Cadastro Geral de Empregados e Desempregados* – CAGED") of the MTE. The forecast was obtained from the linear extrapolation with the State GDP, with the purpose of reflecting the economic performance of the region and its direct effect to the labor market.

3.3. Market Forecast Results

Chart 3 presents the forecast results for the Rural class of AmE. The elected model for the conduction of forecasts and proven as the most robust was that based on the Box & Jenking methodology, having Population and seasonality presence as auxiliary variable, using the observed series of consumption from January 2010 to November 2016. From the estimated forecasts, Residential consumptions grows at an average of 3.48 p.a. between 2017 and 2048.

Box & Jenkins
Auxiliary Variable
Year
MAPE: 3.88%
FORECAST
600,000
500,000
400,000
300,000
200,000
100,000
0
MWh
Year

Variables	Coefficient	p-value
AR (1)	1.6132	<0.001
AR (2)	-0.8445	<0.001
SMA (1)	-1.0931	<0.001
SMA (2)	0.5498	0.001
Constant	-175709.4579	<0.001
Ln (Population)	11818.7976	<0.001

Source: Own elaboration, based on the data provided by AmE.

Chart 4 presents the forecast results for the Industrial class of AmE. The model selected for the conduction of forecasts – and proven as the most robust -, using the Box & Jenkins methodology, with auxiliary variable the Number of Formal Employees, trend component and seasonability, using the consumption series observed from January 2009 to November 2016. From the estimated forecasts, the Industrial consumption grows at an average of 3.05 p.a. between 2017 and 2048.

Box & Jenkins

Auxiliary Variable
Year

Variables	Coefficient	p-value
SMA (1)	-0.6691	<0.001
Trend	-51671.8485	<0.001
Ln (Employement)	103454181.5596	<0.001

MAPE: 4.36%

FORECAST
MWh
Year

Source: Own elaboration, based on the data provided by AmE.

Chart5 presents the forecast results for the Commercial class of AmE. The selected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with auxiliary variable the State GDP, trend component and seasonability, using the consumption series observed from January 2009 to November 2016. Based on the estimated forecasts, the Commercial consumption grows at an average of 3.55 p.a. between 2017 and 2048.

Box & Jenkins

Auxiliary Variable
Year

Variables	Coefficient	p-value
AR (1)	0.674724	<0.001
MA (1)	-0.880788	<0.001
SMA (1)	0.2532347	0.019
Trend	3.0315544	0.100
Ln (GDP)	164.74046	0.074

MAPE: 3.58%

FORECAST
MWh
Year

Source: Own elaboration, based on the data provided by AmE.

Chart 6 presents the forecast results for the Rural class of AmE. The selected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with auxiliary variable the State GDP and instantaneous dummy in May 2016, using the consumption series observed from January 2012 to November 2016. Based on the estimated forecasts, the Rural consumption grows at an average of 2.61 p.a. between 2017 and 2048.

Auxiliary Variable
Year

Box & Jenkins

Variables	Coefficient	p-value
Constant	1.2576	0.000
AR (1)	0.3646	0.023
Momentary Dummy (May/2016)	-0.0003	0.055
Ln (GDP)	0.0005	0.105

MAPE: 6.16%

FORECAST
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
MWh
Year

Source: Own elaboration, based on the data provided by AmE.

     Chart 7 presents the forecast results for the Public Power class of AmE. The selected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with Population and seasonality being the auxiliary variable, using the observed series of consumption from January 2009 to November 2016. It shall be pointed out that the seasonal pattern of the forecast is due to the seasonal difference (integrated seasonal model). Based on the estimated forecasts, the consumption of the Public Service grows at an average of 3.15% p.a. between 2017 and 2048.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	44

Box & Jenkins

Variables	Coefficient	p-value
Constant	-994.0160	<0.001
AR (1)	0.5898	<0.001
SAR (1)	0.8266	<0.001
SMA (1)	-0.4571	0.069
SMA (2)	-0.1017	0.614
Ln (Population)	70.0309	<0.001

MAPE: 5.45%

Auxiliary Variable

FORECAST
MWh
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Year

Source: Own elaboration, based on the data provided by AmE.

ETS (M, Ad, M) – Aditive damped trend, wih multiplicative Holt-Winters' method and multiplicative errors

Variables	Coefficient
α	0.4985
β	0.0008
γ	0.0004
φ	0.971

MAPE: 9.34%

FORECAST
MWh
30,000
25,000
20,000
15,000
10,000
5,000
0
Year

Source: Own elaboration, based on the data provided by AmE.

methodology, with Population, structural break as of February 2013 and on and instantaneous dummies in August and September 2015, in addition to seasonability as auxiliary variable, using the observed series of consumption from January 2004 to November 2016. Based on the estimated forecasts, the consumption of Public Service grows at an average of 2.36 p.a. between 2017 and 2048.

Auxiliary Variable
Population
year
Box & Jenkins
Variables
Coefficient
p-value
Constant
-10.5364
0.218
AR (1)
0.4406
<0.001
SAR (1)
0.4404
0.010
Momentary Dummy (ago;set/15)
-0.2699
0.015
Structural Break Dummy (feb/13)
-0.1156
0.137
Ln (Population)
1.3355
0.019
MAPE: 6.18%
FORECAST
30.000
25.000
20.000
15.000
10.000
5.000
0
MWh
year

Source: Own elaboration, based on the data provided by AmE.

     Chart 10 presents the forecast results for the Own Consumption class of AmE. The selected model for the conduction of forecasts – and proven as the most robust -, uses the ETS methodology, using the observed series of consumption from January 2010 to November 2016. Based on the estimated forecasts, Own Consumption grows at an average of 0.58% p.a. between 2017 and 2048.

PwC | Loeser e Portela Advogados | Siglasul Prepared for BNDES 47

ETS (M, N, M). Multiplicative seasonality with multiplicative error
Variables
Coefficient
α
0.8887
γ
0.0009
MAPE: 20.62%
FORECAST
MWh
30.000
25.000
20.000
15.000
10.000
5.000
0
2010
2011
2013
2014
2016
2017
2019
2020
2022
2023
2025
2026
2028
2029
2031
2032
2034
2035
2037
2038
2040
2041
2043
2044
2046
2047
year

Source: Own elaboration, based on the data provided by AmE.

Table 11 presents the forecasted market per class of consumption discretized at every ten years between 2016 and 2046. The consumption in MWh per class is presented through its percentage share in relation to the total consumption and percentage growth between decennial periods. Graph 6 and Graph 7 illustrate the behavior of the forecasted market per class of consumption.

CLASS	MWh				Representativeness				Average Growth (p.a)		
	2016	2026	2036	2046	2016	2026	2036	2046	2017/2026	2027/2036	2037/2046
Residential	2,132,352	3,761,090	4,899,817	6,069,049	36.49	39.96	39.26	38.83	5.88	2.68	2.16
Industrial	1,405,186	2,145,984	2,888,361	3,546,515	24.04	22.80	23.14	22.69	4.33	3.02	2.07
Commercial	1,297,228	1,979,395	2,818,259	3,751,829	22.20	21.03	22.58	24.00	4.33	3.60	2.90
Rural	75,284	101,504	128,671	162,649	1.29	1.08	1.03	1.04	3.04	2.40	2.37
Public Entity	598,876	959,071	1,235,091	1,543,543	10.25	10.19	9.90	9.88	4.84	2.56	2.25
Public Illumination	159,353	191,484	206,620	219,265	2.73	2.03	1.66	1.40	1.87	0.76	0.60
Utility	154,012	248,513	278,926	311,018	2.64	2.64	2.23	1.99	5.06	1.16	1.10
Own	21,780	25,769	25,781	25,792	0.37	0.27	0.21	0.17	1.83	0.00	0.00
Total	5,844,070	9,412,810	12,481,525	15,629,660	100.00%	100.00%	100.00%	100.00%	4.89%	2.86%	2.27%

Source: Own elaboration.

7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
MWh
2132352
3761090
4899817
6069049
1405186
2145984
2888361
3546515
1297228
1979395
2818259
3751829
75284
101504
128671
162649
598876
959071
1235091
1543543
159353
191484
206620
219265
154012
248513
278926
311018
21780
25769
25781
25792
Residential
Industrial
Commercial
Rural
Public Entity
Public Lighting
Public Services
Self-Cons.
2016
2026
2036
2046

Source: Own elaboration.

7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
MWh
2016
2026
2036
2046
Residential
Industrial
Commercial
Rural
Public Entity
Public Lighting
Public Services
Self-Consumption

Source: Own elaboration.

3.4. Consumption Unit Forecast Methodology

Due to the differentiated behavior of the growth of the historical series of residential consumption units and other Consumption Units (CU's), both series will be forecasted separately and then combined, forming the series of Total CU's. Figure 13 illustrates the methodologies used.

Projection based in the homes evolution
UC (Total)
=
Residential UC's
+
Other UC's
Projection based in average consumption

Source: Own elaboration.

i. Forecast of Residential Consumption Units

The construction of the domiciliary historical series () was initially performed for the forecasting of Residential Consumption Units, ($domic_t$) with data of the National Household Sample Survey – PNAD (IBGE). The annual series corresponds to years 2012 to 2015 (except the 2010 census year). The monthly series was obtained from the linear interpolation between the years. The historical series of domiciliary density ($dens\_domic_t$) consists of the quotient between the domiciliary series and monthly population history (IBGE) and was forecasted from the decreasing trend until 2048. The forecasted series of households ($domic_{t+h}$) consists of the quotient between Population and Domiciliary Density. Thus, the domiciliary density was forecasted, which allowed obtaining the domiciliary series of (used for coverage), since the forecasted population was already known.

Equation 2 - Domiciliary Density Calculation

$$dens\_domic_t = \frac{pop_t}{domic_t} \rightarrow domic_{t+h} = \frac{pop_{t+h}}{dens\_domic_{t+h}}$$

Where h corresponds to a value of household pertaining to the interval of the position of the first value of the forecast until the position of the value corresponding to the end of the forecast horizon (December 2048). After these stages, the historical series of Coverage (K_t), consists of the quotient between the residential Consumption Units and Households.

Equation 3 – Kt Coverage

$$K_t = \frac{UC\_res_t}{domic_t}$$

It forecast (K_{t+h}) was based on the trend of linear growth, establishing at 100 of coverage by the end of 2048. Finally, the forecast of residential CU's (UC_res_{t+h}) was made from the outcome between the historical series of Coverage and households.

Equation 4 – Residential CU's Forecast

$$K_t = \frac{UC\_res_t}{domic_t} \rightarrow UC\_res_{t+h} = K_{t+h} \times domic_{t+h}$$

ii. Forecast of Other CU's

For the forecast of Other Consumption Units, first of all, we calculated the historical series of average consumption (CM_t), which consists of the quotient between the consumption in MWh (C_t) of the classes (except residential), divided by the total of CU's (except residential). Period from 2012 until the last month available.

Equation 5 – Average Consumption Series

$$CM_t = \frac{C\_tot_t - C\_res_t}{UC\_tot_t - UC\_res_t}$$

The forecast of average consumption CM_{t+h}) was made from the trend of linear growth, converging to the national average consumption of 1,749 kWh per year (ANEEL, 2016, only considering the distribution concessionaires) in up to 30 years. The forecast of CU's, except residential CU's (UC_other_t), consists of the quotient between the consumption in MWh of the classes (except residential) and the average consumption (CM_t). It is obtained according to the formula of Equation 6.

Equation 6 - CU's Forecast

$$UC\_other_t = UC\_tot_t - UC_{res_t} \text{ and } CM_t = \frac{C_{tot_t} - C_{res_t}}{UC_{tot_t} - UC_{res_t}} \rightarrow UC\_other_{t+h} = \frac{C\_tot_{t+h} - C\_res_{t+h}}{CM_{t+h}}$$

3.5. CU Forecast Results

Graph 8 presents the result obtained for the CU forecast, with historical series until 2048. It can be noted that the CU growth is constant by 2030, with slight drop in growth as of that year.

Graph 8 - AmE CU's Forecasts

2,450,000
2,250,000
2,050,000
1,850,000
1,650,000
1,450,000
1,250,000
1,050,000
850,000
650,000
450,000
UC
2012
2014
2016
2019
2021
2023
2026
2028
2030
2033
2035
2037
2040
2042
2044
2047

Source: Own elaboration.

Table 12 presents the summary of the Total CU forecasts for AmE until 2048. The average growth recorded in the period from 2016 to 2048 was 2.85 p.a.

Table 12 – Summary of the CU Forecast for AmE

Company	2015	2016	2015/2016 (% p.a.)	2026	2036	2046	2017/2026 (% p.a.)	2027/2036 (% p.a.)	2037/2046 (% p.a.)
AmE	10700958	11102749	3.75	17237968	22083685	26331483	4.50	2.51	1.77

Source: Own elaboration.

4. Methodologies, Premises, and Results of Readjustment and Reviews

4.1. Overview

4.1.1. Regulation by incentives

The regime of regulation by the cost of service was effective in the electric power distribution sector in Brazil since the enactment of the Waters Code ("Código de Águas"), in 1934, until mid-90's. In this regime, the tariffs are determined based on the variation of the real costs verified by the companies. By being exclusively supported in the noted expenses by the related agent, the regulation by the service costs is included in the tariff expense, whether or not those expenses are related to a prudent and efficient conduct. Since the regulated company transfers all costs to the tariffs, there is not withholding of gains associated with the increments in yield. Analogously, since the concessionaire may transfer to the tariffs the costs resulting from an ineffective conduct, this practice leads to low incentives to search for efficiency.

In the regimen of regulation by incentives, implemented and improved after Acts nos. 8.987/95, 9.427/96, and 9.648/98, the main purpose is to replicate the action that the market strengths would have over firms that act in natural monopolies, in order to simulate the environment of a competitive sector. In other words, the objective is to produce incentives towards cost reduction and technological innovations, in order to increase the yield of companies and promote the tariff modesty throughout time. The main approaches in the regulation by incentives are the price cap and the yardstick competition. In the international experience, these mechanisms are applied both in conjunction and alone, forming a "menu" of methodologies that aim the incentive of efficiency, adjusting the regulatory treatment to the characteristics of each sector and the objectives of public policies.

The price cap is based on the determination of cap price for each year, being adjusted by the inflation rate less the efficiency factor X determined by the Regulator. Thus, the Regulator establishes a maximum cap price (Pi) and a formula (ΔP) for the periodical readjustment.

$$P_i = P_{i-1} + (\Delta P) \cdot P_{i-1}$$

$$\Delta P = (IP - X + Y)$$

Where:

IP represents the variation of the price rate,

X is the Yield Factor; and

Y is the factor for contingency or unexpected expansions.

Figure 14 shows the effect of the regimen of the maximum prices on a public service concessionaire.

Performance gain got in the first tariff period
Tariff
T1
Operating costs & capital pay (Portion B)
Non-manageable cosyts (Portion A)
0
1
2
3
4
5
6
7
8
1ª RTP
Performance gain got in the second tariff period
Tariff
T1
T2
Tariff reposition
Operating costs & capital pay (Portion B)
Non-manageable cosyts (Portion A)
Non-manageable cosyts (Portion A)
Years
0
1
2
3
4
5
6
7
8
1ª RTP
2ª RTP

Figure 14 – Price cap functioning

Source: Own Elaboration

Factor X captures expected gains of yield from the sector of activity, transferring them to the consumers through the prices. This mechanism stimulates the search of the concessionaire for superior efficiency in relation to the regulatory parameters, by reducing the unit costs. In the presented example, the tariff initially defined in T1, with Factor X equal zero, remains with its value fixed in real terms throughout the tariff cycle, until the 1st RTP. Throughout this period, the concessionaire has the opportunity of reducing its costs, obtaining more efficient and generating more economic gains. With the 2nd RTP, the tariffs are recalculated at moment T2 to the necessary level in order to cover efficient costs and remunerate the invested Capital. At this moment, the Regulator calculates the gains of efficiency that will be transferred to the next RTP. This process occurs with the definition of the Factor X, which will act as a T2 tariff reducer in the following years until the next RTP, when the new cap price and Factor X are determined.

In the yardstick competition, the fixed regulation of a set of metrics based on the comparison between companies, which allow simulating the conditions of a competitive market environment. In its most used vertent, the regulatory costs of each company may be defined from the average of the costs of other companies considered in the group. If the company is more efficient than the average, its costs will be below those recognized in the tariffs, and, therefore, will have higher revenue. Otherwise, if costs are above the average, the company will have loss. This methodology generates strong incentive to seek continuous efficiency. On Figure 15 it is possible to see how the method works, where an average cost border is established by means of comparison among the concessionaires. Throughout time, with the dissemination of more efficient practices to the industry as a whole, the average costs threshold is dislocated downwards, leading to tariff modicity.

(1st cycle of RTP)
(2nd cycle of RTP)
Costs R$
Efficient costs (T1)
C1
X1
Costs Driver
Efficient costs (T2)
C2
X2
A
B
D
E
F
G
H
I

Figure 15 – Yardstick Competition Functioning

Source: Own Elaboration

This method is highly used by network service regulators around the world. As exposed in this Report, the National Agency for Electric Power ("ANEEL"), created by Act no. 9.427/96, built an extensive regulatory landmark based on the principles of the regulation by incentives, and uses the comparison between companies to determine several components of the tariffs, such as: operating costs, irrecoverable revenues, non-technical losses, gains of yield, service quality goals, Capital costs, and remuneration base. The forecasts and definitions of tariff trajectories in this work are grounded in the application of such regulatory instruments.

a) Tariff Operation Mechanisms

The operation of the tariff usually includes the following mechanisms: annual tariff adjustment ("IRT") and the periodical tariff review ("RTP"), which usually happed at every 4 or 5 years. There is also the extraordinary tariff review ("RTE"), which may occur at any time by virtue of an economic-financial instability of the concession agreement. On Figure 16 it is possible to see an example of how the tariff operation occurs over time.

RTP
IRT
IRT
IRT
RTP
Year 1
(test year)
Year 2
Year 3
Year 4

Source: Own Elaboration

b) Annual Tariff Readjustment

The annual readjustment consists of a monetary update of the tariff, permitting the maintenance of the buying power of the concessionaire. In this mechanism, differentiated treatment is given to the so-called manageable costs (Portion B) and non-manageable costs (Portion A). Manageable costs are those that depend on the actions and control of the regulated companies, while non-manageable costs are odd to the agent's management. In the logics of regulation per incentives, the variations of non-manageable costs usually are transferred to consumers, assuring the neutrality of these expenses with the result of the regulated agent. On its turn, manageable costs are updated by the deducted inflation adjustment of Factor X, for yield sharing. The equation below exemplifies a calculation of the annual tariff readjustment rate (IRT), where the values of Portion A are recalculated, and Portion B is updated by the inflation, deducted from the Factor X calculated in the last RTP.

Equation 8 - Formulation for Tariff Readjustment Rate

$$IRT = \frac{VPA_1 + VPB_0 \ (IVI - X)}{RA_0}$$

Where:

VPA_1: Value of Portion A on the date of readjustment being processed ("DRP"),

VPB_0: Value of Portion B on the previous reference date ("DRA"), defined as $RA_0 - VPA_0$,

RA_0: Annual Revenue with previous tariffs applied to the market verified in a 12-month period,

VPA_0: Value of Portion A at the DRA,

IVI: Inflation Variation Rate; and

X: Regulatory yield.

c) Periodical Tariff Review

The periodical tariff review establishes a new equilibrium tariff that will assure the fair remuneration of prudent investments and the transfer of efficient operating costs. This tariff, calculated based on the required revenue (RR), is formed by Portion A (non-manageable costs) and Portion B (manageable costs). Since the main purpose at the RTP is to analyze the economic-financial equilibrium of the concession for the tariff cycle as a whole, this process involves, in addition to the calculation of the tariff redetermination, the establishment of Factor X, mechanism responsible for transferring to consumer the efficiency gains, verified by the RTPs.

d) Extraordinary Tariff Review

     In addition to the annual readjustments and periodical reviews, the Regulator my, upon request of the regulated agent or granting power, perform the Extraordinary Tariff Review (RTE) at any time, whenever an event causes substantial economic-financial instability. The RTE may be requested in cases of creation, change or extinction of taxes or charges, after the execution of the concession agreements, and whenever the impact over the activities of the companies is relevant, and duly proven, to the economic-financial equilibrium.

e) Manageable and non-manageable part

     Non-manageable costs correspond to expenses that do not depend on the control of the concessionaire, being directly transferred to the consumer. These items form a relevant part of Portion A, component of the revenue of the concessionaire of distribution that includes costs and sectorial charges, in addition to costs of inputs and upstream segments of the activities of the regulated company, such as costs of power generated or transmitted to the electric power distribution companies. On their turn, manageable costs represent the part related to the effective activity of the electric power distribution concessionaire, in which the company may establish strategies of management. The so-called Portion B is composed, for instance, by the operational costs, capital and depreciation costs, and non-recoverable revenues.

     There are also costs that present a relative degree of management by the concessionaire. This is the case, for instance, of non-technical losses (“PNT”), whose amount depends on both the efficiency of the commercial activities and routines of the concessionaire and on the socioeconomic, institutional, and cultural environment of the geographic area in which the company acts.

     Although they affect the purchase of power, allocated in Portion A, technical and nontechnical losses receive regulatory treatment aiming at allowing gains of efficiency in the procedures. The purchase of power may also receive regulatory treatment and respect restriction in order to foment an efficient acquisition and modicity to the end consumer (captive).

     An example of this regulatory treatment are the controls related to the purchase of power by related party and the obligations of acquisition of power in auctions in the regulated environment. Therefore, the separation of the manageable and non-manageable costs, in the so-called Parts A and B, is a conceptual simplification that may be changed in accordance with the evolution of the regulation.

4.1.2. Recent changes to the contractual and tariff rules of the electric power distribution.

     The implementation of the regime of regulation by incentives in the activity of electric power distribution has been done throughout almost two decades, conditioned by changes to the concession/permit agreements and by public policies. Its evolution and transformation were also marked by the processes of discussions, in inquiries and public hearings, of the regulations that treat the different tariff and contractual aspects. Currently, these rules are described in Technical

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	57

Notes elaborated by ANEEL, which describe in detail the methods, premises, and results applicable to the different components of the tariffs and the tariff operation procedures.

     These regulatory rules are consolidated in the Tariff Regulation Procedures (“PRORET”), which have normative character and consolidate the regulation of tariff processes. The PRORET structure was approved by Normative Resolution no. 435/2011, organized in 12 modules, which on their turn are subdivided into submodules.

     Regarding the distribution of electric power, there is a set of tariff procedures that include specificities to each contractual situations, as detailed below:

I. To Distributors that renew their concession agreements under the terms of Decree no. 8.461/2015, signed contractual amendments with new economic clauses, or signed contractual amendments for the complete adhesion to the new concession model19, the new tariff rules presented in Normative Resolution no. 761/2017 and in the PRORET list indicated with the letter A in its original number shall be valid20.

II. To companies that hold permits and distribution concessionaires that have not renewed their concession agreement or signed amendments still have valid the PRORET without the indication of letter A.

III. For the set of Distributors owned by the Government, responsible for the provision of distribution services in concessions that have not been extended (so-called Designated Distributors), specific rules shall be applied as per Normative Resolution no. 748/2016 and Approval Resolution no. 2.184/201621.

     Figure 17 presents a time line with the indications of all Normative Resolutions (REN), Homologation Resolutions (REH), Technical Notes (NT), and Public Hearings (AP) that changed or proposed changes to the PRORET as of April 2015.

19 In the terms of the Reporting Judge´s Vote announced in the 30th Ordinary Public Meeting in 2016.

20 Sub-modules 2.1A, 2.2A, 2.5A, 2.7A, 3.1A, 3.2A, 3.3A, 3.4A, 4.2A and 4.4A.

21Both resolutions replace Technical Note No. 331/2016, setting forth definitely the additional conditions to be applied to the Designated distributors (public administration body or entity responsible for the decision of the Granting Authority on the provision of public service for electric power distribution because of non-extension of given concession according to Law No. 12.783/2013), with the purpose to assure the continuity of the provision of public service for electric power distribution until a new concessionaire to be granted by means of a bid takes over.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	58

Change PRORETs 2.3 and 6.7
REN 686 and 695/2015
Change PRORETs 2.1, 5.5, and 7.3
REN 721 and 723/2016 & DSP 1646/2016
Change PRORETs 2.7 and 6.6
REN 750 and 754/2016
PRORETs 2.1A, 2.2A, 2.5A, 2.7A, 3.1A, 3.2A, 3.3A, 3.4A, 4.2A, 4.4A, 7.1, 7.2
REN 761/2017
May/15
Mar/16
Oct and Nov/16
Feb/17
Nov and Dec/15
Jun/16
Dec/16
REN 660/2015
Change PRORETs 2.2, 2.5, and 2.6
REN 703 and 704/2016
Change PRORETs 3.1, 4.1, 4.2, 4.3, 6.1, and 8
REN 737 and 746/2016
Change PRORETs 5.6 and 4.4
REN 760/2017
Changes PRORETs 6.8
REN 748 and REH 2.814
Regulate conditions for provision of the services of the non-extended concessions under the control of public companies

Figure 17 – Time line with changes to the PRORET..

Source: Own Elaboration.

Special note to Normative Resolution no. 761/2017, fruit of Public Hearing no. 58/2016, which implied substantial changes to the tariff calculations for the set of concessionaires of distribution that had their agreements extended under the terms of Decree no. 8.461/2015 or that signed a term of amendment to the agreement in force, as per Decision no. 2.194/2016.

a) Normative Resolution No. 761/2017

The resolution creates alternative versions of submodules 2.1, 2.2, 2.5, 2.7, 3.1, 3.2, 3.3, 3.4, 4.2, 4.4, 7.1, and 7.2, identified with the letter A. the new rules shall be applied in the first tariff procedure following the execution of the agreement or in the disclosure of the definitive versions of the "A" variants of PRORET, whatever occurs last. From the first tariff review after the execution of the agreement, the tariff cycle shall be changed to five years.

In relation to Module 2, which establishes the procedures of Tariff Review, the following changes are worth noting:

i. Portion A includes the volume of irrecoverable revenues ("RI"). In addition, the payment of the ONS charge no longer composes the part of sectorial charges of Portion A and becomes part of Portion B.

ii. Portion B will be expurgated from the revenues with exceeded demand ("UD") and reactive surplus ("ER").

     a. To companies that have already underwent the first tariff review after the 3rd Periodical Tariff Review (RTP), the accumulated balance of UD and ER, registered in specific account of special obligations until the date of execution of contractual amendment, will be subtracted from Portion B only in the second review after the 3rd RTP.

b. To companies that will undergo their first review after the 3rd RTP, the revenues registered as UD and ER in special obligations until the date of contractual amendment will be subtracted from Portion B.

c. To all companies, the invoiced values of UD and ER between the date of contractual change and the date of the tariff procedure will be used as reducers of Portion B.

d. The invoiced values will be updated according to the IPCA.

iii. The RI’s are no longer calculated in two parts and now consider exclusively the regulatory percentages of default. In addition, the financial revenues now compose the basis of calculation of the RI’s.

iv. In the first tariff review after the execution of the contractual change, the calculation of the Factor X will no longer consider the average growth of the market and consumers of the tariff cycle, being determined on an annually basis.

v. The values of other revenues (OR) to be subtracted from Portion B will be calculated in the twelve months prior to the month of reference for the review, and will be updated by the IPCA.

The rules of tariff readjustment presented in Module 3 had the following changes:

i. If the first tariff process after the execution of contractual change is a tariff readjustment, known as DR1 in the A version of the PRORET, there will be the need to remove the RI components from Portion B and to transfer them to Portion A, in addition to isolating OR, UD, and ER, which will be determined according to what has been effectively realized. The ONS values shall be transferred from Portion A to Portion B.

ii. In the tariff readjustments, Portion B shall be effectively calculated and not only obtained as a residue of the calculation of Required Revenue.

iii. The value of Portion B considering the conditions in force and the Reference Market (VPB0DR1) will be obtained from the multiplication of this market for the economic value in force (homologated in the last procedure), equivalent to the tariff component of Thread B (TUSD Thread B) in force. This value will be updated by the difference between IPCA and Factor X and multiplied by a correction factor (Factor DR1), necessary for the application of the adjustments indicated in (i). Finally, the values of OR, UD, and ER will be expurgated, and added the values with ONS.

iv. In the subsequent tariff processes, the procedure will be quite similar in practical terms, with the calculation of Factor Pbi-1, which reintroduces the values of OR, UD, and ER in Portion B, which will be adjusted by the inflation (IPCA) and Factor X. Following that,

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the observed values of these components in the period of reference are excluded from Portion B.

     In Module 4, the neutralities are calculated to all components of Portion A (including other financial components, financial components of neutrality, and financial component of CVA balance to compensate), not only to sectorial charges, as it is the case of the rules in force. The concept of neutrality remains unchanged, such as the difference between the invoiced values and the values included in the tariff processes, neutralizing the differences derived from market changes22. The proposed methodologies of calculation differentiate items with tariff coverage of fixed nature, when the expense is not changed with the market variation (sectorial charges, connection charges, and Itaipu), and variably, in the opposite case (costs with power, charges with the use of transmission/distribution, and non-recoverable revenues).

     The specific case of the neutrality of non-recoverable revenues will be calculated only from the second tariff procedure after the execution of the contractual amendment, since until then there is not a component of tariff coverage for this item. All new items to which there is no calculation of neutrality shall take into account the date of execution of the agreement or contractual amendment. Therefore, for the first tariff procedure after the execution of the agreement or publication of the PRORET, whatever occurs last, the neutrality of Portion A will be calculated only from the next month of signature of the contractual amendment or renewal of the concession agreement, limited to the period of reference, i.e., the last 12 months.

     Finally, the part of non-recoverable revenues was inserted in submodules 7.1 and 7.2, in the function of TUSD Losses cost. The update of submodule 3.2 impacts directly to Module 7, due to the calculation of losses in the other facilities of transmission of shared use (DITc), which is in the tariff component of losses in the basic network.

b) Additional Conditions for the Designated Distributors

     In its 165th Special Meeting, the shareholders of Eletrobras decided not to approve the extension of the concessions of Ceal, Cepisa, Eletroacre, Ceron, Boa Vista Energia, and Amazonas Energia. In addition, Companhia de Eletricidade do Amapá (CEA) did not have its concession extended for it did not gather the requirements of compliance. By means of several directives, the Ministry of Mines and Energy designated Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal, Boa Vista Energia and CEA as responsible for the provision of the public service of distribution of electric power until the end of 2017 or until the assumption of a new concessionaire, whatever occurs first.

     Figure 18 illustrates the time line with recent rulings related to the renewal of the concessions of the distributors of Grupo Eletrobras.

22 In this section we are describing the changed made to the PRORETs from Normative Resolution no. 276/2017, including changes to the treatment of the neutralities of charges. The modeling of the items composing Portion A in the financial model is detailed in section 3.2.

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Decision non Renovation Eletrobras 07/22/16
Sets condition for services in concessions non delayed
Ordinance 388, 07/26/16
Defines the BNDES as responsible for bids Dist. Eletrobras Group
Decree 8893/16
Regulates (Def.) condition for services for assigned distributors
Normative resolution 748/16
Collect input to improve calculation of regulatory parameters and quality indicators of services
Technical Note 008/17
Balance analysis of concessions of distributions in assignment regime
Technical Note MME 247/17
Aug/16
Sep/16
May/17
Sep/17
Jul/16
Nov/16
Nov/16
Jun/17
Aug/17
Ordinance 420-425 MME
Assign companies of Eletrobras group for temporary service
Technical Note 331/16
Regulate condition for services in concessions non delayed under federal control
End AP 58/16
Conditions of IRT and RTP conc. Renewed or added
Approval Resolution 2184/16
Approves limits of losses, OPEX, DECi / FECi, payment for 2017 in assigned distr.
Technical Note 182/17
Guidelines for new contracts
Normative Resolution 88/17
Sets regulatory parameters for tariff procedures of assigned distr.
Technical Note 149/17
Definition of regulatory parameters for tariff procedure and indicative limits DEC ad FEC

Source: Own Elaboration

According to Technical Note no. 331/2016, which accompanied AP no. 63/2016, regarding regulatory revenues, there are specific conditions for the provisional provision of the service, such as the possibility of reverting compensations due to violation of individual indicators of quality to investments in the area of concession, of once again applying readjustments and tariff revenues, and receiving CDE, CCC and RGR resources. They also refer to the flexibilization of regulatory references of losses for the purchase of energy and transfers from CCC to the distributions of the Northern region of the country whose Capital was not connected to the SIN in 2009. Finally, the Technical Note indicates that ANEEL must assure the minimum condition of sustainability of Distributors, regulating the conditions of loan of resources of the RGR.

Ratifying the conditions addressed in Technical Note no. 331/2016, REN no. 748/2016 and REH no. 2.184/2016 established, in a definitive basis, the additional conditions to be applied to the Designated Distributors. Specifically, REN no. 748/2016 establishes the terms and conditions for the provision of the Designated Distributors, in relation to Revenue, RGR Loans, Management, Pre-designation default, use of resources of CCC, and Special Sanction Regime. On its turn, REH 2.148/2016 homologates regulatory limits of losses in the tariff procedures until 2025 to CEA, CERR, Amazonas Energia, and Boa Vista Energia, and determines, for the group of Designated Distributors, the limits of losses, operational costs, and indicators of continuity to be achieved by the end of 2017, in addition to the value of the Adequate Remuneration of Reference to be used in the loans of RGR.

In relation to the revenue, the resolutions indicate specific conditions to the following issues: (i) tariff operations, with the complete evaluation of the Regulatory Remuneration Bases ("BRR") in the tariff reviews; (ii) receipt of resources of CCC, CDE and RGR; (iii) possibility of reversal of compensations due to violations of individual indicators of quality – of both the service and product – to inexpensive investments in the areas of concession, computed from the last quarter, and annual values of 2016; (iv) flexibilization of the references of regulatory losses to Amazonas Energia, Boa Vista Energia, CEA, and CERR.

     Such resolution also establishes that the resources of RGR will be used to assure the minimum conditions of sustainability of the service, as per Directive no. 388/2016-MME, with deadlines, grace periods and fees as indicated in REN no. 748/2016, and the contracted obligations will be assumed by the new concessionaire.

     In addition, REN asserts that there are major investments to be made, which will reduce expenses of CCC and, therefore, classified as subrogation of the fund’s resources. ANEEL shall homologate prudent investments considered in the elaboration of the basic project, calculate the amount to be subrogated, and inspect the application. The agency or entity of the federal public administration shall assign to the contracted company for the implementation of the distribution lines, on an irrevocable basis, the credits of reimbursement of CCC.

     Finally, the resolution establishes an exceptional regime of regulatory sanctions, prioritizing the character exclusively orientational and/or determinant, without the imposition of penalties.

c) Public Hearing no. 094/2016

     In May 2017, ANEEL published, after receiving contributions in Public Hearing no. 094/2016: (i) Technical Note no. 182/2017, with guidelines for the elaboration of a new agreement for the concession of the public service of electric power, as per Paragraph 1-A of Article 8 of Act no. 12.783/2013; and (ii) a new Contractual Draft.

     According to Technical Note no. 182/2017, dated May 2, 2017, ANEEL received Official Letter no. 242/2016-SE, of the Ministry of Mines and Energy (MME) requesting the elaboration of a draft of a concession agreement, observing a few guidelines that aim at expediting the realization and to increase competitiveness of bidding procedures of transfer of corporate control, associated with grants of new concessions. MME emphasized four guidelines:

I. Adoption of clauses that allow the conversion of pecuniary compensations into investment obligations to the first five years of new concessions, aiming at allowing the recovery of the concessions;

II. Adoption of trajectories of regulatory parameters of efficiency, providing the new controller with term to readjust the values adopted by the companies;

III. Adoption of a tariff calendar with interstice of five years at every tariff review, but that allows the performance of two tariff reviews in the first five years of the agreement, allowing exceptionally, the acknowledgment in shorter investment terms;

IV. The possibility of the calendar set forth in the item above being chosen by the winner of the bidding, with the first review occurring prior to the third tariff process after the execution of the agreement and the second review shall be carried out in the fifth tariff procedure after such signature.

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     According to the result of public hearing no. 094/2016 – presented in Technical Note no. 182/2017 -, transitory provisions were considered about the use of compensations due to violations of the limits of quality related to the continuity of the service and the voltage level to investment, as reproduced below.

“CLAUSE NINETEEN – TRANSITORY PROVISIONS

Subclause One - DISTRIBUTOR may use the resources of compensations due to violation of the limits of quality, related to the continuity of the service and sampling measurements of the voltage level in a permanent regime, for the realization of investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement.

Paragraph One – From the date of execution of the agreement, the compensation values shall remain being calculated by DISTRIBUTOR, as per the regulation, for the purposes of follow-up and inspection by ANEEL.

Paragraph Two – From the second calendar year following the execution of the agreement, in case the calculated values of the compensations are below the values of the compensations calculated for the previous calendar year, such difference shall be considered as a remunerable investment by DISTRIBUTOR upon its tariff review, with the remaining value being accounted in entry Obligations Linked to the Public Service of Electric Power (Special Obligations).

Paragraph Three – From the second calendar year following the execution of the agreement, in case the calculated values of compensations are higher than the compensations calculated for the previous calendar year, such different will be invested twice in the concession and accounted in entry Obligations Linked to the Public Service of Electric Power (Special Obligations). ”

     According to the Draft, as of 2020, the non-fulfillment of the global, annual limits of the indicators of continuity per determined period will cause economic-financial limitations, as established in Subclause Eight.

“Subclause Eight – As of 2020, the non-fulfillment of the annual limits of collective indicators of continuity for two years in a row or three times in five years may, as per the ANEEL regulation, imply limitation of dividends or payments of interest over its own capital, until the regulatory parameters are restored, observing the provisions of Item I of Subclause One of Clause Seven. ”

     From the sixth calendar year, the non-fulfillment of the regulatory goals may imply the filing of an expiry proceeding of the concession as indicated in Subclause Thirteen, as reproduced below, applicable to the criteria related to the continuity of supply.

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*"**Subclause Thirteen** – For the period from the sixth calendar year following the execution of this agreement, the default of the concessionaire resulting from the non-fulfillment of the criteria of efficiency in relation to the continuity of the supply will imply the opening of the expiry procedure, observing the provisions of this agreement, especially the right to fair hearing and to adversary proceeding, observing:*

***Paragraph One** – The non-fulfillment of the global, annual limits of collective indicators of continuity for three years in a row will characterize, as per ANEEL regulation, default in relation to the continuity of the supply. "*

There are restrictions on the Economic-Financial Management, which shall observe the criteria as presented in Clause One.

"CLAUSE ONE

The observance of the Efficiency Criterion in relation to the Economic-Financial Management will depend on the observance of the following inequations:

(I) $EBITDA \geq 0$ $(until\ the\ end\ of\ 2020\ and\ kept\ in\ 2021{,}2022\ and\ 2023)$;

(II) $[EBITDA\ (-)QRR \geq 0$ $(until\ the\ end\ of\ 2021\ and\ kept\ in\ 2022\ and\ 2023)$;

(III) $\{Net\ Debt/[EBITDA\ (-)QRR]\} \leq 1/(0{,}8 * SELIC)(until\ the\ end\ of\ 2022)$; *and*

(IV) $\{Net\ Debt/[EBITDA\ (-)QRR]\} \leq 1/(1{,}11 * SELIC)(until\ the\ end\ of\ 2023)$."

In the case of default of the criteria proposed by two (2) years in a row, restriction will occur to the distribution of provisions and to operations of related parties. In the period from the seventh calendar year following the execution of the agreement, the default of these efficiency criteria will imply the opening of the expiry procedure, as indicated in Subclause Fourteen.

*"**Subclause Fourteen** – For the period from the seventh calendar year following the execution of this agreement, the default of the concessionaire resulting from the Non-Fulfillment of Efficiency Criteria in relation to the Economic-Financial Management will imply the filing of an expiry procedure, observing the provisions of this Agreement, especially the right to a fair hearing and to adversary proceeding, observing:*

***Paragraph One** – The non-fulfillment of the parameters for two years in a row, as per ANEEL regulation, will characterize the default in relation to the economic-financial management.*

***Paragraph Two** –ANEEL will establish the Efficiency Criteria in relation to the Economic-Financial Management set forth by Paragraph One of this Subclause prior to the commencement of periods preferably quinquennial, and the establishment of new parameters will observe, among other factors, the need of positive LAJIDA and capacity of realization of minimum investments and debt management. "*

     It has been observed in Technical Note no. 182/2017 that the designated companies needed high investments in the first years of the concession in order to restore the levels of quality of the service. According to ANEEL, this context consists of an atypical situation, incompatible with the type of application to which the methodology of the Factor X has been designed. Due to this reason, an adequateness of its calculation is seen as possible.

     In addition, the new Draft considered that the inspection performed by ANEEL will not apply penalties in the first two years of the new contracts, as a form of mitigating the effects of the technical or commercial problems inherited from the prior situation, as set forth in Subclause Five.

“Subclause Five – Until the twenty-fifth month following the month of execution of the concession agreement, the inspection of ANEEL will have a guiding and/or determinative character, without the application of penalties, except in case of non-fulfillment of determinations by Aneel Management. ”

     To meet the request by the MME regarding a tariff calendar that allows an additional tariff review in the first five years of the agreement, aiming acknowledgment in shorter term of investments, the Draft presents the transitory provisions in its Clause Nineteen.

“Subclause Two – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, a tariff review may occur upon request of the Concessionaire, observing the following criteria:

I – The tariff review in lieu of an annual tariff readjustment, to which the same date of processing shall be maintained.

II – The request for review shall be formally presented to ANEEL within at least one (1) years prior to its conduction.

III – The tariff review will occur based on the rules set forth in this agreement and in the regulations in force, except those items set forth in Subclause Three.

IV – In the period of review, the Concessionaire may request the complete evaluation of the Regulatory Remuneration Base.

V – The review shall occur until the third tariff procedure after the execution of the agreement. ”

     The Draft also defines the values and specific formulas of calculation for the period between the date of execution of the agreement and the first subsequent tariff review, as set forth in Subclause Three.

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“Subclause Three – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, the values and formula of calculation for the Factor X will be used, as well as Operational Costs and Regulatory Losses, different from those set forth by Clause Six, observing the following criteria:

I – The value of component Pd of Factor X will be defined as zero (0).

II – The regulatory Operational Costs will be defined considered a degree of efficiency of []% over the average of effective costs observed in the last three (3) years prior to the tariff processing.

III – Regulatory, non-technical losses will be defined in the percentage of []% over the average of the real percentages observed in the last three (3) years prior to the tariff processing.

Sole Paragraph – The tariff effects resulting from the treatment described in this Subclause will be perceived from the first tariff calculation following the execution of the agreement, always with prospective effects. ”

     Subclause Four establishes the rules on the debt related to the loan existing with the RGR fund, occurred in the period of designation.

“Subclause Four – DISTRIBUTOR undertakes to settle the debt related to the loan existing with the RGR Fund occurred in the period of designation, in the following conditions:

I – The interest rate to be used for the loan will be of 111% of the SELIC rate;

II – The amortization of principal and the payment of interest will have a grace period of 12 months from the assumption of the concession by the new concessionaire, considering that, once the grace period expires, the amortization of the loan will occur in 36 monthly, equal parts. ”

d) Public Hearing no. 032 /2017

     On May 4, 2017, ANEEL placed in public hearing Technical Note no. 088/2017, aiming at gathering subsidies to improve the calculation of the regulatory parameters and indicators of quality of services that will serve as the basis for the next tariff review procedures of the Distributors controlled by Eletrobras. The Technical Note establishes the regulatory parameters for the tariff procedures of the Designated Distributors, defined under the terms of Normative Resolution no. 748/2016 and limits to the DEC and FEC collective indicators of continuity.

     The proposal is that the value of the T component of Factor X is equal zero (0)to all tariff processes homologated until the first tariff review process after the execution of the Concession Agreement, while to the value of the Xpd component the recommendation is to maintain the Pd component in force until the first tariff process after the execution of the Concession Agreement, when it will assume zero value (see Table 13).

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Table 13- Values Factor T and Xpd

Assigned distributor	Pd (%)	T (%)
Amazonas Energia	2.02	0
Boa Vista	1.39	0
Ceai	1.91	0
Cepisa	2.15	0
Ceron	2.02	0
Eletroacre	1.42	0

Source: TN No. 088/2017

Regarding the values of regulatory losses, for Distributors Amazonas Energia, CEA, and Boa Vista, the systematic of transfer was defined by Article 4-A of Act no. 13.299/2016 and homologated until 2025 by Homologation Resolution no. 2.184, of 2016. To the others, the values in force should be adopted, which must remain in force until the first tariff review after the execution of the new concession agreement. In case the Concession Agreement foresees the flexibilization of the regulatory referential of non-technical losses, the value set forth in the agreement shall prevail. Table 14 summarizes the foregoing.

Table 14 - Values of Regulatory Losses

Assigned distributor	Technical losses (% injected power)	Non-Technical losses (% of billed BT market)
Ceal	10.34	15.67
Cepisa	12.17	13.93
Ceron	11.15	8.33
Eletroacre	9.85	11.28

Source: TN No. 088/2017

In relation to the global limits of DEC and FEC, the proposal is to maintain the limits of 2017 until the year of the first tariff review after the assumption of the new controllers of these companies. The limits to the indicators will be established by means of specific resolution to each Distributor, attached to the Technical Note. The sets of consumption units of concessionaire CERR shall integrate the area of concession of Boa Vista Energia. Table 15 presents the global DEC and FEC limits to each Distributor, to be established for 2018 and after that, calculated from the limits proposed to the sets of consumption units.

Table 15 - DEC and FEC Global Limits

Company	DEC	FEC	# Consumer Units
Amazonas Energia	45.58	43.44	940,962
Boa Vista	36.87	28.92	159,118
Ceai	13.73	10.38	1,123,164
Cepisa	19.17	12.44	1,233,677
Ceron	20.57	15.89	561,360
Eletroacre	27.58	23.36	256,297

Source: TN No. 088/2017

This Report adopted the proposals of regulatory indicators as per Technical Note no. 088/2017, establishing the regulatory parameters for the tariff procedures of the Designated distributors and limits to the DEC and FEC collective indicators of continuity. Such parameters shall remain in force until the first tariff review after the execution of the new concession agreement of the companies.

e) Technical Note no. 351/2017

In July 2017, ANEEL disclosed Technical Note no. 351/2017, in attention to the request by the Ministry of Mines and Energy to evaluate the conditions of equilibrium of the concessions in analysis and the technical feasibility of re-balance prior to its sale/bidding procedure.

Technical Note no. 351/2017 identifies that new concessionaires would find a scenario of grave instability when assuming the new concession, especially in relation to operational costs and non-technical losses. As a solution, ANEEL considers the possibility of acknowledgment of a part exceeding the regulatory part to non-technical losses and operational costs in the tariff. This exceeding part would correspond to the average between the regulatory values and realized to such indicators.

After the publication of Technical Note no. 351/2017, the Agency, by means of mailing to BNDES, presented answers to doubts and gave its clarifications, being worth noting: (i) that tariff additions in relation to non-technical losses and operational costs would be maintained until the first ordinary tariff review (2023); (ii) these additions would be applied to the annual tariff procedures of 2017; (iii) the additional review forecasted to occur in the first cycle, before 2023, shall not change the flexibilization indicated and will deal specifically with the tariff acknowledgment of the reevaluated base of assets.

In view of the identification of non-feasibility of payment, by the new concessionaire, of the loans of RGR (REN no. 748/2016) in the established conditions, and by means of remuneration over the invested capital, the impacts of flexibilization of the payment conditions of the loans were also evaluated in Technical Note no. 351/2017, as well as the possibility of transfer in the tariffs of the distributors.

Considering the regulatory possibility of review of the payment conditions, favoring the bidding procedure and the assumption of a new concessionaire, committed with the tariff modicity and with the quality of the service, the tariff impact was simulated considered interest of 5% p.a. and a deadline of 30 years for payment. The monthly values of RGR are defined by REH 2199/2017-ANEEL and the values are reviewed by ANEEL on a quarterly basis based on the quarterly results of distributors. According to ANEEL, the payment of the loan would begin in the sixth year of contractual effectiveness and would extend until its expiration (25 years to pay). Considering that the loan will now be acknowledged in the tariff, there will be neutrality for the new concessionaire in terms of payment of the amounts involved.

f) Technical Note no. 247/2017

     In view of Technical Note no. 351/2017, the Ministry of Mines and Energy proposed changes to the draft of the Agreement for the Concession of Public Service of Electric Power Distribution by means of Technical Note no. 247/2017. The main proposed changes related to (i) the acknowledgment in Portion A of the revenue necessary for the payment of RGR loans; (ii) definition, as an extraordinary review, of the tariff procedure that the new controller may request in the interstice of five years of the new concession, basically to consider the volume of investments in the base of assets; and (iii) clarifications on the systematic of flexibilization of the regulatory parameters of operational costs and non-technical losses until the first periodical tariff review.

     The proposed changes to the Draft of Agreement mentioned in Technical Note no. 247/2017 are presented below, whose contributions were received until 09/06/2017.

“CLAUSE SIX – TARIFFS APPLICABLE IN THE PROVISION OF THE SERVICE

Portion A – Sectorial Charges: part of the revenue of the DISTRIBUTOR, destined to the observance of the obligations associated with the Electric Power Services Inspection Fee – “TFSEE”; with the Financial Compensation for the Use of Water Resources –“CFURH” for the purposes of generation of electric power, when applicable; with the System Services Fee – “ESS”; with the Energetic Development Account – “CDE”; with Research and Development – R&D; with the Energetic Efficiency Program – “PEE”; with the Reserve Power Fee – “EER”; payments of loans of the Global Reversion Reserve – “RGR”, made in accordance with Article 4, Paragraph 4, item VI, of Act no. 5.655, dated May 20, 1971, and the other public policies for the electric sector, defined in the supervening legislation;

CLAUSE NINETEEN – TRANSITORY PROVISIONS

Subclause Two – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, an extraordinary tariff review may occur upon request of the Concessionaire, observing the following criteria:

Subclause Three – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, values and formula of calculation for the

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Factor X will be used, as well as to Operational Costs and Regulatory Losses other than those set forth in Clause Six, observing the following criteria:

I – The value of component Pd of Factor X will be defined as zero (0).

II – The regulatory Operational Costs in the first tariff procedure after the execution of the concession agreement will be defined as a percentage of []% over the value of the operational costs of the previous tariff procedure, updated according to the rule of readjustment of Portion B. Between the second tariff procedure and the tariff procedure immediately before the first ordinary tariff, the operational costs will be defined by applying the rule of readjustment of Portion B.

III – Regulatory, non-technical losses will be defined in the percentage of []% over the low voltage invoiced market.

Paragraph One – The tariff effects resulting from the treatment described in this Subclause will be perceived from the first tariff calculation following the execution of the agreement, always with prospective effects.

Paragraph Two – The transitory percentages of items II and III are those resulting from the bidding procedure of the concession of electric power distribution associated with the transfer of control of the legal entity providing the service, under the terms of Art. 8 of Act no. 12.783/2013 and its regulations.

Paragraph Three – The rules set forth in Clause Six shall be applied in the first ordinary tariff review, not considering any effects resulting from the transitory percentages of items II and III.

Sub-clause Four – DISTRIBUTOR shall settle the loans with the RGR Fund as per Directive MME no. 388, dated July 26, 2016, adjusted as per Art. 4, Paragraph 5, of Act no. 5.655, dated May 20, 1971.

Paragraph One – The payments shall be made between the first ordinary tariff review and the final deadline of this agreement.

Paragraph Two – DISTRIBUTOR will be entitled to tariff acknowledgment of []% of loans paid, according to the definition of the bidding procedure of the concession of electric power distribution, associated with the transfer of control of the legal entity providing the service, under the terms of Art. 8 of Act no. 12.783/2013 and its regulations. ”

g) Technical Note no. 149/2017

     On September 8, 2017, ANEEL reopened Public Hearing no. 032/2017, by means of Technical Note no. 149/2017. In it, the Regulator exposed its proposal of flexibilization of a few regulatory parameters – non-technical losses, operational costs and Factor X – and the limits to the DEC and FEC collective continuity indicators until the first ordinary tariff review of the new controller of the designated companies, to be contracted by means of bidding procedure. The proposal of the Agency generated substantial changes in a few parameters that have been

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determined in Technical Note no. 351/2017, especially in terms of operational costs and indicators of quality.

The amounts destined to the flexibilized, regulatory PMSO (costs with personnel, material, services, and other) were subject to inflation adjustments by the IPCA between July 2015 and the date of the tariff procedure in 2016. In addition, in the case of Boa Vista, there was an increase to its degree of flexibilization, since ANEEL suggested that "the inefficiency considered to Boa Vista Energia, measured by the ratio between the Effective PMSO and the Regulatory PMSO, should be the highest considering the other designated distributors, which is CEA (268%)". Table 16 illustrates the variation observed in the PMSO flexibilized between Technical Note no. 149/17 and Technical Note no. 351/17.

Company	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percentage Variation/NT 88
AME	606,907,016	627,198,364	20,291,348	3.3%
Boa Vista	53,885,287	69,062,498	15,177,211	28.2%
CEAL	328,345,672	336,655,364	8,309,692	2.5%
CEPISA	409,859,796	420,070,979	10,211,183	2.5%
CERON	273,006,426	279,853,142	6,846,716	2.5%
ELETROACRE	125,242,240	128,543,635	3,301,395	2.6%

Source: Own Elaboration

In addition, Technical Note no. 149/2017 brought a proposal of flexibilization of the goals DEC and FEC collective indicators (which was not set forth in Technical Note no. 351/17). Among the contributions made, the main are listed below:

(i) Proposal of relaxation of the goals due to the supply, with stronger impact to the distributors of the Northern region in Brazil;

(ii) Proposal that the starting point should be the average between the calculated value (mobile average from July 2016 to June 2017) and the limit in force in 2017 to distributors Ceal, Cepisa, Ceron, and Eletroacre;

(iii) Proposal that these limits should remain unchanged until the fifth calendar year after the execution of the new agreements, so that the limits for the following year are established in the first ordinary tariff review of the new agreement.

     Table 17 and Table 18 present the variations of the DEC and FEC indicator limits after the flexibilization, respectively, in relation to the provisions exposed in Technical Note no. 88/ 2017.

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Table 17 - Variation of the DEC limits per Distributor

Company	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percentage Variation/NT 88
AME	45.58	48.53	2.95	6.5%
Boa Vista	36.87	48.67	11.80	32.0%
CEAL	13.73	15.58	1.85	13.5%
CEPISA	19.17	20.67	1.50	7.8%
CERON	20.57	27.54	6.97	33.9%
ELETROACRE	27.58	44.17	16.59	60.2%

Source: Own Elaboration

Table 18 - Variation of the FEC limits per Distributor

Company	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percentage Variation/NT 88
AME	43.44	45.69	2.25	5.2%
Boa Vista	28.92	58.43	29.51	102.0%
CEAL	10.38	13.06	2.68	25.8%
CEPISA	12.44	13.99	1.55	12.5%
CERON	15.89	18.90	3.01	18.9%
ELETROACRE	23.36	35.31	11.95	51.2%

Source: Own Elaboration

It should be noted that the flexibilizations proposed by Technical Note NT 149/2017 were already incorporated to the models of forecast of the indicators present in this report.

Technical Note no. 149/2017 did not present changes to the parameters of flexibilized PNT and components Pd, T and Q of Factor X when compared to the provisions of Technical Note no. 351/17. Finally, Technical Note no. 149/2017 presented reductions to the amounts destined to the loans of RGR, between 15 and 39 , depending on the distributor.

h) Final Considerations

Considering the elements presented above, and assuming the assumption of a new controller in the first quarter of 2018, the proposed regulatory chronology, considering as unchanged the date of anniversary of the old agreements – November to AME, Boa Vista, Ceron, and Eletroacre, and September to Ceal and Cepisa – is the following:

- An adjustment (IRT) will occur in 2017 on the date of anniversary of the old agreements (not renewed) of the designated companies. An additional acknowledgment of non-technical losses and operational cost will occur upon such adjustment (IRT), as per Technical Note no. 351/2017;
- The new agreements will be signed in 2018, whose date was estimated to

     03/01/2018. An adjustment (IRT) will occur in this year, on the date of anniversary of the old agreements;

· An extraordinary review23 will occur in 2019, on the date of anniversary of the old agreements. In such review, the tariff coverage related to the Annual Cost of Assets (“CAA”), composed by the Remuneration of Capital, Regulatory Reintegration Quota, and Annual Cost of Movable and Immovable Facilities will be reevaluated. No review shall be performed to metrics of PNT, OPEX, Default, Factor X etc.;

· There will be usual IRT’s between 2020 and 2022;

· In 2023, there will be a complete RTP corresponding to the 5-year period after the execution of agreement, in which the regulatory parameters will be once again established (such as PNT, OPEX, Default, Factor X, etc.).

· After 2023, there will be both IRT and RTP in the interstice of 5 years until 2048. The new agreement will be adapted to the tariff rules of REN no. 761/2017.

4.2. Methodologies, Premises and Results for the Definition of Portion A

     Portion A is the tariff revenue component through which consumers compensate the Distributor for the costs considered as non-manageable, such as: purchase of power, sectorial charges, power transport costs, financial charges, technical losses, non-technical losses, and default.

     Since these costs are considered as non-manageable, they are directly transferred to the tariffs (pass-through) according to the rules established by the Regulator, as detailed below.

     The pass-through condition above is true for the cases in which the Distributor is within a regulatory interval of limits of losses and over-contracting.

4.2.1. Purchase of Power and Tariff Flags

     For the definition of the amount of required power, for the purposes of regulatory purchase of power, the volumes of energy were calculated for the provision and supply. The power for provision includes the total forecasted market, excluding volumes to free market, distribution, and supply.

     The Methodologies and results obtained for the total and free market forecast were presented above. The forecasts of the volumes for distribution and provision followed the estimated behavior for the total market of the concessionaire.

     Using the forecasts of regulatory losses, the total losses were estimated – technical, nontechnical, and basic network. In relation to the losses of the basic network, the percentages presented in the SPARTA spreadsheet of 2016 were maintained. The required power is obtained from the sum of supply, provision, and regulatory losses.

23 In this extraordinary review, the frozen asset base will be opened.

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     The system of flags, applied by the concessionaires connected to the National Interconnected System – SIN, has three tariff flags (green, yellow and red), which indicate if the power costs are more or less, based on the conditions of generation of electricity. For the economic-financial evaluation, the same favorable scenario of generation was considered by ANEEL in the tariff procedures, i.e., a green flag scenario.

4.2.2.Charges

     The sectorial charges are all created by laws approved by the National Congress to allow the implementation of public policies in the Brazilian energetic sector. Its values are included in resolutions or decisions by the National Agency for Electric Power (ANEEL) and are paid by distributors through the electricity bill. Each charge has pre-defined objectives. The charges described below are applicable to the electric sector.

Energetic Development Account (CDE) [Conta de Desenvolvimento Energético]

     CDE was created by Law No. 10.438/2002 with the objective of, among other purposes, promoting the universalization of the electric power sector in the entire national territory, funding discounts to the tariffs granted to the low income rural and residential classes, assuring the competitiveness of the energy produced from wind source, small hydroelectric power plants, biomass, natural gas, and mineral coal.

     The National Treasury may provide contributions of resources to the CDE accounts, aiming the modicity of tariffs. The CDE cost is prorated by all consumers served by the National Interconnected System (SIN). The quota value is calculated by ANEEL.

Electric Power Services Inspection Fee (TFSEE)

     The TFSEE was created with the purpose of funding the operation of ANEEL in the exercises of both activities of inspection and economic regulation.

     The Fee is paid by all consumers of electric power, levied upon the activity of the agents of distribution, generation, and transmission of electric power.

Program of Incentive to Alternative Sources of Electric Power – “PROINFA”

     PROINFA was created by Act no. 10.438/2002 and regulated by Decree no. 5.025/2004 with the objective of Funding the operation of ANEEL in the exercises of both activities of inspection and economic regulation.

     Prorating of costs and of electric power contracted by the program, taking into account the Annual Plan elaborated by Centrais Elétricas Brasileiras S/A (ELETROBRAS) and the electric power market verified, both captive and free. The Act conceded exempted to consumptions of the Low Income residential subclass.

Financial Compensation for the Use of Water Resources (“CFURH”)

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     The CFURH is set forth in the Federal Constitution of 1988, with the objective of providing financial compensation to the Government, state and municipalities, for the use of water and productive lands necessary for the installation of plants for the generation of power.

System Services Charges (“ESS”)

     The ESS was created with the objective of increasing the reliability and safety of the offer of power in the country. The cost is calculated on a monthly basis by the Chamber of Commercialization of Electric Power and is paid by all consumers, captive and free, to the generation agents. It considers the dispatch of thermoelectric plants by order of merit, by energetic safety, operational restrictions, and ancillary services.

National System Operator (“ONS”)

     The contribution to the ONS was created with the objective of financing the operation of the National Electric System Operator, which coordinates and controls the operation of generators and transmitters of electric power in the National Interconnected System (SIN). The value is defined on an annually basis by the ONS and approved by ANEEL.

Research and Development and Energetic Efficiency (“P&D/EE”)

     The P&D/EE was created with the purpose of stimulating scientific and technological researches related to electric power and the sustainable use of the resources necessary to create it.

Reserve Power Charge (“EER”)

     The ERR was created with the purpose of covering costs resulting from the contracting of reserve power, including administrative, financial, and tax costs.

     The prorating among the end users of electric power of the National Interconnected System (SIN), including free consumers and self-producers only in the part of the energy resulting from the interconnection to the SIN, is defined on a monthly basis by the Chamber of Commercialization of Electric Power (CCEE), according to the formula set forth by ANEEL resolution.

     As mentioned above, the effect of Portion A is that of pass-through, i.e., costs with sectorial charges, one of the components of Portion A, will be transferred to the consumer by the tariff, thus neutral from the point of view of the economic-financial evaluation, presenting only a temporal effect, since the adjustment caused by the difference between markets of reference is subject to inflation adjustment and adjusted in the next readjustment, however, for the effects of this evaluation, such temporal effect caused by the difference between the inflation adjustment rate (SELIC) and the discount rate (WACC), was not considered by virtue of its low representativeness.

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4.2.3.Transport Costs

     Costs with the transport of power are those related to the transport of power from the generation units to the distribution systems, regulated by Resolutions 1917 and 1918, dated 06/03/2015 and Submodule 3.3 of the PRORET, being composed by the following items:

a) Use of the transmission facilities classified as Basic Network, Basic Network at Borders, or Other Transmission Facilities (DIT) of shared use;

b) Use of the distribution facilities;

c) Connection to DIT of exclusive use;

d) Connections to the distribution networks;

e) Transport of power from Itaipu to the point of connection to the Basic Network;

f) Use of Basic Network by the Itaipu plant; and

g) Use of the transmission system by the generation centers connected at the voltage level of 88kV or 138kV.

     Both the use of the transmission systems and distribution system for the purposes of tariff procedures are calculated considering the amount of contracted demand for the period of reference, valued by the respective economic tariffs in force on the date of the tariff procedure.

     As mentioned above, the effect of Portion A is that of pass-through, i.e., costs with sectorial charges, one of the components of Portion A, will be transferred to the consumer by the tariff, thus neutral from the point of view of the economic-financial evaluation, presenting only a temporal effect, since the adjustment caused by the difference between markets of reference is subject to inflation adjustment and adjusted in the next readjustment, however, for the effects of this evaluation, such temporal effect caused by the difference between the inflation adjustment rate (SELIC) and the discount rate (WACC), was not considered by virtue of its low representativeness.

4.2.4.Financial

     Portion A includes costs that are transferred to the tariffs of the regulated market, but the calculation of the tariff occurs from a forecast for these costs, and the effective costs then do be different in relation to the forecast.

     The invoicing of the distributor, as a recovery of Portion A, may be higher or lower than the effective costs of Portion A, and the differences verified will be accounted in entry CVA (“Compensation of Variation of Values of Items of Portion A”) to a posterior encounter of accounts.

     It also occurs with the cost of the thermoelectric generation contracted, which may be higher or lower than that estimated in accordance with the intensity of use of the thermal plants, which on its turn depend on the volume of rainfall, a situations especially difficult to forecast. If, at the time of the calculation of the annual readjustment, CVA has a surplus, that means that the distributor has collected, via tariff, more money has been collected that what has been effectively applied in non-manageable costs. The balance will be corrected by the SELIC rate and the financial component corresponding to CVA will be negative in the calculation of the tariff of the

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next year to compensate the surplus, thus charging against the consumer less than the economic tariff.

     As mentioned above, once the components of Portion A were considered neutral, i.e., values related to financial charges for the purposes of this economic-financial evaluation were not considered.

4.2.5. Technical Losses (“PT”)

     The electric system is divided into generation, transmission, and distribution of electric power. Distributors receive the power from the supplying agents (transmitters, generators, or other distributors), delivering it to the end consumers, either residential, commercial, rural, industrial, or pertaining to the other classes. The power measured by the Distributors in the consumption units will always be smaller than the power received from the supplying agents. This different is known as loss of power and is segregated according to its origin.

     The National Agency for Electric Power - ANEEL – shall refine, at every tariff review, a regulatory referential of losses that takes into account the performance of the concessionaire. Losses may be segmented by losses in the Basic Network, external to the distribution system of the concessionaire and with origin specifically technical, and losses in the distribution, which may have either technical or non-technical nature.

a) Concept and Characterization of the Historical Technical Losses of the Distributor

     Technical Losses (PT) are those inherent to the transport of electric power in the network, related to the transformation of electric power into thermal power in the conductors (joule effect), losses in the transformer cores, dielectric losses, etc. They may be understood as the consumption of the equipment responsible for the distribution of power. It is worthwhile noting that the degrees of Technical Losses are defined by ANEEL upon the RTP, and kept constant by a tariff cycle.

     The most recent determination of technical losses of Amazonas, segmented by the components of transformation and network, was performed by ANEEL by means of ANEEL Technical Note no. 0175/2013-SRD/ANEEL, dated Wednesday, July 17, 2013, “Calculation of losses in the distribution related to the 3rd Cycle of Periodical Tariff Review of Amazonas distribuidora de Energia – AmE”. The outcome of the calculation resulted in the values established as per Table 19 and Table 20.

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Table 19 - Amount of Losses in the Amazonas Distribution System

Description	Amounts (MWh/year)	% Injected power
Injected power (El)	9,323,191,321	100.000%
Supplied power (EF)	5,605,433,766	60.124%
Losses in Distribution (PD)	3,717,758,146	39.876%
Technical Losses (PT)	715,651,950	7.676%
Non Technical Losses (PNT)	3,002,106,205	32.200%
Source: ANEEL Technical Note No. 0175/2013-SRD/ANEEL

Table 20 - Amount of Technical Losses per Segment of Transformation and Network

		Technical Losses of the Segments
	Passing Power
	(EP)	Upstream	% Passing	% of the Total
		(PTS)	Power (IPTS))	Injected Power
	MWh	MWh	%	%
Trafos A1-A3	1,558,599,730	19,370,274	1.243%	0.208%
Trafos A1-A4	47,448,563	663,688	1.399%	0.007%
Trafos A3-A4	5,686,164,920	33,509,851	0.589%	0.359%
Trafos A4-B	5,908,754,880	155,950,963	2.639%	1.673%
Grid A1	1,628,653,050	22,604,757	1.388%	0.242%
Grid A3	5 783 268 210	114,018,762	1.681%	1.223%
Grid A4	8,149,940,060	233,728,467	2.868%	2.507%
Grid B	5,651,605,790	111,885,851	1.980%	1.200%
Meters	2,633,518,520	8,609,388	0.327%	0.092%
Services Wires	2,633,518,520	15,309,950	0.581%	0.164%
	TOTAL			7.676%

Source: ANEEL Technical Note No. 0175/2013-SRD/ANEEL

     Thus, ANEEL adopted, for the entire tariff cycle (2013-2017), the amount of Technical Loss of 7.67 % over the Total Injected Power in the system of the distributor.

b) Methodology and Premises of Technical Losses Forecasting

     The methodology consists: (i) in evaluation of the technical losses rates of the supply voltage segments (IPTS) of Amazonas Energia in relation to the average of comparable companies identified according to the methodology described in section 4.3.2); and (ii) in seeking the lowest value between the segmented loss of the company and the average verified for comparable companies, which will be the base for the trajectory. Below, we present the step-by-step of the applied methodology:

i. The indexes of the technical loss per supply voltage segment - grid and transformation level (IPTS) were used as a primary source for the calculation of the loss. In order to preserve the confidentiality of the information, the methodology is

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     based on the adoption of information from public sources, namely, ANEEL Technical Note No. 0175/2013-SRD/ANEEL dated July 17, 2013 “Determination of distribution losses related to the 3rd Periodical Tariff Review Cycle of Amazonas distribuidora de Energia – AmE”, process No.: 48500.001940/2013-34. With the Technical Note, ANEEL provides the losses per voltage segment, with unequivocal application and best representation of the verified historical information.

ii. The losses obtained in each voltage segment of the distributor were object of comparison with the companies having greater similarity to the concession are in evaluation, considering their specific characteristics. For AmE, the selected comparable companies were:

· Companhia Nacional de Energia Elétrica – CNEE;

· Rio Grande Energia S.A. – RGE;

· AES-SUL distribuidora Gaúcha de Energia S/A – AES-SUL;

· Caiuá Distribuição de Energia S.A. – Caiuá-D;

· Energisa Tocantins - ETO – former CELTINS;

· Energisa Paraíba distribuidora de Energia S/A – ENERGISA PB;

· Light Serviços de Eletricidade - LIGHT;

· Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D.

iii. From the comparison with the similar companies, the average IPTS’s obtained considered the weighted losses of each Distributor in relation to the inject power in each voltage segment. The forecasted goal for 2047 consider, by segment, the maintenance of the rates of the company when below the weighted average; or the values observed in the weighted average of comparable companies when the results demonstrate level below that currently achieved by the company.

iv. Based on the obtained results of losses per segment, forecasted for 2047, a simple interpolation was used to define the intermediate values.

v. With the annual IPTS values obtained, such values were applied over the volumes of injected power per supply voltage segment, resulting the technical losses per segment, estimated to the entire period of Concession. For the consolidation of the total value of loss of the company, the same proportion of injected power as the one adopted in ANEEL Technical Note No. 0175/2013-SRD/ANEEL was used.

     It is worthwhile noting that ANEEL, through Approval Resolution no. 2.184, dated November 29, 2016, approved the Technical Losses of AmE between 2016 and 2025 at 7.77% of the injected power. We kept this level constant until 202724. That is, the methodology described in this section applies after 2028.

     As provided in art. 4, Law No. 13.299/2016, the regulatory technical and non-technical loss level to be used in the tariff processes and for the calculation of the efficient level of losses for

24 The calendar proposed in item “e” of section 4.1.2 foresees one RTP in 2023 and another in 2028. That is, the year of 2025 will be inserted in the middle of a tariff cycle. Thus, we take as premise the maintenance of the Technical Loss level from 2025 to 2027, since a review will only occur in 2028.

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purposes of reimbursement of Fuel Consumption Account (CCC) for the concessionaires Amazonas distribuidora de Energia S. A., Companhia de Eletricidade do Amapá – CEA, Boa Vista Energia S. A., Companhia Energética de Roraima – CERR, between 2016 and 2025, considers new regulatory references approved by a specific ANEEL act.

c) Results

Graph 9 presents the average losses per voltage segment of the comparable companies and AmE.

A1-A3
4,5%
4,0%
3,5%
3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%
A1-A4
A3-A4
A4-B
A1 (< 230 kV)
A3 (69 kV)
A4 (2,3 a 25 kV)
B (< 2,3 kV)
Meters
Amazonas Energia
Weigh. average of the losses per segment of the comparable distributors

Source: Own Elaboration

With the presented comparison, it is possible to establish the IPTS's used as an efficiency target in the forecasts, as per Table 21.

Table 21 - Technical Loss Target per Voltage Segment

Voltage segment	Avg ITPS Company		Final
		ITPS	goal

A1-A2	0.000%	0.000%	0.000%
A1-A3	0.000%	1.243%	1.243%
Al-A3a	0.000%	0.000%	0.000%
A1-A4	0.000%	1.399%	1.399%
A2-A2	0.146%	0.000%	0.000%
A2-A3	0.754%	0.000%	0.000%
A2-A3a	0.933%	0.000%	0.000%
A2-A4	0.412%	0.000%	0.000%
A3-A2	1.283%	0.000%	0.000%
A3-A3a	1.462%	0.000%	0.000%
A3-A4	0.538%	0.589%	0.538%
A3a-A2	0.000%	0.000%	0.000%
A3a-A4	1.053%	0.000%	0.000%
A3a-B	0.000%	0.000%	0.000%
A4-A3	0.420%	0.000%	0.000%
A4-A3a	0.000%	0.000%	0.000%
A4-B	2.843%	2.639%	2.639%
B-A4	0.000%	0.000%	0.000%
Al (< 230 kV)	0.501%	1.388%	0.501%
A2 (88 a 138 kV)	1.633%	0.000%	0.000%
A3 (69 kV)	3.035%	1.681%	1.681%
A3a (30 a 44 kV)	1.796%	0.000%	0.000%
A4 (2.3 a 25 kV)	1.470%	2.868%	1.470%
B (< 2.3 kV)	2.066%	2.251%	2.066%
Meters	0.480%	0.327%	0.327%
Service Wires*	0.000%	0.000%	0.000%
Source: Own Elaboration

     Based on the forecast of IPTS´s, the losses forecasted for the period 2026-2047 are established. The regulatory loss values for 2017 to 2025 were established by ANEEL by means of Approval Resolution No. No 2.184, dated November 29, 2016. Below, the annual IPTS´s and the consolidated technical losses are presented, as per line “Forecast of Technical Loss %” and “Forecast of Regulatory Technical Loss %”from Table 22.

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Annual segment loss projection. considering the regulatory limits established by ANEEL (MWh)

Voltage segment	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
A1-A2									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3									1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%	1.243%
A1-A3a									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A4									1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%	1.399%
A2-A2									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3a									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A4									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A2									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A3a									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A4									0.577%	0.575%	0.573%	0.572%	0.570%	0.568%	0.566%	0.565%	0.563%	0.561%	0.559%	0.558%	0.556%	0.554%	0.552%	0.551%	0.549%	0.547%	0.545%	0.543%	0.542%	0.540%	0.538%
A3a- A2									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a- A4									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a- B									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-A3									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-A3a									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-B									2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%	2.639%
B-A4									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1 (< 230 kV)									1.174%	1.143%	1.113%	1.082%	1.052%	1.021%	0.990%	0.960%	0.929%	0.899%	0.868%	0.837%	0.807%	0.776%	0.746%	0.715%	0.685%	0.654%	0.623%	0.593%	0.562%	0.532%	0.501%
A2 (88 - 138 kV)									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3 (69 kV)									1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%	1.681%
A3a (30 a 44 kV)									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4 (2.3 a 25 kV)									2.530%	2.482%	2.434%	2.386%	2.338%	2.289%	2.241%	2.193%	2.145%	2.097%	2.048%	2.000%	1.952%	1.904%	1.856%	.807%	1.759%	1.711%	1.663%	1.615%	1.566%	1.518%	1.470%
B (< 2.3 kV)									2.206%	2.200%	2.193%	2.187%	2.181%	2.174%	2.168%	2.162%	2.155%	2.149%	2.143%	2.136%	2.130%	2.124%	2.117%	2.111%	2.105%	2.098%	2.092%	2.086%	2.079%	2.073%	2.066%
Meters									0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%	0.327%
Segments *									0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Projection of Technical Losses %	0.00%	0.00%	7.62%	7.57%	7.52%	7.47%	7.41%	7.36%	7.31%	7.26%	7.20%	7.15%	7.10%	7.05%	6.99%	6.94%	6.89%	6.84%	6.79%	6.73%	6.68%	6.63%	6.58%	6.52%	6.47%	6.42%	6.37%	6.31%	6.26%	6.21%	6.16%
ANEEL APPROVAL RESOLUTION N 2.184/16	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%																						
Technical Note no. 0175/2013-SRD/ANEEL - AmE 7.67%																															
*Incorporated in "B (<2.3 kV)"																															
Projection of the Technical Regulatory Loss %										7.77%	7.77%	7.20%	7.20%	7.20%	7.20%	7.20%	6.94%	6.94%	6.94%	6.94%	6.94%	6.68%	6.68%	6.68%	6.68%	6.68%	6.42%	6.42%	6.42%	6.42%	6.42%

Source: Own Elaboration

Based on the forecast value per segment applied to the amounts of injected power in the concessionaire´s substations and grids, the annual percentage of losses forecasted for the company was calculated. Graph 10 presents the forecast of the regulatory loss percentage based on the value from the previous year of the tariff review.

Graph 10 - Forecast of regulatory technical losses of AmE

7.77%
7.77%
7.676%
7.20%
6.94%
6.68%
6.42%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
% Projection of Technical Losses
ANEEL HOMOLOGATING RESOLUTION No. 2.184/16
ANEEL Tech. Note 0175/2013 - SRD/ANEEL - AmE

Source: Own Elaboration

In summary, the modeling aims at reflecting the results for the average value of the technical losses per voltage segment of the comparable companies, when they are shown as more efficient. Thus, the forecast is kept for the set of feasible technical possibilities, endorsed by the experiences of the market agents, to achieve the established reduction.

4.2.6. Non-Technical Losses ("PNT")

a) Concept and Characterization of Historical Non-Technical Losses of the Distributor

Non-Technical Losses (PNT) are those corresponding to the difference between the total losses and the technical losses, considering, therefore, all other losses associated with the electric power distribution, such as electricity thefts, measurement errors, errors in the invoicing procedure, consumption units without measurement equipment, etc. This type of loss is associated with the commercial management of the Distributor, with the socio-economic conditions of the consumption units, cultural, sociological, and institutional aspects that characterize the area of concession.

Graph 11 illustrates the historical variation of the Real and Regulatory Non-Technical Amazonas Energia. Is can be concluded that AmE presents real PNT levels about 2.3 times above the regulatory target defined by ANEEL.

140.00%
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
100.08%
94.01%
98.91%
116.74%
98.91%
41.54%
41.54%
41.54%
2013
2014
2015
2016
Billed Curr PNT
Billed Reg PNT

Source: ANEEL Targets - 3CRTP of the distributor and information from AmE. Real losses were obtained pursuant to the data of energetic balances provided by the company.

It shall be highlighted that in 2016, by means of Approval Resolution No. 2.184, dated November 29, ANEEL recognized the real PNT levels of AmE as being the regulatory levels, given that the state capital was not interconnected to SIN in 2009, as provided in article 4, Law No. 13.299/2016.

In the above-mentioned Resolution, the Regulator also sets PT and PNT targets for the years from 2017 to 2025. Regarding PT, the target is uniform and equal to 7.77 in relation to the injected power (the same as that defined in the 3rd RTP of the company). PNT has decreased every year, and the difference between the regulatory and the real PNT calculated for 2015 is given at 10 .

b) Forecast Methodology of Regulatory Non-Technical Losses

The correct application of the regulation model per comparison in the treatment of the non-technical losses requires the identification of the several non-manageable factors that differentiate the areas of concession. For the analysis of regulatory Non-Technical Losses, ANEEL identifies the comparable companies through a “complexity factor” that aggregates the most relevant variables to explain the different levels of non-technical losses. This rate allows to compare the distribution companies regarding their socio-economic indicators. Once the position of the companies is identified in the ranking of complexity, it is possible to conclude that companies with smaller non-technical losses, however in areas of concession identified with a higher degree of socio-economic complexity, are more efficient and therefore area a reference to the others. The rate created by ANEEL to compare the distribution companies in relation to the level of non-technical loss was based on an Linear Regression Analysis, with data in a panel. The models that have been used compared the levels of Non-Technical Losses with socio-economic variables of the area of concession, such as violence, inequity, precariousness, infrastructure, and credit default.

The use of regression occurs due to the need of statistically "testing" which variables should be included in the analysis, i.e., which variables explain better the phenomenon of non-technical losses. The methodology used in the 4th cycle of tariff reviews is detailed in ANEEL Technical Note no. 106/2015. The analyzed variables are described in Table 23. They summarize those commonly mentioned in works about commercial losses of power and/or studies on criminality that explain the phenomenon of commercial losses.

The evaluations were performed from a vast database, covering the 63 Distribution companies. The models consider non-technical losses and socio-economic variables in the period from 2003 to 2013. Information of the 2010 CENSUS were also used. ANEEL establishes that these studies should be updated according to the disclosure of the 2020 CENSUS. Aiming at preserving the consistency with the regulation force, the levels of Non-Technical Losses for the designated companies were estimated and forecasted based on the parameters and models of Technical Note no. 106/2015.

Code	Social economic variable	Source
vio	Violence – Deaths by Aggression	DATASUS
pob2	% of peipl with income per capita inferior to 4 minimum salaries	IBGBIPEA
gini	Gini	IBGE
sub2	Precariousness • % people in under normal homes Census 2010)	IBGE
lixou	Collection of urban garbage	IBGE
inad	Default of the credit sector -BACEN	BACEN
Mbr.MblMbr	Low income Market (Total B1 market)	SAMP
Mbr.Mbt	Low income Market (Total BT market)	SAMP

Source: TN No. 106/2015, ANEEL

In light of the several possibilities of simulation, Technical Note no. 106/2015 selected three regression models in which mainly the following have been observed: (i) the significance of the estimated coefficients related to each variable and the relationship between it and the level of non-technical losses; (ii) the coherence for the signal of the coefficients in relation to the expected;

(iii) the relevance of the variable for the explanation of the non-technical losses; and (iv) the contributions received in previous public hearings.

Table 24 presents the models chosen to define the regulatory non-technical losses for the 4th cycle of tariff review of the electric power Distributors.

Models	Social economic variables
C	sub2. lixo.u. pob2, Mbr.MblMbr, inad
G[1]	sub2, lixo.u. gini. inad
K	sub2, lixo.u. pob2, Mbr.Mbt. vio

Source: TN No. 106/2015, ANEEL

Once the parameters are estimated, the rate that allows the comparison of the companies is then built. The rate for company "A", for instance, is the result of Equation 9.

$$\sum_{i=1}^{n} X_i^A . \beta_i$$

where:

X_i^A = Variable value of "I" for the the company "A";

β_i = 'Value of the regression ciefficnet estimated for the variable "I".

On its turn, Table 25 presents the index of complexity and deviations resulting from the regression models built from the three selected econometric models (C, G and K) for the 6 designated companies. In Source: Technical Note no. 106/2015, ANEEL

Table 26, the complexity indexes verified for each of the companies is calculated. It is possible to note that, for the purposes of comparison, Technical Note no. 106/2015 divided the companies into two groups, being considered as large size (Group 1) those having market greater than 1,000 GWh/year and serving more than 50 thousand consumption units or with more than 15,000 km of electric network. The other companies are considered of Group 2. Small companies tend to present greater facility to combat non-technical losses than large companies.

Table 25 - Result of the Complexity Indexes of each Econometric Model for the Companies from
Grupo Eletrobras

COMPANY	INDEX C	DEVIATION C	INDEX G	DEVIATION G	INDEX K	DEVIATION K
Amazonas	0.37	0.04	0.34	0.05	0.39	0.04
Ceal	0.27	0.02	0.24	0.02	0.29	0.03
Cepisa	0.26	0.02	0.25	0.03	0.25	0.02
Eletroacre	0.25	0.02	0.24	0.02	0.24	0.02
Ceron	0.19	0.02	0.19	0.02	0.19	0.02
Boa Vista (Capital)	0.07	0.03	0.06	0.03	0.09	0.03
	Source: Technical Note no. 106/2015, ANEEL

Table 26 - Average Complexity Index of the Companies from the Eletrobras Group

COMPANY	IC	Ranking	Size
Amazonas	0.364	4	Large (Group 1)
Ceal	0.266	8	Large (Group 1)
Cepisa	0.257	10	Large (Group 1)
Eletroacre	0.243	12	Large (Group 1)
Ceron	0.191	18	Large (Group 1)
Boa Vista (Capital)	0.074	44	Small (Group 2)
Source: Technical Note no. 106/2015, ANEEL

i. Analysis of the Potential of Reduction of Non-Technical Losses

     Once the positions of the concessionaires are defined in each ranking of socio-economic complexity, it is possible to conclude that companies with small non-technical losses and in areas of concession identified as having greater or equal socio-economic complexity are more efficient, and, therefore, reference to the others.

     Initially, the goal of reduction of losses of a certain company, once the comparable benchmark is identified, would correspond to the very own load of the benchmark. However, as per ANEEL’s methodology, a differentiated treatment is given as a form of making the calculation procedure more robust, treating the uncertainty regarding the position of the companies in the ranking, as a combination of the value of losses adopted by the benchmark with the probability of having the benchmark in fact in a more complex area of concession. With this purpose, a probability matrix was built, where the probability of occurrence for the concessionaire to be above or below the benchmarking was calculated. In general, by using the probability matrix, the reference for all potential benchmarking of the concessionaire is calculated, which determines the reduction potential.

     The definition of the target from the probability matrix is done using Equation 10 as presented below.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	89

Equation 10 - Calculation of Non-Technical Loss Targets

$$E(Company\ Goal\ i) = Prob(\bullet) * Losses\ (benchmark) + [1 - Prob(\bullet)] * Losses\ (i)$$

Where:

$Prob(\bullet) =$ Likelihood of the benchmark being on the more complex concession area, equal to the likelihood of the company i being in the less complex concession area

Thus, instead of establishing the very own loss performed by the benchmark as the potential of reduction, the methodology defines a weighted average of the loss performed by the *benchmark* or loss performed by the concessionaire in a review procedure. Thus, the greater the probability of comparison with the identified benchmark, the greater the weight of the non-technical loss of the benchmark. The smaller the probability of comparison, the greater will be the weight of the non-technical loss of the analyzed company. By virtue of the consideration of three econometric models, the operation adopted to obtain a single reference of goal of losses is the calculation of the arithmetic average of the goals calculated to each one of the models as indicated in Equation 11.

Equation 11 - Global Target

$$E\ (Goal\ Company) = \frac{\sum_{j=1}^{n} E\ (Goal\ Company)_j}{n}$$

Where:

E (Goal Company i) Reduction potention of company i

E (Goal Company i) Reduction potention of company i according to model j

N = Number of models selected

ii. Trajectory of Reduction of Non-Technical Losses

The potential of reduction of losses represents the parcel of inefficiency of the Distributor, thus being necessary to eliminate the excess of losses that should not be performed by the concessionaire. This is translated in the establishment of trajectories of reduction for the regulatory losses. ANEEL determined that the trajectories of non-technical loss reduction should be established observing three characteristics of the area of concession, such as the socio-economic complexity, level of non-technical losses and size of the concessionaire. The purpose of this division was to establish differentiated trajectories for the distributors, according to the degree of difficulty in fighting non-technical losses. Thus, the criterion of definition for the trajectory occurs by:

- To companies of Group 1 with regulatory percentage (measured) above 7.50 and companies of Group 2 with regulatory percentage above 11.50 :

$$\% \, lowering \, speed = \frac{\% \, regulatory \, PNT}{8} - \frac{15}{16}$$

Where the percentage of reduction speed represent the average of fall of the non-technical losses determined for the years of the review cycle of the companies. The percentage of regulatory Non-Technical Losses represents the non-technical losses of the companies defined in the tariff review procedure of the companies.

- To companies of Group 2 with regulatory percentage (measured) from 2.50 to 11.50 :

  % reduction speed = 0.50% p.a.;

- To companies of Group 1 and Group 2 with regulatory percentages below 7.50 and 2.50 , respectively, *there will be no trajectory of reduction.*

Figure 19 illustrates the trajectory of reduction of non-technical losses, according to the criteria determined above for the definition of the percentage of the speed of reduction.

%
3.0
2.5
2.0
1.5
1.0
0.5
-
% Lowering Speed
-
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
22.5
25.0
27.5
30.0
%
% PNT

Figure 19 - Trajectory of reduction

Source: Technical Note no. 106/2015, ANEEL

The trajectory of reduction will be the result of the comparison between the goal and the starting point, both considering the non-technical losses of the measured market. As a general rule, the definition of the trajectory will observe the limits of annual reduction defined as per the respective equations of the reduction trajectories mentioned above. In case the trajectory calculated for the concessionaire surpasses the maximum annual rate of reduction defined by the equation, the limit of the reduction shall prevail.

iii. Definition of the Starting Point

     The starting point of non-technical losses is a referential value for the tariff year immediately before the year of the tariff review. In the definition of the starting point of nontechnical losses, the percentage of non-technical losses of the measured market is used. The definition of the starting point will be given by:

a) Group 1: Maximum 7.50%; Minimum (Goal 3, Measured CRTP, Average of the last 4 years);

b) Group 2: Maximum 2.50%; Minimum (Goal 3, Measured CRTP, Average of the last 4 years).

The exceptions of the general rule are applied in the following cases:

1. When the company has already been adopting low levels of non-technical losses, below 7.50% to companies of Group 1 and below 2.50% to companies of Group 2, then the average of non-technical losses adopted over the measured market in the last four (4) calendar years shall be considered;

2. Companies with low probability of comparison shall be subject to a complementary analysis and a diagnostics analysis that take into account the degree of effort of the Distributor to combat losses;

3. Concessionaires whose goals to be established by the methodology are greater than the starting point established by the goal of 3CRTP and not included in the item above. Then:

a. In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the goal established with the most recent loss, the goal obtained with the most recent loss will be used as the starting point, without trajectory of reduction;

b. In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the starting point, but smaller than the goal established with the most recent loss, the goal obtained with the non-technical losses of 3CRTP shall be used as the starting point, without trajectory of reduction;

c. In case the goal obtained with the non-technical losses of the company of 3CRTP is smaller than the starting point, the starting point shall be defined according to the equations of items (iii.a) and (iii.b), however without trajectory of reduction.

     Concessionaire Amazonas Energia was not included in any criterion of exception to the rule of definition of the starting point.

Table 27 summarizes the rules for the definition of the starting point.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	92

Table 27 - Summary of Definition of the Starting Point

General Rule	Exceptions
Maximum [7.5% or 2.5%; Min (goal 3 CRTP Measured, Avg of the last 4 years)]	a) **Companies with losses** Average of the last 4 years b) **Low probability of comparison (percentile 90)** Supplementary analysis and diagnostic c) **Goal superior to the defined start point 3 CRTP*** check reason for goal increase (Fixed trajectory)

*Except the company with low comparison probability (item B)

Source: Technical Note no. 106/2015, ANEEL

Table 28 exemplifies the process of forecasting the regulatory PNT of the distributor Escelsa in the period from 2016 to 2018. The forecast methodology starts with the calculation of the Starting Point, before evaluating the possibility to make it flexible in case of exceptions. Then, the calculation of the company´s target is made based on the losses of the benchmarks found in the target matrix. Then, the analysis of flexibilization of the starting point is carried out, and finally, the determination of the regulatory target based on the criteria of trajectory and the reduction speed of the non-technical losses, as explained in the sub-items above.

The calculation of the goal is made considering the measured market of the concessionaire while its application must cover the invoiced market. To meet this condition, at the end of the determination procedure a percentage is subtracted from its value, which represents the different of invoiced and measured market.

1 - Calculation of the Start Point before the flexibility analysis				
Description	Non Technical Losses (% BT)			
1. 3rd Cycle Goal (Billed)	7.87%			
2. Difference between measured and billed (average of the 4 last years)	0.61%			
3. 3rd Cycle Goal (Measured) [1. + 2.]	8.48%			
4. Historical Average (Measured)	20.05%			
5. Start Point [= maximum (7.5% and Minimum (3 and 4)]	8.48%			
2 - Calculation of the goal based on the Benchmarks				
Description	Model C	Model G	Model K	
Benchmark Company	ELETROPAULO	ESE	ELETROPAULO	
6. Benchmark Loss (PNT/BT)	9.38%	4.74%	9.38%	
7. ESCELSA Loss (PNT/BT)	18.93%	18.93%	18.93%	
8. Comparison Probability	72.64%	55.94%	59.97%	
9. Goal based on each Benchmark [7. X 5. + (1.- 7.) x 6.]	11.99%	10.99%	13.20%	
10. Average goal of the Benchmarks [average(8)]		12.06%		
3 - Calculation of the Start and Arrival Point after the flexibility analysis				
Description	Model C	Model G	Model K	
Benchmark Company	ELETROPAULO	ESE	ELETROPAULO	
11. Benchmark Loss (PNT/BT)	9.38%	4.74%	9.38%	
12. ESCELSA Loss (PNT/BT) - Reference 3rd Cycle Losses	21.95%	21.95%	21.95%	
13. Comparison Probability	72.64%	55.94%	59.97%	
14. Goal based on each Benchmark [7. X 5. + (1.- 7.) x 6.]	12.81%	12.32%	14.41%	
15. Average goal of the Benchmarks [average(8)]		13.18%		
16. Start Point [= maximum (5. and 10.)		12.06%		
17. Arrival Point = Minimum (10. and 16.)		12.06%		
4 - Definition of the Regulatory Goal				
Description	Start Point	2016	2017	2018
PNT/BT Path (start point to the goal)	12.06%	12.06%	12.06%	12.06%
Reduction Pace (p.a.)		0.00%	0.00%	0.00%
Reduction Limit (p.a.)		0.00%	0.00%	0.00%
PNT/BT Regulatory Reference (measured)	12.06%	12.06%	12.06%	12.06%
Difference between measured and billed	0.61%	0.61%	0.61%	0.61%
PNT/BT Regulatory Reference (billed)	11.45%	11.45%	11.45%	11.45%
PT/Einj Regulatory Reference	7.14%	7.14%	7.14%	7.14%

Source: Example Escelsa based on the data from Technical Note no. 243/2016-SGT/ANEEL.

c) Premises for Forecasting Regulatory Non-Technical Losses

The forecasts of Regulatory Non-Technical Losses to the 6 designated companies were made based on the successive application, until 2047, of the target definition mechanisms, starting points and trajectories detailed in Technical Note no. 106/2015. The models considered for the forecast of the trajectory of goals of losses were estimated based on data defined at the time.

Review cycles of 5 years were considered for the forecasting of regulatory Non-Technical Losses of goals, according to the calendar shown in Figure 20 (observing the targets established by Approval Resolution no. 2.184/2016, applicable to distributors AME, Boa Vista, and CEA). The Regulatory Non-Technical Losses of the last review cycle (3CRTP) were considered for years 2017 to 2023. This level is updated upon the 1st RTP of the new concessionaire (2023).

Adjustment (3 Years)
Adjustment (4 Years)
Adjustment (5 Years)
Adjustment (5 Years)
Adjustment (5 Years)
Adjustment (5 Years)
Adjustment (5 Years)
2016
2019
2023
2028
2033
2038
2043
2047
RTP Target of the 3rd Cycle
RTE*
RTP Projected Target
RTP Projected Target
RTP Projected Target
RTP Projected Target
RTP Projected Target
RTP Projected Target
2017
2025
For companies Amazonas and Boa Vista the projection of the Targets of PNTs were set by Approval Res. N. 2184, Nov 29 2016

*Extraordinary Tariff Review. Parameters of Non-Technical Losses are not estimated.

Source: Own Elaboration

To define the goals, it is considered that the difference between measured and invoiced (median of the last 4 years) of the companies is constant and equal to the most recent data informed.

d) Assumptions for Forecasting Real Non-Technical Losses

During the regime of Provisional Provision, in force in 2017 and possibility in the beginning of 2018, it has been considered that the economic, financial, and technical-managerial difficulties will limit the last-longing gains of efficiency in the combat to Non-Technical Losses. Therefore, it has been defined that to the 6 companies from the Eletrobras Group, the current degree of real PNT (related to 2016) shall remain in force until the beginning of the new administration in 2018.

After 2019, it is considered as the beginning of a new phase in the combat to Non-Technical Losses, with successive gains of efficiency and efficacy of these activities. To identity the trajectory of real Non-Technical Losses, the analyzed companies were divided into 3 groups.

The first group includes the companies AME and CERON , whose difference between the invoiced and the regulatory Non-Technical Loss is greater than 30 . For this first group, there is a forecast of reduction of the Non-Technical Losses verified stronger than the others in the first 5 years, due to the high incentive to combat that such differences motivate to the new administration. This additional reduction is forecasted based on the calculated fall by the equation that relates the speed of reduction and the degree of losses of Technical Note no. 106/2015. In addition to this reduction in the first 5 years, forecasts were also made based on the use of the performance of reduction of the real Non-Technical Losses of benchmark companies identified in the 3 statistical models (C, G and K of Technical Note no.106/2015).

     The second group includes companies CEAL, CEPISA and ELETROACRE, which have the following common characteristics: (i) the difference between verified and regulatory invoiced PNT is below 30%. (as observed in Table 29) and (ii) they are at a close level of socio-economic complexity, which reflects in similarity related to the difficulties to fight PNT (as per Table 30).

Table 29 - Comparison of Real Invoiced Loss with Regulatory Invoiced Loss
	Actual Loss	Regulatory Loss	Difference Actual Loss and
Company
	Billed	Billed	Billed Regulatory
AME	116.74%	41.54%	75.20%
Ceron	38.74%	8.33%	30.41%
Eletroacre	26.02%	11.28%	14.74%
Ceal	41.35%	15.67%	25.68%
Cepisa	37.00%	13.93%	23.07%
Boa Vista	10.29%	11.05%	-0.76%
	Source: 2016 data for real and regulatory loss. Except for AME, where we used
	a regulatory loss invoiced in force before REN no. 2184/16. The data for Boa
	Vista include only information about the capital due to the lack of information
	about the state countryside.

Table 30 - Complexity Index of Fighting Non-Technical Losses of the most Complex Distributors from Group 1

Major Distributors	Complexity Index
(Group 1)
CELPA	0.503
LIGHT	0.377
AMAZONAS ENERGIA	0.364
CEMAR	0.315
CELPE	0.313
COELBA	0.284
CEAL	0.266
ELETROPAULO	0.265
CEPISA	0.257
COELCE	0.253
ELETROACRE	0.243
Source: TN No. 106/2015, ANEEL.

     For these companies, the trajectory of the real loss reduction will be equal to the average of reductions (percent per year) of real Non-Technical Losses in historical 5-year periods of companies CELPE, CEMAR and COELBA.

     The third group includes Boa Vista, which is closer to its regulatory target. In this case, the trajectory of real losses is supported by the benchmark companies SANTA MARIA – in model K – and FORCEL – in models C and G.

     The average of reductions (percent per year) of real Non-Technical Losses was calculated for the benchmark companies, in historical 5-year periods between years 2003 and 2016. Based on such real performance, reductions have been forecasted for the designated companies until

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their reach the simulated goal in the regulatory model. When achieving the regulatory goal before 2047, a new target is calculated from the average of the smallest real PNT of the benchmark companies, using the technique of linear interpolation in the intermediate years.

e) Result for PMT Target Forecasts

Using the assumptions of forecast and successive application of the models, starting points, and trajectories, it was possible to forecast the targets for regulatory non-technical losses and potential for reduction of real PNT. Since the target depends on the performance of the analyzed company and its benchmarking, with the successive drop of the real Non-Technical Losses due to a higher efficiency and efficient fighting, there is a progressive reduction of the target until the loss limiters (measures) defined in the methodology. Figure 21 presents the dynamics of target forecasting.

4th Cycle
Real PNT Trajectory
Application of the RTP models based on the Real PMT trajectory
PNT Base of the 2016 Benchmarks
Projection of Regulatory Targets of 2023 to 2047

Figure 21 - Dynamics of the Regulatory PNT target forecast

Source: Own Elaboration

By means of simulation of regulatory PNT made for AmE, it is possible to observe that upon the drop in the real loss, the company gains new benchmarks with even more demanding standards. Its benchmark company is the concessionaire Celpa in the beginning, but in the final rounds, when we get closer to the end of the contract, the real loss decreases, and the benchmark tends to be Celpe and Cemar. It can be noted that the difference between the average and the invoiced PNT is 3.87 , which reduces the regulatory PNT of AmE when we consider the invoiced market. Graph 12 illustrates the loss trends.

PNT Calculated
PNT Calculated Projected
Limits Approved
Limits Projected
140%
120%
100%
80%
60%
40%
20%
0%
100%
94%
99%
117%
99%
42%
42%
42%
25%
22%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Own Elaboration

The tables below present the forecast of PNT by period of analysis, demonstrating the step-by-step of the calculation made.

Table 31 - Forecast Regulatory PNT 2023 to 2027

1 - Calculation of the Starting point before the flexibility analysis
	Non Technical
Description	Losses (% BT)
3rd Cycle Goal (billed)	47.28%
2. Difference between measured and invoiced (median of the 4	3.87%
last years)
3 3rd Cycle Goal (verified) (1+2)	51.15%
4 Historical Average (verified)	104.87%
5. Starting Point (Historic Avg)	51.15%
2 - Calculation of the goal based on the Benchmarks
Description	Model C	Model G	Model K
Benchmanr Company	CELPA	CELPA	CELPA
6 Benchmark Loss (PNT/BT)	43.59%	43.59%	43.59%
7.Amazonas Loss (PNT/BT)	89.14%	89.14%	89.14%
8 Comparison probability	95.10%	95.90%	96.70%
9 Goal based on each Benchmark [8 x 6 + (1 – 8) x 7]	45.82%	45.46%	45.09%
Average goal of the Benchmarks [average(9)]		45.46%
3 - Calculation of the Start and Arrival Point after the flexibility analysis
Description	Model C	Model G	Model K
Benchmark Company	CELPA	CELPA	CELPA
11 Benchmark Loss (PNT/BT)	43.59%	43.59%	43.59%
12 Anazonas Loss (PNT/BT) - 3rd Cycle	120.61%	120.61%	120.61%
13 Comparison probability	95.10%	95.90%	96.70%
14 Goal based on each Benchmark [13 x 11 + (1 – 13) x 12]	47.36%	46.75%	46.13%
15 Average goal of the Benchmarks [average(14)]		46.75%
16 Starting Point (5)		51.15%
17 Goal [= Starting point]		45.46%
Description	Starting point	2023	2024	2025	2026	2027
PNT/BT Path (Starting point to the goal)	51.15%	50.01%	48.87%	47.73%	46.60%	45.46%
Reduction Pace (p.a.)		-1.14%	-1.14%	-1.14%	-1.14%	-1.14%
Reduction limit (p.a.)		-1.14%	-1.14%	-1.14%	-1.14%	-1.14%
PNT/BT Regulatory Reference (verified)	51.15%	50.01%	48.87%	47.73%	46.60%	45.46%
Difference between verified and billed	3.87%	3.87%	3.87%	3.87%	3.87%	3.87%
PNT/BT Regulatory Reference (billed)	47.28%	46.14%	45.00%	43.87%	42.73%	41.59%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

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Table 32 - Forecast Regulatory PNT 2028 to 2032

1 - Calculation of the Starting point before the flexibility analysis
	Non Technical
Description	Losses (% BT)
3rd Cycle Goal (billed)	47.28%
2. Difference between measured and invoiced (median of the 4	3.87%
last years)
3 3rd Cycle Goal (verified) (1+2)	51.15%
4 Historical Average (verified)	60.66%
5. Starting Point (Historic Avg)	51.15%
2 - Calculation of the goal based on the Benchmarks
Description	Model C	Model G	Model K
Benchmanr Company	CELPA	CEMAR	CELPA
6 Benchmark Loss (PNT/BT)	43.59%	21.73%	43.59%
7.Amazonas Loss (PNT/BT)	53.16%	53.16%	53.16%
8 Comparison probability	95.10%	42.20%	96.70%
9 Goal based on each Benchmark [8 x 6 + (1 – 8) x 7]	44.06%	39.90%	43.91%
Average goal of the Benchmarks [average(9)]		42.62%
3 - Calculation of the Start and Arrival Point after the flexibility analysis
Description	Model C	Model G	Model K
Benchmark Company	CELPA	CEMAR	CELPA
11 Benchmark Loss (PNT/BT)	43.59%	21.73%	43.59%
12 Anazonas Loss (PNT/BT) - 3rd Cycle	68.16%	68.16%	68.16%
13 Comparison probability	95.10%	42.20%	96.70%
14 Goal based on each Benchmark [13 x 11 + (1 – 13) x 12]	44.79%	48.57%	44.40%
15 Average goal of the Benchmarks [average(14)]		45.92%
16 Starting Point (5)		51.15%
17 Goal [= Starting point]		42.62%
Description	Starting point	2028	2029	2030	2031	2032
PNT/BT Path (Starting point to the goal)	51.15%	49.44%	47.74%	46.03%	44.33%	42.62%
Reduction Pace (p.a.)		-1.71%	-1.71%	-1.71%	-1.71%	-1.71%
Reduction limit (p.a.)		-1.71%	-1.71%	-1.71%	-1.71%	-1.71%
PNT/BT Regulatory Reference (verified)	51.15%	49.44%	47.74%	46.03%	44.33%	42.62%
Difference between verified and billed	3.87%	3.87%	3.87%	3.87%	3.87%	3.87%
PNT/BT Regulatory Reference (billed)	47.28%	45.57%	43.87%	42.16%	40.46%	38.75%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

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Table 33 - Forecast Regulatory PNT 2033 to 2037

1 - Calculation of the Starting point before the flexibility analysis
	Non Technical
Description	Losses (% BT)
3rd Cycle Goal (billed)	38.75%
2. Difference between measured and invoiced (median of the 4	3.87%
last years)
3 3rd Cycle Goal (verified) (1+2)	42.62%
4 Historical Average (verified)	41.76%
5. Starting Point (Historic Avg)	41.76%
2 - Calculation of the goal based on the Benchmarks
Description	Model C	Model G	Model K
Benchmanr Company	CELPE	CEMAR	CELPE
6 Benchmark Loss (PNT/BT)	20.35%	21.73%	20.35%
7.Amazonas Loss (PNT/BT)	40.35%	40.35%	40.35%
8 Comparison probability	14.60%	42.20%	18.90%
9 Goal based on each Benchmark [8 x 6 + (1 – 8) x 7]	37.43%	32.50%	36.57%
Average goal of the Benchmarks [average(9)]		35.50%
3 - Calculation of the Start and Arrival Point after the flexibility analysis
Description	Model C	Model G	Model K
Benchmark Company	CELPE	CEMAR	CELPE
11 Benchmark Loss (PNT/BT)	20.35%	21.73%	20.35%
12 Anazonas Loss (PNT/BT) - 3rd Cycle	43.16%	43.16%	43.16%
13 Comparison probability	14.60%	42.20%	18.90%
14 Goal based on each Benchmark [13 x 11 + (1 – 13) x 12]	39.83%	34.12%	38.85%
15 Average goal of the Benchmarks [average(14)]		37.60%
16 Starting Point (5)		41.76%
17 Goal [= Starting point]		35.50%
Description	Starting point	2033	2034	2035	2036	2037
PNT/BT Path (Starting point to the goal)	41.76%	40.50%	39.25%	38.00%	36.75%	35.50%
Reduction Pace (p.a.)		-1.25%	-1.25%	-1.25%	-1.25%	-1.25%
Reduction limit (p.a.)		-1.25%	-1.25%	-1.25%	-1.25%	-1.25%
PNT/BT Regulatory Reference (verified)	41.76%	40.50%	39.25%	38.00%	36.75%	35.50%
Difference between verified and billed	3.87%	3.87%	3.87%	3.87%	3.87%	3.87%
PNT/BT Regulatory Reference (billed)	37.89%	36.64%	35.39%	34.14%	32.89%	31.63%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

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Table 34 – Forecast Regulatory PNT 2038 to 2042

1 - Calculation of the Starting point before the flexibility analysis
	Non Technical
Description	Losses (% BT)
3rd Cycle Goal (billed)	31.63%
2. Difference between measured and invoiced (median of the 4
last years)	3.87%
3 3rd Cycle Goal (verified) (1+2)	35.50%
4 Historical Average (verified)	37.09%
5. Starting Point (Historic Avg)	35.50%
2 - Calculation of the goal based on the Benchmarks
Description	Model C	Model G	Model K
Benchmanr Company	CELPE	CEMAR	CELPE
6 Benchmark Loss (PNT/BT)	20.35%	21.73%	20.35%
7.Amazonas Loss (PNT/BT)	35.69%	35.69%	35.69%
8 Comparison probability	14.60%	42.20%	18.90%
9 Goal based on each Benchmark [8 x 6 + (1 – 8) x 7]	33.45%	29.80%	32.79%
Average goal of the Benchmarks [average(9)]		32.01%
3 - Calculation of the Start and Arrival Point after the flexibility analysis
Description	Model C	Model G	Model K
Benchmark Company	CELPE	CEMAR	CELPE
11 Benchmark Loss (PNT/BT)	20.35%	21.73%	20.35%
12 Anazonas Loss (PNT/BT) - 3rd Cycle	38.49%	38.49%	38.49%
13 Comparison probability	14.60%	42.20%	18.90%
14 Goal based on each Benchmark [13 x 11 + (1 – 13) x 12]	35.84%	31.42%	35.06%
15 Average goal of the Benchmarks [average(14)]		34.10%
16 Starting Point (5)		35.50%
17 Goal [= Starting point]		32.01%
Description	Starting point	2038	2039	2040	2041	2042
PNT/BT Path (Starting point to the goal)	35.50%	34.80%	34.10%	33.41%	32.71%	32.01%
Reduction Pace (p.a.)		-0.70%	-0.70%	-0.70%	-0.70%	-0.70%
Reduction limit (p.a.)		-0.70%	-0.70%	-0.70%	-0.70%	-0.70%
PNT/BT Regulatory Reference (verified)	35.50%	34.80%	34.10%	33.41%	32.71%	32.01%
Difference between verified and billed	3.87%	3.87%	3.87%	3.87%	3.87%	3.87%
PNT/BT Regulatory Reference (billed)	31.63%	30.94%	30.24%	29.54%	28.84%	28.14%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

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Table 35 – Forecast Regulatory PNT 2043 to 2047

1 - Calculation of the Starting point before the flexibility analysis
	Non Technical
Description	Losses (% BT)
3rd Cycle Goal (billed)	28.14%
2. Difference between measured and invoiced (median of the 4	3.87%
last years)
3 3rd Cycle Goal (verified) (1+2)	32.01%
4 Historical Average (verified)	32.42%
5. Starting Point (Historic Avg)	32.01%
2 - Calculation of the goal based on the Benchmarks
Description	Model C	Model G	Model K
Benchmanr Company	CELPE	CEMAR	CELPE
6 Benchmark Loss (PNT/BT)	20.35%	21.73%	20.35%
7.Amazonas Loss (PNT/BT)	31.02%	31.02%	31.02%
8 Comparison probability	14.60%	42.20%	18.90%
9 Goal based on each Benchmark [8 x 6 + (1 – 8) x 7]	29.46%	27.10%	29.00%
Average goal of the Benchmarks [average(9)]		28.52%
3 - Calculation of the Start and Arrival Point after the flexibility analysis
Description	Model C	Model G	Model K
Benchmark Company	CELPE	CEMAR	CELPE
11 Benchmark Loss (PNT/BT)	20.35%	21.73%	20.35%
12 Anazonas Loss (PNT/BT) - 3rd Cycle	33.82%	33.82%	33.82%
13 Comparison probability	14.60%	42.20%	18.90%
14 Goal based on each Benchmark [13 x 11 + (1 – 13) x 12]	31.85%	28.72%	31.27%
15 Average goal of the Benchmarks [average(14)]		30.61%
16 Starting Point (5)		32.01%
17 Goal [= Starting point]		28.52%
Description	Starting point	2043	2044	2045	2046	2047
PNT/BT Path (Starting point to the goal)	32.01%	31.31%	30.61%	29.92%	29.22%	28.52%
Reduction Pace (p.a.)		-0.70%	-0.70%	-0.70%	-0.70%	-0.70%
Reduction limit (p.a.)		-0.70%	-0.70%	-0.70%	-0.70%	-0.70%
PNT/BT Regulatory Reference (verified)	32.01%	31.31%	30.61%	29.92%	29.22%	28.52%
Difference between verified and billed	3.87%	3.87%	3.87%	3.87%	3.87%	3.87%
PNT/BT Regulatory Reference (billed)	28.14%	27.45%	26.75%	26.05%	25.35%	24.65%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

     In addition, according to the instructions in TN No. 351/2017, percentage that makes the verified loss of the company close to the regulatory levels in the first five years of the contract was applied in the economic-financial model for establishment of the company value in the privatization process. The companies Amazonas and Boa Vista do not fit these transitory provisions, considering that they have been benefited by Approval Resolution No. 2.184/2016.

4.2.7. Default

     The methodology for calculation of Non-Recoverable Revenues for 4CRTP is presented in TN No. 107/2015 and has been kept partially after the discussions in AP No. 58/2016. In addition to being included in Portion A of the Required Revenues, the main methodological change refers to the exclusive use of the regulatory percentage of non-recoverable revenues – in its previous version, part of the non-recoverable revenues was calculated based on the percentage of non-recoverable revenues observed in the concessionaire. In addition, as of the review of 4CRTP, the non-recoverable revenues will also be calculated on the additional priority revenues.

The calculation of the percentage of regulatory non-recoverable revenues is based on a “mobile median” model, which considers aging period of 49 to 60 months. The aging period

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refers to the point of stabilization of the non-invoiced revenues curve. That is, in the case in question, between 49 and 60 months, the percentage of non-recovered revenues remains stable.

The regulatory percentage of non-recoverable revenues of each company is calculated from the average of a group of companies, formed by up to 10 concessionaires situated above and below in the complexity *ranking*, which involves a combination of variables related to the social-economic and environmental conditions of the concession area.

The companies in the upper or the lower part of the *ranking* are compared to a smaller number of companies. For example, the fourth company in the complexity *ranking* is compared to the three above and the ten below it. A company, which is the 11th place, will be compared to the 10 above and the 10 companies below it.

Once we adopted that the company will undergo the revision of 4CRTP in 2023 as assumption, the processes of tariff adjustment from 2017 to 2022 do not include the priority revenues, according to the methodology presented in PRORET 2.2A.

$$V_{RI} = \frac{RR + Financial}{(1 - ICMS - PIS - COFINS)} \times \left\{ \sum_{C} (\rho_C \times RI_C) \right\}$$

Where:

RR: required revenues, not including the values corresponding to the non-recoverable revenues;
Financial: financial components of the distribution tariffs;
ρc: participation of consumption class C in the total revenues verified in the test year;
RIc: percentage of regulatory non-recoverable revenues, related to class C, according to the tables in PRORET Sub-module 2.2A (tables 2 and 3).

As of the tariff review in 2023, the formula will include the priority revenues in the calculation base.

$$V_{RI} = \frac{RR + Flags + Financial}{(1 - ICMS - PIS - COFINS)} \times \left\{ \sum_{C} (\rho_C \times RI_C) \right\}$$

Where:

RR: required revenues, not including the values corresponding to the non-recoverable revenues;
Flags: tariff priority revenues invoiced in the last 12 months;
Financial: financial components of the distribution tariffs;

ρc: participation of consumption class C in the total revenues verified in the test year;

RIc: percentage of regulatory non-recoverable revenues, related to class C, according to the tables in PRORET Sub-module 2.2A (tables 2 and 3).

     Most components of the equations above will be presented in sections, where Portion B and the results from the tariff transactions are discussed. For ICMS and PIS/Cofins rates, the values used in the tariff adjustment process from 2016are adopted. For AmE, the values are 13.69% for ICMS and 0% for PIS/Cofins. These rates are kept constant over the period of analysis.

     The percentage of regulatory non-recoverable revenues is obtained using the methodology in TN No. 107/2015 and presented in sub-module 2.2A of PRORET, and are also kept constant over the period of analysis: 1.88% for residential; 1.50% for industrial; 0.98% for commercial; 1.98% for rural; 0.28% for public authority; 0.05% for public lighting; 0.08% for public services.

     In addition to the regulatory calculation, the values of the observed default to be used in the calculation of the cash flow have also been estimated. The average revenues not invoiced in the period from 49 to 60 months until the end of 2016 were adopted as starting point, as informed by the distributor. The values obtained and applied in the calculation for 2017 were: 2.95% for residential; 5.88% for industrial; 2.92% for commercial; 6.21% for rural; 2.,95% for public authority; 1.74% for public lighting; 0.78% for public services. It was assumed that these values will be converted into the regulatory percentage within 10 years.

4.3. Methodology for definition of Portion B

     The definitions used to calculate Portion B are presented in Official Document No. 113/2017-DR/ANEEL with the draft concession contract - as well as the definitions for Portion A and tariff transactions. In addition to some particularities, the definitions follow the methodologies presented in versions “A” of PRORET, as presented hereunder. It shall be noted that the elements discussed hereunder are regulatory and refer to the concession of public service.

     The calculation of the value of Portion B is different between the processes of tariff review and adjustment. In the tariff adjustment process, the methodology from sub-module 3.1A of PRORET is followed.

     First, the Value of Portion B in the test year (12 months prior to the tariff adjustment) –also called VPB0 component -, is calculated as the quotient of the division of the Value of Portion B from the reference market (both from the previous tariff process) multiplied by the value from the reference market of the current process.

     Then, VPB0 is adjusted to recompose the elements, which are excluded from the previous process: Other Revenues, Demand Surplus and Reactive Excess. In the first tariff adjustment of the analyzed concessionaires (2017), an adjustment factor calculated by ANEEL according to Public Hearing No. 58/2016 (DR1 Factor) is used. For the other years, the so-called Pbi-1 Factor is estimated annually based on the data from the previous tariff process (t-1).

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After this adjustment, VPB0 is updated by IPCA and adjusted by the X Factor. Finally, Other Regulatory Revenues (OR)[25] and revenues from com Demand Surplus (UD) and Reactive Excess (ER)[26], are excluded. The following formula summarizes the exposed above.

Equation 14 – Calculation of Portion B in adjustment processes

$$VPB1 = VPB0 \times AdjustmentFactor \times (IPCA - X) - OR - UD - ER$$

$$AdjustmentFactor = \frac{VPB1_{t-1} + OR, UD, ER_{t-1}}{VPB1_{t-1}}$$

In addition, in the first tariff process (2017), the value of the ONS charge is added to Portion B.

In the tariff review processes, Portion B is calculated according to the following equation. All components of the equation will be discussed along this report in specific sections.

Equation 15 – Calculation of Portion B in review processes

$$VPB = (CAOM + CAA) \times (1 - P_m - MIQ) - OR - UD, ER$$

Where:

CAOM: Regulatory Operational Costs;
CAA: Annual Cost of Assets;
Pm: equivalent to component Pd of Factor X;
MIQ: equivalent to component Q of Factor X;
OR: other regulatory revenues;
UD, ER: revenues from Demand Surplus and Reactive Excess.

4.3.1. Regulatory WACC

Regulatory WACC is calculated according to the ANEEL norm, and its formula is described below:

$$WACC = \frac{[Kd\ x\ A + Ke\ x\ (1 - A)]}{(1 - T)}$$

[25] It can be noted that it is about percentage of regulatory share of the Other Revenues, which varies according to the nature of the revenues (for the bigger part of them, it is 60).
[26] Such revenues are net from taxes, of the regulatory percentage of 3.5 of the revenues, related to demand surplus in the transmission grid, and the irrecoverable revenues, applying the regulatory percentage associated with the industrial consumption class.

Where:

WACC = Weighted average capital rate, after taxes.

Kd = Third parties´ capital cost;

Ke = Cost of equity;

A = Average leverage of the companies from the sector; and

T = Income Tax Rate.

$$Kd = \left[\frac{(1 + (Rf + CR + RC)\ x\ (1 - T))}{(1 + \boldsymbol{r_{USD}})}\right] - 1$$

Where:

Kd = Third parties´ capital cost;

Rf = *Risk Free* Rate: T-Bond 10Y – average from the last 30 years;

CR= *Country Risk*: average from the last 15 years of the JP Morgan index EMBI

RC = Credit risk of the comparable Brazilian companies from the sector;

T = Income Tax Rate (34);

rUSD = USA inflation rate: Average of the North-American inflation rate of CPI - US Congressional Budget from the last 15 years;

The cost of equity was estimated using the following formula:

$$Ke = \left[\frac{(1 + Rf + CR + \beta\ x\ PRM)}{(1 +\ r_{USD})}\right] - 1$$

Where:

Ke = *Cost of equity*;

Rf = *Risk Free* Rate: T-Bond 10Y – average from the last 30 years;

CR= Country Risk: average from the last 15 years of the JP Morgan index EMBI

β = Beta of comparable North-American companies decreased by the average leverage structure in the USA and increased by the leverage structure of Brazilian companies from the sector

PRM = Market Risk Premium: Difference between the average historical return of SP500 in the last 30 years and *Risk Free*

rUSD = USA inflation rate: Average of the North-American inflation rate from the last 15 years;

The ANEEL calculation in force is presented below:

Parameters:	Base Date
Rf	5.64%
CR	2.62%
Beta	0.70
PMR	7.56%
rUSD	2.41%
Ke	**10.90%**
A	48.76%
RC	3.37%
T	34.00%
Kd	**5.14%**
Regulatory WACC (Pre-Tax)	**12.26%**
Regulatory WACC (Post-Tax)	**8.09%**

For the regulatory WACC forecast, update of the historical series from January 2018 using the ANEEL calculation methodology in force (base 2015) was considered. Once there is forecast for review of the methodology in 2021, a factor which causes significant uncertainty, we assumed that the rate calculated for January 2018 will remain the same along the forecast period.

We present the parameters of the adjusted regulatory WACC in January 2018 below:

Parameters:	2018
Rf	4.89%
CR	2.53%
Beta	0.70
PMR	6.90%
rUSD	2.11%
Ke	**9.95%**
A	48.76%
RC	3.37%
T	34.00%
Kd	**4.90%**
Regulatory WACC (Pre-Tax)	**11.34%**
Regulatory WACC (Post-Tax)	**7.49%**

- Risk free: Update and forecast of *Risk Free* based on the average from the last 5 years of the 10-year T-bond (Source: Bloomberg)

- CR= *Country Risk*: update based on JP Morgan index EMBI - *Emerging Market Bond Index from the last* 5 years (source: Bloomberg);

· r usd= USA inflation rate: Average of the 10-year forecast of the North-American inflation rate on Base-Date 03/31/2017 (source: US Congressional Budget Office);

     RC = Credit risk: Average historical spread of the Credit risk compared to SELIC applied on the SELIC forecast along the forecast (source: Bacen)

4.3.2. Operational costs and Factor Xt

     The Efficient Operational Costs are one of the main components to estimate the Value of Portion B in the Tariff Review processes (CAOM component in the formula for VPB calculation). The methodology used to calculate the efficient operational costs is presented in Official Document No. 113/2017-DR/ANEEL, clause six, and in general, follows the exposed in submodule 2.2A of PRORET. Some particularities of the Official Document are described along the methodology.

     Under regulatory point of view, such costs refer to the figures for Personnel, Material, Outsourced Services, Other Operational costs, Taxes and Insurance related to the Electric Power Distribution and Sale activity (PMSO). According to specifications in TN No. 66/2015, PMSO shall be adjusted in some points, particularly for Personnel and Other costs. In the Personnel data, the values of actuarial deficits and surpluses and the retirement and/or voluntary dismissal programs are excluded, while in Others, only the following are considered: indemnities for loss and damage, proper power consumption, expenses for trainees and job initiation program, expenses for consumer advising, expenses for internal communication and reprography, collection fee, bank fees and judicial labor sentences. Such adjustments are applied by ANEEL for tariff reviews and were considered to compose the PMSO data to be forecasted within this analysis.

     The approach used by ANEEL for the calculation of the efficient operational costs in the periodic tariff review seeks defining the efficient cost level for the performance of the processes, according to the conditions provided in the concession contracts and the regulation, assuring adequate service provision and that the assets will keep their service capacity unchanged throughout their service life. In the definition of the efficient operational costs, the costs of the distributors, the efficient cost level and the characteristics of the concession area will be observed.

     ANEEL uses the non-parametric model called DEA (Data Envelopment Analysis), whose purpose is to define a production/variable cost boarder as a way to identify the level of efficiency of the companies. The model considers PMSO, with the adjustments mentioned above, as production input. The values are also adjusted by salary indexes, for companies, which work in regions where labor cost is cheaper, not to have competitive advantage, and thus, masking their efficiency score.

     The products considered in 4CRTP were: Grid (underground grid, air-borne distribution grid and high voltage grid), consumers, average market (weighted by voltage level), NonTechnical Losses and quality (interrupted consumer hour). Using a sample of 61 companies for the period from 2011 to 2013, ANEEL obtained the efficiency scores in the DEA model as presented in Table 36.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	109

Table 36 – Operational Costs Efficiency Parameters in 4CRTP

DISTRIBUIDORA	EFICIÊNCIA	DISTRIBUIDORA	EFICIÊNCIA
JAGUARI	100%	BRAGANTINA	69%
CSPE	100%	CELG	69%
CELTINS	100%	CEMIG	69%
RGE	100%	CHESP	68%
COELCE	100%	NACIONAL	68%
PIRATININGA	100%	CFLO	67%
NOVA PALMA	100%	ENERSUL	67%
MUXFELDT	100%	SULGIPE	66%
COELBA	96%	COPEL	64%
CPFL PAULISTA	95%	COOPERALIANÇA	63%
ELEKTRO	94%	CELESC	62%
ELETROPAULO	93%	ESE	60%
COSERN	92%	CEPISA	59%
MOCOCA	91%	DEMEI	58%
CPEE	88%	COCEL	57%
CEMAR	87%	CELPA	56%
CELPE	86%	IGUAÇU	56%
EMG	83%	CEB	53%
AES SUL	83%	ENF	53%
BANDEIRANTE	82%	HIDROPAN	52%
EPB	82%	ELETROACRE	52%
SANTA MARIA	81%	ELETROCAR	52%
JOAO CESA	80%	CERON	51%
LIGHT	78%	URUSSANGA	45%
SANTA CRUZ	77%	CEAL	44%
CEMAT	77%	FORCEL	43%
CAIUA	74%	DME-PC	42%
EBO	73%	CEEE	42%
ESCELSA	72%	AME	31%
AMPLA	70%	BOA VISTA	23%
EDEVP	70%		

Source: sub-module 2.2A of PRORET, ANEEL.

Using the *bootstrap*[27] method, ANEEL made a sensitivity analysis of the efficiency scores and generated the confidence intervals for the concessionaires, as it can be observed in Table 37.

[27] The main idea of the method consists in generating random sub-samples from a sample of verified observations and thus, expanding the observation database. From this resampling, it is possible to derive estimations of parameters of the population, which has given raise of the original sample.

Table 37 – Confidence intervals of the efficiency estimations

DISTRIBUTOR	Lower Limit	Center	Upper Limit
JAGUARI	94%	100%	100%
CSPE	94%	100%	100%
CELTINS	96%	100%	100%
RGE	95%	100%	100%
COELCE	94%	100%	100%
PIRATININGA	94%	100%	100%
NOVA PALMA	92%	100%	100%
MUXFELDT	86%	100%	100%
COELBA	88%	96%	100%
CPFL PAULISTA	90%	95%	99%
ELEKTRO	88%	94%	97%
ELETROPAULO	88%	93%	99%
COSERN	85%	92%	100%
MOCOCA	85%	91%	96%
CPEE	82%	88%	94%
CEMAR	81%	87%	94%
CELPE	77%	86%	90%
EMG	78%	83%	90%
AES SUL	78%	83%	89%
BANDEIRANTE	77%	82%	85%
EPB	76%	82%	86%
SANTA MARIA	77%	81%	85%
JOAO CESA	63%	80%	87%
LIGHT	74%	78%	83%
SANTA CRUZ	72%	77%	82%
CEMAT	72%	77%	85%
CAIUA	70%	74%	76%
EBO	68%	73%	79%
ESCELSA	68%	72%	76%
AMPLA	64%	70%	72%
EDEVP	66%	70%	73%
BRAGANTINA	65%	69%	71%
CELG	65%	69%	74%
CEMIG	65%	69%	73%
CHESP	64%	68%	76%
NACIONAL	64%	68%	70%
CFLO	63%	67%	70%
ENERSUL	63%	67%	70%
SULGIPE	62%	66%	70%
COPEL	60%	64%	68%
COOPERALIANÇA	59%	63%	68%
CELESC	58%	62%	65%
ESE	55%	60%	63%
CEPISA	55%	59%	62%
DEMEI	53%	58%	61%
COCEL	53%	57%	60%
CELPA	52%	56%	58%
IGUAÇU	52%	56%	60%
CEB	50%	53%	56%
ENF	50%	53%	56%
HIDROPAN	46%	52%	57%
ELETROACRE	49%	52%	55%
ELETROCAR	48%	52%	55%
CERON	47%	51%	54%
URUSSANGA	38%	45%	50%
CEAL	39%	44%	45%
FORCEL	35%	43%	49%
DME-PC	39%	42%	44%
CEEE	40%	42%	44%
AME	29%	31%	34%
BOA VISTA	22%	23%	24%

Source: sub-module 2.2A of PRORET, ANEEL.

In a simplified way, the identification of the efficient cost level is obtained by comparing the distributors by means of a *benchmarking* method, which considers each concessionaire´s attributes. By using these conditioning items, a target is set for efficient operational costs to be achieved along the tariff cycle.

At the time of tariff review, the regulatory target is compared to the coverage of the operational costs in the concessionaire´s tariff, called operational cost revenues. By using the difference between the regulatory target and the operational cost revenues, a regulatory trajectory will be calculated. Part of the difference will be included at the time of tariff review and the remaining part will be considered to calculate component T of Factor X.

Therefore, the first stage for the calculation of the Efficient operational costs that will compose Portion B is the determination of the Operational cost revenues (tariff coverage for operational costs)[28]. For this purpose, the part of the revenues corresponding to the efficient operational costs in the revenues verified in the test year (12 months prior to the review process), will be determined according to Equation 16.

Equation 16 – Operational Cost Tariff Coverage

$$CO_{At} = \frac{CO_{Rev} - VPB_{Rev}(1-(1-T_{Rev})^{N-1})}{VPB_{Rev}(1-T_{Rev})^{N-1}} \cdot VPB_{At}$$

Where:

COAt: operational cost revenues in the Test Year;

CORev: value of the efficient operational costs approved in the last tariff review, adjusted by the productivity gain component of Factor X (Pd);

VPBRev: value of Portion B in the last tariff review, adjusted by the productivity gain component of Factor X (Pd);

TRev: component T of Factor X defined in the last tariff review;

VPBAt: revenues of Portion B in the Test Year (tariff approved in the last readjustment applied to the market in the Test Year);

N: number of years in the last tariff cycle of the concessionaire (5 years).

The following steps involve the determination of target efficient operational costs by comparison between the operational cost revenues (COAt) and the interval of efficient operational costs for the concessionaire. As general rule, the target will be adjusted to limit the trajectory of regulatory operational costs to maximum variation of 5 p.a.

Equation 17 – Value of the Efficient operational costs

$$CO_{ef} = min(max(CO_{At}; LI) \, ; LS)$$

Where:

CO_{ef}: value of the efficient regulatory operational costs;

[28] Note that this section presents the normal methodology for determination of Efficient Operational Costs. The particularities brought by the draft contract will be discussed in the results from the calculation hereunder.

LI: lower limit of the efficient regulatory operational costs;

LS: upper limit of the efficient regulatory operational costs.

Equation 18 – Annual Variation of the Regulatory Operational Costs

$$\Delta CO = min\left(\left|\sqrt[N]{\frac{CO_{ef}}{CO_{At}}} - 1\right|; 5\%\right)$$

Equation 19 – Target of Efficient operational costs

$$CO_{goal} = CO_{At}(1 \pm \Delta CO)^N$$

N: number of years in the last tariff cycle of the concessionaire (4 years in 2019 and 2023; 5 years for the rest).

For cases, when the ration between the cost defined by Equation 19 () and the operational costs observed (PMSO considering the regulatory adjustments mentioned above) is higher than 120 , the operational cost target will be adjusted according to the following expression.

Equation 20 – Target of shared Efficient operational costs

$$CO'_{goal} = \frac{1{,}2 \cdot OPEX_{avg} + CO_{goal}}{2}$$

For the calculation of *PEX*, the average value of the operational costs observed in the two consecutive years closest to the tariff review will be considered, financially updated by IPCA until the date of the tariff review. These operational costs correspond to PMSO with the adjustments indicated in TN No. 66/2015.

To estimate the tariff transactions in the analyzed period, it was necessary to estimate a real trajectory of PMSO for the company. With this purpose, each analyzed concessionaire was compared to a group of similar companies, by means of clustering analysis. To build the *clusters* of companies, a set of variables, which presented relevant aspects for the was considered operational costs, was considered: market (MWh); consumer density (number of consumers per area); level of complexity (identifying social-economic particularities of the concession area), number of isolated systems and vegetation. It was decided not to include variables related to the grid, once there was high correlation between the grid and the variables already included in the analysis.

Once the variables, which will be used to determine the clusters, were established, it was necessary to standardize such variables to eliminate distortion caused by different measuring units, using the *Score-Z* method, presented in Equation 21.

Equation 21 – Standardization of variables

$$Z = \frac{X - \mu}{\sigma}$$

Where:

Z: standardized variable;

X: original variable to be standardized;

μ: mean of the data series;

σ: standard deviation of the data series.

With the variables standardized, it is possible to calculate Euclidean distances between the companies – i.e., the average distance between an analyzed concessionaire and the others, considering all variables that compose the determination of the *cluster* (in this case, market, consumer density, index of complexity, number of isolated systems and vegetation). The market and consumer data were updated with information for 2016 from SAMP (System for Market Data Follow-up for Economic Regulation) of ANEEL. For the index of social-economic complexity and vegetation, the most recent data from the ANEEL efficiency calculation worksheet of 4CRTP (2013) was used. The area necessary for the calculation of the consumer density was also obtained in the efficiency calculation worksheet in 4CRTP of ANEEL. The information was available for a group of 61 companies. The companies were also prior separated by size (number of consumers) and number of isolated systems in the concession area.

Equation 22 – Euclidean Distance

$$D_{ij} = \sqrt{\sum_{v=1}^{p} (Z_{iv} - Z_{jv})^2}$$

Where:

v: selected variable (v = 1, 2, 3, ..., p);

Z: standardized value of the variable of companies i and j.

Finally, to determine which companies shall compose the *cluster*, an analysis of the distance heterogeneity for given company is made, dividing each calculated distance by the maximum distance calculated for that company. Graph 13 is obtained as example.

Graph 13 – Example of heterogeneity curve

100%
80%
60%
40%
20%
0%
CSPE
ELETROACRE
COSERN
BRAGANTINA
DME-PC
COPEL
SULGIPE
CEMAT
SANTA MARIA
CELESC
ELEKTRO
CEMIG
CEMAR
ENE. BORBOREMA
CEB
CELPA
BOA VISTA
COELCE
CPFL PAULISTA
NACIONAL
AME
CELTINS
COELBA
CAIUA
RGE
AES SUL
CEAL
CERON
ENE. PARAIBA
VALE PARANAPANEMA
LIGHT
CEEE
BANDEIRANTE
CELPE
ELETROPAULO
CELG
AMPLA
ENE. SERGIPE
ENE. NOVA FRIBURGO
ENE. MINAS GERAIS
PIRATININGA
SANTA CRUZ
ENERSUL

Source: Own Elaboration

Graph 13 shows that companies close to the origin (0) are more comparable to the analyzed concessionaire, while heterogeneity increases a lot, when considering the companies situated to the left, at longer distance from the origin. From the analysis of heterogeneity curves as these ones, clusters containing 8 companies closer to each designated company, were selected.

Table 38 – Cluster Composition

Amazonas Energia	CERON	Boa Vista	Eletroacre	CEAL	CEPISA
Nacional	Ene. Minas Gerais	Sulgipe	Escelsa	Vale Paranapanema	Escelsa
RGE	CELESC	CEB	DME	Ampla	CPFL Sul Paulista
AES Sul	CELPA	Bragantina	CEPISA*	COELCE	Eletroacre*
Caiuá	COELBA	Ene. Nova Friburgo	COSERN	CEEE	COSERN
Celtins	Santa Cruz	CERON	CELESC	CELG	Bragantina
Ene. Paraiba	CEB	CPFL Piratininga	Bragantina	Celtins	DME
Light	Amazonas Energia*	CEMAT	COPEL	CELPE	COPEL
CEEE	Ene. Borborema	COELBA	CPFL Sul Paulista	Bandeirante	Sulgipe

* The companies were excluded from the sample of the cluster that subsidies the operational cost analysis as these are designated companies.
Source: Own Elaboration

Once the *cluster* is built, the following step consists in estimating the PMSO trajectory of each analyzed concessionaire. The following methodology was adopted:

I. An efficiency indicator was estimated for each company from the *cluster*. This indicator was based on the efficiency calculation methodology of 4CRTP, which compares the operational costs at a product weighted average. The weights are obtained by applying the non-parametric method DEA, as used in 4CRTP and whose calculation methodology is described in TN No. 66/2015. The formula for the calculation of the efficiency indicator is presented below. The products selected to compose the efficiency analysis are similar to those in 4CRTP, with some simplifications, namely: market[29], number of consumers, extension of the grid[30], adjusted non-technical losses (difference in relation to the target in MWh) and CHI (interrupted consumer hour, based on the difference between the verified DEC and DEC V8). The indicator was calculated based on the information from the efficiency calculation in 4CRTP, considering the period from 2011 to 2013.

Equation 23 – Efficiency Indicator

$$\frac{Regulatory\ PMSO\ observed}{\frac{\mathbf{1}}{\boldsymbol{u}}(\sum \boldsymbol{v}_j \boldsymbol{y}_j + \boldsymbol{\varphi})}$$

Where:

u = weight attributed to PMSO of the analyzed company in 4CRTP;

yj = value of product j of the analyzed company;

vj = weight attributed to product j of the analyzed company in 4CRTP;

ϕ = scale factor of the analyzed company attributed in 4CRTP.

II. Once the indicator is calculated for each company from the *cluster*, the following forecast rule was determined for efficiency of the analyzed company:

(i) Maintenance of the level of efficiency from 2016 (last data observed for the analyzed concessionaires) in 2017 and 2018;

(ii) Convergence to the average level of efficiency of the cluster (measured in 2013), considering convergence speed equal to that of the company with the highest gain in efficiency in the cluster in the considered period;

(iii) Once the efficiency median is achieved, the company will converge to average efficiency of the companies from the first quartile of efficiency in the group until the end of the concession.

(iv) The distance of the verified and the regulatory operational costs at the beginning of the evaluation period was also considered for the definition of the assumptions for efficiency gains of each designed distributor. On one

[29] The 4CRTP methodology uses a weighted average of the markets by voltage level. For simplification, the total market was used, with no breakdown.

[30] Likewise, for simplification, the total grid was used, with no breakdown in airborne HV, airborne and underground.

hand, companies with considerable gaps between the regulatory and the verified operational cost may reduce their degree of inefficiency at initial rate higher than that of companies, which are already close to the regulatory efficiency standard. This effect is pursuant to the fact that the lower the identified degree of inefficiency, the more the return from adjustments of processes/activities/structures decreases. On the other hand, companies with costs close to the regulatory level of efficiency will take less time to achieve this level than those, which are far from this efficiency boarder. Distributors far from the regulatory cost levels may take more than one tariff cycle to achieve this level, while those, which are closer, will tend to remain efficient from the regulatory point of view in one tariff cycle.

For AmE, the companies that compose the *cluster* are: RGE, Celtins, AES Sul, EPB, Light, Caiuá, Nacional and CEEE. These companies present variation in the efficiency indicator in the period according to Table 39.

Table 39 – Composition of the *clusters and efficiency* – AmE

	4CRTP Efficiency	Efficiency Indicator 2011	Efficiency Indicator 2013	% (p.a.)
RGE	100%	0.58	0.66	-6.4%
Celtins	100%	0.44	0.51	-8.5%
AES Sul	83%	0.68	0.64	2.9%
EPB	82%	0.73	0.69	3.1%
Light	78%	0.86	0.87	-0.9%
Caiuá	74%	0.86	0.78	4.8%
Nacional	68%	0.99	0.80	10.0%
CEE	42%	1.21	1.67	-17.4%
AmE	**31%**	**2.27**	**1.72**	**13.1%**

Source: Own Elaboration

Note that positive variation in the last column of the table, which compares the efficiency indicator between 2011 and 2013, indicates efficiency gains. The indicator for AmE shows that to offer each product unit (weighted combination of market, grid, consumer, PNT and CHI), the concessionaire needed 2.27 PMSO units in 2011. In 2013, this need was 1.72 PMSO units – i.e., the concessionaire became efficient in the period.

The median of the efficiency indicator of the group was 0.73. The convergence speed for the first period was based on the efficiency gains of the National concessionaire, with annual gains of efficiency at 10.0 .

Thus, the efficiency curve for AmE is presented in Graph 14.

Graph 14 - AmE efficiency curve

Efficiency Indicator
1.60
1.40
1.20
1.00
0.80
0.60
0.40
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Own Elaboration

III. From the efficiency curve and values forecasted for the considered products (whose forecasts are presented in the specific sections), it is possible to determine the estimated value of PMSO for each year using Equation 23. Thus, the values in Table 40 are obtained.

Table 40 – Forecast of Regulatory PMSO of AmE

	Regulatory PMSO (R$ million of 2016)	Var % p.a.
2016	R$ 332	
2017	R$ 350	5.2%
2018	R$ 362	3.5%
2019	R$ 334	-7.7%
2020	R$ 308	-7.7%
2021	R$ 289	-6.3%
2022	R$ 272	-5.9%
Average 2023 - 2027	R$ 256	-0.1%
Average 2028 - 2032	R$ 289	2.1%
Average 2033 - 2037	R$ 309	1.0%
Average 2038 - 2042	R$ 325	1.0%
Average 2043 - 2047	R$ 341	0.9%

Source: Own Elaboration

As mentioned, these values are compared to the target Efficient operational costs, according to Equation 20 (average component OPEX). That is, in the calculation of the efficient operational costs, the cost target will always be compared to the PMSO calculated in the previous table (two-year average, adjusted by IPCA).

Furthermore, it is necessary to estimate some parameters used in the equations above.

Equation 24 – Value of the Efficient operational costs

$$LS = \alpha \cdot \frac{\theta_{sup}}{\theta_{ref}} \cdot Opex$$

$$LI = \alpha \cdot \frac{\theta_{inf}}{\theta_{ref}} \cdot Opex$$

Where:

LI and LS: limits of the regulatory operational costs;

θ_{inf}, θ_{sup}, θ_{ref}: lower, upper and reference limits of the efficiency interval determined for each company in 4CRTP and presented in the annexes to sub-module 2.2A of PRORET;

Opex: verified operational cost of the company used in the efficiency calculation (December 2013);

α: update factor.

Equation 25 – Update Factor

$$Opex_{ef} = \frac{1}{u}\left(\sum_{j=1}^{m} v_j y_j + \varphi\right) \rightarrow \alpha = \frac{Opex_{ef}^{t+1}}{Opex_{ef}^{t}} \cdot \frac{IPCA^{t+1}}{IPCA^{t}}$$

Where:

$Opex_{ef}$: efficient operational cost estimated for concessionaire (note that it is the same formula used to estimate the efficiency indicator discussed above – in this case, simplification of products market and grid was not adopted, keeping the calculation as presented in PRORET[31]);

t+1: base date of the tariff review;

t: base date of the efficiency calculation (Dec/13);

yj: product j of the company;

vj: weight of product j;

u: weight attributed to the consumable;

m: total products;

φ: scale factor of the company;

IPCA: index number of IPCA in the month before t+1 and t.

[31] The simplification adopted above was due to the fact that it was necessary to calculate the efficient indicators for the comparable concessionaires. For the analyzed concessionary, the availability of more information enabled developing complete analysis.

The products used are the following:

· Underground grid; Airborne Distribution grid; High Voltage grid. The methodology for total grid forecast is presented hereunder. The breakdown in underground, airborne and high voltage was kept constant, based on the data from 2016;

· Weighted Market: LV, MV and HV (weights indicated in PRORET 2.2A and forecast as indicated in the specific market section)

· Consumers

· Interrupted consumer hour CHIaj = max ((DECreal -DECV8) . cons;0), where DECreal is the global performed DEC (average from the last 3 years); DECV8 is the reference for the DEC indicator of the concessionaire and cons is he number of consumers

· Non-Technical Losses PNTaj = max((PNTBT - meta) . MBT;0), where PNTBT is the indicator on the low voltage market (average from the last 3 years), target is the regulatory target of Non-Technical Losses on the low voltage market and MBT is the low voltage market in the Test Year

     The total extension of grids of each concessionaire was forecasted according to elasticity calculated for the number of total consumption units in the concession area. To determine this elasticity, panel data of the designated - concessionaires (6 companies) for the period between 2007 and 2016 (10 years) was used. A panel least squares model [14]32 was adopted, whose results are presented in Table 41. Elasticity of 0.76 was applied to the growth rates forecasted for the consumption unit of each concessionaire, obtaining the forecast of the total grids.

[32] The model was estimated using the software E-Views 9. The database used is the same as that considered for the calculation of efficient operational costs.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	120

Table 41 – Grid forecast modeling results

Dependent Variable: LOG(REDE)				
Method: Panel Least Squares				
Sample: 2007-2016				
Periods included: 10				
Cross-sections included: 6				
Total panel (balanced) observations: 60				
Variable	**Coefficient**	**Std. Error**	**t-Statistic**	**Prob.**
LOG(UC)	**0,7609**	0,004999	152,2133	0,0000

R-squared	0,809664	Mean dependent var	9,975033
Adjusted R-squared	0,806383	S.D. dependent var	1,042149
S.E. of regression	0,458566	Akaike info criterion	1,31134
Sum squared resid	12,1964	Schwarz criterion	1,381151
Log likelihood	-37,3402	Hannan-Quinn criter.	1,338647
Durbin-Watson stat	0,031762		

Source: Own Elaboration

Finally, once the efficient operational cost target has been determined, it is enough to calculate the value of operational costs that will compose Portion B and the operational cost trajectory component, component T of factor X, according to the following equations.

Equation 26 – Operational Cost in Tariff review

$$CO_p = CO_{At} + \frac{(CO_{goal} - CO_{At})}{N}$$

Equation 27 – Component T of Factor X

$$T_p = \left(1 - \sqrt[N-1]{\frac{CO_{goal}}{CO_p}}\right) \cdot \frac{CO_p}{VPB_p}$$

Where:

COp: regulatory efficient operational costs to be considered in the tariff review;

Tp: trajectory component of the operational costs of factor X for the tariff review;

VPBp: value of Portion B of the tariff review;

N: number of years in the regulatory cycle, it will be equal to 4 in 2019 and 5 in all further reviews.

For AmE, the estimated results for Efficient Operational Costs and component T of Factor X are presented in Table 42.

Table 42 – Operational Costs and Component T of AmE

Year	Operating Costs (R$ '000) Current	T Factor
2023	385,806	-1.26%
2028	586,772	-0.48%
2033	789,160	-0.92%
2038	1,086,519	-0.75%
2043	1,446,370	-0.72%

Source: Own Elaboration

4.3.3. Factor Xpd and Xq

The purpose of Factor X is primordial to assure that the balance set in the tariff review between revenues and efficient expenses is kept in the subsequent tariff changes. This is done by means of transfer of the potential productivity gains of the electric power distribution segment to the consumers. The approach adopted by ANEEL aggregates a mechanism to incentive improvement in technical and commercial quality of the services provided to the consumer to Factor X. A component, which seeks establishing the gradual transition of the operational costs of the concessionaire towards its efficient costs, is also included.

Thus, Factor X is composed by the sum of three components and their methodologies are presented in sub-module 2.5A of PRORET:

- Component Pd: consists in productivity gains of the electric power distributors in the analyzed historical period, adjusted by the market variation observed and the consumption units, because these are factors, which affect the distributors´ productivity gains;
- Component Q: results from the quality of the technical and commercial services provided by each distributor to their consumers. This component is entered in the context of the Incentive Mechanism - MI, which involves other actions of the Agency. In its calculation, the variation of seven indicators and the compliance with the quality standards set by ANEEL are taken into consideration
- Component T: adjusts, along a defined period, the observed operational costs of each concessionaire to the efficient operational cost. The methodology for the application of component T was described in the previous section.

The first component, Pd, is calculated by means of an equation, which aggregates the median of the productivity of the distribution segment (PTF), the medium growth of the invoiced market and the variation of the number of consumption units of the concessionaire, according to Equation 28.

Equation 28 – Component Pd of Factor X

$$Pd = PTF + 0{,}14 \times (\Delta MWh - \overline{\Delta MWh}) - 0{,}04 \times (\Delta UC - \overline{\Delta UC})$$

Where:

PTF: Average productivity of the distribution segment, 1.53 p.a.;

ΔMWh: Annual variation of the concessionaire´s market, between the tariff process in progress and the previous tariff process;

$\overline{\Delta MWh}$: Average historical annual variation of the distributors market, 4.65 p.a.;

ΔUC: Annual variation of the number of consumption units, between concessionaire´s market, between the;

$\overline{\Delta UC}$: Average historical annual variation of the number of consumption units, 3.39 p.a.

As it can be observed in the equation above, productivity is composed of two parts, as specified in Technical Note No. 67/2015. The first is Total Factor Productivity Total (PTF) observed in the electric power distribution segment. PTF is obtained by ANEEL using the Tornqvist index methodology, calculated by the median of the geometrical means of the productivity rates of all concessionaires in the period from 2005 to 2012. Productivity was calculated by the relation between market by voltage level and the total cost (operational and capital).

The second part of the equation is based on a multivariate regression for the same period, which has evaluated the impact of two components: (i) the difference between the concessionaire´s market variation and the average market growth; (ii) the difference between the variation of the consumption units and average growth of the consumption units. The values that appear in Equation 28 are the results for the parameters obtained by means of the regression.

It shall be noted that the update of these parameters, considering that there is no methodological change, will require construction of a market and total cost database, including the capital costs (which would include estimation of a base of assets), to include each distribution concessionaire in the country. According to PRORET 2.5A, the productivity calculation parameters will be updated in 2019, to be applied in 2020. As there is no updated database to include estimation of the total cost and the market of all concessionaires, it was considered relevant to keep the format and the parameters of the formula approved for 4CRTP along the whole analyzed period.

For evaluation of the annual variation of the invoiced market – average MWh -, the growth values of the low, medium and high voltage markets are weighted by the share of each voltage range in the formation of Portion B. The weights for each voltage level are fixed and presented in sub-module 2.5A of PRORET. The market and the consumption units used for forecast were presented in a specific section in this Report.

Between 2018 and 2022, component Pd will be kept equal to zero, following the proposal of sub-clause three of the Transitory Provisions of the draft concession contract (Document No.

113/2017). The same will be done for component T, once there is also provision to use verified values observed for operational costs, not justifying the adoption of efficiency trajectory.

Technical Note No. 88/2017-SRM/SGT/SRD/ANEEL, which accompanies Public Inquiry ANEEL No. 32/2017, presents values to be adopted for the designated concessionaires for components Pd and T of Factor X in the adjustment process in 2017.

Component Q of Factor X seeks quantifying not only the technical quality, but the commercial performance of the concessionaire as well. The technical aspects are measured by DEC and FEC, which will be discussed hereunder. The commercial aspects are measured by means of five indicators, presented in the following Table.

Indicator sign	Indicator	Definition	Standards set For service	Distributors Classified	Regulation
Commercial					
FER	Equivalent Frequency of Complaints	Equivalent frequency of complaints to every thousand consumer units	Max defined value For each Dist.	All	REN nº 574/2012
IASC	ANEEL Consumer Satisfaction Index	Results of the assessment of the satisfaction level of the residential consumer with the service	Min value of 70	All	
INS	Call Center Service Level Indicator	Relation of answered calls by less dropped received calls	Value greater or equal to 85%	All with more than 60 thousand units	Art 188 of REN nº414/2010
iAb	Call Center Abandoned Calls Indicator	List of calls dropped over received less dropped calls	Value inferior or equal to 4%	Those with more than 60 thousand units	Art 188 of REN nº414/2010
ICO	Call Center Busy Calls Indicator	List of busy calls over offered	Value lower or equal to: 4% until 2012; 2% from 2015 on	Those with more than 60 thousand Units	Art 188 of REN nº414/2010
Technical					
DEC	Equivalent length of Interruption by Consumer Unit	Time a UC was without power for some period	Max value for each Dist.	All	Module 8 of PRODIST
FEC	Equivalent frequency of interruption by Consumer Unit	Number of times a UC was without power for some period	Max value for each Dist.	All	Module 8 of PRODIST

Source: Sub-module 2.5 A, PRORET

Component Q is calculated for application of the following Equation 29.

Equation 29 – Component Q of Factor X

$$Q = 0.50 \cdot Q_{DEC} + 0.20 \cdot Q_{FEC} + 0.10 \cdot Q_{FER} + 0.10 \cdot Q_{IASC} + 0.04 \cdot Q_{INS} + 0.03 \cdot Q_{IAb} + 0.03 \cdot Q_{ICO}$$

ANEEL divides the concessionaires as those, which meet the standard, and those, which do not meet the established standard. On their turn, each of these two groups is divided in two classes of distributors: the one composed of the 25 of the best (or worst) and the one of the rest

75%. Therefore, there are four classes of concessionaires according to their performance. The division of the classes is preceded by the separation of the concessionaires in two groups using the size criterion. Thus, bigger concessionaires will have their performance compared in between. Likewise for the smaller concessionaires. The criterion for division of the two groups is set within the annual evaluation of the service continuity ranking, which shall also include disclosure of the commercial indicators.

     To obtain the quality parts (QDEC, QFEC, QFER, QIASC, QINS, QIAb, QICO), the following are necessary: (i) the variation of the indicators in the two previous years; (ii) the values of the standards for identification of concessionaires, which meet the limits or not; and (iii) the performance ranking for definition of the four classes.

     There is a specific model to be applied to obtain each quality part. These models are presented in the annexes to sub-module 2.5A of PRORET. There is an example for DEC below.

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Table II.1 – Equations and Parameters for the Classes – DEC Indicator

Class	Variation range	Curve
25% best (meet the standard)	$\Delta i =< -25\%$	$Q_i = -2{,}00$
	$-25\% < \Delta i < 5\%$	$Q_i = 0{,}0667 x \Delta i - 0{,}333$
	$5\% < \Delta i < 20\%$	$Q_i = 0{,}0267 x \Delta i - 0.133$
	$\Delta i >= 20\%$	$Q_i = 0.400$
75% remaining (meet the standard)	$\Delta i =< -25\%$	$Q_i = -1.30$
	$-25\% < \Delta i < 0\%$	$Q_i = 0{,}0520 x \Delta i$
	$0\% < \Delta i < 20\%$	$Q_i = 0{,}0600 x \Delta i$
	$\Delta i >= 20\%$	$Q_i = 1.20$
75% remaining (don't meet the standard)	$\Delta i =< -25\%$	$Q_i = -0{,}900$
	$-25\% < \Delta i < -5\%$	$Q_i = 0{,}0450 x \Delta i + 0.225$
	$-5\% < \Delta i < 20\%$	$Q_i = 0{,}0640 x \Delta i + 0.320$
	$\Delta i >= 20\%$	$Q_i = 1{,}60$
25% worse (don't meet the standard)	$\Delta i =< -25\%$	$Q_i = -0{,}500$
	$-25\% < \Delta i < -10\%$	$Q_i = 0{,}0333 x \Delta i + 0{,}333$
	$-10\% < \Delta i < 20\%$	$Q_i = 0{,}0667 x \Delta i + 0.667$
	$\Delta i >= 20\%$	$Q_i = 2.00$

Chart II.1 – Curves for the model applied to the DEC Indicator

Q(%)
25% best (meet the standard)
75% remaining (meet the standard)
75% remaining (don't meet the standard)
25% worse (don't meet the standard)
Variação do Indicador (%)

Source: Sub-module 2.5 A, PRORET

With the variation of the indicator (axis x) and the class of the concessionaire (each of the four straight lines represents a different class), the value of the quality part (axis y) is obtained in percentage. In the differences graphs in the annex to PRORET, it can be observed that for each straight line, there are different parameters for tolerance, inclination, amplitude and saturation, which enables calibrating the desired incentive, in addition to reporting the characteristic of the parameter in the best possible way.

For purposes of forecast, maintenance of the performance of all other concessionaires was used as assumption. For the technical quality indicators (DEC and FEC) of the analyzed concessionaire, the evolution of the indicator was used, as presented in section 4.3.5 of this Report.

For the commercial quality indicators, it was adopted as assumption that they will be linearly converted by 2048 to the average value from the first quartile of the current performance (2016) of the concessionaires[33], except in case the concessionaire is already in the first quartile – for each indicator, there are different companies in the first quartile. The following table shows the current values for AmE and the values for the first quartile.

Table 44 – Commercial indicators in 2016 – AmE

Indicator	AmE	Value of first quartil	Standard ANEEL
IASC	52.28	70.16	70.00
FER*	42.37	5.51	28.00
INS	92.10	94.68	85.00
Iab	2.25	0.80	4.00
ICO	0.00	0.00	2.00

Source: Own Elaboration

Finally, the efficiency trajectory for the operational costs is determined by component T, presented in the previous section. The forecast results for Amazonas Energia can be seen in Table 45.

	X Factor	Pd	T	Q
2017	2.02%	2.02%	0.00%	0.00%
2018	0.00%	0.00%	0.00%	0.00%
2019	-0.11%	0.00%	0.00%	-0.11%
2020	-0.55%	0.00%	0.00%	-0.55%
2021	-0.62%	0.00%	0.00%	-0.62%
2022	-0.68%	0.00%	0.00%	-0.68%
2023	-0.50%	1.44%	-1.26%	-0.69%
2024	-0.55%	1.41%	-1.26%	-0.70%
2025	-0.59%	1.38%	-1.26%	-0.71%
2026	-0.62%	1.36%	-1.26%	-0.73%

	X Factor	Pd	T	Q
2027	-0.17%	1.36%	-1.26%	-0.27%
2028	0.57%	1.34%	-0.48%	-0.28%
2029	0.55%	1.32%	-0.48%	-0.28%
2030	0.52%	1.29%	-0.48%	-0.29%
2031	0.52%	1.29%	-0.48%	-0.29%
2032	0.50%	1.32%	-0.48%	-0.34%
2033	0.04%	1.31%	-0.92%	-0.34%
2034	-0.02%	1.30%	-0.92%	-0.40%
2035	-0.03%	1.29%	-0.92%	-0.40%
2036	-0.04%	1.29%	-0.92%	-0.41%

	X Factor	Pd	T	Q
2037	-0.06%	1.28%	-0.92%	-0.41%
2038	0.10%	1.28%	-0.75%	-0.42%
2039	0.09%	1.27%	-0.75%	-0.43%
2040	0.07%	1.27%	-0.75%	-0.44%
2041	0.06%	1.26%	-0.75%	-0.45%
2042	0.04%	1.26%	-0.75%	-0.46%
2043	0.07%	1.25%	-0.72%	-0.47%
2044	0.12%	1.25%	-0.72%	-0.41%
2045	0.10%	1.24%	-0.72%	-0.42%
2046	0.08%	1.24%	-0.72%	-0.44%
2047	0.06%	1.23%	-0.72%	-0.46%

Source: Own Elaboration

[33] IASC: COSERN, EPB, COPEL, CELPE, CAIUÁ, RGE, CPFL Santa Cruz, CEEE, AES Sul; FER: CEAL, COELCE, CEB, ESE, EMG, Ampla, CPFL Santa Cruz, COELBA, CERON; INS: CPFL Santa Cruz, CELESC, CPFL Piratininga, RGE, CPFL Paulista, AES Sul, Caiuá, Enersul, Bragantina, CEAL; Iab: CPFL Santa Cruz, CELESC, CPFL Piratininga, RGE, Enersul, Caiuá, CPFL Paulista, Bragantina, CEB; ICO: AmE, CEAL, CEEE, CERON, Escelsa, Ampla, RGE, CELG, CELESC, AES Sul.

4.3.4.Demand Surplus, Reactive Excess and Other Revenues

     Sub-module 2.7A of PRORET classified Other revenues in three categories: (i) activities inherent to the electric power distribution service; (ii) complementary activities; and (iii) atypical activities.

     The revenues inherent to the electric power distribution service are additional to the power supply, but are still part of the essence of the electric power distribution concession, for which the expenses incurred while providing the services are already contemplated in the revenues of the regulated service. In this category, the revenues obtained from connection charges and chargeable services as included; as well as the revenues determined for Demand Surplus and Reactive Excess; the purpose of their collection is to incentive optimized use of the grid and efficient consumption of power, without effective service compensation by the concessionaire.

     The complementary activities are those, whose expenses are not clearly identified and are already covered by the revenues coming from the regulated activity. In this sub-group, the revenues from share of infrastructure and communication systems (PLC) are allocated.

     The atypical activities are those, on which administration and management criteria are imposed, which enable full distinction of the cost and income accounting. They are composed of revenues coming from provision of services to third parties (operation and maintenance, consulting, communication and engineering) and charge for the agreement collection in the energy bills.

     From the most recent information about Other revenues supplied by the analyzed concessionaires it was adopted as assumption that they will evolve according to the growth of IGP-M, as it is about the price index used by ANEEL for financial update of the regulatory values of Other revenues. This indicates maintenance of the current levels of other revenues, without additional efforts for their expansion. Such case reflects a reduction of the incentives for generation of other revenues, once there was reduction of the period, in which it is possible gain benefits from this source of revenues. Upon the last update, PRORET, the other revenues are excluded from Portion B annually, and not only in the tariff review processes.

     For the groups of analyzed concessionaires, it shall be pointed out that in the adjustment in 2017 and 2010, the other revenues share model from 3CRTP was used. The application of the current share methodology is done from the first tariff review process (2020). The obtained results are presented in Graph 15.

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R$40
R$35
R$30
R$25
R$20
R$15
R$10
R$5
R$-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047

Source: Own Elaboration

For the forecast of the revenues from Demand Surplus (UD) and Reactive Excess (ER), the following was done: (i) calculation of the relation between ED, ER and high and medium voltage market in the recent period (2014-2016), according to information about annual revenues from UD, ER provided by the companies and historical market data; (ii) maintenance of this relation over the period, and obtaining the UD, ER values by forecast of the high and medium voltage market.

These values are adjusted by IPCA accumulated in the reference period of the tariff process and excluded from Portion B. Graph 16 illustrates the forecast of UD and ER for Amazonas Energia over 30 years.

R$45
R$40
R$35
R$30
R$25
R$20
R$15
R$10
R$5
R$-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047

Source: Own Elaboration

4.3.5. DEC and FEC Indicators

     The regulation of the electric power service continuity – started in the 70s by means of DNAEE Ordinance No. 046/1978 – has underwent successive amendments and improvements until nowadays. After the creation of ANEEL, Aneel Resolution No. 024/2000 (REN No. 024/00) was approved, in which the regulation of the continuity with the new tariff regimen was accounted: the price cap. In this regimen, the regulator seeks encouraging the distribution concessionaires to provide their services more efficiently, i.e., lower costs and prudent investments. However, for the seek for maximization of the return from the business not lead to worsening of the service quality, ANEEL developed a complementary regulatory mechanism, which sets standards (limits or targets) to be met by the concessionaires under penalties of sanctions and compensations for non-fulfillment.

a) Concepts and History of Calculation of the Indicators

     The Distributor determines the continuity of the service provided to the consumers by means of individual indicators regarding the time and the number of times a consumption unit has remained without electric power in given period. Such indicators are submitted to ANEEL periodically, and ANEEL is entitled to inspect the calculation process and assess them from the regulatory point of view. The individual indicators are: DIC - Individual Interruption Duration per Consumption unit or Point of Connection; FIC – Frequency of Individual Interruption per Consumption unit or Point of Connection; DMIC – Maximum duration of continuous interruption per consumption unit or point of connection; and DICRI - Individual duration of the interruption on a critical day per consumption unit or point of connection.

     The follow-up of the individual indicators is done by means of limits, also individual, which are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The limit of the DMIC indicator is defined for a monthly period, while the limit of the DICRI indicator is defined for each interruption on a critical day.

     When the limits of the individual continuity indicators are violated, the Distributor shall compensate the consumer financially by means of direct discount in the bill within two months after the calculation of the violation. As it will be approached in section 4.3.6, the formula defined by the Regulator for the calculation of the compensation considers the percentage of excess valued by a financial charge.

     From the values calculated for the individual DIC and FIC indicators, group indicators (DEC and FEC) are obtained, which reflect he average of the continuity of the provided service for given conglomerate of consumers. Normally, the group indicators are calculated both at level of groups of consumption units (subdivisions of the concession area) and at company level (the entire concession area).

     The graphs present the historical series both for the determination and the limits of the DEC and FEC indicators for AmE for the years from 2013 to 2016, as well as the regulatory and

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the internal limits[34] for DEC and FEC from 2017. AmE demonstrates annual trend of drop in the verified values of the group indicators. However, the verified DEC is very close to the limits.

70.00
60.00
50.00
40.00
30.00
20.00
10.00

	2013	2014	2015	2016	2017
Verified	56.33	55.01	46.64	47.82	
Internal Limit**	-	-	-	-	36,99
Limit	57.78	52.38	50.81	47.85	45.325

Source: ANEEL site.
** The DECi and FECi limits were obtained from the Approval Resolution No. 2.184, November 29th, 2016.

70.00
60.00
50.00
40.00
30.00
20.00
10.00
-

	2013	2014	2015	2016	2017
Verified	39.22	37,51	29.06	29.95	
Int. Limit **	-	-	-	-	19.37
Limit	58.43	49.40	48.18	45.38	43.172

Source: ANEEL site.
** The DECi and FECi limits were obtained from the Approval Resolution No. 2.184, November 29th, 2016.

[34] Internal limits were defined for the manageable part of the indicators by the Distributor according to Normative Resolution No. 748/16, which set forth the terms and conditions for provision of public service of electric power distribution by Designated Distributor, in the terms of article 9 of Law No. 12.783, dated January 11, No. 388, dated February 26, 2016 of the Ministry of Mines and Energy.

Graph 19 presents the historical evolution of the values and the volume of compensations paid by AmE to its consumers for the years from 2013 to 2016. The sum of the compensations paid for violations in the monthly, quarterly and annual calculation periods were accounted. In ANEEL site, there is no data about the annual compensation for 2016 of AmE yet, a reason why there is reduction in the financial level in the latter year. These values will be updated as soon as the information is available.

1.92
1.96
1.95
1.22
10.23
10.61
9.79
7.36
2013
2014
2015
2016
Amount of the compensations (MM R$)
Quantity of the compensations (MM #)

Source: ANEEL.

Considering the period from 2013 to 2015, AmE presents more than 1.9 million compensations average, which result in payment of R$ 10.2 million.

In the following section, the regulatory methodology for the definition of the group limits of the service quality indicators (DEC and FEC) of the electric power distributors applied to each RTP is presented.

b) Methodology for Definition of the Group Limits of the Service Quality Indicators

For the definition of the limits of the group continuity indicators (DEC and FEC) of the Distributor, ANEEL stipulated the following procedures: (i) desegregation of the operation area of each concessionaire in groups of consumption units (geoelectric groups); (ii) characterization of each group of the country by means of 7 (seven) attributes describing the service quality; (iii) application of the dynamic grouping method (*clustering*) for the identification of the similar groups; (iv) definition of the regulatory limits of the continuity indicators based on the performance of the groups considered similar (*benchmarking* by means of position measurement); (v) application of a linear decrease trajectory within 8 years[35] for definition of the

[35] As clarified in Technical Note No. 0028/2010-SRD/ANEEL, the transition period was set considering the characteristics of each system and the required performance variation, adopting the average period of two tariff reviews, namely, eight years.

annual limits of each group from their target values in force; (vi) application of specific treatment for groups with give characteristics – those with high degrees of heterogeneity, high share of the supply in the interruptions and/or high annual target drop rates -.

     The group of consumption unit (analysis unit for definition of group limits) is defined as the range area of a Distribution Substation (SED) owned by the Distributor, with High Voltage (HV) primary and Medium Voltage (MV) secondary. The criteria for creation, aggregation and division of the groups are set by ANEEL in Section 8.2, Module 8 of PRODIST.

     For purposes of determination of the quality targets, the groups are characterized by means of attributes with high correlation (theoretically) with the DEC and FEC indicators. The 7 (seven) attributes currently used are:

· PC_VRAMà Percentage of area with remaining vegetation high or medium (%);

· PLUVà Average Annual Pluviometric Precipitation (mm);

· PC_NUC_ADà Percentage of Consumption units (UC) in High Density Areas (%);

· PC_ERMT_3Fà Percentage of Medium Voltage (MV) grids, three-phase (%);

· CM_NUC_RESà Average Consumption per CU of the Residential Class (given in MWh);

· NUC_INDà Number of CU in the Industrial Class (exclusive for DEC);

· NUC_COMà Number of CU in the Commercial Class (exclusive for FEC).

     ANEEL takes these attributes from the Geographic Database of the Distributor (BDGD) sent annually by each Distributor, in addition to using other databases36. The methodology approved by the Agency uses the dynamic clustering method to identify similarity between the groups in these attributes. It is worth pointing out that this method is applied only between airborne groups, while the underground groups form a single cluster.

     In the clustering process, each group, in given time of analysis, is considered the reference group and then, the groups, which are the most similar to it, are established. The distance measure used to evaluate the degree of similarity between the groups is the Euclidean one. Considering that this measure is sensitive to the scale differences existing between the attributes used in the comparison, the standardization called Score Z is done first - calculated by subtracting the average and dividing by the standard deviation for each attribute.

     Once the Euclidean distances are calculated, it is necessary to determine the heterogeneity of each reference group in relation to the other groups by means of Equation 30.

[36] Native vegetation data taken from Project for Preservation and Sustainable Use of the Brazilian Biological Diversity
- Probio (2008), and the precipitation data is from the CPTEC site (from 1999 to 2012).

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Equation 30 - Determination of Heterogeneity

$$H_i = \frac{Max\left(Dist_i^j\right)}{3\sqrt{k}}$$

Where:

I: Reference group index;

J: Index of the group candidate for comparison to group i;

$Dist_i^j$: Euclidean distance of group i for group j;

$3 \cdot \sqrt{k}$: Maximum reference distance, where k is the number of attributes.

For the definition of the clustering of similar groups, 20 is considered maximum allowed heterogeneity; however, it is also restricted to the comparison to a minimum and maximum quantity of comparable groups, namely:

- Minimum comparable groups: 50 (heterogeneity is higher than 20).
- Maximum comparable groups: 100 (heterogeneity is lower than 20).

The groups, which form clusters with 50 members (lowest clustering allowed) are called heterogeneous. For these groups, the norm provides performing a particular analysis to define the 0 limit, once there are few comparable groups.

Once the similar groups are defined, their performance is compared in between. For this purpose, the similar groups are ordered in increasing order according to the average of the grouped values of the DEC and FEC indicators from the last 3 years.

The regulatory target is set by using a position measure, namely:

- Interconnected airborne groups: a group placed in the 2nd decile.
- Underground or isolated airborne groups: a group placed in the median.

The limit trajectory is linear and decreasing – Equation 31 –, starting from the current limit (V0) of the group and achieving the regulatory target within 8 years (V8). The values obtained from the trajectory equation are rounded to integers (simples rounding). In case V8 is higher than V0 – Equation 32 –, keeping the initial limit until the end of the tariff period (V0 lock assumption).

Equation 31 - Limit Equation

$$Limit^0 > Limit^{Target} \qquad Limit^t = Limit^0 - t\ x \left(\frac{Limit^0 - Limit^{Target}}{T}\right)$$

Equation 32 – Simplified Limit Equation

$$Limit^0 \leq Limit^{Target} \qquad\qquad Limit^t = Limit^0$$

Where:

T – Transition period, considered 8 years;

t – year, when the limit shall be calculated;

$Limit^t$ – limit to be calculated for year t;

$Limit^0$ – last limit already set for the group (current limit);

$Limit^{Target}$ – limit obtained by applying the percentile (target limit).

Finally, ANEEL defines criteria to handle specific situations of target calculation, such as: (i) the heterogeneous groups; (ii) the groups with very high part of the indicator related to the supply; and (iii) the groups with targets, which imposes high annual reduction rates.

For the handling of the heterogeneous groups, an index – Score ANI – is calculated, which determines whether the heterogeneous group has, average, attributes with higher complexity (when positive) or lower complexity (when negative), when compared to the other groups from its cluster. Score ANI may change the percentile used to define the regulatory target of the heterogeneous group and consequently, change the trajectory of the limits for the analyzed tariff cycle.

For handling of the groups with high share of supply in the indicators (in case, the limit defined at 9 for DEC and 15 for FEC is exceeded), the trajectory of the limits of the group is attenuated diluting the difference between the calculated value of the external indicator and the average of the grouped values of the external indicator of the similar groups in 4 years.

The last treatment given is in relation to the groups with very intensive limit-reduction trajectory, defining maximum annual reduction values of 8 hours for DEC and 5 interruptions for FEC. Thus, the reduction trajectory is restricted, if there are differences higher than these limits in successive years.

c) Assumptions for Forecast of the Calculated (or real) DEC and FEC Indicators

The forecasts for the calculated (or verified) service quality indicators – DEC and FEC – follow three particular moments of the new concession.

The first moment is characterized with the Temporary Provision regimen in force in 2017 and possibly, in the beginning of 2018, assuming that the calculated indicators remain equal to the values verified in 2016. The second moment of the forecasts is comprehended between 2019 and 2025, where it is expected not only the new administration to set off, but also the beginning of the results collected by means of the investment and operational efficiency measurements taken as of 2018.

For forecast of the indicator performance in this new phase, *benchmarking* approach was adopted for identification of comparable companies (the same methodology presented in section 4.3.2 - operational costs). Thus, eight companies comparable to AmE were used: RGE, AES SUL, CAIUÁ, CELTINS, EPB, LIGHT, NACIONAL and CEEE.

From the calculated global values of DEC and FEC of these 8 companies for the history from 2003 to 2016, a database was created containing the annual indicator and the reduction value of this indicator in relation to the value in the following year, provided that there is reduction in the following year, considering it null when the indicator increases from one year to the other. This, linear regressions were used in this database (excluding their critical *outliers*[37] and the null values), trying to find the equation, which enables relating the annual indicators to the annual reduction capacity, reflecting the decreasing yield of the service quality improvement efforts. In context of high service discontinuity, it is possible to verify considerable decreases in a few years, while in low discontinuity situations, the permanent and considerable reduction requires time and certainly, more resources.

Within this vision, two regression models were defined, considering one for DEC and another one for the FEC indicator. The first model presents DEC explanatory variable, and the value of the reduction from one year to the other as dependent variable. In the second model, the same analysis was used, considering the FEC indicator. Hereunder, the regression equations of the two resulting models are shown.

Equation 33 – Linear Regression Equations for DEC

$$\hat{y}_i = -1.0674 - 0.0764\,\hat{x}_{i-1}$$

Equation 34 – Linear Regression Equations for FEC

$$\hat{y}_i = 0.0473 - 0.1368\,\hat{x}_{i-1}$$

Where:

$\hat{y}_i$ = Reduction rate of the calculated indicator (DEC or FEC) in year i;

$\hat{x}_{i-1}$ = The calculated indicator (DEC or FEC) in year $i-1$.

In synthesis, the regressions enable finding the annual reduction of the indicators (DEC and FEC) that can be achieved, calculated from a database of the verified reduction with the comparable companies.

[37] Value that exceeds the average plus three times the standard deviation of the observations.

     From the regressions, the indicators are estimated year by year, starting from the assumption that the independent variable is the result for the previous year, obtaining possible decrease every year until 2025. The models estimated and used for the definition of the forecast of the quality indicators for AmE are presented in Appendix E.

     Finally, the third moment is the forecast of the indicators from 2026 to 2047 and for this purpose, the calculated historical indicators were ordered in increasing order (2003 to 2016) of the comparable companies. The final target for the analysis period (2047) is defined by the measurement of the position of the 1st decile (or percentile 10) of the indicators of the comparable companies38. Once this level was found, a linear reduction trajectory was outlined, considering 2025 as starting point and the value of the 1st decile applied in 2047 as end point. The value obtained in 2047 is considered for 2048, as it is expected to close the concession in the beginning of the latter year.

d) Assumptions for Forecast of the Regulatory Limits of DEC and FEC

     For the forecasts of these regulatory targets, the method in force in 4CRTP was used, mainly grounded on the method of group clustering by similarity and the measurement of the position for the definition of the regulatory target. The database of attributes of each group in the country in 2016 was used to perform dynamic clustering.

     For the calculation, the following assumption were necessary: (i) progress in the interconnections of isolated systems to SIN was foreseen from 2019 to 2021 for the distributors Eletroacre, Ceron and Boa Vista, influencing their regulatory target; (ii) the contribution of each group to the formation of the global indicators (DEC and FEC) in 2016 was used as weighing criterion for opening the forecasted indicators of the companies defined according to the methodology presented in the previous section; and (iii) only the indicators of the Distributors from the Eletrobras group presented annual reduction rate, while the indicators of the other groups remained constant.

     For calculation of the trajectories of the DEC and FEC limits forecasted from 2023 to 2048, it shall be considered that: (i) RTP will occur in 2023, 2028, 2033, 2038 and 2043; (ii) the value for 2048 will be equal to that obtained in 2047, as it is expected to close the concession in the latter year; and (iii) all limit values are weighed by the number of consumption units related to the average from the 1st quarter 2017, according to NT No. 088/2017 SRD-ANEEL.

e) Results for the Forecasts of the Calculated and Regulatory Indicators

     Based on the used assumptions and methodologies, the results for the forecasts of the calculated indicators and the regulatory service quality limits of the distributor – DEC and FEC –until 2048 are presented. Graph 20 and Table 46 present the forecasts for DEC and Graph 21 and Table 47, for FEC.

[38] The 1st decile is the cut-off point, i.e., the target is defined as the accomplished performance of the best 10%.
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Graph 20 - DEC Forecast for AmE

Legend
Assessed
Assessed projected
Limits approved
Limits projected
55.01
52.38
50.81
47.83
46.64
47.85
16.14 15.771577
7.80 7.15 7.15
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Own Elaboration

DEC					
YEAR	VERIFIED/ PROJECTED VERIFIED	THRESHOLD LIMIT/PROJECTED LIMIT	YEAR	VERIFIED/ PROJECTED VERIFIED	THRES HOLD LIMIT/PROJECTED LIMIT
2014	55.01	52.38	2032	16.91	24.84
2015	46.64	50.81	2033	16.26	22.66
2016	47.83	47.85	2034	15.61	22.38
2017	47.83	45.58	2035	14.96	21.63
2018	47.83	48.51	2036	14.31	20.91
2019	43.11	48.51	2037	13.66	20.15
2020	38.75	48.51	2038	13.01	18.79
2021	34.72	48.51	2039	12.36	18.60
2022	31.00	48.51	2040	11.71	18.50
2023	27.57	48.51	2041	11.05	17.90
2024	24.40	46.38	2042	10.40	17.84
2025	21.47	43.33	2043	9.75	16.64
2026	20.82	39.43	2044	9.10	16.64
2027	20.16	35.54	2045	8.45	16.42
2028	19.51	31.15	2046	7.80	16.14
2029	18.86	30.21	2047	7.15	15.77
2030	18.21	28.90	2048	7.15	15.77
2031	17.56	26.89			

Source: Own Elaboration

Graph 21 - FEC Forecast for AmE

Legend
Assessed
Assessed projected
Limits approved
Limits projected
49.40
48.18
45.38
37.51
29.95
29.06
10.10 9.80 9.80
6.79 6.60 6.60
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Own Elaboration

FEC					
YEAR	VERIFIED/ PROJECTED VERIFIED	THRESHOLD LIMIT/PROJECTED LIMIT	YEAR	VERIFIED/ PROJECTED VERIFIED	THRES HOLD LIMIT/PROJECTED LIMIT
2014	37.51	49.40	2032	9.54	23.06
2015	29.06	48.18	2033	9.34	20.62
2016	29.95	45.38	2034	9.15	20.06
2017	29.95	43.44	2035	8.95	18.77
2018	29.95	45.75	2036	8.76	17.03
2019	25.90	45.75	2037	8.56	15.61
2020	22.40	45.75	2038	8.36	13.91
2021	19.39	45.75	2039	8.17	13.72
2022	16.78	45.75	2040	7.97	13.47
2023	14.53	45.75	2041	7.77	12.74
2024	12.59	43.84	2042	7.58	11.96
2025	10.92	41.33	2043	7.38	10.45
2026	10.72	38.15	2044	7.19	10.45
2027	10.52	35.25	2045	6.99	10.23
2028	10.33	32.14	2046	6.79	10.10
2029	10.13	30.22	2047	6.60	9.80
2030	9.93	27.88	2048	6.60	9.80
2031	9.74	25.47			

Source: Own Elaboration

     Analyzing the DEC forecasts, it can be noted that from 2019 to 2048, the calculated values for DEC will remain under the regulatory limits. The same is verified in the forecasts for FEC, considering that the calculated values will always be below the regulatory, verifying higher variation between 2020 and 2025.

4.3.6.Compensations

     Among the penalties provided in the legislation for violation of the quality standards in the electric power supply, the compensation for violation of the individual service continuity indicators is the most expressive.

     The methodology for the calculation of this compensation was prepared about eight years ago, as provided in Technical Note No. 092/2009 – SRD/ANEEL, and it comprehends the followings stages: (i) building the database of the individual indicators observed in the groups of consumption units for 2007 and 2008 – data from 36 Distributors, which served 65% of the consumers in the country at that time –; (ii) production of histograms for 42 DEC and FEC ranges according to the verified individual indicators segregated by connection voltage (HV, MV and LV) and localization (urban or non-urban); (iii) definition of percentile 90 as position measurement of the individual limit for each range; and (iv) application of a trend line to correct possible inconsistencies related to the limits of each range; (v) setting the DICRI limit as the DMIC value from the last DEC range; and (vi) multiplication of the monthly values by 2 and 4 for calculation of the quarterly and the annual limits, respectively. By means of this method, the limit tables of the individual indicators presented on Module 8 of PRODIST were built.

     To what refers to the compensations paid to the consumer for the violation of the individual limit, the calculation is made using the quotient of the calculated value in relation to the limits (percentage of limit excess), multiplied by the value of the Distribution System Use Charge (EUSD) and increased by a constant, which depends on the voltage level of the consumer´s connection.

     EUSD is used as a base for the calculation of the individual compensations. EUSD is calculated using the product of the use tariff39 (TUSD) by the respective verified consumption variable or contracted demand, according to Equation 35.

Equation 35 - Calculation of the average EUSD

EUSDaverage = TUSD x Consumption (KWh)

Where:

EUSDaverage: Arithmetic mean of the Distribution System Use Charges (EUSD);

TUSD: Distribution System Use Tariffs.

[39] Related to the voltage level and the tariff sub-group.
PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	140

Equation 36 presents the general rule for the calculation of the compensations by indicator.

Equation 36 - Calculation of the Compensation in Force

$$\text{Value}=\left(\frac{DIC_v}{DIC_p}-1\right)\cdot DIC_p\cdot\frac{EUSD_{average}}{730}\cdot kei$$

Where:

INDv: Indicator calculated in the considered period (DIC, FIC, DMIC or DICRI);

INDp: Limit indicator in the considered period (DIC, FIC, DMIC or DICRI);

730: Average number of hours in the month;

kei: Coefficient of mark-up defined for each voltage level (kei=15 for LV; kei=20 for MV; kei=27 for HV).

To forecast the behavior of the future interruptions and the associated compensations of the geoelectric group, it was decided to develop a statistical methodology, which does not need analysis of the evolution of the individual indicators by consumption unit. A regression model was built, which related the effectively paid compensation values[40] to the group indicator and the power consumption.

The database[41] used in the regression is composed of 65 annual DEC remarks[42] and the power consumption of 17 companies from the North and North-East regions[43] between 2013 and 2016. The explanatory DEC variable was selected for its high level of correlation with the total compensation (dependent variable). The same is done for electric power consumption variable, which is also well correlated with the compensation, considering that the power consumption influences the composition of $EUSD_{médio}$ directly. The econometric model LOG-LOG was used due to the non-linear relation of the parameters. The estimated parameters showed to be satisfactory with 5 significance level and the signs of the coefficients were the expected ones. In Table 48 , there is the result of the regression model.

[40] Total compensation = sum of the monthly, quarterly, annual compensations and that of the Monthly DICRI.

[41] Information obtained from the ANEEL site.

[42] Other variables, such as FEC, FEC limit and DEC limit were tested, but they did not demonstrate to be satisfactory.

[43] The companies are CEAL, CELPE, CEMAR, CEPISA, COELBA, COSERN, EBO, ENEL CE, EPB, ESE, SULGIPE, AME, BOA VISTA, CELPA, CERON, ELETROACRE and ETO

Table 48 – Compensation Regression Table

RESULT SUMMARY

Regression Summary	
R Multiple	0,958182644
R-Squared	0,918113979
Adjusted R-squared	0,915472495
Standard error	0,518092897
Notes	65

A NOVA

	0/	SQ	MQ	F	F of signification
Regression	2	186,5923343	93,29616717	347,5749957	2,0394E-34
Waste	62	16,64205549	0,26842025		
Total	64	203,2343898			

	Coef.	Standard Error.	Stat t	p-value	95% inf	95% sup.
Intersection	-8,004651915	0,927050914	-8,634533219	3,1588E-12	-9,857800287	-6,151503542
LOG DEC	1,555380044	0,109074436	14,25980367	3,06121E-21	1,337343353	1,773416735
LOG CONSUMPTION	1.222187038	0.060966802	20.0467631	8.70735E-29	1.100316137	1.344057939

Source: Own Elaboration

Based on the forecasts of the explanatory DEC variables (section 4.3.5) and the power consumption (section 3), compensations were forecasted for the next 30 years. From the compensation paid in 2016, the compensations for the other years to be paid by AmE were forecasted according to Equation 37.

Equation 37 - Forecasted Compensation

$$Compensation_i = Compensation_{2016} + \left(Compensation_{2016} * \left(\frac{\widehat{Compensation_i}}{\widehat{Compensation_{i-1}}} - 1\right)\right)$$

Where:

$Compensation_i$ = Forecast of the compensation in i;

$Compensation_{2016}$ = Compensation calculated in 2016;

$\widehat{Compensation_i}$ = Compensation estimated in year i.

In Graph 22, the forecast of the compensation from 2016 to 2048 was traced (the value for 2048 equal to that for 2047), together with the forecasted explanatory variables DEC and MARKET. The compensations decrease every year as per the DEC forecast, except for the first two years, when the compensation grows due to the relative stability of the calculated indicators.

Graph 22 - Forecasted Compensations for AmE

15,956
47.83
Compensations (Thousand)
Consumption (MWh)
DEC (Hours)
R$8,596
R$7,993
R$7,796
R$7,363
5,844
7.15
R$1,307
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048

Source: Own Elaboration.

The forecasted compensation values until the 5th calendar year after the date of signature of the concession contract (2018) were used in the calculation of the distributor´s RTP, which will be destined to the investments, as expressed in clause nineteen of the draft of the new model of Contract for Concession of Public Electric Power Distribution Service given by Document No. 113/2017-DR/ANEEL dated May 3, 2017.

In synthesis, the referred clause indicates that: (i) the compensation values shall continue being calculated by the Distributor for follow-up and inspection by ANEEL; (ii) as of the second calendar year after the signature of the contract, in case the calculated values of the compensations are lower than the calculated values for the previous calendar year, this difference will be considered remunerable investment at the time of RTP, and the remaining value accounted in the Special obligations account; and (iii) in case the calculated values of the compensations are higher than the calculated values for the previous calendar year, this difference shall be invested double in the concession e and accounted in the Special obligations account.

In this case, AmE presents reductions of the financial amount of the compensations in the period from 2018 to 2023, considering that such amounts and the results from their annual differences are considered in the RTP in 2023.

4.3.7. Long-Term Investment

This section contemplates the assumptions used for forecasts of long-term investments of AmE.

In Product 7 *"Technical-Operational Evaluation Report for AmE"*, the Quinquennium Investment Plan (PIQ) for the period from 2018 to 2022 was presented. This plan was conceived considering technical and operational aspects of the electric power distribution service provision, evaluating the short-term needs of the company: meeting the demand for new connections - whether in the scope of the Program *Luz para Todos* [Light for All] (PLpT) or the vegetative growth of the market – and the improvement of the performance of the service continuity, voltage levels and electric loss indicators, as well as suitability actions and implementations of computer systems to support the distribution management.

PIQ 2018-2022 was prepared based on the information provided in the *Data Room* by AmE, namely: the "Electric System Expansion Plan (period 2017-2026)", the "Distribution Development Plan - PDD for 2017 (although preliminary)[44]", the "Result Plan for Improvement of the Distribution Services from 2015" and "Plan for Temporary Provision of the Electric Power Distribution Service from 2017 – internal version[45]". Furthermore, the information obtained from the "Field visit report' (*Annex I to the Technical-Operational Evaluation Report*) and additional investment data mentioned by the AmE planning area were used for the performance of in-person meetings and conference calls.

Table 49 summarizes the Quinquennial Investment Plan 2018-2022 of the Distributor. It can be verified that R$ 3.36 billion of investments is necessary for the first 5 (five) years of the contract, considering that the need for 2018, which concentrates R$1.11 billion, is remarkable.

Table 49- Forecast of Quinquennial Investments2018-2022

Type of work	2018	2019	2020	2021	2022	Total
AT Expansion	R$ 168,935,839	R$ 419,136,103	R$ 536,489,710	R$ 18,647,970	R$ 285,802,406	R$ 1,429,012,028
MT Expansion	R$ 76,812,728	R$ 55,680,919	R$ 91,041,016	R$ 37,080,755	R$ 65,153,854	R$ 325,769,272
BT Expansion	R$ 78,679,506	R$ 71,023,916	R$ 71,042,609	R$ 71,054,229	R$ 72,950,065	R$ 364,750,325
AT Improvement	R$ 8,397,465	R$ 167,324,690	R$ 31,199,891	R$59,438,912	R$ 10,500,000	R$ 276,860,958
MT Improvement	R$ 33,310,875	R$ 49,803,625	R$ 23,638,866	R$ 22,205,478	R$20,355,762	R$ 149,314,606
BT Improvement	R$ 9,299,110	R$ 9,458,628	R$ 9,763,924	R$ 9,722,539	R$9,833,376	R$ 48,077,577
Light for all MT	R$188,622,422	-	-	-	-	R$188,622,422
Light for all BT	R$ 546,335,013	-	-	-	-	R$ 546,335,013
Renewal	R$3,984,866	R$4,160,969	R$4,364,815	R$4,584,631	R$17,127,081	R$ 34,222,362
SGD Update	R$964,705	-	-	-	-	R$964,705
Total Investments*	**R$ 1,115,342,529**	**R$ 776,588,850**	**R$ 767,540,831**	**R$ 222,734,514**	**R$ 481,722,544**	**R$ 3,363,929,268**
Total Own Resources[46]	**R$ 453,880,838**	**R$ 719,209,500**	**R$ 595,177,169**	**R$ 222,734,514**	**R$481,722,544**	**R$ 2,472,724,565**

*Values in real currency, at prices from April 2017. Source: Own Elaboration

[44] At the time of preparation of Product 7, PDD for 2017 has not been delivered to ANEEL yet.

[45] At the time of preparation of Product 7, the Temporary Provision Plan has not been filed at ANEEL yet.

[46] The subsidies related to the works linked to the Light for All Program (PLPT) (90) were deducted from the investment total and the subrogation of the benefits of the Fuel Consumption Account - CCC (100) related to the interconnection of parts of the AME system to the National Interconnected System - SIN that better reflects the disbursement of the new concessionaire.

     This plan will set the forecasts of investments for the other 25 years of the contract, which are medium and long-term resource needs. The forecasts will be explained in two blocks: forecasts of the electric investments (HV Expansion, MV Expansion; LV Expansion; HV Improvement; MV Improvement; LV Improvement and Renewal) and forecast of investments in non-electric assets (Systems).

a) Assumptions for Forecast of the Electric Investments

     The forecast of electric investments in the other 25 years of the contract was estimated by quinquennium, according to the need of funds aimed at expansion and improvement of the distribution assets based on PIQ 2018-2022.

     The need of investments in LV Expansion and HV/MV/LV improvement for the 2nd quinquennium (2023-2027) was forecasted according to the following metrics: (i) initially, we calculated the mean and the standard deviation of each kind of investment stated in PIQ 2018-2022; (ii) the values of the interval between the mean ± a standard deviation (considered outliers) were not computed for PIQ 2023-2027; (iii) the sum of the investments of the years considered typical were multiplied by factor “5/No. of typical years” to obtain the necessary quinquennial amount; (iv) finally, this result was multiplied by a reducing factor, using the assumption that in the 1st quinquennium of the concession, there are important investments blocked, which shall be made by the new controller47, which will not repeat in the other years of the concession. Chart 11 illustrates the methodology used to forecast the quinquennial investments.

47 It shall not be supposed that there will be grid infrastructure works in the other quinquennial periods similar – in quantity and resources – to the need projected for the quinquennium 2018-2022.

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Let´s suppose that the investments forecasted for HV Expansion between 2018-2022 are those stated in Table 50 (values just for illustration), which totalize R$10.3 million in the 1st quinquennium of the new contract. The mean, the standard deviation and the upper and lower limits to be considered *outlier* investments are presented in Table 51.

Table 50 - Investments in HV Expansion works 2018-2022

TYPE OF WORK	2018	2019	2020	2021	2022	Total
AT EXPANSION	R$1,000,000	R$5,000,000	R$1,100,000	R$2,000,000	R$1,200,000	R$1,300,000

Average AT Expansion (2018/2022)	Standard Deviation AT Expansion (2018/2022)	Top Limit (Average + Std. Deviation)	Bottom Limit (Average - Std. Deviation)
R$ 2,060,000	R$ 1,690,562	R$ 3,750,562	R$ 369,438

Thus, values above R$3.75 million and under R$369.4 thousand will not be considered in the calculation of the second quinquennium (2023-2027). That is, the investment in 2019 (R$5 million) will be disregarded.

The investments in the other four years were then added and multiplied by 5/4, as it can be seen in Table 52.

Table 52 - Investments in HV Expansion work (*outliers* excluded)

TYPE OF WORK	2018	2019	2020	2021	2022	Considered Amount
AT EXPANSION	R$1,000,000	R$5,000,000	R$1,100,000	R$2,000,000	R$1,200,000	R$ 5,300,000*(5/4) = R$ 6,625,000

Finally, the obtained amount is multiplied by the adjustment factor of the need in the quinquennium. To simplify, we adopted adjustment factor 1.0. Thus, the need of investments in the quinquennium 2023-2027 is equivalent to R$ 6.6 million.

Table 53 - Investments in HV Expansion works 2023-2027

Considered Amount	Amount for the five year period 2023/2027
R$ 5,300,000*(5/4) = R$ 6,625,000	R$ 6,625,000*(1) = R$ 6,625,000

Source: Own elaboration.

Once the total amounts of necessary investments in expansion and improvement of the distribution system for the quinquennium are calculated, it was necessary to dissolve the resources in the 5 years that compose the period.

For the LV Expansion and MV/LV Improvement works, the assumption that 20 of the investments are allocated in each year of the quinquennium was adopted. For investments in HV Improvement, it was assumed that 60 of the investments are allocated in the last two years of the quinquennium – close to the subsequent tariff review of the distributor48 - considering that in general, there is certain flexibility to execute these works, and 30% have been allocated in each year. The other 40% are allocated in the first three years of the quinquennium, at 10% rate for the first two years and 20% for the third year.

     The forecasts of the third (2028-2032), fourth (2033-2037), fifth (2038-2042) and sixth (2043-2047) quinquennial periods for LV Expansion and HV/MV/LV Improvement works were based on the previous quinquennium.

     It shall be pointed out that the investments in HV and MV Expansion works of the second five-year period (2023-2027) were forecasted in a different way, considering that AmE itself already had investments in expansion forecasted for the period from 2023 to 2026. Thus, the need for 2027 was estimated from the average investments in the last 4 years, i.e., average investments between 2023 and 2026. The forecast metrics for the other five-year periods were similar to that mentioned above, where the disaggregation of the HV Expansion works per year was equivalent to the HV Improvement works.

     For HV expansion works, we also considered oscillating factors between quinquennial periods: at every 10 years, the need of investments doubles in relation to the previous quinquennium. The idea is that expansion at high voltage levels tends to withstand short and medium-term load increase. For MV and LV works MT, the amounts of investments present a stable trajectory along the five-year cycles, reflecting the more continuous and capillary fulfillment of the load in these voltage levels.

     Regarding the investments in Renewal, the forecast metrics was different, in two steps: (i) first, the share of the amount destined to Renewal within the investments in PIQ 2018-2022 was calculated; (ii) taking this percentage as a reference, we applied it to the other 25 years of the contract, from 2023 to 2047.

     It shall be pointed out that no resources have been forecasted for PLpT because the program will be closed in 2018.

b) Assumptions for Forecast of Non-Electric Investments

     The non-electric investments of the distributor were not forecasted, because it was considered that the amount of R$ 964 thousand forecasted for 2018 will meet the needs for improvement of the distribution management49 provided in Visit Note dated 30 and 31/03/17.

c) Results

     Table 54 presents the results for the forecasts for each investment segment of the Distributor by quinquennium. To make comparison easy, we present the forecasted values in real

[48] The objective is that the capital disbursement of the concessionaire is close to the tariff recognition of the investments made.

[49] The current system used by AmE does not meet all needs of the distributor. Further details can be found in
Annex I - Report on field visit to the AmE facilities.

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currency (April 2017). It can be noted that the investments from the 1st quinquennium (R$3.36 billion) are 44 of the total for the 30 years (R$ 7.56 billion).

Type of Work/ Systems	1st Five Year Period (2018-2022)	2nd Five Year Period (2023-2027)	3rd Five Year Period (2028-2032)	4th Five Year Period (2033-2037)	5th Five Year Period (2038-2042)	6th Five Year Period (2043-2047)
AT Expansion	R$1,429,012,028	R$ 169,686,913	R$ 339,373,825	R$ 169,686,913	R$ 339,373,825	R$ 169,686,913
MT Expansion	R$325,769,272	R$ 59,445,138	R$ 59,445,138	R$ 59,445,138	R$ 59,445,138	R$ 59,445,138
BT Expansion	R$ 364,750,325	R$ 286,070,819	R$ 286,070,819	R$ 286,070,819	R$ 286,070,819	R$ 286,070,819
AT Improvement	R$ 276,860,958	R$ 109,536,268	R$ 109,536,268	R$ 109,536,268	R$ 109,536,268	R$ 109,536,268
MT Improvement	R$ 149,314,606	R$ 99,510,981	R$ 99,510,981	R$ 99,510,981	R$ 99,510,981	R$ 99,510,981
BT Improvement	R$ 48,077,577	R$ 38,778,467	R$ 38,778,467	R$ 38,778,467	R$ 38,778,467	R$ 38,778,467
Luz Para Todos MT	R$ 34,222,362	R$ 7,842,324	R$ 9,586,347	R$ 7,842,324	R$ 9,586,347	R$ 7,842,324
Luz Para Todos BT	R$188,622,422	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Renewal	R$ 546,335,013	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
SGD Update	R$964,705	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Total Investments*	**R$3,363,929,268**	**R$770,870,909**	**R$942,301,845**	**R$770,870,909**	**R$942,301,845**	**R$770,870,909**
Own Resources	**R$ 2,472,724,565**	**R$770,870,909**	**R$942,301,845**	**R$770,870,909**	**R$942,301,845**	**R$770,870,909**

*Values in real currency, at prices from April 2017. Source: Own Elaboration

      Graph 23 illustrates the behavior of the electric and the non-electric investments over the years. It can be initially noted that the investments from 2018 to 2020 are actually high, given the historical blocking of investments in the concession. Furthermore, the investments are growing during the 30 years, with peaks in the two years before RTP (given the concentration of HV investments in these years). Finally, the effect of the expressive expansions at every 10 years can be perceived.

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Million
TOTAL NON-ELECTRIC INVESTMENTS
TOTAL ELECTRIC INVESTMENTS

*Values in rated currency every year.

Source: Own Elaboration

On its turn, Graph 24 presents the investments segregated by type and voltage level, when applicable. It can be noted that there is gradual increase of the share of the investments in the system expansion. Actually, the state of Amazonas still needs expansion of its grids, mainly aiming at interconnection of isolated systems.

Million
R$1,200
R$1,000
R$800
R$600
R$400
R$200
R$0
EXPANSION AT
EXPANSION MT
EXPANSION BT
IMPROVEMENT AT
IMPROVEMENT MT
IMPROVEMENT BT
RENEWAL
LUZ PARA TODOS MT
LUZ PARA TODOS BT
SUPPLY MANAGEMENT SYSTEMS

*Values in rated currency every year.

Source: Own Elaboration

4.3.8.Remuneration Base

     Within the tariff review process, the definition of the Regulatory Remuneration Base (BRR) is a fundamental input for the calculation of the capital remuneration and the regulatory reintegration quota. BRR consists in the group of assets held by the service provider and appreciated according to given methodology.

a) Methodology Adopted by ANEEL

     For electric power distribution concessionaires in Brazil, ANEEL uses the DORC (Depreciated Optimized Replacement Cost) method to evaluate the assets of higher representativeness in the BRR value and CCV (Current Cost Valuation) for the valuation of the assets with lower representativeness. Furthermore, the Rolling Forward method is applied with the purpose to provide its movement in time. These methods are described in Appendix F.

     In the Periodic Tariff Review (RTP), the construction of BRR considers two elements. The first is obtained by the BRR amount of the previous RTP (called frozen asset base), deducting the depreciation and the write-off made in the period between the RTP’s, financially updated by the IPCA index. The second, called additional base, is calculated by means of the additions made in the period between the RTP’s, valued at market prices through an asset re-evaluation process.

     BRR is composed of the values of the following items: Fixed assets in service (evaluated and depreciated); warehouse in operation; deferred assets; and special obligations (or without lien). For the purposes of validation of the physical registration and the re-evaluation, the Fixed Assets in Service (AIS) are divided in the following groups: intangible; land; reservoirs, dams and water networks; buildings, civil works and improvements; machines and equipment; vehicles; and furniture and utensils.

     For the valuation of the electric power distribution assets, DORC or CCV are considered depending on the asset group. The groups of machines and equipment; buildings, civil works and improvements are evaluated by DORC, while the groups of land and easement are evaluated by CCV, i.e., from the accounting values corrected by the IPCA index.

     In the composition of Portion B, the Regulatory Reintegration Quota (QRR) and the Capital Remuneration (RC) are considered. QRR results from the multiplication of the gross BRR by the regulatory depreciation, according to Equation 38.

Equation 38 – Regulatory Reintegration Quota

QRR = BRRb x δ

Where:

QRR = Regulatory reintegration quota.

BRRb = gross BRR.

δ = average depreciation rate of the fixed assets in Service.

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Gross BRR is calculated by Equation 39.

Equation 39 – Gross BRR

BRRb = AIS - IA - OE - BTD

Where:

BRRb: gross BRR.

AIS: Fixed assets in Service. IA : Use Index.

OE: Special Obligations.

BTD: 100% depreciated assets.

     The special obligations (OE) correspond to the resources of the consumer´s financial share and the budget subsidies from the Federation, federal, state or municipal funds. These are non-onerous liabilities and are not shareholder credits. They are updated upon the same criteria and indexes as those used to correct the assets entered in AIS. The depreciation of the assets acquired with funds from the special obligations is not computed in the calculation of the concessionaire´s required revenues. They are amortized in the accounting at the same depreciation rates, using an average rate defined from the tariff review.

     The use index corresponds to the percentage of use of the asset in the regulated service. It is calculated for land, buildings, facilities, machines and equipment.

The Capital Remuneration is calculated by Equation 40.

Equation 40 – Capital Remuneration

RC = (BRRl – RGR). rWACCpré + RGR . rRGR

Where:

RC: Capital remuneration BRRl: Net BRR.

RGR: RGR debt balance.

rWACCpre: Weighted average verified capital cost before taxes.

rRGR: RGR capital cost.

The Global Reversal Reserve (RGR) is a sector fund created by Decree No. 41.019/1957. This fund is used to finance the Program Luz Para Todos (PLpT), in addition to energetic

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efficiency projects within the National Program for Electric Power Preservation (Procel). The RGR cash to capital are also aimed at the system electric improvement and expansion works in the power generation, transmission and distribution areas.

     The verified WACC before taxes is defined as described in section 4.3.1. The remuneration rate of the RGR resources designed to the Program Luz para Todos (PLpT) was calculated in the 4th Cycle of Periodic Tariff reviews considering the spread of interest for correction of the permanent assets plus the administration rate and taking out the average IPCA in the period between May 2009 and April 2014. On its turn, the remuneration rate of RGR resources destined to Other Investments was calculated considering the average TJLP in the period between May 2009 and April 2014, plus the administration rate and taking out the average IPCA in the same period.

Net BRR, which WACC is applied on, is determined by Equation 41.

Equation 41 – Net Regulatory Remuneration Base

BRRl = AIS - DA - IAD - OEL + AO + TS

Where:

BRRl: Net BRR

DA: Accrued depreciation

IAD: Depreciated Use Index

OEL: Net special obligations

AO: Operation warehouse

TS: Land and Easement

     The accrued depreciation is calculated from the percentage entered in the books, by means of the date each asset entered in operation, calculated by the linear depreciation method (straight line). The identification of the accrued depreciation of each asset is done through the process of conciliation of the physical with the accounting record.

     The warehouse operation, related to operation and maintenance of machines, installations and equipment necessary for the provision of the service is composed of the average balance from the last twelve months of sub-accounts: (i) raw materials and inputs for generation of electric power, (ii) materials (except materials destined to sale, loans and residues or scrap), (iii) purchasing in progress and advance payment to suppliers, deducting the (i) provisions for impairment.

     To compose Portion B, in addition to the Capital remuneration and the regulatory reintegration quota, the Remuneration from Special obligations is also considered, which is calculated according to Equation 42.

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Equation 42 – Special Obligations Capital Remuneration

$$RC_{OE} = \frac{r_p - r_f}{1-t} \times 0,5 \times P \times \frac{CAOM}{CAOM + CAA - RC_{OE}} \times OES_b$$

Where:

RC_{OE}: Remuneration on Investments Made with Special Obligation resources

Special;

r_p: Equity cost (rated).

r_f: Risk-Free Asset Remuneration (rated).

P: Income Taxes and Contributions.

$CAOM$: Share of the Equity in the Total Capital.

CAA: Administration, Operation and Maintenance Costs.

Annual Costs of Assets.

OES_b: Gross special obligations.

In Portion B, there is also the Annual Cost of the Mobile and Portable Installations (CAIMI), which refers to the investments in a short recovery period, such as those made in hardware, *software*, vehicles and the whole infrastructure of buildings for administrative use. These assets compose the Regulatory Annuity Base (BAR), which is calculated by Equation 43. .

Equation 43 – Regulatory Annuity Base (BAR)

$$BAR = 2,7159 \times (AIS - IA)^{-0,167+1} \times (IPCA_1 / IPCA_0)^{0,167}$$

Where:

BAR: amount related to investments in non-electric assets (facilities, furniture and real estate).

AIS: Fixed Assets in Service approved in RTP.

IA: Use Index approved in RTP.

IPCA1: value of IPCA on the RTP date.

IPCA0: value of IPCA on 1/1/2015.

Then, BAR is segregated in rental, vehicles and systems, considering the proportions indicated in Table 55.

Asset Group	(% BAR)
Lease (BAR_A)	45%
Vehicles (BAR_V)	12%
Systems (BAR)	43%

Source: Sub-module 2.3 of PRORET by ANEEL

CAIMI is calculated with remuneration on 50 of the investment, and it is composed by the sum of the rental, vehicles and information systems groups. The annual cost of the rentals groups is calculated by Equation 44.

Equation 44 – Annual Rental Cost (CAL)

$$CAL = BAR_A \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2} \right]$$

Where:

CAL: Annual Rental Cost;

BAR_A: Amount of the regulatory annuity base related to the investments considered for infrastructure of real estate for administrative use;

VU: Service life 27.9 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, namely, 75 related to TUC (Type of Registration Unit) "230.01 – General Equipment – furniture and utensils"; and 25% related to TUC "215.09 - Buildings – others".

The annual cost of vehicles is calculated by Equation 45.

Equation 45 – Annual vehicle Cost (CAV)

$$CAV = BAR_V \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2} \right]$$

Where:

CAV: Annual cost of vehicles;

BAR_V: Amount of the regulatory annuity base related to the investments in vehicles;

VU: Service life 7 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, related to TUC "615.01 – Vehicles".

The annual cost of the group of information systems is calculated by Equation 46

Equation 46 – Annual Cost of Information Systems (CAI)

$$CAI = BAR_I \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2} \right]$$

Where:

CAI: Annual Cost of Information Systems;

BARI: Amount of the regulatory annuity base related to the investments in information systems;

VU: Service life 5.3 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, namely 70   related to TUC "535 – *Software*"; and 30% related to TUC "235 – General Information Equipment".

b) Methodology for Forecast of BRR and Assumptions

Below, we will demonstrate how we forecasted the Regulatory Remuneration Base (BRR) of the Company. The forecast model used the data in the following asset evaluation reports as initial source:

- Evaluation report prepared by Levin (delivered on 06/30/2017), which considered reopening of the base of assets unified by the base date of the 3rd RTP and the evaluation of the base of assets unified between the 3rd RTP and Feb/17.
- Evaluation report prepared by Levin (delivered on 6/19/2017), which considered the base of assets by the 3rd RTP in a closed way and the evaluation of the base of assets unified between the 3rd RTP and Feb/17.

In the model, different forecast criteria were considered for the base of assets unified by Feb/17 (called Closed BRR in the model) and for the unification done after Feb/17 and new investments (called Additional BRR in the model). The closed BRR is coming from the information presented in the evaluation reports, while the additional BRR is determined based in the information about the new investments forecasted for the 30 years of concession.

The **Frozen Asset Base** starts from the values considered in the Evaluation report (delivered on 06/30/2017), defining the deduction of the difference between AIS of the full BRR available in this Evaluation report at 20.1   , R$ 3.236 billion, and AIS of the Closed BRR of the Evaluation report prepared by Levin before (delivered on 6/19/2017), R$ 1.338 billion in the AIS related to the period between the 3rd RTP and Feb/17, resulting in AIS of R$ 1.898 billion as shown in Table 56.

Integral AIS BRR - Current Report (I)	3,236,890,937
Shielded AIS BRR in the 3rd RTP - Previous Report (II)	1,338,665,335
Portion of AIS to be disallowed (III) = (I) - (II)	1,898,225,603
% Disallowed (IV)	20,1%
AIS Considered in the Model in Feb/2017 (V) = (II) + (III) x [1-(IV)]	**2,854,818,325**

Source: Own Elaboration

The deductions were calculated from the ratio between the final AIS (VOC) and the initial AIS (VOC) (without deductions) of the Additional BRR of the 3rd RTP of the distributors from the Eletrobras group, as presented in Table 57.

Companies	AIS VOC Incremental (final)	AIS VOC Incremental (initial)	% Disallowance
Cepisa	835,842,143	897,473,190	6,9%
Ceal	385,189,982	393,695,579	2,2%
Eletroacre	179,823,621	199,479,273	9,9%
Ceron	547,631,119	585,776,597	6,5%
Boa Vista	64,853,943	71,850,393	9,7%
AME	899,942,442	1,126,729,159	20,1%
Average			**9,2%**
Minimum			**2,2%**
Maximum			**20,1%**

Source: Own Elaboration

This deduction percentage reflects possible imperfections of the asset and unification controls, which in the recent past, have produced reduction of the regulatory BRR values. As it is about full BRR evaluation of the concessionaire, there is a risk of higher deduction than those verified in a normal process of evaluation of additional BRR. A full evaluation involves assets, which have been unified far in the past, beyond the additional period from 2013 to 2017, which makes survey of information and physical-accounting conciliation difficult. The scope of the reevaluation work is bigger, covering a high number of assets and records, and increases the evaluator´s efforts. Furthermore, full evaluation of BRR is not normal, once since the 2nd cycle, ANEEL adopts additional evaluation of the assets, which intensifies care in a complete process inspection.

Considering these factors, which increase the risk of deduction, we adopted the following criterion to establish this deduction percentage:

· For companies with deductions under the average, the average percentage of deductions (9.2%) was considered.

· When the company had percentage of deductions above the average, the average between the company´s percentage and the maximum percentage of deductions (20.1%) was used.

AmE fits the latter case, obtaining deduction at 20.1%.

     The values considered as starting point in the closed BRR in Feb/17 are presented in Table 58.

Table 58 – Values of BRR Considered Starting Point in the Closed BRR in Feb/17

Report
Description
Feb/17
(1) Fixed Asset in Service (New Replacement Value)	2,854,818,325
(2) integral Use Index	2,534,440
(3) Special Obligations	1,042,606,574
(4) totally depreciated Assets	385,339,677
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	1,424,337,634
(6) Accumulated Depreciation	1,331,893,507
(7) Net AIS (Market value in Use)	1,522,924,818
(8) Depreciated Utilization Index,	2,409,306
(9) Value of the Remuneration Base (VBR)	1,520,515,512
(10) Warehouse in Operation	36,548,280
(11) Deferred Asset	0
(12) Net Special Obligations,	945,036,789
(13) Land and Easements	39,862,188
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	651,889,191
(15) RGR PLPT Balance	0
(16) RGR Other Investments Balance	187,961,705
(17) Depreciation Rate	3,61%
*The values of RGR balance and depreciation rate were estimated, because they were not stated in the evaluation report prepared by Levin (delivered on 06/30/2017).
Source: Own Elaboration

     From the values considered in Table 58, he monthly transactions of the Closed BRR is determined by financial update by IPCA and the deduction of depreciation and write-off related to the assets, which entered in operation by Feb/17. The forecast of the Closed BRR account was made as described below:

· AIS: evolves upon deduction of write-off of assets and update by IPCA.

· Write-off of assets: the average rate of Write-offs/AIS verified from the information in the Evaluation report prepared by Levin (delivered on 6/19/2017) in the period between the 3rd RTP and Feb/17 was applied to AIS every month.

· Full Use Index (R$): evolves with IPCA.

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Gross Special obligations: evolve upon deduction of write-off of special obligations (OEs) and update by IPCA. Write-off of special obligations was forecasted by applying, to AIS of each month, the average rate of OE write-offs informed by the company on AIS in the period between the 3rd RTP and Feb/17. Write-off of special obligations was converted into VNR (New Replacement Value50). VOC (Original Accounting Value51) conversion into VNR is done by means of the AIS (VNR) / AIS
(VOC) relation of the in the 3rd RTP, which resulted in 0.49. AIS (VNR) is the approved value of AIS in the 3rd RTP of the company. AIS (VOC) comes from the worksheet “Calculation Report - Capital Cost - Factor X” (made available by ANEEL in AP No. 040/2010) adding the VOC informed by the company for Additional BRR
from	the 3rd RTP to AIS value.
100% Depreciated assets: application of an average growth rate determined from the evolution of the monthly accounting balance of the assets, which have been 100% depreciated, considering the average depreciation rate of each asset and the residual value in the database in Feb/17 informed by the concessionaire.
Accrued depreciation: updates the previous accrued depreciation by IPCA, adds the monthly depreciation and takes the write-off depreciation out.
o	Monthly Depreciation: Gross BRR multiplied by the average depreciation rate.
o	Write-off Depreciation: application of the average write-off depreciation percentage verified in the Evaluation report prepared by Levin (delivered on 6/19/2017) on the value of write-offs in the forecasted month.
Average Depreciation Rate: the depreciation rate drops from the average level determined in Feb/17, considering the increase of the average service life of the assets.
o	In Feb/17 the weighted average between the depreciation rate of each asset and its weight in the residual AIS (AIS deducting 100% depreciated assets) verified in the Evaluation report prepared by Levin (delivered on 06/30/2017) was considered, resulting in 3.59%.
o	After Feb/17, the rate drops from the average level of 3.59%, because the assets are becoming 100% depreciated (or are written off). The purpose is to estimate which the expected level at the end of the forecast is (2048). For this purpose, we used accounting data made available by the concessionaire in Feb/17 again, forecasting the residual AIS year by year. Then, we calculated the average depreciation rates of the assets, weighting the depreciation rates of each asset by its weight in the residual AIS. Once the rate expected in 2048,

50 Equivalent to the valuation by DORC in the ANEEL case.

51 Equivalent to the valuation by CCV in the ANEEL case.

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2.49%, was obtained, we interpolated the values between Feb/17 and Dec/2048.

· Operation warehouse: proportion of the Operation warehouse account in relation to the gross BRR of the Evaluation report prepared by Levin (delivered on 06/30/2017) applied to the gross BRR of the forecasted month.

· Depreciated Use Index (R$): segregation of the percentage of assets, which are not land, in the amount of Full IA, using the proportion of the amount of assets in IA of BRR of the 3rd RTP, which are not land.

o In the proportion of the land use index, the annual depreciation rate is not applied.

o The annual depreciation rate is applied to the proportion of the use index of the other assets.

· Net special obligations: update of the net special obligation accumulated by the previous month by IPCA, deduction of the Special obligations write-offs from the current month and depreciation of the result.

· Deferred Assets: if any, they evolve with IPCA.

· Land and Easement: evolves with IPCA.

· RGR Balance (PLpT): initially, the RGR Balance (PLpT) was financially updated by IPCA and the depreciation from the period between the 3rd RTP and Feb/17 was deducted. In the subsequent months, the forecast was made by updating the balance until the previous month by IPCA and depreciation of the result.

· RGR Balance (Other Investments): initially, the RGR Balance (Other Investments) was financially updated by IPCA and the depreciation from the period between the 3rd RTP and Feb/17 was deducted. In the subsequent months, the forecast was made by updating the balance until the previous month by IPCA and depreciation of the result.

     The transaction of Additional BRR (new investments) was made by means of addition of assets forecasted for the period after Feb/17, deducted from the write-offs related to these assets. The forecast of the Additional BRR account was made as described below:

· New Assets (Investments): addition of assets from the current month added to the update (IPCA) of the amount accumulated until the previous month, deducting the write-offs of asset, which entered in operation after the base date Feb/17 The forecast was made using the investments presented in section 4.3.7, deducted at 5%. Lower percentage of deductions was considered in the forecast period considering that the additional efforts for asset management and modernization of the asset and unification controls will increase the consistency of the information and reduce the differences, which generated these regulatory deductions.

· Asset Write-offs:

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o	By Feb/27: null, considering the reduced probability of the assets to be written off in the first 10 years.
o	Between Mar/27 and Feb/32: 1/3 multiplied by the Write-off/AIS ratio of the Closed BRR.
o	Between Mar/32 and Feb/42: 2/3 multiplied by the Write-off/AIS ratio of the Closed BRR.
o	From Mar/42 on: full ratio of Write-off/AIS of the Closed BRR.
Gross special obligations: additions of special obligations and update by IPCA. The compensation amounts for indicator violation, forecasted between 2019 and 2023, were added to this account following the provisions in Sub-Clause One of Clause Nineteen, which stipulates Transitory Provisions in Technical Note No. 182/2017.

100% Depreciated assets: it was considered null by Feb/32, given the insignificant proportion of assets, which become 100% depreciated in the period. After this date, scaling was done as follows:
o	Between Mar/32 and Feb/37: 1/3 multiplied by the average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North- East Regions in the 3rd CRTP. The following were companies considered: Celtins, Energisa Borborema, Celpe and Cemar.
o	Between Mar/37 and Feb/42: 2/3 multiplied by the average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North- East Regions in the 3rd CRTP.
o	From Mar/42 on: average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North-East Regions in the 3rd CRTP. It was considered that in 25 years, the companies from the Eletrobras Group will be with level of 100% depreciated assets similar to that of the compared

Full Use companies Index (R$): in the multiplication North and the of AIS North-East (new assets) Regions. from each month by the Use Index/AIS ratio verified in BRR in the Evaluation report prepared by Levin (delivered on 06/30/2017).
Accrued depreciation: update of the accrued depreciation prior to IPCA and addition of the monthly depreciation.
Average depreciation rate: the weight of the investments made available in the Quinquennium Investment Plan (PIQ) from 2018 to 2022, presented in Front 5 Report was considered per group of assets and their respective depreciation rates. The segregation of each investment per registration unit of the asset base was done according to the big items (ex: substation busbars, power transformers, reclosers, conductors, etc.), when possible. Thus, the average depreciation rate coming from the investments provided in PIQ was obtained, which resulted in 3.59% of the AIS, as it can be observed in Table 59. This rate was kept constant along the 30 years of concession.

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RegistryUnit	AIS*	Weight AIS	Dep. Rate
Bus	R$470,186,360	14.0%	2.50%
Conductor/Pole and Tower	R$836,180,591	24.9%	2.70%
Power Transformer	R$176,502,600	5.2%	2.86%
Equipment and Bus Support Structure	R$10,019,200	0.3%	3.13%
Chamber and Tunnels / Switch / Reactive Compensator / Floodgate / Building / Generator / Transformer / Improvements	R$830,186,551	24.7%	3.33%
Conductor / Pole and Tower / Panel, Control Panel and Cubicle / Unit Substation	R$505,100,986	15.0%	3.57%
Conduct and Channel / Boiler Meter / Recloser / Water Supply System / Drainage System / Sewer System Lighting and Power System / Distribution Transformer	R$117,786,760	3.5%	4.00%
Voltage Regulator / Measuring Transformer	R$3,783,925	0.1%	4.35%
Capacitor Bank / Communication and Protection System	R$34,668,891	1.0%	5.00%
Storage, Waste Handling and Transport / Capacitor Bank / Switch / Fiber Optic / Combustion Engine / Communication System / Protection and Automation System / Radio Communication System	R$25,252,076	0.8%	6.67%
Meter	R$353,296,624	10.5%	7.69%
Total	**R$3,362,964,562**	**100.0%**	**3.59%**

* Estimated AIS (Fixed Assets in Service) related to the investments provided in PIQ (Jan/18 and Dec/22). Investments are in real currency at prices from April 2017. These do not include assets from the vehicles, general information equipment and systems groups. Source: Own Elaboration.

- Net special obligations: update of the net OE from the previous month, addition of OE and depreciation of the result. The amounts for demand surplus and reactive excess by Oct/16 and for compensation of indicator violations occurred between 2019 and 2023 were added to this account, following the provisions in Sub-Clause One of Clause Nineteen, which stipulates Transitory Provisions in Technical Note No. 182/2017.
- RGR Balance (PLpT): update of the balance of the previous month by IPCA, addition of assets with RGR funds and depreciation of the result.
- RGR Balance (Other Investments): update of the balance of the previous month by IPCA, addition of assets with RGR funds and depreciation of the result..

For each forecasted RTP, the values determined for the total Base, composed of the sum of the Closed BRR and the Additional BRR in the RTP baseline month (6 months before RTP), are used. Specifically for Operation warehouse, the average balance from the 12 months before the base line are used. From the month, when the Closed BRR is extinct, there are only the Additional BRR accounts (except for the Land and Easement account).

Regarding the forecast of the remuneration rates (WACC and RGR), as ANEEL defines that at every 3 years, the calculations shall be updated, the tariff reviews are made as of 2018, already considering new remuneration rates.

The tariff reviews made between 2018 and 2020 will consider the average of the items in their composition in the previous 5 years in the calculation of the RGR remuneration rate (2013 to 2017 in the example). Likewise, between 2021 and 2023 new rates will be considered, calculated based on the period between 2016 and 2020. This process is repeated until 2048.

The assumptions for the forecast of the items in the composition of remuneration rates of the resources obtained by RGR destined to PLpT and Other Investments can be seen in Table 60.

Table 60 – Assumptions for Index and Rate Forecast

Projection Index/Rate	
IPCA	• Projection up to 2021: projection provided by the Central Bank (Series Market Expectations) of March 3, 2017. • Projection after 2021: maintenance of annual inflation of 2021 per month.
RGR/PLPT	• Maintenance of the interest rate spread on permanent assets of the 4th cycle (5.00%). • Maintenance of the administratiþn rate of the 4th cycle (1.42%).
RGR/Other Inv.	• Maintenance of the risk credit of the 4th cycle (2.80%). • Update of the TJLP considering a convergence of the rate until 2023, to the pre-crisis value (of 2011) of 6.00%. The rate of 6.00% is maintained as of 2023.

Source: Own Elaboration

presents the forecast made for TJLP, used in the remuneration rate of the resources obtained by RGR destined to Other Investments. The TJLP update considers convergence of the rate by 2023, to the pre-crises value (from 2011) of 6.00 . As of 2023, the 6.00 rate is kept. The forecast was based on the long-term estimations made by Banco Bradesco[52].

Table 61 – TJLP Forecast

Date	2017	2018	2019	2020	2021	2022	2023	. . .	2046	2047
Annual TJLP	7,35%	7,10%	6.85%	6.60%	6,35%	6,10%	6,00%		6,00%	6,00%

Source: Banco Bradesco

52 Available at: https://www.economiaemdia.com.br/vgn-ext-templating/v/index.jsp?vgnextoid=065098037f782310VgnVCM100000882810acRCRD&vgnextfmt=default. Accessed on 03/13/2017.

     In the forecast of the Annual Fixed Facilities Cost, the same parameters, currency used by ANEEL were considered, changing only AIS and the use index of each RTP and updating IPCA to the date of each future RTP.

     In the forecast for special obligation remuneration, the values of the other items of Portion B of each forecasted RTP were considered, as well as those of the parameters of the rates risk-free rate, rated equity cost and equity share, according to the forecasted regulatory WACC, which was presented in section 4.3.1.

c) Results

     The results for the Regulatory Reintegration Quota forecast for the subsequent RTPs until 2043 can be seen in Table 62.

Table 62 – Forecast of Regulatory Reintegration Quota in RTPs

	3rd RTP	Report	4th RTP	5ªRTP	6th RTP	7th RTP	8th RTP	9th RTP
Description
	Nov/13	Feb/17	Nov/19	Nov/23	Nov/28	Nov/33	Nov/38	Nov/43
(1) Fixed Asset in Service (New Replacement Value)	1,136,613,078	2,854,818,325	4,092,972,695	6,735,255,578	9,018,101,773	12,056,774,115	10,943,832,727	14,967,777,855
(2) integral Use Index	1,947,971	2,534,440	3,767,338	6,409,764	8,914,684	12,239,022	9,715,676	13,288,039
(3) Special Obligations	648,521,135	1,042,606,574	1,093,433,061	1,163,108,150	1,212,803,759	1,243,898,416	72,746,864	89,490,713
(4) totally depreciated Assets	123,383,242	385,339,677	516,506,497	836,605,514	1,529,907,674	3,171,246,021	1,016,182,192	2,084,734,346
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	362,760,730	1,424,337,634	2,479,265,799	4,729,132,150	6,266,475,657	7,629,390,655	9,845,187,995	12,780,264,757
(17) Depreciation Rate	3,68%	3,61%	3,55%	3,53%	3,53%	3,59%	3,59%	3,59%
(18) Regulatory Reintegration Quota = (17) * (5)	13,356,850	NA	87,971,448	166,734,751	221,103,851	273,978,058	353,741,851	459,200,425
Source: Own Elaboration

     The results for the Equity Remuneration forecast for the subsequent RTPs until 2043 can be seen in Table 63.

Table 63 – Forecast for Equity Remuneration without Special obligations in RTPs

	3rd RTP	Report	4th RTP	5ªRTP	6th RTP	7th RTP	8th RTP	9th RTP
Description
	Nov/13	Feb/17	Nov/19	Nov/23	Nov/28	Nov/33	Nov/38	Nov/43
(1) Fixed Asset in Service (New Replacement Value)	1,136,613,078	2,854,818,325	4,092,972,695	6,735,255,578	9,018,101,773 12,056,774,115 10,943,832,727 14,967,777,855
(6) Accumulated Depreciation	300,430,625	1,331,893,507	1,574,774,661	2,274,777,293	3,644,131,118	5,620,164,669	5,363,895,831	8,862,477,321
(7) Net AIS (Market value in Use)	836,182,453	1,522,924,818	2,518,198,035	4,460,478,285	5,373,970,655	6,436,609,446	5,579,936,896	6,105,300,534
(8) Depreciated Utilization Index	1,435,183	2,409,306	3,767,338	6,409,764	8,914,684	12,239,022	9,715,676	13,288,039
(9) Value of the Remuneration Base (VBR)	834,747,270	1,520,515,512	2,514,430,696	4,454,068,521	5,365,055,971	6,424,370,424	5,570,221,220	6,092,012,494
(10) Warehouse in Operation	9,043,577	36,548,280	55,472,002	117,013,107	157,375,945	193,042,717	245,789,901	320,534,665
(11) Deferred Asset	0	0	0	0	0	0	0	0
(12) Net Special Obligations,	590,193,452	945,036,789	901,777,467	808,021,256	642,298,373	446,641,376	39,863,920	40,964,222
(13) Land and Easements	3,618,710	39,862,188	44,842,091	52,976,131	65,169,431	80,169,212	98,621,432	121,320,724
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	257,216,105	651,889,191	1,712,967,323	3,816,036,504	4,945,302,974	6,250,940,977	5,874,768,634	6,492,903,661
(15) RGR PLPT Balance	0	0	0	0	0	0	0	0
(16) RGR Other Investments Balance	167,425,575	187,961,705	195,137,542	200,910,857	209,963,032	221,473,513	235,672,877	252,865,041
(19) Actual WACC before tax	11,36%	NA	11,34%	11,34%	11,34%	11,34%	11,34%	11,34%
(20) Actual RGR/PLPT rate	1,35%	NA	0,00%	1,13%	2,10%	2,10%	2,10%	2,10%
(21) RGR Other Investments Rate	3,62%	NA	2,00%	4,44%	4,40%	4,38%	4,38%	4,38%
(22) Capital Remuneration without Special Obligations (RCsOE)	16,261,010	NA	176,073,375	418,980,165	546,372,898	693,627,282	649,970,371	718,888,538
Source: Own Elaboration

     The results for the forecast of the Equity Remuneration of the Special obligations for subsequent RTPs until 2043 can be seen in Table 64.

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Table 64 – Forecast for Equity Remuneration of the Special obligations in RTPs

	3rd RTP	Report	4th RTP	5ªRTP	6th RTP	7th RTP	8th RTP	9th RTP
Description
	Nov/13	Feb/17	Nov/19	Nov/23	Nov/28	Nov/33	Nov/38	Nov/43
(3) Special Obligations	648,521,135	1,042,606,574	1,093,433,061	1,163,108,150	1,212,803,759	1,243,898,416	72,746,864	89,490,713
(23) Cost of Own Capital nominal (rp)	NA	NA	12,27%	12,27%	12,27%	12,27%	12,27%	12,27%
(24) Nominal Risk Free Rate (rf)	NA	NA	4,89%	4,89%	4,89%	4,89%	4,89%	4,89%
(25) Taxes and Contributions on Revenue(t)	NA	NA	34,00%	34,00%	34,00%	34,00%	34,00%	34,00%
(26) participation in Own capital	NA	NA	51,24%	51,24%	51,24%	51,24%	51,24%	51,24%
(27) CAOM / (CAOM+QRR+RCsOE+CAIMI)	NA	NA	54,07%	41,25%	41,23%	42,79%	50,15%	52,81%
(28) Special Obligations Remuneration	NA	NA	16,937,554	13,744,983	14,325,819	15,248,140	1,045,310	1,354,014
Source: Own Elaboration

     The results of the forecast of the Annual Fixed or Portable Facilities Cost for subsequent RTPs until 2043 can be seen in Table 65.

Table 65 – Forecast of the Annual Fixed or Portable Facilities Cost in RTPs

Description	Nov/13	Feb/17	Nov/19	Nov/23	Nov/28	Nov/33	Nov/38	Nov/43
(1) Regulatory Annuity Basis (BAR)	66,298,123	NA	284,369,986	442,744,218	584,460,874	770,591,784	735,964,800	988,914,821
(2) Annuity Basis - Infraestrutura de imóveis e móveis administrativos (BARA)	16,574,531	NA	127,966,494	199,234,898	263,007,393	346,766,303	331,184,160	445,011,669
(3) Annuity Basis - Vehicles (BARV)	16,574,531	NA	34,124,398	53,129,306	70,135,305	92,471,014	88,315,776	118,669,778
(4) Annuity Basis – Computer Systems (BARI)	33,149,062	NA	122,279,094	190,380,014	251,318,176	331,354,467	316,464,864	425,233,373
(5) Annuity - Infraestrutura de imóveis e móveis administrativos (CAL)	1,535,503	NA	11,844,171	18,440,547	24,343,126	32,095,584	30,653,351	41,188,862
(6) Annuity - Vehicles (CAV)	3,309,223	NA	6,810,263	10,603,104	13,997,019	18,454,594	17,625,326	23,683,125
(7) Annuity – Computer Systems (CAI)	8,137,407	NA	30,006,527	46,718,068	61,671,913	81,312,320	77,658,504	104,349,618
(8) CAIMI = (5)+(6)+(7)	12,982,133	NA	48,660,961	75,761,720	100,012,059	131,862,498	125,937,181	169,221,605
Source: Own Elaboration

4.3.9.Tariff Transactions

     From the composition of the items identified above, the values for Portion A and Portion B are forecasted and thus, the Required Revenues for each tariff year are determined.

There are some particularities in the tariff transactions between 2017 a 2019.

     In 2017, as stated in TN No. 149/2017 and TN No. 247/2017, the difference between the flexible regulatory level of the operational costs and that recognized in the tariff process from 2016 (difference calculated in TN No. 149/2017), updated by IPCA between the tariff process date from 2016 and the tariff process date from 2017, shall be added to Portion B. For 2018, first year of the new concession, it is assumed that the operational costs will be equal to those from 2017, updated by IPCA (this value will be reduced according to the bidding criterion).

In this context, the following was done:

(a) the value of the difference between the flexible regulatory of operational costs and that recognized in the tariff from 2016 was updated by accumulated IPCA and added to VPB in 2017;

(b) the tariff coverage of Operational costs in Portion B in 2017 was estimated, according to PRORET 2.2A, formula (1) of paragraph 13, section 3.1, presented above in this report in Equation 16;

(c) the new operational cost for 2017 was obtained by the sum of (a) and (b).

(d) the share of (c) in VPB for 2017 was applied to VPBo for 2018, obtaining an estimation of the operational costs coverage for 2018;

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(e) the IPCA accumulated in one year was applied, reducing the Factor X, to (c). The difference between this value and (d) was applied to VPB for 2018.

     In 2019, there will be extraordinary review. For its implementation, the tariff coverage of the Annual Asset Cost (CAA, composed of the sum of the equity remuneration, regulatory reintegration quota and annuity of the fixed and portable facilities) was estimated using a mechanism similar to that for the calculation of the operational cost tariff coverage. This value was excluded from VPB and the CAA forecast for 2019 was added. The forecast already includes the closed and the additional base reports.

     It shall also be pointed out that for the period between 2017 and 2022, the regulatory limits for Non-Technical Losses were made flexible, being replaced by the average between the verified Non-Technical Losses and the regulatory losses observed in 2016. This procedure was not adopted for AmE and Boa Vista Energia, because their technical losses were made flexible by the Approval of Resolution No. 2.184/2016.

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Table 66 – Estimations for Required Revenues, VPA and VPB for AmE (rated R$ million)
		RA1	VPA	VPB
Regulatory Year	Reference Period	Required Revenue	Value of Portion A	Value of Portion B
2017	Nov/16 - Oct/17	R$3,056,69	R$2,402,72	R$653,97
2018	Nov/17 - Oct/18	R$3,288,15	R$2,543,65	R$744,50
2019	Nov/18 - Oct/19	R$3,789,06	R$2,725,61	R$1,063,45
2020	Nov/19 - Oct/20	R$3,977,55	R$2,795,78	R$1,181,78
2021	Nov/20 - Oct/21	R$4,242,96	R$2,941,14	R$1,301,82
2022	Nov/21 - Oct/22	R$4,537,21	R$3,106,34	R$1,430,87
2023	Nov/22 - Oct/23	R$4,281,41	R$3,262,40	R$1,019,01
2024	Nov/23 - Oct/24	R$4,538,61	R$3,425,21	R$1,113,40
2025	Nov/24 - Oct/25	R$4,800,79	R$3,586,51	R$1,214,28
2026	Nov/25 - Oct/26	R$5,172,77	R$3,850,77	R$1,321,99
2027	Nov/26 - Oct/27	R$5,563,52	R$4,133,37	R$1,430,15
2028	Nov/27 - Oct/28	R$5,783,54	R$4,370,43	R$1,413,12
2029	Nov/28 - Oct/29	R$6,149,54	R$4,636,82	R$1,512,72
2030	Nov/29 - Oct/30	R$6,529,59	R$4,912,80	R$1,616,79
2031	Nov/30 - Oct/31	R$6,922,18	R$5,197,13	R$1,725,05
2032	Nov/31 - Oct/32	R$7,333,50	R$5,493,99	R$1,839,51
2033	Nov/32 - Oct/33	R$7,614,95	R$5,776,89	R$1,838,06
2034	Nov/33 - Oct/34	R$8,081,37	R$6,113,57	R$1,967,80
2035	Nov/34 - Oct/35	R$8,574,66	R$6,468,84	R$2,105,82
2036	Nov/35 - Oct/36	R$9,094,39	R$6,841,76	R$2,252,63
2037	Nov/36 - Oct/37	R$9,641,92	R$7,233,11	R$2,408,80
2038	Nov/37 - Oct/38	R$9,784,93	R$7,642,04	R$2,142,89
2039	Nov/38 - Oct/39	R$10,384,01	R$8,097,55	R$2,286,47
2040	Nov/39 - Oct/40	R$11,017.21	R$8,578.26	R$2,438.95
2041	Nov/40 - Oct/41	R$11,685.54	R$9,084.63	R$2,600.91
2042	Nov/41 - Oct/42	R$12,390.90	R$9,617.95	R$2,772.95
2043	Nov/42 - Oct/43	R$12.859,90	R$10,151.64	R$2,708.27
2044	Nov/43 - Oct/44	R$13,623.34	R$10,740.13	R$2,883.21
2045	Nov/44 - Oct/45	R$14,429.73	R$11,360.77	R$3,068.96
2046	Nov/45 - Oct/46	R$15,280.31	R$12,014.08	R$3,266.23
2047	Nov/46 - Oct/47	R$16,177.51	R$12,701.66	R$3,475.84
Source: Own Elaboration

     Adopting the hypothesis that the financial components will be neutral along the period, the tariff transactions are obtained by direct comparison of the required revenues to the revenues observed in the reference period. The graph below shows the variations of tariff transactions observed in the analyzed period.

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Graph 25 – Tariff Transactions (%)

15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
12.5%
5.6%
1.0%
9.1%
-0.1%
1.7%
2.2%
-9.6%
1.8%
1.8%
3.9%
3.9%
0.6%
3.1%
3.1%
3.1%
3.1%
1.1%
3.4%
3.5%
3.5%
3.5%
-0.9%
3.7%
3.7%
3.7%
3.7%
1.5%
3.7%
3.7%
3.7%
3.7%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Own Elaboration

As indicated in Technical Note No. 247/2017, the payments related to the loans taken with RGR related to the designation period will be obtained tariff recognition as components of Portion A.

Given that this tariff recognition follows the concept of neutrality, the component was not considered in the calculation of Portion A, once its compensation was also not taken into consideration for the purposes of this evaluation.

5. Analysis of the Distributor

     The Company's corporate social responsibility and objective is to design, build and operate the public distribution service to final consumers of electricity, as well as services that may be granted or authorized by any laws and activities associated with the public utility, to provide technical services and expertise to determine what inputs and outputs are needed to achieve the company goals, being such activities regulated and supervised by the Brazilian Electricity Regulatory Agency - ANEEL, an entity related to the Ministry of Mines and Energy – MME.

     The Company held the concession to operate public electricity distribution services, pursuant to Concession Agreement no. 20/2001, entered into on 03/21/2001 which had four additive terms, respectively, on October 17, 2005, on November 4, 2008, on June 8, 2010 and December 10, 2014, effective until July 7, 2015,

     On July 22, 2016, the 165th Extraordinary General Meeting of Centrais Elétricas Brasileiras SA - Eletrobras, resolved not to extend the concessions of Eletrobras Energy Suppliers, including Amazonas Distribuidora de Energia SA (jointly referred to as "Company” or “Distributor"),

     The ordinance of the Ministry of Mines and Energy no. 420, dated August 3, 2016, designated the Company as the Responsible for the Provision of the Public Service for the Distribution of Electric Power, with a view to guaranteeing the continuity of the public electricity service in the area concession of the State of Amazonas until the assumption of a new concessionaire,

     It should be highlighted that the Company operates in a region that, due to its geographic characteristics, extensive areas and low population concentration is distinguished from other regions of the country. The company’s thermoelectric plants are fueled with fuel oil and represent the main source of electricity supply with a significantly higher cost. In view of the interconnection of the isolated system in the northern region, AmE was subject to the restrictions set forth in paragraph 5 of Article 4 of Law 9,074 of July 7, 1995 ("Law No, 9,074"), according to which concessionaires of public service of electricity distribution can not develop activities of generation or transmission of electric energy, in order to fit the company into Brazilian electricity sector legislation, the Company's management decided to implement the vertical disintegration process which consists in segregating the assets and liabilities of generation and transmission of the capital from the energy distribution activities, so that in the end, Eletrobras Holding controls the new operating company created especially to concentrate the activities of generation and transmission in Amazonas.

     The evaluation of the Distributor assumes that a new concession agreement will be signed with the granting authority on 03/01/2018. At the end of the fiscal year in December 2016 the Company recorded a loss in the amount of R$ 13,974,676, shareholders' equity (uncovered liability) in the amount of R$ 9,370,147 and loss for the year on December 31, 2016 of R$ 5,003,331 thus requiring funds to meet the short-term debt, consequently, the Company's continuity depends on the financial support of the controlling shareholder and / or maintenance of sources of financing by third parties.

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5.1. Historical Financial Statements

The period considered in the retrospective analysis of the results and equity evolution of the distributor corresponds to the period between the years 2014 and 2016. The following indicators are based on the company's non-diligent historical financial statements.

Figure 23 – Historical Financial Indicators

Financial indicators	2014	2015	2016
Total Financial Debt to Total Assets	0.24	0.19	0.29
Long term financial debt to Total Assets	0.19	0.17	0.27
Current Ratio	1.17	0.57	0.32
Net Revenues growth	n.a.	-27.4%	1.9%
Costs growth	n.a.	0.4%	-10.6%
Expenses growth	n.a.	-137.2%	623.6%
Gross margin	15.2%	-17.3%	-2.9%
EBITDA margin	31.6%	-28.4%	-100.9%
Net Margin	-9.5%	-89.4%	-186.1%

In order to evaluate the distributor's leverage and its capacity to honor short-term debt, three indicators were analyzed: total debt to total assets, long-term debt to total assets and liquidity ratio.

It is observed that AmE presents low debt indexes, in addition to their relative stability over the last years, It is worth highlight that debt analyses based on the non diligent financial statements do not include the impacts of reclassifications of working capital items that have debt nature, such as the balance of obligations with suppliers in arrears, particularly high for the Company. Considering the due diligence adjustments (shown below of this section), it is noted that the company's actual debt is considerably high. In addition, the company's liquidity ratio fell significantly between 2014 and 2016 mainly due to the significant growth in the balance of short-term obligations with suppliers and the provisions made as a result of onerous contracts entered into by the company.

In relation to the company's operating performance, the growth rates of net operating revenue and operating costs and expenses were analyzed. For the distributor's net revenue it was observed a negative annual growth rate ("CAGR") of -14.00 in the period observed, accompanied by a CAGR of -5.24 for costs. Due to reversals of provisions for impairment losses, the operating expenses amount reported for 2014 was positive, which makes it impossible to analyze CAGR. In any case, there was an expressive increase in the expenses item of the company in the period observed. The process of the evolution of the company's revenues and expenditures directly impacted the profitability indicators presented and discussed below,

AmE's gross margin sharply declined over the last three years, from 15.2 in 2014 to -2.9 in 2016. The same downward trend was observed for the EBITDA margin and net margin indicators, which started at 31.6 and -9.5 in 2014 and reached -100.9 and -186.1 in 2016, respectively.

The items in the historical financial statements (unaudited) of the company are available as a basis for the analysis of the evaluated indicators, bellow.

Figure 24 – Summarized Income Statements

Income Statement (R$ thousand)	2014	2015	2016
Net Revenues	3,610,036	2,620,768	2,669,847
Total Costs	(3,060,129)	(3,072,953)	(2,747,664)
Gross profit	**549,907**	**(452,185)**	**(77,817)**
Operational Expenses	320,676	(439,947)	(2,743,365)
EBITDA	**1,139,242**	**(744,425)**	**(2,694,327)**
Depreciation and Amortization	(268,659)	(147,707)	(126,855)
EBIT	**870,583**	**(892,132)**	**(2,821,182)**
Financial result	(1,218,442)	(1,210,594)	(1,957,351)
Non-operating income	5,125	(241,322)	(189,281)
EBT	**(342,734)**	**(2,344,048)**	**(4,967,814)**
Income tax	-	-	-
Net Income / (loss)	**(342,734)**	**(2,344,048)**	**(4,967,814)**

Figure 25 – Summarized Balance Sheet

Summarized Balance Sheet (R$ thousand)	2014	2015	2016
Total financial debt	3,491,079	2,579,321	3,156,727
Long term financial debt	2,769,716	2,304,572	2,931,523
Total assets	14,487,213	13,902,698	11,038,442
Current assets	3,966,436	3,224,004	2,015,807
Current liabilities	3,399,987	5,671,611	6,256,237

The audited Historical Financial Statements of the Company are presented below. In addition, the analyses carried out in the accounting due diligence conducted in an integrated manner to the economic-financial evaluation process as well as financial indicators related to the fiscal year of 2016 are arrange.

Figure 26 - Balance Sheet

Assets

Liabilities

In R$ thousand	Dec-15	Dec-16
Suppliers - short term	5,168,720	4,819,380
Loans - short term	141,777	88,542
Commercial lease - short term	132,972	136,662
Taxes and contributions	69,184	93,433
Estimated obligations	32,632	42,298
Financial liabilities	19,288	103,157
Onerous Concession - short term	-	812,694
Other liabilities - short term	107,038	160,071
Current liabilities	**5,671,611**	**6,256,237**
Suppliers - long term	7,648,126	8,055,796
Loans - long term	1,185,389	1,898,681
Accounts payable to related parties - long term	-	158,036
Advance for future capital increase (AFAC)	-	117,446
Commercial lease - long term	1,119,183	1,032,842
Post-employment benefit - long term	921	2,160
Provisions for lawsuits	316,138	1,630,713
Indemnification obligations - long term	2,150,827	1,157,893
Other liabilities - long term	174,101	63,270
Non-current liabilities	**12,594,685**	**14,116,837**
Capital stock	4,610,171	4,610,171
Adjustment for equity assessment	(2,421)	(5,642)
Accumulated losses	(8,971,348)	(13,939,162)
Net equity	**(4,363,598)**	**(9,334,633)**
Total liabilities	**13,902,698**	**11,038,441**

Source: Audited trial balances

Figure 29 – Working Capital

In R$ thousand	Dec-16
Clients – short term	609,707
Taxes and social contributions – short term	22,495
Indemnification right – short term	897,600
Inventory	122,987
Financial assets	77,062
Other assets – short term	185,907
Suppliers - short term	(4,819,380)
Taxes and contributions	(93,433)
Estimated obligations	(42,298)
Financial liabilities	(103,157)
Other liabilities – short term	(160,071)
Reported net working capital	(3,302,581)
CCC past due and installment payment amounts to be received	(5,709)
Suppliers with past due credits	1,141,024
Reclassification of related parties	(40,144)
Other liabilities – short term	147,256
Electricity for own consumption	(1,276)
Inventory with low recoverability expectation	(1,965)
Clients with past due and installment payments	(84,988)
Other assets – short term	(40,761)
Reclassification and adjustments	**1,113,437**
Adjusted net working capital	(2,189,144)

Source: Financial Due Dilligence Report

Figure 30 – Net Debt

In R$ thousand	Dec-16
Cash and cash equivalents	71,343
Securities - TVM	28,706
Loans – short term	(88,542)
Loans – long term	(1,898,681)
Commercial lease - short term	(136,662)
Commercial lease - long term	(1,032,842)
Net financial indebtedness	**(3,056,678)**
Taxes and social contributions - long term	1,421,805
Collaterals and deposits in court - long term	413,730
Indemnification right - long term	3,573,069
Suppliers - long term	(8,055,796)
Accounts payable to related parties - long term	(158,036)
Post-employment benefit - long term	(2,160)
Provisions for lawsuits	(1,630,713)
Indemnification obligations - long term	(1,157,893)
Other liabilities - long term	(63,270)
Other debt items	**(5,659,264)**
Reported net indebtedness	**(8,715,942)**
CCC past due and installment payment amounts to be received	5,709
Suppliers with passt due credits	(1,141,024)
Reclassification of related parties	40,144
Other liabilities - short term	(147,256)
Restricted cash balance	(658)
Reclassification and adjustments	**(1,243,085)**
Adjusted net indebtedness	(9,959,027)

Source: Financial Due Dilligence Report

Figure 31 – Due Diligence Financial Indicators

Amazonas	2016
EBITDA Margin	**-43.30%**
Net Debt / Net Revenues	**3.7 x**
Working Capital / Net Revenues	**-82.00%**

Source: Financial Due Diligence Report

6. Valuation

6.1. Methodology

This method estimates the value of a company or business based on the net present value of the projected cash flows for that company or business. The projections consider the cash inflows and outflows, including investments required for the maintenance and/or expansion of the Company, treating the business as a going concern. These projections are related to the business plan developed by the administration of the Company, the prospects of the electric sector in Brazil, as well as macroeconomic considerations. The final valuation under the DCF method reflect the value of tangible and intangible assets and liabilities that contribute for the future free cash flows of the Company.

The Free Cash Flow to the Firm (FCFF) approach was adopted, where the cash flows from operational and investment activities are considered, but not debt or financing activities. The net present value of the projected FCFF was calculated using a discount rate equivalent to the Company's weighted average cost of capital, resulting in a total operational value of the company ("Enterprise Value", or "EV"). The Company's Net Debt is subtracted from the EV as are the non-operational assets and liabilities, resulting in a valuation of 100% of the company's shares ("Equity Value").

6.2. Discount rate

The discount rate was calculated using the weighted average cost of capital (WACC) methodology. This methodology considers the cost of equity and the cost of debt, weighted by the Company's leverage ratio after taxes according to the equation below:

$$WACC = Kd \ x \ [1 - T] \ x \ \frac{D}{D + E} + Ke \ x \ \frac{E}{E + D}$$

Where:

WACC = Weighted Average Cost of Capital;

K_d = Cost of Debt;

K_e = Cost of Equity;

D = market value of the firm's debt;

E = market value of the firm's equity; and

T = corporate tax rate

The cost of the debt was calculated based on the SELIC projections, provided by Boletim Focus – BACEN, presented in section 10.3. The spread over SELIC observed for the Brazilian electricity distributors average cost of debt was added to the SELIC projections.

The cost of Equity was estimated using the Capital Asset Pricing Model (CAPM). This methodology estimates the Cost of Equity based on the return of a risk-free asset plus a premium that represents the additional return required by shareholders to invest in the riskier asset.

The CAPM formula used is presented below:

$$Ke = \left[\frac{\left(1 + (Rf + \beta x MRP + CR)\right) x \, (1 + r_{BRL})}{(1 + r_{USD})} \right] - 1$$

Where:

K_e = Cost of Equity;

R_f = Risk-Free Rate: T-Bond 10Y - 10 years average yield (period from Dec/06 to Dec/16, source: Bloomberg);

r_{BRL} = Brazilian Inflation Rate: 10 years IPCA projections (Base Date: 12/31/2016, source: BACEN);

r_{USD} = US Inflation Rate: 10 years CPI projections
(Base Date: 12/31/2016, source: Congressional Budget Office of the United States);

MRP = Market Risk Premium
(source: 2016 Valuation Handbook - Guide to Cost of Capital);

CR = Country Risk: JP Morgan EMBI+ INDEX 10 years average
(*Emerging Market Bond Index*, period from Dec/06 to Dec/16, source: *Bloomberg*).

The available data for the comparable companies listed below was used to determine unlevered Beta and the projections of leverage ratio. The data was extracted from Bloomberg, according to the table below.

Table 67 - Unlevered Beta of comparable companies

Company	Unlevered Beta
ENERGISA	0.50
EQUATORIAL	0.58
COSERN	0.35
COELBA	0.17
COELCE	0.35
CPFL	0.56
EDP	0.66
ELETROPAULO	0.28
CEMIG	0.62
LIGHT	0.57
COPEL	0.56
CELESC	0.38
Average	**0.47**

     Due to the high leverage ratio expected for the initial projected years, the variable discount rate approach (rolling WACC) was used. This approach considers the impact of changes to the capital structure that occur during the projection period.

The following variable assumptions were considered for the rolling WACC projections:

· Brazilian inflation projected by BACEN (IPCA):

· American inflation projected by the Congress Budget Office (CPI); and

· Variable leverage ratio based on two selected groups of comparable companies (higher leverage ratio during the first years and lower leverage ratio by the end of the projection period).

Considering the projected variations of these parameters, the Discount Rates (rolling WACC) used to calculate the net present value of the projected cash flows are shown below:

		Figure 32 - Rolling WACC

Parameters:	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Rate Free from Risk (Rf)	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%
Country Risk	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%
Market Premium	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Unlevered Beta (²u)	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43
% Debt (Kd) - [D/(D+E)]	54.0%	50.7%	47.3%	44.0%	40.6%	37.3%	33.9%	30.6%	27.3%	23.9%	23.9%
% Equity (Ke) - [E/(D+E)]	46.0%	49.3%	52.7%	56.0%	59.4%	62.7%	66.1%	69.4%	72.7%	76.1%	76.1%
Taxes rate - IRPJ/CSLL	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Levered Beta (²L)	0.76	0.72	0.68	0.65	0.62	0.59	0.57	0.55	0.53	0.52	0.52
Size Premium	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Inflation - Brazil	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
Inflation – USA	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
Cost of Equity	12.62%	12.55%	12.22%	11.83%	11.55%	11.37%	11.21%	11.06%	10.93%	10.81%	10.81%
Selic	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
Spread	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%
Debt Cost	11.35%	9.71%	9.67%	9.51%	9.37%	9.37%	9.37%	9.37%	9.37%	9.37%	9.37%
Debt Cost – Post-Tax	7.49%	6.41%	6.38%	6.28%	6.18%	6.18%	6.18%	6.18%	6.18%	6.18%	6.18%
WACC in current BRL (Post-Tax)	9.85%	9.44%	9.46%	9.39%	9.37%	9.44%	9.50%	9.57%	9.64%	9.71%	9.71%

6.3. Assumptions

General Considerations

     The valuation approach employed was a Discounted Cash Flow using Free Cash Flow to the Firm (FCFF) discounted by the Weighted Average Cost of Capital (WACC), which results in the Enterprise Value (EV), after adjustment for net debt and non-operational assets and liabilities, representing the Fair Value of 100% of the Company’s shares (Equity Value).

     The projections assume a base date December 31,2016, the same used by BNDES and the Consortium for their other analyses related to this project (e.g., Due Diligence). The base date was selected considering the availability of required information and documents.

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     The Distributor currently has permission to operate as the public electric distributor until December 31, 2017. Our projections considered an extension of this permission until February, 28, 2018, when a new concession contract would be signed, as contemplated under the terms of the Contract Draft made public by Aneel that establishes a concession period of 30 years (from March 1,2018 to February 29, 2048).

     The Cash Flows projections therefore considered the period from January 1, 2017 to February 29, 2048. However, the business value is based only on the Cash Flows projected for the period from March 1, 2018 to February 29, 2048, as decided by BNDES and the Consortium. This period corresponds to the best assumption for the entry of new investors and the start of a new concession contract. The cash flows were projected in current-day Reais (BRL) (taking into account inflation effects) and discounted at a variable WACC rate according to the calculations previously presented. From the valuation base date (Dec. 31, 2016) to the estimated date for the start of the new concession contract (Mar. 1, 2018), only the Brazilian inflation rate (IPCA) was included in the discount factor. This approach was used in order to assure the business risk would not affect the period prior to the entry of the potential investor.

     This valuation considered the projection of a divestiture distribution operation, that is, without the future impacts of the assets and contracts related to Amazonas Geração Geração e Transmissão, such as payments related to the contract of purchase and sale of gas of competence after the date- base

Operating Assumptions

Market and Energy

The operational assumptions are based on projected energy consumption as it relates to:

· Regulated Market: the amount of energy consumed by the clients of the Residential, Commercial, Industrial, Rural and Other Classes, who pay the distributor both for the consumed energy and the distribution service.

· Free Consumers: the amount of energy consumed by the clients of Commercial and Industrial classes that pay the Distributor only for the distribution service, negotiating the price of the consumed energy directly with other market participants.

· Supplied Distributors: the amount of energy delivered to another energy distribution company that serves consumers outside the concession area of the Distributor.

· Regulatory Allowance for Energy Losses: the amount of energy the Distributor would have as a write-off due to Technical Losses, Non-Technical Losses, and Losses in the High Voltage Network, according to the efficiency limits established by Aneel.

· Regulatory Allowance for Contracted Energy: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulatory Market,

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Free Consumers, and Supply), considering its Regulatory Allowance for Energy Losses.

· Verified Energy Losses: the amount of energy equivalent to the difference between the sum of purchased and self-generated energy and the billed energy (Regulatory Market, Free Consumers, and Supply), considering Technical Losses, Non-Technical Losses, and Losses in the High Voltage Network. This amount can be different from the Regulatory Allowance for Energy Loss. When the difference between the Verified Losses and the Regulatory Allowance for Energy Losses (in terms of amount of energy), is over the tolerance limit established by ANEEL, a portion of the losses is not passed on by the Distributor as tariff, which negatively impacts the value of the Company.

· Required Energy Supply: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulated Market, Free Consumers, and Supply), considering its index of Verified Energy Losses.

· Excess Contracted Energy: the excess amount of energy the Distributor generates or buys in relation to the Required Energy Supply. This variable was projected according to the contracted amounts informed by the Company’s Distribution Board. Additionally, the perspectives of adequacy of the Energy Balance with the achievement of an optimum level of 3% of Excess Contracted Energy were considered. Such optimum level is established in order to guarantee a safety margin to the supply of the demand for energy. Considering a scenario where the Regulatory Allowance for Energy Losses and the Verified Energy Losses were equivalent, the Distributor would be paid by the generation and purchase of energy exceeding the demand up to the upper limit of 5% of Excess Contracted Energy calculated on the Regulatory Allowance for Contracted Energy.

· Self-Generation: the amount of energy the Distributor itself generates through power stations and generators. As explained in this report, because Portion A was considered neutral, we did not explicitly consider the volume of self-generated energy in the projections, although its effects are implicit in the Working Capital projections.

· Energy Purchase: the amount of energy bought by the Distributor to supply its consuming market, equivalent to the Required Energy Supply added to the Excess Contracted Energy.

· VPA Volume: the amount of energy distributed to the Regulated Market consumers and the Supplied Distributors, who pay for the cost of the energy they consume.

· VPB Volume: the amount of energy distributed to the Regulated Market consumers, Free Consumers, and Supplied Distributors, who only pay for the cost of the energy distribution services.

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Electricity Rate

     The Electricity Rate, the sale price of the electric power to the consumers in R$/MWh, is composed of Portions A and B. The former relates to the cost of energy production and other non-management costs, and the latter relates to returns to investment and the operational margin inherent in the electric power distribution service. The Electricity Rate is adjusted or revised on an annual basis by Aneel.

     Our analyses considered the net value of the Electricity Rate meaning the taxes are not projected separately.

· Portion A

     Portion A considers five factors in its calculation: Energy Costs, Transportation Costs, Sector Charges, Finance Charges, and Bad Debt.

     The calculation method applied for Portion A considers that its components should not have an impact on the business value (neutrality), since eventual gains or losses related to estimates made during the rate adjustment are neutralized in the adjustment the following year.

     However, there are two cases where the principle of neutrality of Portion A is not applicable:

i - When the Cost of Capital of the Distributor is different from the Adjustment Rate applied on the Finance Charges. In such case, the impact will be the difference between the net present values calculated using the different rates. Considering that the difference between the rates is not relevant, the Finance Charges were not projected. Thus, we consider the costs related to Energy Purchase, Transportation, and Sector Charges (R$/MWh) as they are used in the Electricity Rate calculation.

ii - When the amount (MWh) of Required Energy Supply is over the limit of 105% of the Regulatory Allowance for Contracted Energy. In such case, the impact is considered in a portion of the costs related to Energy Purchase and Transportation that is not considered in the Electricity Rate calculation. Such an impact is considered in the valuation, as detailed in this report.

a) Energy Cost

     The energy cost is calculated from the Weighted Average Cost of the Energy, in R$/MWh, considering the Energy Purchase Contracts.

     Some Energy Purchase Contracts, as is the case for Self-Generation, have a different approach from the Portion A calculation methodology, using costs from the last energy auctions in the regulated market in order to balance the energy costs to consumers from different distributors operating in the Brazilian market.

     In these cases, the differences between the effective cost of energy to the Distributor and the cost considered in Portion A is repaid to the Distributor through CCC. Since the projections assume the neutrality of Portion A, such differences were not considered. However, the financial impact related to the period between the payments of Energy Purchase Costs and the CCC repayments is considered in the projections of the Distributor’s Working Capital needs.

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     The Consortium observed recent cases in the electric power distribution sector where this difference is directly paid to the party responsible for the power generation, and does not impact the distributor’s Working Capital needs and, therefore, does not present a financial impact for the company. This observed trend supports the assumption of neutrality of Portion A considered in the projections, as well as the assumption of normalization of Working Capital levels based on the average financial indicators for the electricity distribution sector, as discussed in next sections.

The costs informed in the last Distributor’s rate adjustment were used to define the

Weighted Average Cost of Energy as of the base date. The referred average cost was projected considering inflation rate assumptions. Since the monetary adjustments are carried out in the following year through the Finance Charges, which were not considered in the valuation, we considered the costs used in the calculation of Portion A to be equivalent to the effective Energy Purchase Costs.

     Thus, the fraction of Portion A related to the Energy Purchase Cost has a negative financial impact in the cases where the considered Energy Purchase is more than 5% higher than the Regulatory Allowance for Contracted Energy.

 b) Transportation Costs

     The transportation costs refer to the SIN transmission system. The Transportation Costs are paid by the Distributor in order to receive the purchased energy.

     Transportation Costs were projected based on the relation between the Transportation Cost and the Energy Cost (in R$/MWh) observed in the last Distributor’s rate adjustment. The calculations consider the Distributor´s estimated plans for interconnection.

     Thus, the fraction of Portion A related to the Transportation Cost has a negative financial impact in the cases where the Required Energy Supply is more than 5% higher than the Regulatory Allowance for Contracted Energy.

c) Sector Charges

     The energy distributors collect the applicable Sector Charges from their consumers and transfer the values to the sector funds.

     The Sector Charges were projected based on the values considered in the last available rate adjustment. The base values were adjusted considering the projections for the inflation rate.

     Due the assumption of neutrality of Portion A, the Sector Charges do not present financial impact in the valuation. However, the financial impact related to the period between the payment of Sector Charges and the receipt from the consumers is considered in the projections of the Distributor’s Working Capital needs.

d) Finance Charges

As mentioned before, the Finance Charges were not considered in the valuation.

e) Bad Debts

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     Since the projections consider impact of Bad Debts on the cash flows net of the regulatory allowance considered in Portion A, values related to Bad Debts in the calculation of Portion A were not considered.

· Portion B

     Portion B compensates the distributor for capital expenditures and operating margin of the electric power distribution service. It is calculated according to the methodology previously explained in this report and divided by the size of the market considered in the rate adjustments/revision to obtain a value expressed in R$/MWh.

Revenues

The projected Net Operating Revenues are composed of four types of revenues:

· Portion A

Product of the Energy Tariff (R$/MWh) related to Portion A and VPA Volume (MWh).

· Portion B

Product of the Energy Tariff (R$/MWh) related to Portion B and VPB Volume (MWh).

· Sale of the Excess Contracted Energy

     The sale of Excess Contracted Energy is considered for the amounts over the regulatory allowance limit (5.0%) in relation to the Required Energy Supply. The energy price considered for the sale of the Excess Contracted Energy is the Difference Liquidation Price (PLD).

     The PLD projection considers the average values observed over the last 5 years for the maximum and minimum limits fof PLD as well as the average PLD in the region. The observed values were adjusted considering the inflation rate projections. The projections also considered the historical seasonality of PLD, since the averages were calculated for each month of the year. The value considered in the sale of Excess Contracted Energy is the projected average value between the minimum limit and observed mean of PLD in the region.

· Other Revenues

     The other revenues include Chargeable Services and Sharing of Infrastructure, for example. No real growth was projected for those revenues.

All the projections were estimated net of sales tax, such as PIS, COFINS, and ICMS.

Costs

· Energy Purchase

     Product of the Energy Purchase (MWh) and the respective cost (R$/MWh) as projected in Portion A.

· Cost of Self-Generation, Fuel and CCC Repayments

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     As explained before, because of the assumption of neutrality of Portion A, the values related to such items are not considered in this valuation.

· Transportation

     Considering the assumption of neutrality of Portion A, the same value in R$/MWh considered in Portion A was considered as transportation costs. The impact on the Company’s valuation refers only to the amount of energy transported that exceeds the Regulatory Allowance for Contracted Energy.

Operational Expenses

     In addition to the costs of Energy and Transportation, distributors also presents operational expenses, as described below:

· PMSO

     Expenses of Personnel, Materials, Third Parties’ Services, and Other, projected according to the regulatory methodology of Portion B previously explained. The projected PMSO separated into the four components mentioned above is based on the historical average for each type of expense, as observed in the Distributor’s financial statements.

     An additional cost is considered in relation to the eligible PMSO for Portion B, since some distributors’ expenses are not covered by regulatory allowance. This Aditional Cost is projected from historical information made available by the Distribution Board and follows an accelerated path of efficiency gain in relation to PMSO. This assumption is adopted because it is expected that the Distributor will concentrate efforts to reduce costs that do not have a regulatory allowance.

· Bad Debts

     The bad debt levels were projected as a decreasing percentage of the net revenues. The calculations were made according to the regulatory methodology of Portion B previously explained. As mentioned before, the percentage was calculated net of the regulatory allowance provided as part of Portion A.

Depreciation and Amortization

     The projections for depreciation of existing assets (financial, tangible, and fixed) were based on the historical relation between the Depreciation and Amortization Expenses and the the book value of the assets, calculated using the audited Financial Statements of the Distributor.

     The average depreciation considered in the calculations of Regulatory Remuneration Base (BRR) was the same used for the new investments.

Financial Results

     Since the valuation method used was the Free Cash Flow for the Firm approach, the financial revenues or expenses were not projected.

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Direct Taxes

The Income Tax (IR) and the Social Contribution on Net Profit (CSLL) were projected, considering 15 with additional 10 tax rate for the IR and 9 rate for the CSLL.

The deferred tax assets were also considered in the projections. The values reported in the financial due diligence were used as of the base date, and the applicable updates for the projection period were considered.

Investments (Capex)

The projections consider investments in electric and non-electric assets to meet the operational needs of the Distributor, projected as described in item 5.3.7 Long-Term Investment of this report.

Working Capital and Other Adjustments

The Working Capital needs are projected using the value reported in the financial due diligence as of the Base Date, and contains, among other things, the accounts receivable or payable (clients, suppliers, sector charges, and CCC). The observed relation between the initial Working Capital and the Net Operating Revenue of the previous period is considered as the starting point for the Working Capital projections. A linear normalization was proposed, starting in the 25th projected month until the Distributor reaches the benchmark of 1.29 (see the table below) in the 84th projected month.

Figure 33 - Working Capital

Company	WK Bloomberg
Energisa	10.53%
Cosern	3.60%
Elektro Redes	10.68%
Coelba	-6.85%
Celpe	-8.17%
Coelce	3.79%
Ampla	-0.62%
EDP	8.66%
Eletropaulo	-0.41%
Light	-8.67%
Copel	3.40%
Celesc	-0.50%

Source: Bloomberg

In addition to the Working Capital, the Distributor has other registered values that were not considered as Working Capital or Net Debt in the due diligence report. Such accounts are also considered in the valuation: it is assumed that their registered values would be linearly liquidated between the 16th and the 39th projected month.

Indemnity

     The projected values for permanent assets not fully depreciated and/or amortized at the end of the concession period are considered in the calculation of an indemnity to be received by the Distributor.

The Indemnity value is calculated based on the remaining value of the Regulatory Remuneration Basis (“BRR”) net of depreciation at the end of the concession period. The capital gain related to the indemnity is estimated in order to calculate the applicable Income Tax (25% total rate) and Social Contribution (9% rate). The terminal value of the Distributor is consists of the Indemnity net of taxes.

Remaining Value of Portion B

     In addition to the Indemnity, it was also considered the effect of the end of the concession contract before the completion of the last regulatory year, starting with the concession’s anniversary month. Since the required revenue to the last regulatory year, established in the respective rate adjustment, is not achieved until February, 2048 according to the projections, the payment for the Remaining Value of Portion B by the end of the concession period is considered.

WACC

     As mentioned above, the net present value of the projected cash flows is calculated using a discount rate determined using the methodology of the weighted average cost of capital (WACC). The rolling WACC approach considers the annual variation of the discount rate, in order to measure the effects of changes in parameters such as the Distributor leverage ratio over the years.

6.4. Valuation by Multiples

Comparable Companies or Market Transactions Multiples

     After the use of the discounted cash flows approach, the valuation by multiples may be used to ratify the results obtained, considering the relation between the market value of comparable companies (or comparable companies transaction values) and operational indicators.

     Such approaches are based on the idea that similar assets have similar future profitability, and may have comparable values considering the business size.

     We highlight that the direct comparison with valuation by multiples shall be made with caution, since the samples normally used as comparison may present differences in size, operational context, economic context and different geographies or risk levels.

Transaction Multiples

     Estimated ranges of market values from public information about completed transactions, considering the relation between the value paid in acquisitions of companies in the same sector

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and their respective operational indexes. The table bellow shows some examples of the relationship between Enterprise Value ("EV") of comparable companies and their Net Revenues and/or EBITDA.

Table 68 – Transaction Multiples

				Multiple	
Date	Target	Buyer	EV (R$ MM)	EV / Income	EV/EBITDA
2017	CELG	Enel	4,560	1.1 x	--
2014	Coelce[1]	Enersis (Enel)	4,416	1.5 x	7.8 x
2011	Light	Parati	4,987	1.3 x	6.3 x
2011	Elektro[1]	Neoenergia (Iberdrola)	2,925	1.5 x	5.6 x
			Average	**1.3 x**	**6.6 x**
			Median	**1.4 x**	**6.3 x**

[1] Acquisition of shares via OPA
Sources: Bloomberg, Companies

This study should be analyzed with care, since many times the public information available on the transactions is incomplete or inaccurate. Additionally, the compatibility among the companies is not always perfect and the behavior of the prices paid in the transactions present variations over the time.

Market Multiples

Estimated ranges of market values based on the relation between market value and financial or operational indicators of comparable companies.

The graphs below show the comparative analyses of different multiples implicit to the result of the Discounted Cash Flows approach considering the data available for comparable listed companies.

The Enterprise Values ("EV") data, as well as the Net Revenues and EBITDA data, used in the calculations of the comparable companies' multiples are available in the financial statements for the end of 2016 (Source: Bloomberg).

Figure 34 - EV / Net Revenues Multiples

1.1 x
1.0 x
1.3 x
1.6 x
1.2 x
0.7 x
1.8 x
1.2 x
1.2 x
0.8 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
AmE
Adjusted Min.
Adjusted Max.

Figure 35 - EV / EBITDA Multiples

7.0 x
7.3 x
8.0 x
17.9 x
6.6 x
7.9 x
9.8 x
9.2 x
7.9 x
5.3 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
AmE
Adjusted Min.
Adjusted Max.

Note: Since the Distributor's EBITDA is negative, a normalized EBITDA was estimated based on the application of the average EBITDA margin of comparable companies (15.7) on the Distributor's Net Revenues.

Figure 36 - EV / BRR Multiples

2.2 x
1.2 x
2.3 x
1.8 x
1.8 x
1.6 x
3.5 x
2.0 x
1.8 x
3.4 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
AmE
Adjusted Min.
Adjusted Max.

Note: The BRR data for comparable companies is available in the companies' financial statements. It is importante to note that some compared companies own more than one distribution concession holder, so that the value of the BRR considered in the calculation of such companies' multiples was composed of the sum of the BRRs of each distributor of the respective groups. It is also important to note that the more updated information on the value of the BRRs of the distributors owned by the comparable companies is available as of to the dates of the respective rate revisions.

2.0
2.5
1.6
2.7
1.2
0.9
2.3
1.9
2.0
2.4
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
AmE
Adjusted Min.
Adjusted Max.

Note: As mentioned about the calculation of the EV/BRR market multiples, the EV/Consuming units multiples were also calculated based on information in the financial statements of the comparable companies, taking into account all distributors owned by the same company.

Figure 38 - EV / distributed energy Multiples (R$ thousand / MWh)

0.45
0.38
0.47
0.62
0.41
0.25
0.58
0.5
0.4
0.3
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
AmE
Adjusted Min.
Adjusted Max.

Note: The comments made regarding the calculations of the EV/BRR and EV/Consuming Units multiples are applicable to the analysis of EV/Distributed Energy multiples.

6.5. Valuation Results

The following tables present the results of the economic and financial evaluation of the Supplier.

Table 69 – Distributed energy projections

Energy (000 MWh)	2017	2018	2019	2020	2021	2022
Regulated market	5,248	5,332	5,561	5,349	5,611	5,870
Free market	1,003	1,301	1,429	1,986	2,083	2,179
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	4,928	5,386	5,770	5,507	5,250	4,941
Excess contracted Energy	305	322	340	326	326	324
Total energy	**11,484**	**12,341**	**13,099**	**13,167**	**13,271**	**13,314**

Energy (000 MWh)	2023	2024	2025	2026	2027	2028
Regulated market	6,124	6,375	6,622	6,865	7,103	7,337
Free market	2,274	2,367	2,458	2,548	2,637	2,724
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	4,580	4,223	4,090	3,932	3,751	3,535
Excess contracted Energy	321	318	321	324	326	326
Total energy	**13,299**	**13,282**	**13,491**	**13,669**	**13,816**	**13,922**

Energy (000 MWh)	2029	2030	2031	2032	2033	2034
Regulated market	7,567	7,790	8,006	8,223	8,441	8,660
Free market	2,809	2,891	2,972	3,052	3,133	3,215
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	3,299	3,332	3,358	3,380	3,394	3,382
Excess contracted Energy	326	334	341	348	355	361
Total energy	**14,002**	**14,346**	**14,676**	**15,004**	**15,323**	**15,618**

Energy (000 MWh)	2035	2036	2037	2038	2039	2040
Regulated market	8,881	9,103	9,326	9,551	9,777	10,004
Free market	3,296	3,379	3,462	3,545	3,629	3,713
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	3,395	3,404	3,410	3,407	3,376	3,372
Excess contracted Energy	368	375	382	389	395	401
Total energy	**15,940**	**16,261**	**16,580**	**16,891**	**17,176**	**17,490**

Energy (000 MWh)	2041	2042	2043	2044	2045	2046	2047
Regulated market	10,233	10,463	10,695	10,928	11,163	11,399	11,637
Free market	3,798	3,883	3,969	4,056	4,143	4,231	4,319
Supply	-	-	-	-	-	-	-
Regulatory allowance for energy losses	3,364	3,354	3,333	3,282	3,261	3,236	3,207
Excess contracted Energy	408	415	421	426	433	439	445
Total energy	**17,803**	**18,115**	**18,418**	**18,692**	**18,999**	**19,305**	**19,609**

Table 70 - Net revenues projections

Net Revenues (000 R$)	2017	2018	2019	2020	2021	2022
Portion A distributed energy (000 MWh)	5,248	5,332	5,561	5,349	5,611	5,870
Portion A tariff (R$/MWh)	467	490	507	533	540	545
Portion A	2,450,915	2,614,718	2,818,332	2,851,482	3,027,542	3,197,716
Portion B distributed energy (MWh)	6,250	6,634	6,989	7,335	7,695	8,049
Portion B tariff (R$/MWh)	70	107	120	155	164	172
Portion B	440,606	712,527	839,586	1,136,867	1,260,222	1,384,122
Other revenues	9,164	9,598	10,044	10,502	10,971	11,462
Sale of excess contracted energy	43,157	60,327	66,549	66,513	69,371	71,953
Sectorial Charges	(373,715)	(393,630)	(418,240)	(425,228)	(448,660)	(467,651)
Total net operating revenues	**2,570,129**	**3,003,541**	**3,316,269**	**3,640,135**	**3,919,446**	**4,197,602**

Net Revenues (000 R$)	2023	2024	2025	2026	2027	2028
Portion A distributed energy (000 MWh)	6,124	6,375	6,622	6,865	7,103	7,337
Portion A tariff (R$/MWh)	550	555	559	566	581	588
Portion A	3,367,369	3,536,097	3,703,298	3,884,170	4,130,351	4,315,550
Portion B distributed energy (MWh)	8,398	8,742	9,080	9,413	9,740	10,061
Portion B tariff (R$/MWh)	170	123	129	136	142	147
Portion B	1,424,762	1,076,929	1,173,773	1,277,197	1,386,410	1,474,857
Other revenues	11,974	12,509	13,068	13,653	14,263	14,900
Sale of excess contracted energy	64,836	31,412	47,067	48,305	-	-
Sectorial Charges	(487,409)	(508,010)	(529,487)	(551,873)	(575,209)	(599,533)
Total net operating revenues	**4,381,532**	**4,148,937**	**4,407,719**	**4,671,452**	**4,955,814**	**5,205,774**

Net Revenues (000 R$)	2029	2030	2031	2032	2033	2034
Portion A distributed energy (000 MWh)	7,567	7,790	8,006	8,223	8,441	8,660
Portion A tariff (R$/MWh)	595	614	634	655	677	698
Portion A	4,498,980	4,783,060	5,078,440	5,389,015	5,713,404	6,044,591
Portion B distributed energy (MWh)	10,376	10,681	10,978	11,275	11,574	11,875
Portion B tariff (R$/MWh)	142	147	153	159	163	161
Portion B	1,474,379	1,574,976	1,680,128	1,791,154	1,888,295	1,907,737
Other revenues	15,567	16,262	16,989	17,749	18,542	19,371
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(624,914)	(651,304)	(678,823)	(707,534)	(737,461)	(768,653)
Total net operating revenues	**5,364,011**	**5,722,994**	**6,096,735**	**6,490,383**	**6,882,781**	**7,203,046**

Net Revenues (000 R$)	2035	2036	2037	2038	2039	2040
Portion A distributed energy (000 MWh)	8,881	9,103	9,326	9,551	9,777	10,004
Portion A tariff (R$/MWh)	721	746	771	796	822	849
Portion A	6,406,291	6,786,862	7,187,219	7,605,238	8,032,438	8,498,063
Portion B distributed energy (MWh)	12,177	12,482	12,788	13,095	13,405	13,717
Portion B tariff (R$/MWh)	168	175	183	185	165	172
Portion B	2,041,231	2,183,215	2,334,227	2,422,550	2,217,807	2,365,359
Other revenues	20,237	21,141	22,086	23,074	24,105	25,182
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(801,165)	(835,053)	(870,374)	(907,190)	(945,563)	(985,559)
Total net operating revenues	**7,666,593**	**8,156,166**	**8,673,158**	**9,143,673**	**9,328,787**	**9,903,045**

Net Revenues (000 R$)	2041	2042	2043	2044	2045	2046	2047
Portion A distributed energy (000 MWh)	10,233	10,463	10,695	10,928	11,163	11,399	11,637
Portion A tariff (R$/MWh)	878	908	939	969	1,002	1,036	1,071
Portion A	8,987,644	9,502,326	10,038,984	10,585,372	11,181,211	11,807,183	12,464,705
Portion B distributed energy (MWh)	14,031	14,346	14,664	14,984	15,306	15,630	15,956
Portion B tariff (R$/MWh)	180	187	193	187	194	203	211
Portion B	2,522,043	2,688,438	2,823,740	2,796,807	2,976,441	3,167,148	3,369,683
Other revenues	26,308	27,484	28,713	29,996	31,337	32,738	34,201
Sale of excess contracted energy	-	-	-	-	-	-	-
Sectorial Charges	(1,027,248)	(1,070,700)	(1,115,990)	(1,163,196)	(1,212,399)	(1,263,683)	(1,317,137)
Total net operating revenues	**10,508,747**	**11,147,548**	**11,775,448**	**12,248,980**	**12,976,591**	**13,743,386**	**14,551,453**

Table 71 - Operating costs projections

Operating costs (000 R$)	2017	2018	2019	2020	2021	2022
Energy acquisiton (000 MWh)	10,481	11,040	11,671	11,181	11,187	11,135
Average cost (R$/MWh)	201	209	219	228	238	248
Energy cost	2,103,482	2,312,735	2,552,294	2,551,222	2,661,458	2,760,999
Transportation costs	89,936	98,883	109,125	109,079	113,793	118,049
% Energy cost	*4.3%*	*4.3%*	*4.3%*	*4.3%*	*4.3%*	*4.3%*
Total costs	**2,193,418**	**2,411,618**	**2,661,419**	**2,660,301**	**2,775,251**	**2,879,047**
% Net Operating revenues	*85.3%*	*80.3%*	*80.3%*	*73.1%*	*70.8%*	*68.6%*

Operating costs (000 R$)	2023	2024	2025	2026	2027	2028
Energy acquisiton (000 MWh)	11,025	10,916	11,033	11,121	11,180	11,199
Average cost (R$/MWh)	258	269	281	293	305	318
Energy cost	2,849,456	2,940,659	3,097,938	3,254,677	3,410,299	3,560,508
Transportation costs	121,831	125,730	132,455	139,156	146,259	155,509
% Energy cost	*4.3%*	*4.3%*	*4.3%*	*4.3%*	*4.3%*	*4.4%*
Total costs	**2,971,287**	**3,066,389**	**3,230,393**	**3,393,833**	**3,556,558**	**3,716,017**
% Net Operating revenues	*67.8%*	*73.9%*	*73.3%*	*72.7%*	*71.8%*	*71.4%*

Operating costs (000 R$)	2029	2030	2031	2032	2033	2034
Energy acquisiton (000 MWh)	11,193	11,455	11,705	11,951	12,190	12,404
Average cost (R$/MWh)	331	345	360	375	391	408
Energy cost	3,709,423	3,956,904	4,214,231	4,485,079	4,768,206	5,057,014
Transportation costs	164,643	174,852	185,387	196,401	207,738	218,924
% Energy cost	*4.4%*	*4.4%*	*4.4%*	*4.4%*	*4.4%*	*4.3%*
Total costs	**3,874,066**	**4,131,756**	**4,399,617**	**4,681,480**	**4,975,944**	**5,275,938**
% Net Operating revenues	*72.2%*	*72.2%*	*72.2%*	*72.1%*	*72.3%*	*73.2%*

Operating costs (000 R$)	2035	2036	2037	2038	2039	2040
Energy acquisiton (000 MWh)	12,644	12,882	13,119	13,347	13,547	13,777
Average cost (R$/MWh)	425	443	462	481	502	523
Energy cost	5,372,974	5,705,763	6,056,206	6,422,050	6,794,414	7,202,004
Transportation costs	232,151	246,046	260,638	275,999	292,462	310,499
% Energy cost	*4.3%*	*4.3%*	*4.3%*	*4.3%*	*4.3%*	*4.3%*
Total costs	**5,605,126**	**5,951,809**	**6,316,845**	**6,698,049**	**7,086,875**	**7,512,504**
% Net Operating revenues	*73.1%*	*73.0%*	*72.8%*	*73.3%*	*76.0%*	*75.9%*

Operating costs (000 R$)	2041	2042	2043	2044	2045	2046	2047
Energy acquisiton (000 MWh)	14,005	14,231	14,449	14,637	14,856	15,074	15,290
Average cost (R$/MWh)	545	568	592	617	643	670	699
Energy cost	7,630,878	8,082,057	8,552,472	9,030,302	9,553,536	10,103,569	10,681,667
Transportation costs	329,518	349,569	370,523	391,874	415,277	439,932	465,902
% Energy cost	*4.3%*	*4.3%*	*4.3%*	*4.3%*	*4.3%*	*4.4%*	*4.4%*
Total costs	**7,960,396**	**8,431,626**	**8,922,994**	**9,422,176**	**9,968,812**	**10,543,501**	**11,147,569**
% Net Operating revenues	*75.8%*	*75.6%*	*75.8%*	*76.9%*	*76.8%*	*76.7%*	*76.6%*

Table 72 - Gross profit projections

Gross profit (000 R$)	2017	2018	2019	2020	2021	2022
Net Revenues	2,570,129	3,003,541	3,316,269	3,640,135	3,919,446	4,197,602
Total costs	(2,193,418)	(2,411,618)	(2,661,419)	(2,660,301)	(2,775,251)	(2,879,047)
Gross profit	**376,711**	**591,923**	**654,851**	**979,833**	**1,144,196**	**1,318,555**
% Gross margin	*14.7%*	*19.7%*	*19.7%*	*26.9%*	*29.2%*	*31.4%*

Gross profit (000 R$)	2023	2024	2025	2026	2027	2028
Net Revenues	4,381,532	4,148,937	4,407,719	4,671,452	4,955,814	5,205,774
Total costs	(2,971,287)	(3,066,389)	(3,230,393)	(3,393,833)	(3,556,558)	(3,716,017)
Gross profit	**1,410,245**	**1,082,548**	**1,177,327**	**1,277,619**	**1,399,256**	**1,489,757**
% Gross margin	*32.2%*	*26.1%*	*26.7%*	*27.3%*	*28.2%*	*28.6%*

Gross profit (000 R$)	2029	2030	2031	2032	2033	2034
Net Revenues	5,364,011	5,722,994	6,096,735	6,490,383	6,882,781	7,203,046
Total costs	(3,874,066)	(4,131,756)	(4,399,617)	(4,681,480)	(4,975,944)	(5,275,938)
Gross profit	**1,489,946**	**1,591,238**	**1,697,117**	**1,808,903**	**1,906,838**	**1,927,108**
% Gross margin	*27.8%*	*27.8%*	*27.8%*	*27.9%*	*27.7%*	*26.8%*

Gross profit (000 R$)	2035	2036	2037	2038	2039	2040
Net Revenues	7,666,593	8,156,166	8,673,158	9,143,673	9,328,787	9,903,045
Total costs	(5,605,126)	(5,951,809)	(6,316,845)	(6,698,049)	(7,086,875)	(7,512,504)
Gross profit	**2,061,467**	**2,204,357**	**2,356,313**	**2,445,624**	**2,241,912**	**2,390,542**
% Gross margin	*26.9%*	*27.0%*	*27.2%*	*26.7%*	*24.0%*	*24.1%*

Gross profit (000 R$)	2041	2042	2043	2044	2045	2046	2047
Net Revenues	10,508,747	11,147,548	11,775,448	12,248,980	12,976,591	13,743,386	14,551,453
Total costs	(7,960,396)	(8,431,626)	(8,922,994)	(9,422,176)	(9,968,812)	(10,543,501)	(11,147,569)
Gross profit	**2,548,351**	**2,715,922**	**2,852,453**	**2,826,804**	**3,007,778**	**3,199,885**	**3,403,885**
% Gross margin	*24.2%*	*24.4%*	*24.2%*	*23.1%*	*23.2%*	*23.3%*	*23.4%*

Table 73 - Operating expenses projections

Operating Expenses (000 R$)	2017	2018	2019	2020	2021	2022
Personal	206,585	223,722	196,022	164,263	145,790	134,117
Materials	17,678	19,144	16,774	14,056	12,475	11,476
Services	142,666	154,501	135,372	113,439	100,682	92,620
Others	233,285	252,638	221,358	185,494	164,634	151,452
Total PMSO	600,213	650,006	569,525	477,253	423,581	389,665
% Net Revenues	23.4%	21.6%	17.2%	13.1%	10.8%	9.3%
% Verified PMSO / Regulatory allowance for PMSO	165.2%	165.2%	150.5%	131.0%	119.0%	111.6%
Default*	60,278	58,933	53,728	48,367	41,789	34,960
% Net revenues	2.3%	2.0%	1.6%	1.3%	1.1%	0.8%
* Net of considered default in Portion A						
Total Operating expenses	**660,492**	**708,939**	**623,253**	**525,620**	**465,370**	**424,626**
% Net revenues	25.7%	23.6%	18.8%	14.4%	11.9%	10.1%

Operating Expenses (000 R$)	2023	2024	2025	2026	2027	2028
Personal	126,725	121,391	129,645	140,321	150,968	161,348
Materials	10,844	10,387	11,094	12,007	12,918	13,807
Services	87,515	83,832	89,532	96,905	104,257	111,426
Others	143,104	137,080	146,401	158,458	170,480	182,203
Total PMSO	368,188	352,690	376,672	407,691	438,623	468,784
% Net Revenues	8.4%	8.5%	8.5%	8.7%	8.9%	9.0%
% Verified PMSO / Regulatory allowance for PMSO	107.1%	104.4%	103.3%	103.2%	103.0%	102.9%
Default*	27,557	18,302	11,902	5,442	-	-
% Net revenues	0.6%	0.4%	0.3%	0.1%	0.0%	0.0%
* Net of considered default in Portion A						
Total Operating expenses	**395,746**	**370,992**	**388,574**	**413,134**	**438,623**	**468,784**
% Net revenues	9.0%	8.9%	8.8%	8.8%	8.9%	9.0%

Operating Expenses (000 R$)	2029	2030	2031	2032	2033	2034
Personal	172,264	183,691	194,652	205,095	215,723	227,009
Materials	14,741	15,719	16,656	17,550	18,460	19,425
Services	118,964	126,856	134,425	141,637	148,977	156,770
Others	194,529	207,433	219,810	231,603	243,605	256,349
Total PMSO	500,498	533,699	565,544	595,885	626,763	659,554
% Net Revenues	9.3%	9.3%	9.3%	9.2%	9.1%	9.2%
% Verified PMSO / Regulatory allowance for PMSO	102.7%	102.6%	102.5%	102.3%	102.2%	102.1%
Default*	-	-	-	-	-	-
% Net revenues	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
* Net of considered default in Portion A						
Total Operating expenses	**500,498**	**533,699**	**565,544**	**595,885**	**626,763**	**659,554**
% Net revenues	9.3%	9.3%	9.3%	9.2%	9.1%	9.2%

Operating Expenses (000 R$)	2035	2036	2037	2038	2039	2040
Personal	238,830	251,210	264,177	277,997	292,484	307,670
Materials	20,437	21,496	22,606	23,788	25,028	26,327
Services	164,934	173,484	182,439	191,983	201,988	212,475
Others	269,698	283,679	298,321	313,928	330,288	347,436
Total PMSO	693,898	729,870	767,542	807,696	849,788	893,907
% Net Revenues	9.1%	8.9%	8.8%	8.8%	9.1%	9.0%
% Verified PMSO / Regulatory allowance for PMSO	102.0%	101.9%	101.8%	101.7%	101.6%	101.6%
Default*	-	-	-	-	-	-
% Net revenues	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
* Net of considered default in Portion A						
Total Operating expenses	**693,898**	**729,870**	**767,542**	**807,696**	**849,788**	**893,907**
% Net revenues	9.1%	8.9%	8.8%	8.8%	9.1%	9.0%

Operating Expenses (000 R$)	2041	2042	2043	2044	2045	2046	2047
Personal	323,586	340,267	357,748	376,066	395,261	415,326	436,229
Materials	27,689	29,117	30,613	32,180	33,823	35,540	37,328
Services	223,466	234,986	247,058	259,709	272,964	286,821	301,257
Others	365,409	384,246	403,986	424,672	446,348	469,007	492,612
Total PMSO	940,150	988,615	1,039,405	1,092,627	1,148,395	1,206,694	1,267,426
% Net Revenues	*8.9%*	*8.9%*	*8.8%*	*8.9%*	*8.8%*	*8.8%*	*8.7%*
% Verified PMSO / Regulatory allowance for PMSO	*101.5%*	*101.4%*	*101.3%*	*101.3%*	*101.2%*	*101.1%*	*101.1%*
Default*	-	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of considered default in Portion A							
Total Operating expenses	**940,150**	**988,615**	**1,039,405**	**1,092,627**	**1,148,395**	**1,206,694**	**1,267,426**
% Net revenues	*8.9%*	*8.9%*	*8.8%*	*8.9%*	*8.8%*	*8.8%*	*8.7%*

Table 74 - EBITDA projections

EBITDA (000 R$)	2017	2018	2019	2020	2021	2022
Gross profit	376,711	591,923	654,851	979,833	1,144,196	1,318,555
Total Operating expenses	(660,492)	(708,939)	(623,253)	(525,620)	(465,370)	(424,626)
EBITDA	**(283,780)**	**(117,016)**	**31,598**	**454,213**	**678,825**	**893,929**
% EBITDA margin	*-11.0%*	*-3.9%*	*1.0%*	*12.5%*	*17.3%*	*21.3%*

EBITDA (000 R$)	2023	2024	2025	2026	2027	2028
Gross profit	1,410,245	1,082,548	1,177,327	1,277,619	1,399,256	1,489,757
Total Operating expenses	(395,746)	(370,992)	(388,574)	(413,134)	(438,623)	(468,784)
EBITDA	**1,014,499**	**711,556**	**788,753**	**864,486**	**960,633**	**1,020,973**
% EBITDA margin	*23.2%*	*17.2%*	*17.9%*	*18.5%*	*19.4%*	*19.6%*

EBITDA (000 R$)	2029	2030	2031	2032	2033	2034
Gross profit	1,489,946	1,591,238	1,697,117	1,808,903	1,906,838	1,927,108
Total Operating expenses	(500,498)	(533,699)	(565,544)	(595,885)	(626,763)	(659,554)
EBITDA	**989,448**	**1,057,539**	**1,131,574**	**1,213,017**	**1,280,074**	**1,267,554**
% EBITDA margin	*18.4%*	*18.5%*	*18.6%*	*18.7%*	*18.6%*	*17.6%*

EBITDA (000 R$)	2035	2036	2037	2038	2039	2040
Gross profit	2,061,467	2,204,357	2,356,313	2,445,624	2,241,912	2,390,542
Total Operating expenses	(693,898)	(729,870)	(767,542)	(807,696)	(849,788)	(893,907)
EBITDA	**1,367,569**	**1,474,487**	**1,588,771**	**1,637,928**	**1,392,124**	**1,496,634**
% EBITDA margin	*17.8%*	*18.1%*	*18.3%*	*17.9%*	*14.9%*	*15.1%*

EBITDA (000 R$)	2041	2042	2043	2044	2045	2046	2047
Gross profit	2,548,351	2,715,922	2,852,453	2,826,804	3,007,778	3,199,885	3,403,885
Total Operating expenses	(940,150)	(988,615)	(1,039,405)	(1,092,627)	(1,148,395)	(1,206,694)	(1,267,426)
EBITDA	**1,608,201**	**1,727,307**	**1,813,049**	**1,734,176**	**1,859,383**	**1,993,191**	**2,136,459**
% EBITDA margin	*15.3%*	*15.5%*	*15.4%*	*14.2%*	*14.3%*	*14.5%*	*14.7%*

Table 75 - Net income projections

Net income (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(283,780)	(117,016)	31,598	454,213	678,825	893,929
Depreciation	(222,704)	(184,558)	(163,500)	(189,751)	(206,143)	(222,184)
Income tax	-	-	(4,701)	(44,430)	(79,411)	(112,853)
Net income	**(506,485)**	**(301,574)**	**(136,604)**	**220,033**	**393,272**	**558,892**
% Net margin	*-19.7%*	*-10.0%*	*-4.1%*	*6.0%*	*10.0%*	*13.3%*

Net income (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	1,014,499	711,556	788,753	864,486	960,633	1,020,973
Depreciation	(234,944)	(241,461)	(249,171)	(257,944)	(267,235)	(275,842)
Income tax	(130,965)	(77,982)	(89,760)	(100,976)	(115,536)	(124,198)
Net income	**648,590**	**392,113**	**449,822**	**505,566**	**577,863**	**620,934**
% Net margin	*14.8%*	*9.5%*	*10.2%*	*10.8%*	*11.7%*	*11.9%*

Net income (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	989,448	1,057,539	1,131,574	1,213,017	1,280,074	1,267,554
Depreciation	(267,594)	(243,080)	(256,677)	(272,199)	(284,258)	(270,720)
Income tax	(120,261)	(135,796)	(145,930)	(156,989)	(166,215)	(166,376)
Net income	**601,593**	**678,663**	**728,966**	**783,830**	**829,601**	**830,459**
% Net margin	*11.2%*	*11.9%*	*12.0%*	*12.1%*	*12.1%*	*11.5%*

Net income (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	1,367,569	1,474,487	1,588,771	1,637,928	1,392,124	1,496,634
Depreciation	(234,822)	(248,121)	(263,015)	(276,694)	(289,390)	(304,937)
Income tax	(189,203)	(204,928)	(221,627)	(227,593)	(184,176)	(199,138)
Net income	**943,544**	**1,021,438**	**1,104,129**	**1,133,641**	**918,558**	**992,559**
% Net margin	*12.3%*	*12.5%*	*12.7%*	*12.4%*	*9.8%*	*10.0%*

Net income (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	1,608,201	1,727,307	1,813,049	1,734,176	1,859,383	1,993,191	2,136,459
Depreciation	(325,514)	(349,002)	(367,252)	(380,782)	(389,591)	(394,435)	(392,204)
Income tax	(214,445)	(230,535)	(241,906)	(226,421)	(246,020)	(267,737)	(292,238)
Net income	**1,068,242**	**1,147,769**	**1,203,891**	**1,126,973**	**1,223,771**	**1,331,019**	**1,452,017**
% Net margin	*10.2%*	*10.3%*	*10.2%*	*9.2%*	*9.4%*	*9.7%*	*10.0%*

Table 76 - Cash flow projections

Cash Flow (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(283,780)	(117,016)	31,598	454,213	678,825	893,929
Income Tax	-	-	(4,701)	(44,430)	(79,411)	(112,853)
Working capital needs	(81,764)	355,376	(297,300)	(396,321)	(518,688)	(612,138)
Other adjustments	7,764	53,953	113,890	32,277	-	-
CAPEX	(289,455)	(477,628)	(788,931)	(681,221)	(265,838)	(599,265)
Free Cash Flow for the Firm	**(647,236)**	**(185,315)**	**(945,445)**	**(635,482)**	**(185,111)**	**(430,327)**

Cash Flow (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	1,014,499	711,556	788,753	864,486	960,633	1,020,973
Income Tax	(130,965)	(77,982)	(89,760)	(100,976)	(115,536)	(124,198)
Working capital needs	(703,622)	3,467	(3,857)	(3,931)	(4,239)	(3,726)
Other adjustments	-	-	-	-	-	-
CAPEX	(148,567)	(209,150)	(219,152)	(265,333)	(252,873)	(228,266)
Free Cash Flow for the Firm	**31,345**	**427,892**	**475,983**	**494,245**	**587,986**	**664,783**

Cash Flow (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	989,448	1,057,539	1,131,574	1,213,017	1,280,074	1,267,554
Income Tax	(120,261)	(135,796)	(145,930)	(156,989)	(166,215)	(166,376)
Working capital needs	(2,359)	(5,351)	(5,571)	(5,868)	(5,849)	(4,774)
Other adjustments	-	-	-	-	-	-
CAPEX	(237,922)	(326,576)	(422,303)	(440,167)	(247,167)	(257,623)
Free Cash Flow for the Firm	**628,906**	**589,817**	**557,769**	**609,994**	**860,842**	**838,782**

Cash Flow (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	1,367,569	1,474,487	1,588,771	1,637,928	1,392,124	1,496,634
Income Tax	(189,203)	(204,928)	(221,627)	(227,593)	(184,176)	(199,138)
Working capital needs	(6,910)	(7,298)	(7,706)	(7,014)	(2,759)	(8,560)
Other adjustments	-	-	-	-	-	-
CAPEX	(328,654)	(405,234)	(422,375)	(345,437)	(360,049)	(494,209)
Free Cash Flow for the Firm	**842,802**	**857,027**	**937,062**	**1,057,883**	**845,139**	**794,727**

Cash Flow (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	1,608,201	1,727,307	1,813,049	1,734,176	1,859,383	1,993,191	2,136,459
Income Tax	(214,445)	(230,535)	(241,906)	(226,421)	(246,020)	(267,737)	(292,238)
Working capital needs	(9,029)	(9,522)	(9,360)	(7,059)	(10,846)	(11,430)	(12,045)
Other adjustments	-	-	-	-	-	-	-
CAPEX	(639,075)	(666,108)	(374,041)	(389,863)	(497,355)	(613,244)	(639,184)
Free Cash Flow for the Firm	**745,652**	**821,141**	**1,187,742**	**1,110,834**	**1,105,162**	**1,100,780**	**1,192,992**

Table 77 – Terminal Value

Indemnity (000 R$)	Feb/48
Indemnity	5,687,786
Income tax	-
Net Compensation	**5,687,786**
Remaining Value - Portion B	95,668
Terminal Value	**5,783,453**

Table 78 – Valuation

Conclusion	Dec/16
NPV FCFF	1,876,305,503.24
NPV Terminal Value	347,428,892.17
Enterprise Value	**2,223,734,395.42**
(-) Net Debt	(9,959,027,395.23)
(-) Contingencies	(975,888,858.53)
(-) Environmental Adequacies	(184,495,398.57)
Equity Value	**(8,895,677,256.91)**

Additionally, the projection meets the Efficiency Criteria in relation to the Financial Management considering the period of contractual obligations. In the following table, the inscription "No" indicates the non compliance with the criteria established under the terms of the new concession contract.

Table 79 – Financial Covenants

Covenants	2017	2018	2019	2020	2021	2022
EBITDA >= 0	NO	NO	OK	OK	OK	OK
EBITDA - QRR >= 0	NO	NO	NO	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2023	2024	2025	2026	2027	2028
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2029	2030	2031	2032	2033	2034
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2035	2036	2037	2038	2039	2040
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2041	2042	2043	2044	2045	2046	2047
EBITDA >= 0	OK	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK	OK

6.6. Sensitivity

The table below presents the results of the sensitivity analysis for the main assumptions.

Table 80 – Sensitivity Analysis

		Demand	PMSO	Losses	CAPEX	WACC	WACC	CAPEX	Losses	PMSO	Demand
		+1 SD	- 5%	- 5%	+ 5%	- 0,5%	+ 0,5%	- 5%	+ 5%	+ 5%	- 1 SD
Demand	+1 SD	3.8%	32.5%	18.1%	6.4%	17.8%	-8.8%	1.2%	-126.6%	-71.4%	0.0%
PMSO	- 5%	32.5%	27.3%	41.1%	29.8%	41.8%	14.1%	24.7%	-94.2%	0.0%	21.7%
Losses	- 5%	18.1%	41.1%	13.7%	16.2%	27.8%	0.9%	11.2%	0.0%	-59.4%	8.2%
CAPEX	+ 5%	6.4%	29.8%	16.2%	2.5%	16.8%	-10.4%	0.0%	-120.2%	-69.8%	-1.8%
WACC	- 0,5%	17.8%	41.8%	27.8%	16.8%	13.8%	0.0%	10.8%	-116.1%	-62.8%	9.4%
WACC	+ 0,5%	-8.8%	14.1%	0.9%	-10.4%	0.0%	-12.5%	-14.6%	-128.6%	-80.8%	-16.7%
CAPEX	- 5%	1.2%	24.7%	11.2%	0.0%	10.8%	-14.6%	-2.5%	-125.3%	-74.8%	-6.7%
Losses	+ 5%	-126.6%	-94.2%	0.0%	-120.2%	-116.1%	-128.6%	-125.3%	-122.7%	-195.5%	-119.4%
PMSO	+ 5%	-71.4%	0.0%	-59.4%	-69.8%	-62.8%	-80.8%	-74.8%	-195.5%	-72.3%	-73.9%
Demand	- 1 SD	0.0%	21.7%	8.2%	-1.8%	9.4%	-16.7%	-6.7%	-119.4%	-73.9%	-4.3%

The table shows the variation of the Enterprise Value as follows: (i) when the projected demand growth increases or decreases by one standard deviation; (ii) when the operational costs increase or decrease by 5 ; (iii) when the energy losses increase or decrease by 5 ; (iv) when investment (CAPEX) increases or decreases by 5 ; and (v) when the discount rate increases or decreases by 0.5 . Except for sensitivity (v), the other assumption changes were considered only in the 10 first years of the new contract. It is important to note that the effects presented above are individually observed and also combined two by two in the sensitivity matrix.

As presented in the sensitivity matrix, the valuation is mainly impacted by the variation of energy losses reduction projected to the first concession years, especially in the worst-case scenario.

Estimates for the of operational costs ("PMSO") reduction are the second variable in terms of impact on the result and more relevant on the worst-case scenario.

Although lower than the previous ones, discount rate also presented a significant impact on the result, with quite symmetric effects in the best-case and worst-case scenarios.

     The symmetric dynamic observed for the discount rate was also verified in the market demand assumption, which also has a significant impact on the result.

     The investment (CAPEX) presented the lower effect in the sensitivity analysis, also with relative symmetric behavior.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	199

7.	References
[1]	Rede Tiradentes, 03 31 2017. [Online]. Available: http://www.redetiradentes.com.br/ronaldotiradentes/energia-eletrica-completa-120-anos-em-manaus..
[2]	“Portal Eletrobrás,” Eletrobrás, [Online]. Available: http://www.eletrobrasamazonas.com/cms/?s=hist%C3%B3rico. [access on 03 31 2017].
[3]	“Memória de Eletricidade,” 25 04 1961. [Online]. Available: http://www.memoriadaeletricidade.com.br.
[Acess on 03 31 2017].
[4]	Lei nº 3.890-A, 1961.
[5]	“Fundação Getúlio Vargas,” Fundação Getúlio Vargas, [Online]. Available: Site http://www.fgv.br/cpdoc/acervo/dicionarios/verbete-tematico/eletronorte. [Access on 03 31 2017].
[6]	Provisional Measure nº 1.531-11, 1997.
[7]	Deliberation nº. 016/2013, 2013.
[8]	I. Própria, Somatório das áreas dos países, Rio de Janeiro, 2017.
[9]	E. d. P. Energética, “Plano Nacional de Energia,” Rio de Janeiro, 2007.
[10]	“Valor Econômico,” 09 07 2013. [Online]. Available: http://www.valor.com.br/brasil/3191994/manaus-e- integrada-ao-sistema-interligado-nacional-de-energia. [Access on 04 24 2017].
[11]	M. d. M. e. Energia, “Plano Decenal de Expansão 2022,” 2013.
[12]	Law Nº 12.111, 2009.
[13]	K. F. O. &. R. G. Israel, “Why Does Everyone Use the .05 Level of Significance?, Research Quarterly for Exercise and Sport,” 1987.
[14]	J. M. WOOLDRIDGE, “ Econometric analysis of cross section and panel data. MIT Press,” 2010.
[15]	World Bank, “The Regulatory Challange of Asset VAluation: A Case Study from the Brazilian Electricity
Distribution Sector. Energy Working Notes. Energy and Mining Sector Board.,” 2004.
[16]	PricewaterhouseCoopers, “Electricity Lines Business – ODV Valuation. Study for Unison Networks Limited,”
New Zealand, 2005.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	200

ANNEX I – Extent of Responsibility

     This report (the “Report”) was jointly prepared by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC CFR") and Siglasul Consultoria Ltda. (“SSU”) for the use of the Brazilian Development Bank ("BNDES") with the purpose of supporting the privatization process of the Distributors of Eletrobrás System (the “Privatization”), in accordance with contract OCS 028/2017 of February 14, 2017 (the “Contract”).

     The Report was prepared based on the information and documents provided by the administration of Amazonas Distribuidora de Energia S.A. – AmE (the “Administration”). The works carried out do not constitute an exam performed according to the audit standards for financial statements; the works of financial valuation are not regulated and do not have specific determined standards and, for this reason, the procedures applied by us were determined in the Official Notice or aligned with BNDES where indicated in this Report.

     This analysis considers only one of several methods that may be used to calculate the valuation of a company, with nothing preventing the potential stakeholders from using their own valuation of the projects. Our analysis did not consider eventual synergies, strategic reasons, scale economies, or other benefits or drawbacks that eventual investors could experience in the event of a change of shareholding interests of the Company.

     Upon preparing the analysis, we used information and historical and projected data, not audited by the Consortium and provided in writing or orally by the Administration or obtained from the mentioned sources. Additionally, as every prediction is subjective and depends on individual judgment, being subject to uncertainties, we did not present predictions as specific results to be achieved.

      Our work considered the contingencies considered in the other reports of diligences prepared by Consórcio Mais Energia B (the “Consortium”) under the terms of the Contract, that contain more detailed information.

     Our work was developed with the purposes described above, therefore, it should not be used for other purposes.

     In the event we become aware, at any time, of facts or information that had not been provided to us, we reserve the right to revise the calculations and the numerical results.

     We do not take responsibility for the update of our reports outside the terms provided in the Contract with BNDES.

     We do not take any responsibility, outside the legal hypotheses or hypotheses provided in the Contract executed with BNDES, for losses caused to BNDES, to Amazonas Distribuidora de Energia S.A., companies connected thereto, their shareholders, officers, or other parties, as a consequence of use of the data and information provided by Amazonas Distribuidora de Energia S.A. – AmE, or obtained from other sources, or for the improper use of our reports that does not observe the disclaimers of the previous paragraphs.

     Finally, the provisions of Contract OCS no. 28/2017 (and its annexes) and the effective legislation were followed in the preparation of this Report, whose copyrights are granted to BNDES under the terms of art. 8 of Law no. 13.303/2016. All information transmitted in this document may be used and disclosed by BNDES, without any restriction.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	201

a) Demographic Information, Education Level and Unemployment Rate

Table 81 shows the number of municipalities, area, population, number of households, percentage of population living in rural areas, percentage of illiterate population and unemployment rate in the concession area of the supplier as well as average data of Brazil and the North and Northeast Regions.

Region	No, of Municipalities	Area (km2)	Population (Thousand)	Density (Inhab,/km2)	No, of Households (thou)	% Pop. Rural	% Pop. Illiterate	Unemployment Rate
AMAZONAS	62	1,559,149	3,953	2,54	1,046	16	9	11
BRAZIL	**5,567**	**8,497,584**	**204,860**	**24,11**	**68,037**	**15%**	**9%**	**8%**
NORTH	449	3,848,855	17,525	4,55	5,093	25	11	9
NORTHEAST	1,794	1,554,291	56,639	36,44	17,836	27	17	9

Sources: Data on the population was taken from the PNAD 2015, Number of municipalities and areas were obtained from INPE The unemployment rate was obtained in the IPEA / PNAD for the year 2014.

Amazonas is the second Brazilian state with lower demographic density (2,54 inhabitants per km2), Its population is concentrated mainly in urban centers while the proportion of inhabitants in rural regions approaches the national average. The state presents a rate of unemployment above the regional and national averages, being the third state with the highest unemployment rate of the North Region.

b) Access to services

Table 82 presents, for AmE as well as average data for Brazil and the North and Northeast Regions, the percentages of households (i) without garbage collection; (ii) same for point "i" for urban areas; (iii) without water supply through networks; (iv) same for point "iii" for urban areas;

(v) without sanitary sewage by networks or septic tank; (vi) same for point "v" for urban areas; and (vi) without electricity located in rural areas.

Table 82 – Service Access Information

Region	% of Households w/o Garbage Collection	% Urban households w/o garbage collection	% Households w/o water supply through networks	% Urban Households w/o water supply through networks	% Households w/o Sewage Networks/Septic Tank	% Urban Households w/o Sewage Networks/Septic Tank	% Rural households w/o electricity
AMAZONAS	15	2	26	16	29	21	17
BRAZIL	**10%**	**1%**	**15%**	**6%**	**19%**	**12%**	**2%**
NORTH	21	3	40	28	38	29	7
NORTHEAST	21	3	20	7	35	23	1

Sources: PNAD 2015.

In Amazonas, 15 of the households do not have garbage collection, 26 do not have water supply through networks, 21 do not have access to the sewage network/septic tanks and 17 of rural households do not have electricity. Note that these are indicators better than those verified for the North region, but worse than registred t for the Northeast and the Brazilian average.

c) Income

Table 83 presents the (i) percentage of households with incomes of up to 2 Minimum Wages (S,M,); (ii) percentage of people living in households with a per capita income below the poverty line[53]; (iii) average household income per capita; and (iv) GDP (Gross Domestic Product) per capita.

Table 83 – Information on Income

Region	Household w/ Income up to 2 SM	% Pop, Below Pov, Line	Average household Income per capita (R$)	GDP per capita(R$)
AMAZONAS	48	24	833,68	21,874
BRAZIL	**39%**	**13%**	**1,152,24**	**26,446**
NORTH	51	22	782,76	17,213
NORTHEAST	58	20	730,24	12,955

Sources: Households w/ income up to 2 SM, -> PNAD 2015, Pop, Below Poverty Line and Average Household Income per capita -> IPEA / PNAD 2014; GDP per capita ->Datasus / IBGE 2013.

[53] Equivalent to two times the line of extreme poverty. The Line of Poverty is based on an estimate of the value of a food basket with the minimum calories needed to adequately supply a person based on World Health Organization (WHO) recommendations

It is noted that the state presents a percentage of population below the poverty line higher than the comparative averages, despite having a per capita household income per capita and GDP per capita higher than the regional averages North and Northeast.

d) Violence

Table 84 shows the number of deaths per aggression per 100 thousand inhabitants registered in the year 2014. It is noted that the indicator for the state of Amazonas is slightly above the national average, but lower than the regional averages of the North and Northeast.

Table 84 – Information on Violence

Region	Death per Aggression
AMAZONAS	31.8
BRAZIL	**29.4**
NORTH	34.3
NORTHEAST	41.6

Source: Datasus/IBGE 2014.

APPENDIX B – Methodology of Market Projection

This Appendix contains a detailed explanation of each methodology deployed in the market projection for AmE.

a) Box & Jenkins

The methodology Box & Jenkins is deployed in stationary time series (yt), that is, values that are continuous over the time. The series may be naturally stationary ($yt = C + \epsilon t$) or artificially stationary. Stationarity may be obtained through integrated models, i.e., from successive differences in the historical series of interest. The differences (Δkyt) may be applied k times until the series becomes stationary. In general, differencing is performed 1 or 2 times. Mathematically, this operation consists of subtracting the present value of the series from its past value, as in Equation 47.

Equation 47 - Stationary Series

$$\Delta y_t = y_t - y_{t-1} \; ou \; \Delta^2 y_t = \Delta(y_t - y_{t-1})$$

The formulation of *Box & Jenkins* methodology is carried out from self-regressive process of p order and rolling averages of order q, $ARMA_{(p,q)}$, for series originally stationary or made stationary, through integrated models, $ARIMA_{(p,d,q)}$. Series with seasonal behavior may be analyzed using models utilizing rolling averages.

Equation 48 - Seasonal Series

$$SARIMA_{(p,d,q)\times(P,D,Q)_s}$$

Where:

p indicates the number of orders of the self-regressive process;

d number of differences to obtain the stationary series;

q represents the number of orders of the process of rolling averages; and

s the seasonality period.

The capital letters represent the same meaning, being applied to the seasonal part of the series.

Following are presented some possibilities of models from this methodology.

Equation 49 - Box & Jenkins Methodology Models

$$y_t = \delta + \varphi_1 \Delta^d y_{t-1} + \varphi_2 \Delta^d y_{t-2} + \ldots + \varphi_p \Delta^d y_{t-p} + \cdots$$ Influence of the values passed in series

$$\ldots \varepsilon_t + \theta_1 \varepsilon_{t-1} + \theta_2 \varepsilon_{t-2} + \ldots + \theta_p \varepsilon_{t-q} +$$ Standard of movement around the avg

$$\ldots + \Phi_1 \Delta^D y_{t-12} + \Phi_2 \Delta^D y_{t-24} + \ldots + \Phi_P \Delta^D y_{t-12P} + \cdots$$ Influence of passed seasonality

$$\ldots + \Theta_1 \varepsilon_{t-12} + \Theta_2 \varepsilon_{t-24} + \ldots + \Theta_Q \varepsilon_{t-12Q}$$ Interaction between the seasonality and mobile avg

It is also possible to add components that capture the trend and auxiliary variables associated with the historical series, the so-called SARIMAX models.

b) ETS (*Exponential Smoothing*)

From this approach, known as State Space Models, it is possible to build models that capture the structure of trend, seasonality, and error of time series, which may be additive or multiplicative (and damped or not in both cases) forming a varied group of possibilities. The parameters of the model are obtained from 3 equations.

Equation 50 – ETS Model

$$l_t = \alpha P_t + (1-\alpha) Q_t$$
$$b_t = \beta R_t + (\phi - \beta) b_{t-1}$$
$$s_t = \gamma T_t + (1-\gamma) s_{t-m}$$

Where lt denotes the level of the series in time t, bt indicates the trend in time t, and st corresponds to the seasonal component of the series in time t (where m denotes seasonality index in the year). The values of Pt, Qt, Rt, and Tt vary according to the chosen model. But α, β, γ, and Φ are constants to be estimated to the prevision equations.

The ETS model includes the family of Exponential Models (Table 85) with the additional possibility of modeling the error component.

Table 85 – Family of Exponential Models

Trend Component	Seasonal Component		
	N (none)	A (additive)	M (multiplicative)
N (none)	N,N	N,A	N,M
A (additive)	A,N	A,A	A,M
Ad (smoothed additive)	Ad,N	Ad,A	Ad,M
M (multiplicative)	M,N	M,A	M,M
Md (smoothed multiplicative)	Md,N	Md,A	Md,M

Source: Adapted from http://robjhyndman.com/talks/RevolutionR/6-ETS.pdf.

Such models present some specific names, namely:

N,N: Simple exponential smoothing

A,N: Holt's linear method

Ad,N: Additive damped trend method

M,N: Exponential trend method

Md,N: Multiplicative damped trend method

A,A: Additive Holt-Winters' method

A,M: Multiplicative Holt-Winters' method

The State Space Models also enable the differentiated treatment of the error component, which may be additive or multiplicative, and which increases the variability of options for the projection of time series. The following are some models:

A,N,N: Simple exponential smoothing with additive errors

A,A,N: Holt's linear method with additive erros

A,A,A: Additive Holt-Winters' method with additive erros

A,Ad,N: Damped trend method with additive errors

M,A,N: Holt's linear method with multiplicative errors

M,A,M: Multiplicative Holt-Winters' method with multiplicative errors

a) Dynamic Models

The Dynamic Models of Linear Regression applied in time series, enable combining the use of auxiliary variables, components of trend, seasonality, and self-regressive parameters, to make predictions using Ordinary Least Squares (OLS). The time series yt may be expressed by a constant β0 plus a self-regressive part that depends on the outdated value of the series plus a coefficient multiplied by the auxiliary variable and added to the error term.

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APPENDIX C - Selection of Models for Market Projection

     The selection of models to perform market projections was made from the selection of models that would present greater strength among the set of models estimated in each distributor and market. It should be noted that the historical series of consumption per class (MWh) presented very strange characteristics, especially due to the economic crisis experienced by Brazil, resulting in greater variability of the sets of data, structural and momentary breaks, modifying the standard and level of the series, diverging from historical standards previously experienced, and increasing the difficult of finding an ideal regression model to perform forecasts.

     The models were selected within the set of adjusted models considering: the most adequate methodology to be deployed; the use of transformations in the historical series; the need of use of auxiliary variables; the analysis of the information criteria; the analysis of the residuals; and the value of the need of change in the period of the observed historical series, in order to obtain more robust models.

     Statistical tests were used in the analysis of the residuals to check assumptions of non-correlation of errors, heteroscedasticity, and normality, namely: Ljung-Box, Durbin-Watson, Arch, and Jarque Bera tests. Additionally, the residuals of the models were analyzed, through serial autocorrelation graphs and histograms. In the cases of the statistical tests, the greater the p-value, the greater the evidence of non-violated assumptions. To fix a base value, the significance level of 1% was used (0.01).

     Considering all aspects presented, the purpose was to find the most robust forecast models within each market and class. Below are the p-value of the statistical tests carried out in each distributor and class of the final models used in the projections, which were elected as most adequate among the possibilities and specificities of each historical series.

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	Table 86 – Statistical Indicators
Distributor	Class	Autocorrelation	Heteroscedasticity	Normality
AmE	Residential	0.676	0.669	0.946
	Industrial	0.058	0.735	0.064
	Commercial	0.957	0.986	0.136
	Rural	0.418	0.46	0.001
	Public Entities	0.852	0.086	0.001
	Public Lighting	0.140	0.245	0.001
	Public Service	0.007	0.03	0.000001
	Proper	0.34	0.514	0.557
ELETROACRE	Residential	0.748	0.178	0.54
	Industrial	0.929	0.0084	0.6287
	Commercial	0.629	0.268	0.369
	Rural	0.070	0.702	0.314
	Public Entities	0.121	0.911	0.224
	Public Lighting	0.999	0.960	0.0000001
	Public Service	0.921	0.345	0.0001
	Proper	0.847	0.978	0.234
CEPISA	Residential	0.050	0.285	0.519
	Industrial	0.386	0.53	0.788
	Commercial	0.908	0.617	0.797
	Rural	0.503	0.667	0.06
	Public Entities	0.109	0.344	0.255
	Public Lighting	0.104	0.144	0.3
	Public Service	0.134	0.577	0.007
	Proper	0.268	0.779	0.108
Ceal	Residential	0.307	0.661	0.739
	Industrial	0.002	0.141	0.019
	Commercial	0.977	0.623	0.3388
	Rural	0.735	0.983	0.0032
	Public Entities	0.503	0.548	0.003
	Public Lighting	0.603	0.997	0.0001
	Public Service	0.467	0.686	0.328
	Proper	0.547	0.958	0.22
Ceron	Residential	0.987	0.399	0.688
	Industrial	0.815	0.8343	0.010
	Commercial	0.081	0.701	0.646
	Rural	0.278	0.452	0.428
	Public Entities	0.007	0.361	0.386
	Public Lighting	0.607	0.992	0.00003
	Public Service	0.137	0.850	0.803
	Proper	0.002	0.407	0.053
BOA VISTA	Residential	0.813	0.634	0.88
	Industrial	0.757	0.856	0.001
	Commercial	0.007	0.814	0.2329
	Rural	0.123	0.732	0.325
	Public Entities	0.289	0.942	0.00001
	Public Lighting	0.819	0.809	0.152
	Public Service	0.289	0.942	0.00002
	Proper	0.953	0.998	0.000005

		Source: Self Prepared.

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APPENDIX D - Non Selected Alternative Models

As mentioned throughout the report, the construction of the models used for market projections started from the initial assumptions for each consumption class. In case the models resulting from such initial assumptions did not satisfy economic and/or statistical consistency criteria, alternative approaches were adopted.

For the residential class, the initial option was the construction of models using as an auxiliary variable the number of consumer units in the concession area. When this variable was not significant or exhibited some other statistical inconsistency or if the projections were inconsistent with the economic and energy expectations for the concession area, the population variable was used.

In the case of AmE, as can be seen in Table 87, the variable units consumer had a p-value higher than the population variable. In general, among the concessionaires considered this was the usual result. Thus, we chose models that used population as an auxiliary variable.

Table 87 – Residential Class: AmE

Class	Variables	Coefficient	P-value	Variables	Coefficient	P-value
Residential	Box & Jenkins			Box & Jenkins		
	AR1	1.6132	<0.001	ln (UC Residential)	4582.4960	0.1333
	AR2	-0.8445	<0.001			
	SMA 1	-1.0931	<0.001			
	SMA 2	0.5498	0.001			
	Constant	-175709.46	<0.001			
	ln (Population)	11818.7976	<0.001			
	MAPE	3.88%		MAPE	4.59%	
	Autocorr.	Heteroc.	Norm.	Autocorr.	Heteroc.	Norm.
	0.676	0.669	0.946	0.029	0.365	0.338

Source: Self Prepared.

For the industrial class, the initial models were constructed using the auxiliary variable GDP. In the case of AmE, this variable was not significant so we chose to use the variable Industrial Employment as an auxiliary.

Table 88 – Industrial Class: AmE

Industrial	Box & Jenkins			Box & Jenkins		
	SMA1	-0.6691	<0.001	AR1	-0.44014	0.0000
	Trend	-51671.849	<0.001	ln(GDP)	1065176	0.8957
	ln(Jobs)	103454182	<0.001			
	MAPE	4.36%		MAPE	4.27%	
	Autocorr.	Heteroc.	Norm.	Autocorr.	Heteroc.	Norm.
	0.058	0.735	0.064	-	-	-

Source: Self Prepared.

For the commercial class, as the industrial one, the use of GDP as an auxiliary variable was chosen and significant for AmE.

Table 89 – Commercial Class: AmE

Commercial	Box & Jenkins		
	A R1	0.674724	<0.001
	MA 1	-0.880788	<0.001
	SMA 1	0.2532347	0.019
	Trend	3.0315544	0.1
	ln (GDP)	164.74046	0.074
	MAPE	3.58 %	
	Autocorr,	Heteroc,	Norm,
	0.957	0.986	0.136

Source: Self Prepared.

For the rural class, the GDP or population was tested alternately depending on the characteristics of the class in the concession area (subsistence crops or larger agricultural crops with high proportion of irrigating clients).

For AmE, it was not statistically possible to estimate a population model. The models with GDP were adequate.

Table 90 – Rural Class: AmE

Rural	Box & Jenkins			Box & Jenkins		
	Constant	1.2576	0.000	A R1	0.5233	0.0000
	A R1	0.3646	0.023	Constant	1.0054	0.0000
	May/16	-0.0003	0.055	ln (Rural Pop,)	-0.0004	0.6518
	ln (GDP)	0.0005	0.105			
	MA PE	6.16%		MA PE	-	
	Autocorr,	Heteroc,	Norm,	Autocorr,	Heteroc,	Norm,
	0.418	0.46	0.001	-	-	-

Source: Self Prepared.

For utilities and Public Entities the use of auxiliary variables was evaluated: GDP or Population. In the case of AmE, the model for public entities with GDP was statistically inferior than the model with population due to the greater MAPE and inferior residuals statistics. In the utilities class, the initial option was population and its use was adequate for AmE.

Table 91 – Public Entity Class: AmE

Public Entity	Box & Jenkins			Box & Jenkins		
	Constant	-994.016	<0.001	ln (GDP)	13.1116	0.0006
	AR1	0.5898	<0.001			
	SAR1	0.8266	<0.001			
	SMA 1	-0.4571	0.089			
	SMA 2	-0.1017	0.614			
	ln (Population)	70.0309	<0.001			
	MAPE	5.45%		MAPE	6.50%	
	Autocorr.	Heteroc.	Norm.	Autocorr.	Heteroc.	Norm.
	0.852	0.086	0.001	0.227	0.336	0.036

Source: Self Prepared.

Table 92 – Utility Class: AmE

Utilities	Box & Jenkins		
	Constant	-10.5364	0.218
	AR(1)	0.4406	<0.001
	SAR(1)	0.4404	0.01
	Aug-Sep/2015	-0.2699	0.015
	Feb/2013	-0.1156	0.137
	ln (Population)	1.3355	0.019
	MAPE	6.18%	
	Autocorr.	Heteroc.	Norm.
	0.007	0.03	0.000001

Source: Self Prepared.

It should be noted that the classes of Public Lighting and Own Consumption were projected by univariate models, so they are omitted from the evaluation because there was no use of auxiliary variables.

SUMMARY OF RESULTS

Regression statistics	
R Multiple	0.3957927
R-Squared	0.1565518
Adjusted R-squared	0.1390821
Standard error	2.1748611
Notes	50

ANOVA

	gi	*SQ*	*MQ*	*F*	*Sig, F*
Regression	1	42.17283794	42.17283794	8.915994185	0.004440009
Waste	48	227.0409983	4.730020799		
Total	49	269.2138363			

	Coff	*Stand Error*	*Statt*	*P value*	*95% Inf*	*95% sup*
Intersction	-1.067374	0.633755193	-1.684205517	0.098634873	-2.34162421	0.206876226
DEC	-0.0763672	0.025575361	-2.985966206	0.004440009	-0.127789876	-0.024944454

SUMMARY OF RESULTS

Regression statistics	
R Multiple	0.579074018
R-Squared	0.335326718
Adjusted R-squared	0.323665783
Standard error	1.327057263
Notes	59

ANOVA

	gi	SQ	*MQ*	F	Sig. F
Regression	1	50.64238135	50.64238135	28.75641831	1.5493E-06
Waste	57	100.3816159	1.76108098		
Total	58	151.0239972			

	Coff	*Stand Error*	*Statt*	*P value*	*95% Inf*	*95% sup*
Intersection	0.047251037	0.385248927	0.122650665	0.902815161	-0.724196633	0.818698707
FEC	-0.136815033	0.025513288	-5.362501125	I.5493E-06	-0.18790451	-0.085725556

Source: Self Prepared

APÊNDICE F – Concepts and Methods of BRR Valuation

     In relation to the methods of BRR valuation, there are four main approaches used by the regulators in Brazil and in other countries: (i) the economic or market value; (ii) the replacement cost; (iii) the combination between the economic and replacement methods, resulting in a hybrid approach; and (iv) valuation based on comparison of BRR with similar companies.

Methods Based on the Economic or Market Value

     The methods based on the economic value, also called market value, aim at determining the price the investors would be willing to pay for the company or, in other words, the capacity of the company’s assets to generate wealth.

The economic value of the assets may be estimated from three methodologies:

i. Auction Bid: corresponds to the minimum bid value of the sale auction or to the winning bid. Only applicable in the cases where there is a bidding process of sale of the assets, as in the case of privatization. Its value shall coincide with the net present value of the expected cash flow from the point of view of the winner of the auction or the minimum bidder. This method was used by ARSESP (Regulatory Agency of Sanitation and Energy of the State of São Paulo) in the definition of the value of BRR of COMGÁS (Companhia de Gás de São Paulo) [7].

ii. Net Present Value (VPL): defined as the sum of the present values of the estimated flows of expenses, taxes, investments, and revenues of the company, calculated with a discount rate (Weighted Average Cost of Capital - WACC). Its preparation requires several assumptions to the projections of the different components of costs and expenses of the regulated company.

iii. Share Value: it consists of the value estimated by the quotation of the company’s shares negotiated on a stock exchange. Although it is a simple parameter, it only represents part of the company’s value: the business value under the point of view of the shareholder. Therefore, it excludes the debt value, which is added in separately. This method was used by the electric power and channeled gas and sanitation Regulators of the United Kingdom, OFGEM (Office of Gas and Electricity Markets) and OFWAT (Water Services Regulation Authority), respectively.

Methods Based on the Replacement Cost

The replacement cost method is focused on the physical, taking into account the valuation of existing assets or the design of the optimum configuration of the infrastructure. Therefore, these methods are different from the economic value, which focuses on the value itself.

There are four main methodologies to estimate the replacement cost:

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i.	Historical Corrected Costs (Current Cost Valuation - CCV): it involves the adoption of the original acquisition price (from the accounting records), depreciated based on the service life and updated by monetary indicator (sector or general). The updating of the book value is required when, as occurs in Brazil, the accounting standards do not allow the indexation of the acquisition value of fixed assets. This method is adopted in the regulation of sanitation in Colombia and of Melbourne Water in Australia. It is also used in the regulation of the services of electric power distribution and transmission in Norway and The Netherlands. In the Netherlands, this method is also applied to the regulation of natural gas.
ii.	Depreciated Replacement Cost (DRC): consists of the cost of replacing each asset with a new one that performs the same services and that has the same capacity as the existing asset, replacing it in identical conditions—that is, without considering technological innovations. Additionally, the depreciation is discounted, representing a deduction for the physical deterioration of the asset and its obsolescence. This method is used in the regulation of some sanitation companies of Australia such as the South East Queensland Water and Hobart Water.
iii.	Depreciated Optimized Replacement Cost (DORC): this measures the current cost of replacing each asset, taking into account the remaining service life and the best technological and economical options existing. It involves the adaptation of the assets to the demand (such as, for example, using use indexes), the revaluation of the assets to the price of new and the consideration of their accumulated depreciation according to the service life elapsed. Such method is used by ARSESP in the regulation of sanitation to SABESP (Companhia de Saneamento Básico do Estado de São Paulo) and by ANEEL in the electric power distribution [15].

iv.	New Replacement Cost - VNR (Gross Optimized Replacement Cost - GORC): this is the result of an optimization process of bottom-up engineering and economic parameters. It does not take into consideration the age of the assets, but simulates the assets that would be operated by a new hypothetical and efficient provider, with current costs and technologies. This method, also called Reference Company, is applied in Chile, either in the regulation of electric power distribution or sanitation. It was also applied by ADASA (Agência Reguladora de Águas, Energia Saneamento do Distrito Federal - Regulatory Agency of Water, Energy, and Sanitation of Distrito Federal) in the regulation of the sanitation services provided by CAESB (Companhia de Saneamento Ambiental do Distrito Federal). In the case of CAESB, the Regulator aimed at respecting the technological history of the investments made [15].

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Hybrid Methods

     The hybrid methods correspond to combinations between the methods of economic value and replacement cost. Their use has combined pros and cons of both methods. There are two main approaches:

i. Optimized Deprival Value (ODV): this consists of the lowest value between the economic value and the replacement cost. Such method is used by the Commerce Commission in regulation of the services of electric power distribution and transmission in New Zealand [16].

ii. Rolling Forward: this represents the shielding of the initial base, defined from any of the methods previously detailed, and subsequent update of the shielded values until the date of each tariff revision, taking into consideration the monetary indexing, the deduction of the write-offs, the depreciation, and the additions (whose methods may be different from those used for the initial base). This method converts the initial asset into a kind of financial asset. Once incorporated to the BRR, the price of the asset is not reassessed again nor is technological change incorporated. This method is used by ANEEL in the valuation of the BRR of the electric power distributors in Brazil.

Comparison Value Method

     This method is determined from the values associated to the BRR of similar companies with a sample of comparable assets. To its calculation, it is required the establishment of a benchmarking and the gathering of the values defined to the BRR of other companies.

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APPENDIX G – Company's Debt Overview

Contract	Blance as of 31/12/2016	Creditor	Debt Class	Payments System	Principal payments frequency	Interest payments frequency	Grace Period From 12/31/2016	Interest captalization during grace period	Interest rate index	ARM margin	Installments 31/12/2016
2082	3,335,929	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	9
2267	20,541,177	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	49
2459	20,433,386	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	57
2571	721,809	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	2
2572	135,253	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	2
2573	396,285	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	2
2642	1,784,953	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	2
2653	242,998	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	2
2672	630,180	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	2
2707	10,678,724	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	15
2719	914,065	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	2
2748	158,400	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	2
2765	29,783,003	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	15
2770	325,014	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	8
2814	2,329,548	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	15
2827	8,266,807	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	96
2841	3,832,803	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	15
2843	7,090,966	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	12
2864	547,609	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	72
2883	4,034,655	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	86
2903	112,729,784	Eletrobrás	RO-BIRD	CAM	Monthly	Monthly	20 months	Yes	BIRD Cost	5.2%	96
2910	3,579,844	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	78
2923	13,563,127	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	26
3016	1,448,622	Eletrobrás	RO	CAM	Monthly	Monthly	-	No	SELIC	0.5%	31
0284 RES - 0561	393,230,172	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	119% CDI	0.5%	72
0289 RES - 0737	853,459,960	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	119% CDI	0.5%	72
3325 RES - 0639	475,497,456	Eletrobrás	RGR	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.5%	84
2116 RES - 055	15,280,609	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	72
2133/02-R1	695,393	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	4
2452 RES - 642	1,553,735	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.0%	49

June 2017

Privatization of Eletrobras System Distributors

Product 7 - Amazonas Technical-Operational Evaluation Report

Mais Energia B Consortium

To

National Bank for Economic and Social Development ("BNDES")
Av. República do Chile, 100
Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves - OCS 028/2017 Agreement Manager

June 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The result of our work is detailed in this document "Product 07: AMAZONAS Technical-Operational Evaluation Report ("Report"), dated June 2017.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in AMAZONAS' evaluation, in accordance with the Agreement, and was based on information provided by AMAZONAS' management and on the premise that this information is true and complete. This information was not subject to testing or verification, except where expressly stated within the scope of our work.

In case the Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Siglasul Consultoria Ltda., as member of the Consortium

Luis Fernando Alvarez	Leonardo Campos Filho

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	1
This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary

1.	Executive summary	5
2.	Company operational characterization and diagnosis	8
2.1.	Characterization of the company's area of activity	9
2.2.	Geoelectric Characterization of the Concession	19
2.3.	Utility's Consumer Market Analysis	24
2.4.	Operating Indicators	29
2.5.	Energy Purchase and Sale Indicators	38
2.6.	Asset Conditions	41
2.7.	Critical points observed during the field visit and challenges for new utilities	44
3.	Five-Year Investment Plan ("PIQ")	46
4.	References	51
APPENDIX A - Socioeconomic Characterization of the Concession Area		52
APPENDIX B - Consumer Market		55
APPENDIX C - Response to Emergencies		56
APPENDIX D - AmE Vertical Divestiture Process		58

Figures

Figure 1 - State of Amazonas (capital highlighted)		11
Figure 2 - Federal and State Highways of Amazonas		14
Figure 3 - Representation of the waterways, federal and state roads of Amazonas		16
Figure 4 - Cumulative total precipitation for the Brazilian states		18
Figure 5 - Average temperatures observed for the Brazilian states.		18
Figure 6 - National Interconnected System		20
Figure 7 - Substations of Manaus' electrical system		22
Figure 8 - Map of the Location of River Tracks in Rural Areas		23
Figure 10 - Illustration of the AmE vertical divestiture process - First Stage		59
Figure 11 - Illustration of the AmE vertical divestiture process - Second Stage		60

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Graphs
Graph 1 - Total Road Density (km/km²)	13
Graph 2 - Percentage of Existing and Planned Roads in 2015	13
Graph 3 - Competitiveness of generation sources	20
Graph 4 - DEC Determined Indicator and Limits	31
Graph 5 - FEC Determined Indicator and Limits	31
Graph 6 - Number of Sets that violated their 2016 limits and UC Representation	32
Graph 7 - Histogram of AmE's sets: 2016 DEC	33
Graph 8 - Histogram of AmE's NUC: 2016 DEC	33
Graph 9 - Histogram of AmE's sets: 2016 FEC	33
Graph 10 - Histogram of AmE's NUC: 2016 FEC	33
Graph 11 - Evolution of the product quality indicator (DRCE)	35
Graph 12 - Evolution of the product quality indicator (DRPE)	35
Graph 13 - Regulatory Technical Losses for Injected Energy	36
Graph 14 - Comparison between Non-Technical Real and Regulatory Losses for the BT Market	37
Graph 15 - Evolution of Base Energy, Bilateral and CCEAR and the percentage of Required Energy recognized by the Energy
Rate	40
Graph 16 - Mean Times of Response to Emergencies	56
Graph 17 - Evolution of the Number of Emergency Events with Electric Power Outage Versus the Total	57

Tables
Table 1 - Five-year Investment Plan - Base Scenario	7
Table 2 - Five-year Investment Plan - Alternative Scenario	7
Table 3 - Amazonas Road Indicators	15
Table 4 - Climatic Characteristics of AmE's Concession Area	17
Table 5 - Evolution of the Number of Consumers by Voltage Level	24
Table 6 - Market Evolution by Voltage Level	25
Table 7 - Evolution of Revenue by Voltage Level	26
Table 8 – NUC Evolution by Rate Class	26
Table 9 - Market Evolution by Rate Class	27
Table 10 - Evolution of the Average Market by Rate Class	27
Table 11 - Revenue Evolution by Rate Class	28
Table 12 - Number of Consumers, Market and Revenue by Voltage Level	28
Table 13 - Number of Consumers and Revenue by Rate Class	29
Table 14 - Compensations for Breach of Quality of Service Indicators	30
Table 15 - Results of Regulated Required Energy (MWh) from 2012 to 2016	39
Table 16 - Results of Contracted Energy (MWh) from 2012 to 2016.	39

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Table 17 - Physical data of UTEs connected to the Manaus system	42
Table 18 - AmE distribution system physical data	43
Table 19 - Investments in progress in the year 2017 by Type of Project	47
Table 20 - Base Scenario: Projection of Five-Year Investments (Detailed Resources by Type of Project/System)	49
Table 21 - SEs and LDs with investments anticipated from 2024/2023 to 2022 for the Five-Year Plan	50
Table 22 - Base Scenario: Projection of Five-Year Investments (Detailed Resources by Type of Project/System)	50
Table 23 - Demographic Information, Level of Education and Unemployment Rates	52
Table 24 - Service Access Information	53
Table 25 - Income Information	53
Table 26 - Information on Violence	54

Charts
Chart 1 - Socioeconomic characterization of the state of Amazonas	11
Chart 2 - Overview of the Brazilian Rate Structure	55
Chart 3 - Summary of the AmE vertical divestiture process stages.	58

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	4

1. Executive summary

     This report aims to fulfill item "4.2.5 - Technical-Operational Evaluation of Eletrobras Group Companies", of the "Invitation to Bid" regarding the "AARH Electronic Bidding #51/2016 - of the National Bank for Economic and Social Development (BNDES) for Amazonas" (hereinafter referred to as AmE for the purposes of this report).

     In this document - and in its Appendices - all aspects related to the Invitation to Bid are presented, as described below: (i) operational characterization and diagnosis of the company, identifying the operational challenges in the distributor's concession area, including the current operational indicators; (ii) conditions of assets, services and investments in progress, based on field visits, assessing the most critical points in the concession; and, (iii) investment plan for the next 5 years, with scenarios that envisage the proper operation of the distributor.

     AmE's concession area, located in the state of Amazonas, northern region of Brazil, has continental dimensions: the state of Amazonas is the largest federative unit in the country, with an area of 1,559,159 km², making it the ninth largest subdivision in the world and with a territory that is larger than the combined areas of countries such as France, Spain and Sweden [1]. It borders the state of Pará, to the east; Mato Grosso, to the southeast; Rondônia and Acre, to the south and southwest; Roraima, to the north; in addition to countries such as Venezuela, Colombia and Peru, respectively to the north, northwest and west. The state has about 4 million inhabitants, with 50% of the population in the capital, Manaus.

     With a hot and humid climate, annual temperatures varying between 21 ºC and 42 ºC, the concession is characterized by high humidity throughout the year, which favors the formation of vegetation cover. Rains are abundant and, at certain times, cause floods, submerging vast regions. In addition, the total of paved roads represents only 36% of the state's highways roads, which shows the lowest density of roads in Brazil, with only 10 meters of road per square kilometer.

     These facts directly influence the logistics of operation of the teams to respond to emergencies due to the imminent threat of car bogging during the rainy season, since these roads tend to become even more precarious with the concentration of mud and dirt, affecting even the durability of vehicles. It should be noted that, in contrast to the difficulties of expanding and using Amazonas' road network, there is access to navigation through the region's rivers (about 40% of the navigable parts of the country) and this is a facilitating factor for access to non-urbanized regions.

     Consequently, these climate and logistic issues affect service times in the event of discontinuation of energy supply (AmE shows a total mean time of response to emergencies equivalent to 5 hours). This finding is reflected in the collective quality indicators, especially the DEC1, resulting in a breach of limits approved by ANEEL. According to data from 2016, 76% of consumer units ("NUC") of the company belonged to consumer sets which had indicators that were higher than regulatory targets.

[1] Equivalent Downtime Duration per Consumer Unit ("DEC").
PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	5

     It should be noted that the level of energy losses in the AmE system is extremely high, especially with respect to the commercial aspect of losses. The level of real Non-Technical Losses ("PNT") is well above the regulatory target, higher than 100% of what is billed from the Company's entire low voltage grid.

     Regarding the consumer market, AmE has its market represented by consumers allocated at the High, Medium and Low Voltage levels, the latter being more expressive with respect to the number of consumers (99.7%), market (54.4%) and revenue (59.3%), according to 2016 data. Noteworthy is the growth of consumers classified as Low Income: this market grew, on average, 51% p.a. in the period between 2013 and 2016. Despite the high level of representativeness for BT, the AT level has a good market share, with an average consumption of 1TWh (15.6% of the market and 12.2% of revenues), according to 2016 data. This is essentially due to the existence of the industrial hub of Manaus. Noteworthy is the current migratory movement of large consumers to the free market, which represents a risk for the distributor (which contracts energy/input for power generation to serve the medium- and long-term market).

     Regarding the distributor's electrical system, in spite of the fact that good assets were observed during the visits, there were substations with over 30 years of installation and operation time. Due to obsolete equipment in general (AT and MT circuit breakers, disconnecting switches etc.) in the entire protection system and communication system, these substations still require operators for manual operations. There are also feeders with little flexibility in the transfer of loads in situations of operation contingency due to excessive loading. Thus, there is a need for new transforming substations and sub transmission lines.

     The thermoelectric base shows problems that affect electric power supply to municipalities served in rural areas of the concession. In rural areas, there is a need for revitalization of assets due to the problems caused by excessive exposure to humidity. There are also operational problems related to the low voltage system, caused by faults in the management of connected loads and irregular consumption, which cause burning of transformers.

     For correcting AmE's operating conditions, while observing both commercial and technical aspects, a Five-Year Investment Plan ("PIQ") is an integral part of this report, which prioritizes, for the first five years, investments related to the expansion and strengthening of the company's distribution system, as well as resources needed to complete the Programa Luz Para Todos ("PLPT") program.

     The main sources of information for the PIQ are the "Electricity System Expansion Plan (2017-2026 horizon)", the "Distribution Development Plan ("PDD") for the year 2017" (although provisional2), the "2015 Results Plan for Improvement of the Distribution Services" and the "2017 Plan for Temporary Rendering of the Electricity Distribution Service (internal version)3", all of which were prepared by AmE, among other bibliographic references listed in Item "3 - Five-Year Investment Plan ("PIQ")".

2 At the time of drafting this report, the 2017 PDD had not yet been delivered to ANEEL.

3 At the time of drafting this report, the Temporary Provision Plan had not yet been filed at ANEEL.

PwC | Loeser e Portela Advogados | Siglasul Prepared for BNDES 6

     The PIQ has two investment scenarios (called the "Base Scenario" and the "Alternative Scenario") that differ in the time allocation of certain investments, where the Alternative Scenario occurs in the most opportune time for rate recognition when carrying out the rate revision expected for 20234, and also foresees investments that are not included in the Base Scenario.

     The investments were, in their total amounts, defined as shown in Table 1 (Base Scenario) and Table 2 (Alternative Scenario) 5.

	Table 1 - Five-year Investment Plan - Base Scenario

						Total
Year	2018	2019	2020	2021	2022
						Period

Total	BRL 1,115,342,529	BRL 776,588,850	BRL 767,540,831	BRL 222,734,514	BRL 481,722,544	BRL 3,363,929,268

Total
Own	BRL 453,880,838	BRL 719,209,500	BRL 595,177,169	BRL 222,734,514	BRL 481,722,544	BRL 2,472,724,565
Resources*

	Table 2 - Five-year Investment Plan - Alternative Scenario

						Total Period
Year	2018	2019	2020	2021	2022

Total	BRL 1,115,342,529	BRL 776,588,850	BRL 767,540,831	BRL 222,734,514	BRL 518,196,774	BRL 3,400,403,498

Total
Own	BRL 453,880,838	BRL 719,209,500	BRL 595,177,169	BRL 222,734,514	BRL 518,196,774	BRL 2,509,198,795
Resources*
*For total Own Resources, we deducted subsidies related to the projects linked to the Programa Luz para Todos ("PLpT") (90%) in the year
2018 and the CCC subrogation for the interconnection of isolated systems in the years 2019 and 2020, thus better equalizing the initial disbursement to the new utility.

     The high volume of investments allocated in 2018 (around 33% of the five-year period) are related to expansion and reinforcement works on the AT distribution system, which have been hampered in recent history due to a lack of financial resources. In addition, this year, a large amount of investment is needed to meet the PLPT targets. Since the program ends in the year 2018 according to Decree #8,387 of 12/30/2014, and considering the large volume of investments that are still needed, special attention will be paid to the new manager of the company regarding the physical capacity to execute the works or otherwise renegotiate with ANEEL the postponement of the deadline for completion of the program.

4 In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, an RTP in the year 2023.

5 The financial amounts of projected five-year investments presented in this Report are in real currency at April 2017 prices.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	7

     It should be noted that the company has a particularity regarding the process of vertical divestiture. The model of the Brazilian electricity sector determines that distributors connected to the National Interconnected System ("SIN") should not have power generation, transmission and commercialization ventures, which are considered to be activities that are not related to the electric power distribution service concession. The fact that the company operates in isolated systems has caused it to hold generation and transmission assets and, consequently, to become a company with vertical processes. However, since the state already has its capital and surroundings interconnected to the SIN, vertical divestiture is necessary.

     Despite the urgency for vertical divestiture, ANEEL extended the deadline for separating the company's generation and transmission (G&T) departments. Thus, AmE will still have 18 months, as of November 1, 2016, to complete the process. The Agency's decision took into account the complexity of the Company's vertical divestiture model, which proved to be arduous due to the difficulty in pricing the Amazonas G&T, partly due to the uncertainty regarding the price of gas after 2030, when the contract with the Amazonas state gas distributor (Cigás) ends. Further details of this process are contained in Appendix D to this report.

     In the following items (and in its Appendices), all the aspects discussed in the executive summary shall be detailed.

2. Company operational characterization and diagnosis

     In this chapter, we will discuss the characterization of AmE's concession area, as well as make a brief operational diagnosis of the company.

     Firstly, we will make a brief description of the company's area of activity (by providing information about its history, socioeconomic, road infrastructure and climate indicators) in order to subsequently carry out the Company's electrical characterization (assessing the level of interconnection to the SIN and constructive standards of the electricity distribution grids).

     Next, we will analyze the company's consumer market by detailing information of both consumption broken down by voltage level and by rate class and of billing according to the type of user. Subsequently, we will cover the main operating indicators regarding: (i) quality of service; (ii) product quality; (iii) response to emergencies; and (iv) power losses, in addition to evaluating energy purchase and sale indicators.

     Also in this chapter we will analyze the conditions of the assets observed in the visits made in the field, highlighting critical points and main challenges for a new utility.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	8

2.1. Characterization of the company's area of activity

2.1.1. Brief History

     Street lighting in the city of Manaus goes back to the year 1880, when electricity was generated in Amazonas' capital through wood gas generators. However, street lighting in the city was only expanded in a structured way in 1895, with the creation of Manaós Electric Lighting Company, a North American company which won the bidding process promoted by the state's government. Soon thereafter, in 1898, the state government incorporated Manaós Electric Lighting Company, which started to provide street lighting service to the state's capital [2].

     At the end of the 19th century and the beginning of the 20th century, during the first years of the Brazilian Republic, concessions for public services were commonly administered by Municipal Authorities (municipal governments), and were usually passed on to individuals with economic and political influence, and which later leased the concessions to specialized companies. This movement was not different in the state of Amazonas.

     In 1908, the electricity generation and distribution service in the city of Manaus was leased by Engineer Antônio Lavandaira, who for ten years worked in the service provision through a contract that today resembles a "PPP" (Public-Private Partnership). In 1918 electric power supply in the state of Amazonas was passed again into the hands of external capital through an England-based company called The Manaos Tramways and Light Company [3].

     Only in 1952 did the company return to state government, which created Centrais Elétricas de Manaus (CEM), as per Law #1,654 of July 28, 1952. The purpose of the newly created state company was to generate, transmit and distribute electric power to the city of Manaus [4].

     Ten years later, CEM became a subsidiary of Centrais Elétricas Brasileiras S.A. (Eletrobras). Created on July 11, 1962, Eletrobras was awarded the assignment of promoting studies, construction projects and operation of generating plants, transmission lines and substations intended for the supply of electric power in Brazil [5]. From the moment of its creation, Eletrobras started to contribute decisively to the expansion of electric power supply and the development of the country.

     In the year 1980, Eletronorte (Centrais Elétricas do Norte do Brasil S.A., a subsidiary company of Eletrobras, which was created by means of article 1 of Decree #72,548 of 7/30/1973 with the purpose of expanding the large-scale electricity production in the Amazon region) incorporated Companhia de Eletricidade de Manaus under its control.

     At the same time, in 1963, Centrais Elétricas do Amazonas S/A (called CELETRAMAZON), was created by means of State Law #35 of July 31, 1963, with the purpose of expanding electric power services to the rural part of the state of Amazonas. In November 1983, the company's corporate name changed to Companhia Energética do Amazonas ("CEAM").

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	9

     Thus, at the moment, two independent companies were operating in the state of Amazonas to promote electric power services: one for the capital and the other for the rural part of the state. It should be noted that Eletronorte did not build a single, continuous and interconnected system of generation, transmission and distribution of electric power due to high transmission costs in the Amazon region and the characteristics of the market in the region, which is marked by spread out population and small loads. The most important isolated systems included the capital cities of Manaus, Porto Velho, Rio Branco, Macapá and Boa Vista [6].

     In 1997 CEM was renamed Manaus Energia, still as a direct subsidiary of Eletronorte [7]. In turn, in the year 2000 CEAM was federalized, and its control was assigned to the Eletrobras group. In 2008 alone, Eletrobras assumed control of Manaus Energia. Thus, the group's next step was to unify the two companies (Manaus Energia and CEAM) in April 2009 as Amazonas Distribuidora de Energia S.A (AmE). For the first time in history, both the rural part of the state and the capital had services provided by a single utility.

     In its area of activity, Amazonas Distribuidora de Energia S.A. was responsible not only for energy distribution services, but also for the generation and transmission of electricity to the entire state of Amazonas (which has large dimensions and difficult access to rural areas, requiring local isolated generation).

     However, with the interconnection of the capital Manaus to the National Interconnected System in July 2013, there was a need to begin the process of AmE's vertical divestiture. In 2013, through the Extraordinary General Meeting of Amazonas Distribuidora de Energia S.A., the creation of a Generation and Transmission Company (AmE G&T) was approved with the purpose of enabling the process of vertical divestiture [8]. Eletrobras approved the creation of a wholly-owned subsidiary of Amazonas Energia, as part of the segregation operation of its generation and transmission assets and operations, approved in 2015 through a General Meeting. However, such process is not yet complete. In Appendix D to this report, we will go deeper into the company's vertical divestiture process.

2.1.2. Description of the Area of Activity

     AmE operates in the entire state of Amazonas, which is the largest federative unit in Brazil, with an area of 1,559,159,148 km², making it the ninth largest subdivision in the world and with a territory that is larger than the combined areas of countries such as France, Spain and Sweden [1]. It borders the state of Pará, to the east; Mato Grosso, to the southeast; Rondônia and Acre, to the south and southwest; Roraima, to the north; in addition to countries such as Venezuela, Colombia and Peru, respectively to the north, northwest and west. It has 98% of its forest cover preserved, the so-called Amazon Rainforest, with an area of 5,500,000 km² covering 9 countries (Brazil, Peru, Colombia, Venezuela, Ecuador, Bolivia, Guyana, Suriname and French Guiana).

     The state has about 4 million inhabitants, with 50% of the population in the capital, Manaus. In addition, the Brazilian Institute of Geography and Statistics ("IBGE") identified 65 indigenous groups in the state, which holds the largest indigenous population in the country, totaling 168,680 inhabitants according to the 2010 Census.

Figure 1 shows the spatial distribution of the 62 municipalities in the state.

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Manaus

Figure 1 - State of Amazonas (capital highlighted)

Source: Prepared by the author.

The main socioeconomic characteristics of the state, as well as aspects of infrastructure and climate are described below.

2.1.3. Socioeconomic Characterization

Chart 1 summarizes the socioeconomic characterization of AmE's concession area.

Chart 1 - Socioeconomic characterization of the state of Amazonas

The state of Amazonas is characterized by:

I. 62 Municipalities
II. 2.54 Inhabitants per km^2 (density)
II. 16% of the Population was located in rural areas in 2015
II. 9% of the Population was illiterate in 2015
II. 15% of Households had no garbage collection in 2015
II. 16% of Urban households had no water supply through networks in 2015
II. 21% of Urban households had no sanitary sewage networks/septic tanks in 2015
II. 17% of Rural households had no electric lighting in 2015
III. 11% Unemployment Rate, according to the 2014 IPEA/PNAD
III. 24% of the Population inhabited households with per capita household income below the poverty line in 2014
III. BRL 833.68 Average per capita Household Income in 2014 (for Brazil, this amount is BRL 1,152.24)
IV. BRL 21,874 GDP per capita
IV. 31.79 Deaths per 100 thousand inhabitants in 2014 (Brazilian average: 29.37)

Sources: i. IBGE; ii. 2015 PNAD; iii. 2014 IPEA/IBGE; iv. DATASUS/IBGE.

     As shown, the state of Amazonas shows deficiencies in infrastructure services: according to data from the 2015 PNAD, 15% of households did not have garbage collection; 16% of urban households did not receive water supply through networks, and 21% did not have adequate sanitary sewage (septic tank or networks). With regard to income, according to data from the 2014 IPEA and IBGE, the state had 24% of households living below the poverty line, despite having the 11th highest GDP per capita in Brazil (BRL 21,874), which shows high income inequality.

     It should be noted that the electric power service is the closest to being universalized in the state, but Amazonas still concentrates the largest percentage of rural households without electricity lighting in Brazil (17% of the total).

     The main economic pole of the North region is worth noting: built in an area of 10 thousand km², based in Manaus, the Manaus Free Trade Zone ("ZFM") is a very important economic center for the state of Amazonas. The ZFM was implemented through Decree-Law #288 of February 28, 1967, aimed at allying environmental protection with the establishment of tax incentives for the implementation of three poles6: commercial (major rise until the end of the 80's); industrial (considered ZFM's foundation, with approximately 600 high-tech plants generating more than half a million direct and indirect jobs, mainly in the electronics, motorcycle and chemical (and farming) sectors, encompassing projects aimed at the activities of food production, agroindustry, fish farming, tourism and wood processing.

     Regarding revenues, and knowing that most of Amazonas' GDP comes from Manaus, in 2014 ZFM obtained a total of BRL 87.25 billion in revenues7. This amount corresponded to 1.6% of Brazil's GDP in that year, keeping the capital Manaus within the top six municipalities with largest revenues in the country.

     Appendix A shows the comparisons of the indicators analyzed in relation to the national and north and northeast region averages.

2.1.4. Characterization of Road Infrastructure

     The National Department of Transportation Infrastructure ("DNIT") is the main executing agency of the Ministry of Transportation. It was implemented in February 2002 to perform the roles related to the construction, maintenance and operation of the infrastructure of the segments of the Federal Highway System under direct administration of the Union in the modalities of road, rail and waterway. The analysis and conclusions contained in this section are based on information provided by DNIT in the 2015 annual summary of the National Road System.

     Graph 1 - Total Road Density (km/km²) contemplates the total road density by taking into account the planned and existing regions of Brazil, specifying the data for the North and Northeast states. As shown, the state of Amazonas shows the lowest density of roads, with only 10 meters of highways per square kilometer of geographical area. This fact is partially justified by the area occupied by the Amazon rainforest, a fact that (greatly) reduces the free area for urbanization.

6 According to information from the Manaus Free Trade Zone Superintendency ("SUFRAMA") website.

7 "Indicadores de Desempenho do Polo Industrial de Manaus" Report. Accessed 4/3/2017.

PwC | Loeser e Portela Advogados | Siglasul Prepared for BNDES 12

Graph 1 - Total Road Density (km/km²)

0,80
0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
0,01
0,03
0,04
0,05
0,06
0,11
0,14
0,17
0,25
0,25
0,26
0,36
0,46
0,53
0,54
0,62
0,13
0,58
0,69
AMAZONAS
PARÁ
RORAIMA
AMAPÁ
ACRE
RONDÔNIA
TOCANTINS
MARANHÃO
PIAUÍ
BAHIA
SERGIPE
CEARÁ
PERNAMBUCO
RIO GRANDE DO NORTE
ALAGOAS
PARAÍBA
CENTER-WEST
SOUTHEAST
SOUTH
NORTH
NORTHEAST

Source: DNIT, 2015.

Graph 2 (Percentage of Existing and Planned Roads in 2015) identifies that there is a prospect of a large expansion of the state's road transportation in the short term. Approximately 58% of all roads are in the planning phase, while 42% are in use. However, there is great uncertainty as to the availability of short- and medium-term road infrastructure, since much of this planning has no end date.

42%
58%
Planned
Existing

Source: DNIT, 2015.

Figure 2 shows the federal (red) and state (blue) highways of Amazonas. As expected, there is a greater concentration of roads near the capital (Manaus) region. State roads are less representative than federal ones.

Highways:
State
Federal

Figure 2 - Federal and State Highways of Amazonas

Source: DNIT, 2016 and 2013[8].

The analysis of the roads effectively constructed results in the information concentrated in Table 3, which provides data for federal, state and also municipal highways, as well as the paving[9] situation thereof for the state of Amazonas.

The state has a road network that totals almost 6,000 km of highways, with federal and municipal roads having similar levels of representativeness, respectively 38% and 43%. Of the total number of existing roads in Amazonas, 64% are unpaved (3,834 km) and, consequently, the total paved grid extension is not very significant when compared to the total (only 36% or 2,157 km).

However, most of the paved roads of Amazonas are under state administration (797.8 km or 37% of the total). Noteworthy is the low representativeness of paved federal roads (only 630 km of the total 2,300 km). This fact may hinder commuting between municipalities.

[8] DNIT only provided updated 2016 files for federal highways, and the most recent state highway information is for the year 2013.

[9] Paving is coating made by materials capable of withstanding constant flow of vehicles, such as asphalt, for example.

Table 3 - Amazonas Road Indicators

Type	Roads	Extension (km)	Weight/ Participation (%)
TOTAL	Federal	2,300.30	38.39%
	State	1134.3	18.93%
	Municipal	2,556.70	42.67%
	Total Roads	**5,991.30**	**100.00%**
Paved	Federal	630.6	29.24%
	State	797.9	36.99%
	Municipal	728.5	33.77%
	Subtotal Paved	**2,157.00**	**36.00%**
Unpaved	Federal	1,669.70	43.55%
	State	336.4	8.77%
	Municipal	1,828.20	47.68%
	Subtotal Unpaved	**3,834.30**	**64.00%**

Source: DNIT, 2015.

Considering all facts exposed in this section, we conclude that Amazonas is a state with low road density in its territory, and has poor road structure.

It should be noted that, in contrast to the difficulties of expansion and use of Amazonas' road network, there is easy access to navigation through the region's rivers. Brazil has approximately 40,000 km of navigable waterways, and Amazonas' hydrographic network accounts for about 40% of the country's navigable stretches. The main waterways in Amazonas are composed of the following rivers: Amazonas, Branco, Aripuanã, Içá, Japurá, Nhamundá, Solimões and Purus. Figure 3 shows Amazonas' waterways along with the state and federal highways. As shown, practically the entire territory of the state is cut by navigable rivers, a fact that can aid access to non-urbanized regions.

VENEZUELA
AMAZONAS STATE
RR
PA
COLOMBIA
PERU
AC
RO
MT
BOLIVIA
Manaus

Source: DNIT, 2012.

The Solimões-Amazonas waterway is the most navigable and busy waterway in the state, in addition to being one of the most important waterways in the country. In the waterway, all types and sizes of vessels are found, from vessels intended for family use and short-distance displacements to large navigation vessels.

2.1.5. Climate Characterization

The climatic characterization of the state of Amazonas, comparing it with other regions of the country, is of extreme importance in order to verify the particularities of the region.

Located at the height of Equator, the state of Amazonas has a hot and humid climate, with annual temperatures varying between 21 ºC and 42 ºC. It is characterized by high humidity throughout the year, which favors the formation of vegetation cover. Rains are abundant and, at certain times, cause floods, submerging vast regions. Rainfall contributes to the flooding of rivers and helps in transforming Amazonas' landscapes in the time between the dry season and the rainy season.

Table 4 contains basic information[10] for the climatic characterization of Amazonas Energia's concession area.

Table 4 - Climatic Characteristics of AmE's Concession Area

	Climatic Characteristics for Amazonas and Regions				
Region	Rainfall index[i] (mm)	Rain Intensity [ii] (mm/day)	Keraunic Index [iii] (lightnings/km^2)	Maximum Temperature [iv] (°C)	Maximum Wind Speed [v] (mps)
Amazonas	239.38	15.42	7.93	32.15	3.02
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	109.44	8.82	5.55	29.45	4.69

Source: INMET[11] and INPE[12] websites.

i = Average annual precipitation of water (rain, snow, hail) at a given location during a given period of time.
ii = Ratio between the Rainfall Index and the number of days with precipitation in a given region.
iii = Amount of lightnings in a given region. iv = Maximum average temperature recorded.
v = Average maximum speed recorded.

Indeed, the information provided shows that the state of Amazonas has a high average rainfall index, even above the national and the North and Northeast region averages. The same is true for rainfall intensity in the region, which is approximately two times above the national average. With regard to the average maximum temperature, we note that this is slightly above the regional and national averages.

Figure 4 illustrates the understanding that the state of Amazonas is the region of the country that is most influenced by rainfall, with total precipitation between 2,000 mm and 3,400 mm for both years. Rainfall rates for the state are well above the rates for the North and Northeast regions, in addition to the national rate as a whole.

[10] The information available for this analysis relates to the year 2012 and is taken from the ABRADEE R&D project entitled Periodic Rate Revision Methodologies of Electric Energy Distributors, held in the year 2013, since there is no publicly available average or accumulated data for the variables under study.

[11] National Meteorology Institute (INMET).

[12] National Space Research Institute (INPE).

TOTAL ACCUMULATED PRECIPITATION VALID FOR 2015
TOTAL ACCUMULATED PRECIPITATION VALID FOR 2016
3400
3200
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
(mm)

Figure 4 - Cumulative total precipitation for the Brazilian states.

Source: INMET, 2016.

The fact that it shows a high rainfall index and high temperatures contributes to the region having a high keraunic index (the largest in Brazil), with the capital Manaus taking the first place in the state's lightning ranking. The region's winds are slow compared to regional and national averages, due mainly to the existence of a natural barrier formed by the Amazon rainforest.

With regard to the average maximum temperature, we note that this is slightly above the regional and national averages. Figure 5 illustrates the average temperatures (in degrees Celsius) observed for all Brazilian states in the years 2015 and 2016, indicating some stability, since average temperatures were between 26 °C and 28 °C for both years (except for the state's far northeast, which shows annual temperatures between 28 °C and 30 °C on average).

AVERAGE OBSERVED TEMPERATURES VALID FOR 2015
AVERAGE OBSERVED TEMPERATURES VALID FOR 2015
30
28
26
24
22
20
18
16
14
12
10
8
(°C)

Figure 5 - Average temperatures observed for the Brazilian states.

Source: INMET, 2016.

     Considering all the above facts, AmE's concession area identifies the climatic and infrastructure peculiarities that are independent on the utility's management and which may hinder the movement of the emergency teams in a region of large distances, thus substantially increasing service time and compromising the collective indicators of continuity of supply13 (DEC and FEC).

2.2. Geoelectric Characterization of the Concession

     The state of Amazonas is served in part by the National Interconnected System ("SIN") (comprising the capital (Manaus) and nearby municipalities) and by isolated systems spread throughout the rural part of the state, comprising 61 municipalities.

     This section shall address information about the level of interconnection to the SIN of the state of Amazonas, as well as characteristics of the High (AT), Medium (MT) and Low Voltage (BT) distribution systems.

2.2.1. SIN Interconnection Level

     The transmission system in Brazil has an importance and role that goes beyond the classic function of "just" bringing power from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electrical system - notably the power generation base of a hydroelectric source - and the great territorial extension of the country, the transmission system in Brazil also functions as a "virtual energy source", that is, it is operated in order to allow exploitation of the diversity and use of existing energy sources between the subsystems (North, Northeast, Southeast/Center-West and South), through the National Interconnected System ("SIN").

     Just over 2% of Brazil's total electric power consumption is not connected to the SIN [9] and is supplied by so-called "isolated systems", which are almost entirely located in the North of the country and with 80% of the installed capacity supplied by diesel oil thermoelectric plants, according to data from the Ministry of Mines and Energy [9]. The energetic supplementation of the isolated systems occurs through hydraulic plants that do not have reservoirs, called "hydroelectric power plants with no reservoir".

     As the cost to generate energy based on fossil fuels is higher than the water source, isolated systems have a high cost of operation and maintenance, as shown in the comparison of Graph 3.

13 Equivalent Duration of Downtime per Consumer Unit ("DEC"); Equivalent Frequency of Downtime per Consumer Unit ("FEC")

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Graph 3 - Competitiveness of generation sources

Diesel Oil
Fuel Oil
Natural Gas
Nuclear
Coal
Biomass
Wind
Hydroelectricity
0
100
200
300
400
500
600
700
800
BRL/MWh

Source: MME/SPE and Market data, 2011.

Figure 6 illustrates the situation in June 2016 of the level of interconnection - current and future - of national transmission lines. As shown, in the state of Amazonas, the capital and the municipalities close to it are interconnected to the SIN, where most of the distributor's consumers and load are focused. This connection to the SIN is carried out via two 500 kV transmission line circuits from Eletronorte's Imperatriz substation (located in Maranhão).

Venezuela
Colombia
Suriname
Guyana
Peru
Bolivia
Chile
Paraguay
Argentina
Uruguay
Key
Existing
Future
Complex
138 kV
230 kV
345 kV
440 kV
500 kV
750 kV
±600 kV DC
±800 kV DC
Paraná
Paranapanema
Grande
Paranaíba
Paulo Afonso
Number of existing circuits

Figure 6 - National Interconnected System

Source: ONS, 2016.

     Despite being interconnected to the National System, about 20% of the energy used to serve the capital and nearby municipalities is supplied by natural gas thermoelectric plants. The plants connected to the system allow greater reliability, thus minimizing the impact of potential disconnections of lines and avoiding generalized downtimes. The rural part of the state of Amazonas is served by isolated systems. There are 61 municipalities served by 95 thermoelectric plants, which have 573 generator sets (generally driven by diesel oil). In addition, the sizes of municipalities and generating stations are distinct, varying from 50 kW of installed power up to 30 MW.

     Still analyzing the state of Amazonas, we note that there is a project for a transmission line of approximately 1,430 km that would connect Manaus to Boa Vista (capital of the state of Roraima). This line should have been energized as of January 2015, however, currently its work is stopped due to environmental issues, since a certain stretch of the line passes through the Waimiri Atroari indigenous reserve located between the states of Amazonas and Roraima. However, it should be emphasized that this line would not increase the level of interconnectedness of the state, since there are no villages with representative density to justify the construction of 500 kV to 13.8 kV substations. The objective of the line is to connect the city of Boa Vista to the SIN, as currently the capital (Roraima) is supplied by Venezuela and local Thermoelectric Power Plants ("UTEs")14.

2.2.2. Distribution System of the Utility

     The Amazonas High Voltage Distribution System is served by a single point of supply originating from Tucuruí, Pará, through a 1,438-km long transmission line in a double 500 kV circuit that reaches the Lechuga substation in the state's capital [10]. From this SE15, four lines are derived, which form the existing sub transmission system: (i) one 138 kV line, in single circuit, with a length of 29 km connecting the Lechuga SE to the Jorge Teixeira SE and (ii) three 230 kV double circuit lines connecting the Lechuga SE to the Jorge Teixeira and Manaus SEs and to the Balbina UHE [11].

     In order to serve the municipalities of Manaus, Iranduba, Manacapuru and Presidente Figueiredo, which make up the interconnected area of Amazonas Energia's concession, the AT electricity distribution system has 5 transmission lines ("LTs") at 138 kV, and 45 LTs at 69 kV. For distributing the energy that runs along these lines, there are twenty-three 69/13.8 kV SEs, one 230/13.8 kV SE and three 138/13.8 kV SEs.

     The distribution lines of the AT system are separated into 3 subsystems supplied by the respective substations: Mauá Três SE (230/138/69 kV) (Subsystem 01), Manaus SE (230/69/13.8 kV) (Subsystem 02) and Jorge Teixeira SE (230/138 kV) (Subsystem 03).

Figure 7 shows the spatial distribution of the SEs of the Manaus Distribution System.

14 "In an exclusive interview with Folha, Roni Franco Rodrigues, the regional superintendent of Eletrobras Transmissão Roraima, announced that a meeting will be held with the natives to define the last obstacles for the resumption of the work of the Linhão de Tucuruí line between Manaus (AM) and Boa Vista, which will link Roraima to the National Interconnected System ("SIN") from Amazonas. With the resumption, the process should be started from scratch, with a forecast for the power to reach Roraima possibly in 2021", - FolhaWeb Information (3/28/2017).

15 SEs is the acronym commonly used for AT/MT transformation substations.

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Balbina UTE
Silves (Tucuruí)
Lechuga SE
Manauara
ELN
Jaraqui
Igarapé do Tarumã-Açu
Igarapé do Ipiranga
CINDACTA IV
Santa Etelvina I and II
AIRPORT
S. Antônio
Mutirão
Cidade Nova
Mutirão SE
Jorge Teixeira SE
Igarapé João Paulo
KEY
230 kV SE (Exist/Future)
138 kV SE (Exist/Future)
69 kV SE (Exist/Future)
UTE (Exist/Future)
230 kV LT (Existing)
230 kV LT (Future)
138 kV LT (Future)
São José
Cachoeira Grande SE
Gera
Flores
Manaus SE
V-8
Tambaqui
D. Dois
Compensa SE
P. Ismael
D. Industrial
Mauá Três SE
Mauá
Cachoeirinha
Marapatá
Aparecida
Rio Negro
Manacapuru
Iranduba

Figure 7 - Substations of Manaus' electrical system

Source: Information provided by AmE, 2016.

The Medium and Low Voltage Distribution grid has more than 30,000 km of 13.8 kV and 34.5 kV (MT) lines and just under 14,000 km of lines for BT service. Approximately 68% of the total distribution grids are MT and 32% relate to the BT class. Of the total number of MT lines, 61% are in urban areas and 39% are in non-urban or rural areas. The MT distribution grids are associated to a total of 301 feeders in 13.8 kV voltage and one in 34.5 kV voltage. MT/BT distribution transformers total 68,641 conventional units.

The state of Amazonas also has Isolated Systems ("SIs") for service to rural areas. The isolated systems are distributed into 5 sets of consumers: Médio Amazonas and Baixo Amazonas, Purus and Madeira, Médio Solimões and Juruá, Alto Solimões and Rio Negro and Baixo Solimões. Figure 8 shows the map that geographically demonstrates the river tracks and the area of activity of AmE in the rural part of the state of Amazonas.

Calha do RIO NEGRO
Calha da METROPOLITANA
Calha do MÉDIO E BAIXO SOLIMÕES
Calha do PURUS
Calha do MADEIRA
Calha do JURUÁ

Source: Information provided by AmE, 2016.

The five isolated consumer groups in the state of Amazonas concentrate 94 power generation and distribution systems under the responsibility of AmE. In 2016, the generation to serve isolated systems was carried out through a thermal base predominantly based on diesel oil, except for some systems served by natural gas plants (Anamã, Anori, Caapiranga and Codajás) and the Itacoatira SI, which is served by a biomass alternative plant. It is worth noting that the isolated Guarajá system is supplied by Eletroacre through the Cruzeiro do Sul UTE [12].

The 94 isolated systems total an average load of 201.6 MW. The most energy-intensive systems are Itacoatiara (181,460 MWh), Parintins (146,587 MWh), Coari/Juçara (104,617 MWh), Tefé (97,783 MWh) and Tabatinga (70,590 MWh). The lowest consumption is represented by the Carvoeiro (129 MWh), Murituba (323 MWh), Palmeiras (522 MWh), Ipiranga (527 MWh) and Japurá (624 MWh) systems [12]. According to data from 2016, the Isolated Systems of Amazonas show a total consumption of 1,766,132 MWh, representing 29% of the distributor's total market.

2.3. Utility's Consumer Market Analysis

     This chapter will analyze the consumer market of the company, detailing information on consumption, broken down by voltage level and by rate class, in addition to billing according to the type of user. It should be noted that all the information in this section was obtained from the company's rate activity over the time horizon from 2012 to 2016.

     We summarize in Appendix B to this report concepts that facilitate the understanding of the Brazilian rate structure.

     In Table 5 we show the evolution of the number of consumer units ("NUC") of the company between the years 2012 to 2016, as well as the growth rates for the whole period - change in the year 2016 versus the year 2013 - and geometric - percentage of average annual increase.

	Table 5 - Evolution of the Number of Consumers by Voltage Level
		NUC by Voltage Level				Rate of Change
						Period %	Geometric
Voltage/Year	2012	2013	2014	2015	2016	(2013/2016)	(p.a.)[16] %
A3	-	27	29	35	32	19%	6%
A4	-	2,708	2,811	2,798	2,842	5%	2%
BT	-	816,728	856,704	901,555	922,977	13%	4%
TOTAL	753,708	819,463	859,544	904,388	925,851	13%	4%
Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. In general, NUC relates to the month of October of each year, except for the years 2015 and 2016, which had August and July as the reference months, respectively.
* There is no public data approved by ANEEL of NUC by voltage level for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016.

     Subgroup A3 (High Voltage) shows, on average, a path of 6% growth per annum (p.a.), with only a slight decrease in the year 2016. Subgroup A4 (Medium Voltage) showed an oscillation in its growth trend of 2% p.a., while BT (Low Voltage) has a continuous growth path in all years, with an average rate of 4% p.a.

     Table 6 shows the evolution of the billed market (MWh) by voltage level, in addition to the two growth rates (period and geometric). Market information is also presented according to the types: (i) Provision - captive consumers of the distributor; (ii) Supply - distributor supplying another distributor; (iii) Other Free Consumers - free consumers of the distributor; and (iv) Distribution.

[16]	p.a. = per annum.

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Table 6 - Market Evolution by Voltage Level

	Market by Voltage Level (MWh)					Rate of Change	
Voltage /Year	2012	2013	2014	2015	2016	Per. % (2012/16)	Geo. % (p.a.)
PROVISION	5,645,682	5,773,899	6,046,889	6,309,519	6,079,604	8%	2%
A3	1,004,824	1,008,689	1,049,049	1,053,644	950,666	-5%	-1%
A4	2,075,863	1,905,060	1,843,860	1,927,323	1,824,456	-12%	-3%
BT	2,564,994	2,860,149	3,153,980	3,328,553	3,304,482	29%	7%
LOW INCOME	-	81,420	204,978	299,034	281,484	-	-
SUPPLY	-	-	-	-	-	-	-
OTHER FREE CONSUMERS	-	-	-	-	-	-	-
DISTRIBUTION	-	-	-	-	-	-	-
TOTAL	5,645,682	5,773,899	6,046,889	6,309,519	6,079,604	8%	2%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Market data relates to the period of 12 months, accounted for up to the month before the IRT. The percentage of Low Income market share is in relation to the BT market.

In general terms, regarding energy provision, there is a relative stability in the billed market, with an average growth of 2% p.a. With respect to the opening by voltage level, we note that the BT consumer market classified as low income grows expressively at a vertiginous rate of 51% p.a. (period considered: 2013 to 2016), a product of the Programa Luz Para Todos ("PLPT") government program. The AT and MT markets show an oscillation in the analyzed period and even a drop, with annual average rates of 1% p.a. and 3% p.a., respectively. It is worth mentioning that the representativeness of the company's MT and AT market is due, in particular, to the industrial hub of Manaus (ZFM).

It should be noted that although IRT data for 2016 did not show free consumers, the most recent information of the company, dated December 2016, indicates the presence of 52 free customers. There is a trend to increase this number, since the PLD of the Northern region is lower than the cost of regulated energy. According to Resolution #2,182 of November 29, 2016, energy rates for captive consumers of classes A3 and A4, peak and off-peak, were 380.95 and 244.01 BRL/MWh respectively, while the PLD of the Northern Region revolves around 33.68 BRL/MWh[17]. This fact becomes a stimulus for the migration of captive consumers to the Distributor's free energy market[18].

Table 7 shows the revenue evolution by voltage level, in addition to the two growth rates under analysis. The highest growth was observed in the BT subgroup, with an average growth of 17% p.a., followed by the A3 level, with an average growth of 8% p.a.

[17] Data for April 2017.

[18] In a meeting with Amazonas Energia, it was mentioned that if the Northern Region's PLD remains far below the Distributor's energy rate, there is a strong trend of migration of captive consumers of classes A3 and A4 to the free market in the short term.

Table 7 - Evolution of Revenue by Voltage Level
		Revenue by Voltage Level (BRL Million)				Rate of Change
						Period %	Geometric
Voltage/Year	2012	2013	2014	2015	2016	(2012/2016)	% (p.a.)
PROVISION	1,665	1,675	1,660	1,953	2,587	55%	12%
A3	227	218	196	239	315	38%	8%
A4	626	571	475	560	738	18%	4%
BT	810	885	988	1,153	1,534	89%	17%
SUPPLY	-	-	-	-	-	-	-
OTHER FREE	-	-	-	-	-	-	-
CONSUMERS
DISTRIBUTION	-	-	-	-	-	-	-
TOTAL	1,665	1,675	1,660	1,953	2,587	55%	12%
Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Revenue is in nominal currency, at the price as of the date of processing the rate activity of each year.

     Table 8 shows the NUC evolution by rate class. There is a higher percentage of NUC growth in the "Street Lighting" class, with an increase of 7% p.a. The "Public Service", "Other" and "Industrial" classes were shrunk, namely 1% p.a., 2% p.a. and 1% p.a., respectively.

		Table 8 – NUC Evolution by Rate Class
		NUC by Rate Class				Rate of Change
						Period %	Geometric
Class/Year	2012	2013	2014	2015	2016	(2012/2016)	% (p.a.)
Residential	636,805	695,275	733,444	774,318	795,294	25%	6%
Industrial	3,178	3,161	3,065	3,087	3,022	-5%	-1%
Commercial	65,989	69,574	71,315	74,339	74,520	13%	3%
Rural	38,448	40,878	41,016	41,496	41,678	8%	2%
Street Lighting	499	651	662	664	662	33%	7%
Public Power	7,595	8,595	8,703	9,211	9,532	26%	6%
Public Service	905	927	940	881	879	-3%	-1%
Other	289	402	399	392	264	-9%	-2%
TOTAL	753,708	819,463	859,544	904,388	925,851	23%	5%
Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year.

     Table 9 shows the evolution of the AmE Market by class. The "Residential" class showed the highest growth in energy consumption in the period considered, namely, 10%, followed by "Public Power", with a 6% growth and "Industrial" and "Rural", both with an average 5% p.a. increase. The "Other" and "Industrial" classes were shrunk by 15% p.a. and 5% p.a., respectively.

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Table 9 - Market Evolution by Rate Class
		Market by Rate Class (MWh)				Rate of Change
						Period %	Geometric
Class/Year	2012*	2013	2014	2015	2016	(2012/2016)	% (p.a.)
Residential	1,508,849	1,737,539	2,000,143	2,152,857	2,187,534	45%	10%
Industrial	1,832,457	1,750,733	1,700,752	1,685,274	1,483,470	-19%	-5%
Commercial	1,140,947	1,215,185	1,268,683	1,354,504	1,342,078	17%	4%
Rural	66,087	74,425	79,599	78,604	79,392	20%	5%
Street Lighting	130,483	183,746	177,044	173,061	158,453	21%	5%
Public Power	487,414	529,166	560,899	629,227	621,990	27%	6%
Public Service	213,158	219,721	200,124	176,084	185,467	-13%	-3%
Other	41,291	63,385	59,644	59,907	21,220	-49%	-15%
TOTAL	5,420,686	5,773,899	6,046,889	6,309,519	6,079,604	12%	3%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year.
*Market values for the year 2012 were taken from Technical Note #394/2012 (SRE/ANEEL). They are not in agreement with the market values by voltage level, which are demonstrated in Table 6.

     The average monthly consumption information per customer is arranged in Table 10. As shown, the "Residential" class had the highest increase in average consumption (4% p.a.), while the "Public Service", "Other", "Lighting" and "Industrial" classes showed a consumption drop.

	Table 10 - Evolution of the Average Market by Rate Class
	Average Monthly Consumption by Class (kWh)					Rate of Change
						Period %	Geometric
Class/Year	2012	2013	2014	2015	2016	(2012/2016)	% (p.a.)
Residential	197	208	227	232	229	16%	4%
Industrial	48,051	46,155	46,241	45,494	40,908	-15%	-4%
Commercial	1,441	1,456	1,482	1,518	1,501	4%	1%
Rural	143	152	162	158	159	11%	3%
Street Lighting	21,791	23,521	22,287	21,719	19,946	-8%	-2%
Public Power	5,348	5,131	5,371	5,693	5,438	2%	0%
Public Service	19,628	19,752	17,742	16,656	17,583	-10%	-3%
Other	11,906	13,140	12,457	12,735	6,698	-44%	-13%
TOTAL	599	587	586	581	547	-9%	-2%
Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year.

     Table 11 shows the evolution of AmE's revenue by rate class. It should be noted that there is no public data approved by ANEEL in 2012 regarding revenue related to each rate class, which is why only the total amount for 2012 is presented. The rates of change for this information are calculated by using the period from 2013 to 2016. As shown, the "Residential" class was the one with the highest revenue growth, which was 17% p.a.

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Table 11 - Revenue Evolution by Rate Class
		Revenue by Class (BRL Million)				Rate of Change
						Period %	Geometric
Class/Year	2012*	2013	2014	2015	2016
						(2013/2016)	% (p.a.)
Residential	-	555	643	763	1,037	87%	17%
Industrial	-	445	377	438	554	24%	6%
Commercial	-	376	365	433	578	54%	11%
Rural	-	23	24	27	36	56%	12%
Street Lighting	-	30	30	33	41	37%	8%
Public Power	-	172	156	191	259	50%	11%
Public Service	-	52	45	46	69	31%	7%
Other	-	17	17	19	9	-45%	-14%
TOTAL	1,665	1,675	1,660	1,953	2,587	54%	11%
Source: ANEEL, rate activity approved between 2012 and 2016. *There is no public data approved by ANEEL of Revenue by rate class for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016. Revenue is in nominal currency, at the price as of the date of processing the rate activity of each year.

     Once the market evolution of the distributor has been observed, it is necessary to evaluate it according to the data of the last readjustment of the company (carried out in November 2016, the most recent regulatory information). To that end, Table 12 shows the distribution of users, market and revenue, by voltage level.

Table 12 - Number of Consumers, Market and Revenue by Voltage Level

AmE	NUC		Market (MWh)		Revenue (BRL million)

A3	32	0.0%	950,666	15.6%	315	12.2%
A4	2,842	0.3%	1,824,456	30.0%	738	28.5%
BT	922,977	99.7%	3,304,482	54.4%	1,534	59.3%
Total	925,851	100%	6,079,604	100%	2,587	100%
Source: ANEEL, Company's 2016 IRT, November 2016.

     As shown, BT has a greater weight of consumers (99.7%), market (54%) and also revenue (59%) compared to other voltage levels. From the point of view of AT, there is a certain market and revenue representativeness (16% and 12%, respectively), although the number of customers is unimpressive compared to the other voltages.

     In addition, since it held almost 1 million consumers in 2016, the company is the third in terms of NUC representativeness among other distributors of the Eletrobras group (only behind Cepisa and Ceal).

     By analyzing the number of users, the market and income per consumption class for the year 2016 (Table 13), we notice that Residential has a greater weight for the company (86%, 36% and 40%, respectively). About 43% of the billing is associated to the commercial and industrial rate classes.

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	Table 13 - Number of Consumers and Revenue by Rate Class
			Market (MWh)		Revenue (BRL Million)
Class	Consumers

Residential	795,294	86%	2,187,534	36%	1,038	40%
Industrial	3,022	0%	1,483,470	24%	554	21%
Commercial	74,520	8%	1,342,078	22%	579	22%
Rural	41,678	4%	79,392	1%	37	1%
Street Lighting	662	0%	158,453	3%	41	1%
Public Power	9,532	1%	621,990	10%	260	10%
Public Service	879	0%	185,467	3%	69	3%
Other	264	0%	21,220	0%	10	0%
TOTAL	925,851	100%	6,079,604	100%	2,587	100%
Source: ANEEL, Company's 2016 IRT, November 2016.

     In view of the above, the main conclusions of AmE's consumer market by voltage level are: (i) MT represents 0.3% of consumers, 30% of the market and 29% of the company's revenue in 2016; (ii) BT represents 99.7% of consumers, 54% of the market and 59% of the company's revenue in 2016 and, in the analyzed period from 2012 to 2016, showed annual growth rates of 4%, 7% and of 17% for NUC, the market and the revenue, respectively; (iii) the "Low Income" market associated with the BT voltage level had its highest value in the year 2015, showing a drop in 2016.

     From the point of view of the rate classes, for the same information, it can be deduced that: (i) the residential class represents 86% of the NUC and 36% of the company's market in 2016 with annual growth of 6% and 10%, respectively; and (ii) in the analyzed period, the industrial class showed a decrease in market and increase in revenue.

2.4. Operating Indicators

     This chapter aims to analyze the main operating indicators of the company, based on its performance in recent years. To do so, sections 2.4.1 and 2.4.2 address service and product quality indicators, respectively, while section 2.4.3 shows a diagnosis on power losses.

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2.4.1. Quality of Service Indicators

     The distributor assesses the continuity of the service provided to consumers through individual and collective indicators, which are required by ANEEL and arranged in Module 8 of PRODIST. Individual indicators are divided into indicators of Individual Downtime Duration per Consumer Unit or per Connection Point ("DIC"); or Frequency of Individual Downtime per Consumer Unit or Connection Point ("FIC"); Maximum continuous downtime duration per consumer unit or connection point ("DMIC"); and Duration of individual downtime occurred on a critical day per consumer unit or connection point ("DICRI").

     The monitoring of the individual indicators is done by means of limits which are also individual, and are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The DMIC indicator limit is set for the monthly period, while the DICRI indicator limit is set for each critical-day downtime.

     When the limits of the individual continuity indicators are breached, the distributor must compensate the consumer financially automatically with a deduction on their invoice within two months after the indicator is determined.

     Table 14 shows the evolution of the compensation paid by AmE over the period (2012-2016), as well as the evolution of the amount of compensations paid for violation of quality of service indicators. It is worth noting that the amount of compensations and their respective financial value related to the annual period of assessment of the quality of service indicators are not available on ANEEL's website for the year 2016, which is why the 2016 compensation path reflects a decline.

Table 14 - Compensations for Breach of Quality of Service Indicators
Item	2012	2013	2014	2015	2016
Quantity (#)	2,022,840	1,924,724	1,964,471	1,946,731	1,220,182
Compensation Amounts (BRL)	8,729,151	10,229,092	10,611,450	9,792,237	7,362,766
Installment B (BRL)	303,779,115	367,145,212	366,546,278	381,393,727	386,332,452
%Comp./Installment B	2.87%	2.79%	2.89%	2.57%	1.91%
Source: ANEEL website

     There is some stability in the amount paid for compensation. The same is true for the quantity of compensations paid, which remained at a level of 1,900 thousand compensations. As an example, the total compensations paid in 2015 corresponded to 2.57% of the company's installment B, according to IRT data for this year.

     From the sums of the determined amounts for the individual DIC and FIC indicators, we obtain collective indicators that reflect the continuity of the service provided, both at the level of groups of consumer units and at the company level, namely: "DEC" (Equivalent Duration of Downtime per Consumer Unit) and "FEC" (Equivalent Frequency of Downtime per Consumer Unit).

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As identified in Graph 4 and Graph 5[19], AmE shows an annual downward trend in the calculated values for collective indicators. However, the calculated DEC is very close to the limits.

Graph 4 - DEC Determined Indicator and Limits

70.00
60.00
50.00
40.00
30.00
20.00
10.00
-

	2012	2013	2014	2015	2016	2017
Assessed	65.20	56.33	55.01	46.64	47.82	
Internal limit**		-	-	-	-	36.99
Limit	61.10	57.78	52.38	50.81	47.85	45.325

Graph 5 - FEC Determined Indicator and Limits

70.00
60.00
50.00
40.00
30.00
20.00
10.00
-

	2012	2013	2014	2015	2016	2017
Assessed	51.12	39.22	37.51	29.06	29.95	
Internal limit**		-	-	-	-	19.37
Limit	61.53	58.43	49.40	48.18	45.38	43.172

Internal limits in accordance with ANEEL Normative Resolution #748/16 of November 29, 2016, which established the terms and conditions for the provision of the public electricity distribution service by the Designated Distributor, pursuant to article 9 of Law 12,783, dated January 11, 2013 and Ordinance #388 of June 26, 2016 of the Ministry of Mines and Energy.

[19] For the year 2017, the limit of internal collective DECi and FECi indicators (which disregard downtime originated outside the distribution system) is demonstrated, as set forth in Normative Resolution #748/16, of November 29, 2016.

By analyzing the graphs above, we can see that Amazonas Energia, in most years, did not show violation of the established indicators with respect to the respective collective limits, except in 2012 and 2014 for the DEC indicator. We only emphasize that the calculated values of DEC are very close to the target path, while the FEC indicator has a significant gap with respect to the path of its limits[20].

Graph 6 lists the number of sets that violated their DEC and FEC limits in 2016 and the percentage of consumer units that these sets represent in relation to the total. As shown, most sets violated DEC limits for the last year.

DEC
Did not violate ; 3
Violated; 16
Represent 76% of NUC
FEC
Did not violate; 11
Violated; 8
Represent 29% of NUC

As shown, 16 sets (76% of the number of consuming units) violated DEC, and only 8 sets (29% of the NUC) violated FEC for the year 2016.

The following graphs are histograms that gather information about the number of consumer sets, as well as the NUC, which have or have not violated their quality of service indicators for the year 2016. The information was organized in violation bands, so that percentages to the left of the axis (with a negative sign) mean that the Distributor showed sets having limits that were determined to be lower than the target. The opposite is true for the percentages to the right of the axis (positive sign).

[20] In the definition of collective limits, ANEEL considers all AmE groups as not interconnected, which makes the company's targets larger, bringing regulatory limits closer to the company's assessed values.

Graph 7 - Histogram of AmE's sets: 2016 DEC

0%
-
5%
1
5%
1
5%
1
0%
-
0%
-
11%
2
11%
2
16%
3
5%
1
11%
2
32%
6
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 8 - Histogram of AmE's NUC: 2016 DEC

0%
10%
8%
6%
0%
0%
15%
10%
17%
8%
3%
23%
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 9 - Histogram of AmE's sets: 2016 FEC

11%
2
0%
-
5%
1
16%
3
0%
-
26%
5
5%
1
16%
3
5%
1
5%
1
0%
-
11%
2
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 10 - Histogram of AmE's NUC: 2016 FEC

18%
0%
13%
15%
0%
25%
8%
7%
3%
2%
0%
9%
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

     Of the DEC violating sets, 32% (or 6 sets) had values assessed to be up to 50% over the regulatory limit. These 6 sets represent 23% of the company's NUC. The Distributor had 15% of its sets (only 3) with values below the target, and revolved around 20%-50% away from the target.

     Of the FEC violating sets, 11% (or only 2 sets) had values assessed to be up to 50% over the regulatory limit, representing 9% of the NUC. Currently, the FEC is not a significant problem for the company.

     As will be presented in chapter 3 ("PIQ"), large investment amounts are planned to correct AmE's AT system with a view to expanding and strengthening the grids, which will allow greater operating flexibility and, as a consequence, improvement in continuity indicators.

     It should be noted that in Appendix C we make an additional analysis regarding the Mean Time of Response ("TMA") to emergencies, which directly influences the Company's DEC. As shown, the company's TMA revolves around 5 (five) hours, which is quite expressive.

2.4.2. Product Quality Indicators

     Product quality indicators analyze the adequacy of the voltage level in steady state, arranged in Module 8 of PRODIST. These indicators are: The Relative Duration of the breach for Equivalent Critical Voltage ("DRCE") and the Relative Duration of the breach for Equivalent Poor voltage ("DRPE"). The stipulated limits for the indicators are: 0.5%21 for Critical Voltage and 3% for Poor Voltage. Graph 11 and Graph 12 show the evolution of the mentioned indicators.

21 The steady state voltage indicators are calculated on a quarterly basis based on sample measurements performed by distributors in consumer units randomly selected within their concession or permit area. For each consumer unit, voltage is measured over a week, and the DRP (relative duration of the poor voltage breach) and DRC (relative duration of the critical voltage breach) indicators are determined, which express the percentage of time in which the consumer unit remained with poor voltage and with critical voltage.

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Graph 11 - Evolution of the product quality indicator (DRCE)

3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.22%
0.67%
1.92%
2.53%
2.35%
0.50%
2012
2013
2014
2015
2016
AME
Maximum Limit

Source: ANEEL website.

Graph 12 - Evolution of the product quality indicator (DRPE)

10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
6.15%
6.89%
7.72%
9.34%
6.24%
3.00%
2012
2013
2014
2015
2016
AME
Maximum Limit

Source: ANEEL website.

The assessed indicators show breaches in all years under analysis. For the DRCE indicator, a path of increasing breaches was observed, with a slight drop in 2016, with the highest violation rate (about 5 times over the maximum limit) in 2015. The same is true for the DRPE indicator, which has its highest level of breaches verified in 2015 (about 3 times the maximum limit).

Breaches of limits of the individual product quality indicators also generate compensation to be paid by the Distributor, however, there is no public information available for AmE.

2.4.3. Power Losses

Power losses in a distribution system are also taken as an operational indicator of a Distributor. Losses are divided into the categories of **Technical Losses ("PT")** and **Non-Technical Losses ("PNT")**.

In the calculation of technical losses carried out by ANEEL, losses in the distribution grids in high, medium and low voltage, substations, distribution transformers, in addition to the connection branches and meters are taken into account. The level of technical losses calculated at the time of the company's RTP, as a percentage of the energy injected, is kept constant in all IRTs until the subsequent revision.

The regulatory framework for non-technical losses is also defined at the time of the RTP, but unlike the PTs, a downward trajectory is defined, with a lower level of PNT being recognized at each rate readjustment until it reaches the regulatory target established by the Agency at the end of the cycle.

Graph 13 shows regulatory technical losses, while Graph 14 illustrates the difference between the Real and Regulatory PNTs, elucidating the Distributor's performance over the analyzed period.

Graph 13 - Regulatory Technical Losses for Injected Energy

20.00%
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
7.71%
7.72%
7.77%
7.77%
7.77%
2012
2013
2014
2015
2016*
Regulatory

Source: 3rd RTP of the Distributor.

140.00%
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
113.50 %
100.08 %
94.01%
98.91%
116.74 %
98.91%
41.54%
41.54%
41.54%
41.54%
2012
2013
2014
2015
2016
Real
Regulatory

Source: Data for regulatory losses obtained from the 3rd RTP of the Distributor. For the year 2016, new limits were approved through Approval Resolution #2,184, of 11/29/2016. Real losses were obtained according to energy balance data provided by the company.

Firstly, it should be noted that the company did not calculate the actual technical loss levels until 2016, which is why we only show the regulatory levels approved by ANEEL. PNTs are obtained through the difference between the total losses verified in the energy balance of the Company and PT regulatory levels. By assessing PNTs, we conclude that the Distributor shows actual levels always higher than regulatory levels. This fact must be taken into account, since Amazonas Energia faces serious commercial management problems due to the high incidence of energy theft in its grids.

It should be noted that in 2016, through Approval Resolution #2,184 of November 29, ANEEL recognized the actual PNT levels of AmE as being the regulatory thresholds, since the state's capital was not interconnected with the SIN in 2009, as provided in article 4 of Law #13,299/2016.

In the abovementioned resolution, the lawmaker also sets PT and PNT targets for the years 2017 to 2025. Regarding PT, the target is "flat" and equal to 7.77% with respect to injected energy (same as defined in the 3rd RTP of the company). PNT decreases every year by 10% of the difference between the regulatory and actual PNTs calculated for the year 2015.

As will be shown in item 3 (PIQ), important investments are projected for the coming years to regularize clandestine consumption. In addition to investments aimed at reducing non-technical losses, OPEX's contribution is also important. These actions have a positive effect for AmE to add billable consumption and revenue to the concession.

2.5. Energy Purchase and Sale Indicators

     In this chapter, the historical evolution of the Required and Contracted Energy of AmE will be discussed. The entire analysis is based on the current regulation expressed in Sub-module 3.2 - Energy Acquisition Costs - for Rate Regulation Procedures ("PRORET"), which have a normative nature regarding the rate processes of electric power distribution utilities.

Firstly, the conceptual distinction between Required and Contracted Energy must be defined.

     Required Energy is the volume of electric power (MWh) acquired in a given reference period to serve consumers or other utilities and distribution licensees, plus regulatory power losses of the distribution system - subdivided into technical ("PT") and non-technical ("PNT")22.

     Contracted Energy is the volume of electric energy (MWh) acquired by Base contracts, Bilateral contracts and Energy Trading in the Regulated Environment Contracts ("CCEAR"), which shall be briefly explained below.

Base Energy encompasses:

• Own Generation: energy generated by the distributor to serve its market, according to Law 9,074 of July 7, 1995, with the wording given by Law 10,848 of 2004, which provides that distributors of the National Interconnected System ("SIN") with a market below 500 GWh/year and those that serve Isolated Systems can carry out electric power generation activities, provided that they are fully intended to serve their own markets.

• Angra 1 and 2 Quota: energy marketed by the Angra 1 and Angra 2 generating plants and compulsorily acquired by utilities operating in the SIN, as provided in article 11 of Law #12,111 of 2009.

• Renewed Concession Quota: amount resulting from the apportionment of the physical energy and power guarantee of plants whose concessions were extended pursuant to Law #12,783 of 2013. Allocation of quotas to distributors is established according to ANEEL regulations.

• Itaipu Binacional Quota: Energy sold by Itaipu Binacional with the electricity distribution utilities acquiring shares of the production that were made available to Brazil, according to specific ANEEL regulation. Holders of quotas of the plant's energy are only distributors located in the South and Southeast/Center-West subsystems, which compulsorily acquire the electricity generated by Itaipu. That is, they do not include distributors located in the North and Northeast subsystems.

     Bilateral Contracts are freely negotiated between the agents, signed before the enactment of Law #10,848 of 2004, to serve the Interconnected System. Contracts signed to serve the Isolated System before Provisional Measure #466 of July 29, 2009, and those signed by means of a bidding held in the form of a competition or auction, as set forth by Decree #7,246 of July 28, 2010, also correspond to Bilateral Contracts.

22 If the real electrical losses (whether technical or non-technical) are considered instead of regulatory losses, the energy of the system is called Injected Energy.

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     Also classified as Bilateral Contracts are the contracting of Distributed Generation energy resulting from vertical divestiture, as provided by Law #10,848 of 2004. In addition, also classified as such are contracts arising from public bidding carried out by distribution agents with own market lower than 500 GWh/year and contracts signed between a utility with market under 500 GWh/year and its current supply agent.

     Finally, Energy Trading in the Regulated Environment Contracts ("CCEAR") are those established for the Auctions of: (i) Existing Energy for existing generation projects - defined based on article 19 of Decree #5,163 of 2004; (ii) New Energy for new generation projects - deriving from auctions defined based on article 19 of Decree #5,163 of 2004 and (iii) Alternative Energy Sources -arising from auctions defined based on article 19 of Decree #5,163 of 2004.

     After explaining the concepts, the evolution of the Required Energy (MWh) and Contracted Energy (MWh) for the years 2012 to 2016 of AmE is shown on Table 15 and Table 16.

Table 15 - Results of Regulated Required Energy (MWh) from 2012 to 2016.
	2012	2013	2014	2015	2016
Required Energy (Provision +
	7,001,694	7,548,198	7,981,968	8,362,688	10,231,282
Supply + Losses)
Provision + Supply	5,645,682	5,773,899	6,046,889	6,309,519	6,079,604
Provision	5,645,682	5,773,899	6,046,889	6,309,519	6,079,604
Supply (TE Market)	0	0	0	0	0
Regulatory Losses	1,356,012	1,774,299	1,935,079	2,053,168	4,151,678
Non-Technical Loss	816,181	1,188,106	1,310,163	1,382,681	3,269,260
Technical Loss	539,831	586,193	619,456	648,036	786,837
Basic Grid Loss on Dist.	0	0	1,321	5,467	38,250
Basic Grid Loss on Captive market	0	0	4,139	16,985	57,332
Source: ANEEL.

Table 16 - Results of Contracted Energy (MWh) from 2012 to 2016.
	2012	2013	2014	2015	2016
Contracted Energy (Base + Bilateral + CCEAR)	11,513,873	7,823,340	12,012,919	12,769,544	13,071,495
Base Energy	6,221,920	1,185,113	4,610,089	1,335,429	1,579,296
Own Generation	6,221,920	0	4,463,333	1,185,113	1,185,113
Angra I/Angra II Quota	0	0	0	0	237,641
Quotas Law #12783/2013	0	0	0	0	0
Itaipu (deducting losses)	0	0	0	0	0
PROINFA	0	0	146,756	150,316	156,542
Bilateral	2,643,062	2,671,800	2,671,800	5,950,020	5,950,020
CCEAR	2,648,891	3,966,427	4,731,030	5,484,095	5,542,180
Source: ANEEL.

     From the viewpoint of the Requested Energy, we note that the total has increased over time, driven by the increase in the level of regulatory losses calculated by ANEEL (regulatory losses increased by 2.79 TWh over five years, while provision increased by only 0.43 TWh over the same period).

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Regarding Contracted Energy, its growth path is due to the energies from the Bilateral agreements and those from CCEAR - the sum of these two types of contracts totals a 6.2 TWh increase in 5 years, while base energy showed a 4.6 TWh drop in the same period, despite the peak observed in 2014.

Graph 15 presents the evolution for the years 2012 to 2016 of the following information: (i) Contracted Energy in TWh subdivided by the Base, Bilateral and CCEAR contracts; (ii) curve with the percentages of coverage by the rate of the energy contracts that the distributor made during the analyzed period; and (iii) difference between Contracted Energy and the regulatory Required Energy in TWh.

Difference between Contracted and Required Energy: 4,51 TWh
Difference between Contracted and Required Energy: 0,28 TWh
Difference between Contracted and Required Energy: 4,03 TWh
Difference between Contracted and Required Energy: 4,41 TWh
Difference between Contracted and Required Energy: 2,84 TWh
6,22
61%
2,64
2,65
96%
3,97
2,67
1,19
4,61
4,73
66%
2,67
5,95
5,48
1,34
5,95
5,54
1,58
2012
2013
2014
2015
2016
Base Energy (TWh)
Bilateral (TWh)
CCEAR (TWh)
% Recognition

Source: Prepared by the Author.

In terms of Contracted Energy, there is a peak in Base Energy in the years 2012 and 2014 and a maintenance of the level in other years. Bilateral Agreements have more than doubled their energy values in the last 2 years compared to the years 2012, 2013 and 2014. The total energy contracted through CCEAR shows constant growth in time.

We can see that the percentage ratio of Contracted and Required Energy indicates that there is considerable over-contracting in the past three years (approximately 34% in 2014, 35% in 2015 and 22% in 2016). The difference can be explained to a lesser extent by the distance between actual and regulatory commercial losses, as explained in section 2.4.3, but also mainly by overcontracting, the causes of which must be described by the distributor to ANEEL so that they may be evaluated and recognized, if applicable as involuntary[23].

[23] The vote of Director André Pepitone da Nóbrega, who monitors ANEEL Order #1,143 of April 25, 2017, related to case 48500.002516/2016-50, which relates to the recognition of involuntary overcontracting, says: "It is further recognized that paragraph 10 of article 50 of Resolution #453 of 2011 does not cover all the causes of overcontracting that may be recognized as involuntary, requiring ANEEL to analyze exceptional cases presented by distributors. In such circumstances, as well as in

2.6. Asset Conditions

     Between 3/21/2017 and 3/25/2017, a field visit was carried out at AmE's premises, aiming at the diagnosis and evaluation of the technical and physical conditions of the utility's assets, in particular the main electrical energy distribution equipment and infrastructure, identifying its status, critical points at distribution grids by voltage level, as well as the description and evaluation of services.

     The selection of sets where the field inspections were performed was based on the performance of quality indicators (continuity and compliance). Thus, the most critical electrical sets were evaluated: Rio Negro and Low Solimões (Careiro da Várzea and Parauá), Mauá, Distrito Industrial II, Marapatá, Cachoeirinha, Santo Antônio, São José, Cidade Nova, Redenção, and V oito24.

     By taking advantage of logistics, the Santa Etelvina I and II substations were visited, where the works of the new road (federal highway) and the UTE (Manauara Thermoelectric Power Plant) are taking place, where the installed mobile substation is located to overcome the deficiencies in the service to the region of Santo Antônio. The substations of the Interconnected System ("SIN"), whose assets are owned by Eletronorte, of the 3 systems that supply the capital (Manaus): System 1 Mauá Três SE, System 2 Manaus and System 3 Jorge Teixeira, were also visited.

     The supply point for the electrical system connected to the SIN is located in the metropolitan region of Manaus and is installed in the 500/230/138 kV (1800 MVA) Lechuga SE through the Linhão de Tucuruí line (Tucuruí-Macapá-Manaus LT), a double 500 kV circuit. The Lechuga SE feeds, through double 230 kV circuits, the three subsystems of the capital (Manaus), which are the substations of: 230/69 kV (450 MVA) Manaus SE; 230/138 kV (300 MVA) Jorge Teixeira SE; and 230/138 kV (600 MVA) Mauá 3 SE.

     The assets of 230 kV substations and transmission lines belonging to the three main systems connecting the capital (Manaus) are in good conditions of construction, use and operation, ensuring that they are maintained predictively and preventively in compliance with their respective maintenance plans. The visited SEs were: Mauá, Jorge Teixeira and Manaus. They meet the safety and environmental requirements, with firewalls between transformers and the oil collection basins thereof.

     Existing 230 kV supply points require load relief. The construction of a new 230/138 kV substation (Tarumã SE) is planned, which will be connected through the Lechuga SE substation and interconnected via two simple transmission line circuits at 230 kV. The construction of the 230 kV transmission lines is also planned for the same 2020 horizon, linking the Mauá 3 SE to the Manaus SE and the Mauá 3 SE to the Manaus SE, obviating the need to use current UTEs.

the migration of consumers to ACL, each distributor should have the opportunity to file an involuntary overcontracting recognition petition to ANEEL by proving maximum efforts and detailing its particular case."

[24] The name of the set is "V oito".

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In order to serve its concession area, which comprises the municipalities of Manaus, Iranduba, Manacapuru and Presidente Figueiredo, the AT electric distribution system has also 5 transmission lines (LTs at 138 kV and 45 LTs at 69 kV). For distribution of this energy there are 23 substations at 69/13.8 kV, 1 substation at 230/13.8 kV and 3 substations at 138/13.8 kV.

The capital (Manaus) is served by three robust subsystems (Manaus, Mauá and Jorge Teixeira), but are still dependent on generation distributed through Thermal Power Plants ("UTEs") of the capital. The thermal generating base distributed in Manaus is also responsible for supplying a good part of the energy demand in the capital, together with the Balbina hydroelectric plant. Sometimes, UTEs can minimize the impact of accidental shutdowns that occur in systems that serve the capital (Manaus), thereby avoiding widespread and total downtimes ('blackouts').

In the gas-fired UTE segment there are 3 plants connected to the Manaus sub-system (Ponta Negra, with 64 MW and Aparecida, blocks 1 and 2 with 150 MW) and 4 plants to the Mauá subsystem (Manauara, with 64.5 MW, Jaraqui and Tambaqui with 63 MW each and Mauá, block 3, with 100 MW installed). In the segment of oil UTEs, there are 2 plants in the Manaus subsystem (Flores, with 80 MW and Iranduba, with 25 MW which ensures voltage regulation) and 2 in the Mauá subsystem (São José, with 50 MW, and the Mauá plant, block 4, with 14 MW which ensures voltage regulation). All plants are connected to the 69-kV system.

Contracted Gas Thermal Generation (MW)			Oil Thermal Generation (MW)		
UTE	**Manaus Subsystem**	**Mauá Subsystem**	**UTE**	**Manaus Subsystem**	**Mauá Subsystem**
Ponta Negra	64	-	Flores	80 (**)	-
Aparecida Bl 1	72 (*)	-	Iranduba	25 (**)	-
Aparecida Bl 2	78 (*)	-	Mauá Bl 4	-	14
Manauara	-	64.5	São José		50 (**)
Jaraqui		63			
Tambaqui	-	63			
Mauá Bl 3	-	100			
TOTAL	**64**	**290.5**	**TOTAL**	**0**	**14**
Thermal Availability		**Current Available Generation (MW)**		**Existing Generation (MW)**	
Total Manaus Island		**64**		**319**	
Total Mauá Island		**304.5**		**354.5**	
Total 69 kV system		**368.5**		**673.5**	
Total with C. Rocha (65 MW)		**368.5**		**673.5**	

(*) Suspended gas supply Aparecida 1 and 2;
(**) Flores, São Jose and Iranduba UTEs are in the contracting stage.
Note: The Cristiano Rocha UTE is connected to 230 kV of the C. Rocha SE, with 65.0 MW available and which disconnects one of the circuits of the 230 kV Manaus - Balbina LT

Table 18 shows physical data for the entire AmE distribution system:

Table 18 - AmE distribution system physical data

System Physical Data		
Description		**ED Amazonas**
Lines	Distribution Lines (230 kV)	374 km
	Distribution Lines (69 and 138 kV)	348 km
Grids	Medium Voltage (13.8 and 34.5 kV)	30,091 km
Low Voltage		13,706 km
Capital Pole		144,730
Rural Pole		289,928
Manaus TRI RD Transformer		12,058
Rural TRI RD Transformer		4,261
MONO RD Rural Transformer		52,322
Reclosers (rural - 17)		294
Voltage Regulators (rural - 6)		21
SE	# of Manaus substations	25
	# of rural substations	105
UTEs	# of Thermoelectric Plants	95

The total of 95 thermoelectric plants ("UTEs") comprises 573 generators (leased in 14 large leasing contracts, with installed power of 434.92 MW) and 75 proprietary generators under AmE's own responsibility with 64.78 MW, which will be handled in the process of vertical divestiture of the company[25] informed in **Appendix D**.

The isolated systems, also denominated "Rural", are composed by four electrical sets named: "Médio Amazonas and Baixo Amazonas"; "Purus and Madeira"; "Médio Solimões and Juruá", and, "Alto Solimões".

For the operation of plants of this isolated system, 700 operators are required, of whom 50% are outsourced in a rotation schedule of 6 hours each shift. The total number of grids in isolated systems, calculated up to December 2016, totals 26,756 km, 3,393 km of which is in the area in that region considered to be metropolitan and 23,367 km in rural areas per se (non-urban). Single-phase transformers total 52,322 units, all connected by Single-wire Earth Return ("MRT") grids that cause a huge imbalance in the UTEs' supply system. In total, there are 289,928 poles installed in the "rural" system, usually made of wood, which in recent years have been replaced by fiberglass poles, easily transported in rivers and raised manually.

[25] As established by Decree #8,695/2016, transmission lines and associated substations, at a distribution voltage level equal to 138 kV, located in Amazônia Legal, to be connected to the National Interconnected System ("SIN"), could be considered as part of the Basic Grid through a decision of the Committee for Monitoring the Electric Sector ("CMSE"), based on studies by Empresa de Pesquisa Energética ("EPE"). Thus, the basic projects of Silves, Itacoatiara, Itapiranga, Iranduba, Manacapuru, Rio Preto da Eva, already completed, and the projects of the Parintins system and the Novo Airão system, in the final stage of preparation, when realized, can greatly reduce the generating base of the rural part of Amazonas.

2.7. Critical points observed during the field visit and challenges for new utilities

     Below are a series of observations from the field visit, which are related to the PIQ and with the appropriate actions.

2.7.1. High-voltage distribution system

     It can be observed that the existing assets of AT, 138 kV and 69 kV transmission lines, assets of substations of the 138/13.8 kV and 69/13.8 kV systems, which belong to the three main AmE systems connecting the capital (Manaus), are in good conditions of construction, use and operation, thus ensuring that predictive and preventive maintenance are performed, in compliance with their respective maintenance plans.

     The main critical points observed were in the substations with more than 30 years of installation and operation, due to obsolete equipment (AT and MV circuit breakers, disconnecting switches etc.), the complete protection and communication system, also maintaining the need for operators for manual operations when defects or faults occur in the automated systems, among which are the 69/13.8 kV SEs of Aparecida, Cachoeirinha, Distrito Industrial II, Flores, Ponta Negra and V.oito. Limitations of companies' financial resources for investment in renovations and improvements inhibit the performance of essential services for continuity of service to customers with the quality established by the regulators.

     In the AmE AT system, the priority needs for investment in expansion and strengthening are clearly and objectively identified in the 2017-2016 Ten-Year Plan, and in even more detail in the 2017 Distribution Development Plan ("PDD"). It is worth mentioning that the Temporary Provision Plan cut much of what was planned, which means that in the following years a liability for works will be concentrated, thus increasing the risk of cutting loads.

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2.7.2. Medium-voltage distribution system, grids and substations

     In the capital (Manaus) system, the lack of flexibility due to excessive loading of the substations aggravates actions of the operation to act to minimize the number of disconnected clients, as well as in accepting programmed shutdowns for maintenance or works. Maintenance services are delayed and in some cases, can be solved by working on energized grids (live line). Eighteen substations, of a total of fifteen, have problems associated with the loadability in the Manaus system, that is, 72% are beyond normal limits. As previously observed, the 69/13.8 kV SEs of Aparecida, Cachoeirinha, Industrial District II, Flores, Ponta Negra and V.oito and, consequently, their respective feeders interconnected thereto, are considered to be critical points.

     In distribution feeders and their respective MT branches and in BT transformation circuits, which have been visited and inspected, were observed and classified as being in a good state of preservation and in good conditions of construction and operation. It is possible to ensure that preventive maintenance plans are carefully carried out, keeping the easement strips clean and without afforestation in the vicinity of the grids. Operational conditions are preserved, even in older MT feeders and BT circuits, indicating that their main assets are periodically maintained. However, in more than 70% of substations, load levels are above 60%, thus preventing maneuvers through MT feeders.

     Generally, wood structures, for a large part of the assets, are not suitable for the region due to the high moisture content. This feature reduces their service life, causing cable breakage and falling structures, making them extremely dangerous and liable to cause fatal accidents.

     Large volumes of investments in improvements on MT grids are contained in the PIQ for the first two years of the new concession, aiming at this type of need.

     In "rural" isolated systems, the last diagnosis of the thermoelectric base situation identifies problems that effectively affect the supply of electric power to the municipalities served, namely: (i) the situation of proprietary Generating Groups; (ii) the situation of lease agreements and leased Groups; (iii) the situation of the plants' infrastructure; (iv) logistic conditions; and (v) process and fuel management.

     Single-phase transformers total 52,322 units, all connected by Single-wire Earth Return ("MRT") grids, which cause enormous imbalance in the UTEs' supply system.

     Projects with CCC subrogation are foreseen in the PIQ for the interconnection of the Silves and Itapiranga systems (year 2019), Silves/Rio Preto and Eva/Silves Dois/Paritins/Novo Airão (year 2020), thus mitigating reliance of rural areas on the concession of such plants and allowing improvement in supply to those regions.

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     In total, rural areas have 289,928 poles installed, usually made of wood, which in recent years have been replaced by fiberglass poles. These poles are capable of being transported in rivers and raised manually. The high humidity of the region has shortened the service life of wooden poles, as well as of crosses, which need to be replaced in the short term. This type of improvement is covered under item "MT grid improvements" of the PIQ.

2.7.3. BT distribution system - Grids and SET

     In the capital (Manaus) system low voltage segment, considering that the distribution transformers are BT circuit assets, we note that the fault rate has a significant volume, reaching in the capital (Manaus) system an annual average of 14% (total of 12,058 three-phase transformers installed). In most circuits, load balancing is not carried out, even if statically, in addition to new connections, where connections are made to the phases of easiest handling. Better operational management of these grids is necessary for correction.

     Another great offender as the cause of the burnings are clandestine connections, which, without control, end up causing excessive overloads and even short-circuits in the transformers' secondary side. The PIQ contains large volumes of investments to regularize clandestine connections under the "Grid expansion" items. In addition to issues involving reduction of losses and increase in billing that such investments make feasible, this type of occurrence of a technical nature (short circuits and overloads) is minimized with regularization.

3. Five-Year Investment Plan ("PIQ")

     The objective of the PIQ is to present, based on technical and economic evaluations, a five-year investment plan - 2018 to 2022 horizon - for AmE's electric energy distribution concession area, with reference to the projects planned as necessary to meet the demand for new connections (within the scope of the vegetative growth and the Programa Luz para Todos program) improvement of the performance indicators of service continuity, reduction of electrical losses, as well as adjustments and implementations of computerized systems for support in commercial management and distribution.

     The following summarizes the main points of the adopted methodology, the contracted investments in progress and the summary of the consolidated amounts of projected annual investments.

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     In order to verify investment needs, the information provided in the Data Room by AmE was used, namely: "Electricity System Expansion Plan (2017-2026 horizon)", "Distribution Development Plan ('PDD') for the year 2017" (although provisional26), the "2015 Results Plan for the Improvement of Distribution Services" and the "2017 Plan for Temporary Provision of Electricity Distribution Services (internal version)27". In addition, we used incremental investment data projected by the company's planning area, obtained through face-to-face meetings and conference calls.

     Initially, Table 19 shows a summary, by type of project and voltage level, of investments in progress reported by AmE. In total, BRL 357.1 million are intended for projects/investments planned for the year 201728.

Table 19 - Investments in progress in the year 2017 by Type of Project
Type of Project	Total
AT Expansion	BRL 35,800,530
MT Expansion	BRL 6,154,990
Subtotal	BRL 41,955,520
MT Improvement	BRL 5,600,842
BT Improvement	BRL 54,807,069
Subtotal	BRL 60,407,911
"Luz Para Todos" MT	BRL 154,110,000
"Luz Para Todos" BT	BRL 71,291,166
Subtotal	BRL 225,401,166
Renewal	BRL 3,827,684
Subtotal	BRL 3,827,684
Other Investments	BRL 25,470,000
Subtotal	BRL 25,470,000
Total	BRL 357,062,281

     The works contained in the PIQ were defined based on the information provided and analysis of the investments in progress. Firstly, we drafted a Base Scenario, starting with the 2017 PDD by setting, for the years with no initial investment forecast, the following assumptions by type of investment and voltage level:

• "AT, MT and BT Expansion": the company's projected annual investment in the 2017 PDD for the period from 2018 to 2021 was considered. As there were no projected investments for the year 2022, the need for this year was estimated as being equivalent to the average of previous years.

• "AT Improvement": the company's projected annual investment in the 2017 PDD for the period from 2018 to 2020 and the year 2022 was considered. As there were no projected

26 At the time of drafting this report, the 2017 PDD had not yet been delivered to ANEEL.

27 At the time of drafting this report, the Temporary Provision Plan had not yet been filed at ANEEL.

28 The amounts set forth in this section relate to works in execution or in the stage of signing a contract, within the scope of the Plan for Temporary Provision of electric power distribution services in the state of Amazonas. The figures shown are estimated: therefore, they may change during the year.

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investments for the year 2021, we estimated the need for this year by calculating the average annual rate of increase of investments in the period from 2018 to 2020 (disregarding the investment for the year 2019, which is seen as atypical) applying it to the amount of resources projected for the year 2020;

• "MT/BT Improvement": the company's projected annual investment in the 2017 PDD for the period from 2018 to 2021 was considered. As there were no projected investments for the year 2022, we estimated the need for this year by calculating the average annual rate of reduction of the investments in the period from 2018 to 2021, applying it to the amount of resources projected for the year 2021:

• "Renewal": the company's projected annual investment in the 2017 PDD for the period from 2018 to 2021 was considered. For the year 2022, the necessary investment was estimated as the amount corresponding to the portion related to the "Regulatory Reintegration Quota ('QRR')" established by ANEEL to AmE in the last rate revision occurred in the year 2013, adjusted by the IPCA until April 2017.

• "PLpT": considered, in the year 2018, the necessary investments to meet the targets of conventional connections and through photovoltaic systems, within a program that ends in the year 2018, according to Decree #8,387 of 12/30/2014.

     In addition to these, necessary investments were made in "Systems", where in the year 2018 the value corresponding to the update of the Distribution Management System ("SGD") was allocated. We present, in Table 20, the Base Scenario PIQ, by type of project and voltage level. BRL 3.363 billion in investments are needed in the next five (5) years, with a notable requirement for resources in the year 2018, which concentrates BRL 1.115 billion 29 (of these, an estimated BRL 453.9 million in the company's own resources).

[29] The financial amounts presented in this section are in real currency at April 2017 prices.
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Table 20 - Base Scenario: Projection of Five-Year Investments (Detailed Resources by Type of Project/System)
Type of Project	2018	2019	2020	2021	2022	Total
AT Expansion	BRL 168,935,839	BRL 419,136,103	BRL 536,489,710	BRL 18,647,970	BRL 285,802,406	BRL 1,429,012,028
MT Expansion	BRL 76,812,728	BRL 55,680,919	BRL 91,041,016	BRL 37,080,755	BRL 65,153,854	BRL 325,769,272
BT Expansion	BRL 78,679,506	BRL 71,023,916	BRL 71,042,609	BRL 71,054,229	BRL 72,950,065	BRL 364,750,325
AT Improvement	BRL 8,397,465	BRL 167,324,690	BRL 31,199,891	BRL 59,438,912	BRL 10,500,000	BRL 276,860,958
MT Improvement	BRL 33,310,875	BRL 49,803,625	BRL 23,638,866	BRL 22,205,478	BRL 20,355,762	BRL 149,314,606
BT Improvement	BRL 9,299,110	BRL 9,458,628	BRL 9,763,924	BRL 9,722,539	BRL 9,833,376	BRL 48,077,577
"Luz para todos" MT	BRL 188,622,422	-	-	-	-	BRL 188,622,422
"Luz para todos" BT	BRL 546,335,013	-	-	-	-	BRL 546,335,013
Renewal	BRL 3,984,866	BRL 4,160,969	BRL 4,364,815	BRL 4,584,631	BRL 17,127,081	BRL 34,222,362
SGD Update	BRL 964,705	-	-	-	-	BRL 964,705
Total Investments	BRL 1,115,342,529	BRL 776,588,850	BRL 767,540,831	BRL 222,734,514	BRL 481,722,544	BRL 3,363,929,268
Total Own Resources
	BRL 453,880,838	BRL 719,209,500	BRL 595,177,169	BRL 222,734,514	BRL 481,722,544	BRL 2,472,724,565

     Of the total amount, Own Resources stands out, since there are subsidies (with funds from sectoral funds) of 90% of investments related to the works of the Programa Luz Para Todos ("PLPT") program in the year 2018 and 100% related to the subrogation of benefits of the Fuel Consumption Account ("CCC") for the years 2019 and 2020, as specified below:

1) Interconnection of Silves Itapiranga Systems (Year: 2019) to the amount of BRL 57,379,350;

2) Interconnection of the Silves/Rio Preto da Eva/ Silves Dois/Paritins/Novo Airão System (Year: 2020) to the amount of BRL 172,363,662.

     In addition to the Base Scenario, an Alternative Scenario PIQ, which anticipates, for the year 2022 (the year prior to the date of the first Periodic Rate Revision ("1RTP") to be applied in the new concession) investment concession related to the expansion of SEs in the years 2023 and 2024, representing an amount of about BRL 36.5 million, so as to increase the Regulatory Remuneration Base ("BRR"), as shown in Table 2130.

30 In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, an RTP in the year 2023.

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Project Description	Estimated Amount
138/13,8 kV - 3rd TR – 1x40 MVA PONTA NEGRA DOIS SE EXPANSION	BRL 9,442,970
69/13.8 kV - 3rd TR – 1x40 MVA FLORES DOIS SE EXPANSION	BRL 8,145,320
138/13.8 kV- 3º TR – 1x40 MVA IRANDUBA DOIS SE EXPANSION	BRL 9,442,970
138/13.8 kV- 3º TR – 1x40 MVA MANACAPURU DOIS SE EXPANSION	BRL 9,442,970
Total Investments	**BRL 36,474,230**

Table 22 shows the resulting Alternative Scenario PIQ. Note that the Alternative Scenario surpasses the Base Scenario by approximately BRL 36.5 million in the total for the five-year period, allocated in the year 2022.

It should be noted that the Base Scenario shall be used for the Company's economic-financial evaluation.

4.	References
[1]	I. Própria, Somatório das áreas dos países, Rio de Janeiro, 2017.
[2]	Rede Tiradentes, 3 31 2017. [Online]. Available: http://www.redetiradentes.com.br/ronaldotiradentes/energia-eletrica- completa-120-anos-em-manaus..
[3]	“Portal Eletrobras,” Eletrobras, [Online]. Available: http://www.eletrobrasamazonas.com/cms/?s=hist%C3%B3rico. [Accessed 3 31 2017].
[4]	“Memória de Eletricidade,” 4 25 1961. [Online]. Available: http://www.memoriadaeletricidade.com.br. [Accessed 3 31
2017].
[5]	Law #3,890-A, 1961.
[6]	“Fundação Getúlio Vargas,” Fundação Getúlio Vargas, [Online]. Available: Website http://www.fgv.br/cpdoc/acervo/dicionarios/verbete-tematico/eletronorte. [Accessed 3 31 2017].
[7]	Provisional Measure #1,531-11, 1997.
[8]	Decision #016/2013, 2013.
[9]	E. d. P. Energética, “Plano Nacional de Energia 2030,” 2007.
[10]	“Valor Econômico,” 7 9 2013. [Online]. Available: http://www.valor.com.br/brasil/3191994/manaus-eintegrada-ao- sistema-interligado-nacional-de-energia. [Accessed 4 24 2017].
[11]	M. d. M. e. Energia, “Plano Decenal de Expansão 2022,” 2013.
[12]	E. -. G. T. O. d. R. Norte, “Plano Anual de Operação dos Sistemas Isolados para 2017,” 2016.

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APPENDIX A - Socioeconomic Characterization of the Concession Area

     In order to better characterize the area of activity of the Distributor, socioeconomic information was collected and grouped into four data sets: (a) Demographic, Education and Employment; (b) Access to Services; (c) Income and (d) Violence. In the following items, comparative analysis was performed for each information collected from the company in relation to the data observed in the North and Northeast regions and Brazil's average. This comparison allows to evaluate the degree of similarity/divergence of the socioeconomic indicators of the company in relation to the regions where the companies of the Eletrobras group operate, as well as to compare with the national average.

a) Demographic Information, Level of Education and Unemployment Rate

     Table 23 shows, in order, the number of municipalities, area, population, population density per km2, number of households, percentage of population living in rural areas, percentage of illiterate population and unemployment rate in the Distributor's area, as well as average data for Brazil and the North and Northeast Regions.

Table 23 - Demographic Information, Level of Education and Unemployment Rates
Region	# Municipalities	Area (km2)	Population (Thousand)	Density (Inhabitants/km2)	# Households (thousand)	% Rural Popul.	% Illiterate Popul.	Unemployment Rate
AMAZONAS	62	1,559,149	3,953	2,54	1,046	16%	9%	11%
BRAZIL	5,567	8,497,584	204,860	24,11	68,037	15%	9%	8%
NORTH	449	3,848,855	17,525	4.55	5,093	25%	11%	9%
NORTHEAST	1,794	1,554,291	56,639	36,44	17,836	27%	17%	9%
Sources: Data on the population were taken from the 2015 PNAD. Number of municipalities and areas were obtained from INPE.
Unemployment rate was obtained at IPEA/PNAD for the year 2014.

     Amazonas is the Brazilian state with second lowest demographic density (2.54 inhabitants per km2). Its population is concentrated mainly in urban centers, and the representativeness of inhabitants in rural regions is close to the national average. It shows a rate of unemployment above the regional and national averages, being the state with the third highest unemployment rate in the Northern Region.

b) Access to services

     Table 24 shows information on access to services in AmE's area of service, as well as average data for Brazil and the North and Northeast Regions. The table shows percentages of households (i) without garbage collection; (ii) without garbage collection for urban areas; (iii) without water supply through networks; (iv) without water supply through networks to urban areas; (v) without sanitary sewage through networks or septic tank; (vi) without sanitary sewage through networks or septic tank for urban areas; and (vi) without electric lighting located in rural areas.

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Table 24 - Service Access Information

Region	% HH without Garbage Collection	% Urb. HH without Garbage Collection	% HH without Water Network Supply	% Urb. HH without Water Network Supply	% HH without Sewage Networks/Septic Tank	% Urb. HH without Sewage Networks/Septic Tank	% Rural HH without electrical lighting
AMAZONAS	15%	2%	26%	16%	29%	21%	17%
BRAZIL	**10%**	**1%**	**15%**	**6%**	**19%**	**12%**	**2%**
NORTH	21%	3%	40%	28%	38%	29%	7%
NORTHEAST	21%	3%	20%	7%	35%	23%	1%

Source: 2015 PNAD.

In Amazonas, 15% of the households do not have garbage collection, while 26% do not have water supply through networks and 21% do not have access to a sewage network/septic tank. As shown, these indicators are above those verified for the Northern region, but below those verified for the Northeast and the Brazilian average. Regarding lighting, 17% of rural households do not have electric lighting, which is well above regional and national percentages.

c) Income

Table 25 shows (i) the percentage of households with income of up to 2 Minimum Wages ("S.M."); (ii) the percentage of people living in households with per capita income below the poverty line[31]; (iii) average household income per capita and (v) GDP (Gross Domestic Product) per capita.

Table 25 - Income Information

Region	% HH w/ Income Up to 2 SM	% Pop. Below Poverty Line	Average Residential Income per capita(BRL)	GDP per capita (BRL)
AMAZONAS	48%	24%	833.68	21,874
BRAZIL	**39%**	**13%**	**1,152.24**	**26,446**
NORTH	51%	22%	782.76	17,213
NORTHEAST	58%	20%	730.24	12,955

Sources: Households with income up to 2 S.M. → 2015 PNAD. % Pop. Below Poverty Line and Average Household Income per capita → 2014 IPEA/PNAD; GDP per capita → 2013 Datasus/IBGE.

[31] Equivalent to twice the extreme poverty line. The Poverty Line is based on an estimate of the value of a food basket having the minimum calories needed to adequately supply a person, based on World Health Organization (WHO) recommendations.

     As shown, the state shows a percentage of population below the poverty line higher than the comparative averages, despite having a per capita household income and GDP per capita higher than the North and Northeast regional averages.

d) Violence

     Table 26 - Information on Violence shows the number of deaths per aggression for every 100 thousand inhabitants registered in the year 2014. As shown, the state of Amazonas is slightly above the national average, but lower than the North and Northeast regional averages.

Table 26 - Information on Violence
Region	Deaths by
Aggression
AMAZONAS	31.8
BRAZIL	29.4
NORTH	34.3
NORTHEAST	41.6
Source: 2014 Datasus/IBGE.

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APPENDIX B - Consumer Market

Chart 2 summarizes the concepts that facilitate the understanding of the Brazilian rate structure of the electricity sector, such as Service Voltage Levels, Groups, Subgroups and Rate Classes.

Chart 2 - Overview of the Brazilian Rate Structure

Consumers are divided according to the level of service voltage: "AT" (High Voltage), "MT" (Medium Voltage) and "BT" (Low Voltage).

The AT and MT voltage levels belong to Rate Group A and its users are billed with binomial rates of demand and energy. In general, the higher the service voltage, the lower it tends to be at its average rate and the higher its average consumption usually is.

BT belongs to Rate Group B, and its users are billed commonly in monomial rates (energy only). For these clients, rate differentiation is basically carried out through social factors, that is, residential and commercial users pay higher rates than rural and other classes. The figure below summarizes the above.

Group A
AT
MT
Subgroup A1
• Service at a voltage equal to or over 230 kV
Subgroup A2
• Service at a voltage of 88 kV-138 kV
Subgroup A3
• Service at the voltage of 69 kV
Subgroup A3a
• Service at a voltage of 30 kV-44 kV
Subgroup A4
• Service at a voltage of 2.3 kV-25 kV
Group B
BT
Subgroup B1
• Residential Service
Subgroup B2
• Rural Service
Subgroup B3
• Service to Other Classes
Subgroup B4
• Public Lighting Service

Figure 9 - Rate Groups and Categories

*There may be a Group B consumer with a supply voltage between 1 kV and 2.3 kV, for example, a rural consumer doing extensive field irrigation.

Users can also be classified by rate class, regardless of their voltage level, namely: (i) Residential; (ii) Low Income Residential; (iii) Industrial; (iv) Commercial; (v) Rural; (vi) Street Lighting; (vii) Public Power; (viii) Public Service; and (ix) Other. In AT, we most commonly observe Industrial Consumer Units ("UC"); in MT, Industrial, Public Power or Public Utilities; and in BT, all rate classes.

APPENDIX C - Response to Emergencies

The time indicators for response to emergencies do not have specific goals but directly impact the indicators of duration of the downtime. These indicators are calculated monthly by the distributors for each set of consumer units and are expressed in minutes, namely: Mean Time of Preparation ("TMP") - mean value between the awareness of the existence of an event and the moment of authorization for the displacement of emergency personnel; Mean Time of Displacement ("TMD") - mean value between the moment of authorization for the displacement of the emergency care team until the moment of arrival at the location of the event; Mean Time of Execution ("TME") - mean value comprised between the moment of arrival at the location of the event until restoration of the service by the care team; and Mean Time of Response ("TMAE") - a value that represents the sum of all previous times.

Graph 16 shows the evolution of the average mean of response to emergencies received by AmE between 2012 and 2016.

Graph 16 - Mean Times of Response to Emergencies

2012 AME
TMAE 136 MIN
35 20%
78 46%
58 34%
2013 AME
TMAE 252MIN
39 13%
49 17%
203 70%
2014 AME
TMAE1146 MIN
340 23%
717 48 %
429 29%
2015 AME
TMAE 295 MIN
37 11%
98 29%
198 60%
2016 AME
TMAE 266 MIN
42 13%
64 21%
202 66%
TMP
TMD
TME

Source: ANEEL website.

By analyzing the set of graphs above, we note that the Distributor shows a high total mean time to respond to emergencies (about 5 hours). Noteworthy is the year 2014, which showed the highest average of all variables between the analyzed years, with a total mean time approximately 5 times higher than the years of 2013, 2015 and 2016. We also note that the mean time of preparation is the portion of largest contribution to the total mean time of response to occurrences at the company.

Graph 17 shows the evolution of the number of events with interruption of electricity supply with respect to the total number of events recorded by the Distributor in the period under study.

160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
128,486
85,210
138,685
95,944
133,659
93,360
129,699
86,999
133,869
93,332
2012
2013
2014
2015
2016
NUMOCORR
NIE

NUMOCORR = Number of Emergencies
NIE = Number of Emergencies with Power Outage

Source: ANEEL website.

As shown, the number of emergencies remained practically constant throughout the period, as well as the number of emergencies with power outage, which represented 70% of the total for 2016.

APPENDIX D - AmE Vertical Divestiture Process

AmE, as a wholly-owned subsidiary of Eletrobras, has as its main activity the distribution of energy to its concession area. The fact that the company operates in isolated systems causes it to hold generation and transmission assets and, consequently, to become a company with vertical processes. However, since the state already has its capital interconnected to the SIN, vertical divestiture is necessary.

To that and, through Authorization Resolution #4,244 of July of 2013, the beginning of the process of vertical divestiture of Distributor Amazonas was approved. The execution of this process was proposed as two stages, as detailed in the vote of Director Julião Silveira Coelho within the scope of the Case 48500.004245/2012-43, at the end of which AmE shall have its generation and transmission assets and liabilities segregated and under the ownership of a company controlled by Eletrobras: Amazonas Geração e Transmissão de Energia S.A. (AmGT). Chart 3 summarizes the process proposed by AmE.

FIRST STAGE:

I. Execution of capital increase in a new company to be incorporated (NEWCO, future AmGT), "with contribution of net assets related to generation and transmission activities";

II. AmE (future Amazonas Distribuição de Energia S.A., "AmD") becomes the holder, "on a temporary basis, for a period comprised within the legal term for execution of the segregation, of 100% of AmGT's capital stock."

SECOND STAGE:

I. Eletrobras promotes the assumption of AmD's debt;

II. AmD issues debentures which are non-convertible into shares, with swap clauses, in favor of Eletrobras, with the same amount as the assumed debt;

III. The swappable debenture shall be compulsorily redeemed by AmE, which shall deliver to Eletrobras, in exchange, its entire stake in AmGT;

IV. Assignment of ownership of the Balbina UHE and the Aparecida, Mauá, Cidade Nova, Flores and São José UTEs, from AmE to AmGT, as well as the Electron UTE, from Eletronorte to AmE and later to AmGT (other plants owned by AmE shall be used "as own generation within the distributor").

Source: Vote of the Rapporteur within the scope of Case 48500.004245/2012-43

In order to facilitate understanding of the topic, the following illustrations represent the First and Second Stages of the AmE vertical divestiture process. Figure 10 represents the First Stage, where AmGT is created and AmE assets are segregated, while Figure 11 illustrates the Second Stage of the process along with the final configuration of Amazonas Distribuição and Amazonas Geração e Transmissão.

Current Structure
Eletrobras
100% ON
100% CT
D+G+T
Eletrobras
Amazonas Energia
100% ON
100% CT
Eletrobras
Amazonas G&T
Final Structure
Eletrobras
100% ON
100% CT
D+G+T
Eletrobras
Amazonas Energia
D
Assignment of shares issued by AmGT as a counterpart for the G+T assignment
100% ON
100% CT
G+T Contribution for AmGT capital increase
Eletrobras
Amazonas G&T
G + T

STAGE 1
Eletrobras
Capitalization through debt contribution
Assumption of Debt/Issuance of convertible and swappable debentures
100% ON
100% CT
D
Eletrobras
Amazonas Energia
100% ON
100% CT
G+T
Eletrobras
Amazonas G&T
STAGE 2
Eletrobras
100% ON
100% CT
Assignment of AmGT shares via swap for debentures
D
Eletrobras
Amazonas Energia
100% ON
100% CT
G+T
Eletrobras
Amazonas G&T

Final Structure

Eletrobras
100% ON
100% CT
100% ON
100% CT
Eletrobras
Amazonas Energia
Eletrobras
Amazonas G&T
D
G + T

The direct acquisition of Amazonas' shares by Eletrobras involves the meeting of accounts between the distributor and the holding company, which has relevant impacts on the equity division between the companies. The partial assignment of the Urucu Natural Gas Purchase Agreement (involving Petrobrás and Cigás) from AmD to AmGT is foreseen.

In addition, ANEEL's Economic and Financial Supervision Superintendency ("SFF") addresses the issue of the economic and financial situation of AmE (as expressed in the vote of Director Julião Silveira Coelho), who reported that the "submitted Balance Sheets [...], as well as the projections for AmGT's and AmD's situation [after] segregation [...] show an increase in the Current Liquidity index ("LC") in the period from 2009 to 2011, from 0.64 to 0.78, and the General Liquidity index ("LG"), from 0.58 to 0.75, which is higher than the 0.5 index established as proof of good financial position in invitations to bid for public electricity generation and transmission services in question at the Agency".

However, despite these liquidity indexes for the period analyzed within the scope of RES 4,244/13, the SFF itself reported that AmE has a precarious economic-financial situation, since "the net debt inventory reached 1,145 million Reais," so that, even with contributions from Eletrobras, "the utility's situation did not improve."

Amazonas Energia
Environmental Assessment
Summary Report

September 18, 2017

National Bank for Economic and Social Development ("BNDES")

Av. República do Chile, 100 Rio de Janeiro/RJ

September 18, 2017 Dear Sirs,

As requested by BNDES and in compliance the with terms and conditions of Electronic Tender AARH No. 51/2016, of OCS Contract No. 28/2017 (the “Contract”) dated February 14, 2017, and the provisions of section 80 of Law No.

13,303/2016, we have prepared this summary containing a presentation of key issues identified by us during the environmental assessment work carried out in Amazonas Energia S.A. (“Amazonas Energia”).

The scope of our services was limited to the procedures described in item 4.2.7 of Annex I to the Contract. This summary does not include all the issues identified and presented in the Environmental Assessment Report dated May 5, 2017, and should thus be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

Our work involved review of documents made available in databases, interviews with managers in charge of the environmental activities of the company and on-site visits to six substation facilities.

The information used in our work was provided by the company's management and reviewed on the premise that it is true and complete. Except as expressly stated in the scope of our work, this information was not subject to testing or verification.

The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. Due diligence works are unregulated and not subject to specific standards; for this reason, the procedures applied in our work were those determined in the Final Tender Protocol, and PwC is not responsible for any inadequacies of such procedures in achieving the goals determined by BNDES. Other matters could have been detected and reported if PwC had been asked to perform additional procedures.

Yours faithfully,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. acting as consortium leader

/s./ Rogério Roberto Gollo

     /s./ Luciano Jorge Moreira Sampaio Junior

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. As such, it does not include all of the issues identified and discussed in the Environmental Assessment Report and should thus be read in conjunction with the rest of the report for a comprehensive understanding of the issues identified.

1 Purpose and limitations of the work	2 Summary of key issues identified:

Our work involved review of documents made available in databases,	•	Facilities operate without the required environmental operation license and
interviews with managers in charge of the environmental activities of the	other licenses such as the Fire Brigade Inspection Service Certificate (FBISC)
company and on-site visits to one substation and four thermoelectric power	and the IBAMA Federal Technical Registration (IFTR)
plants.	•	Noncompliance with the terms and conditions of operating licenses
The purpose of the work was to evaluate key environmental and social issues of	•	Noise levels not monitored in some facilities
Amazonas Energia in light of the applicable laws and regulations, review how
such issues are managed from environmental and social standpoints, and	•	Lack of documents such as Solid Waste Management Plans (SWMPs) and
identify potential deficiencies and situations that may result in significant risks	Solid Waste Inventories (SWIs) in some facilities
and costs to the company.	•	Incorrect storage and disposal of hazardous solid wastes
The following topics were reviewed: solid wastes, PCB/ascarel, noise,	•	Unlicensed use of artesian wells (drinkability not monitored also)
atmospheric emissions, wastewaters, water resources, permanent preservation
areas, plant suppression, service providers, environmental accidents,	•	Oil stains found on non-impervious soils
environmental liabilities, easement trespassing, conflicts with indigenous	•	Old, pre-1980 transformers in use and untested for PCB/ascarel populations, engagement practices and interaction with surrounding populations, as well as assessments, fines and consent agreements.
The scope of the work did not include generation of additional data through collection and analysis of soil and water, atmospheric emission and wastewater samples, nor was any evaluation performed for the purpose of checking compliance with laws related to workers' health and safety.

Eletrobras System Distributor
Privatization PwC		3

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. As such, it does not include all of the issues identified and discussed in the Environmental Assessment Report and should thus be read in conjunction with the rest of the report for a comprehensive understanding of the issues identified.

3 Estimate of costs to remedy issues identified

An estimated amount between R$ 63.7 million and R$ 305.3 million, approximately, is required in order to remedy and mitigate some of the previously highlighted issues and their respective potential impacts, as shown in the chart below.

Cost estimates do not include the expense with fines incurred by the company due to noncompliance with any applicable laws and regulations. Fines and assessments provided for in the applicable environmental laws and regulations vary substantially in amount; for this reason, the exact amounts of fines are contingent, among other considerations, upon evaluation by the competent environmental agency. Furthermore, amounts reported do not include the cost of mitigating issues that depend on non-measurable variables at the time of writing, such as disposal of hazardous wastes and disposal of any equipment containing PCBs.

At present, it is not the intention of PwC to state that these figures are accurate and that they reflect the amounts effectively required to implement each of the proposed actions. In any case, the figures presented in this summary serve as a reference in connection with the privatization process.

In addition to the estimated expenditures, resolution alternatives for each identified issue as well as the potential violation or infringement, if any, that the company is subject to under the applicable environmental laws and regulations, were presented. This information is included in the Environmental Assessment Report dated May 5, 2017.

Eletrobras System Distributor Privatization PwC	4

Annex I - Issue and estimated cost summary chart

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
1	**Waste**	Deficiencies identified in the storage of Class I (hazardous) solid wastes at substations and thermoelectric power plants.	R$15.448.576	R$38,621,440	R$61,794,304
2	**Waste**	No Solid Waste Management Plan (SWMP) implemented at some facilities.	R$5,000	R$10,000	R$15,000
3	**Waste**	No Solid Waste Inventory implemented at Amazonas Energia.	R$5,000	R$7,500	R$10,000

5

Eletrobras System Distributor
Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
4	**PCB/ascarel**	No specific tests in place for transformers in use at company facilities.	**R$162,400**	**R$243,600**	**R$324,800**
5	**PCB/ascarel**	Risk of existing PCB and cross-contamination in other equipment.	Not measurable - The cost to dispose of ascarel waste is contingent, among other considerations, on the number of affected pieces of equipment, the treatment performed, and location of company facilities.		
6	**Noise**	Detected noise levels exceed the permitted values in some power plants. Lack of noise monitoring at the substations and other thermoelectric power plants.	**R$319,300**	**R$319,300**	**R$319,300**
7	**Permanent Preservation Areas**	Potential interference with PPA without proper authorization from environmental authorities.	**R$180,000**	**R$180,000**	**R$180,000**

6

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
8	Licensing	Currently several facilities of Amazonas Energia (distribution lines, splitters and telecommunication towers) operate without the proper operating licenses.	R$684,705	R$972,281	R$1,259,858.12
9	Licensing	Compliance with the terms and conditions of substation operating licenses (e.g. noise monitoring) is either limited or entirely absent.	R$1,900,000	R$1,900,000	R$1,900,000
10	FBISC	FBISC absent for all Amazonas Energia facilities	R$56,047.36	R$56,047.36	R$56,047.36

7

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
11	IFTR	IFTR absent for all facilities	R$86,400	R$86,400	R$86,400
12	Atmospheric Emissions	Lack of atmospheric emission monitoring in some power plants.	R$960,000	R$1,440,000	R$1,920,000
13	Water Resources	Water resources used in substations and thermoelectric power plants without appropriate licensing.	R$60,669.40	R$60,669.40	R$60,669.40
14	Water Resources	Water drinkability not tested at facilities that use water from artesian wells intended for human consumption.	R$28,160.00	R$28,160.00	R$28,160.00

8

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
15	**Miscellaneous**	Environmental liability study findings indicate water and/or soil contamination in some thermoelectric power plants, as shown in the report.	R$27,140,000	R$121,190,000	R$215,240,000
16	**Miscellaneous**	Existing risk of water and soil contamination in substations and other thermoelectric power plants (oil stains detected on the soil) resulting from leakages due to improper storage of oily wastes (e.g. from transformers) or accidents.	R$16,660,000	R$19,380,000	R$22,100,000
17	**Miscellaneous**	Existing risk of contamination in pipeline areas resulting from potential leakages in aging pipeline equipment.	Not measurable: The extension and number of pipeline networks could not be determined.		
		Total	R$63,696,258	R$184,495,399	R$305,294,539

*Costs are estimated based on the assumptions detailed in the Environmental Assessment Report dated May 5, 2017.

Eletrobras System Distributor Privatization PwC

9

© 2017 - PricewaterhouseCoopers Corporate Finance & Recovery. All rights reserved. In this document, “PwC” refers to PricewaterhouseCo opers Corporate Finance & Recovery, a member firm of the PricewaterhouseCoopers network, or, as suggested by context, the network itself.

Each member firm of the PwC network is a separate and independent legal entity. Please see www.pwc.com/structure for further details on the PwC network.

May, 2017

Privatization of the Eletrobras System's Distribution Companies

Product 8: Assessment Report of Amazonas' Human Resources *(Parts I and II)*

Consórcio Mais Energia B

To

Banco Nacional de Desenvolvimento Econômico e Social National Bank for Economic and Social Development (“BNDES”) Av. República de Chile nº 100 Rio de Janeiro - RJ

F.A.O.: Ms. Lidiane Delesderrier Gonçalves - Manager of Contract OCS 028/2017 May 2017 Dear Sirs,

In accordance with our service agreement OCS 028/2017 (“Agreement”), signed between the BNDES and Consórcio Mais Energia B (“Consortium”) on February 14, 2017, we present the result of the work that we undertook in relation to Privatization of the Eletrobrás System’s Distribution Companies.

The result of our work is set out in the document “Product 08: Assessment Report of AMAZONAS’ Human Resources (“Report”), dated May 2017.

Our work was carried out solely for the purpose of advising the BNDES, in its capacity as the party responsible for executing and monitoring the privatization process of the concessionaires in accordance with Decree 8893 of (sic) in AMAZONAS’ assessment, in accordance with the Agreement and was based on information provided by AMAZONAS’ management and under the assumption that this information is true and complete. This information was not subject to testing or verification, except as expressly stated in the scope of our work.

In the case of access to the Report by third parties, it should be made available in full, so that the applicable safeguards and limitations be known.

Truly yours,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., in its capacity as leader of the Consortium

Rogério Roberto Gollo	Marcio José Soares Lutterbach

PwC | Loeser e Portela Advogados | Siglasul	2
This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary

1.	Executive Summary		6
2.	Organizational structure		9
	2.1.	Organizational chart	9
	2.2.	Nature and duties of the bodies	9
	2.3.	Profile of positions and roles	11
	2.4.	Profile of positions entitled to a bonus (funções gratificadas) and commissioned positions (cargos em comissão)	12
	2.5.	Relevant changes to the organizational structure	13
	Annual Shareholders’ Meeting		14
	Fiscal Council		14
	Board of Directors		14
	Internal Audit Department (CAD)		14
	Executive Board		14
	Financial Office		14
	Regulatory and Special Projects Office		14
	Regulatory and Special Projects Department		14
	Presidency		14
	Sustainability and Social Responsibility Office		14
	Corporate Risk, Integrity and Internal Controls Office		14
	Correction Management		14
	Legal Office		14
	General Office		14
	Projects and Indicators Office		14
	Ombudsman		14
	Social Communication and Institutional Relations Office		14
	Planning and Expansion Office		14
	Energy Distribution Office		14
	Management Office		14
	Commercial Office		14
	Financial Office		14
3.	Profile of the workforce		15
	3.1.	General information	15
	3.2.	Demographic profile	15
	3.3.	Productive profile of the workforce	17
	3.4.	Development of the workforce	23
	3.5.	Leadership profile	26
	3.6.	Leadership by position	26
	3.7.	Education level of the leadership	27
	3.8.	Length of service of the leadership	28

PwC | Loeser e Portela Advogados | Siglasul			3

4.	Staff costs		29
	4.1.	Compensation structure	29
	4.2.	Cost with active employees	30
	4.3.	Interns and apprentices	32
5.	Collective Bargaining Agreements		33
	5.1.	Salary adjustment	33
	5.2.	Benefits	33
	5.3.	Payment of other additional amounts	33
6.	Outsourcing		35
7.	Aspects related to health and safety		36
	7.1.	Verification of the existence of health and safety policies and procedures	36
	7.2.	Analysis of the PCMSO	36
	7.3.	Analysis of the PPRA	36
	7.4.	Verification of occupational medical tests	37
	7.5.	Internal Commission for Accident Prevention (CIPA)	37
	7.6.	Survey of work accidents (with/without lost time) and submission of CAT (Communication of accident at
	work)	37
	7.7.	Verification of Delivery of PPE	38
	7.8.	Activity of Occupational Safety Technician	39
	7.9.	Compulsory training courses	39
1.	Staffing and Compensation Plan (PCR)		41
	1.1.	Remuneration structure	42
	Steps: The number of steps per band varies due to the wage spread defined - guided by internal and external
	market information - and compliance with the methodology governing requirements for accessing the complexity
	levels of each job position		42
	1.2.	Rules of movement:	43
	1.3.	Access requirements	44
2.	Variable compensation		45
3.	Benefits		46
4.	Performance Management		49
	4.1.	Performance matrix	51
5.	Training and development		52
6.	Organizational climate		53

PwC | Loeser e Portela Advogados | Siglasul	4

I. Part I

PwC | Loeser e Portela Advogados | Siglasul	5

1. Executive Summary

     This report consists of the first part of the Assessment of the Human Resources of the distribution company Amazonas Energia, as part of the scope of the project “Assessment of the Privatization Process of the Eletrobras System’s Distribution Companies” contracted by BNDES, by means of the Invitation to Bid “Electronic Auction AARH No. 51/2016” with the consortium Consórcio Mais Energia B made up of PwC (leader of the consortium), Siglasul and the law firm Loeser e Portela Advogados.

     For the preparation of the analyzes and indicators shown below, the documents provided by Amazonas Energia between February and April 2017 were used.

     In this report, we present information in relation to Eletroacre’s workforce, taking into account the cut-off date of December 31, 2016, and adopt the following assumptions for the generation and analysis of indicators in relation to personnel.

Takes into account:	Does not take into account:
Employees	Interns
Members of the councils	Young apprentices
Commissioned employees	Pensioners
Employees requisitioned	Retired due to disability
Employees who left the company as a result of
the voluntary termination incentive program
Employees who left the company in
December/2016
Employees Assigned

     In order to compare the indicators, PwC’s Benchmarking 2016 was used. The indicators were compared with the figures from the Electricity Sector Panel, which is made up of 18 companies in the sector. In those cases in which the figures from the Panel were not available, the Distribution company’s indicators were compared with the figures from the General Market.

When assessing the indicators generated, we observed:

· Taking into account the base date of December 31, 2016, the Distribution company’s workforce has 1,710 active employees. This group is made up for the most part of men (84%), with an average age of 47, who completed senior high school· On average, the employees have been with the company for 18 years, and roughly 43% of them have been with the company for more than 20 years.

· Employees are distributed in four wide groups: fundamental level professionals (36%), mid-level operational professionals (28%), mid-level support professionals (20%), and higher level professionals (16%). There are professionals with educational level above and below the level required in the exam. Even though most of the employees hold fundamental level positions, approximately 28% of them have college degree.

· Average churn rate of the last 5 years was around 2%, a lower level than the average for the electricity sector(7%). This indicator was affected by the terminations resulting from the voluntary termination programs, in 2013 and 2014, and by the admissions resulting from insourcing of activities in 2015. The average absenteeism rate was 1.05%, also lower than the average for the electricity sector (2.51%). The overtime rate is also better than

PwC | Loeser e Portela Advogados | Siglasul	6

  the general market’s: while the Distribution company had an average of 4.25% in the last four years, the general market had 5.3%.
  33% of the Distribution company’s leadership comprise professionals holding higher level positions. 61% the them have been with the company for more than 10 years. The number of employees per leader (command range) is 9.5. This number is lower than in other electricity companies, thus representing an opportunity for optimization of the organizational structures.
  Amazonas Energia has consistent Health and Safety policies and the analysis of the number of accidents for the last 5 years presents an opportunity for adoption of more efficient practices. The Distribution company maintained an average of 10 accidents per year. On average, 3% of the workforce were on leave in the last year, considering all categories of leaves of absence.
  As for professional qualification, there was an investment of 31h/year, and R$712,96 (average) per employee for training courses in 2016.
  Regarding personnel costs, the fixed compensation of Amazonas Energia’s employees accounts for 48% of Total Cost. Total cost per capita is in line with the electricity sector’s.
  In relation to personnel management practices, the distribution company operates in an integrated way with the other companies in the Eletrobras System. There are consistent policies and practices for assessment of performance, training, and compensation.
  Personnel management issues seem to be well organized and backed up by computerized systems.
  The benefits offered by Amazonas Energia are, in their entirety, established in a collective agreement. It should be noted that the package offered is superior to that usually found in the private sector and that there is no differentiation between the benefits offered to managers and employees of the administrative and operating divisions.

PwC | Loeser e Portela Advogados | Siglasul	7

I.	PART I

PwC | Loeser e Portela Advogados | Siglasul	8

2. Organizational structure

2.1. Organizational chart

As at December 31, 2016, Amazonas Energias's organizational structure was organized as shown below:

Assembleia Geral
15
Conselho Fiscal
Conselho de Administração
Auditoria Interna - CAD
Diretoria Executiva
Diretoria Financeira - DF
48
Presidência - PR
93
Assessoria Jurídica - PRJ
Secretaria-Geral - PRG
Assessoria de Suporte Administrativo - PRA
Assessoria de Comunicação Social e Relações Institucionais - PRC
Assessoria de Sustentabilidade e Responsabilidade Socioambiental - PRS
Assessoria de Assuntos Regulatórios e Projetos Especiais - PRE
Diretoria de Operação da Capital - DO
308
Diretoria de Operação do Interior - DI
849
Diretoria de Planejamento da Expansão - DP
95
Diretoria de Gestão - DG
122
Diretoria Comercial - DC
172

Annual Shareholders' Meeting
Fiscal Council
Board of Directors
Internal Audit Department (CAD)
Executive Board
Financial Office
Presidency

Legal Office
Administrative Office
General Management Office
Social Communication and Institutional Relations Office
Sustainability and Social and Environmental Office

Capital City Operations Office
Countryside Operations Office
Planning and Expansion Office
Management Office
Commercial Office

The positioning of the Presidency and of the Financial Office can be reviewed. In this regard, there is an opportunity for streamlining the structure, by means of the reorganization of the areas, facilitating the flow of communication and the decision-making flow.

2.2. Nature and duties of the bodies

Joint Bodies
These are representation, supervision and decision-making bodies made up of representatives from both the public and private sectors.

General Shareholders' Meeting: The General Shareholders' Meeting, called and convened in accordance with the legislation and the company's by-laws, has the power to decide on all matters relating to the Company's purpose and make those decisions that it deems to be appropriate for its protection and development.

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     Internal audit department: To verify compliance with the guidelines and internal and external normative acts, by means of examining the procedures, records, files, documents and figures of the functions and activities carried out by the Company.

     Board of Directors: the Company’s management’s highest joint decision-making body, whose purpose is to set the general direction of the Company’s business by means of fundamental management guidelines, as well as the superior control of the Company, by means of inspection of compliance with the guidelines established by it, monitoring the implementation of the approved programs and verification of the results obtained.

     Fiscal Council: Joint decision-making body which is responsible for overseeing the actions of the company’s managers and verifying compliance with the Company’s legal and statutory duties, examining its financial statements, as well as other powers set forth in specific legislation.

     Executive Board: To ensure the smooth operation of the Company, and to this end, is endowed with the powers to administer and manage the business, being able to decide on issues regarding the corporate purpose, except those which by their nature or by the company’s bylaws are the responsibility of the General Shareholders’ Meeting or of the Board of Directors. It is overseen by the Chairman of the Board of Directors and is made up 6 (six) members, with a term of office of 3 (three) years, with re-election being permitted. It consists of the local Chief Executive Officer and 5 (five) corporate officers. Regular meetings are held on a weekly basis, and extraordinary meetings are held whenever necessary. The members of the Executive Board are elected by the company’s Board of Directors.

Higher management bodies: presidency and offices
The bodies responsible for the planning, coordination and control of its specific activities, defined in the Bylaws and in the Company’s Organization Manual.

     Presidency: The company’s political-administrative direction and representation are the responsibility of the Presidency, by means of the actions of the Chief Executive Officer.

Capital City Operations Office: This is responsible for managing the Operation,

Maintenance and Services of the Company’s electricity distribution systems, following the guidelines of the Executive Board and of the Board of Directors, in addition to the concession agreement and the legislation in force.

Interior Operations Office. This is responsible for managing the Operation,

Maintenance, Generation and Services of the Company’s electricity distribution systems, following the guidelines of the Executive Board and of the Board of Directors, in addition to the concession agreement and the legislation in force

     Planning and Expansion Office: The Planning and Expansion Office is responsible for planning, directing, supervising, coordinating and controlling the activities related to the planning and implementation of the expansion of the distribution and sub-transmission electrical systems, in such a way as to guarantee meeting the demand from the consumer market for energy in the concession area, as well as activities related to the environmental management and monitoring of the company’s activities.

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     Management Office: It is the responsibility of the Management Office to plan, direct, supervise, coordinate and control those activities related to personnel management, training and development, occupational health and safety, labor and union relations, supplies and management of materials, transport, information technology, organization and methods, documentation and filing and general services.

     Commercial Office: It is the responsibility of the Commercial Office to plan, direct, supervise, coordinate and control the activities related to the company’s commercial relationship with its consumers, in accordance with what is laid down in the concession agreement and the current legislation, as well as those activities related to market projections and energy purchases.

     Financial Office: It is the responsibility of the Financial Office to plan, direct, oversee, coordinate and control the activities related to general and cost accounting, accounts payable and receivable, budget, treasury, tax and fiscal management, asset control, insurance, fundraising and investments.

     On December 31, 2016, Amazonas Energia’s workforce was made up as shown in the table below.

	Category	Number
a.	Employees in permanent positions	1,701
b.	Employees required by other bodies and spheres	8
c.	Employees with no employment relationship with the public	1
	authorities (commissioned employees)
d.	Members of the board	0
e.	Employees assigned	0
Total (a+b+c -d)		1,710

In addition to the employees above, trainees and young apprentices are also a part of

Amazonas Energia’s workforce.

	Category	Number
a.	Young apprentice	64
b.	Interns	102
Total (a+b)		166

2.3. Profile of positions and roles

     In line with the provisions of the Eletrobras System’s Staffing and Compensation Plan (PCR), Amazonas Energia’s employees are distributed across four broad job positions:

Levels of
Broad Job Positions	complexity	Function
§ Administrative assistant
§ Administrative service assistant
Fundamental Level Professional		§ Engineering technical assistant
(PF)	I, II	§ Office assistant
§ General services assistant
§ Electrician

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		§	Reader
		§	Sailor
		§	Mechanic
		§	Driver
		§	Plant operator
		§	Guard

		§	Administrative Stockman assistant
		§	Nursing assistant
Mid-Level Support Professional		§	Administrative support
(PMS)	I, II, III and IV	§	Audit assistant
		§	Technical assistant
		§	Programmer
		§	Accounting technician
		§	Engineering technical assistant
		§	Electrician/Driver
Mid-Level Operational	I, II, III and IV	§	Engineering technician
Professional (PMO)		§	Occupational safety technician
		§	Operational technician
		§	Administrator
		§	Lawyer
		§	System analyst
		§	Social assistant
		§	Accountant
		§	Economist
Higher Level Professional (PS)	I, II, III and IV	§	Operational engineer
		§	Engineer
		§	Occupational safety engineer
		§	Operational engineer
		§	Dentist
		§	Higher Level Technician

     Note: The PCR also defines the position of Researcher Professional, but this was not adopted by the Distribution Companies.

2.4. Profile of positions entitled to a bonus (funções gratificadas) and commissioned positions (cargos em comissão)

     Positions entitled to a bonus are performed by permanent employees, who hold the leadership and advisory positions.

Category	Number
Assistant	10
Manager	103
Location Leader	75
COI Leader	1
President of the CPL	1
Superintendent	1
207

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     In addition to the positions entitled to a bonus, Amazonas Energia has employees who have no employment relationship with the public administration, who hold commissioned positions. This model of contracting is provided for in Article 37, sub-item II of the Constitution.

Category	Number
Management assistant	1
1

     In total, Amazonas Energia’s staff includes 208 employees in positions entitled to a bonus and commissioned positions.

2.5. Relevant changes to the organizational structure 2.5.1. Voluntary Termination Incentive Program (PID)

     In 2013 and 2014 all the Eletrobras System’s distribution companies implemented the Voluntary Termination Incentive Plan (PID). In order to be considered as eligible, employees had to have had a permanent employment relationship with the distribution company for at least 20 years, taking into account the month of termination, or be retired under the INSS, regardless of the length of their employment relationship with the distribution company. Signing up for the plan was on a voluntary basis and required the employees to make a request for voluntary termination. In total, 277 employees left the company.

· The terminations were carried out in two stages: Stage 1 (July 2013 to December 2013), and· Stage 2 (January 2014 to November 2014).

     Those terminated under the PID continued to receive medical assistance benefits, for a determined· period, in accordance with the stage during which they were terminated:· Stage 1 - 60 months of continued medical assistance Stage 2 - 12 months of continued medical assistance

2.5.2. Approval of the new organizational structure 2017

     On February 17, 2017, change in the organizational structure of Amazonas Energia was approved, as presented below.

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Assembleia Geral
Conselho Fiscal
Conselho de Administração
Auditoria Interna - CAD
Diretoria Executiva
Diretoria de Regulação e Projetos especiais
Departamento de Assuntos Regulatórios e Projetos Especiais - DRR
Presidência - PR
Assessoria de Sustentabilidade e Responsabilidade Social - PRS
Secretaria-Geral - PRG
Assessoria de Riscos Corporativos, Integridade e Controles Internos - PRR
Gerência do Escritório de Projetos e Indicadores - PREP
Gerência de Correição - PRPC
Gerência de Ouvidoria - OUVI
Assessoria Jurídica - PRJ
Assessoria de Comunicação Social e Relações Institucionais PRC
Diretoria de Operação, Planejamento e Expansão - DO
Diretoria de Geração Distribuída - DD
Diretoria de Gestão DG
Diretoria Comercial DC
Diretoria Financeira DF

Annual Shareholders' Meeting
Fiscal Council
Board of Directors
Internal Audit Department (CAD)
Executive Board
Financial Office
Regulatory and Special Projects Office
Regulatory and Special Projects Department
Presidency
Sustainability and Social Responsibility Office
Corporate Risk, Integrity and Internal Controls Office
Correction Management
Legal Office
General Office
Projects and Indicators Office
Ombudsman
Social Communication and Institutional Relations Office
Planning and Expansion Office
Energy Distribution Office
Management Office
Commercial Office
Financial Office

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3. Profile of the workforce

3.1. General information

Amazonas Energia has 1,710 active employees. On the payroll for December 2016, in addition to the active employees we have employees who have been terminated, interns and apprentices, totaling 1,891 people.

To calculate and analyze most of the indicators, we used the base of 1,710 active employees, however the applicable base is presented below the charts.

3.2. Demographic profile

3.2.1. Gender

Men account for 84 of Amazonas Energia's workforce, while women represent a mere 16 of the workforce. However, when we analyze women's representation in administrative positions, it reaches 36 , and 24 for leadership positions.

Despite the lack of specific policies for hiring women, the collective bargaining agreement has a "Gender/race/ethnicity equity guarantee" clause that encourages, along with other behavior, the dissemination of the guidelines contained in the II National Plan of Policies for women.

Therefore, even if it is not by means of recruitment, it is possible to develop programs to encourage careers for women, as a way of promoting diversity.

Concentration of employees by gender

Concentração de empregados por gênero
16%
84%
Mulheres
Homens

Men
Women

Amazonas Energia has been taking part in the Gender and Race Equality Program since 2007, and was granted the Gender and Race Equality Seal in the 2nd, 3rd, 4th, and 5th editions of the Program. This is a Federal Government Program that reaffirms the commitments with equality for men and women. In 2015, the Company performed an action plan to develop new concepts for management of people and organizational culture, in order to achieve gender and race equality in the corporate environment, being granted the Gender and Race Equality Seal of the 5th edition of the program, by the office for Women Policies, of the Ministry of Women, Race Equality and Human Rights.

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3.2.2. Age

The highest concentration of employees (65) is between 35 and 55 years of age, and the average age of the employees is 47 (which is slightly higher than that of the electric energy market, which exhibits an average age of 40). It is understood that professionals in this age-bracket are already mature professionals with very substantial experience and are therefore valuable to the Distribution company. The likelihood is that these professionals will not require major investments in basic training, but may need ongoing training for the purpose of recycling and/or improvement.

On the other hand, this can be a point of attention when implementing change initiatives. A company with a younger strength may be more adaptable to new business models, new work formats and, most importantly, more prone to innovation.

Concentration of employees by generation

Concentração de empregados por geração
12%
65%
23%
< 34 anos
35 a 55 anos
> 56 anos
Comparativo Painel Energia
Idade média
40 anos

12
<34 years old
65
between 35 and 55 years old
23
> 56 years old
Energy Panel Comparison
Average Age
40

3.2.3. Education Level

Approximately 28 of Amazonas Energia's employees have at least a bachelor's degree. This rate is lower than the electricity sector's. The remainder are split between employees who have completed high school (46), completed basic education (17) and who have not completed basic education (9). This latter group is made up of employees who joined the Distribution company before 1988, without any public exam, for positions which did not require basic education. (At present, positions for those who have not completed basic education are not foreseen in Amazonas Energia's Staffing Plan).

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Grau de escolaridade
Mestrado
0,3%
Pós graduação
3%
Superio completo
25%
Ensino Médio completo
46%
Fundamental completo
17%
Fundamental incompleto
9%
0%
10%
20%
30%
40%
50%

Comparativo Painel Energia

Escolaridade
Ensino fundamental: 6 %
Ensino médio: 56 %
Ensino superior: 37 %

Education Level
Graduate degree
Complete higher education
Complete high school
Complete elementary education
Incomplete elementary education

Energy Panel Comparison
Education level
Elementary education 6
High school 56
Higher education 37

3.3. Productive profile of the workforce

3.3.1. Distribution by position

For the following analyses, the base of 1,709 employees was considered, excluding commissioned positions.

As defined in the Staffing and Compensation Plan, Amazonas Energia's active employees are distributed across four types of broad job positions:

- Fundamental Level Professional (FP)
- Mid-Level Support Professional (PMS)
- Mid-Level Operational Professional (PMO)
- Higher Level Professional (PS)

It is noted that the workforce is concentrated in mid-level or fundamental level positions, with about 84 of the professionals allocated in these broad job positions.

Concentração de empregados por cargo amplo
16%
36%
20%
28%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior

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Concentration of employees by broad job position
Fundamental Level Professional
Mid-Level Operational Professional
Mid-Level Support Professional
Higher Level Professional

3.3.2. Employees with disabilities (PCD)

The Quotas Law (Law No. 8213 of July 1991) makes it compulsory to fill between 2 and 5 of the positions on the work force with rehabilitated or disabled professionals.

At present 0.12 of Amazônia Energia's employees are classified in the PCD category, not meeting the minimum quota required by the legislation which, in the case of companies with over 1,000 employees, determines that 5 of the workforce should be made up of disabled people. This can lead to labor claims.

Cota de PCDs
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
5%
0,12%
Cota Atual
Meta

PCDs quota
Current quota
Target

3.3.3. Assessment of education level by broad job position

Cross-referencing the education level information and the broad job position information, we observe that among the active employees there are professionals with an education level below and above the level demanded by the broad job position.

Among the mid-level professionals (operational and support), 25 have at least a bachelor's degree. Likewise, there are professionals allocated to fundamental level positions who have completed high school education (33.6), higher education (2.5) and who even have a graduate degree (0.2).

This point can be viewed from two angles: this situation can lead to low motivation and, consequently, a drop in productivity and an increase in indicators such as absenteeism and the churn rate. On the other hand, there is an opportunity to make better use of these employees who could perform more qualified functions.

Those professionals, who have a lower education level than that required by their position, are part of the employees who joined the company without having to take a public exam, prior to 1988: they are employed in fundamental level positions without having completed elementary education (3), are employed in mid-level positions having only completed elementary education (6).

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Cargo X Escolaridade
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0,2%
2,5%
33,6%
61,2%
2,6%
0,8%
17,9%
77,3%
4,0%
2,9%
27,8%
61,2%
7,8%
1,9%
12,6%
85,1%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior
Fundamental incompleto
Fundamental completo
Ensino Médio completo
Superio completo
Pós graduação
Mestrado

Job position versus Education Level
Fundamental Level Professionals
Mid-Level Operational Professionals
Mid-Level Support Professionals
Higher Level Professionals

Incomplete elementary education
Complete elementary education
Complete high school
Complete higher education
Complete graduate degree
Master's Degree

3.3.4. Length of Service

On average Amazonas Energia's employees have been with the company for 18 years. This indicator is above the Electric Energy Panel, where the average length of service is one of 13 years.

Approximately 43 of employees have been with the company for more than 20 years. The amount of knowledge accumulated by these professionals is extremely valuable to the company. On the other hand, they are probably the employees with the highest compensation, due to the benefits accumulated over time.

Despite the fact that a public exam was held in 2014, with the possibility of those who were approved being called up until 2016, there is a low percentage of employees who have been with the company for no more than three years (8). Ensuring that knowledge is transfer from those employees who have been with the company for the longest period to the younger employees is a critical success factor.

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Efetivo por tempo de serviço
50%
40%
30%
20%
10%
0%
8%
0%
1%
26%
22%
43%
Menos de 1 ano
1 a 3 anos
3 a 5 anos
5 a 10 anos
10 a 20 anos
Acima de 20 anos

Comparativo Painel Energia

Tempo de serviço médio
13 anos

Permanent employees by length of service
Less than 1 year
Between 1 and 3 years
Between 3 and 5 years
Between 5 and 10 years
Between 10 and 20 years
More than 20 years
Energy Panel Comparison
Average length of service - 13 years

3.3.5. Churn Rate

The personnel churn rate or turnover indicator takes into account the admission and termination figures for the period considered, in addition to total headcount.

The average churn rate of the electrical energy power market is 7 . Please note that Amazonas Energia has had churn rates lower than the market average over the last 5 years (approximately 2).

In recent years, the churn rate has been influenced by two factors:

- Voluntary Termination Incentive Plan (PID), in 2013 and 2014;
- Hiring of staff to meet the in-sourcing target for some positions in 2015.

In the year 2013, the churn rate was influenced by the voluntary termination program, which resulted in 134 employees leaving the company. The last public exam was held in 2013 and its validity has been extended until 2016. In 2015, 121 persons approved were called, in compliance with the Insourcing Project.

We note, therefore, a small number of employees leaving the company over the last 5 years, which reduces termination costs and shows quality in the people management process. Although it implies admission and termination costs, an adequate churn rate within companies ensures that renewal of the workforce, maintaining productivity and motivation levels.

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Rotatividade
160
140
120
100
80
60
40
20
0
2016
2015
2014
2013
2012
0,4%
3,5%
0,9%
3,5%
0,7%
2
12
132
26
5
33
150
31
Nº admissões no ano
Nº desligamentos no ano
Turnover

Comparativo
Painel Energia
Rotatividade média
7,00 %

Legend:
Energy Panel Comparison
Average churn rate - 7.00

Churn Rate
No. of admissions in the year
No. of terminations in the year
Turnover

3.3.6. Absenteeism

The absenteeism rate takes into account the employee's absence due to arriving late or unjustified absences and is presented as a percentage of the potential working hours that were not actually fulfilled.

In Amazonas Energia, the average absenteeism rate of the last years analyzed was one of around 1,05 , which is a positive index for the nature of the company's work. When we compare this percentage with that of other companies in the Electricity sector, we find that, at present, it is lower than the market average.

Amazonas Energia's Absenteeism Rate (in percent)			
2016	2015	2014	2013
0.26	1.39	1.29	1.40

Comparativo
Painel Energia
Absenteísmo médio
2,51 %

Energy Panel Comparison
Average absenteeism rate - 2.51

3.3.7. Employees On Leave

The employees on leave indicator shows the percentage of employees who are on leave in relation to the total number of permanent employees.

Over the last 5 years, Amazonas Energia has shown an average 3 of its permanent employees on leave (taking into account all of the reasons). The absolute percentage may be regarded as a low one, but, on average, it represents 58 workers less in the workforce of active employees over the period of one year. The index is kin line with the average of the general market (3.38).

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2016	2015	2014	2013	2012
Rate of employees who are on leave by comparison with the total number of permanent employees (in percentage)	4	3	3	3	2

Amazonas Energia's number of employees who are on leave is strongly affected by "non-work related diseases", which lead the causes for the employees being on leave (72% of the cases).

Reasons for employees being on leave	Number of employees on leave				
	2016	2015	2014	2013	2013 (sic)
Typical Work-related accident	2	3	2	1	0
Retirement due to disability*	4	4	0	3	4
Non-work related illnesses	43	47	40	48	31
Maternity leave	10	11	11	11	10
Unpaid leave	2	2	0	0	0
Total number of employees on leave	**61**	**67**	**53**	**63**	**45**

* Retired employees who continue to have an employment relationship with the Distribution by court decision.

If we only take into account the figures regarding employees who are on leave due to illness and accidents, excluding those related to maternity leave and unpaid leave, and comparing them with the average figures regarding employees on leave in the market, we can see that Amazonas Energia's rate is below the average observed in the general market (average of 2.25 over the last 5 years).

Rate of employees on leave due to illness and accident compared to the total number of employees (in percent)				
2016	2015	2014	2013	2012
2.87	2.42	2.00	2.44	1.54

Comparativo Mercado Geral
Afastamento por doença ou acidente
3,38%

Legend:
General Market Comparison
Employees on leave due to illness or accident 3.38

Although the Distribution company has health and safety policies at work, there are opportunities for more effective actions, in an attempt to reduce this rate, since they have a direct impact on payroll costs and on the health of the work environment.

3.3.8. Overtime

The overtime rate per capita of the last year analyzed was one of approximately 73.08 hours per year, which represents approximately 124 thousand hours of overtime worked in the year 2016. These numbers produce a relevant impact on the payroll, considering absolute numbers.

The category's collective agreement provides for the payment of overtime worked in accordance with the current legislation. We have not adopted a compensatory time off scheme approved by the union.

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Over the last four years, the average percentage of overtime, which takes into account the number of hours of overtime worked in relation to the potential number of overtime hours, in the four years analyzed was 4.25 . It should be noted that this index is below that which is observed in the general market (5.3) and has presented reduction throughout the years.

Overtime (in percent)				
2016	2015	2014	2013	2012
2.9	3,7	3.9	6.5	2,3

Comparativo Mercado Geral

Horas extras
5,3 %

Legend:
General Market Comparison
Overtime - 5.3

3.3.9. Tenure

At present, the Distribution company has 70 employees who have Tenure as a result of reasons provided by legislation or established by a collective agreement:

- Members of CIPA (Internal Accident Prevention Committee) (takes into account the 2015/16 and 2016/17 administration): 56 employees;
- Union leaders: 10 employees;
- On leave due to occupational accident: 4 employees.

3.4. Development of the workforce

3.4.1. Performance assessment

Amazonas Energia annually carries out a performance assessment of its employees. The evaluation process involves the Assessment of Competences and Assessment of Targets. The first of these consists of the Individual Assessment of skills and is made by the manager with the employee who is under his/her command. The second of these refers to the Corporate Target result, stipulated by the CMDE (Corporate Performance Targets Agreement) and the Team Targets monitored by means of the Visible Management program. Skills and targets are evaluated by means of the following concepts:

Skills	Targets
AE - Above expected	S - Exceeds
A – Meets	A - Meets
AP - Partially meets	AP -Partially meets
NA - Does not meet	NA - Does not meet

The result is given by combining the results of the skills assessment and the targets assessment and is expressed as a number ranging from 1 to 16. This figure reveals the employee's position in a 16-quadrant matrix, as follows.

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Results Matrix

NA
AP
A
S
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
AE
A
AP
NA
Competências
Resultados

Legend:
Skills
Results

Source: Eletrobras System's Performance Management System

Depending on their position, employees receive appropriate training actions and is eligible for promotion or salary increase due to merit.

Employees who are on leave during the assessment cycle, employees in commissioned positions, board members and executive officers do not participate in this performance assessment model, therefore, in the 2016 cycle just 1,519 employees participated.

Analyzing the results of the assessments, it can be noted that the majority of the employees is assessed with respect to skills and targets as "Meets" (58 and 63%, respectively). These employees are positioned in quadrant 7. We note that more than 30 of the employees are assessed as above expected in both requirements.

Result of the assessment			
Skills		**Targets**	
AE – Above expected	31	S - Exceeds	35
A – Meets	58	A - Meets	63
AP – Partially meets	10	AP – Partially meets	2
NA – Does not meet	1	NA – Does not meet	-

Good market practices indicate that, on average, 70 of the employees assessed receive a "Meets" assessment and the rest are distributed between "Does not meet", "Partially meets" and "Exceeds" (with the latter group generally being restricted to 5% of those assessed).

3.4.2. Hours of training

In 2016, Amazonas Energia registered a total of 51,947 hours of training, which represents an approximate per capita investment of 31h/year (approximately 4 days) set aside for training courses at a cost of R$1,213,457.10 (R$ 712.96) per capita.

In 2015, the company invested R$2.2 million in the education of its employees, performing 486 educational actions, which totaled 66,346 hours of training.

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It is possible to increase this number of hours, upon construction of a training and development plan per area and office, aiming at a better qualification of the workforce and professional encouragement.

Investimento em treinamentos per capita
30,52
horas
R$ 712,96
R$ 0,00
Horas
Valor
Investimento

Legend:
Investment in training per capita
30.52 hours
Hours
Investment
Amount

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3.5. Leadership profile

Of the 1,710 employees, leadership accounts for 11 of the total number of employees. Employees who perform the following functions are regarded as leaders:

- Executive Officer;
- Area Manager;
- Manager;
- Location Leader.

Concentração de empregados por função
11%
89%
Liderança
Administrativo e Operacional

Legend:
Concentration of employees by function
Leadership
Administrative and Operational

The breadth of command demonstrates, on average, how many employees there are under the responsibility of each leadership. The average breadth of command at Amazonas Energia, taking into account the number of employees at leadership levels and in administrative and operational positions, is one of 9 employees per leader.

Comparative analysis with figures from other companies in the electricity sector shows that in the market, on average the practice is one of 13 employees per leader, within the parameters considered ideal for ensuring good reporting and control dynamics.

The adequacy of the breadth of command may contribute to the optimization of the organizational structure, generating productivity, improving the flow of processes and information and contributing to the streamlining of the work.

Breadth of command Amazonas (2016)
9

Comparativo Painel Energia
Amplitude de comando
13

Legend:
Energy Panel Comparison
Breadth of Command – 13

3.6. Leadership by position

The leadership is centered on higher level (32) and mid-level positions (33), but we observed employees in leadership positions who have a mid-level operational level (21) and a fundamental level (14).

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Concentration of leadership by position

14%
21%
33%
32%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior

Legend:

Fundamental Level Professionals
Mid-Level Operational Professionals
Mid-Level Support Professionals
Higher Level Professionals

The leadership is composed of 179 employees spread across the following positions:

Categories	Number
Operation Officer	01
Manager	28
Area Manager	75
Location Leader	75

3.7. Education level of the leadership

Approximately 50 of the leadership has completed higher education, with 6 having graduate degrees, despite the fact that not all of them are all in high-level broad job positions. Therefore, it can be deduced that there is a greater qualification of the company's leadership, with the possibility of re-adjusting the company with a new personnel plan. There is an opportunity for improvement in the leadership qualification, with incentive to undergraduate degrees in courses related to the area of work.

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Grau de escolaridade da liderança
Mestrado
1%
Pós graduação
6%
Superio completo
44%
Ensino Médio completo
40%
Fundamental completo
10%

Legend:

Education level of the leadership

Complete graduate degree
Complete higher education
Complete high school

3.8. Length of service of the leadership

More than half of the leadership positions (61) are held by employees who have been working for over 10 years for the company, which may indicate professionals with good experience and knowledge of the company's processes. This may bring a more conservative environment to the company, but it also adds qualification and experience.

Liderança por tempo de serviço
40%
35%
30%
25%
20%
15%
10%
5%
0%
6%
34%
29%
26%
6%
1 a 5 anos
6 a 10 anos
11 a 20 anos
21 a 30 anos
> 30 anos

Legend:
Leadership by length of service
Between 1 and 5 years
Between 6 and 10 years
Between 11 and 20 years
Between 21 and 30 years
More than 30 years

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4. Staff costs

The analysis of Amazonas Energia’s staff costs was based on the payroll reports for

December 2016.

     In the documents and reports provided by the Distribution company, the following types of employment relationships included on the payroll, in other words, receiving some kind of compensation, were identified.

	Category	Number
ACTIVE	EMPLOYEE	1,701
	COMMISSIONED POSITION	1
OTHERS	assigner	23
	REQUIRED	0
	YOUNG APPRENTICES	64
	INTERNS	102
	Total	1,868

     The figures and analyses shown below take into account the 1,702 active employees and also the 23 assigned employees, totaling 1,725 employees.

     Amazonas Energia has 8 requisitioned employees who are not included in the payroll, and who are directly paid by the company of origin. The data relating to the cost of personal, presented below, do not consider these employees.

4.1.Compensation structure

Amazonas Energia’s compensation structure is made up of the following items:

· Fixed compensation:

     Salary established in accordance with the Staffing and Functions Plan, according to· positions and complexity. The current salary table can be found in item 1.1, Part II;· Compensation received for vacations, maternity wages and sick pay; Fees paid to employees who exercise the function of Executive Officers or members of the· Board of Directors and who do not receive a salary; Incorporated bonus, in other words, bonuses that were incorporated into the salary and· which the employee does not stop receiving; Additional amounts for length of service incorporated into the salary, paid according to the specific term contained in the Distribution company’s collective agreement.

Variable compensation

     This takes into account the payment of Profit Sharing. The rules for this payment are described in item 2, Part II.

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Benefits:

Benefits currently effective are defined in a collective bargaining agreement and include the following items:

Support for Health and Well-being	Support for Education	Family Support
Reimbursement for medications used on a continuous basis	School materials allowance	Funeral Allowance
Reimbursement for medications	Educational allowance	Reimbursement for babysitters
Reimbursement for gym	Reimbursement for undergraduate degree studies	Day Care Center allowance
Medical-hospital treatment	Reimbursement for graduate degree studies	Allowance for children with learning disabilities/handicapped children
Meal ticket
Life insurance
Reimbursement for spectacles
Gym allowance

     The rules established for payment of the above benefits are specified in section 6 of this report.

Additional Pay:

· Allowance for health hazard;· Risk premium;· Allowance for hardship;· Allowance for night work;

· Allowance for position entitled to a bonus;

· Special bonus for the executive board/board of directors;

Other items (representing one-off payments):

· Overtime;·· On call;

     Allowance for relocation;· Per diem.

4.2. Cost with active employees

     Total personnel cost for the month of December 2016, taking into account active employees, is R$26,705,492.26. The costs of the 13th salary paid in December, which amounted to R$15,929,103.60. This calculation does not take into account charges or discounts:

Dec/2016
Total personnel cost (R$)*	R$26,705,492.26
* Considers gross compensation, without deductions and charges.

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Analyzing the cost structure, we can see that fixed compensation accounts for 48 and variable compensation accounts for 18 , benefits account for 18 , additional amounts paid account for 13 and other items account for 3 .

Breakdown of personnel cost

100
0
48
18
18
13
3
Outras rúbricas
Adicionais
Benefícios
Remuneração variável
Remuneração

Legend:

Other items
Additional amounts paid
Benefits
Variable compensation
Fixed compensation

Total Personnel Cost

Type of Compensation	Total	Per capita
Fixed compensation	R$12,845,956.83	R$7,446.93
Variable compensation	R$4,790,193.44	R$2,776.92
Benefits	R$4,788,735.31	R$2,776.08
Additional amounts paid	R$3,390,040.70	R$1,956.24
Other items	R$890,565.98	R$516.27
Total	**R$26,705,492.26**	**R$15,481.44**

Note that from among the additional amounts, the most representative item is the risk premium, which corresponds to 63 of the Additional Amounts Paid.

	Dec/2016
Amounts paid for risk premium	R$2,132,255.04

When we divide the total personnel cost by the number of active employees, we arrive at the cost per capita.

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Comparing to the energy panel (which takes into account the above items, except for the variable remuneration), the distribution company's total cost of personnel per capita is aligned line with the electrical energy market.

Total per capita personnel cost (excluding variable compensation)
R$12,704.52

Comparativo Painel Energia
Custo total de pessoal per capita mensal (R$)
R$ 12.992,83

Legend:
Energy Panel Comparison
Total monthly per capita personnel cost (R$)
R$12,992.83

4.3. Interns and apprentices

In addition to the employees, the payroll also includes interns and apprentices.

Employment Relationship	Number	Costs
Apprentices	64	R$62,257.00
Interns	102	R$69,786.36

The internship program includes higher education and high-school students in several areas of the company. The contract management is carried out by CIEE – Centro de Integração Empresa Escola (Company-School Integration Center).

The value of the scholarship for interns with higher education is R$525.00 and for interns with high-school education is R$293.00. The workload is 20 hours a week. All of them are entitled to a R$6.00 transportation voucher and monthly meal ticket.

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5. Collective Bargaining Agreements

     The Collective Bargaining Agreement is national and covers 100% of the employees, and its clauses cover all six Distribution companies analyzed. In addition to this instrument, the company also has a Specific Profit Sharing Agreement. Over the years the definitions established in previous years have been maintained.

Document	Coverage
Collective bargaining agreement 2016 - 2018	Its clauses cover all the Distribution companies.
Nationwide undertaking
Specific collective bargaining agreement 2016 -2018
Specific undertaking
Specific clauses in the Collective Bargaining	Specific clauses for Amazonas Energia.
Agreement by distribution company
Specific undertaking

5.1.Salary adjustment

     With regard to the salary increase, under the current agreement the adjustment was 9.28%. It is usual to establish a 5% advance on the category’s base date (May), with the difference between the advance and the percentage increase granted under the agreement being paid retroactively.

Collective Bargaining Agreement	Salary readjustment percentages
2012-2013	6.60%
2013-2015	7.90%
2015-2016	8.18%
2016-2018	9.28%

5.2. Benefits

     The collective bargaining agreement establishes the benefits that the Distribution companies’ employees are entitled to. The full list can be found in Part II, item 3. The face value of benefits is generally adjusted by percentages aligned with the percentage defined for the salary increase.

5.3. Payment of other additional amounts

     In addition to the benefits, the collective bargaining agreement and its specific terms provide for the payment of additional amounts. The main elements are shown below.

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Clause	Description of the agreement
Allowance for hardship	Payment of 7.5% on top of base salary, plus Additional Pay for length of service, for employees who work on continuous rotating shifts.
Allowance for health hazard	Calculation basis will be the lowest salary in Eletrobras’ salary matrix. It is restricted to percentages of 40%, 20% and 10%, according to the level of unhealthiness classified as maximum, average and minimum levels.
Allowance for night work	Payment of additional amounts for the employees’ extended hours, provided that the working hours occur entirely during the nighttime period.
Risk premium	Indicates adoption of the payment criteria established under Law 12740/2012 for employees who joined the company prior to 12/08/2012.
Overtime	Calculated in accordance with applications of the percentages established in the applicable legislation.
Remuneration for substitution	Amount granted non-cumulatively to the bonus payment for the formal substitute of the holder of a remunerated leadership function for any period greater than 10 days, of the sum in force in the month of payment.
13th salary	Advance of 50% may be requested at the time that the employee takes an annual vacation and should be received jointly with the payment of vacation pay.
Additional pay for length of service (ATS)	An additional amount will be paid to employees for each year of uninterrupted service with the company.
Electrician / driver remuneration (GEM)	Remunerations as driver for those electricians who habitually perform the functions of Electrician/Driver.
On call	1/3 of the normal hourly rate for employees when they are on call as established under the applicable legislation.
Vacation pay	Payment of vacation remuneration of 75%.

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6. Outsourcing

     Historically, the Distribution companies have been in the practice of making use of outsourced labor to perform certain functions. This outsourcing is contracted and managed by the contracting area, which is the contract manager. In this way, there is no creation of any employment relationship with the outsourced professionals.

     In 2013, there were judicial decisions to replace the outsourced labor force (judicial decisions and judgments 2132/2010 – Federal Court of Accounts – Plenary Session and 2303/2012 – Federal Court of Accounts – Plenary) per own personnel.

Amazonas has created a project to in-source this workforce.

     The services that are the subject of this change are those of a continuous nature, directly related to the company’s core activity and whose functions are included in the Career and

Compensation Plan (PCR), and the deadline established was May 19, 2017. The duties linked to the activities considered to be insourced are:

· Mid-Level Support Professional (PMS) o Electrician· o Administrative Support

Mid-Level Operational Professional (PMO) o Electric technician o Electronics technician o Occupational Safety technician

· Higher-Level Operational Professional (PS) o Electrical Engineer o Occupational Safety Engineer o Labor Physician

     According to the Insourcing Project, the proposal for Amazonas Energia is that from a total of 1,427 outsourced employees, 936 employees be insourced.

     In compliance with the Insourcing Project, in 2015 121 new employees were hired, approved in a public exam, to replace outsourced labor.

     At present Amazonas Energia has 2,827 outsourced professionals, it being understood that 52% are electricians (29%), plant operators (13%) and meter readers (10%).

     It is important to stress that Law 13249/2017 which regulates outsourcing in companies is being discussed and has not yet been ratified, as a result of which the performance of core activities by outsourced professionals may represent a labor exposure and the need for in-sourcing should be considered.

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In addition to specific clauses on health and safety defined in the collective bargaining agreement, Amazonas Energia has policies and standards aimed at preserving the health and safety of its employees. The main aspects related to this issue are shown below.

Amazonas Energia adheres to the health and safety policies and procedures established by the Eletrobras System, which are an integral part of the PPRA and PCMSO.

7.2. Analysis of the PCMSO

According to data informed by the Distribution company, the Occupational Health Medical Control Program (PCMSO) in effect dates 2015, and the document wasn't reviewed in 2016. The document presented was drafted in December 2015.

The document covers both the employees in the state capital as well as those in the state's interior and classifies the Distribution company's activity as being grade 3 risk. The main aspects analyzed in the document are shown below:

Aspects analyzed	Classification
Clear objectives	✓
Degree of risk	✓
Describes actions for the promotion of health	✓
Describes tests to be carried out	✓
Recognition of environmental risks	✓
Procedures in case of accidents	✓
Responsibilities	✓
Contains descriptions of positions and functions	✓
Has performance indicators	✓
Schedule of actions	✓
Forecast disclosure of the results	✓

Caption: ✓ presented evidence ○ insufficient information ✖ did not present

7.3. Analysis of the PPRA

Amazonas Energia has submitted a valid document for the preparation and implementation of an Environmental Risk Prevention Program (PPRA), which was prepared in January 2016.

The Distribution company has a single PPRA that covers all the Units.

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Aspects analyzed	Classification
Clear objectives	✓
Roles and responsibilities	✓
Has performance indicators/targets	✓
Schedule of actions	✓
Forecast disclosure of the results	✓
Description of risk recognition, monitoring and control	✓
Describes physical, chemical, biological, ergonomic and accident risks	✓
Assesses chemical risks	✓
Assesses biological risks	✓
Assesses ergonomic risks	✓
Assesses accident risks	✓
Assesses environmental risks from noise	✓
Assesses environmental risks from lighting	✓
Contains descriptions of positions and functions	✓
Describes the PPEs used	✓
Describes prevention methods	✓

Caption: ✓ presented evidence ○ insufficient information ✖ did not present

7.4. Verification of occupational medical tests

Amazonas Energia showed evidence that its medical examinations are conducted.

Aspects analyzed	Classification
Periodical medical exams – annually*	✓
Pre-admission medical examination*	✓
Medical examination on termination*	✓

Caption: ✓ presented evidence ○ insufficient information ✖ did not present

7.5. Internal Commission for Accident Prevention (CIPA)

Amazonas Energia has an active CIPA. As established in NR-5, 8 employees were elected, for the 2016/2017 administration. They have employment stability as per the legislation.

According to the documents provided, the CIPA holds meetings on a regular basis and there are minutes that record its decisions.

The survey of the total number of accidents at work (which includes accidents suffered by employees on their way to and from work) in the last five years shows that this indicator is constant in Amazonas Energia.

The Distribution company has evidence that it is in compliance with the requirement to register a CAT (Communication of accident at work) when accidents occur in the work place.

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Number of accidents Amazonas	2016	2015	2014	2013	2012
With lost time	5	6	7	3	14
Without lost time	1	0	0	0	2
Occupational Health		1			
Journey to and from work	1	4	2	3	1
Fatal				1	0
Total number of accidents	**7**	**11**	**9**	**7**	**17**

Amazonas Energia's accident rates (an average of 2.35 in the last 5 years) are better by comparison with the indices observed in the electrical energy market (6.13).

Accident rate				
2016	2015	2014	2013	2012
1.62	2.60	2.03	1.58	3.91

Comparativo Painel Energia
Taxa de acidentes
6,13

Legend:
Energy Panel Comparison
Accident Rate - 6.13

The Distribution company also furnished the accident rates involving outsourced service provider companies.

Number of accidents involving Third Parties	2016	2015	2014	2013	2012
Total number of accidents	9	14	23	43	52

7.7. Verification of Delivery of PPE

Amazonas Energia has provided evidence that it controls the delivery of PPE to those employees who require this type of equipment and who perform the following functions:

- Manager
- Stockman
- Laboratory analyst
- Executive Board assistant
- Management assistant
- Audit assistant
- General services assistant
- Technical assistant
- Grid electrician
- Electrician/driver
- Living-line electrician
- Civil Engineer
- Electrical engineer
- Mechanical engineer
- Occupational safety engineer;
- Operational engineer
- Executive manager
- Meter Reader
- Sailor
- Mechanical
- Driver
- Substation operator
- Plant operator
- Welder
- Electrical maintenance technician
- Higher-level technician
- Occupational safety technician
- Operational technician

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7.8. Activity of Occupational Safety Technician

     Amazonas Energia has eleven (11) employees who operate as Occupational Safety Technicians.

7.9. Compulsory training courses

     The health and safety training courses that are compulsory depend on the activities that are carried out by the employees, which can expose them to different risk situations. According to their activities, Amazonas Energia offers its employees the following training courses: Regulatory Standard 10 (NR10), Regulatory Standard 35 (NR35). As mentioned the training courses· must be taken every two years.

     NR10 - Training course taken by employees who carry out activities related to the· electrical system; NR35 - Training course taken by employees who carry out activities at heights; In 2016, 571 employees participated in these trainings.

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II. PART II

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1. Staffing and Compensation Plan (PCR)

The Eletrobras system adopts a single Integrated People Management Plan, which includes unified Staffing, Career and Salary Plans. In this way, all of the System's Distribution companies follow the same STaffing and Compensation Plan (PCR), which is based on four dimensions:

Carreira
Cargo
Gestão de Pessoas
Remuneração
Desempenho

Legend:
People Management
Career
Compensation
Position
Performance

The main strategic guidelines established in the PCR are as follows:

- Career and Compensation Plan based on skills and results.
- Grouping of skills by means of focuses of professional activity and associated processes.
- Adoption of the broad concept of job positions based on education levels.
- Adoption of a job position structure made up of up to 4 (four) levels of complexity.
- Standardized salary structure for all the Eletrobras System's companies.
- Assessment of performance focused on skills and results.
- Standardized career advancement criteria.

The main aspects of the Plan are described below:
The Focuses of Professional Activity reflect the nature of work done in the Organization, but are not dependent upon organizational structures or organizational charts. They are made up of interdependent macro-processes of the same type, which generate added value for clients and/or shareholders. They are:

- Generation
- Transmission
- Distribution
- Business support
- Research and Innovation
- Integrated Management
- Investment Management and federal programs

The PCR defines five broad job positions that are spread across the I, II, III and IV complexity levels. These complexity levels differ in terms of autonomy, scope of action/responsibility, problem solving and the application of knowledge:

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Broad job position	Levels of complexity
Fundamental Level Professional (PF)	I, II
Mid-Level Support Professional (PMS)	I, II, III and IV
Mid-Level Operational Professional (PMO)	I, II, III and IV
Higher Level Professional (OS)	I, II, III and IV
Professional Researcher (PP)	I, II, III and IV

     The broad job positions are separated into different occupations with the aim of providing professionals with the flexibility to assume different roles in the Organization and, in this way, to enable greater alignment between the professional’s activity and the expectations and needs of each person and the Organization, respecting the specific requirements of each education level.

     Each position defines specific duties, skills and educational requirements, taking into account the characteristics of the organizational processes and the professional regulations.

1.1. Remuneration structure

     Each of the five broad job positions defined in the Eletrobras System’s Career and Compensation Plan has its own pay scale. The pay scale consists of “bands” that are divided into steps: Bands: Reflect each of the levels of complexity defined for the positions.

Steps: The number of steps per band varies due to the wage spread defined - guided by internal and external market information - and compliance with the methodology governing requirements for accessing the complexity levels of each job position.

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1.2. Rules of movement:

Employees can move horizontally (advancing in the steps) or vertically (advancing in the bands).

Horizontal progression: This is the salary development of employees within the same level of complexity in which they are classified. This movement is dependent upon the result of the Performance Evaluation and budget availability.

Horizontal progression can be between 1 (one) and 3 (three) wage steps.

Vertical progression: This is where employees move up to the level of complexity that is immediately above the one in which they are currently classified. Vertical progression may occur during the 12 (twelve) months following the Performance Evaluation, depending upon the defined access requirements for promotion, budget availability and a vacancy for this purpose.

The employee will be guaranteed at least 1 (one) and at most 4 (four) steps of salary progression.

Promotion due to length of service: This is an automatic rise that corresponds to an increase of half a salary level (step). The rise in the level will correspond to a lateral movement (from column A to column B) or a diagonal one (from column B to column A) on the pay scale and will take place once the employee has been at the same salary (step) level for 24 months, if he/she has not advanced due to other criteria.

After the employee has spent 24 months in the last step, column B, of the complexity level to which he/she belongs, the employee will be entitled to a diagonal level advance. Movements in the level will only occur in the following cases:

- From Level I to Level II;
- From Level II to Level III.

An illustration of moving within the pay scales of the positions, to be carried out in accordance with the criteria for professional career advancement:

Níveis de Complexidade /
Agregação de Valor
IV
III
II
I
Progressão vertical
Progressão horizontal

Legend:
Levels of Complexity/
Adding Value

Vertical Progression
Horizontal Progression

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1.3. Access requirements

Each level of complexity of the broad job positions has specific access requirements.

Level of Complexity	Access requirement
I	Access via public exam, without any need for experience.
II	Amount of time spent at the previous level of complexity; Result of the performance assessments of the last 3 years.
III	Amount of time spent at the previous level of complexity; Result of the performance assessments of the last 3 years; Approval from the Executive Board; Existence of a vacancy.
IV

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2. Variable compensation

     The Eletrobras system includes a profit sharing (PLR) policy for the company’s employees. The maximum amount to be distributed is up to two months’ salary of the year in question, by each company that uses the system.

This profit sharing payment is carried out in accordance with the fulfillment of two steps.

Step	Targets	Impact on the sum to be distributed
STEP 1	Holding company’s net profit target	25%
PROFITABILITY	EBITDA target by company	25%
STEP 2 OPERATIONAL TARGETS	Corporate Targets Performance Contract: -Availability and Generation; -Availability of transmission lines; -Variable Portion Discounted in transmission; -Points achieved on the Bovespa ISE.	50%

     Achievement of the targets can be proportional, and there are specific criteria for each one. Once all the targets linked to the payment of the PLR payment have been achieved, this will be paid 50% in a linear way and 50% in proportion to each employee’s compensation.

     As long as they have been with the company since January 1 of the year related to the PLR, permanent employees will be entitled to it, as will those employees transferred from or to other companies, provided they do not receive PLR from their original/assignee companies. If any of the above mentioned employees have interrupted their employment agreement, during the course of the reference year, they will not receive PLR. If they work only part of the time, over the course of the year, due to the date of joining, retirement, dismissal without due cause, termination or leave, they will receive PLR proportionally.

     In order for an employee to be entitled to receive PLR, the hours worked by the employee vis-à-vis the total hours required for their position, discounting vacations, maternity leave and leave on account of occupational illness or accidents at work should be equal to or greater than 95%.

Note 1: The tables with the fulfillment levels of the holding company’s net profit targets,

EBITDA by company and operational targets are listed in the PLR normative documents.

     Note 2: There are points in relation to which there are still differences between the companies and the unions, to be settled at a later date.

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3. Benefits

     As reported in section 4, Part I, Personnel Costs, the distribution company provides its employees with a series of benefits, part of which are established in the collective bargaining agreement and part of which are offered at the company’s discretion.

     No practices which are widely adopted by the market were identified, such as differentiated benefits for management positions.

     The benefits defined in the collective bargaining agreement, whether in the nationwide agreement, in the nationwide deed of undertaking, in the Distribution companies’ specific deed of undertaking or in the distribution company’s specific deed of undertaking are shown in the table below:

Benefit	Present value
Food Allowance/Meal Voucher	Between 13 and 16 voucher booklets/year each containing 29 vouchers with a face value of R$37.82.
Snack Voucher	Those employees who are subject to shift schedules are given a unit value equal to 50% of the meal voucher.
Food/meal allowance during overtime	Granted to the employees, whenever they are called to work on Saturdays, Sundays and holidays.
Educational Allowance	Reimbursement of up to R$449.29/month per
dependent, for dependents up to 17 years of age, not
cumulative with day-care center allowance, depending on
the school term (basic education, high school and/or
technical college).
Reimbursement of expenses for uniforms and school
supplies for recipients of full scholarships.
NB: limited to two monthly payments
Allowance for those with a PCD
dependent (who has a disability)	Reimbursement of proven expenses for PCD dependents up to a limit of R$843.65.
Day-care center/kindergarten/babysitter allowance	Reimbursement of R$599.05/month per dependent, for dependents aged between 6 months and 6 years. NB: limited to two monthly payments.
Reimbursement of school materials	Up to a limit of two monthly payments of the educational allowance or of the day-care center allowance.
Cost allowance for university students	Partial reimbursement of expenses for higher education
for those employees who do not yet have a degree or for
courses whose areas of knowledge are considered to be of
interest to the company. Refund of 90% of the value of
the monthly fee limited to the sum of R$1,133.83.
Healthcare and dental plan:	Amazonas Energia has a costing, assistance and benefits
plan which it manages itself:
Health Protection and Recovery Plan (PPRS), which
includes the use of medical and healthcare services under
the Accredited Network, Free Choice and Reciprocal
Agreement modalities, by the beneficiaries and their
dependents.

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The following are regarded as dependents: children,
stepchildren, spouse, companion and parents, under the
conditions set out in the specific rule.
The·plan Corrective offers comprehensive and/or orthopedic coverage, devices; including:
· Reimbursement of expenses for drugs (only those
· Hospital used on a Care, continuous Surgical basis); and Obstetric procedures;
· Psychotherapeutic Treatment and Speech
· Treatment Therapy; by means of Global Postural
· Treatment Reeducation outside - RPG; the home.
the distribution company has a table with the values of
each procedure. The payment is made by the company,
which discounts the employee’s co-participation.
In 2016, the Self-Management Health Plan (PPRS)
provided coverage to 7,406 beneficiaries, including
benefit-holders and dependents, with a cost of
R$45,249,801.80.
Funeral Allowance	Reimbursement of funeral expenses up to a limit of R$4,921.28, or R$9,842.57 as a result of death due to an accident at work.
Incentive for physical activity	Reimbursement of expenses for physical activity up to a fixed limit of R$94,58.
Transport allowance	Granted to employees, apprentices and interns, in accordance with the law.
Medical-hospital treatment	The Distribution company pays any medical and hospital treatment expenses which are not covered by the health plan for victims of accidents at work and work-related illness.
Medication for those who have suffered accidents	The Distribution company pays 100% of the value of medicines for victims of accidents at work.
Sick pay/work accident assistance	A compensation supplement, which includes the
thirteenth salary, of the amount corresponding to the
difference between the monthly compensation and the
benefit received from social security by way of sick
pay/accident assistance.
Health treatment outside the State	Advance payment of 2 months’ worth of gross wages to employees who need treatment outside the State (up to a maximum of 30% of the employee’s compensation limited to 10 installments).
Air fares	Provision of air fares for treatment of illness outside the home for employees in the State’s interior.
Life insurance	Group life insurance for permanent employees, apprentices, interns, board members and executive officer, with specified values.
Time off for victims of domestic violence	Paid leave for the employee for a period of between 3 and 5 days.

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Time off for medical	Medical observation of family members or dependents of
observation	the health plan: for a period of between 1 and 30 days on
production of a doctor’s certificate or a medical report.
Time off for death of stepfather	Leave granted for a period of up to 5 days.
or stepmother

Hours of transportation to and	It will pay the hours of transportation, as set forth in the
from work	law and internal rules, upon analysis of each case.

Life or disability insurance	It will maintain the inclusion in the existing group life
insurance, coverage for death or permanent disability,
originated from disease, keeping the indemnity coverages
updated.
Reimbursement for spectacles	Reimbursement of expenses for spectacles (lenses and
and contact lenses	frames) or contact lenses for active employees, within the
established limits:
Frame - reimbursement of up to R$110.52;
Monofocal lenses - reimbursement of up to R$95.49;
Multifocal lenses - reimbursement of R$181.25;
Contact lenses - reimbursement of up to R$149.21.

Other incentives offered:

Private Pension Plan - Amazonas Energia uses PREVINORTE to offer its employees a

Defined Contribution (CD) Supplementary Pension Plan. The employees’ monthly contributions, together with the company’s participation, will create a savings fund, enabling employees, when they retire, to supplement their pension. The foundation also provides personal payroll-deductible loans. In 2016, the amount of the normal contributions paid by the company to the plan’s arithmetical reserves was R$521,408.13.

Employee Profit Sharing (PLR) – Eletrobras pays PLR to its permanent employees, after the end of each financial year, provided that the targets established in the Term of Agreement have been achieved. The guidelines for the distribution of the share of the profits are negotiated with the employees’ representative entity, and comply with the provisions of the State Enterprises’ Coordination and Control Council’s (CCE) Resolution No. 10/1995 and Law

10101/2000.

Quality of Life Program - In order to improve and ensure the quality of life of its employees, the company signs an agreement on an annual basis with SESI/AC, the purpose of which is to offer an active quality of life and leisure program, with the creation of groups interested in dance, sport, culture and other fields of entertainment, where employees can exchange experiences and perform at festive events.

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4. Performance Management

The Performance Management System (SGD) is standard in all of the Eletrobras System companies. This process is made up of two programs that take place at the same time, the "Assessment and Development of Skills Program" (PADC) and the "Program for the Evaluation and Improvement of Results" (PAMR).

The Distribution companies are in their fifth evaluation cycle but there are still aspects of the model that have not been fully implemented.

Under the PADC, skills classified as "Organizational Skills" are assessed. The specific skills have not been defined and, therefore, are not assessed. In addition to submitting an evaluation of his/her direct superior, the employee carries out a self-assessment (which does not have any weight on the final result). The 360º evaluation model has not been implemented.

Organizational results at the corporate and team level are monitored by means of the PAMR. These results are measured by means of targets defined at the start of the evaluation cycle.

Over the course of the cycle, employees are monitored in relation to their achievement. At present the corporate goals account for 30 of the evaluation and the team goals the remaining 70 .

The evaluation cycle is an annual one. The result of the evaluation is expressed via concept and can be visualized in the Performance Classification Matrix.

Em Competências		
Conceito	Descrição	Escala
Não atende	O empregado apresenta desempenho em competências muito abaixo do padrão definido.	0
Atende parcialmente	O empregado apresenta desempenho em competências que se aproxima do padrão definido.	1
Atende	O empregado apresenta desempenho em competências conforme o esperado em relação ao padrão definido.	2
Atende acima da expectativa	O empregado apresenta desempenho em competências acima do esperado em relação ao padrão definido.	3

Legend:
In Skills
Concept
Description
Scale
Does not meet
Partially meets
Meets
Exceeds expectations
In terms of skills the employee's performance is well below the defined standard
In terms of skills the employee's performance is close to the defined standard
In terms of skills the employee's performance is in line with the defined standard
In terms of skills the employee's performance is above the defined standard

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Em Resultados		
Conceito	**Descrição**	**Escala**
Não atinge	O empregado apresenta desempenho em resultados muito abaixo do padrão definido.	0
Atinge parcialmente	O empregado apresenta desempenho em resultados que se aproxima do padrão definido.	1
Atinge	O empregado apresenta desempenho em resultados conforme o esperado em relação ao padrão definido.	2
Supera	O empregado apresenta desempenho em resultados superior ao esperado em relação ao padrão definido.	3

Legend:
In Results
Concept
Description
Scale
Does not achieve
Partially achieves
Achieves
Exceeds
In terms of results the employee's performance is well below the defined standard
In terms of results the employee's performance is close to the defined standard
In terms of results the employee's performance is in line with the defined standard
In terms of results the employee's performance is above the defined standard

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4.1. Performance matrix

For each quadrant, there are specific recommendations both for development as well as regarding eligibility for horizontal or vertical progression.

All employees who have worked at least 50 of the time in the reference year take part in the SGD. Members of the Executive Board, Board of Directors and Fiscal Council have a different performance evaluation model.

Legend:
Skills
Results

NA
AP
A
S
AE
A
AP
NA
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Competências
Resultados

PwC | Loeser e Portela Advogados | Siglasul 51

5. Training and development

     The educational model of Eletrobras’ distribution companies for the planning and execution of educational action is formally described in its Corporate Education regulations - Planning and Execution and Development and Training of People, and in UNISE’s (the Eletrobras companies’ University) Corporate Education Plan.

The management of educational action has a hierarchical structure defined both in

Eletrobras’ corporate sphere and in the distribution companies’ local development structures. The educational model’s general guidelines are defined at corporate level and implemented locally, maintaining the strategic alignment between the different companies, while the distribution companies’ specific demands are met by the local corporate education unit.

     The structure of Eletrobras’ educational model is based on management by skills. In the process of drawing up the educational plan, the skills that are a priority for the organization are defined based on the business strategy. The educational model is also integrated with the other people management practices such as performance management, the job position and salary plan, and leadership development, promoting a strategic alignment between the various human resources initiatives.

The Eletrobras companies’ corporate education is organized in two organizational structures

· that are complementary:

UNISE - the Eletrobras companies’ University: undertakes the role of providing education that is common to the group’s companies. The planning of UNISE’s educational action is

· described in the Corporate Education Plan, along with the guidelines for execution.

     Each member company’s Corporate Education Unit: this is responsible for meeting the demands for development of each company’s specific skills, in alignment with its strategy and UNISE’s guidelines. This service is achieved by means of drawing up a Local Corporate Education Plan, which is constructed from each employee’s individual development plans and in accordance with the guidelines of each company’s Business and Management Plan. Education can be categorized as internal when performed on the company’s premises and with internal instructors, and as external when performed by an external supplier in which case it may be within Eletrobras facilities or outside; an introductory course that is designed to integrate the new employee into the organization; and contractual training resulting from contracts with equipment or software suppliers who require that the employees receive training. The distribution companies also have short duration distance learning courses offered by TV Corporativa (LUME).

     In order to monitor the quality of the training courses and help ensure continuous improvement, feedback and impact assessments are applied to each training course. And at managerial level, educational action is accompanied by monthly and quarterly reports submitted to the Executive Board.

     The criteria for participation and certification of employees are clearly defined in the regulations and the procedures in standard forms. The justifications accepted in the case of dropping out are also listed in the regulations, along with the penalties in the case of withdrawal, failure to pass or dismissal from the company. The formalization of the process ensures greater transparency and fairness to the employees, with a view to guaranteeing them equal opportunity for participation and development.

     An analysis of the documentation provided by the Distribution companies for training and development shows that Eletrobras’ Corporate University offers consistent programs for developing leadership skills, as well as for management, strategy and various aspects related to operations, along with other topics.

PwC | Loeser e Portela Advogados | Siglasul	52

     Due to budget constraints, the training courses offered by the Distribution companies are more focused on operational aspects and compliance with compulsory training. For these courses the Distribution companies sometimes use the agreement with System S institutions.

6. Organizational climate

     The organizational climate survey aims to monitor the employees’ satisfaction and commitment to the company, as well as to identify training needs and personal/managerial development needs and to align the culture with the actions carried out by the company.

     All of the Eletrobras System’s Distribution companies carry out a survey every two years, evaluating the following aspects:

Motivation	People	Management’s	Work
	Management	Philosophy	Environment
	Corporate Education	Organizational
Identity		Clarity
	Career and		Working Conditions
Leadership	Compensation	Communication
Occupational Safety
Interpersonal	Benefits	Institutional Image	and Health
Relationship
	Recognition	Sustainability

     The result of the survey is expressed by means of the Favorability Index, which is the result of the average obtained in the four dimensions evaluated.

     In the last edition of the survey, which was carried out in 2015, Amazonas Energia’s favorability index was 67.14%, which is aligned to the average of the Eletrobras system.

     During the interview with the Human Resources leadership, it was reported that, at present, the points for attention in relation to the climate are the lack of motivation regarding the company’s sales prospects and the excessive burden on the workforce (due to the decrease in the number of employees) versus the high demand that is causing leaves due to the occupational accidents.

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General Favorability Index (   )
100
90
80
70
60
50
40
30
20
10
0
71,03
69,15
68,77
67,14
66,13
65,58
69,03
Boa vista
Ceron
Eletroacre
Amazonas
Ceal
Cepisa
Média Sistema Eletrobras

Legend:

Boa Vista
Ceron
Eletroacre
Amazonas
Ceal
Cepisa
Eletrobas System Average

PwC | Loeser e Portela Advogados | Siglasul 54

PwC | Loeser e Portela Advogados | Siglasul	55

OCS AGREEMENT #028/2017 – BNDES

NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT ("BNDES")

Product 4:
Executive Report – AMAZONAS

BASE DATE: December 31, 2016

MAIS ENERGIA B CONSORTIUM
JULY 2017

pwc   Loeser e Portela Advogados   SIGLASUL Consultores em Regulação

To

National Bank for Economic and Social Development ("BNDES") Av. República do Chile, 100 Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves — Manager of Agreement OCS 028/2017

May 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The summary of the outcome of our work "Product 04: Legal Due Diligence Report" for AMAZONAS ("Report"), dated May 2017, is detailed in this document.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in AMAZONAS' evaluation, in accordance with the Agreement.

In case this Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Loeser e Portela Advogados, as member of the Consortium

[Signed]	[Signed]
Fernando Loeser	José Augusto Sollero Figueira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

TABLE OF CONTENTS
INTRODUCTION		4
EXECUTIVE REPORT		7
A.	REGULATORY ASPECTS	7
B.	CORPORATE ASPECTS	9
C.	FINANCIAL AGREEMENTS	11
D.	OPERATING AGREEMENTS AND OBLIGATIONS	11
E.	INTELLECTUAL PROPERTY	11
F.	INSURANCE	11
G.	LABOR ASPECTS	11
H.	CIVIL, COMMERCIAL AND EQUITY LITIGATION	13
I.	TAX LITIGATION	14
J.	REAL ESTATE ASPECTS	15

	* * *

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 4/16

INTRODUCTION

1. This Executive Report ("Report") was carried out as part of the structuring of the privatization operation of Amazonas Distribuidora de Energia S.A. ("Amazonas" or "Company" or "enterprise"), in accordance with the Invitation to Bid corresponding to

AARH ELECTRONIC TRADING FLOOR #51/2016 - BNDES - ITEM 1 - "SERVICE B"

(economic and financial assessment and legal, accounting, technical-operational and other specialized professional services).

2. In this context, the NATIONAL BANK FOR ECONOMIC AND SOCIAL

DEVELOPMENT (BNDES), through its Bidding Department, pursuant to the provisions of Law #10,520 of 7/17/2002; Decree #5,450 of 5/31/2005; Supplementary Law #123 of 12/14/2006; Decree #8,538 of 10/6/2015; Law #13,303 of 7/1/2016; and DIR Resolution #3.063/2016 (BNDES System Bidding Regulation) provided for the hiring of a company to provide the specialized services described above.

3. Loeser and Portela Advogados, an integral part of the Mais Energia Consortium, together with PricewaterhouseCoopers Corporate Finance & Recovery Ltda., PricewaterhouseCoopers Serviços Profissionais Ltda. and Siglasul Consultoria Ltda., pursuant to OCS Agreement #028/2017, executed on February 14, 2017, was contracted to advise BNDES on the structuring of the AMAZONAS privatization operation ("Operation"), specifically with respect to (i) legal aspects related to the structuring and implementation of the Operation; as well as (ii) carrying out limited legal due diligence work through sampling with respect to the Company, which is contemplated in this Executive Report.

4. This Legal Due Diligence resulted in the preparation of this Report, and includes the analysis and assessment of information and documents to identify any issues that may significantly alter the accounting position and/or market value of AMAZONAS with respect to the following aspects:

(i) corporate, civil and regulatory matters. Tax, labor, social security and environmental aspects (compliance) were carried out by the advisors responsible for the analysis in these departments, and are reflected in their respective reports;

(ii) existing administrative and/or judicial litigation that affects or may affect, or is in any way related to AMAZONAS;

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 5/16

(iii) status of the assignment and ownership of real estate and equipment registered or likely to be registered in AMAZONAS' property, plant and equipment, and the regularity of the respective documentation, including before public records, pointing out any existing liens or encumbrances; and

(iv) gathering public information needed to carry out this service.

5. Lastly, this Report was prepared at the request of BNDES and is addressed only to our client (BNDES), and no other person or entity other than BNDES should rely on it; reference to this Report is also prohibited in any other document, as well as its registration or submission to third parties without our prior and explicit authorization and consent. Notwithstanding the foregoing, and provided that the client-attorney relationship (and related rights and obligations) is limited exclusively to BNDES and our firm, (a) BNDES and its advisors may use this Report for analyzing the legal feasibility of the Operation, for its economic and financial structuring and related purposes; and (b) this Report may be sent or disclosed to third parties, at BNDES' sole discretion and liability, which logically includes full disclosure to potential stakeholders in the Operation and their respective advisors.

6. The legal audit, carried out in the period from March 6 to May 12, 2017, was based on documents and information provided by AMAZONAS related to the Company.

7. The date of 12.31.2016 was set as the base date for issuance of the respective report of the legal audit performed ("Base Date"). It should be noted, however, that some of the information contained in this Report, as expressly indicated therein, may refer to events occurring after the Base Date.

8. The content of the Report is limited to information obtained through the procedures described below, subject to the restrictions listed.

9. The legal audit was conducted according to the following methodology:

(a) submission of initial request for documents and information to representatives of AMAZONAS designated to attend the audit process;

(b) submission of requests for additional documents and information, based on information obtained during the investigation process;

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 6/16

(c) interviews, meetings and contacts with AMAZONAS employees working in the various sectors and units of the company, especially those related to the legal and accounting departments;

(d) obtaining data extracted from AMAZONAS' process control system;

(e) analysis of the documents and information made available.

10. It is assumed that (i) all copies made available by AMAZONAS match the originals; (ii) such documents, except when explicitly stated in the report, are complete and authentic; and (iii) the signatures therein belong to persons empowered to represent the respective parties.

11. In some cases, as usual in all legal proceedings, the level of detail in this Report was compromised by the (partial or total) absence of AMAZONAS' information and documents, especially related to Civil, Tax and Labor Litigation.

12. This Report is not intended to cover all legal aspects related to AMAZONAS, but mainly those that have a significant impact on the economic-financial analysis for the purpose of recommending the minimum sale price of the Company's shares.

* * *

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 7/16

EXECUTIVE REPORT

A. REGULATORY ASPECTS

1. AMAZONAS acts as a designated distributor responsible for providing public electricity distribution services in the areas of municipalities of the state of Amazonas listed in MME Ordinance #420/2016, in order to ensure the continuity of service, pursuant to paragraph 1 of article 9 of Law #12,783/2013, and subject to provide such services in accordance with the terms and conditions established in MME Ordinance 388/2016, until assumption by a new utility or until 12.31.2017, whichever occurs first.

2. Centrais Elétricas Brasileiras S.A. ("ELETROBRAS"), the controlling shareholder of AMAZONAS, agreed to designate its subsidiaries, including AMAZONAS, as providers of energy distribution services on a temporary basis, provided that, among other conditions: (i) ELETROBRAS does not undertake to guarantee any new obligations that may be assumed by the Distributors, in any way, including obligations arising from the provision of temporary services; and (ii) measures be taken to ensure that the transfer of shareholding controls of the Distributors occurs by 12.31.2017, in order to avoid liquidation of the Distributors and the return of the respective concessions.

3. AMAZONAS held the concession for operation of public electricity distribution services under the terms of Concession Agreement #20/2001, signed on 3.21.2001, effective until 7.7.2015, and requested extension of its validity within deadline and under the conditions laid down in that agreement. Nevertheless, ELETROBRAS, at its 165th Extraordinary General Meeting, resolved for: (i) reject the extension of AMAZONAS' concession; and (ii) approve the assignment of ownership control of the Distributor by 12.31.2017, provided that, until the assignment of the Distributor to a new controller, the Distributor receives directly from the federal government or through a rate all resources and income necessary to operate, maintain and make investments that are related to the public services of the respective Distributor.

4. On 11.3.2016, Decree #8,893 was published, which provides for projects of the Investment Partnerships Program ("PPI"), which will be handled as a national priority in the energy and mining sectors. In accordance with article 1 subsection IV of said Decree, AMAZONAS and the concession of public electric power distribution services which it holds were qualified as a national priority in the energy and mining sectors pursuant to article 1, section II of the heading of article 4, and article 5 of Law #13,334/2016.

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 8/16

5. According to Decree #8,893/2016, BNDES was designated as responsible for executing and monitoring the process of privatization of AMAZONAS and other public electric power distribution service utilities mentioned in the Decree, and MME was designated as responsible for the coordination and monitoring of the procedures and stages of the privatization process

6. In view of the interconnection of the Manaus system to the SIN, AMAZONAS was subject to the restrictions provided for in paragraph 5 of article 4 of Law #9,074/1995, according to which utilities, permit holders and authorized companies related to public electric power distribution services operating in the National Interconnected System ("SIN") will not be able to perform, among other activities, those of generation and transmission of electric power.

7. The process of vertical divestiture of AMAZONAS, as determined by paragraph 5 of article 4 of Law 9,074/1995, has not yet been completed. One of the obstacles to its completion is the partial assignment of the Purchase and Sale of Natural Gas (OC 1902/2006), which relies on prior consent of Petróleo Brasileiro S.A. (“PETROBRAS”). This, in turn, requires that the outstanding debt be negotiated as a condition for agreement with the assignment of the gas purchase and sale agreement necessary for vertical divestiture.

8. Considering the interest of the Ministry of Mines and Energy ("MME") in promoting the bidding associated with the assignment of control of the legal entity providing energy distribution services with the corresponding granting of a contract to the new controller for a term of 30 years, the National Electric Energy Agency ("ANEEL"), at the MME's request, prepared and submitted to public hearing (Public Hearing #094/2016) the draft of the concession agreement prepared in accordance with guidelines established by the MME with the purpose of increasing competitiveness of bidding processes for assignment of corporate control related with new concession grants.

9. The assignment of AMAZONAS' ownership control shall be submitted to ANEEL's prior consent, in line with the provisions of article 27 of Law #8,987/1995, article 4(XI) of Attachment I to Decree #2,335/1997, as well as the provisions of ANEEL Normative Resolution #484/2012.

10. On the Base Date, the Distributor had 5 administrative proceedings of regulatory nature, to a total contingency amount of BRL 41,348,732.87. All these proceedings were provisioned to the amount of BRL 41,348,732.87. The spreadsheet below summarizes the analysis of the proceedings and provisions:

Legal Auditing Executive Report **AMAZONAS**
Introduction **Page 9/16**

Department	# of cases		Amount involved (BRL)		Provisions (BRL) (B)	Court Deposits (BRL) (C)	Total Exposure (BRL) (D=A-B)
	Distributor	LPA	Distributor	LPA (A)			
Regulatory	5	5	Probable 41,348,732.87	Probable 41,348,732.87	41,348,732.87	-	0

11. Furthermore, AMAZONAS is in default of its intrinsic obligations, which makes it impossible for ANEEL to issue a Certificate of Performance.

12. In addition, the Distributor reported that as of the Base Date it had 35 legal proceedings discussing sanctions imposed by the regulatory agency. Of these 35 legal proceedings, amounts corresponding to 11 legal proceedings were provisioned in the financial statements of the Distributor, to a total amount of BRL 81,542,601.64. The proceedings that fall within the criterion of materiality were analyzed in Section 8 (Civil, Commercial, Equity and Criminal Litigation) of this Report.

B. CORPORATE ASPECTS

1. According to article 9 of the current Bylaws[1] of AMAZONAS, the sale in whole or in part of its capital stock, as well as an increase in the share capital by subscription of new shares, requires approval of the shareholders through a general meeting specially called for this purpose, noting that AMAZONAS is a wholly owned subsidiary of ELETROBRAS.

2. In the case of a public offer for the disposal of shares owned by ELETROBRAS, registration with the CVM is waived, pursuant to article 5 of CVM Instruction #400/2003[2] combined with CVM Normative Instruction #286/1998[3].

3. Article 253 of Law #6,404/76[4] ("Corporation Law" or "LSA") provides for the right of first refusal of minority shareholders in the event of admission of shareholders to a wholly-owned subsidiary. This legal provision would not be applicable in the event of the sale of AMAZONAS' shares to the extent that this Company became a wholly-owned subsidiary of ELETROBRAS through the acquisition of shares, pursuant to article 251 paragraph 2 (1st

[1] Article 9: The General Meeting shall be called to specifically deliberate on: I - conveyance, in whole or in part, of shares of its capital stock; opening and increase of share capital by subscription of new shares or sale of these securities, if in treasury; sale of debentures which it holds, of companies in which it has a stake, and issuance of debentures convertible into shares.

[2] Provides for public offerings for distribution of securities in primary or secondary markets.

[3] Provides for the conveyance of shares owned by legal entities governed by public law and entities directly or indirectly controlled by the Public Authorities and exempts the records referred to in articles 19 and 21 of Law #6,385/76.

[4] Article 253. In proportion to the shares held in the company's capital stock, shareholders shall have the right of first refusal to: I - acquire shares in the capital of the wholly-owned subsidiary, if the company decides to convey them in whole or in part; and II - subscribe a capital increase of the wholly-owned subsidiary, if the company decides to admit other shareholders.

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 10/16

part) of the LSA5. Based on the most recent decisions of the Brazilian Securities and Exchange Commission ("CVM")6, and based on the specific response of this body in a consultation formulated by ELETROBRAS, the right of first refusal provided for in this legal provision is only applicable to wholly-owned subsidiaries thus converted through mergers of shares.

4. At the time of completion of this Report, the second phase of the AMAZONAS vertical divestiture process had not been completed, with the assignment of shareholding control of Amazonas Geração e Transmissão ("AMAZONAS GT") to ELETROBRAS.

5. ANEEL granted an extension of the deadline for AMAZONAS to complete the process of assignment of the ownership control of AMAZONAS GT, due to the complexity of pricing the segregated assets, in particular the agreement related to acquisition of natural gas. Any corporate operation related to AMAZONAS must take into account the existence of this pending issue.

6. AMAZONAS' Vertical Divestiture Process consists of a corporate reorganization process designed as two main stages, namely: (i) Drop Down of net assets; and (ii) Redemption of Debentures.

7. The first stage consists of the realization of a capital increase in AMAZONAS GT through contribution of assets, rights and obligations related to generation and transmission activities by AMAZONAS. As a result, AMAZONAS will cease to exercise electric power generation and transmission activities, however, AMAZONAS will temporarily be the holder of a stake in a company that carries out such activities.

8. The second stage consists of: (i) Assumption by ELETROBRAS of debt that AMAZONAS owes before PETROBRAS, through a debt assumption instrument; (ii) Private issuance by AMAZONAS of convertible and swappable debentures for 100% of the shares issued by AMAZONAS GT, to be fully subscribed and paid in by ELETROBRAS, with the total credit held with AMAZONAS arising from the Debt Assumption; and (iii) Redemption of Debentures by AMAZONAS upon delivery to ELETROBRAS of the total amount held by the Company in AMAZONAS GT.

5 Article 251. The company can be established by means of a public deed, having a Brazilian company as sole shareholder. Paragraph 2. The company may be converted into a wholly-owned subsidiary upon acquisition, by a Brazilian company, of all its shares, or as per article 252.

6 Such understanding may be observed in CVM Administrative Proceeding #RJ2010/13425, in which it alleges that for companies converted into a wholly-owned subsidiary upon acquisition by a Brazilian company of all its shares, pursuant to article 251 paragraph 2 (1st part), the provisions of article 253 do not apply.

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Introduction	Page 11/16

9. Although the segregation of generation and transmission activities took place on July 1, 2015, with the commercial start-up of AMAZONAS GT, the vertical divestiture process has not yet finished the second phase, which is the assignment of AMAZONAS GT's shareholding control to ELETROBRAS, as it is dependent on the partial segregation of the natural gas agreement.

C. FINANCIAL AGREEMENTS

1. Related Party Agreements. Financing agreements entered into with ELETROBRAS do not contain provisions regarding the possibility and procedures for assignment and/or transfer of the respective rights and obligations, nor do they expressly establish restrictions on the conveyance of control and/or the corporate restructuring of AMAZONAS.

2. Debt Confession Agreements. Debt confession agreements signed between AMAZONAS and PETROBRAS provide for early maturity of the debt as a result of the change of control of AMAZONAS.

D. OPERATING AGREEMENTS AND OBLIGATIONS

1. Operating agreements were submitted in a partial manner. Until the closure of the Report, based on the analysis of the documents provided, no information was identified indicating risks or recommendations in the privatization process.

E. INTELLECTUAL PROPERTY

1. Intellectual Property. According to the information available in the data room, we have verified that, in addition to the "AMAZONAS" brand, the "AMD" brand is currently used by AMAZONAS, but without proper registration with the National Intellectual Property Institute (“INPI”). However, it should be noted that the term and symbols may be protected under business name protection.

F. INSURANCE

1. Failure to submit compulsory insurance policies may result in penalties in accordance with applicable sectoral Regulations. This item is detailed in Section 6 (Insurance) of the Report.

G. LABOR ASPECTS

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 12/16

1. From the completion of the studies undertaken in AMAZONAS on labor aspects, we highlight the following points:

(i) The main and most recurrent themes addressed in the individual actions refer to actions for compensation for accidents at work with requests for material, moral and aesthetic damages, issues involving salary equalization and subsidiary liability;

(ii) There are class actions and public civil actions with probable risk of loss;

(iii) Of the ten individual actions analyzed to have the highest amount up to the analysis base date (December 2016), only one action was granted, with a subsidiary sentencing of AMAZONAS, and in our analysis, we consider the risk to be probable;

2. The following table summarizes AMAZONAS' estimates of contingent liabilities related to labor litigation according to the legal audit performed.

Loss risk	Distributor		Provision
classification	Number of cases	Loss amount	(BRL)
		estimate (BRL)
Probable	298	BRL 55,039,473.40	55,039,000.00
Possible	1,868	BRL 299,364,915.59
Remote	540	BRL 116,243,292.65
Total	2,706	BRL 470,647,681.64	55,039,000.00

3. Specifically with respect to the cases analyzed in the present audit, we have the following scenario:

Loss risk	Distributor			LPA	Provision	Difference
classification	Number of	Loss amount	Number of	Amount at	(BRL) (B)	(BRL) (A-B)
	cases	estimate (BRL)	cases	risk (BRL) (A)
Probable	9	11,236,527.85	35	15,570,759.05	11,236,527.85	4,334,231.20
Possible	31	46,317,199.62	10	16,902,942.34	0.00	0.00
Remote	16	29,041,775.27	11	0.00	0.00	0.00
Total	56	86,595,502.74	56	32,473,701.39	11,236,527.85	4,334,231.20

4. According to AMAZONAS' Financial Statements, there are labor court deposits amounting BRL 160,052,000.00. Statements containing court deposits and appeal bonds from Caixa Econômica Federal and Banco do Brasil were not provided.

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 13/16

H.	CIVIL, COMMERCIAL AND EQUITY LITIGATION
1.	The following points are highlighted:
	(i)	AMAZONAS is involved in a total contingency of BRL 12,930,544,000.00[7], in respect of which the total amount of BRL 1,239,579,000.00 was indicated as having a probable loss risk, which was already provisioned on 12.31.2016;
	(ii)	a total of 56 relevant actions were analyzed according to materiality criteria, in which AMAZONAS is listed as a defendant;
	(iii)	among the actions analyzed and mentioned above, there are four public civil actions in which the following matters are mainly discussed: quality of provision of electric power supply services; indemnification to consumers who suffered damages due to the intermittence of the electric power distribution system; adoption of measures to improve energy supply services in order to avoid the occurrence of blackouts and rationing. Among the public civil actions there is still one with the purpose of assessing a possible abandonment of the Balbina environmental protection center. The estimated contingency for these actions is BRL 59,079,095.90, with a possible risk of loss;
	(iv)	AMAZONAS is a defendant in 21 lawsuits filed by Independent Power Producers ("PIEs"), which aim to receive amounts arising from discussions related to the agreements entered into with the Distributor. Of these, 14 cases are already involving a total estimated contingency of BRL 965,517,000.00, amounts which were already provisioned on December 31, 2016;
	(v)	there are also several collection actions filed by individuals and legal entities against AMAZONAS for compensation for damages caused or resulting from electric power supply services rendered by the Distributor; and
	(vi)	there are also actions related to civil distribution certificates that were not included in the available legal action worksheets. For more information, see Section 8 (Civil Litigation).

7 Amounts are rounded

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 14/16

(vii) The legal audit performed in the relevant civil actions, in accordance with established materiality criteria, verified a need to adjust the accounting provision for civil actions to a total amount of BRL 38,555,119.86

2. The following table summarizes the civil actions involving the Distributor, and the respective commercial and equity contingent liabilities according to the information provided.

Loss risk classification	Number of Actions	Amount (BRL)*
Probable loss	420	1,239,579,000.00
Possible loss	3,284	11,680,031,000.00
Remote loss	56	10,934,000.00
TOTAL	3,760	12,930,544,000.00
* Amounts were rounded

I.	TAX LITIGATION
1.	In this section, the following points are highlighted:
	(i)	It was possible to analyze data on thirty (30) administrative and legal proceedings that may represent liabilities for the Distributor, considering a materiality criterion which corresponds to BRL 5,000,000.00;
	(ii)	In the Checking Account reports, information was extracted that includes twenty-six (26) tax and social security notes, of which seventeen (17) are not included in the progress report, regardless of the cutoff amount;
	(iii)	AMAZONAS is involved in a total contingency of approximately BRL 2,643,063,132.44, of which BRL 490,616,136.20 relates to litigation and BRL
2,152,446,996.15 is not litigation-related, according to the provision report submitted by the Distributor, which are distributed as follows:

		LITIGATION		NON-LITIGATION
Loss		Updated Sum of		Updated Sum of
	Amount		Amount
Threshold		Amount		Amount
Possible	19	434,721,623.12	15	1,554,901,097.64
Probable	4	224,307.62	9	212,978,553.38
Remote	21	55,670,205.55	31	384,567,345.13
TOTAL	44	490,616,136.29	55	2,152,446,996.15

Legal Auditing Executive Report **AMAZONAS**
Introduction **Page 15/16**

(iv) The Financial Statements indicate BRL 213,203,000.00 for provisions of tax lawsuits;

(v) The legal audit carried out in the relevant tax lawsuits verified a total probable loss of BRL 472,643,018.59. Considering the provision existing exclusively for proceedings subject to legal evaluation to the amount of BRL 210,782,306.90, we have verified a need to adjust the provision to the total amount of BRL 261,860,711.69, according to the table below:

Loss risk classification	Distributor	LPA	Provision (BRL) (B)	Adjustment of provision (BRL) (A-B)
	Loss amount estimate (BRL)	Amount at risk (BRL) (A)		
Probable	210,782,306.90	472,643,018.59	210,782,306.90	261,860,711.69
Possible	1,746,463,778.93	1,121,030,271.44		
Remote	412,622,158.58	63,628,872.00		
Impaired*		38,772,797.64		
Total	**2,369,868,244.41**	**1,696,074,959.67**	**210,782,306.90**	**261,860,711.69**

* Threshold related to a proceeding where, due to a lack of a copy or an incomplete copy, it was not possible to analyze the risk of loss.

(vi) There are pending certificates of delivery which prevented verification of any contingencies that may not have been reported by the Distributor;

J. REAL ESTATE ASPECTS

1. Absence of Regularization. According to information received from representatives of AMAZONAS, of the total one hundred and ninety-six (196) own properties, in eighty-seven (87) of them, ownership was not properly assigned to AMAZONAS, and due to a lack of documentation proving effective acquisition of such properties by AMAZONAS.

2. Real Estate Permitting. According to information received from representatives of AMAZONAS, no Operating Permits or Inspection Permits were issued from the Fire Department for properties owned by AMAZONAS. The lack of real estate licensing may result in the imposition of administrative sanctions and penalties (warnings, fines, etc.), the amount of which may vary as the case may be, and may even result in suspension of activities and the facility's closure.

3. Built-up Area. According to documentation provided for analysis, as well as information received from representatives of AMAZONAS, no occupancy permits were

Legal Auditing Executive Report	AMAZONAS
Introduction	Page 16/16

issued for most of the relevant properties owned by AMAZONAS. Possible irregularities in the built-up area of real estate may prevent (i) issuance of certain permits, such as the Operating Permit and Inspection Permit from the Fire Department; (ii) registration/endorsement of any lease agreements; as well as generating (iii) imposition of administrative sanctions and penalties (warnings, fines, closure of the establishment, etc.).

4. Acquisition/Lease Restrictions (Foreign Nationals). Considering that, according to information provided by representatives of AMAZONAS, some of AMAZONAS' own properties are located in a rural area, it is worth mentioning that currently there are restrictions applicable to the acquisition or lease of land by foreign nationals or Brazilian companies controlled by foreign nationals, which include the need for prior authorization from the National Colonization and Agrarian Reform Institute ("INCRA") or the National Congress, as applicable. In addition, it is worth noting that said restrictions also apply to corporate transactions resulting in the assignment of rural properties to foreign legal entities, such as mergers, acquisitions, consolidations and changes in control. Acquisition and/or lease of rural property by foreign nationals or by Brazilian companies controlled by foreign nationals in violation of applicable legislation (Laws #5.709/71 and 8.629/93) may be considered null for all legal purposes.

May, 2017

Eletrobras System Distributor Privatization

Deliverable #

Status Report on the Amazonas Employee Complementary Pension Fund and Health Care Plan

Mais Energia B Consortium

To the

National Bank for Economic and Social Development ("BNDES")

Av. República do Chile n° 100 Rio de Janeiro – RJ

C/o: Mrs. Lidiane Delesderrier Gonçalves - Manager of OCS Contract No. 028/2017 May 2017 Dear Madam,

Pursuant to our OCS Service Contract No. 028/2017 (“Contract”) signed February 14, 2017, between BNDES and the Mais Energia B Consortium (“Consortium"), please find enclosed our deliverable for the work performed in connection with the Eletrobrás System Distributor Privatization Program.

Our findings are detailed in this document, which is entitled Deliverable # 6: Status Report on the

Employee Complementary Pension Fund and Health Care Plan (“Report”) for AMAZONAS, dated May

2017. The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. In performing our review, we used unaudited historical information and data provided by the Consortium’s management either orally or in writing, or obtained from mentioned sources.

Our work was developed solely for the purpose of advising BNDES in connection with the evaluation of AMAZONAS as required by the Contract. As established by Decree 8.893, BNDES is the entity tasked in with implementing and monitoring the utility privatization process.

In case disclosed to third parties, the Report should be made available in full so that any applicable waivers and qualifications can be acknowledged by all recipient parties.

Yours faithfully,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. acting as consortium leader

/s./ /s./

Rogério Roberto Gollo Carlos Eduardo Silva Teixeira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Table of contents
1.	Executive summary		4
2.	Plan types		4
3.	Plan statistics		4
4.	Analysis of assumptions and recommendations		5
	4.1.	Discount rate	5
	4.2.	Wage growth projection	6
	4.3.	Biometric tables	6
	4.4.	Turnover	7
	4.5.	Time of retirement	7
	4.6.	Family composition	7
	4.7.	Health care cost growth rate (HCCTR)	7
5.	Independent calculation of actuarial results		8
6.	Independent review of actuarial commitment		9
7.	Conclusion		10

1. Executive summary

     This report contains our analysis and findings regarding the review of actuarial assumptions and calculations of mathematical provisions recorded in the balance sheet of Amazonas Distribuidora de

Energia S.A. (“AMAZONAS”) for the fiscal year ended 12/31/2016.

     Our analysis aims to provide a better understanding of the risks and opportunities associated with the business in view of commitments related to the post-employment benefits payable by the company.

     The post-employment benefits referred to above include two retirement plans and a temporary health care plan. Key features of these post-employment benefits will be described below.

     Actuarial commitments were measured by an independent actuarial firm, Mercer Gama Consultoria, based on the CPC 33 rules established by the Accounting Standards Board, whereas our analyses were based on actuarial reports, registration databases, regulations and other technical documents made available by the actuary and AMAZONAS.

2. Plan types

02-A Plan: This is a structured, defined-benefit capitalization-based retirement plan funded by both AMAZONAS and its employees. The plan is being phased out since 2/2/2000 and is now closed to new registrations.

02-B Plan: This is a structured, variable-contribution retirement plan covering disability and death risks funded by both AMAZONAS and its employees.

Severance Incentive Plan (SIP): This includes a temporary 5-year health care plan introduced in 2013 for employees who at that time had over 20 years of employment with AMAZONAS and were retired by the INSS. This plan is fully funded by the company.

3. Plan statistics

Below are the participant statistics identified for each of the plans.

	2A Plan (DB)
Active participants		21
Average age		57.43
Average salary		12,061.40
Retired participants		17
Average age		66.6
Average benefit		2,232.83
Pensioners		8
Average benefit		1,410.08
Aggregate monthly benefit		49,238.74

2B Plan (VC)

Active participants		1,516
Average age		47.31
Average salary		8,167.20
Retired participants		64
Average age		63.33
Average benefit		2,914.43
Pensioners		30
Average benefit		2,157.84
Aggregate monthly benefit amount		231,238.72

	SIP
Active participants		-
Beneficiaries		137
Average age		63.35
Average cost		279.43

4. Analysis of assumptions and recommendations 4.1. Discount rate

The discount rate must be determined based on high-performing corporate securities or bonds. Where the foregoing are unavailable, market returns on National Treasury bonds should be used instead. The currency and term of these financial instruments must be consistent with the expected currency and term of post-employment benefit obligations.

We point out that, for purposes of calculating the present value of actuarial liabilities, the rate adopted is net of inflation. The effect of inflation impacts exclusively on the projected expense for the subsequent fiscal year.

The rates used in calculating the company's actuarial commitments are:

02-A Plan - -10.96% p.a. (considering an actual rate of 5.71% and inflation of 4.97% p.a.) 02-B Plan - 11.01% p.a. (considering an actual rate of 5.76% and inflation of 4.97% p.a.) SIP Plan - 11.40% p.a. (considering an actual rate of 6.13% and inflation of 4.97% p.a.)

We understand that the rates applied are adequate to the calculations since they are consistent with the average rate of public bonds (NTN-B), which as of 12/30/2016 varied between 5.7% and 5.9% p.a. above inflation, as obtained from ANBIMA. The rates applied are therefore adequate to discount the long-term liability. We believe that a positive or negative 0.25 p.p. variation in the range is acceptable.

4.2. Wage growth projection

This assumption should reflect the expectation of the company regarding the projection of wage growth throughout the participants' career. In general, wages are adjusted for inflation, merit, and promotion.

We noted that actual market rates range from 0.5% p.a. to 3% p.a., according to data developed by the post-employment benefits committee of the Brazilian Institute of Actuaries (IBA).

The rate of wage growth adopted in the calculations of liabilities of the plans maintained by AMAZONAS is 7.07% p.a. (considering an actual real rate of 2% and inflation of 4.97% p.a.).

We noted that the rate used is consistent with market practices and we understand that it was adopted based on the expectation of the company regarding the projection of wage growth throughout the participants' career, and that it also reflects the results verified in hypothesis adherence studies developed by an independent actuary.

It should be noted that this premise does not apply to SIP.

4.3. Biometric tables

Biometric tables are statistical studies that rely on the occurrence of events observed in a population in order to estimate the incidence of such occurrences in the future.

Such events can be classified as mortality, disability onset, turnover, among others categories and have a direct impact on post-employment benefits.

4.3.1. General mortality

According to CNPC Resolution No. 9 dated November 29, 2012, which amends CGPC Resolution No. 18, the suitability of a biometric table used for longevity projections should be determined by means of a specific study, the results of which confirm adherence, in the last three fiscal years, between the demographic behavior of the mass of participants and beneficiaries within the plan and the respective biometric table used.

The general mortality table adopted for the benefit plans was the AT-83 Basic Female. According to the independent actuary's report, the table was adopted based on technical studies that confirmed its adherence to the profile of the population in the plans and therefore its suitability to discount the actuarial liability.

4.3.2. Disability onset

The table used for the pension plans is the Light Fraca table. According to the study report prepared by the independent actuary, the mass of participants was not enough to allow for a study confirming that the table was suitable to match the plan population. However, since this table is customarily employed in the market and its adoption does not represent a significant risk to the plan, we believe that it is adequate for the calculations.

It should be noted that this premise does not apply to SIP.

4.3.3. Disabled mortality

The disabled mortality table employed for the pension plans is the AT-1949 relieved by 2 years. According to the study report prepared by the independent actuary, the mass of participants was not enough to allow for a study confirming that the table was suitable to match the plan population. However, since this table is customarily employed in the market and its adoption does not represent a significant risk to the plan, we believe that it is adequate for the calculations.

It should be noted that this premise does not apply to SIP.

4.4. Turnover

The turnover assumed for the pension plans was null, meaning that future participant terminations in the coming years are not expected to bear a significant impact on plan liability.

Considering the plans’ features, we understand that the assumption adopted is adequate for liability calculation purposes.

It should be noted that this premise does not apply to SIP.

4.5. Age of retirement

The age of retirement assumed for the pension plans was the moment in which the benefit vests in full.

The study report provided by the independent actuary provides no information on the source of this assumption. Notwithstanding, this assumption is in line with market benchmarks and is a conservative one given that the commitments will be paid in over the short term.

It should be noted that this premise does not apply to SIP.

4.6. Family composition

The family composition assumption adopted for the pension plans was 95% of married participants and age variance equal to 4 years.

With regard to active participants, although in line with usual market practices there is no information in the actuary's report on the source of this assumption. Notwithstanding and considering the features of the plans as well as the small impact that may result from its adoption, we understand that the assumption is adequate.

With regard to PID, one dependent of the same age of the participant was considered for this assumption.

With regard to the beneficiaries, we understand that this may not be best practice on account of the potentially high impact of this assumption on implemented benefits. The royal family assumption is recommended instead.

4.7. Health care cost trend rate (HCCTR)

A rate of 3.00% above inflation was assumed to reflect the growth of health care costs due to sector-specific inflation. We understand that this rate is in line with general practices of the market, where rates fluctuate in the range between 1% and 4.5%, according to data developed by the post-employment benefits committee of the Brazilian Institute of Actuaries (IBA).

5.	Independent actuarial calculations

02-A Plan
Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(26,627,102.00)
Fair value of plan assets	26,063,730.00
Surplus/(Deficit)	(563,372.00)
Non-recoverable surplus (effect of asset limit)	0
Total (liabilities)/net assets to be recognized	(563,372.00)
Total (liabilities)/net assets to be recognized (% of PVL)	(2.12%)

02-B Plan

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(2,231,655.00)
Fair value of plan assets	1,471,454.85
Surplus/(Deficit)	(760,200.15)
Non-recoverable surplus (effect of asset limit)	-
Total (liabilities)/net assets to be recognized	(760,200.15)
Total (liabilities)/net assets to be recognized (% of PVL)	(34.06%)

SIP

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(836,241.17)
Fair value of plan assets
Surplus/(Deficit)	(836,241.17)
Non-recoverable surplus (effect of asset limit)
Total (liabilities)/net assets to be recognized	(836,241.17)

Actuarial obligations were determined according to the principles and standards established by the regulatory bodies, namely the National Health Agency (ANS) regarding benefits related to health care, and the National Superintendency of Complementary Pension (Previc) regarding retirement and pension benefits, and are accounted for in accordance with the rules laid out by the Accounting Standards Board. (CPC-33 of the Brazilian Securities and Exchange Commission - CVM 695.)

6. Independent review of actuarial commitment

The actuarial commitment was calculated by an independent actuary. We recalculated the installments of Vested Benefits and Granted Benefits as shown below, and believe that the calculation methodology and process are adequate.

02-A Plan

Present Value of Obligations (in R$)	Actuary	PwC
Granted	7,097,938.00	7,194,595.88
Vested	19,529,164.00	19,226,916.30
Total	26,627,102.00	26,421,512.18
Difference (R$)	(205,589)
Difference (%)	0.77%
02-B Plan

Present Value of Obligations (in R$)	Actuary	PwC
Granted	-	-
Vested	2,231,655.00	1,786,340.05
Total	2,231,655.00	1,786,340.05
Difference (R$)	(445,310)
Difference (%)	-19.95%
SIP

Present Value of Obligations (in R$)	Actuary	PwC
Granted	836,241.17	826,704.00
Vested	-	-
Total	836,241.17	826,704.00
Difference (R$)	(9,537)
Difference (%)	-1.14%

Considering the inherent subjectivity of actuarial calculations of mathematical provisions related to benefit plans, we understand that the differences identified indicate the reasonableness of the calculations.

Such subjectivity results, for instance, from the manner by which ages are considered for the purpose of finding the probability of death (whether full or fractional or rounded); the method of rounding flow figures (number of decimal places considered – taking into account that the probability of death considered in our calculations has 6 decimal places, for example); whether income payments are accelerated or in arrears (i.e. made at the beginning or end of the period); asset family composition assumptions in retirement, among other instances where small choices can produce relatively small effects however with potential large absolute values.

Therefore, we understand that the differences presented are acceptable from an actuarial technical point of view, and we understand that the liabilities recorded are properly calculated.

It is noteworthy that in determining the results for the 02-B plan, we identified a more significant difference compared to the results recorded in the balance sheet. According to our analyses, the calculations prepared by Mercer Gama involved an interpolation of individual results from the date in which a participant becomes eligible for normal retirement until the next birthday, which in practice implies postponing the retirement date by up to one year. Given the characteristics of the plan in which the defined-benefit portion is linked to contributions expected to be made during a participant's future employment, an increase in the period during which the participant will remain active implies an increase in liability. We understand that this discrepancy is associated with the parameterization of calculations in the system.

7. Conclusion

Our examinations were based on information provided by both the actuaries responsible for managing the plans and the company, and we considered this information to be appropriate for the preparation of this report.

Our numbers were calculated according to practices that we deem most appropriate when applicable, and should be taken into account together with the considerations below.

With regard to the family composition assumption, we understand that the best practice involves the use of the royal family for the beneficiaries. The impact of using an average family can be significant depending on the population of the plan.

The post-employment benefit obligations recorded in the balance sheet, even where figures are presented for some plans with incidental differences which in our opinion relate to the methodology or assumptions adopted, would not, if altered, pose any insolvency risk to the plans.

The defined-benefit 02-A plan and the variable-contribution 02-B plan have insufficiencies of R$563,372.00 and R$760,200.15, respectively, that were accounted for as deficit but do not necessarily represent a financial imbalance, as such deficiencies relate to the volume of future normal and extraordinary contributions expected to be carried into the plans and that will be accounted for in the assets at the time when these assets are used to support future plan commitments, thus defeating potential insolvency or liquidity risks.

To calculate the present risk in the portion of vested benefits of the 02-B plan, a monthly average real contribution (MARC) is used as per the regulations. Mercer Gama provided us with a calculation formula (salary based) which was used to determine the contributions by active plan participants on a constant basis. We understand that the MARC should vary according to the rate of wage evolution as indicated by the wage growth assumption, which is not in effect. Additionally, we were not provided with a methodology for calculating the percentages at which the MARC is levied on the salaries; in other words, there is a possibility, the impact of which we could not measure, that the mathematical provision calculated for the risk benefits of active participants is improperly sized compared to good practice.

The Severance Incentive Plan (SIP), which affords only health care for a fixed term of 5 years, has a liability of R$ 836,241.17 as of 2013. This liability is expected to decrease in view that this is a fixed-term plan with only two years remaining and new registrations are not allowed. The plan has an inherent deficit resulting from the fact that it does not have an asset to cover benefits and is funded by the flow of contributions.

We understand that employing a capacity factor to measure health care liabilities is not the best practice in the situation. Medical costs increase according to specific sector rules. For this reason, we understand that there is no loss of benefit value over time due to inflation and therefore the use of a capacity factor is not appropriate.

From a legal perspective, our understanding is that plan benefits have been supported by regular and extraordinary contributions established on the basis of actuarial evaluations prepared by an independent actuary and reviewed by the regulatory body (Previc) in the case of the pension plans.

With regard to SIP, legal compliance is secured in that contributions are made according to the general rules of the plan.

October 2017

Privatization of Distributors of the Eletrobras System

Product 11: Amazonas Privatization Modeling Proposal

Consórcio Mais Energia B

To the

Banco Nacional de Desenvolvimento Econômico e Social (“BNDES” - Brazilian National Bank for Economic and Social Development) Av. República do Chile nº 100 Rio de Janeiro - RJ

Attention: Ms. Lidiane Delesderrier Gonçalves - Contract Manager OCS 028/2017 October 2017 Dear All,

     In accordance with our service contract OCS 028/2017 (“Contract”), executed between the BNDES and the Consórcio Mais Energia B (“Consortium”) on 02/14/2017, we present the result of our work made in the context of Privatization of the Distributors of the Eletrobras System.

     The result of our work is detailed in this document “Product 11: Privatization Modeling Proposal” (“Report”) of Amazonas, dated October 2017.

     Our work was developed aiming solely at the objective to assist the BNDES, in the quality as responsible for the performance and follow-up of the privatization of concessionaire companies as per Decree 8.893, in the evaluation of Amazonas, in accordance with the Contract and it was carried out on the basis of information provided by the administration of Amazonas and on the premises that this information is true and complete. This information has not been subject to tests or verifications, except when expressly defined in the scope of our works.

     In the case of access to the Report by third parties, it must be made available in full, provided that the applicable safeguard and limitations are known.

Sincerely,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., as leader of the Consortium.

Rogério Roberto Gollo	Marcio Jose Soares Lutterbach

     ** This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

2

Summary

Introduction		6
Section I -	Privatization context	7
1.	Approach	7
2.	Context	9
2.1	Overview	9
2.2	Institutional and Management Model of the Brazilian Electric Industry	10
2.3	Financial assessment and sales modeling conjuncture	12
3.	Relevant aspects of the Privatization Process	14
3.1	Deverticalization of Amazonas	14
3.1.1	Context	14
3.1.2	Legal aspects and background of deverticalization	14
3.1.3	Effects on the schedule and on the sales process	16
3.1.4	Scenario without deverticalization	16
3.2	CCC	17
3.2.1	Context	17
3.2.2	Negotiations	17
3.2.3	Negotiation operationalization	18
3.3	Other critical points, necessary adjustments and recommendations	18
3.4	Consent need in Financing Contracts	19
3.5	Deposit of Shares Owned by Eletrobras at FND	22
3.6	Remaining aspects to be considered	22
3.7	Payment methods	23
4.	Purpose of the Auction	24
4.1	Purpose of sale	24
4.2	Assessment of sale feasibility	24
5.	Relevant Aspects of Valuation	25
5.1	Relaxation of regulatory parameters	25
5.2	Debts	25
5.3	Total liabilities	27
5.4	Risks and Contingencies	27
5.4.1	Types of contingencies	27
5.4.2	Current status of contingencies	28
5.4.3	Negotiations to deal with contingencies	29
6.	Assessment of Synergies	30

7.	Adjustments on the Privatization model	35
7.1	Context	35
7.2	Base amount of valuation – Average between valuations of Services A & B	35
7.3	Relevant adjustments for privatization of Amazonas	36
7.3.1	Adjustment to comprise updated balance sheet until June 2017	36
7.3.2Adjustment related to Advance Payments for Future Capital Increases (AFACs)
		38
7.3.3	Tax adjustments –Tax Losses and Negative Base	39
7.3.4	Adjustment of the relaxation of regulatory parameters	39
8.	Capital and Corporate Structuring	41
8.1	Proposed capital and corporate structuring – Overview	41
8.2	Minimum adjustment of the capital structure – “Stage 1”	43
8.2.1	Symbolic value of shares sale (privatization)	43
8.2.2	Capitalization alternatives	44
8.3	Investor capitalization – “Stage 2”	44
8.4	Eletrobras corporate stake option	45
8.4.1	Justification	45
8.4.2	Eletrobras corporate stake threshold	46
8.4.3	Participation of Eletrobras in the governance of the company	46
8.4.4	Procedure for Eletrobras to increase its shareholding stake	47
8.5	Classes of shares	47
9.	Shares offering to active and retired employees	48
9.1	Mechanism	48
9.2	Definition of active and retired employees	48
9.3	Offer General Conditions	49
9.3.1	Offer take and differentiated conditions	49
9.3.2	Offsetting differentiated conditions to Eletrobras	50
9.3.3	Offer Procedure and Purchase Limits	50
9.3.4	Follow-up by minority stakeholders of investor underwriting	50
9.3.5	New controller shares repurchase obligation	50
9.4	Shares not acquired by active and retired employees	51
Section II -	Privatization proposal	52
10.	Summary of Amazonas’ privatization proposal	52
10.1	Amazonas’ Corporate Structure	52
10.2	Amazonas’ Sales Price Definition	52
10.2.1	Result of economic-financial evaluations	52
10.2.2	Balance update adjustment	53

10.2.3	Regulatory parameters relaxation adjustment	55
10.3	Sale vs. Liquidation Evaluation and consequent “pure” concession granting	55
10.4	Potentially convertible liabilities	56
10.5	Eletrobras capitalization value – “Stage 1”	56
10.6	Shares offering to active and retired employees	57
10.7	Investor capitalization – “Stage 2”	58
10.8	Amazonas’ final corporate structure	59
10.9	Investors Obligations	59
10.9.1	Financial obligations	60
10.9.2	Obligations defined in the Purchase Agreement	60
11.	Amazonas’ privatization schedule	61
Section III - Auction Model Proposal		62
12.	Model and Procedure of Auctions	62
12.1	Proposed model	62
12.2	Sequence	63
12.3	The right to participate	63
12.4	The right to withdraw bids	64
12.5	Bid procedures and values	64
12.6	Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and
	Grant’	66
12.7	Auction´s 2nd stage ranking criteria	68
12.8	Auction procedures	69
12.9	Scenario without deverticalization	70

Introduction

     This document refers to the report of Amazonas Privatization Model Proposal, produced by the Consórcio Mais Energia B. In it, proposals are included regarding the distributor’s privatization modeling, including conceptual models, technical recommendations and calculated values.

The report is divided into three sections, presented below:· Section I - Privatization Context· Section II - Privatization Proposal· Section III - Auction Model Proposal

     In Section I - Privatization Context, among other topics, the approach used to structure the modeling, the parameters that were used as guidelines to the analyses developed and conceptual aspects of the modeling are explained, including its main proposals, rationale and legal basis.

     In Section II - Privatization Proposal, the technical and quantitative specifications of proposals made in the previous section are presented. The corporate structure is set out thereof as well as the results of the valuation, the calculated values of adjustments in the capital structure and Amazonas's shares, in addition to the share offer conditions to employees, investors’ obligations and expected privatization schedule.

     In Section III - Auction Model Proposal, procedural aspects of the auction of the distributor are detailed. In this section, recommendations are made concerning the model and sequence of auctions, auction variables, base of values for investors’ offers and classification criteria and the definition of the winner.

     Finally, it should be noted that this document has been developed based on Amazonas’s other privatization processes documentation. Among other items, there served as input for this Privatization Modeling Report, the result of the economical and financial evaluations conducted by Services A and B, as well as the legal, tax, accounting-equity, technical-operational, actuarial, human and environmental resources diligences developed by Service B.

Section I - Privatization context

1. Approach

The sale model followed an analytical framework in which the main aspects pertaining to the privatization of Eletrobras's distribution companies are considered. These aspects were divided into eight interdependent dimensions and a ninth parallel approach.

Main dimensions and alternatives for sales modeling
Privatization Modeling
1
Auction Object
2
Corporate Structure
3
Fiscal and Tax Aspects
4
Risk Mitigation
5
Stakeholders and Investors
6
Synergies Assessment
7
Concessions Grouping
8
Auction Process and Sequencing
9
Use of tax levers to improve auction attractiveness

The nine dimensions analyzed are summarized below:

- Object of the auction: in the study, there were assessed, among other aspects, the financial, legal and operational feasibility of sale of control of the company associated with the renewal of the grant

- Corporate structure: for the definition of the corporate structure of the company aiming at its sale, alternatives of shareholding composition were studied, as well as issuance of shares and adjustments in the capital structure as a way to facilitate and optimize the sale of the company associated with the renewal of the grant

7

· Fiscal and tax aspects: relevant fiscal and tax aspects were considered, as well as tax required adjustments, for the definition of the value and the process of privatization and sale of companies· Risk mitigation: as part of the process of definition of the selling price, it was necessary to evaluate the impact and value of not yet provisioned contingencies, as well as possible alternatives to mitigate them, considering the prospects of Eletrobras and the investor in order to reduce risks related to the sale transaction· Stakeholders and investors: to enable and optimize the process of privatization and sales modeling, the study considered the perspective of several Stakeholders (such as, regulating entities, government agencies and consumers), as well as investors, who had their interest in acquiring distributors and their points of view analyzed through market sounding studies· Evaluation of synergies: the possible synergies between the companies were also evaluated and considered in modeling, analyzing the opportunities for synergies of their operations to find possible levers of value· Groupings of grants: likewise, possible groupings for sale of companies were analyzed in order to enable and leverage the value of the sale of the six distributors that are part of this process of privatization· Process and sequencing of the auction: auction models and their procedural aspects, as well as the sale of sequencing alternatives of the distributors were reviewed to increase the possibilities of sale of the distributors and also to create value· Use of tariff lever: in modeling, alternatives were included regarding regulatory levers which provided a review of the level of balance of the grants relating to companies in privatization process, eventually correcting potential lags

     When evaluating the nine perspectives addressed, the study made for the modeling of Amazonas sale, along with other distributors, sought to be comprehensive and evaluating all relevant aspects to the process of privatization of the companies, identifying alternatives of the sales process optimization.

2. Context

2.1 Overview

     The process of privatization of Eletrobras’s Distributors was started in the 90’s and resumed in 2016 through Decree 8.893/2016, which qualified as priorities within the framework of the Partnership Program in Investment (PPI) the privatization of the distribution companies and designated the BNDES responsible for the implementation and monitoring of the process of privatization.

     In this context, the BNDES hired Consórcio Mais Energia B to assist it in Privatization, involving from economic and financial valuation until the full diligence of current operations. Having completed the basic elements that allow attributing the value resulting from the distribution grants of electric energy, it remains to define how the privatization will actually take place. Such modeling combines corporate aspects, the form of capitalization, sales process, in order to increase the chance of success in attracting investors, as well as offering maximum competitiveness to obtain better conditions of offer to be received.

     The guidelines emanated by the sectorial and macroeconomic policy makers, regulators and planning entities, establish the need to offer a quality service in the respective grant areas. One believes that the attraction of an operator from the private sector will have full conditions to raise the efficiency level and to remunerate the necessary investments to the full compliance with the market.

     From the regulatory point of view, as a result of Public Hearings 094/2016 and 032/2017 of ANEEL [Brazilian National Electricity Agency] and Public Consultation MME 37/2017, several softening measures were introduced into the regulatory parameters, with the tariff model allowing conditions to bring back to balance the grant. It is unanimously manifested, both the discomfort with the precarious situation of the assignment condition, and the support to the efforts undertaken, so that one is successful with the privatization.

     A process of evaluation of market interest (Market Sounding) allowed identifying the existence of companies with recognized competence in the industry - particularly in social economic, geographic realities and similar environmental realities - with capacity to execute the reorganizations required for this process, confirm the reasoning of attractiveness of the privatized companies for potential investors and understand the major elements of concerns. One may also establish a rather specific map of the different level of interest of the market among the several grants.

     In this line, the vision of the sector investors could be obtained as to issues such as the grouping of the grants, the process of sale, sensitivity to different corporate models, the structure of capital to face the program of investments, the economic impact of the incorporation of investments to tariffs and the very contingencies bequeathed to the future operator, always with a view to optimize the competitiveness in the future auction.

     In short, from this context important lines of direction derive for the model that will be sketched as follows:

· Incorporation of new investor who will be focused on the improvement of the service and economic, financial and operational recovery of the company· Prioritization of solutions that allowed the transference of all the grants to the investors - seeking models that minimize risk of auctions without interested stakeholders· To make possible alternatives and solutions that allow generating value to the current stakeholder without losses to the consumers and the public power, including mechanisms that make possible the capture of value in the medium and long terms in the future operation, since there is the need for capitalization of the distributors to make possible the privatization auction· Search for factors that lead to the increase of the rivalry between the potential interested stakeholders, in order to provide greater competition

     Such guidelines lead to solutions that are highlighted by the mitigation of failure risks, simplicity and pragmatism in the search for alternatives for privatization. Below, we present how the modeling should be structured so as to maximize the success of the process.

2.2 Institutional and Management Model of the Brazilian Electric Industry

     The characteristics and peculiarities of the Brazilian electric industry have been considered in the study developed. Both its institutional model and its legal framework have been analyzed and used as parameter for the analyses proposed.

     Recently, new laws sought to address emergent challenges within the national scope (as for example Law 12.783/2013, with provision on grants of generation, transmission and distribution of electric energy, reduction of sectorial encumbrances and affordability). In this context, for this report, as noted in the previous section, Decree 8.893/2016 is of particular importance, which resumed the subject of privatizations of the Distributors, being the BNDES responsible for the execution and follow-up of the process.

     In fact, the edition of Law No. 13.360/2016, resulting from the conversion of MP 735/2016, brought a series of changes for the industry, including the supposition by CCEE of the competences attributed before to Eletrobras on the management of the account of Global

Reserve of Reversion (“RGR”), as well as the Account of Energy Development (“CDE”) and of the Account of Fuel Consumption (“CCC”) from May 1st, 2017, at no hard to the performance of Internal or External Control Agencies of the federal public administration on the management of these accounts.

     Additionally, Decree No. 9.143/2017, that regulated Law No. 13.360/2017, by bringing provisions on the commercialization of electric energy, tried to provide the incentive to efficiency, to the correct allocation of the risks among the consumers and investors, as well as mitigate the obstacles to attract new investments to the electric energy industry, especially when establishing that the auctions of new energy and existing energy can be carried out fairly ahead of time and more relaxed, in addition to the possibility of the distribution agents to negotiate with free consumers and other agents from the Free Environment Contracting (“ACL”), sale contracts of backed by excess of energy contracted, as per ANEEL regulation.

     Furthermore, it must be highlighted that, by means of the Public Consultation No. 33 (CP 33), of the Ministry of Mines and Energy (“MME”), already closed, on ‘Improvement of the legal landmark of the electric industry’, proposals of legal measures had been discussed that make possible the future of the electric industry, searching sustainability in the long run

     In addition, Law No. 13.360/2016 amended Law No. 12.783/2013, with the objective to make possible the bidding of companies under direct or indirect control of the Union, States, Federal District and Municipalities, whose grants had not been extending, foreseeing the possibility of the Union to promote bidding associated with the transference of the shareholding control of the concessionaire, granting a new grant contract for the period of 30 years. This law also establishes the possibility of inversion of the qualification phases and judgment of the auction, so as to guarantee greater speed and efficiency to the bidding process.

     It should be stood out that, as far as the bidding of distribution or transmission grant associated to the transfer of control of legal person, provider of public service of electric energy is concerning, dealt with Law No. 12.783/2013, it became necessary to edit a regulatory decree, with the purpose to, among other conditions: i) to establish requirements to be observed by the controller of the responsible legal entity for the provision of the service of distribution of electric energy, for such bid; ii) attributions of the BNDES in the execution and the follow-up of the privatization process; iii) criteria for new concession without control handover (Decree Draft that regulates the bid of distribution grant associated with the utility control handover of legal entity provider of public service of electric energy).

     The new grant contract applicable to the mentioned bid associated with the shareholding control handover of the concessionaire, whose draft was elaborated by Aneel at the request of the MME and submitted the public consultation, was object of new public consultation in the period of 08/28/2017 to 09/06/2017, in virtue of adjustments proposed by means of Ordinance MME No. 342/2017, due to the fact that it was noted the existence of unbalance regarding the operational costs, losses of electric energy and loans with resources from RGR, made to assure the continuity of the service provided under the assignment mode and that, by force of provisions of Law No. 12.783/2013, should have been assumed by the new concessionaire, which could make impracticable the intended bid.

     Another point to be considered is with regard to the tariff process concerning the provision of public service of electric energy distribution by agency or entity of the federal public administration. It is highlighted that the Ordinance MME No. 388/2016, which approved the terms and conditions for the provision of such services, in accordance with art. 9, Paragraph 1, of Law No. 12.783/2013, was amended by Ordinance MME No. 346/2017, published in the DOU [Federal Official Gazette] on 08/31/2017, to establish that in the tariff process of year 2017, ANEEL should make flexible, in a temporary way, the regulatory parameters relating to the operating costs in order to enable the economic balance of the grant being bid pursuant to art. 8 of Law No. 12.783/2013.

     It is further highlighted that the tariff relaxation resulting from ANEEL’s Technical Notes 351/2017, of 07/24/2017, and 149/2017, of 09/08/2017, which restores levels of regulatory parameters – such as DEC/FEC, PMSO and RGR - aiming at the economic-financial balance of the grants of electric energy under analysis.

     Finally, it is stood out that, considering the schedule foreseen for conclusion of the privatization process, as one will see below, it is quite probable that Ordinances MME 420 to

425/2016 that designated the Distributors of Eletrobras (Amazonas, Boa Vista, Ceal, Cepisa, Ceron and Eletroacre) as responsible for the provision of the public service of distribution of electric energy until the supposition of a new concessionaire or up to December 31st, 2017, whichever occurs first, deserve to be amended to extend such service provision deadline for a period that suffices to the conclusion of the privatization process.

2.3 Financial assessment and sales modeling conjuncture

     As it shall be shown below, in Item 5 – Relevant Aspects of Valuation, in the course of the due diligence and financial evaluation of Eletrobras’s distributors, relevant issues were identified affecting significantly the value of the stakeholder of the companies.

     Initially, it was assessed that these organizations have amounts of debts of high values. These debts were accumulated by Eletrobras’s distributors over the years, both with the Holding

Company (with loans of various types) and with suppliers. Such debts, in turn, often continue to be rolled over or have increasing cost in relation to the non-payment of the principal or even of interests.

     It was also identified that the distributors of Eletrobras have contingencies – additional to those provided on the balance sheets – of significant value. These contingencies, from judicial and administrative proceedings and tax aspects, fiscal and labor not yet materialized, among others, also contribute to the reduction of the value of the equity of the companies.

     Additionally, it has found in financial and operational evaluation that these companies demand high values of investments in the early years of the new grant. These investments are required, both to facilitate the improvement of financial performance expected and to meet regulatory metrics of service level.

     Thus, even in a valuation in which there is the expectation of bold operational and financial performance optimization of the six distributors of Eletrobras in the privatization process, the factors listed overlapped to improvements, resulting often in a negative value to the stakeholder.

     It should be emphasized that the financial evaluation has already considered the new draft of the grant contract, resulted from contributions in the Public Hearing No. 094/2016 and the Technical Note No. 182/2017 of ANEEL. The regulatory body also reviewed and identified that these grants are unbalanced, granting regulatory parameter relaxation (Technical Notes No. 351/2017 and No. 149/2017, this last part of the Public Hearing No. 032/2017) to bring the grants back in balance, which will result in increased tariff revenues and reduction of loan value of RGR. Consequently, the financial evaluation conducted by the Consortium considered the relaxation made by ANEEL.

     It is also highlighted that, in accordance with the Decree Draft that regulates the grant bid of distribution associated with the transfer of control of legal entity service provider of electric energy, dealt with by Law No. 12.783, of January 11th, 2013, the distributors of Eletrobras to be privatized that are in areas of grant benefited by the relaxation of regulatory parameters, deriving from the Technical Note No. 351/2017 must have specific treatment. If the value to the stakeholders of these companies is positive in light of regulatory flexibilizations granted, the relaxed parameters must be readjusted so that the value to the stakeholders of these companies is equal to zero. Thus, the possibility that the consumers of the areas of the grant in question are burdened with additional exceptional tariffs to those necessary for the companies holders of the grant operate under financial balance is eliminated.

     Thus, the financial evaluation and modeling of sale of the companies conducted by the Consortium considered the necessary legal and regulatory aspects for the privatization process.

     The modeling performed also tried to structure sale alternatives so these companies could increase their financial attractiveness and legal security to the investor. So, facing a scenario where the stakeholder values of these companies are negative or equal to zero, one optimized their sale potential.

3. Relevant aspects of the Privatization Process

3.1 Deverticalization of Amazonas

3.1.1 Context

     The complexity of the privatization of Amazonas Distribuidora (Amazonas-D) has been widely documented in the economic-financial evaluation reports and in the legal and accounting diligences of the equity, among others. It stands out as the main obstacle to the transfer of the control of the company the separation of the business of generation/transmission (now incorporated into the Amazonas subsidiary-GT) of the distribution business (including distributed generation into the interior of the Amazonas - Amazonas-D).

     In the current configuration Amazonas-GT is a subsidiary of Amazonas-D, and there is an evaluation prepared for its division and incorporation to Eletrobras holding. After this split, the Amazonas-D would be configured for a pure effective dedication to a grant contract of electrical energy distribution.

     However, the division depends on negotiations of themes that transcend the Eletrobras group. These negotiations involve Petrobras and Companhia de Gás (Cigás) consent to transfer the Gas contract from Amazonas D to Amazonas GT, among other factors. Among the most complex aspects involved in this negotiation, stands out the discussion of responsibility and allocation of contracted gas surplus related to electricity power generation verified demand. In addition, negotiations are influenced Amazonas D debt related to Petrobras, which total amount would be partially offset by sector funds (CDE/CCC) receivables. However, these receivables are also object of discussions with ANEEL.

     Consequently, aspects of interdependence and circular relationships between these negotiations and decisions result in the impossibility to define assertively the privatization schedule of this company. Therefore, in order to proceed with privatization through the sale of the company associated with the granting of the concession, as a recommendation of this Consortium, it is required that Eletrobras be able to proceed deverticalization previously. Otherwise, it will remain to the government and the competent authorities the possibility of granting a new pure concession without the sale of Amazonas-D.

     It is important to note that the valuation and modeling of privatization of Amazonas consider the company already deverticalized throughout its analysis. Thus, any impacts produced by the process of deverticalization of the distributor shall be observed, and may be considered in future analyses.

3.1.2 Legal aspects and background of deverticalization

     Law No. 9.074/1995, in its article 4, paragraph 5, provides that the concessionaires, permissionaires and the authorized public service power distribution companies working in the National Interconnected System – (SIN - Sistema Interligado Nacional) are not allowed to develop services of generation and transmission of electrical energy, among other activities.

     This same art. 4, in Paragraph 7, of the referred Law No. 9.074/1995, determines that the concessionaires or authorized generation companies also may not be related or controllers of companies that develop activities of distribution of electric energy.

     In this sense, Eletrobras and Amazonas deliberated that the generation and transmission activities carried out by Amazonas were segregated from their electrical distribution activity, procedure known as “deverticalization”.

     At Amazonas, this process of deverticalization began with the establishment of a new company under the Eletrobras system for purposes of generation and transmission of energy, called Amazonas GT. As a result, the process followed with a corporate reorganization consistent to assets drop down linked to the generation and transmission of electric power from Amazonas for Amazonas GT, culminating, at the end of the process, with Eletrobras assuming all of the shares of Amazonas GT.

     The first step of this corporate reorganization, which consisted of carrying out a capital increase at Amazonas GT, involving assets, rights and obligations related to the activities of generation and transmission by Amazonas, has already been held..

The second step, in principle, would consist of:

i. Assumption by Eletrobras, of debt that Amazonas has before Petrobras because of gas purchase contracts through debt assumption instrument;

ii. Private issuance by Amazonas, of debentures convertible and exchangeable for 100% of the shares issued by Amazonas GT, to be fully underwritten and paid in by Eletrobras, with the totality of the credit held next to Amazonas, derived from the Assumption of Debt; and

iii. Redemption of the Debentures by Amazonas, by means of delivery to Eletrobras, of the totality withheld debentures by the Company at Amazonas GT, operation not yet concluded, due to dependence on partial segregation of the Contract of Purchase and Sale of Natural Gas (OC 1902/2006)

     The partial assign of the Purchase and Sale Contract of Natural gas (OC 1902/2006) concerning the potential consumption of PIEs of the capital, Manaus, to be transferred to Amazonas GT, depends on the previous consent of Petróleo Brasileiro S.A. (“Petrobras”). This, in turn, requires the outstanding debts to be traded as a condition for the agreement with the assign of the purchase and sale gas contract required to deverticalization.

     According to the information provided by Eletrobras, the parties are discussing the possibility of not carrying out the procedures relative the issuance and redemption of debentures described above, because of the difficulty in obtaining the consent of Petrobras in assumption of debt described in item (i) above, and, instead, hold a restitution payment of other debts not related to this contract and the transfer of the shares of Amazonas GT owned by Amazonas D in return.

     Based on information supplied by Eletrobras, in case of an agreement with Petrobras, it is expected that the process of internal procedures of deverticalization at Eletrobras to be completed within 60 days after the execution of the agreement, which respective schedule and related documents were not available to this Consortium until the delivery date of the modeling report.

     It must be considered that deverticalization was approved by AGE No. 162 of Eletrobras, having also received approval by ANEEL.

     Still, once defined the agreement, Amazonas’s sale modeling could be resumed and the documents should be evaluated by the Consortium.

     Thus, considering the applicable legal seal to electricity distributors to develop services of generation and transmission of energy, as well as that the concessionaires or authorized companies of generation cannot be affiliates or controller of companies developing electric power distribution activities, the privatization of Amazonas cannot be started until its deverticalization process is completed, excluding specific cases that permit distributors to select generation or transmission assets, such as part of isolated system in the interior of the state of Amazonas.

3.1.3 Effects on the schedule and on the sales process

     In view of the aspects set out in previous items, it is necessary that deverticalization is completed. so that the distributor will continue with the process and schedule set out in Item 11 – Amazonas Privatization Schedule of this report - including corporate adjustments and in capital structure, among others.

     Therefore, in the case of progression of understanding between Eletrobras and Petrobras, the corporate and financial adjustments to be made at the distributing company must consider the effects of the economic and legal definitions laid down in the agreement. Capitalization that need to be made by Eletrobras, as well as the availability of debt credits for any adjustments in the structure of capital – if it is an alternative within the interest of Eletrobras– must also be evaluated.

     Finally, it is recommended that, once considered the effects resulting from the deverticalization of Amazonas, the proposals contained in this report for the distributors are followed.

3.1.4 Scenario without deverticalization

     In the case of deverticalization of Amazonas does not occur or is not performed within the time limit set by the competent governmental bodies, the alternative of selling ‘pure concession’ must be considered by the responsible authorities.

     The sale of the ‘pure concession´ is defined as the bidding for granting the distribution concession disassociated from the transfer of control of the current operating company (Amazonas D). In this case, the current company would be remunerated by the value of non depreciated assets.

     In this scenario, despite the change in the object of sale of the auction, there is no change in its processes and parameters. However, the bidding of the concession would be led by ANEEL under terms of Article 15 of the Draft of the Decree and Article 3, Item II, of Law 9.427/96. The details are described in Section III - Auction Model Proposal.

3.2 CCC

3.2.1 Context

     It should also be noted that in this model, it is possible that Amazonas has values related to CCC, previously provided as amounts receivable in the balance sheet, reverted to accounts payable in view of technical decisions of ANEEL. The accounting difference in question has relevant value:

VALUES REGARDING AMAZONAS CCC

A) Credits[1] (assets) in Jun/17 balance		R$ 3,968,689,000.00
B) Payables estimate[2] (liabilities)		R$ (2,998,848,507.12)
C = B-A) Accounting difference estimate between credits and payables		R$ (6,967,537,507.12)

Note: Reference values, subject to diligence and auditors’ and regulators’ assessment
1)	Source: Distributor’s financial statement from June 2017
2)	Estimate value, not under diligence

     We understand that this issue is still under discussion between the interested parties and, therefore, ANEEL's unfavorable decisions to Amazonas can be reversed. However, the potential reversal of an unfavorable decision should not occur in a timely manner for the completion of this document or even within the timeline of privatization planned for the distribution company.

     It is likely that the attractiveness of the auction to investors be compromised without definitions relating to CCC. The possible loss of credit rights – and the need for return of values – would remove any economic return of the business. The values under discussion are quite significant and relevant when compared to the economic value of the distributor. Thus, it is possible that the risk of loss relating to CCC does not justify the potential gains with the acquisition of the company by the investor.

     In this regard, the proposed model for privatization seeks to neutralize potential effects on the appraisal resulting from the uncertainty in the amount effectively recognized of the accounting difference of CCC's credits. This proposal increases the assertiveness of the value for the privatization of Amazonas, as it enables Eletrobras to enjoy any upsides arising from the reduction of this potential loss amount.

3.2.2 Negotiations

     Given the relevance of the value discussed for the valuation of the Amazonas and the unpredictability of the deadline for a final decision regarding this topic, it is recommended that the responsibility – including possible benefits and burdens – concerning the current discussion about the CCC credits be transferred from Amazonas to the holding company of Eletrobras. Thus, the effect of the current questioning would be neutral in the financial evaluation of the distribution company and in its sales model.

     To this end, it is proposed that a transfer of the receivables concerning CCC equivalent to value in dispute be made – and burdens in equal amount. This transfer would occur through the assign of current rights relating to CCC credits and financial obligations (for example, payables to CCC, other debts etc.) equivalent from the subsidiary to the holding company.

     As a result, in the case of an unfavorable decision, Eletrobras would be charged with the burden of loss, which would occur if the issue were priced on the sale model for the process of privatization of the distributor. In the case of a favorable decision, Eletrobras would reverse this potential loss, receiving the CCC credits and bearing obligations of equivalent value.

     It stands out, also, that the transfer of credits and obligations related to the CCC must have the consent of the regulators and come accompanied by considerations of external auditors of the company, following the approval of the level of governance in charge.

     Thus, with the absorption of these credits by Eletrobras, the impact on the values in question is considered neutral, without interference in the stakeholder value of the company or to the privatization process.

     In the case of Eletrobras cannot absorb the credits as per the recommended proposal – or that of any financial, technical or legal limitation occurs - that impedes the transfer of obligations in an amount equivalent to the credits, it is suggested that the holding company considers the possibility to capitalize the distributor. Such capitalization may occur at the discretion of Eletrobras, according to the best alternatives for the state-owned company.

3.2.3 Negotiation operationalization

     In order to facilitate negotiations, Eletrobras should, among other things that may be needed: i) Define the value and availability of CCC rights and obligations in an amount equivalent to the subsidiary transfer to the holding ii) Analyze financial and accounting specific effects, among other aspects relevant to the company iii) Analyze corporate and legal specific requirements to follow, as well as realize them in case one proceeds with the recommendation iv) Seek the consent of regulators for the operation

3.3 Other critical points, necessary adjustments and recommendations

     In the case of Amazonas, there are no other critical impeding points for its process of privatization, in addition to the issues of the Gas Contract and deverticalization reported earlier.

     During the process of Legal Due Diligence of Amazonas other relevant points were described in the Report and displayed in its Executive Summary. Although not inhibitory to the process of privatization of this distributor, the new investor should be aware of them so that he can make applicable arrangements.

     Among the important issues, but not deterrent, to be considered, are highlighted the contracts of financial nature, whose prior consent of the creditor is recommended in order to avoid the prepayment of the debt.

3.4 Consent need in Financing Contracts

     Some financing contracts signed by the distributors may have the need to obtain prior and express consent from the creditor in the event of a change of control of Amazonas.

     Otherwise, according to the terms of each contract, there may be legal and/or financial implications to Amazonas, Eletrobras, investor and, eventually, to the privatization process, depending on the possible prepayment of debt if the commitment to payment is not assumed by the new investor.

     Thereby, the financing agreements with the need for consent from the creditor are listed below, and must have their applications addressed by Amazonas and Eletrobras:

No.	Type of document	Lender	Date of Signature
	Private Debt	Petrobras Distribuidora S.A.	12/31/2014
1	Acknowledgement Instrument
	Private Debt	Petrobras Distribuidora S.A.	12/31/2014
2	Acknowledgement Instrument
	Private Debt	Petrobras Distribuidora S.A.	03/27/2012
3	Acknowledgement Instrument
	Private Debt	Petróleo Brasileiro S.A. -	12/31/2014
4	Acknowledgement Instrument	Petrobras
	Purchase and Sale of Natural	Gas company of Amazonas -	06/01/2006
	Gas	CIGAS, with intervenience-
5		consent of Petróleo Brasileiro
S.A. - Petrobrás

Contract No. 1
Creditor:	Petrobras Distribuidora S.A.
Intervenor:	Eletrobras
Object:	Confession of debt due on the period July 1st, 2010 to April 24th, 2014, valued at
R$ 2,295,290,972.71
Amount:	R$ 2,295,290,972.71
Interests:	The installments shall be corrected by the rate of interest equivalent to the
SELIC for federal securities
Grace Period:	Not applicable
Principal payment:	120 monthly and successive installments
Guarantees:	Surety guarantee provided by the Union that undertakes for the loyal, punctual and integral payment of the entire obligation of AMAZONAS arising from the contract
Relevant obligations:	Failure to pay (not remedied within 5 working days from the due date), shall subject AMAZONAS to moratorium fine of 2% on debt
Anticipated maturity:	The contract will be terminated in advance in the case of:
(i) non-payment of 03 consecutive installments or alternated, provided this is not remedied by AMAZONAS within 5 working days from the due date of the final default installment;
(ii) liquidation, judicial or extrajudicial recovery request, application, declaration or approval of bankruptcy of AMAZONAS;
(iii) protest of obligation greater than R $500,000,000.00 or filing of any other judicial or extrajudicial measure in face of the AMAZONAS that can demonstrably affect the ability to pay the debt;
(iv) succession of AMAZONAS or any corporate reorganization that implies change in the controlling interest of Eletrobras or AMAZONAS, without the prior consent of the Creditor;

(v) accelerated maturity of any other financial contract concluded by
AMAZONAS, with guarantee of the Union;
(vi) inclusion in corporate agreement or corporate bylaws of AMAZONAS of devices that imply damage or restrictions on the ability to pay financial obligations arising from the contract
Other important clauses:	The contract will initiate its validity with its signature and it will be terminated with the total liquidation of the debt

Contract No. 2
Creditor:	Petrobras Distribuidora S.A.
Intervenor:	Eletrobras
Object:	Confession of debt due in the period July 24th, 2014 to April 30th , 2014, valued at R$ 1,018,440,782.60
Amount:	R$ 1,018,440,782.60
Interests:	The installments shall be corrected by the rate of interest equivalent to the
SELIC for federal securities
Grace Period:	Not applicable
Principal payment:	120 monthly and successive installments
Guarantees:	Surety guarantee provided by the Union that undertakes for the loyal, punctual and integral payment of the entire obligation of AMAZONAS arising from the contract
Relevant obligations:	Failure to pay (not remedied within 5 working days from the due date), shall subject AMAZONAS to moratorium fine of 2% on debt
Anticipated maturity:	The contract will be terminated in advance in the case of:
(i) non-payment of 03 consecutive installments or alternated, provided this is not remedied by AMAZONAS within 5 working days from the due date of the final default installment;
(ii) liquidation, judicial or extrajudicial recovery request, application, declaration or approval of bankruptcy of AMAZONAS;
(iii) protest of obligation greater than R $500,000,000.00 or filing of any other judicial or extrajudicial measure in face of the AMAZONAS that can demonstrably affect the ability to pay the debt;
(iv) succession of AMAZONAS or any corporate reorganization that implies change in the controlling interest of Eletrobras or AMAZONAS, without the prior consent of the Creditor;
(v) accelerated maturity of any other financial contract concluded by
AMAZONAS, with guarantee of the Union;
(vi) inclusion in corporate agreement or corporate bylaws of AMAZONAS of devices that imply damage or restrictions on the ability to pay financial obligations arising from the contract
Other important clauses:	The contract will initiate its validity with its signature and it will be terminated with the total liquidation of the debt

Contract No. 3
Creditor:	Petrobras Distribuidora S.A.
Intervenor:	Eletrobras
Object:	Confession of debt amounting to R$ 720,532,407.39, related to the supply of petroleum products
Amount:	R$ 849,635,654.18
Interests:	The installments shall be corrected by the rate of interest equivalent to the
SELIC for federal securities
Grace Period:	Not applicable
Principal payment:	60 monthly and successive installments
Guarantees:	Guarantee surety provided by Eletrobras
Relevant obligations:	The non-payment or termination by fact attributable to the AMAZONAS, shall subject AMAZON to fine of 2% moratorium on debt, regardless of notice or judicial or extrajudicial notification
Anticipated maturity:	The contract will be terminated in advance in the case of:
(i) tardiness in payments;
(ii) liquidation, judicial or extrajudicial recovery request, application, declaration or approval of bankruptcy of AMAZONAS;
(iii) succession of AMAZON or any operation involving the replacement of this by another; and
(iv) contract breach.
Other important clauses:	Not applicable

Contract No. 4
Creditor:	Petróleo Brasileiro S.A. - Petrobras
Intervenor:	Eletrobras
Object:	Confession of debt in the amount of R$ 3,257,365,513.24 arising out of contracts of purchase and sale of natural gas signed between AMAZONAS, the
Companhia de Gás do Amazonas (Cigás) and Petróleo Brasileiro S.A. -
Petrobras
Amount:	R$ 3,257,365,513.24
Interests:	The installments shall be corrected by the rate of interest equivalent to the
SELIC for federal securities
Grace Period:	Not applicable
Principal payment:	120 monthly and successive installments
Guarantees:	Surety guarantee provided by the Union that undertakes for the loyal, punctual and integral payment of the entire obligation of AMAZONAS arising from the contract
Relevant obligations:	Failure to pay (not remedied within 5 working days from the due date), shall subject AMAZONAS to moratorium fine of 2% on debt
Anticipated maturity:	The contract will be terminated in advance in the case of:
(i) non-payment of 03 consecutive installments or alternated, provided this is not remedied by AMAZONAS within 5 working days from the due date of the final default installment;
(ii) liquidation, judicial or extrajudicial recovery request, application, declaration or approval of bankruptcy of AMAZONAS;
(iii) protest of obligation greater than R $500,000,000.00 or filing of any other judicial or extrajudicial measure in face of the AMAZONAS that can demonstrably affect the ability to pay the debt;
(iv) succession of AMAZONAS or any corporate reorganization that implies change in the controlling interest of Eletrobras or AMAZONAS, without the prior consent of the Creditor;
(v) accelerated maturity of any other financial contract concluded by
AMAZONAS, with guarantee of the Union;
(vi) inclusion in corporate agreement or corporate bylaws of AMAZONAS of devices that imply damage or restrictions on the ability to pay financial obligations arising from the contract
Other important clauses:	The contract will initiate its validity with its signature and it will be terminated with the total liquidation of the debt

Contract No. 5
Document:	Agreement of purchase and sale of Natural gas (OC 1902/2006) Downstream
Parties:	Seller: Companhia de Gás do Amazonas – CIGÀS
Buyer: Manaus Energia S.A.
Consenting actors: PETROBRAS, Centrais Elétricas Brasileiras S.A. -
ELETROBRAS and Centrais Elétricas do Norte do Brasil S.A. -
ELETRONORTE
Date:	06/01/2006
Object:	Supply of gas by Cigás to Manaus Energia S.A. take or pay mode, as well defined as the obligation of Manaus Energia S.A. to withdraw and if not remove pay at least one volume of gas each month equivalent to 70% of the contractual quantity.
The gas supplied aims thermoelectric generation for AMAZONAS, or for other power generation dealer or independent power producer
Validity Period:	20 years from the date of signature
Main terms:	- Ship or pay of 100% (one hundred per cent) for the volume of 5.5 million
m3/day;
- Take or pay of 70% and 80% of the annual monthly quantity of contract;
- Estimated investment in R$ 2,487,643,000.00 for design, construction,
Assembly and transportation system pre-operation, based on the conceptual design of the project, with depreciation of 30 years;
- Payments are made in payment account opened and maintained by CIGÁS;
- Moratorium charges: variation of SELIC and 2% fine on the value of the principal;
- Assignable contract only upon consent of the parties and the consenting actors and provided evidence that the transferee applicant demonstrate technical capacity and financial and economic to assume the obligations arising from the contract, on pain of termination of the contract;
- ELETROBRAS signs the contract of surety and quality responsible solidarity of the obligations assumed by MANAUS ENERGIA

     Contract No. 5 is obstacle to deverticalization of Amazonas, with the prior consent of Petróleo Brasileiro S.A. (“PETROBRA'S”) necessary for the process. This, in turn, requires the outstanding debts be traded as a condition for the agreement with the assign of the purchase and sale contract of the gas required to deverticalization. As mentioned in Item 3.1 -Deverticalization of Amazonas, the addressing of this topic will be party to suit of deverticalization of the distributor, prerequisite for this modeling of privatization.

3.5 Deposit of Shares Owned by Eletrobras at FND

     The Nominative Share Record Book of all Distributors mentioned blockage of all shares owned by Eletrobras to the benefit of the National Privatization Fund – FND, administered by BNDES, in compliance with the Law no. 9.491/1997.

3.6 Remaining aspects to be considered

     Remaining aspects shall be considered, the measures of which are within and outside the scope of Distributors are vital for the privatization process, as per the chart below:

ACTIONS ON DISTRIBUTOR’S SCOPE
Obtaining authorization from Executive Board, Supervisory Board, Board of Directors to perform capital increases on the Distributor
Performance of General Meeting specially convened to approve the Distributors’ capital stock, as well as an increase of capital stock by underwriting of new shares

ACTIONS ON ELETROBRAS’ SCOPE
Obtaining authorization from Executive Board and the Board of Directors to perform the privatization of Distributor
Performance of General Meeting convened to approve the privatization of Distributor
Performance of the necessary procedures to fulfill CVM [Brazilian Securities and Exchange Commission], NYSE, and Latibex

ACTIONS OUTSIDE THE DISTRIBUTOR’S AND ELETROBRAS’ SCOPE
Obtaining prior approval from CADE provided on articles 88 and 90 of the Law 12.529/2011 and CADE Resolution no. 02/2012
Obtaining prior consent from ANEEL for share control transference (Art. 27 of the Law 8.987/95 Art 4, XI, of Annex I of the Decree 2.335/97, in addition to the provisions of ANEEL Normative Resolution 484/2012)
Obtaining approval from the Board of the Investment Partnership Program (CPPI - Conselho do Programa de Parcerias de Investimentos) regarding operational modality, conditions and adjustments to be applied to the privatization (Law 9.491/97)
Follow-up, surveillance, and evaluation of the privatization process by the Federal Court of Auditors (TCU - Tribunal de Contas da União) (IN TCU 27/1998)

3.7 Payment methods

     Under the Law No. 9.491/97, the payment methods in a privatization process shall be recommended by the National Privatization Council (CND), now replaced with the Board of the Investment Partnership Program of the Presidency of the Republic (CPPI), for approval by the President of the Republic. The latter may authorize remaining payment methods within the scope of the National Privatization Program, as recommended by the CPPI.

     The Law also requires disclosure of selected items on the conditions for disposal of the concerned company’s shareholding control, through publication at the Brazilian Federal Official

Gazette and in nationally recognized newspapers. In particular, the following shall be disclosed:· Any dividend payments to the Federal Government (or to companies controlled by it) and contributions of capital to the capital account provided by it over the last 15 years;· Creation of special shares and the powers defined to them (as applicable).

     For the event of Amazonas privatization, the defined payments are recommended to be made in full through the stock exchange (B3), by means of the effective currency, upon sale settlement.

     The remaining procedural aspects shall be detailed in the Request for Proposal of Privatization, Manual of Auction Procedures, Procedural Manual for Offering of Shares to Active and Retired Employees and associated agreements.

4. Purpose of the Auction

4.1 Purpose of sale

As outlined in Law No. 12.783/2013, as amended by Law no. 13.360/2016, and in the Decree Draft, which regulates the distributorship concession bid associated with the assignment of control of corporation providing public electric power utility services, the purpose of the auction is sale of the company associated with granting of the public electric power distribution service.

For definition, the applied analysis methodology considered both financial (amount of concession, equity value, etc.) and legal (regulatory feasibility) aspects when defining and assessing the purposes.

The alternative sale of the company associated with concession granting consists in joint auction of the concession granting and disposal of the distributor company's shareholding control. Thus, the concession is simultaneously extended to the company itself and the shareholding control is assigned to the new controlling stakeholder.

If Eletrobras fails to approve the adjustments, the legal provisions dealing with pure concession granting shall be applied. Accordingly, in this case, the auction for sale of the company associated with concession granting shall not be conducted.

4.2 Assessment of sale feasibility

Based on the rationale described in the prior item, from four dimensions, the auction purpose for Amazonas was defined as shown below.

Sale viability assessment - Current scenario
Legal readiness (for sale in 2017)
Financial effect (vs. liquidation)
Financial attractiveness (stand-alone)
Investors' interest
Possible sale modality
Amazonas
Untangling of gas contract
Debt to Petrobras
Deverticalization
Posterior sale (after adjustments) or pure concession

Initially, we identified whether Amazonas is legally able to be sold within the desired schedule.

Then, we assessed whether the financial consequence of selling the company associated with the concession was more beneficial to Eletrobras as compared to liquidating the company with the resulting disposal of the pure concession.

We also analyzed whether Amazonas holds financial attractiveness as a stand-alone company, i.e., individually.

Finally, based on the conducted market sounding, we identified whether there are investors potentially interested in acquiring the company.

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     Since Amazonas met the requirements of these four perspectives, it was concluded that the company would be able to be sold in an auction associated with the concession granting, as soon as the deadlocks to negotiation thereof would be solved.

5. Relevant Aspects of Valuation

5.1 Relaxation of regulatory parameters

     It should be taken into consideration that the companies’ valuation already considers, among the flow perspectives, the consequences of the Technical Notes 351/2017 and 149/2017 of ANEEL, the latter being the result of the Open Court 032/2017, providing for loosening of regulatory metrics for financially unbalanced concessions, including Amazonas.

     Such ANEEL Technical Notes loosened for the company the regulatory values of the PMSO and RGR metrics of the designation period. As a result, there is increased financial setoff through tariff to the distributors and the resulting decreased volume of RGR loan, increasing the revenues thereof and, accordingly, its cash flow.

     Such parameters shall be loosened from the tariff process dated 2017, initiated on November 01 of this year, up to the first regular review of the new utility to be contracted by means of a bid, estimated to be held in 2023.

     Such parameters shall be used as auction variables, with their methodology and values being explained in Item 12.6 - Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’.

5.2 Debts

     The indebtedness levels of Eletrobras distributors are quite high, and the debts may be divided into three major groups: Debts with Eletrobras; Debts with Specific Third Parties and Debts with Other Third Parties. Debts with Eletrobras in turn may be rated according to their origin: Ordinary Resources, RGR, Banco Mundial and Eletrobras related parties.

a) Debts with Eletrobras: refer to funds with the Holding or through it by means of onlending. Since Eletrobras itself holds the credit rights, the debts may be used by the company as means to optimize the capital structure of its distributors.

o World Bank: Eletrobras holds funds obtained with World Bank for the purpose of investing in improved infrastructures, project named by the companies as “Projeto Energia+” [Project Energy+]. Such funds are then lent to distributors as loans and financing.

o RGR (Global Reversal Reserve): Refers to amounts raised by Eletrobras for the distributor with the Global Reversal Reserve (RGR). Thus, the sums are due by the distributor to Eletrobras, associated with funds raised from the RGR. The amounts found in the balance sheet, as of the base date of this report (12/31/2016) are mostly from loans obtained prior to the designation period.

RGR pre-PPST (temporary service provision period): Amount of debt arising out of the pre-PPST period, when the funds were aimed at financing investments of the distributors.

§ RGR PPST (temporary service provision period): Debt amount arising out of the PPST period, initiated in November 2016. Within the scope of the concession agreement termination and beginning of such period, the RGR onlending changed their purpose to maintaining the companies’ activities ensuring the so-called “Appropriate Remuneration”, as defined in the Technical Note 331 dated September

13, 2016. By the end of this Item, the estimated sums of the debts with RGR are provided until the end of February 2018 (date estimated for entry of the potential investors in the operations), considering the fund-raising operations in the service provision period.

o Ordinary Resources: Own fund onlending by Eletrobras to the distributors, through loans, usually with low financing cost and for the purpose of covering operating deficits. Therefore, this debt is directly due from the distributor to the Holding, without involving Third Parties.

o Advance Payment for Future Capital Increase (AFAC): Refers to funds contributed by Eletrobras at the distributors for future capital increases.

Usually, AFACs are paid-up as capital within up to one year of their composition, but that is not a requirement, and they may be kept in the balance sheet as distributor debt. Currently, only Eletrobras is responsible for contributing AFAC sums in the distributors.

o Related Parties: Refer to debts contracted with other Eletrobras distributors or companies, except the Holding. Among the major related parties with effective credits we may mention, for instance, Eletronorte, Furnas and Chesf.

Like in the case of the debts contracted directly with Eletrobras Holding, the company has preference over the funds, and may use the same alternatives as mentioned in the prior item. However, in this group of debts, there are legal and corporate aspects required to be noted vis-à-vis any measure. It should be stressed that variables such as the cash flows, the amount and the own capital structure of the creditor companies may be affected due to an attempted use of such credits.

b) Debts with Specific Third Parties: Debts of such nature are mostly overdue payment liabilities concerning fuel supply agreements (therefore, rated as debt by the Accounting-Equity Due Diligence), due by some of the distributors which are parties to this privatization process. Among the major creditors, we have Petrobras and Cigás.

c) Debts with Other Third Parties: refers to debts contracted with other parties than Eletrobras, its distributors, Petrobras or Cigás. The remaining creditors of the distributors and debt instruments are considered in this group, among which there are domestic public banks, such as Caixa Econômica Federal, private financial institutions and other funding agents. The procedures of the Accounting-Equity Due Diligence also included to the balances of Debts with Third Parties the amounts concerning overdue payments with suppliers, including, for example, overdue liabilities with CCC (Fuel Consumption Account).

The RGR PPST accounting balances reported to this Consortium by Amazonas in December 2016 and June 2017 are shown below:

RGR PPST BALANCES - AMAZONAS	
December 2016	June 2017
R$ 475,497,456.31	R$ 1,000,595,937.97

The RGR PPST amounts released for Amazonas are established by ANEEL every quarter.

5.3 Total liabilities

The company's liabilities rated according to the creditor source, with the base date of December 2016, are provided as follows:

Amazonas liabilities composition In R$ MM (Dec/16)

3.536
19,443
446
3.090
7.416
14,749
1,158
3,485
3.485
8,858
8,858
11,264
12,027
739
1,261
406
World Bank
RGR¹
Ordinary Resources
Related Parties
Petrobras
Cigás
Subtotal
CCC²
Suppliers and Other Liabilities³
Total
Eletrobras ⁴
Working Capital
Gross Indebtedness⁵

Note: does not consider legal restrictions of litigious values

1) *According to Eletrobras, R$ 475.5 MM refer to RGR PPST*
2) *It refers to the gross value to liabilities relating to CCC. However, the distributor also holds CCC credits (present on current and non-current assets) on the value of R$ 4.4 Bi*
3) *Includes taxes and social contributions, regulatory liabilities and sectorial charges, among others*
4) *Eletrobras Credits do not include AFAC in the value of R$ 117 MM (in June 2017)*
5) *Aside from loans and financings, the due diligence considers expired values from suppliers as debts*

Source: Amazonas (staff and financial statement) Consórcio Mais Energia B

The total liabilities indicate the maximum credit amounts eventually used by Eletrobras as an alternative to make adjustments to the capital structure.

5.4 Risks and Contingencies

In the sale process, assessment of risks associated with contingencies is essential to ensure the transaction and determine its amount precisely. In this chapter, we expose the types of contingency, the current status of contingencies for Amazonas and the logical negotiation for the provided contingencies.

5.4.1 Types of contingencies

Contingencies described in this Section I - Privatization context refer to contingencies additional to those previously provisioned in the companies' balance sheet. They may result

27

from both the reviewed sums provisioned and from identification of unmapped contingencies and their estimated value.

     Contingencies, type of rating and amounts derive from the legal, accounting-capital and environmental audits conducted at Amazonas.

     There are three types of contingency, according to their probable loss of the concerned sums and, accordingly, incorporation into the valuation process, as listed below:· Probable: o High risk of losing the sum involved in the judicial and administrative proceedings o Usually priced in valuations, decreasing the equity value· Possible: o Potential risk of losing the sum involved in the judicial and administrative proceedings o Usually not priced in valuations, being eventually dealt with in specific negotiations between the selling and the purchasing parties· Remote: o Low risk of losing the sums involved in the judicial and administrative proceedings o Usually not priced in valuations

5.4.2 Current status of contingencies

     Find below the amounts and percentages of contingencies for Amazonas, according to their risk rating level.

In R$ MM
DETAILING OF AMAZONAS CONTINGENCIES
	Likely	Probable	Remote	Total
Litigious	373.23	-	-	373.23
Taxes	589.75	12,589.68	-	13,179.43
Labor	9.47	113.45	-	122.92
Actuarial	(0.45)	-	-	(0.45)
Total	972.01	12,703.13	-	13,675.14

In %
DETAILING OF AMAZONAS CONTINGENCIES
	Likely	Probable	Remote	Total
Litigious	38%	0%	0%	3%
Taxes	61%	99%	0%	96%
Labor	1%	1%	0%	1%
Actuarial	0%	0%	0%	0%
Total	7%	93%	0%	100%

Note: ‘Litigious’ contingencies refer to materialized lawsuits and include actions from different areas
(taxes, labor, civil, environmental, and regulatory). The others refer to risks mapped in the respective diligences, which do not have materialized suits.

The tax contingencies rated as ‘Possible’ of the distributor refer to PIS [Social Integration

Program], COFINS [Contribution for Social Security Financing] and ICMS [Tax on Goods and Services Marketing] amounts accruing over CCC reimbursements. In addition to the risk of losing such values not being indicated as ‘Probable’ by the audit, it should be stressed that they should carry tariff coverage if effectively charged from distributor, neutralizing their economic effect.

     In addition to the provided contingencies, there are also contingencies concerning environmental adaptations in the amount of R$ 184,495,398.57 required for distributor. Such values, however, were previously deducted from the equity value in the company’s valuation.

     It should be stressed that the base date of the contingencies is 12/31/2016 and that such sums are in addition to those provisioned in the distributor’s balance sheet dated December

2016. The full details of the contingencies are in the audit reports.

5.4.3 Negotiations to deal with contingencies

     Dealing with such distributor contingencies is relevant to enable eventual adjustments to the company’s price between the selling and purchasing parties. However, after developing several legal and financial analyses on contingencies, it was concluded that Eletrobras would avoid keeping future liabilities – after privatization – with the purchaser related to contingencies, in addition to eventual legal provisions allowing for the purchaser to question or file actions in the future to Eletrobras.

     Thus, the adjustment definition shall occur prior to entering into the share purchase and sale agreement. Therefore, we recommend the distributor privatization to consider prior corporate adjustments between the parties as part of distributor’s sale price definition. As a result, new value adjustments or corrections concerning these items shall not be conducted after the privatization.

     Contingencies whose assessments are Probable Loss, due to the high chance they have to lose the sums involved in the respective proceedings, should be deducted from the stakeholder’s value prior to transferring the shareholding control. Likewise, contingencies rated as ‘Possible’ and ‘Remote’ Loss should not have their value deducted from the company’s sale price.

· ‘Probable’ Contingencies: their amount shall be discounted from the equity price due to decreased chance of success in the proceeding and resulting probable loss of the value involved in the claim;· ‘Possible’ and ‘Remote’ Contingencies: their amount shall not be discounted from the equity price considering the chance of success in the proceeding and reduced probable loss of the value involved in the claim.

     It should be stressed that several possibilities were analyzed to deal with contingencies, but all of them were proven to be financially unfeasible, with great operating complexity or with legal hindrances and risks.

     In addition, Eletrobras was identified, due to its State nature and current financial condition, to have legal and financial limitations to offer warranties to the investors in relation to such contingencies.

6. Assessment of Synergies

Assessment of synergies is a relevant dimension for defining the privatization model. At first, increased grouping of distributors for sale could lead to potential returns to scale. The returns to scale, in turn, would be reflected in decreased total costs, reflecting increased value for the company.

Such potential shall be assessed in this chapter. However, this chapter also approaches a broad perspective, which firstly conceptualizes the synergies to be analyzed and, then, relativizes their effectiveness vis-à-vis other analysis dimensions (e.g., increased competition in the auctions). In addition, it also assesses use of models which encourage synergies in light of the guidelines defined in the initial chapter.

The first challenge when conceptualizing synergies derives from the difference with which the concept is used. Within the context of proposal for the privatization model, we use the term synergy to reflect returns deriving from increased scale, resulting from grouped distributors. Thus, it is necessary to qualify other returns not to be conceptualized as synergies, to wit:

- Efficiency returns – assessment of synergies should not be confused with efficiency returns, since a stand-alone operation could be more efficient than a greater scale arrangement, taking into account the productivity factor among such companies. In fact, a comparative analysis shows that the current reality of Eletrobras companies is distant from other companies – regardless of scale

PMSO / Consumer unit vs. Consumer units – Per company, 2016

PMSO / Consumer Units (R$)
Unit
Distributors group
360
340
320
300
280
260
240
220
200
180
160
140
AES
AMPLA
ENERGISA
EDP
CELG
CPFL Paulista
ELEKTRO
CPFL
CPFL Ex Paulista¹
COELBA
CELPE
COSERN
EQUATORIAL
COELCE
LIGHT
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
5.5
6.0
6.5
7.0
7.5
8.0
8.5
9.0
9.5
Consumer Units (MM)

1) *Distributors from CPFL group, except for the CPFL Paulista distributor*
Sources: Companies

30

PMSO / Consumer unit vs. Consumer units – Per company, 2016

PMSO / Consumer Units (R$)
Unit
Distributors group
State
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
Boa Vista
Amazonas
Ceron
Eletroacre
Cepisa
Ceal
COSERN
CELG
ELEKTRO
AMPLA
EDP
CELPE
COELCE
LIGHT
CPFL Paulista
CPFL Ex Paulista¹
EQUATORIAL
ENERGISA
COELBA
AES
CPFL
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 9.5
Consumer Units (MM)

1) *Distributors from CPFL group, excepting for the CPFL Paulista distributor*
Sources: Companies

- Geographic and social-economic – returns obtained due to the characteristics of concession areas, either by physical continuity, or by social realities (e.g., communities with impaired access), or by economic aspects (e.g., agribusiness or industrialized areas)

- Financial – deriving from better business conditions, usually provided by the credit quality of a new purchaser

- Revenue – increased company's revenue deriving from cross trading of products, possibly adding greater margin to the business

The efficiency improvement return is already embedded to the economic-financial assessment model, following the incentives for efficiency as set out by the regulations.

31

PMSO / Consumer unit vs. Consumer units – 2016 vs. 2022[1] Per company

PMSO / Consumer Units (R$)
2016
2022
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
Boa Vista
Boa Vista
Ceron
Amazonas
Eletroacre
Eletroacre
Ceron
Cepisa
Ceal
Ceal
Amazonas
Cepisa
0,1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
1.5
Consumer Units (MM)

1) *In real monetary value based on valuation projection*
Sources: Companies

The remaining above-mentioned returns are not applicable to the grouped companies. Although belonging to similar regions, the distances involved do not justify returns – on the opposite, given the geographic set-up, even inside States there are no verifiable scale savings.

Synergies of revenues are also not materialized for the case of concessions, since both tariffs and the market itself are granted under a monopolistic character for most customers. Financial synergies in turn (e.g., indebtedness cost) are basically assigned to the credit rating of the potential purchaser, not being influenced by eventual grouped concessions.

We should then return to the synergies obtained due to increase scale, resulting from grouping operations. These are usually reflected into the dilution of fixed costs (administrative) and returns of the purchasing power – specifically related to investments (particularly high in the future perspective).

The maximum estimate for such return is R$ 200 million in nominal values (as detailed below), when we consider the synergy for the case in which all six distributors are acquired by a single investor. Such estimate is based on a percentage over the sum of the administrative costs of the six Distributors considering independent operations.

Our experience indicates that such benefits are attained in about 5 years, being maintained for some period, until their capture by the regulator, or, in case of the investments, with reduced consequence in the BRR, not reflecting increased tariffs.

In addition, for it to be taken into effect, it is necessary to assume investments in systems, consulting, team allocations, as well as approval of the regulator as to parameters for sharing of funds.

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Thus, it was estimated a potential maximum annual savings of R$ 20 nominal million for 10 years, between 2023 and 2032, amounting to R$ 200 million of consolidated value for the six distributors, if acquired jointly. The annual estimated savings is equivalent to 25 of the administrative costs estimated for the distributors, estimated at R$ 80 million in real values, according to the table below.

Distributor	(A)Mean PMSO[1]	NPV A[2]	Yearly CF[3]
Ceal	279,183	115,995	11,600
Cepisa	507,836	212,420	21,242
Eletroacre	157,157	65,053	6,505
Ceron	405,205	168,856	16,886
Amazonas	470,687	194,076	19,408
Boa Vista	113,186	49,358	4,936
			80,576

1 PMSO between 2023 and 2032
2 Present Value of Mean PMSO
3 10% Share of NPV A based on comparables

The 10 share of the administrative costs over the total costs was estimated based on some comparable operations, as provided in the following chart.

Administrative Expenses / PMSO
16.5%
16.4%
6.7%
7.6%
9.3%
8.9%
10.9%
9.1%
Equatorial
Light
CPFL Paulista
Coelce
Celpe
Broad
Mean
Median

In relation to returns to the purchasing power with investments, in addition to the estimated reduced capex being not so relevant, even so, there would be a consideration of decreased revenue, since part of the tariff corresponds to the remuneration of investments made and, therefore, there would be no relevant impact in the amount.

However, several aspects should be considered prior to concluding whether scale synergy is being considered:

- Obtainment of synergies through groupings could impair sale of one or more companies, considering the different levels of interest by the investors among the utilities subject to privatization – as attested in market sounding interviews, where preference for the individualized offer of the concessions was stated, eventual groupings could result into reduced number of offers, given the increasing complexity

- The effective capture occurs within the management model of the purchasing investors – the scale shall tend to be captured by the company's insertion into the

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     purchasing company, being questionable to advance its pricing in the minimum amount· Companies can be privatized at different times – e.g., such as Amazonas, which would not match the different nature groupings· Ungrouped concessions can increase competitiveness between the bidders, increasing competition and resulting into higher final price, but differently from pre-estimated synergies, avoiding the risk of empty offers for a grouping

     It should be stressed that grouping can be used for pragmatic aspects, deriving from objective assessment aspects (e.g., grouping to minimize the required capitalization) and the own interest of investors (mitigating risks that a less attractive concession is not successful in the privatization).

     In summary, a wide assessment, allied to the discussed context, does not construe as consistent the synergy incorporation to the minimum price and, accordingly, inexistence of returns to the proposed model.

     Such recommendation occurs vis-a-vis the instruction that no concession groupings should be conducted since it is construed that an open model shall tend to increase the competition between the stakeholders. Thus, there would be not only an increased number of offers –avoiding the chance for auctions without bidders – but also increased prices offered. Such prices, in turn, would be more appropriate to the level of synergy the investors shall have when inserting such companies into their management model.

7. Adjustments on the Privatization model

7.1 Context

     The privatization model is made from the results of the due diligence reports and economic-financial assessments. However, for the final proposal of capital and corporate structuring of the distributor, it is necessary that additional adjustments are conducted.

     The adjustments are carried out for the privatization model to meet the required legal instructions and comprise the latest information available concerning the economic-financial condition of the distributor.

Adjustments made follow the stages provided below:

ADJUSTMENTS FOR PRIVATIZATION MODELING

= Mean of Services A and B

(+/-) Consolidated adjustments
Balance Sheet Adjustments
(+/-) Asset and Liability Adjustments
(+) RGR PPST Reincorporation
(-) Reclassification of AFACs as Debt
(-) Tax Adjustments (Tax Loss and Negative Base)

= Adjusted Equity Value

(-) Reduction adjustment of tariff relaxation

= Final Equity Value

     The following topics describe the adjustments made. Their amounts are detailed in Section II - Privatization proposal.

7.2 Base amount of valuation – Average between valuations of Services A & B

     Under Decree 2.594/98, providing for the National Privatization Program, Amazonas sale model shall consider the financial assessments conducted by Services A and B contracted by the State-owned bank, conducted with the base date of December 2016.

     Within such context, based on the equity values drafted by Service A reported through the Letter AD/DEADE3 No. 14/2017, it is proposed that the equity value considered as basis for the financial and corporate model of Amazonas shall be the simple average of the equity values defined by Service A and Service B. The formula is below:

$$\text{Equity value}_{\text{average}} = (\text{Equity value}_{\text{Service A}} + \text{Equity value}_{\text{Service B}}) / 2$$

As a result, an assessment basis is obtained with reduced chance of distortions since it considers the analysis of two different assessing companies. It is construed that both assessing companies are fully qualified to analyze the companies' value and that the natural amount differences are due to the inherent subjectivity of interpretations and assumptions of each of them. Thus, any amount adopted among those provided by such companies would be acceptable.

We should also consider that, by using the theoretical concepts and technical tools usually accepted by the experts and the market, definition of assumptions and parameters of a financial assessment has the subjectivity of its developers, which is inherent to valuation of a company. Thus, the Enterprise Value of a company, representing its projected cash flows, carried at present value by a discount rate, are subject to specific interpretations of their appraisers.

Therefore, it is construed that one-sided selection of only one of the amounts provided by both appraisers could give room to greater assessment distortions vis-à-vis the market value considered by potential investors of such companies. For example, if choosing the lowest between both values, the investor could be benefited. In turn, if choosing the largest between both values, there could be a risk that it would be distant from the market assessment, reducing the auction attractiveness. Finally, choosing an arbitrary amount – other than the average – between both values assessed would not be logical.

In the case of Amazonas, the Enterprise Values estimated by the Services A and B are in close inter-values, lower than 20 in difference between them, benefiting the average use.

ENTERPRISE VALUES OF AMAZONAS - MEAN OF SERVICES A AND B		
Service A	R$	2,687,563,915.43
Service B	R$	2,223,734,395.42
Mean of Services A and B	R$	2,455,649,155.42
Percentage variation[1]		17%

1) Variation calculated as the module of lower value divided by the higher value

As a result, using the average of the amounts assessed by Services A and B is the most effective alternative to define the privatization price of Amazonas.

7.3 Relevant adjustments for privatization of Amazonas

As means to minimize eventual financial discrepancies between the valuation base date and the latest balance sheet available for Amazonas (updated until June 2017 and not audited by the Consortium), updates are being made as to the balance sheet accounts related to indebtedness and working capital, in addition to specific accounting adjustments.

Accounts with their amounts updated are listed below:

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Assets	Liabilities
Current	**Current**
Cash and cash equivalents	Financing and loans
Securities	Lease
Clients	Debt charges
Taxes to be recovered	Suppliers
Reimbursement rights	Taxes payable
Warehouse	Social and labor obligations
Services in progress	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Sureties and judicial deposits	Estimated obligations
Financial asset	Sectorial charges
Assets destined to disposal	Post-employment benefits
CDE repayment	Regulatory liabilities
Others	Research and development
	Financial liabilities
	Others
Non-current	**Non-current**
Clients	Financing and loans
Taxes to be recovered	Lease
Taxes to social contributions	Suppliers
Sureties and related deposits	Taxes payable
Reimbursement rights	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Others	Provision for unsecured liability in controlled
Investments	Post-employment benefits
	Regulatory liability
	Sectorial charges
	Advance for future capital increase
	Research and development
	Others

The balance sheet accounts listed above refer to those comprised of this Consortium as Working Capital (e.g., 'Customers'), Net Debt (e.g., 'Cash and cash equivalents') and other capital accounts not considered as Working Capital or Net Debt (e.g., 'Investments'). The understanding is the same as that made by the Accounting-Capital Diligence and the Economic-Financial Assessment. Such amounts exclude the remaining balance sheet accounts not listed above.

RGR PPST (for the designation period) also received different approach in the privatization model, as well as in the Economic-Financial Assessment conducted. Under the Law No. 12.783 dated 2013, the Technical Notes 351/2017 and 149/2017 of ANEEL and the Draft of Share Purchase and Sale Agreement, loosening was established for regulatory parameters for the distributor, including the RGR PPST. Payments concerning the loans contracted with RGR concerning the designation period shall have tariff recognition as components of Installment A. Since such tariff recognition follows the neutrality concept, the component was not considered when calculating the Installment A, since its consideration was also not considered for the purposes of this report.

Therefore, since the RGR PPST has tariff coverage, not impacting the equity value, its balances – included into the Liabilities in the account of 'Loans and Financing' – were positively reincorporated into the amount to the stakeholder.

It is also stressed that, for the accounts of 'Assets' (property and rights), when there is positive variation, they increase the stakeholder's value. Therefore, being added to the equity value of the distributor. In the case of negative variation in turn, they reduce the amount. For the accounts of 'Liabilities' (obligations), the adjustment is inverted in relation to the 'Assets'.

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For positive variation, the stakeholder’s value is reduced, and, for negative variation, such amount is increased.

     The adjustments excluded the accounts of ‘Liabilities’ concerning variations in the provisions for contingencies, litigations and civil, tax and labor claims. The reason is the probable overlapping between the new provisions made in the statements (after the valuation base date of December 2016) and the amounts of contingencies made by the Consortium. The amounts made are related to the same topics, in addition to the amounts of provisions of the financial statements and discounted from the stakeholder’s value. Thus, the adjustment related to provisions for contingencies is avoided to occur in duplicate, leading Eletrobras to make increased contributions than those actually required.

     Detailed amounts and the adjustment balances are provided in Item 10.2.2 - Balance update adjustment refer to the consolidated balance between the amounts of December 2016 and June 2017, which may be positive or negative. Balances of fiscal benefit and negative CSLL [Social Contribution on Net Income] basis were also updated to June 2017.

     The resulting amount is used as basis for the adjustment in loosened regulatory parameters. The adjustments were solely applied in the equity value, not being extended to any other income.

7.3.2 Adjustment related to Advance Payments for Future Capital Increases (AFACs)

     Furthermore, if the distributor has AFACs, another adjustment is made, with the amounts concerning AFACs being considered as debt. Until the updating of the balance sheet dated June 2017 – last updated until this report was concluded – no existing AFAC was used to increase the capital.

     Thus, we suggest no new capital increase by using the AFACs of distributors by Eletrobras. As an alternative, its amounts shall now be construed as debts in the balance sheet (and may be used as an additional alternative for the capitalization to be conducted by Eletrobras outlined in

‘Stage 1’, as well as the remaining options provided).

     Taking into account that, once approved, the CPPI Resolution with definitions of financial and corporate adjustments to be made in the distributor under privatization, it is not advisable that new corporate amendments are made. It means that, if paying-up of the AFACs is after the CPPI publication, there is great chance that the numbers established in such CPPI Resolution will not comply with the distributor’s capital stock after capital increase by using the AFACs.

Thus, conflicts will be avoided concerning the number of shares to be subscribed, as well as their underwriting amount, in addition to eventual legal conflicts or non-compliances.

     We should also consider that there are no relevant financial benefits in paying up the AFACs instead of considering them as debt. The effect upon the equity is neutral, since the new indebtedness amount shall be part of the adjustments of the model. Eventual savings of the distributor with debt taxation costs (e.g., IOF) shall be offset with benefits of the reduced basis for collection of the distributor’s income tax and with adjustments for inflation of the AFACs

(e.g., SELIC), which shall be due to Eletrobras.

     It is also stressed that the eventual paying-up of AFACs requires several levels of approvals, including internally at distributor and Eletrobras, as well as externally from the respective governmental agencies (e.g., MME, GCEST and PGFN).

Finally, we note that, until the latest information available for this report, the distributors’

AFACs funds solely derive from Eletrobras. Detailed adjustments and amounts related to the AFACs are found in Section II - Privatization proposal.

7.3.3 Tax adjustments –Tax Losses and Negative Base

     In the first semester of 2017, the distributors used part of the Tax Losses (Individual Taxpayer Income Tax – IRPF) and Negative Base (Social Contribution on Net Income – CSLL) to liquidate tax debts. Since the economic-financial analysis of the distributors considers the use of these benefits positively in their cash flow, once used, such benefits must be excluded from the evaluation.

     Thus, for the financial modeling, the balances of Tax Loss and Negative Base used between January and June 2017 have been deducted from the tax balances existing in December 2016, base date used in the economic-financial analysis.

7.3.4 Adjustment of the relaxation of regulatory parameters

     The adjustment in the relaxation of regulatory parameters aims at complying with ANEEL Technical Note no. 149, dated September 8, 2017, in order to reach the economic equilibrium of the concessions of designated distributors, defined under the terms of Normative Resolution no. 748/2016.

     Thus, the Draft of the Decree that will govern the bidding of distribution associated with the transfer of control of legal entity providing the electric power service, as per Law 12.783/2013, establishes that, in case the value to the stakeholder of Amazonas resulting from the valuation is positive (which also considers the adjustment of the balance update) based on the relaxation of regulatory parameters, the value of relaxed parameters must be registered so that the value to the stakeholder is zero. That is, in case Amazonas had negative value to the stakeholder before the relaxation of regulatory parameters, and such relaxation results in positive value to the stakeholder, the value of the relaxed parameters must be reduced to the amount necessary for the value to stakeholder to be equal zero.

The relaxed regulatory parameters of Amazonas are listed below:

RELAXED PARAMETERS

- PMSO
- RGR PPST

     The adjustment of the relaxed regulatory parameters is applied to values of equity value (average of services A and B), corrected with the other adjustments specified (balance update, RGR PPST, AFAC, Tax Loss and Negative Base).

     In order to zero the value to stakeholder, the relaxed values of the relaxed parameters shall be adjusted. The reason is that they have a direct effect to the first years of the concession and raise the rate to the consumer in a period in which other exceptional rate adjustments are in force.

     As detailed in Section II - Privatization proposal, the relaxed values will be used as variables of the privatization auction, after the eventual adjustment of these parameters to zero the value to stakeholder. In addition, the RGR PPST will also be used as an auction variable.

     It is also worthwhile noting that in case the value to stakeholder of the distributor is negative after the regulatory flexibilization, it will not be necessary to adjust the value of relaxed parameters. In this scenario, the relaxed value shall be fully valid as a base for the bids of investors in the auction.

8. Capital and Corporate Structuring

8.1 Proposed capital and corporate structuring – Overview

The developed structuring is aimed at allowing the sale of Eletrobras' distributors under the model of company associated with the grant of the concession. For that, it is important to have a structure of capital capable of rising the stake of investors.

The structuring was developed in two stages, as shown below:

Corporate and Capital Structuring – Stages 1 and 2

1 **Minimum adjustment of capital structure**

"Stage 1"

- Will consider the **minimum adjustment of capital structure - equity value close to zero**
- Privatization will happen via **disposal of Eletrobras assets to the investor together with the Offer to** Active and Retired Employees

2 **Investor Capitalization**

"Stage 2"

- Following Stage 1
- Privatization will be followed by **underwriting of actions to the investor** upon **capital contribution at the company**
- **Eletrobras will have the option to participate** in the investment with up to 30%

Minimum adjustment of the capital structure – "Stage 1"

The attractiveness of a business with negative economic value to investors is reduced. Therefore, in order to allow privatization, it is necessary to adjust the structure of capital of distributors so that the actions have at least a symbolic value in their transfer.

The procedure of achieving the equity value capable of allowing the disposal of the shares held by Eletrobras in the capital stock of the distributors at a symbolic value was considered the "Stage 1" of sale modeling. This is the minimum readjustment in the capital structure of distributors, so that they may be sold. In this stage, after the capitalization, the shares held by Eletrobras in the capital stock of the distributors are sold, followed by the consequent privatization of the distributors.

For Eletrobras to be able to perform the capitalization in order to adjust the capital structure of the distributor, such capitalization must be approved in a Shareholder's Meeting. The approval is linked to the success of the auction and will be carried out before its financial liquidation.

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     This stage, as well as its premises and parameters, is detailed in Item 8.2 - Minimum adjustment of the capital structure – “Stage 1”.

Investor capitalization – “Stage 2”

“Stage 2” is a stage after “Stage 1”, and optional to Eletrobras.

     It is important to stress that the capital structure of privatized companies needs to be balanced after the sale. This equilibrium is important to assure that the company will have financial health to honor its obligations – such as investments forecasted for the period of concession – and overcome eventual adverse conditions.

     This, the modeling determined that the investor stakeed in acquiring the company, in addition to buying the shares held by Eletrobras at the company of symbolic value, will also invest funds and resources to balance the capital structure of the company.

     This stage, as well as its premises and parameters, is detailed in Item 8.3 - Investor capitalization – “Stage 2”.

Eletrobras corporate stake option

     In order to allow Eletrobras to have economic and financial benefits in the future with the privatization of its distributors, the modeling foresaw the possibility for the state-owned company to remain as a stakeholder of the companies sold, holding only a minimum percentage of corporate stake right after the disposal, being able to increase its corporate stake by up to 30% of the total shares of the distributors within up to six (6) months after the auction.

     For such, Eletrobras is entitled to increase its corporate stake up to the limit of 30% of the shares of the capital stock of Amazonas, case in which the investor shall assign its right to subscribe such new shares to Eletrobras, so that it may formalize such increase. Considering the financial conditions of the company and the credit amounts of the debt held by Eletrobras with its distributors, Eletrobras may also pay such new shares by exchanging such debts into investment. These rules will be defined in the Stakeholders Agreement to be signed by Eletrobras and the investor, and such agreement will be an attachment to the Purchase and Sale Agreement of the distributor.

     Finally, it should be stressed that this alternative is not effectively part of the privatization, but an alternative available to Eletrobras, to be evaluated by it. Therefore, the intent is to include in the purchase and sale agreement of the distributor that Eletrobras may manifest its stake in increasing its corporate stake in the distributors after the privatization, within up to six (6) months from the date of the auction.

     In order to be eligible to increase its corporate stake in this stage, Eletrobras must hold one (1) share at the end of “Stage 1”. In case Eletrobras chooses not to increase its stake, such remaining share shall be sold to the investor within six (6) months from the date of the auction.

     This stage, as well as its premises and parameters, is detailed in Item 8.4 - Eletrobras corporate stake option.

8.2 Minimum adjustment of the capital structure – "Stage 1"

Eletrobras is recommended to adjust the capital structure of Amazonas until it reaches the symbolic value of equity value (or value to stakeholder) of fifty thousand Reais (R$ 50,000.00). Such adjustment must occur by means of capitalization of the company, with the consequent issuance of new shares, to be subscribed and paid by Eletrobras.

The logics of the adjustment to the capital structure are presented in the conceptual model below:

Capital structure adjustment of the distributor In R$ 000
Symbolic value for disposal of shares
50
45
45
5
5
Equity Value - Final
Conversion of debts into equity
Assumption of debt
Cash to capital
Equity Value - Zero Value
Conversion - Disposal of shares for Active and Retired People
Conversion - Disposal of shares for Investor
Equity Value – Adjusted Post "Stage 1"
Main alternatives for capitalization
Value of shares to be disposedto Investors
Value of shares to be disposedto Active and Retired Employees
Note: Illustrative

8.2.1 Symbolic value of shares sale (privatization)

The value of R$ 50,000.00 consists of the symbolic equity value considering the size of Amazonas. This value, unlike any other symbolic value of smaller (such as, for instance, R$ 1.00 or R$ 1,000.00), allows the operation of sale of shares of the distributor, held by Eletrobras to the investor, resulting in the privatization of the company, occurs in a more appropriate way.

In a privatization occurring with the sale of shares, such as the case of Amazonas, the shares must be offered not only to investors, but also to active and retired employees. In order for the latter to have their right to acquire duly protected, at least 10 of the shares directly or indirectly held by the Government (in this case, equivalent to R$ 5,000.00), it is necessary that the disposal value of the shares is factual by active or retired employee. For that to occur, there must be assurance that the lot of shares offered to active and retired employees have minimum purchase value aiming at their financial operationalization.

This, this Consortium has assessed that the value of R$ 50,000.00 meets the requirements of privatization with safety. Such value allows the aforementioned parameters to be protected, avoiding operating and legal risk in the future in case of smaller amounts for the sale of shares. The assessment has considered, among other aspects: 1) the need to have a factual value of sale of shares to each one of the active and retired employees eligible to purchase; 2) the potential

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quantity of active and retired employees eligible to purchase shares; 3) a margin of safety for the number of eligible employees, active and retired; 4) the number of shares of the company; 5) the minimum values to each lot of shares of the company.

     The capitalization value also considered the reality of six distributors in privatization procedure by Eletrobras, part of the same initiative. An uniform value was defined to all, considering the similarity of the financial situation in which they are found, as well as the proposed auction model, in which its sales operations interconnect. The definition of a homogeneous sales value of the companies, considering their financial situation, allows for a clearer and greater understanding of the privatization procedure of these companies to investors and to society.

     Details on the number of shares and values, among other aspects, are listed in Section II -Privatization proposal and in the Public Notice to the privatization procedure of Amazonas.

8.2.2 Capitalization alternatives

     It is recommended that the choice on the alternatives to perform the adjustments to the capital structure of Amazonas should fall exclusively onto Eletrobras. The choice shall be made according to the most attractive options and to the reality of financial availability and credit of the company at the time of the operation.

     Recommendation made, it has been noted that Eletrobras could use three main alternatives to make the capitalization, all resulting in subscribing shares of the distributor: (i) conversion of debt credits by distributor to Eletrobras; (ii) assumption of debts of the distributor with third parties; and/or (iii) cash contribution to the distributor’s capital structure.

· Conversion of debt credit of distributor: requires that Eletrobras should waive the right to amortization and interest of the debt credits, which, in part, would be of doubtful liquidation without the privatization. However, no demand is made in terms of cash disbursements by the company;· Assumption of debts of distributor with third parties: requires disbursement of cash for the payment of debts with third parties, according to the negotiation occurred;· Funding of financial resources to the distributor: requires disbursement of capital to allow the contribution to capital.

     In order to define the best alternative of capitalization to Eletrobras, a specific analysis shall be carried out by the Holding.

8.3 Investor capitalization – “Stage 2”

     Even after the adjustment to the capital structure by Eletrobras to a symbolic value, the recommendation, for the purposes of conclusion of the privatization procedure of Amazonas, is to conduct a new capitalization of the company, however this time by the investor, against the underwriting of new shares. This capitalization has the attributions of:

a) Avoiding the participation of investors effectively committed with the success of the company or without the due financial conditions to make the investments necessary for the organization;

b) Optimizing the capital structure of the company. After the “Stage 1”, against a symbolic equity value, the capital structure of Amazonas shall consist of approximately 100% of debt. Thus, the company is not duly capitalized to make the investments and other demands of cash;

c) Demonstrating to society and stakeholders that the privatization of Amazonas has attracted an investor committed to contributing with resources sufficient to cover the investments in the first five years of the concession, fundamental to lever efficiency and the level of service of the company.

     The definition of the capitalization value considered the estimate of investments forecasted for the company by this Consortium. To establish the amount of capital required, the estimated value of investments in capex was used for the first year of the concession, in effective terms and pursuant to the base date of the valuation.

     The investment forecasted for the first year of the concession after the privatization of Amazonas is equivalent to approximately 20% of the amount of investments estimated for the entire tariff cycle. Thus, after its sale, the distributor will be sufficiently capitalized to meet its initial cash needs and proportionally to the investments forecasted for the period.

     It should also be considered that the demand of investments forecasted to Amazonas is expressive. According to the parameter used, the amount of capital required from the investor represents a relevant amount in absolute terms. Similarly, when relative aspects are analyzed, approximately 25% of the enterprise value calculated to the distributor is achieved.

     It should be noted that, even in the case of Eletrobras does not exercise, in part or as a whole, the option to increase its corporate stake, there will be no damages to the operation nor to the investor. Although the leverage is higher, the capital structure of the distributor would have been more balanced with the contribution of the investor. Consequently, the company will remain prepared to make the relevant investment forecasted for the first years after the privatization. Similarly, the reasons expressed above, which justify the capitalization of the investor, would have been duly met.

     It should be noted that, in addition to the capitalization forecasted for the investor, optimizations of the capital structure tend to be made progressively by the future investor. Thus, new contributions of resources may be demanded so that the financial equilibrium of Amazonas is continuously achieved or even to face cash demands. Accordingly, in case Eletrobras decides to remain as a stakeholder of the distributor and does not accompany the investor in eventual future increases of capital of the distributor, it shall be diluted. The same principle applies to eventual minor stakeholders (including Active and Retired Employees).

The capitalization values of the investor are listed in Section II - Privatization proposal.

8.4 Eletrobras corporate stake option

8.4.1 Justification

     The privatization modeling considers the possibility of Eletrobras continuing as a minor stakeholder of Amazonas after the disposal of the shareholding control of such distributor.

When holding a shareholding stake, even if assuming the risks as a stakeholder of the company, Eletrobras may recover part of the investments made with the receipt of dividends or future increase of value and subsequent sale of its shareholding stake.

     In such case, Eletrobras shall have the right to increase its shareholding stake at Amazonas after the privatization of the company, having as an alternative not only the contribution to capital, but also the additional conversion of debts into shares. Thus, the state-owned company will not necessarily need to contribute to the capital of Amazonas in case it is willing to exercise the respective option, using the credits of remaining debt eventually held against the privatized company.

     The structuring of this alternative to Eletrobras occurs to provide it with an option to generate additional value from the privatization. For such, a financial valuation shall be carried out by Eletrobras, considering, among other aspects, the TIR and VPL of both scenarios.

8.4.2 Eletrobras corporate stake threshold

     The corporate stake of Eletrobras should be limited to 30% of the shares of the company. The threshold of 30% was established based on benchmarks and good market practices, in which minor stakeholders have limited participation in the governance and/or management of the company.

     The established percentage, in addition to allowing Eletrobras to hold relevant economic stake in the company, will not be equivalent to that of future investor, which will provide the investor with autonomy to act.

     The capitalization to be performed by Eletrobras shall also follow the same profile of share categories currently existing at Amazonas. Thus, eventual risks of legal inquiries related to specific corporate adjustments to the privatization procedure may be mitigated.

     However, the stakeholders agreement set forth in Item 8.4.3 –Participation of Eletrobras in the governance of the company shall be observed. Therefore, the degree of attractiveness of Amazonas privatization to investors, main resource holders and risk takers, should be kept when assuring autonomy in the management of the company.

     Such evaluation was also carried out based on market analyses, which included interviews with market experts and potential investors. In general, investors tend to accept the participation of Eletrobras in the company, however without substantial participation in the management of the company.

8.4.3 Participation of Eletrobras in the governance of the company

     In the presented model, although Eletrobras holds shares of Amazonas, the state-owned company should preserve minimum rules in the management and governance of Amazonas. Thus, the attractiveness of sale of the distributor would not be reduced duet to the sharing of its management, allowing the highest degree of freedom to the new investor.

     For such, it proposes that, regardless of the shareholding organization of Amazonas after the privatization, a stakeholders agreement with the following parameters shall be established:

MODEL OF PROPOSED AGREEMENT
Participation Option	Eletrobras option to increase the participation in the distributor up to 30%
Conditions for the increase of capital	Accompany or increase the participation via debt conversion
Purchase priority	Valid to investor and to Eletrobras
Tag Along	100%
Effectiveness of the agreement	Regardless of controller succession

     The objective of this configuration is to preserve the attractiveness of creation of value of the company, overcoming eventual barriers resulting from the sharing of decisions of the company after the privatization.

     It is worthwhile noting that, even though not having a role in the management of the company, Eletrobras shall have its rights as a minor stakeholder duly protected. Privatized, Amazonas will become a business corporation, one of the legal requirements for a company engaged in the distribution of electric power. In this case, the rights of the minor stakeholders will be governed by law, as well as the requirement of observance of good corporate governance practices (including the conduction of external audit and the disclosure of financial statements).

     In addition, Eletrobras shall have specific aspects set forth in the stakeholders agreement and in the obligations of the eventual investor when acquiring Amazonas. The rights of Eletrobras are protected by the conditions detailed in the Public Notice to privatization of the company, and the specific conditions of the purchase and sale agreement of the distributor, including the stakeholders agreement.

8.4.4 Procedure for Eletrobras to increase its shareholding stake

     The purchase and sale agreement of the distributor and the stakeholders agreement establish that Eletrobras will have up to six (6) months from the date of the auction to decide on its stake in increasing its shareholding stake by up to 30% of the shares of the capital stock of Amazonas. Once the decision is made, Eletrobras shall communicate it to the new controller so that it becomes effective.

     In case Eletrobras is stakeed in increasing its participation, the legal and usual procedures for the capitalization of the company shall be observed, considering the rights of minor stakeholders – including active and retired employees acquiring shares of Amazonas. The investor shall not accompany such capitalization, in order to dilute its stake in the distributor and for Eletrobras to achieve the maximum threshold determined for its shareholding stake.

     As mentioned, the capitalization to be made by Eletrobras may also be made using debt credits held by the state-owned company with Amazonas. The financial conditions of the capitalization, i.e., the market value per share, shall be the same of Stage 2 and of the auction.

8.5 Classes of shares

     During the procedures of increase of capital of the distributor, the assumed premise is that the distributor will observe the legal rules applicable to the matter.

     In case the new controller is stakeed in rearranging the corporate structure of the company, it may issue new classes of shares or create groups. This should occur provided that the legal rights of minor stakeholders are observed, as well as the contractual obligations resulting from the privatization procedure.

9. Shares offering to active and retired employees

9.1 Mechanism

     According to the applicable legislation, the active and retired employees of the companies directly or indirectly controlled by the Government, included in the National Privatization

Program (“PND”), herein the Investment Partnership Program (“PPI”), are assured the offer of at least ten percent (10%) of the shares representative of its capital.

     The offer to active and retired employees is made in parallel with the privatization auction, and its implementation is conditioned to its success, i.e., against the effective transfer of shareholding control.

     To take part of the offer, active and retired employees must be qualified according to the criteria established in Item 9.2 – Definition of active and retired employees. After such qualification, active and retired employees shall indicate the number of lots of shares they are willing to reserve, without any purchase obligation.

     Each qualified active and retired employee may receive the same number of shares, regardless of title, either at the present or upon retirement.

     To negotiate the shares, the active and retired employees must be qualified and must hire a custodian agent, authorized institution accredited with B3, new denomination of BM&FBOVESPA.

9.2 Definition of active and retired employees

     For the purposes of the Offer to Active and Retired Employees, active or retired employees of the distributor shall be considered as the following:

1) Employees with labor links with the distributor on the date of publication of the Public Notice in the Federal Official Gazette;

2) Retired employees who meet any of the following requirements: a) Hold labor link with the distributor on the date of request of their retirements; b) Have the last contribution to the social security made as an employee of the distributor; c) Have the last contribution to the social security covered by the distributor, as a result of voluntary dismissal plans; The details on the eligibility criteria of active and retired employees for their eligibility to the auction, including specifications of CNPJ [Corporate Taxpayer ID Number] of companies eventually related, shall be included in the Public Notice to the privatization of Amazonas.

9.3 Offer General Conditions

The table below presents the main conditions of the offer of shares to the active and retired employees, with explicative details in the following items.

General Conditions for Offering Shares to Active and Retired Employees

Conditions of the offer	Percentage of Eletrobras shares to be offered	10%
	Discount on the Investor's underwriting value	10%
	Destination of the Remainder	Sale[1] to the Investor
Offering Process	Quantity for offering to Active and Retired Employees	02 Offers
	Purchase limit	Depends on the number of entitled people
Underwriting process	Shares to be subscribed by Active and Retired Employees	Depends on the participation acquired in the offer
	Price per share on underwriting	Same price as Investor
Re-purchasing process[2]	Lock-up period	No lock-up
	Re-purchase deadline	03 years
	Value per share for re-purchasing purposes	Same value as underwriting
	Value limit of shares to be re-purchased	R$ 100,000.00
	Increase in shares' value	10%
	Monetary correction index	SELIC
	Final re-purchase value	Assets value (up to R$ 100,000.00) + 10% + SELIC

1) Sale by the same offering value to Active and Retired Employees
2) The re-purchasing rights are exclusive for the original purchasers

The shares shall be offered to the active and retired employees in mixed lots, containing ordinary and preferred shares in the same proportion existing at the distributor. The offer in lots is necessary to allow the sale of the shares for the minimum price (R$ 0.01) necessary to perform a transactions in Brazilian Reais. Rounding may also occur to the totals of the number of shares per lot, offered to employees, culminating in a final offered percentage slightly greater than the value defined as a goal (10). The details are described in Section II – Privatization Proposal.

For the second offer of shares to employees, aiming at the sale of eventual surplus of shares from the first offer, there will be criteria applicable purchases involving employees in case of draw, as duly established in the Public Notice to the auction and the Manual of Shares offering to active and retired employees.

9.3.1 Offer take and differentiated conditions

The active and retired employees of the distributor will be offered 10 of the shares held by Eletrobras. According to Article 30, Paragraph 4 of Decree No. 2.594, of May 1998, the shares to be offered to the active and retired employees may have different prices and conditions in relation to those offered to investors.

Thus, active and retired employees will have the prerogative to acquire shares at a lower price than the price paid by the new controller of the company in the Auction. The price per share for the Offer to Active and Retired Employees shall be defined as the value per share paid by the investor for the purposes of disposal, discounting up to 10 .

49

9.3.2 Offsetting differentiated conditions to Eletrobras

     The discount offered to the active and retired employees must be offset to Eletrobras by the investor, as per Article 30, Paragraph 5 of Decree No. 2.594, of May 1998. Such offset shall occur directly, with the total value being paid in conjunction with the liquidation of the auction.

     After the stage of offer to the active and retired employees, shares that have not been sold shall be purchased by the winner of the auction, for the same price as previously offered, i.e., with the same discount offered, since the investor already is responsible for the costs of such discount.

9.3.3 Offer Procedure and Purchase Limits

     A single offer of shares shall be made, extensive to all active and retired employees of each distributor, of 10% of the total amount of shares held by Eletrobras after the adjustment of the capital structure of “Stage 1”.

     Based on the value of the shares for the disposal to the Investor, the value of shares for the Offer to Active and Retired Employees shall be calculated with the application of the discount of 10%, as indicated in Item 10.6 - Shares offering to active and retired employees. In order to allow the Offer, the shares will be grouped so that a lot of shares has value equivalent to R$ 0.01 (one centavo), minimum effective unit for money transactions.

     After the qualification stage, the maximum limit of lots of shares that each active and retired employee may acquire will be defined (“Purchase Limit”), through the division of the number of lots offered by the number of qualified persons.

9.3.4 Follow-up by minority stakeholders of investor underwriting

     As presented in Item 8.3 - Investor capitalization – “Stage 2”, the investor shall increase its interest in the capital stock against the underwriting of new shares following the liquidation of the auction. At that time, the persons who have acquired shares through the Shares offering to active and retired employees already are considered stakeholders of the company.

     The value per share (or lot of shares) for the eventual follow-up of the capitalization by the active and retired employee shall be equal to the price per share for the investor underwriting.

9.3.5 New controller shares repurchase obligation

     The active and retired employees will be entitled to distribute the acquired shares in the following differentiated conditions:

a) Under the scope of the Offer to the active and retired employees b) In the underwriting of capital with the investor

     In case the active and retired employees who acquired shares of the Distributor are interested in selling such shares to the new controller, they may make such sale after three years from the date of the liquidation of the auction. The repurchase of these shares shall be made at the price per share acquired, up to the total maximum value of R$ 100,000.00 (one hundred thousand Brazilian Reais) per Active or Retired Employee.

     Moreover, for the repurchase, the value of the shares acquired by the active and retired employees shall be added 10%. Following that, such total must be adjusted by the SELIC of the period for the purposes of inflation adjustment of the values. These values are detailed in Section II - Privatization proposal.

     The addition of 10% to the repurchase value is defined as a form of assuring differentiated conditions to the active and retired employees with a substantial value, since the sale of shares for the privatization of the distributor is made with symbolic value. It is a benefit for the participation in the capitalization of the company and also an stimulation for employees to contribute with the financial and operating success of the company.

     The price per share (or lot) shall observe eventual adjustments resulting from grouping, split, bonus, and/or additional underwritings of shares or equivalent operations. Details of the values are also presented in Section II - Privatization proposal.

     It is worthwhile noting that the active and retired employee are not prohibited from acquiring shares from Amazonas sold by it to third parties. However, in case such sale occurs, the obligation and respective share repurchase conditions are cancelled. Exceptions apply to cases of heritage and eventual legal provisions.

9.4 Shares not acquired by active and retired employees

     The shares offered in the Shares offering to active and retired employees, eventually not acquired by active and retired employees, shall be purchased by the investor. The purchase shall occur at the differentiated value (already with the discount), since the investor will already be entitled to offset the discount to Eletrobras.

Section II - Privatization proposal

10. Summary of Amazonas’ privatization proposal

     This summary will present the recommendations of Consórcio Mais Energia B in relation to the privatization of Amazonas. The evaluations and recommendations are presented in an objective manner, according to the instructions presented in Section I - Privatization context.

They are intended to guide the actions to be taken by Eletrobras and entities responsible for the privatization procedure of the company.

10.1 Amazonas’ Corporate Structure

     The corporate structure on the base date of 12/31/2016 is organized according to the table below:

CURRENT AMAZONAS’ CORPORATE STRUCTURE

Total shares			6,276,666,628
Capital stock	R$	4,610,171,103.19
Nominal value of shares	R$		0.73449354

Interest		Shares	(%)
Eletrobras		6,276,666,628	100.00%
Minorities		0	- %

Classes of shares		Shares	(%)
Ordinary		6,276,666,628	100.00%
Preferential		0	- %

10.2 Amazonas’ Sales Price Definition

10.2.1 Result of economic-financial evaluations

     The economic value of the shares of the company was determined according to the base date of 12/31/2016. Following on, the values were defined, considering the average of the prices for Services A and B, demonstrated in the table below:

ECONOMIC VALUE OF AMAZONAS - MEAN OF SERVICES A AND B

Service A	R$	(8,431,847,736.90)
Service B	R$	(8,895,677,256.91)
Mean of Services A and B	R$	(8,663,762,496.91)

     The definition of the economic value of Amazonas followed the definitions and instructions of Decree no. 2.594/98, Article 30, Paragraph 3, taking into account several aspects relevant to a valuation:

a) Improvement of the operational efficiency level of the company, equal to or even higher than the efficiency levels of the market; and

b) Evaluations of relevant due diligence for asset valuation (Legal Due Diligence, Accounting-Equity Due Diligence, Technical-Operational Due Diligence, Actuarial Due Diligence, Human Resources Due Diligence, and Environmental Evaluation Report).

     The detailing of the relevant information of these reports for the modeling are described in Section I - Privatization context.

10.2.2 Balance update adjustment

     As mentioned in Item 7.3.1 – Adjustment to comprise updated balance sheet until June 2017, the entries of the balance of Amazonas were updated to reduce the difference of values between the base date of the valuation (December 2016) and the last available publication of results (June 2017).

     The balances of the adjusted values are listed below, by entry, and consolidated in a table, including the positive or negative effect they have to the adjustment value:

ASSETS (IN R$ 000) - AMAZONAS	Dec/16	Jun/17	Adjustment
Current
Cash and cash equivalents	71,343	80,098	8,755
Securities	28,706	237,988	209,282
Clients	609,707	656,331	46,624
Taxes to be recovered	22,495	2,318	(20,177)
Reimbursement rights	897,600	227,666	(669,934)
Warehouse	122,987	115,001	(7.986)
Services in progress	-	-	-
Regulatory asset	-	-	-
Sureties and judicial deposits	-	9,361	9,361
Financial asset	77,062	37,202	(39,860)
Assets destined to disposal	-	-	-
CDE repayment	-	-	-
Others	185,907	131,794	(54,113)
Non-current
Clients	105,791	97,988	(7,803)
Taxes to be recovered	-	-	-
Taxes to social contributions	1,421,805	1,469,858	48,053
Sureties and related deposits	413,730	448,734	35,004
Reimbursement rights	3,573,069	3,827,883	254,814
Regulatory asset	-	-	-
Others	-	-	-
Investments	17,107	17,107	-
Total asset adjustment			(187,980)

LIABILITIES (IN R$ 000) - AMAZONAS	Dec/16	Jun/17	Adjustment
Current
Loans and Financing	88,542	150,671	62,129
Lease	136,662	136,907	245
Debt charges	-	-	-
Suppliers	4,819,380	5,317,607	498,227
Taxes payable	93,433	48,306	(45,127)
Social and labor obligations	-	-	-
Reimbursement obligations	-	-	-
Accounts payable to related parties	-	-	-
Estimated obligations	42,298	58,663	16,365
Sectorial charges	-	-	-
Post-employment benefits	-	-	-
Regulatory liabilities	-	-	-
Research and development	-	-	-
Financial liabilities	103,157	115,906	12,749
Others	160,071	140,245	(19,826)
Non-current
Loans and Financing	1,898,681	2,432,864	534,183
Lease	1,032,842	987,943	(44,899)
Suppliers	8,055,796	7,921,897	(133,899)
Taxes payable	-	-	-
Reimbursement obligations	1,157,893	1,157,262	(631)
Accounts payable to related parties	-	-	-
Provision for unsecured liability in controlled	158,036	225,357	67,321
Post-employment benefits	2,160	2,160	-
Regulatory liability	-	-	-
Sector charges	-	-	-
Advance for future capital increase	117,446	117,446	n/a
Research and development	-	-	-
Others	63,270	59,657	(3,613)
Total liabilities adjustment			943,224

CONSOLIDATED VALUE OF ADJUSTMENTS (IN R$ 000) - AMAZONAS
(+/-) Asset Adjustment	(187,980)
(+/-) Liabilities Adjustment	(943,224)
(+) RGR PPST Reincorporation	1,000,596
(-) Reclassification of AFACs as Debt	(117,446)
(-) Tax Adjustments (Tax Loss and Negative Base)	-
Consolidated value of adjustments	(248,054)

     The consolidated value of the balances of the entries for the respective period was used as the adjustment value:

AMAZONAS VALUATION ADJUSTMENTS
Mean of Services A and B	R$	(8,663,762,496.91)
Consolidated adjustments	R$	(248,054,062.03)
Adjusted Equity Value	R$	(8,911,816,558.94)

10.2.3 Regulatory parameters relaxation adjustment

     As described in Item 7.3.4 – Adjustment of the relaxation of regulatory parameters, in case the ‘Adjusted Equity Value’ is greater than zero, the relaxation of the regulatory parameters must be reduced to result an equity value equal to zero. In the case of ‘Adjusted Equity Value’ smaller than zero, there will be no reductions to the relaxation of the rate parameters and no adjustment will be made to the equity value.

AMAZONAS TARIFF RELAXATION ADJUSTMENTS
Adjusted Equity Value	R$	(8,911,816,558.94)
Reduction adjustment of tariff relaxation	R$	-
Final Equity Value	R$	(8,911,816,558.94)
Reduction percentage of tariff relaxation		- %

10.3 Sale vs. Liquidation Evaluation and consequent “pure” concession granting

     One of the relevant alternatives that Eletrobras stakeholders have is to evaluate the economic feasibility in selling Amazonas associated with the grant of the concession.

     In case the state-owned company is willing to sell the company associated with the concession, the respective auction shall be held. Otherwise, or if the proposed adjustments are not accepted and/or made by Eletrobras, the auction shall only be held for the sale of the concession.

     Thus, a comparative analysis between the sale price of the distributor associated with the concession and the eventual liquidation price of the company was developed. Thus, it is possible to assess if the sale would be more attractive to the state-owned entity.

     Since the sale price considers adjustments to the equity value, the adjustments were also considered in the estimate of the liquidation value. However, exception was made to Tax Adjustments and Negative Base, since these had no impact to the liquidation value, and to AFACs, since they could be paid if the distributor is not sold.

     As shown below, in the case of Amazonas, the best economic option is to sell the company, considering the value of assets and of the concession. The balance between selling and liquidating is favorable for the first option, according to the table below:

COMPARISON BETWEEN AMAZONAS SALE AND LIQUIDATION		
Final Equity Value	R$	(8,911,816,558.94)
Liquidation Value (Pre-Adjustments)	R$	(11,929,637,545.60)
+ Indemnity	R$	838,871,261.00
(-) Net Debt	R$	(9,959,027,395.23)
(-) Contingencies	R$	(975,888,858.53)
(+/-) Payments/Receipts	R$	(1,833,592,552.84)
Liquidation Value (Post-Adjustments)	R$	(12,060,245,607.63)
=Liquidation Value (Pre-Adjustments)	R$	(11,929,637,545.60)
(+/-) Balance Adjustments	R$	(1,131,204,000.00)
(+) RGR PPST Reincorporation	R$	1,000,595,937.97
Final Equity Value (-) Liquidation Value (Post-Adjustments)	R$	3,148,429,048.70

10.4 Potentially convertible liabilities

In the case of Amazonas, Eletrobras has the credits necessary to convert the debts set forth in "Stage 1" of the modeling, as shown below:

Amazonas liabilities composition In R$ MM (Dec/16)

Without remaining debts with Eletrobras
Stage 1:
R$ 8,970MM
739
1,261
406
8,858
8,858
3,485
14,749
3,485
11,264
1,158
3,536
446
3,090
19,443
7,416
12,027
World Bank
RGR¹
Ordinary Resources
Related Parties
Petrobras
Cigás
Subtotal
CCC²
Suppliers and Other Liabilities⁵
Total
Eletrobras⁴
Working Capital
Gross Indebtedness³

Note: it does not consider legal restrictions of litigious values
1) According to Eletrobras, R$ 475.5 MM refer to RGR PPST
2) Refers to the gross value to liabilities relating to CCC. However, the distributor also holds CCC credits (present on current and non-current assets) on the value of R$ 4.4 Bi
3) Includes taxes and social contributions, regulatory liabilities and sector charges, among others
4) Eletrobras Credits do not include AFAC in the value of R$ 117 MM (in June 2017)
5) Aside from loans and financings, the due diligence considers expired values from suppliers as debts
Source: Amazonas (staff and financial statement), Consórcio Mais Energia B

10.5 Eletrobras capitalization value – "Stage 1"

In order to adjust the capital structure of Amazonas, the total debt value to be converted by Eletrobras in exchange for shares of the distributor in "Stage 1" is presented in the table below:

56

CONVERSION AND ASSUMPTION OF AMAZONAS’ DEBTS
Final Equity Value	R$	(8,911,816,558.94)
Stage 1 - Eletrobras Capitalization	R$	8,911,866,558.94
Debt conversion	R$	2,406,252,266.03
Debt assumption	R$	6,505,614,292.91
Adjusted Equity Value – Post Stage 1	R$	50,000.00
Price per share for Eletrobras underwriting	R$	0.73449354
Total shares subscribed by Eletrobras		12,133,349,104

     The number of new shares subscribed by Eletrobras from these operations is defined pursuant to the price of issuance of the shares.

     This is the stage in which the privatization of Amazonas occurs in technical terms. After the adjustment of capital, 10% of the shares shall be offered to Active and Retired Employees, 90% of the shares less one shall be sold to the potential investor, and one share must remain as property of Eletrobras. The possession of this one share is necessary in case Eletrobras wishes to increase its corporate interest.

     The capitalization values presented consider that the negotiations of the issues related to the CC are duly settled. As indicated in Item 3 – Relevant aspect for the Privatization Procedure, due to the relevance of the CCC value, the solution related to this topic is a critical factor for the success of the auction.

10.6 Shares offering to active and retired employees

     As mentioned, the Brazilian legislation requires that, in a federal privatization, part of the shares directly or indirectly owned by the Government should be sold to the active and retired employees in differentiated conditions.

     Thus, the shares of the distributor held by Eletrobras shall be offered to its active and retired employees, according to the conditions below:

OFFERING TO ACTIVE AND RETIRED EMPLOYEES FROM AMAZONAS
Conditions of differentiated offer
Base value of sale share	R$	0.00000272
Discount over the disposal value for the Investor		10.02%
Share value for differentiated offer	R$	0.00000244
Shares to be offered
Amount of Eletrobras shares		18,410,015,732
Percentage of Eletrobras shares offered		10.00000816%
Total amount offered		1,841,003,076
Ordinary		1,841,003,076
Preferential		0
Total valued of shares offered	R$	5,000.00
Value of shares offered with discount	R$	4,499.03
Value of compensation payable by the Investor	R$	500.97
Lots of the Shares offering to active and retired employees
Value of the lot of shares with discount	R$	0.01000000
Total quantity of lots in the Offer to Active and Retired Employees		449,903
Amount of shares in the lot		4,092
Amount of Ordinary shares in the lot		4,092
Amount of Preferential shares in the lot		0
Re-purchasing process[1] by the investor
Lock-up period		No lock-up
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00000272
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00000299
Correction Index		SELIC
Re-purchasing price per share	R$ 0.00000299 + SELIC

1) In the defined modeling, the repurchase conditions by the investor of the offered shares are exclusive rights of the active and retired employees acquiring them, or by individuals that may acquire them by succession (due to death of the original purchaser). In the case of sale of the shares to third parties, the repurchase benefits will be cancelled.

     The investor shall offset Eletrobras for the offer of shares with differentiated conditions to employees (according to Decree 2.594/98), in addition to complying with the obligations included in this report, as indicated in Item 10.9 - Investors Obligations.

     Shares eventually not purchased by the active and retired employees must be acquired by the investor at the end of the sale of these shares, at the price including the proposed discount. The acquisition of the remaining shares at the discount price shall occur so that the investor is not encumbered, twice, for the financial offset made to Eletrobras in relation to the sale of the shares to the active and retired employees, since the offset to the state-owned company will be made.

10.7 Investor capitalization – “Stage 2”

     In the proposed sales model, for the purposes of liquidation of the auction, the investor willing to purchase Amazonas shall make a contribution of capital with the underwriting of new shares at the company. Such capital shall be paid in national currency.

CAPITALIZATION OF INVESTOR ON AMAZONAS
Adjusted Equity Value – Post Stage 1	R$	50,000.00
Value to be paid by the Investor	R$	491,370,787.84
Adjusted Equity Value – Post Stage 2	R$	491,420,787.84
Amount of share to subscribe to the Investor		180,922,878,687.576
Price per share subscribed	R$	0.00000272

10.8 Amazonas’ final corporate structure

     At the end of the privatization procedure, Amazonas shall present the corporate structure described below, considering the full adhesion of the active and retired employees to the offer of shares:

AMAZONAS’ FINAL CORPORATE STRUCTURE
Total shares			201,043,849,012,596
Capital stock		R$	14,068,005,253.69
Nominal value of shares		R$		0.00006997
Interest	Ordinary shares	Preferential shares	Total Shares	(%)
Investor	180,939,447,700,231	0	180,939,447,700,231	90.0000%
Eletrobras	1	0	1	0.0000%
Active and Retired
Employees	20,104,401,312,364	0	20,104,401,312,364	10.0000%
Other Minorities	0	0	0%
Shares per Class			Total Sharess	(%)
Ordinary			201,043,849,012,596	100.0000%
Preferential			0%
Note: assumes the total follow-up by Active and Retired Employees of the capitalization made by the investor. The final corporate structure, however, shall vary in accordance with the degree of adhesion to the offer by the Active and Retired Employees and to the follow-up rate of the capitalization.

     The final corporate structure will vary depending on the rate of adhesion of the active and retired employees of Amazonas to the offer of shares.

     Shares eventually not acquired by the active and retired employees will be purchased from Eletrobras by the investor. The final participation of Eletrobras, however, shall not be changed.

     In case Eletrobras chooses not to increase its corporate interest, the remaining share held by it shall be sold at its base price to the investor within six (6) months from the date of the auction.

10.9 Investors Obligations

     The purchase Amazonas, the interested investor must undertake to the following obligations established in the sale proposal:

10.9.1 Financial obligations

i. Underwriting and payment of capital at the company ii. Pay Eletrobras the offsetting amount related to the differentiated conditions of the Shares offering to active and retired employees of Amazonas iii. Purchase from Eletrobras the remaining shares of the offer made to the active and retired employees iv. Fulfill the requests related to the offer of shares to the active and retired employees in accordance with the differentiated conditions established

The values of the financial obligations are defined below:

INVESTOR OPERATIONS ON AMAZONAS
Total paid during disposal of Amazonas control	R$	45,500.97
Total value from sale of shares	R$	45,000.00
Amount of sale shares		16,569,012,655
Price per share	R$	0.00000272
Value compensation to Eletrobras for the offer to active and retired employees	R$	500.97
Capitalization - Stage 2
Amount of subscribed shares		180,922,878,687,576
Price per subscribed share	R$	0.00000272
Value to be paid by the Investor	R$	491,370,787.84
Other Obligations
Re-purchase of remainder from the offer to active and retired employees
Re-purchasing price	R$	0.00000244
Re-purchasing amount		Totality of remainder
Maximum value to be re-purchased	R$	4,499.03
Re-purchase of shares from active and retired employees
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00000272
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00000299
Correction Index		SELIC
Re-purchasing price per share		R$ 0.00000299 + SELIC

10.9.2	Obligations defined in the Purchase Agreement
Certain additional obligations are recommended, namely:
i. Comply with the corporate clauses related to active and retired employees, according to the model proposed below:

Contractual obligations proposals
Private Pension	Maintain current conditions for two years
Health Insurance	Maintain current conditions for two years
Re-qualification of dismissed
personnel	Structure re-qualification program compatible with the best market practices

ii.	Comply with the governance clauses related to the stakeholders agreement with Eletrobras, according to the model proposed below:

Proposed Deal Model
Option for Eletrobras to increase participation on the distributor up to
Participation Option	30%
Conditions for capital increase.	Follow or increase participation via debt conversion
Purchase preference	Mutual for investor and Eletrobras
Tag Along	100%
Deal validity	Independent from controller succession

11. Amazonas’ privatization schedule

     A proposal of schedule1 presenting the key stages of the privatization procedure was developed for the privatization of Amazonas. The objective is to offer an overview of the procedure, complemented by a detailed schedule in terms of specific reports and legal drafts.

     The schedule considers the legal requirements of term and the time necessary to make the corporate and financial adjustments, as well as the observance of contractual and corporate aspects. We have observed that this schedule is preliminary and may be subject to changes and adjustments to meet the requirements of the privatization procedure.

     It is worthwhile noting that the proposed schedule was developed considering that the deverticalization procedure of the distributor is already concluded, as per Item 3.1.3 - Effects on the schedule and on the sales process.

Activity	Term
Publication of Resolution CPPI	D + 0
Data Room Opening	D + 9 days
Shareholder’s Meeting of Eletrobras	D + 50 days
Shareholder’s Meeting of Distributor	D + 63 days
Conduction of Public Hearing	D + 70 days[1]
Publication of the Public Notice to Privatization	D + 92 days
Auction	D + 145 days[2]
Auction homologation	D + 168 days[2]
Shareholder’s Meetings of the Distributor	D + 177 days
Liquidation of the auction and execution of the agreement	D + 177 days
Shareholder’s Meeting of the Distributor	D + 207 days[3]

Note: Depending on the effective date of the CPI resolution and the internal deadlines for the corporate procedures of Eletrobras (at times considered in business days), the estimated terms may be changed
1) According to Article 39 of Law 8.666/93, 15 business days before the publication of the Public Notice will be necessary. Considering that six public hearings shall occur, two weeks have been estimated. Thus, in case more days are necessary to hold these public hearings, the schedule will be changed
2) Suggestive term, since such terms are stipulated by the Public Notice
3) Suggestive term, however not smaller than 30 days from the date of the last Shareholder’s Meeting of the
Distributor

Product 11 –Privatization Modeling Proposal

Section III - Auction Model Proposal

12. Model and Procedure of Auctions

Each distributor will be auctioned individually, and the auctions will be held in sequence. The auctions will be held in two stages, the first being of offers in sealed envelope, and the second, which counts only of the classified bidders, of live bidding. Participants will make their offers following an ascending value rate, with the winner of the auction having the bid with the highest rate.

Each one of the first two auctions will include the offer of a Participation Right in further stages of subsequent auctions, as defined below. From the 2nd to the 5th auction, investors who had won at least one preceding auction may remove their auction envelopes before they are opened.

The description of the proposed auction model is presented in the chapters below and detailed in the Public Notice to Privatization and Manual of Procedures of the Auction.

12.1 Proposed model

The proposed model for the conduction of the models is the mixed model, divided into two stages, the first being classificatory to the second, as illustrated below.

Rules and Procedures
1st Stage - Sealed Envelope
Participants deliver envelopes:
Envelopes contain:
– Offer; or
– Non-interest manifestation
Offers are made on the Index (minimum 0) applicable to all relaxes values
– PMSO
– RGR
Classification
Happens if there is more than one offerer
Classify:
– Best offer
– Offers within classification interval
– Holders of the Right to Participate (who use it)
2nd Stage – Live Auction
Increasing auction for the higher Index value
From 0 to 100, the Index applies to the Discount on Tax Relaxation
From 100, the Index applies to grant value, with the additional being multiplied by a reference level
Value and time increase between offers defined by the auction director

The first stage will occur by means of bids in sealed envelope, with the values being used for the classification of the second stage. In case there is more than one bidder classified to the second stage, the bids shall be placed live until the winner with the highest bid is defined, according to the classification criteria defined and presented in <u>Item 12.7 - Auction´s 2nd stage ranking criteria</u>.

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Product 11 –Privatization Modeling Proposal

12.2 Sequence

The sale sequence of distributors shall follow a crescent order of attractiveness of companies as evaluated by the market sounding surveys with potential investors. Thus, the order of the auctions will be according to the figure below.

Considering the current status of promptness of the companies, the auction of Amazonas, specifically, shall be held in a second occasion due to the term necessary for its deverticalization.

Auctions sequencing

Distributor
1st Round
2nd Round
1st Auction
Eletroacre
+
Right1
2nd Auction
Boa Vista
+
Right 1
3rd Auction
Ceron
4th Auction
Ceal
5th Auction
Cepisa
6th Auction
Amazonas

1) The right to participate (detailed below).

12.3 The right to participate

With the purpose of increasing the sales attractiveness of distributors with a smaller degree of interest by investors pursuant to the market sounding, the right to participate will be offered to each one of the first two companies (1st and 2nd auctions).

This right provides its holder the option of being automatically classified for the live stage of an auction, with the minimum requirement of making a valid bid during the first stage in sealed envelope.

Each acquired right may be exercised only once, in the 3rd, 4th, or 5th auction. There is no restriction on the maximum or minimum quantity of participants classified to the second stage, even if using the right to participate in a given auction, as illustrated below.

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Product 11 –Privatization Modeling Proposal

Sequence of Auctions
Right to Participate
Use in auction
Sequence
1st Auction
Eletroacre
2nd Auction
Boa Vista
3rd Auction
Ceron
4th Auction
Ceal
5th Auction
Cepisa
Acquisition of the Right to Participate
Acquisition of the Right to Participate
Use of Right
Use of Right
OR
OR
Use of Right
Use of Right
OR
OR
Use of Right
Use of Right

12.4 The right to withdraw bids

In order to stimulate a higher number of bids, investors winners of any auction should be vested with the right to withdraw their bids from auctions following those they have won. That is, in case an investor wins the 1st auction, it may withdraw its bids from the 2nd to 5th auctions, in case it wins the 3rd auction, it may withdraw the bids from the 4th and 5th, and so successively.

In case the investor is interested in withdrawing its bid from the auction, it shall inform the interest of cancelling the bid after the start of the auction, but before envelopes are opened.

Thus, such procedure allows investors to make less conservative bids in each auction of their interest, without the risk of acquiring more distributors than they may operate.

12.5 Bid procedures and values

The bidding model of the auction was conceived with Technical Notes 351/2017 and 149/2017 of ANEEL, the latter under Public Hearing 032/2017, Technical Note 247/2017 of the Ministry of Mines and Energy ("MME"), Law no. 13.299/2016, and the Draft of the Decree that regulates the bidding of concession of distribution associated with the transfer of control of legal entity provider of public service of electric power.

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Product 11 –Privatization Modeling Proposal

     As established in the regulation above, the regulatory aspects mentioned below have been made flexible for the area of concession of the distributor:

RELAXED PARAMETERS

- PMSO
- RGR PPST

     As a form of allowing the reduction of the power rate charged against the consumer, the relaxed parameters shall be used as auction variables. They will be reduced by the bids of investors participating in the auction up to the limit of the relaxations performed by the regulator.

     Once the relaxed parameters have a limit, the regulation also established the possibility of offer of values of grant by investors, with their resources being destined to the Government. The grant offer is subsequent to the reduction of the relaxed parameters and has no capped value. Thus, there are no procedural limits for the bids placed by the participants of the auction.

     To reduce the operating complexity of an auction with several parameters, the proposal is to establish a single variable for the investor offers. This variable is a reference Index, exclusive and of crescent value, the ‘Combined Discount Index in the Regulatory Flexibility and Grant’ –referred to as Index.

     In order to meet the regulatory requirements, the Index value will begin with 0.00 (zero) percentage point (p.p.) and shall not have capped value, with up to two decimal points for bids. The Index will also have two combined intervals, the first representing how investors are willing to reduce the tax relaxed, and the second representing how much they are willing the offer as grant value.

The intermediary values of the Index are described below:

- Values from zero (0.00) to one hundred (100.00):

o The offers in this interval will be related to the discount percentage in the relaxed regulatory parameters offered by the investor, with the percentage being applied linearly to all relaxed parameters in the area of concession of the distributor;

o The values will be used to define the final regulatory parameters of the area of concession of the distributor, according to the Draft of Electric Power Distribution Concession Agreement resulting from Public Hearing 94/2016 of ANEEL and Public Inquiry 037/2017 of the Ministry of Mines and Energy -MME.

- Values above one hundred point zero one (100.01):

Product 11 –Privatization Modeling Proposal

o The bids in this interval consider only the values additionally to the initial one hundred (100.00) p.p. and refer to the value of offered grant, with the payment being made to the Government;

o The value offered by the investor shall be multiplied by a pre-determined reference money value to each one (1.00) percentage point of the Index after 100.01;

For exemplification purposes, we indicate the following cases:

- Index equal to zero (0.00): The tariff is not reduced, nor the grant value. The agreement will be signed with the whole Regulatory Flexibility that served as the base of the auction;

- Index equal to one hundred (100.00): The investor completely waives to the relaxed, without offering grant value. The concession agreement shall be signed without adjustments resulting from the auction, to be applied over the relaxed factors (as per the Draft of Electric power Distribution Concession Agreement resulting from Public Hearings 94/2016 and 032/2017 of ANEEL);

- Index equal to one hundred and ten (110.00): The investor completely waives to the relaxed and offers as grant ten (10) times its reference value for each percentage point. The concession agreement will be signed without adjustments resulting from the auction, to be applied over the relaxed factors. The reference grant value of each percentage point (for instance, R$ 5 million) will be multiplies by 10, and the resulting grant value (in this case, R$ 50 million) will be destined to the Government.

     The Index will be valid both to the first stage (in closed envelope) and in the second stage (live bidding). After opening the envelopes, in case of bidders classified to the 2nd stage, the bids of investors for the highest Index value continue in live bidding until one of them is declared winner.

12.6 Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’

     The values of the first interval of the Index (from 0.00 to 100.00 p.p.) refer to the Regulatory Flexibility, in which the offered discount is applied linearly over the values of the relaxed parameters by the regulator.

     In this context, the values of the regulatory parameters used as variables of the auction should be fixed. Thus, investors will know the amount in which they bids will be placed and that will base the auction. This recommendation also aims at avoiding legal inquiries prior to or after the auction, which may compromise the privatization of the distributor.

     For such, the PMSO value and the RGR PPST to be used as auction variables should be fixed. These values will depend on the future definition of ANEEL to be used in the auction and will be informed upon the publication of the invitation to privatization. The additional RGR values eventually not part of the auction will be fully offset via tariff.

     The table below shows the Consortium estimate for the base of values of the auction variables for the auction of the distributor:

Product 11 –Privatization Modeling Proposal

NOTE BASE ESTIMATE VALUES FOR AUCTION		AMAZONAS

l	Index (BID)	Auction Result

2	Contract: Sub clause on Tariff Coverage of RGR	Auction Result

3	Relaxation PMSO 2017	288,773,710
4	Regulatory PMSO 2017	625,875,184
5	Pre-Auction Discount	0.0%
6	2017 PMSO Relaxation Post Pre-Auction Discount	288,773,710
7	Contract: Item II Sub Clause 3 Clause 19 of the Contract	Auction Result

8	Regulatory PNT 2016	N/A
9	PNT Relaxation	N/A
10	Adjusted Relaxation	N/A
11	Contract: Item III Sub Clause 3 Clause 19 of the Contract	N/A

Note: Non-Technical Losses (“PNT”) are not applicable to the case of Amazonas

EXPLANATORY NOTES
1	Value offered by the auction winner
2	Value to be defined on the Contract Clause that rules the tariff recognition of RGR
3	Relaxation base for Operational Costs of 2017 (estimated by the Consortium, according to item 43 of NT 149/2017) -
will be informed by Aneel for the Auction
4	Operational Costs considered on the Tariff Process of 2017 (estimated by the Consortium, according to item 43 of
NT 149/2017) - will be informed by Aneel for the Auction
5	Adjustment to zero Equity Value, as instructed on the Decree Minutes
6	Relaxation base for Operational Costs of 2017, adjusted by Pre-Auction Discount
7	Value to be defined on Item II, Sub-Clause 3, Clause 19 of the Contract
8	Non-Technical Losses considered by the Tariff Process of 2016 (NT 149/2017)
9	Relaxation base of Non-Technical Losses (NT 149/2017)
10	2017 PNT Relaxation adjusted by Post Pre-Auction Discount
11	Value to be defined on Item III, Sub-Clause 3, Clause 19 of the Contract

     The values of the second interval of the Index (above 100.01 p.p.) are related to the grant value. As explained, the Index value offered by the investor above 100.00 p.p. shall be multiplied by a reference value to each percentage point related to the grant. The reference value must be monetary, in Real, and defined in the Public Notice to the auction.

     The reference value should be based on parameters related to the context of the privatization of the distributor. Thus, the reference value will be established in a logical way and shall maintain a relationship with the other aspects of the auction.

     For that, two initial possibilities were identified for the definition of the monetary reference value of each percentage point offered as grant value:

i) Value with magnitude order near the monetary value estimated to each percentage point of the first interval of the Index (part related to rate relaxed discount);

ii) Percentage of the Enterprise Value of the distributor.

Product 11 –Privatization Modeling Proposal

     The preliminary values estimated by the Consortium to each one of the two presented possibilities are listed below, as a form of support for the definition of the reference value of each percentage point related to the grant:

REFERENCE VALUE ALTERNATIVES FOR EACH P.P. - GRANT FROM AMAZONAS

i) Value[1] estimated for each Index p.p.	R$ 15.0 Million
ii) Value[1] regarding Enterprise Value	R$ 5.6 Million
Enterprise Value	R$ 2,223.7 Million
Percentage Base of Enterprise Value	0.25%
1) Approximate value

12.7 Auction´s 2nd stage ranking criteria

     Bids placed in the 1st stage will be considered as classified to the 2nd stage of each auction, in the case· of: Being the bid with the highest Combined Discount Index in the Regulatory Flexibility· and Grant Being a bid in the interval of classification

     The interval of classification will be defined upon the publication of the Public Notice and is demonstrated as an example in the table below. The representativeness of the interval of classification was also considered in relation to the Enterprise Value of the distributors.

     The interval value suggested was secured in relation to its estimated absolute value and its representativeness in relation to the Enterprise Value of the distributor. Thus, an interval was proposed in which these two aspects could not be extremely high or low, stimulating competitiveness of investors in the auction.

     Considering the differentiated round in relation to the others and the expressive weight of the relaxation of regulatory parameters to the distributor, Amazonas has an interval of classification smaller than the other companies.

     Bids will be considered in the interval of classification if their difference to the offer with the highest Index is smaller than or equal to the specific classification interval of the auction. Since there is no limit for the value offered by the Index, the interval of classification shall observe the best bid placed.

Interval of Classification
Auction	6th
Company	Amazonas
Interval of Classification	10.00

     For example, in case the highest bid is of an Index equal to 75.00 in the auction of the distributor, bids greater than or equal to 65.00 (75.00 less 10.00) will be considered as classified. Similarly to this auction, in case the best bid is equal to 110.00, offers greater than or equal to 100.00 will be classified. The Interval of Classification may also be changed until the final draft of the Public Notice is drawn up.

Product 11 –Privatization Modeling Proposal

     The monetary values of each percentage point (p.p.) of discount in the Index related to discount in the regulatory flexibilization is not fixed, ranging in accordance with the estimate made. Similarly, the nominal values to the Interval of Classification will range.

     The estimate of the Consortium of the approximate average of the monetary values of each percentage point of variation and of the interval of classification is presented below. These are estimated values of reduction in the Enterprise Value of the company, which, on its turn, reflect the Equity Value (value to stakeholder).

CLASSIFICATION INTERVAL FOR AMAZONAS AUCTION

Approximated value for one (1) p.p. variation	R$ 15.0 Million
Classification Interval	10 p.p.
Estimated value for Classification Interval	R$ 150.0 Million
Estimated percentage of Enterprise Value	6.7%

     The estimate of value for one percentage point of variation is made based on the economic-financial evaluation model of this Consortium. To every percentage point of discount conceded, the relaxation parameters are adjusted, with key reflections to reductions in the value of Installment A. It also includes the discount to be given in RGR PPST, considering the present value of the amount accumulated until June 2017.

     It should be noted that this estimate is based on the average of values found by the Consortium for progressive reductions to the Index in relation to discount in the regulatory flexibilization, since the curve of values is not linear. That is, different values will be obtained to different discount levels to the Index.

     The investor, on its turn, shall make its own estimate, according to the modeling of valuation of the distributor, so that it may guide its bid in the auction.

12.8 Auction procedures

     Prior to the public auction sessions, interested parties must hand the qualification documentation in conjunction with the economic bids, in sealed envelope.

     For an investor to have its bid considered valid in one of the auctions, such investor shall deliver envelopes to all auctions of each round, even if without bid or with the indication of non-interest. For instance, even though the investor is exclusively interested in the company of the 4th auction, it shall hand envelopes to all other auctions of the round.

     This procedure aims at mitigating eventual asymmetries of information from investors in relation to which or how many investors are bidding to each company.

     The 3rd, 4th, and 5th auctions will allow bidders to exercise their right to participate in the 2nd stage, if so desired, as demonstrated in the figure below. The right to participate must be delivered duly filled and signed. The validity of the right is conditioned to the prior delivery of a valid economic bid to the auction in screen.

     The chart below illustrates the sequence of deliveries of bids and the right to participate in the auctions.

Product 11 –Privatization Modeling Proposal

Schedule and process of envelope delivery

Pre-Auction
Delivery:
• Qualifications
• Envelopes with offers for all auctions
1st Round
2nd Round
1st Auction
Opening of envelopes
Live Auction
2nd Auction
Removal of offers1
Opening of envelopes
Live Auction
3rd Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
4th Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
5th Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
6th Auction
Opening of envelopes
Live Auction

1) To investors who have won at least one of the preceding auctions
2) The right to participate

The statement of interest of withdrawal of bids must occur at the beginning of each auction, before the envelopes are opened, in order to keep the confidentiality of the removed envelopes. The delivery of the right to participate shall occur after opening the envelopes of the respective auction, so that the investor exercises such right only if deemed necessary.

The procedural details are described in the Public Notice to Privatization and in the Manual of Procedures of the Auction.

12.9 Scenario without deverticalization

It should be considered that eventual restrictions of legal nature for the effective privatization of Amazonas Distribuidora in the same model of the other distributors may compromise the sale of the company associated with the grant of concession.

In this context, as per Article 3, Item II, of Law 9.427/96, and the Draft of Decree that governs the bidding of distribution concession, ANEEL shall conduct the auction in the case of option for the sale of the pure concession and the definition of the respective rules.

The present value of the cash flows of the concession is reflected with the relaxation of the tariff, considering the necessary adjustments to be made:

CURRENT AMAZONAS GRANT CASH FLOW VALUE	
Present value of grant cash flow	R$ 2,285,432,757.97
Enterprise Value (+/-)	R$ 2,223,734.395.42
Adjustments	R$ 61,698,362.55

Note: Considers efficiency assumptions detailed on the Economic-Financial Assessment Report

It should be noted that the positive value of the cash flow demonstrated above includes the acquisition of assets in use not depreciated, to be reverted by Amazonas Distribuidora to the Granting Power, as well as balances from the payment or compensation of financial values of

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Product 11 –Privatization Modeling Proposal

tariff. In addition, the transfer of agreement for the purchase and transmission of electric power and sectoral charges linked to the new concession shall be determined.

The Draft of Decree – regulation of Paragraphs 1-A, 1-C and 1-D, Art. 8 of Law No. 12.783, of 2013, establishes in its Article 5, item III:

Paragraph 1 – The winner of the bidding mentioned in the header shall, according to the rules and deadlines to be defined by ANEEL in the Public Notice, acquire from the party responsible for the provision of the public service of electric power distribution the reversible assets and facilities linked to the provision of the service, for value equivalent to the installment of investments not amortized and/or depreciated associated thereto, valuated by the methodology of the New Replacement Value – “VNR”.

Paragraph 2 – The winner of the bidding set forth in the header shall compensate the party responsible for the provision of the public service of electric power distribution for the outstanding balances, when positive, of eventual insufficiency of payment or reimbursement by the tariff, related to financial values to be calculated based on the rules previously established by ANEEL, including those constituted after the last tariff change.

Paragraph 3 - ANEEL shall define the obligations of purchase of energy, transmission of energy, and sectoral charges, to be assumed by the new concession holder, from the effectiveness of the new concession agreement.

     The purchase values shall be object of specific reports, to be validated by the regulator. The purchase values for the acquisition of the Regulatory Remuneration Base preliminarily estimated by the Consortium are presented below:

ESTIMATE ACQUISITION VALUE
Estimate acquisition value	R$	(838,871,261.00)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.